Form 40-F
period 2005-12-31
BANRO CORP
filed 2006-03-31
CIK 1286597

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 40-F

|__| Registration  statement  pursuant to Section 12 of the Securities  Exchange
     Act of 1934

                                       or

|X| Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

     For the fiscal year ended: December 31, 2005

     Commission file number: 001-32399


                                Banro Corporation
             (Exact name of registrant as specified in its charter)

         Canada                            1040                    N/A
(Province or Other Jurisdiction        (Primary Standard       (I.R.S. Employer
of Incorporation or Organization)         Industrial         Identification No.)
                                      Classification Code)

         Martin Pomerance                           1 First Canadian Place
       Dorsey & Whitney LLP                    100 King Street West, Suite 7070
         250 Park Avenue                       Toronto, Ontario M5X 1E3, Canada
     New York, New York 10177                           (416) 366-2221
          (212) 735-0784                        (Address and telephone number of
 (Name, address (including zip code) and        registrant's principal executive
 telephone number (including area code) of                 offices)
  agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:                  Name of Each Exchange On Which Registered:
--------------------                  ------------------------------------------
Common Shares, no par value           American Stock Exchange
                                      Toronto Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

|X|  Annual Information Form         |X|  Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Title of Each Class:                    Outstanding at December 31, 2005:
--------------------                    ---------------------------------
Common Shares                           32,711,688


Indicate  by check  mark  whether  the  Registrant  by  filing  the  information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to
the  Registrant in connection  with such Rule. |_|  Yes 82-_____    |X|  No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90
days. |X|  Yes    |_|  No

--------------------------------------------------------------------------------

                                  UNDERTAKINGS

     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or to transactions in said securities.

                             CONTROLS AND PROCEDURES

     The Registrant's management, with the participation of the Registrant's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Registrant's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report (the "Evaluation Date"). Based upon the evaluation described above, the Chief Executive Officer and Chief Financial Officer concluded that as of the Evaluation Date, the Registrant's disclosure controls and procedures were effective.

     No changes were made in the Registrant's internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Registrant's internal control over financial reporting.

     The Registrant's management, including the Chief Executive Officer and Chief Financial Officer, does not expect that the Registrant's disclosure controls and procedures or internal control over financial reporting will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Registrant have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

                        AUDIT COMMITTEE FINANCIAL EXPERT

     John A. Clarke serves as a member of the audit committee of the Registrant's Board of Directors. The Board of Directors has reviewed the definition of "audit committee financial expert" under item 8(a) of General Instruction B to Form 40-F and determined that Mr. Clarke satisfies the criteria for a audit committee financial expert under the Exchange Act. The Commission has indicated that the designation of Mr. Clarke as an audit committee financial expert does not make Mr. Clarke an "expert" for any purpose, impose any duties, obligations or liability on Mr. Clarke that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.

                                 CODE OF ETHICS

     The   Registrant  has  adopted  a  code  of  ethics  that  applies  to  the
Registrant's principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. A copy of Registrant's code of ethics is available without charge, upon request made to the Secretary at 1 First Canadian Place, 100 King Street West, Suite 7070, Toronto, Ontario M5X 1E3, Canada.

                     PRINCIPAL ACCOUNTANT FEES AND SERVICES

     The disclosure provided under the heading "Audit Committee Information - External Auditors Service Fees " in Exhibit 99.1 hereto is incorporated by reference herein.

                         OFF-BALANCE SHEET ARRANGEMENTS

     None

                  TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     The  disclosure   provided   under  the  heading   "Liquidity  and  Capital
Resources - Contractual Obligations" in Exhibit 99.3 hereto is incorporated by reference herein.

                                   SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           BANRO CORPORATION



                                           /s/  Peter Cowley
                                           -------------------------------------
                                           Peter Cowley
                                           President and Chief Executive Officer

Date:  March 31, 2006

                                  EXHIBIT INDEX

     The following exhibits have been filed as part of the Annual Report:

Exhibit   Description
-------   -----------
99.1      Annual Information Form for the financial year ended December 31, 2005
99.2 Audited Comparative Consolidated Financial Statements of the Registrant including the notes thereto, as of December 31, 2005 and 2004 and for each of the years ended December 31, 2005, 2004 and 2003 together with the report of the auditors thereon, including a U.S. GAAP reconciliation
99.3      Management's  Discussion  and Analysis for the year ended December 31,
          2005
99.4      Consent of BDO Dunwoody LLP, Chartered Accountants
99.5      Consent of SRK Consulting
99.6      Consent of Christopher O. Naas
99.7      Section 302 Certifications
99.8      Section 906 Certifications