Form 40-F
period 2007-12-31
BANRO CORP
filed 2008-05-05
CIK 1286597

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

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

DL Services, Inc. U.S. Bank Center 1420 5th Avenue, Suite 3400 Seattle, WA 98101-4010 (206) 903-8800

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common shares, no par value	American Stock Exchange Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☒Annual Information Form       ☒Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 39,860,137

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.      ☐ Yes           ☒No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.      ☒ Yes           ☐No

EXPLANATORY NOTE

Banro Corporation (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits incorporated by reference herein contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	risks related to all of our gold properties being in the Democratic Republic of the Congo, including political, economic, and regulatory instability;

•	risks related to our potential need for and ability to obtain additional financing;

•	risks related to uncertainty in our ability to fund the development of our mineral properties or the completion of further exploration programs;

•	risks related to differences between U.S. and Canadian practices for reporting resources and reserves;

•	risks related to our resources figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated;

•	risks related to changes in the market price of gold which in the past has fluctuated widely and which could affect the profitability of our operations and financial condition;

•	risks related to currency fluctuations;

•	risks related to the inherently dangerous activity of mining, including conditions or events beyond our control;

•	risks related to governmental regulations;

•	risks related to uncertainty in our ability to obtain and maintain certain permits necessary to our current and anticipated operations;

•	risks related to our business being subject to environmental laws and regulations which may increase our costs of doing business and restrict our operations;

•	uncertainty relating to our ability to attract and maintain qualified management to meet the needs of our anticipated growth and risks relating to our ability to manage our growth effectively;

•	risks related to our history of losses, which we may continue to incur in the future;

•	risks related to increased competition that could adversely affect our ability to attract necessary capital funding; and

•	risks related to our officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests.

This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the exhibits incorporated by reference hereinannual report. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

NOTE TO UNITED STATES READERS-

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed with this report on Form 40-F, in accordance with Canadian generally accepted accounting practices (“GAAP”), and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies. Significant differences between Canadian GAAP and United States GAAP are described in Note 16 of the comparative audited consolidated financial statements of the Company filed as Exhibit 99.3 to this annual report on Form 40-F.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2007, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S.$1.00 = CDN$0.9881.

RESOURCE ESTIMATES

The Company’s Annual Information Form filed as Exhibit 99.1 to this annual report on Form 40-F has been prepared in accordance with the requirements of the applicable securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and permitted to be disclosed by Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

ANNUAL INFORMATION FORM

The Company’s Annual Information Form for the fiscal year ended December 31, 2007 is filed as Exhibit 99.1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS AND

MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited consolidated financial statements of the Company as at and for the years ended December 31, 2006 and 2007, including the report of the independent auditor with respect thereto, are filed as Exhibit 99.3 and incorporated by reference in this annual report on Form 40-F. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 16 to the Company’s audited consolidated financial statements.

Management’s Discussion and Analysis

The Company’s annual management’s discussion and analysis (“MD&A”) is filed as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

Tax Matters

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

As required by applicable Canadian securities laws, on March 31, 2008 the Company filed on SEDAR its annual MD&A related to the financial year ended December 31, 2007 (the “2007 MD&A”). The 2007 MD&A was filed on EDGAR at the same time. The 2007 MD&A (which is dated as of March 28, 2008) is also being filed as Exhibit 99.2 and is incorporated by reference in this annual report on Form 40-F.

Also as required by applicable Canadian securities laws, the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) evaluated the effectiveness of the Company’s “disclosure controls and procedures” (as such term is defined under applicable Canadian securities laws) as of December 31, 2007 and caused the Company to disclose in the 2007 MD&A their conclusions about the effectiveness of such disclosure controls and procedures as of December 31, 2007 based on such evaluation.

Following the filing of the 2007 MD&A, (a) the Company’s auditors carried out an audit of the Company’s internal control over financial reporting as of December 31, 2007 based on current U.S requirements for internal control over financial reporting (the auditor’s attestation in respect of this audit is filed as Exhibit 99.4 and is incorporated by reference in this annual report on Form 40-F), and (b) in conjunction with this audit, the Company’s management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of

December 31, 2007 based on such U.S. requirements. Based on this evaluation, several material weaknesses in the internal control over financial reporting were identified. See “Management’s Report on Internal Control over Financial Reporting” below for a discussion in respect of this evaluation.

Following this evaluation of the design and operation of the Company’s internal control over financial reporting, an evaluation of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Exchange Act) as of December 31, 2007 was carried out under the supervision of and with the participation of the Company’s management, including the CEO and CFO. This evaluation evaluated whether the Company’s “disclosure controls and procedures” (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Exchange Act) were effective in ensuring that (a) information required to be disclosed by the Company in reports that it files or submits to the Securities and Exchange Commission under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms, and (b) material information required to be disclosed in the Company’s reports filed under the Exchange Act is accumulated and communicated to the Company’s management, including the CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure. Based on this evaluation and as a result of the conclusions regarding the design and operation of the Company’s internal control over financial reporting (see “Management’s Report on Internal Control over Financial Reporting” below), the CEO and the CFO have concluded that as of December 31, 2007, the Company’s “disclosure controls and procedures” (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Exchange Act) were not effective in ensuring items (a) and (b) above.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the following material weaknesses existed:

Financial Reporting and Review Process

The Company had insufficient controls and procedures in place to ensure appropriate segregation of duties within the Financial Reporting and Review Process. Specifically, the responsibilities assigned to the CFO include substantially all financial statement and note creation functions. No additional personnel in the Company performs functions at a level of precision that would adequately prevent or detect misstatements in a timely basis. In addition, the Company did not maintain adequate policies and procedures regarding end-user computing. Specifically, controls over the access to, and completeness, accuracy, validity, and review of, certain spreadsheet information that supports the financial reporting process were either not designed appropriately or did not operate as designed.

Entity-Level Controls

During the assessment of the Entity-Level Controls, we noted that design over the entity level controls was not sufficient to prevent a material weakness. The deficiencies in the design of the controls result in a reasonable possibility that a material misstatement may not be prevented or detected in the annual or interim financial statements in a timely manner. Specifically, the Audit Committee and senior management’s oversight of the assessment and reporting of internal control based on the Integrated Framework issued by the Committee of

Sponsoring Organizations of the Treadway Commission and the process of identifying and assessing risks related to internal control over financial reporting within the Company based on this framework were not considered effective.

As this report is required for U.S. reporting purposes, the Company is a “foreign private issuer” as defined in Rule 3b-4 of the Exchange Act, and the Company is an “accelerated filer”, the Company is required to provide an auditor’s attestation report on internal control over financial reporting. The Company’s auditor has issued an attestation report on the Company’s internal control over financial reporting as at December 31, 2007. The auditor’s attestation is filed as Exhibit 99.4 and is incorporated by reference in this annual report on Form 40-F.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the period covered by this annual report on Form 40-F, no changes occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

As of April 18, 2008, the Company began to take and implement the following remediation steps to remedy the material weaknesses and enhance the internal control over financial reporting and entity-level controls:

(i)

We will implement a system whereby we retain the outside services of a professional accounting firm; experts in the field of internal controls to assess and re-engineer the control environment so as to compensate for the inherent segregation of duties (as it relates to the preparation of the financial statements and notes) issue due to limited resources.

(ii)

We will emphasize enhancement of the segregation of duties based on the limited resources we have and, where practical, we will continue to assess the cost versus benefits of additional resources that would mitigate the situation.

(iii)	The Company is in the process of developing appropriate procedures to remediate each of the material weaknesses identified in management’s assessment of internal controls as of December 31, 2007.

The Company’s management, including the CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

CORPORATE GOVERNANCE

The Company is required to describe its practices with regards to corporate governance on an annual basis in the Company’s information circular in accordance with the disclosure requirements of Canadian National Instrument 58-101 Disclosure of Corporate Governance Practices. The Company is also listed on the American Stock Exchange (“AMEX”) and complies as necessary with the rules and guidelines of AMEX as well as the United States Securities and Exchange Commission (“SEC”). The Company reviews its governance practices on an ongoing basis to ensure it is in compliance. The Company is complying with applicable new and revised rules and regulations, introduced pursuant to the Sarbanes-Oxley Act in the United States by the SEC and AMEX.

The Company’s board of directors (the “Board”) is responsible for the Company’s corporate governance policies and has separately designated a standing Compensation Committee. The Board has determined that all the members of the Compensation Committee are independent, based on the criteria for independence and unrelatedness prescribed by the Sarbanes-Oxley Act of 2002, section 10A(m)(3), and the AMEX.

Corporate governance relates to the activities of the Board, the members of which are elected by the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company. The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.

Canadian National Policy 58-201 Corporate Governance Guidelines establishes corporate governance guidelines (which are not intended to be prescriptive) that apply to all Canadian public companies. The Company has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Company’s practices comply with the guidelines; however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted.

AUDIT COMMITTEE

The Board has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Company’s Audit Committee are identified on pages 34 and 35 of the Annual Information Form, which is filed as Exhibit 99.1 and incorporated by reference herein. In the opinion of the Board, all members of the Audit Committee are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the American Stock Exchange) and are financially literate.

Audit Committee Financial Expert

John A. Clarke is the financial expert, in that he has an understanding of generally accepted accounting principles and financial statements; is able to assess the general application of accounting principles in connection with the accounting for estimates, accruals and reserves; has experience preparing, auditing, analyzing or evaluating financial statements that entail accounting issues of equal complexity to the Company’s financial statements (or actively supervising another person who did so); has an understanding of internal controls and procedures for financial reporting; and has an understanding of audit committee functions.

The members of the Audit Committee do not have fixed terms and are appointed and replaced from time to time by resolution of the Board.

The Audit Committee meets with the CEO and CFO and the Company’s independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls, as well as audit procedures and audit plans. The Audit Committee also recommends to the Board the auditors to be appointed. In addition, the Committee reviews and recommends to the Board for approval the annual financial statements, and the annual management discussion and analysis, and undertakes other activities required by regulatory authorities.

Audit Committee Charter

The Company’s Audit Committee charter is available on the Company’s website at www.banro.com or in print to any shareholder who provides the Company with a written request. A copy of the Audit Committee charter is also attached as Schedule “A” to the Company’s Annual Information Form which is filed as Exhibit 99.1 and incorporated by reference into this annual report on Form 40-F.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

BDO Dunwoody LLP acted as the Company’s independent auditor for the fiscal year ended December 31, 2007. See page 36 of the Registrant’s Annual Information Form, which is filed as Exhibit 99.1, for the total amount billed to the Company by, or the estimated total fees of, BDO Dunwoody LLP for services performed in respect of the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees).

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY

INDEPENDENT AUDITORS

See page 36 of the Registrant’s Annual Information Form which is filed as Exhibit 99.1 and incorporated by reference into the annual report on Form 40-F.

OFF-BALANCE SHEET TRANSACTIONS

The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

CODE OF ETHICS

The Board has adopted a written Business Conduct Policy (the “Code”) by which it and all employees of the Company abide. In addition, the Board encourages a culture of ethical business conduct and believes the Company’s high caliber management team promotes a culture of ethical business conduct throughout the Company’s operations and is expected to monitor the activities of the Company’s employees, consultants and agents in that regard. The Code requires that employees report any observed breach of the Code to the Company’s CEO.

It is a requirement of applicable corporate law that directors and officers who have an interest in a material transaction or material agreement with the Company disclose that interest and, in the case of directors, abstain from voting in respect of same. These requirements are also contained in the Company’s by-law, which is made available to the directors and officers of the Company.

All amendments to the Code, and all waivers of the Code with respect to any of the employees covered by it, will be posted on the Company’s website, submitted on Form 6-K and provided in print to any shareholder who requests them. A copy of the Code is located on the Company’s website at www.banro.com.

CONTRACTUAL OBLIGATIONS

The information provided under the heading “Management’s Discussion and Analysis — Contractual Obligations “ contained in Exhibit 99.2 as filed with this annual report on Form 40-F contains the Company’s disclosure of contractual obligations and is incorporated by reference herein.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2007 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AMEX CORPORATE GOVERNANCE

The Company’s common shares are listed on AMEX. Section 110 of the AMEX Company Guide permits AMEX to consider the laws, customs and practices of foreign issuers in relaxing certain AMEX listing criteria, and to grant exemptions from AMEX listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to AMEX standards is as follows:

Shareholder Meeting Quorum Requirement: The AMEX minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on AMEX is required to state its quorum requirement in its by-law. The Company’s quorum requirement is set forth in its by-law, which provides that a quorum for the transaction of business at any meeting of shareholders shall be two persons entitled to vote thereat present in person or represented by proxy.

Proxy Delivery Requirement: AMEX requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the

Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

The foregoing are consistent with the laws, customs and practices in Canada.

In addition, we may from time-to-time seek relief from AMEX corporate governance requirements on specific transactions under Section 110 of the AMEX Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, we shall make the disclosure of such transactions available on our website at www.banro.com. Information contained on our website is not part of this annual report.

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with respect to the class of securities in relation to which the obligation to file this Form 40-F arises.

EXHIBITS
99.1	Annual Information Form of the Company for the year ended December 31, 2007
99.2	Management’s Discussion and Analysis
99.3	Annual Financial Statements
99.4	Auditor’s Attestation
99.5	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934
99.6	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Consent of BDO Dunwoody LLP, Chartered Accountants
99.8	Consent of Michael B. Skead
99.9	Consent of Martin F. Pittuck
99.10	Consent of Gordon Cunningham
99.11	Consent of Daniel K. Bansah
99.12	Consent of Anthony Smith
99.13	Consent of A. Gareth O’Donovan

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

BANRO CORPORATION

Date: May 2, 2008	By: /s/ Michael J. Prinsloo ________________________________________ Name: Michael J. Prinsloo Title: Chief Executive Officer