Form 40-F/A
period 2007-12-31
BANRO CORP
filed 2008-09-02
CIK 1286597

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

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

DL Services Inc.
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

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.          ☐  Yes          ☒  No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.                              ☒ Yes                                                           ☐  No

EXPLANATORY NOTE

This Amendment No. 1 to the annual report on Form 40-F for the year ended December 31, 2007 of Banro Corporation (the “Original Form 40-F”) is being filed to correct an accounting error that Banro Corporation (the “Company”) discovered in preparing its interim consolidated financial statements for the six month period ended June 30, 2008.  The Company determined that the previously issued annual consolidated financial statements for the three month period ended March 31, 2008 did not properly account for the dilution of the Company’s interest in BRC DiamondCore Ltd. (“BRC”) that resulted from the acquisition by BRC of Diamond Core Resources Limited in February 2008.  The Company also re-examined the accounting treatment of dilution gains for the purposes of the reconciliation of its financial statements to United States generally accepted accounting principles and determined that gains related to the dilution of BRC should have been recorded in capital rather than income. The Company has amended its December 31, 2007 and 2006 consolidated financial statements filed as Exhibit 99.3 to the Original Form 40-F.

Other than as expressly set forth above and herein, this Amendment does not, and does not purport to, update or restate the information in any item of the Original Form 40-F or reflect any events that have occurred after the Original Form 40-F was filed.  In addition, pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, the certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (“SOX”), and the certifications pursuant to Section 906 of SOX, filed as exhibits to the Original Form 40-F, have been re-executed as of the date of, and are refiled as part of, this Amendment as Exhibits 99.5, 99.6, 99.7 and 99.8.  No other changes have been made to the Original Form 40-F.  The filing of this Amendment shall not be deemed an admission that the Original Form 40-F, when made, included any known untrue statement of material fact or knowingly omitted to state a material fact necessary to make a statement not misleading.

DISCLOSURE CONTROLS AND PROCEDURES

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

Following the filing of the 2007 MD&A, (a) the Company’s auditors carried out an audit of the Company’s internal control over financial reporting as of December 31, 2007 based on current U.S requirements for internal control over financial reporting (the auditor’s attestation in respect of this audit is filed as Exhibit 99.4 and is incorporated herein in this annual report on Form 40-F), and (b) in conjunction with this audit, the Company’s management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2007 based on such U.S. requirements. Based on this evaluation, several material weaknesses in the internal control over financial reporting were identified. See “Management’s Report on Internal Control over Financial Reporting” below for a discussion in respect of this evaluation.

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

Financial Reporting and Review Process

The Company had insufficient controls and procedures in place to ensure appropriate segregation of duties within the Financial Reporting and Review Process. Specifically, the responsibilities assigned to the CFO include substantially all financial statement and note creation functions. No additional personnel in the Company performs functions at a level of precision that would adequately prevent or detect misstatements in a timely basis, specifically with respect to the reconciliation between Canadian and U.S. GAAP. In addition, the Company did not maintain adequate policies and procedures regarding end-user computing. Specifically, controls over the access to, and completeness, accuracy, validity, and review of, certain spreadsheet information that supports the financial reporting process were either not designed appropriately or did not operate as designed.

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

As this report is required for U.S. reporting purposes, the Company is a “foreign private issuer” as defined in Rule 3b-4 of the Exchange Act, and the Company is an “accelerated filer”, the Company is required to provide an auditor’s attestation report on internal control over financial reporting. The Company’s auditor has issued an attestation report on the Company’s internal control over financial reporting as at December 31, 2007. The auditor’s attestation is filed as Exhibit 99.4 and is incorporated by reference herein.

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

As of April 18, 2008, the Company began to take and implement the following remediation steps to remedy the material weaknesses and enhance the internal control over financial reporting and entity-level controls:

(i)            We will implement a system whereby we retain the outside services of a professional accounting firm; experts in the field of internal controls to assess and re-engineer the control environment so as to compensate for the inherent segregation of duties (as it relates to the preparation of the financial statements and notes) issue due to limited resources.  In addition, the Company will retain the outside services of a professional accounting firm with US GAAP expertise to compensate for limited resources inside the Company with respect to reconciliation between Canadian and U.S. GAAP.

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

EXHIBITS

99.1*	Annual Information Form of the Company for the year ended December 31, 2007

99.2*	Management’s Discussion and Analysis

99.3 (1)	Annual Financial Statements as amended and restated

99.4 (1)	Auditor’s Attestation

99.5	Certification of Chief Executive Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934

99.6	Certification of Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934

99.7	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.9 (1)	Consent of BDO Dunwoody LLP, Chartered Accountants

99.10*	Consent of Michael B. Skead

99.11*	Consent of Martin F. Pittuck

99.12*	Consent of Gordon Cunningham

99.13*	Consent of Daniel K. Bansah

99.14*	Consent of Anthony Smith

99.15 *	Consent of A. Gareth O’Donovan

* previously filed

(1)   Replaces exhibit of same description filed with the annual report on Form 40-F filed on May 5, 2008.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

BANRO CORPORATION

	By:	/s/ Michael J. Prinsloo
	Name:	Michael J. Prinsloo
	Title:	Chief Executive Officer
Date: September 2, 2008