Form 40-F/A
period 2007-12-31
BANRO CORP
filed 2009-01-13
CIK 1286597

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A
(Amendment No. 2)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

Commission file number: 001-32399

BANRO CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Canada (Province or other jurisdiction of incorporation or organization)	1040 (Primary Standard Industrial Classification Code)	Not Applicable (I.R.S. Employer Identification No.)

1 First Canadian Place
100 King Street West, Suite 7070
Toronto, Ontario M5X 1E3
(416) 366-2221
(Address and Telephone Number of Registrant's Principal Executive Offices)

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

This amendment number two to the Annual Report on Form 40-F, as previously filed on May 5, 2008, and amended on September 2, 2008 is being filed to clarify certain information relating to the Company's management's determination that material weaknesses existed in the Company's internal control over financial reporting at December 31, 2007 referred to under the section heading "Changes in Internal Controls Over Financial Reporting". Amendments to this section reflect actions taken by management of the Company to date to remediate the material weakness discovered during management's review of internal control over financial reporting for the fiscal year ended December 31, 2007. No other sections of the Annual Report on Form 40-F, as previously filed have been amended, revised, or updated. In addition, pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, the certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 ("SOX"), and the certifications pursuant to Section 906 of SOX, filed as exhibits to the Original Form 40-F, have been re-executed as of the date of, and are refiled as part of, this Amendment as Exhibits 99.5, 99.6, 99.7 and 99.8. No other changes have been made to the Original Form 40-F. The filing of this Amendment shall not be deemed an admission that the Original Form 40-F, when made, included any known untrue statement of material fact or knowingly omitted to state a material fact necessary to make a statement not misleading.

This Amendment is incorporated by reference into the Company's Registration Statement on Form F-10 (No. 333-156055) and the prospectuses included therein.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

As a result of the material weaknesses relating to internal control over financial reporting, the Company's management concluded that the Company's internal control over financial reporting was not effective as of December 31, 2007.

As of April 18, 2008, the Company began to take and implement the following remediation steps to remedy the material weaknesses and enhance the internal control over financial reporting and entity-level controls:

  1.
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

  2.
  We will emphasize enhancement of the segregation of duties based on the limited resources we have and, where practical, we will continue to assess the cost versus benefits of additional resources that would mitigate the situation.

  3.
  The Company is in the process of developing appropriate procedures to remediate each of the material weaknesses identified in management's assessment of internal controls as of December 31, 2007. Such procedures will include the following actions:

  •
  hire additional senior staff to remediate weaknesses with respect to segregation of duties;

  •
  improve and implement written policies with respect to senior management's and the Audit Committee's oversight role in the process of identifying and assessing risks related to internal control over financial reporting;

  •
  undertake an assessment of all key business cycles, including purchases, payments and payables, payroll, fixed assets, investments, equity, taxes and financial statements closing;

  •
  enhance the documentation of the key risks and control matrices and enhance control matrices if necessary. In particular revise policies and procedures regarding end-user computing, including control over the access to, and to completeness, accuracy, validity, and review of, certain spreadsheet information that supports the financial reporting process;

  •
  undertake operational testing of all key controls for the third quarter and the fourth quarter of 2008 to ensure that corrective measures are working effectively.

By implementing these remedial measures, management intends to improve the Company's internal control over financial reporting in the future. The Company's management is working and will continue to work under the supervision of the Audit Committee to identify and implement additional corrective actions, where required, to improve the effectiveness of our internal control over financial reporting, including the enhancement of systems and procedures.

The Company estimates that the cost of the remediation has not been and will not be a material amount and that the remediation efforts will be completed before the filing of the December 31, 2008 fiscal year Annual Report on Form 40-F.

2

The Company's management, including the CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

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

EXHIBITS
99.1*	Annual Information Form of the Company for the year ended December 31, 2007
99.2*	Management's Discussion and Analysis
99.3*	Annual Financial Statements as amended and restated
99.4*	Auditor's Attestation
99.5	Certification of Chief Executive Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934
99.6	Certification of Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934
99.7	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.9*	Consent of BDO Dunwoody LLP, Chartered Accountants
99.10*	Consent of Michael B. Skead
99.11*	Consent of Martin F. Pittuck
99.12*	Consent of Gordon Cunningham
99.13*	Consent of Daniel K. Bansah
99.14*	Consent of Anthony Smith
99.15*	Consent of A. Gareth O'Donovan

*
previously filed

3

 SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

BANRO CORPORATION
By:	/s/ Michael J. Prinsloo
Name:	Michael J. Prinsloo
Title:	Chief Executive Officer

Date: January 13, 2009

4

QuickLinks

EXPLANATORY NOTE
CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING
UNDERTAKING
CONSENT TO SERVICE OF PROCESS
SIGNATURES