Form 40-F
period 2008-12-31
BANRO CORP
filed 2009-03-31
CIK 1286597

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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

DL Services Inc. U.S. Bank Center 1420 5th Avenue, Suite 3400 Seattle, WA 98101-4010 (206) 903-8800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common shares, no par value Warrants	NYSE Amex LLC, Toronto Stock Exchange NYSE Amex LLC, Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form          ☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 52,482,938

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.   ☒  Yes      ☐  No

EXPLANATORY NOTE

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

Exhibits 99.1, 99.2, 99.3, 99.4, 99.8 and 99.12 through 99.24 are incorporated by reference as exhibits to the Company’s Registration Statement on Form F-10 (File No. 333-153305).

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning mineral resource and mineral reserve estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “is expected”, “anticipates”, “plans”, “estimates” or “intends”, or negatives of such words or phrases, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved or the negative of such statements) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	risks related to all of our gold properties being in the Democratic Republic of the Congo, including political, economic, and regulatory instability;

•	risk related to our lack of profitability;

•	risks related to the current turmoil in global financial markets which exposes the Company to liquidity risk;

•	risks related to our potential need for and ability to obtain additional financing;

•	risks related to our history of losses, which we expect to continue to incur in the future;

•	risks related to uncertainty in our ability to fund the development of our mineral properties or the completion of further exploration programs;

•	risks related to differences between U.S. and Canadian practices for reporting resources and reserves;

•

risks related to our mineral resource and mineral reserve figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated;

•	risks related to changes in the market price of gold which in the past has fluctuated widely and which could affect the viability of our operations and financial condition;

•	risks related to currency fluctuations;

•	risks related to the inherently dangerous activity of mining, including conditions or events beyond our control;

•	risks related to governmental policies and regulations and changes thereto;

•	risks related to our dependence on limited properties;

•	risks related to uncertainty in our ability to obtain and maintain certain permits necessary to our current and anticipated operations;

•	risks related to our business being subject to environmental laws and regulations which may increase our costs of doing business and restrict our operations;

•	uncertainty relating to our ability to attract and maintain qualified management to meet the needs of our anticipated growth and risks relating to our ability to manage our growth effectively;

•	risks related to our ability to acquire additional commercially mineable mineral rights;

•	risks related to the integration of any new acquisitions into our existing operations;

•	risks related to increased competition in the mining industry that could adversely affect our ability to attract necessary capital funding;

•	risks related to our officers and directors being or becoming associated with other natural resource companies which may give rise to conflicts of interests; and

•	risks related to our guarantee of the BRC DiamondCore Ltd. credit facility.

This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the exhibits attached to this annual report. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

NOTE TO UNITED STATES READERS-

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed with this report on Form 40-F, in accordance with Canadian generally accepted accounting principles (“GAAP”), and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies. Significant differences between Canadian GAAP and United States GAAP are described in Note 17 of the comparative audited consolidated financial statements of the Company.

The Company’s Annual Information Form (“AIF”) filed as Exhibit 99.1 to this annual report on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. National Instrument 43-101- Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and reserve and resource information incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. One consequence of these differences is that “reserves” calculated in accordance with Canadian standards may not be “reserves” under the SEC standards. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Act of 1933, as amended and are normally not permitted to be used in reports and registration statements filed with the SEC by United States companies. Under U.S. standards, mineralization may not be classified as a “reserve” unless a determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and permitted to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC and by U.S. companies. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this report and the documents incorporated by reference herein describing our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2008, based upon the noon buying rate payable in Canadian dollars as certified for customs purposes by the Bank of Canada, was U.S.$1.00 = CDN$1.2246.

ANNUAL INFORMATION FORM

The Company’s Annual Information Form for the fiscal year ended December 31, 2008 is filed as Exhibit 99.1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS AND

MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited consolidated financial statements of the Company as at and for the years ended December 31, 2007 and 2008, including the report of the independent auditor with respect thereto, are filed as Exhibit 99.3 and incorporated by reference in this annual report on Form 40-F. For a reconciliation of important differences between Canadian and United States “GAAP”, see Note 17 to the Company’s audited consolidated financial statements.

Management’s Discussion and Analysis

The Company’s management’s discussion and analysis of the audited annual financial statements (“MD&A”) is filed as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Exchange Act). Based on that evaluation the CEO and the CFO have concluded that as of the end of the period covered by this report, the Company’s disclosure controls and procedures were adequately designed and effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with GAAP.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2008, and no material weaknesses were discovered.

The Company’s auditor has attested to management’s evaluation of internal control over financial reporting for the year ended December 31, 2008. The auditor’s attestation is filed in Exhibit 99.4 and is incorporated by reference in this annual report on Form 40-F.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

As a result of the material weaknesses relating to internal control over financial reporting, the Company’s management concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2007. During 2008, the Company implemented the following remediation steps to remedy the material weaknesses and enhance the internal control over financial reporting and entity-level controls:

•	hired additional senior staff to remediate weaknesses with respect to segregation of duties;

•

improved and implemented written policies with respect to senior management’s and the Audit Committee’s oversight role in the process of identifying and assessing risks related to internal control over financial reporting;

•	undertook an assessment of all key business cycles, including purchases, payments and payables, payroll, fixed assets, investments, equity, taxes and financial statements closing;

•

enhanced the documentation of the key risks and control matrices and enhanced control matrices where necessary; in particular the Company revised policies and procedures regarding end-user computing, including control over the access to, and to completeness, accuracy, validity, and review of, certain spreadsheet information that supports the financial reporting process; and

•	undertook operational testing of all key controls for the third quarter and the fourth quarter of 2008 to ensure that corrective measures are working effectively.

By implementing these remedial measures, management improved the Company’s internal control over financial reporting and attempted to mitigate the risk of material misstatements in consolidated financial statements prepared for external purposes. The Company’s management worked under the supervision of the Audit Committee to identify and implement additional corrective actions, where required, to improve the effectiveness of internal control over financial reporting, including the enhancement of systems and procedures.

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

CORPORATE GOVERNANCE

The Company is required to describe its practices with regards to corporate governance on an annual basis in the Company’s information circular in accordance with the disclosure requirements of Canadian National Instrument 58-101 Disclosure of Corporate Governance Practices. The Company is also listed on the NYSE Amex LLC (formerly known as the American Stock Exchange) (“NYSE Amex”) and complies as necessary with the rules and guidelines of the NYSE Amex and the SEC. The Company reviews its governance practices on an ongoing basis to ensure it is in compliance. The Company is complying with applicable new and revised rules and regulations, introduced pursuant to the Sarbanes-Oxley Act of 2002 in the United States by the SEC and the NYSE Amex, except as otherwise disclosed.

The Company’s board of directors (the “Board”) is responsible for the Company’s corporate governance policies and has separately designated a standing Compensation Committee. The Board has determined that all the members of the Compensation Committee are independent, based on the criteria for independence and unrelatedness prescribed by the Exchange Act and the NYSE Amex.

Corporate governance relates to the activities of the Board , the members of which are elected by the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company. The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.

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

AUDIT COMMITTEE

The Board has a separately designated standing Audit Committee established in accordance with Rule 10A-3 under the Exchange Act and the rules of the NYSE Amex. The members of the Company’s Audit Committee are identified on page 41 of the Annual Information Form, attached herewith as Exhibit 99.1 and incorporated by reference. In the opinion of the Board, all members of the Audit Committee are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the American Stock Exchange) and are financially literate.

Audit Committee Financial Expert

The Board has determined that John A. Clarke is the financial expert, in that he has an understanding of generally accepted accounting principles and financial statements; is able to assess the general application of accounting principles in connection with the accounting for estimates, accruals and reserves; has experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues comparable to the breadth and level of complexity of issues that can reasonably be expected to be raised by the Company’s financial statements (or actively supervising another person who did so); has an understanding of internal controls and procedures for financial reporting; and has an understanding of audit committee functions.

The members of the Audit Committee do not have fixed terms and are appointed and replaced from time to time by resolution of the Board.

The Audit Committee meets with the CEO and CFO and the Company’s independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls, as well as audit procedures and audit plans. The Audit Committee also recommends to the Board the auditors to be appointed. In addition, the Audit Committee reviews and recommends to the Board for approval the annual financial statements, and the related management discussion and analysis, and undertakes other activities required by regulatory authorities.

Audit Committee Charter

The Company’s Audit Committee charter is available on the Company’s website at www.banro.com or in print to any shareholder who provides the Company with a written request to Chief Financial Officer, 1 First Canadian Place, 100 King Street West, Suite 7070, Toronto, Ontario M5X 1E3. A copy of the Audit Committee charter is also attached as Schedule “A” to the Company’s Annual Information Form which is filed as Exhibit 99.1 and incorporated by reference into this annual report on Form 40-F.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

BDO Dunwoody LLP acted as the Company’s independent auditor for the fiscal year ended December 31, 2008. See page 43 of the Registrant’s Annual Information Form, which is attached hereto as Exhibit 99.1, for the total amount billed to the Company by, or the estimated total fees of, BDO Dunwoody LLP for services performed in respect of the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees).

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY

INDEPENDENT AUDITORS

See page 42 of the Registrant’s Annual Information Form incorporated by reference to this annual report as Exhibit 99.1.

OFF-BALANCE SHEET TRANSACTIONS

The Company does not have any off-balance sheet arrangements.

CODE OF ETHICS

The Board has adopted a written Business Conduct Policy (the “Code”) by which it and all employees of the Company are required to abide. In addition, the Board encourages a culture of ethical business conduct and believes the Company’s high caliber management team promotes a culture of ethical business conduct throughout the Company’s operations, and management is expected to monitor the activities of the Company’s employees, consultants and agents in that regard. The Code requires that employees report any observed breach of the Code to the Company’s CEO.

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

CONTRACTUAL OBLIGATIONS

The information provided under the heading “Management’s Discussion and Analysis — Contractual Obligations “ contained in Exhibit 99.3 as filed with this annual report on Form 40-F contains the Company’s disclosure of contractual obligations and is incorporated by reference herein.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2008 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

NYSE AMEX CORPORATE GOVERNANCE

The Company’s common shares are listed on NYSE Amex. Section 110 of the NYSE Amex Company Guide permits NYSE Amex to consider the laws, customs and practices of foreign issuers, and to grant exemptions from NYSE Amex listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE Amex standards is as follows:

Shareholder Meeting Quorum Requirement: NYSE Amex minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on NYSE Amex is required to state its quorum requirement in its by-law. The Company’s quorum requirement is set forth in its by-law, which provides that a quorum for the transaction of business at any meeting of shareholders shall be two persons entitled to vote thereat present in person or represented by proxy.

Proxy Delivery Requirement: NYSE Amex requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Independence of Directors: NYSE Amex requires that the majority of a company’s directors be independent. Under Canadian securities law, subject to certain exceptions, at least three directors of the Company must be independent, as is the case with the Company. The Company does not have a majority of independent directors.

Shareholder Approval Requirements: NYSE Amex requires a listed company to obtain the approval of its shareholders for certain types of securities issuances, including private placements that may result in the issuance of common shares (or securities convertible into common shares) equal to 20% or more of presently outstanding shares for less than the greater of book or market value of the shares. In general, the rules of the Toronto Stock Exchange are similar, but there are some differences including the threshold for shareholder approval set at 25% of outstanding shares. The Company will seek a waiver from NYSE Amex’s shareholder approval requirements in circumstances where the securities issuance does not trigger such a requirement under the rules of the Toronto Stock Exchange.

The foregoing are consistent with the laws, customs and practices in Canada.

In addition, the Company may from time-to-time seek relief from NYSE Amex corporate governance requirements on specific transactions under Section 110 of the NYSE Amex Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, we shall make the disclosure of such transactions available on our website at www.banro.com. Information contained on our website is not part of this annual report.

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with respect to the class of securities in relation to which the obligation to file this Form 40-F arises.

EXHIBITS
99.1	Annual Information Form of the Company for the year ended December 31, 2008
99.2	Management’s Discussion and Analysis
99.3	Annual Financial Statements
99.4	Auditor’s Attestation
99.5	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934
99.6	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Consent of BDO Dunwoody LLP, Chartered Accountants
99.8

Technical report dated February 27, 2009 entitled “Updated Resource Statement & Feasibility Study NI 43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo” (incorporated by reference in the Registrant’s Current Report on Form 6-K furnished to the Commission on March 4, 2009).

99.9

Technical report dated August 17, 2007 entitled “Preliminary Assessment NI 43-101 Technical Report, Namoya Gold Project, Maniema Province, Democratic Republic of Congo” (incorporated by reference in the Registrant’s Current Report on Form 6-K furnished to the Commission on August 28, 2007).

99.10

Technical report dated March 30, 2007 entitled “Third NI 43-101 Technical Report, Lugushwa Project, South Kivu Province, Democratic Republic of the Congo” (incorporated by reference in the Registrant’s Current Report on Form 6-K furnished to the Commission on April 19, 2007).

99.11

Sections 2 and 3 of the Technical Report dated February 2005 entitled “NI 43-101 Technical Report, Resource Estimation and Exploration Potential at the Kamituga, Lugushwa and Namoya Concessions, Democratic Republic of Congo” (incorporated by reference in the Registrant’s Current Report on Form 6-K furnished to the Commission on August 19, 2008).

99.12	Consent of Michael Skead

99.13	Consent of Martin Pittuck
99.14	Consent of Daniel Bansah
99.15	Consent of Anthony Smith
99.16	Consent of A. Gareth O’Donovan
99.17	Consent of Neil Senior
99.18	Consent of H. G. Waldeck
99.19	Consent of SENET
99.20	Consent of SRK Consulting (UK) Ltd.
99.21	Consent of C. Molloy
99.22	Consent of J. Haile
99.23	Consent of SRK (South Africa) (Pty) Ltd.
99.24	Consent of AMEC

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

BANRO CORPORATION

By:  /s/ Michael J. Prinsloo

Name:	Michael J.Prinsloo
Title:	President & Chief Executive Officer

Date: March 31, 2009

EXHIBIT 99.1

ANNUAL INFORMATION FORM

For the financial year ended December 31, 2008

Dated March 30, 2009

TABLE OF CONTENTS

PRELIMINARY INFORMATION	1
Date of Information	1
Incorporation by Reference of Technical Reports	1
Cautionary Statement Regarding Forward-Looking Statements	1
Cautionary Note to U.S. Investors Regarding Reserve and Resource Estimates	3
Currency	3

ITEM 1: CORPORATE STRUCTURE		4
1.1	Name, Address and Incorporation	4
1.2	Intercorporate Relationships	4

ITEM 2: GENERAL DEVELOPMENT OF THE BUSINESS	4

ITEM 3: DESCRIPTION OF THE BUSINESS			8
3.1	General		8
3.2	Risk Factors		11
3.3	Banro’s Gold Projects		21
	3.3.1	Twangiza	21
	3.3.2	Namoya	28
	3.3.3	Lugushwa	30
	3.3.4	Kamituga	32
	3.3.5	Other Exploration Properties	33
	3.3.6	Qualified Persons	34

ITEM 4: DIVIDENDS	34

ITEM 5: DESCRIPTION OF CAPITAL STRUCTURE		34
5.1	Authorized Share Capital	34
5.2	Shareholder Rights Plan	35

ITEM 6: MARKET FOR SECURITIES	36

ITEM 7: ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER	37

ITEM 8: DIRECTORS AND OFFICERS		37
8.1	Name, Occupation and Security Holding	37
8.2	Corporate Cease Trade Orders or Bankruptcies	39
8.3	Personal Bankruptcies	40
8.4	Penalties or Sanctions	40
8.5	Conflicts of Interest	40

ITEM 9: AUDIT COMMITTEE INFORMATION	41

ITEM 10: PROMOTERS	43

ITEM 11: LEGAL PROCEEDINGS AND REGULATORY ACTIONS	43

ITEM 12: INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	43

ITEM 13: TRANSFER AGENTS AND REGISTRAR	44

ITEM 14: MATERIAL CONTRACTS	44

ITEM 15: INTERESTS OF EXPERTS		44
15.1	Names of Experts	44
15.2	Interests of Experts	45

ITEM 16: ADDITIONAL INFORMATION	45

SCHEDULE “A” - AUDIT COMMITTEE TERMS OF REFERENCE

SCHEDULE “B” - REPRODUCTION OF SUMMARY FROM THE NAMOYA TECHNICAL REPORT

i

PRELIMINARY INFORMATION

Date of Information

All information in this annual information form (“AIF”) is as at December 31, 2008, unless otherwise indicated.

Incorporation by Reference of Technical Reports

The following technical reports, or excerpts from technical reports (as applicable), are incorporated by reference into, and form part of, this AIF. These reports have been filed on, and may be accessed using, the System for Electronic Document Analysis and Retrieval (“SEDAR”) on the internet at www.sedar.com. and EDGAR at www.sec.gov.

1.

The technical report of SENET dated February 27, 2009 and entitled “Updated Resource Statement & Feasibility Study NI 43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo”.

2.	The technical report of SENET dated August 17, 2007 and entitled “Preliminary Assessment NI 43-101 Technical Report, Namoya Gold Project, Maniema Province, Democratic Republic of Congo”.

3.

The technical report of Michael B. Skead (who was Vice President, Exploration of the Company at the time the report was prepared) dated March 30, 2007 and entitled “Third NI 43-101 Technical Report, Lugushwa Project, South Kivu Province, Democratic Republic of the Congo”.

4.

Section 2 (entitled “Regional Geology”) and section 3 (entitled “Kamituga”) of the technical report of Steffen, Robertson and Kirsten (UK) Ltd. dated February 2005 and entitled “NI 43-101 Technical Report Resource Estimation and Exploration Potential at the Kamituga, Lugushwa and Namoya Concessions, Democratic Republic of Congo”.

Any statement contained in a document incorporated by reference herein is not incorporated by reference to the extent that any such statement is modified or superseded by a statement contained herein. Any such modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.

Cautionary Statement Regarding Forward-Looking Statements

This AIF and the documents incorporated by reference herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of Canadian provincial securities laws. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. All statements, other than statements which are reporting results as well as statements of historical fact, that address activities, events or developments that Banro Corporation (“Banro” or the “Company”) believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of production, revenue, cash flow and costs, estimated project economics, mineral resource and mineral reserve estimates, potential mineralization, potential mineral resources and mineral reserves, projected timing of possible production and the Company’s exploration and development plans and objectives with respect to its projects) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual events or results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual events or results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainties relating to the availability and costs of financing in the future; uncertainty of capital and operating costs, production and economic returns; uncertainties relating to the estimates and assumptions used in the preliminary assessment and feasibility studies of the Company’s projects; failure to establish estimated mineral resources or mineral reserves; fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); changes in equity markets; political developments in the Democratic Republic of the Congo (the “DRC”); lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations or policies affecting the Company’s activities; the uncertainties involved in interpreting drilling results and other geological data; the Company’s history of losses and expectation of future losses; the Company’s ability to acquire additional commercially mineable mineral rights; risks related to the integration of any new acquisitions into the Company’s existing operations; increased competition in the mining industry; and the other risks disclosed in item 3.2 (“Risk Factors”) of this AIF.

Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

The mineral resource and mineral reserve figures referred to in this AIF are estimates and no assurances can be given that the indicated levels of gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the resource and reserve estimates included in this AIF are well established, by their nature, resource and reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company.

Due to the uncertainty that may be attached to inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Confidence in the estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability sufficient for public disclosure, except in certain limited circumstances. Inferred mineral resources are excluded from estimates forming the basis of a feasibility study.

Statements concerning actual mineral reserve and mineral resource estimates are also deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the relevant project or property is developed. Mineral resources that are not mineral reserves do not have demonstrated economic viability. There is no certainty that mineral resources can be upgraded to mineral reserves through continued exploration.

Cautionary Note to U.S. Investors Regarding Reserve and Resource Estimates

This AIF, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Without limiting the foregoing, this AIF, including the documents incorporated by reference herein, uses the terms “measured”, “indicated” and “inferred” resources. U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the U.S. Securities and Exchange Commission (the “SEC”) does not recognize them. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a higher category. Therefore, U.S. investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report mineral deposits that do not constitute “reserves” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this AIF or in the documents incorporated by reference, may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this AIF have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. One consequence of these differences is that “reserves” calculated in accordance with Canadian standards may not be “reserves” under the SEC standards.

U.S. Investors are urged to consider closely the disclosure in the Company’s Form 40-F Registration Statement, (File No. 001-32399), which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Currency

All dollar amounts in this AIF are expressed in United States dollars, except as otherwise indicated. References to “$” or “US$” are to United States dollars and references to “Cdn$” are to Canadian dollars. For United States dollars to Canadian dollars, based on the Bank of Canada nominal noon rate, the average exchange rate for 2008 and the exchange rate at December 31, 2008 were one United States dollar per $1.0660 and $1.2246 Canadian dollars, respectively. For reporting purposes, the Company prepares its financial statements in United States dollars and in conformity with accounting principles generally accepted in Canada.

ITEM 1:   CORPORATE STRUCTURE

1.1	Name, Address and Incorporation

The head office and registered office of Banro is located at 1 First Canadian Place, Suite 7070, 100 King Street West, Toronto, Ontario, M5X 1E3.

The Company was incorporated under the Canada Business Corporations Act (the “CBCA”) on May 3, 1994 by articles of incorporation. Pursuant to articles of amendment effective May 7, 1996, the name of the Company was changed from Banro International Capital Inc. to Banro Resource Corporation and the authorized share capital of the Company was increased by creating an unlimited number of a new class of shares designated as preference shares, issuable in series. The Company was continued under the Ontario Business Corporations Act by articles of continuance effective on October 24, 1996. By articles of amendment effective on January 16, 2001, the name of the Company was changed to Banro Corporation and the Company’s outstanding common shares were consolidated on a three old for one new basis. The Company was continued under the CBCA by articles of continuance dated April 2, 2004. By articles of amendment dated December 17, 2004, the Company’s outstanding common shares were subdivided by changing each one of such shares into two common shares.

1.2	Intercorporate Relationships

The following chart illustrates the relationship between Banro and its material subsidiaries, together with the jurisdiction of incorporation of each such subsidiary and the percentage of voting securities beneficially owned, or controlled or directed, directly or indirectly, by Banro.

ITEM 2:   GENERAL DEVELOPMENT OF THE BUSINESS

The Company holds, through four wholly-owned DRC subsidiaries, a 100% interest in four gold properties, which are known as Twangiza, Namoya, Lugushwa and Kamituga (the “Projects”). These Projects are covered by a total of 13 exploitation permits and are found along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema Provinces of eastern DRC. These Projects, totalling approximately 2,600 square kilometres, cover all the major, historical producing areas of the gold belt. The Company’s business focus is the exploration and development of these four DRC Projects. The Company also holds 14 exploration permits covering an aggregate of 2,710.91 square kilometres. Ten of the permits are located in the vicinity of the Company’s Twangiza Project and four are located in the vicinity of the Company’s Namoya Project.

General Development of the Business

Background

In 1996, the Company acquired, by way of several transactions, 72% of the outstanding shares of the DRC company, Société Zaïroise Minière et Industrielle du Kivu S.A.R.L. (“SOMINKI”). The DRC government held the remaining 28% of SOMINKI’s shares as a participating interest. SOMINKI, which held 100% of the Projects, was an operating, very well-established mining company in the DRC with a long production history. With the acquisition of control of SOMINKI, the Company also acquired SOMINKI’s significant library of geological and exploration data that had accumulated since the early 1920s.

In early 1997, the DRC government ratified a new 25 year (subsequently extended to 30 years) mining convention (the “Mining Convention”) among itself, SOMINKI and the Company. The Mining Convention provided for the transfer of all of the mineral assets and real property of SOMINKI to a newly created DRC company, Société Aurifère du Kivu et du Maniema S.A.R.L. (“SAKIMA”), and that 93% of SAKIMA’s shares were to be held by the Company, with the remaining 7% to be owned by the DRC government as a non-dilutive interest. The Mining Convention also provided for, among other things, confirmation of title in respect of all of the Projects.

Commencing in August 1997 and ending in April 1998, the Company carried out a phase I exploration program on the Twangiza Project which consisted of geological mapping, surveying, data verification, airborne geophysical surveying, diamond drilling and resource modeling.

In July 1998, the DRC government, without prior warning or consultation, issued Presidential decrees which effectively resulted in the expropriation of the Company’s Projects.

In April 2002, the DRC government formally signed a settlement agreement (the “Settlement Agreement”) with the Company. The Settlement Agreement called for, among other things, the Company to hold a 100% interest in the Twangiza, Namoya, Lugushwa and Kamituga Projects under a revived Mining Convention. In accordance with the Settlement Agreement, the Company reorganized the Projects by transferring the Projects from SAKIMA to four newly-created, wholly-owned DRC subsidiaries of the Company (which are named Twangiza Mining SARL, Namoya Mining SARL, Lugushwa Mining SARL and Kamituga Mining SARL), each of which owns 100% of its respective Project.

In late 2003, the Company re-opened its exploration office in the town of Bukavu in eastern DRC.

Recruitment of Management

During 2004, the Company recruited a management team with extensive African and gold industry experience. Included in the people who joined the Company during 2004 were Peter N. Cowley as Chief Executive Officer, President and a director, Simon F.W. Village as Chairman of the Board and a director, Michael B. Skead as Exploration Manager (later promoted to Vice President, Exploration) and John A. Clarke as a director.

Resumption of Exploration

In November 2004, the Company commenced exploration activities at the Namoya Project and in January 2005 the Company commenced exploration activities at the Lugushwa Project. The Company commenced the second phase of exploration at the Twangiza Project in October 2005.

Stock Exchange Listings

On March 28, 2005, the Company’s common shares began trading on the American Stock Exchange (which is now called the NYSE Amex LLC) (the “NYSE Amex”). On November 10, 2005, the Company’s common shares began trading on the Toronto Stock Exchange (the “TSX ”) and ceased trading on the TSX Venture Exchange concurrent with the TSX listing. RBC Capital Markets acted as sponsor to Banro in its application for listing on the TSX.

Financings (2004 to 2006)

In March 2004, the Company completed a Cdn$16,000,000 private placement financing.

In July 2005, the Company completed an Cdn$18,375,000 private placement financing. This placement was made to an investment fund managed by Capital Research and Management Company and to institutional accounts managed by affiliates of Capital Group International, Inc.

In October 2005, the Company completed a non-brokered Cdn$13,000,000 private placement financing. The subscribers in respect of this financing were an investment fund managed by Actis Capital LLP and an investment fund co-managed by Actis Capital LLP and Cordiant Capital Inc.

In May 2006, the Company completed an equity financing for total gross proceeds of Cdn$56,012,800. The underwriters who conducted this financing were RBC Capital Markets as lead manager, Raymond James Ltd. and MGI Securities Inc.

Acquisition of Additional Properties

In March 2007, the Company announced that its wholly-owned DRC subsidiary, Banro Congo Mining SARL, had acquired 14 exploration permits covering certain ground located between and contiguous to the Company’s Twangiza, Kamituga and Lugushwa Projects. The applications for these permits were originally filed with the Mining Cadastral shortly after implementation of the DRC’s new Mining Code in June 2003.

Preliminary Assessments

In July 2007, the Company announced the results of its preliminary assessments (i.e. “scoping studies”) of its Namoya and Twangiza Projects. These studies were prepared with input from a number of independent consultants including SRK Consulting, Cardiff (mining and environmental), SGS Lakefield, Johannesburg (metallurgical testwork), Knight Piésold Ltd., Vancouver (power) and SENET, Johannesburg (processing and infrastructure). SENET also undertook the preliminary economic valuation and technical report compilation.

Hiring of New C.E.O.

Michael J. Prinsloo was appointed Chief Executive Officer of the Company effective September 17, 2007. Mr. Prinsloo was hired to lead the Company’s transition from gold explorer to developer, with specific responsibility for overseeing the planned feasibility studies on Banro’s Twangiza and Namoya Projects and for taking these Projects through the construction stage and into production. Mr. Prinsloo has some 35 years of experience in the gold mining industry, including acting as Head of South African Operations of Gold Fields Limited from 2002 to 2006. Mr. Prinsloo was also appointed President of the Company in March 2008 following the retirement of Peter N. Cowley as President.

Twangiza Pre-Feasibility Study

In July 2008, the Company announced results of the pre-feasibility study of the Company’s Twangiza Project.

2008 Financing

In September 2008, the Company completed an equity financing for total gross proceeds of US$21,000,000. This financing was completed through a syndicate of underwriters led by RBC Capital Markets and including CIBC World Markets Inc., UBS Securities Canada Inc. and Raymond James Ltd.

Twangiza Feasibility Study

In January 2009, the Company announced results of the feasibility study of the Company’s Twangiza Project.

2009 Financing

In February 2009, the Company completed a non-brokered equity financing for total gross proceeds of US$14,000,000.

Mining Convention and Title Confirmations

In February 2009, the Company announced that following discussions it has received official confirmation from the DRC government that all aspects of the Company’s Mining Convention and its mining licenses respecting the Company’s DRC Projects are in accordance with Congolese law.

Discussions were also held with the DRC government regarding Banro’s commitment to the Banro Foundation, a charity based in Bukavu, DRC and funded by the Company with a mandate to improve the lives of people living in South Kivu and Maniema provinces in the DRC through strategic investments in education, health and infrastructure development. The Company has agreed to enhance its commitment to these areas through the following:

•

A pledge of 5% of future net profits after return of capital allocated through the central government to the communities of South Kivu and Maniema provinces for the building of infrastructure projects, including roads and bridges, schools and health care facilities.

•

An advance payment of US$1 million to the DRC government to be made when the Company raises financing for construction of the Twangiza mine. These funds will also be used to support social infrastructure development in the Twangiza and Luhwindja communities and will be credited against any future taxes payable.

•	A pledge of US$200,000 to settle legacy issues with SOMINKI and the transfer to the government of certain real estate assets redundant to the Company’s operations.

In addition, the Company’s Twangiza feasibility study allocates a significant capital investment for community and employee infrastructure and resettlement in the Twangiza and Luhwindja areas once the finances for the project have been raised and construction of the project has begun.

ITEM 3:   DESCRIPTION OF THE BUSINESS

3.1	General

The Company holds, through four wholly-owned DRC subsidiaries, a 100% interest in four gold properties, which are known as Twangiza, Namoya, Lugushwa and Kamituga. These properties are covered by a total of 13 exploitation permits and are found along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema Provinces of eastern DRC. These properties, totalling approximately 2,600 square kilometres, cover all the major, historical producing areas of the gold belt. The Company’s business focus is the exploration and development of these four DRC properties. See items 3.3.1, 3.3.2, 3.3.3 and 3.3.4 of this AIF for additional information relating to these four properties.

The Company also holds 14 exploration permits covering an aggregate of 2,710.91 square kilometres. Ten of the permits are located in the vicinity of the Company’s Twangiza property and four are located in the vicinity of the Company’s Namoya property.

The following illustrates the location of the Company’s four principal properties and the related exploitation permits.

Under DRC mining law, an exploitation permit entitles the holder thereof to the exclusive right to carry out, within the perimeter over which it is granted and during its term of validity, exploration, development, construction and exploitation works in connection with the mineral substances for which the permit has been granted and associated substances if the holder has obtained an extension of the permit. In addition, an exploitation permit entitles the holder to: (a) enter the exploitation perimeter to conduct mining operations; (b) build the installations and infrastructures required for mining exploitation; (c) use the water and wood within the mining perimeter for the requirements of the mining exploitation, provided that the requirements set forth in the environmental impact study and the environmental management plan of the project are complied with; (d) use, transport and freely sell the holder’s products originating from within the exploitation perimeter; (e) proceed with concentration, metallurgical or technical treatment operations, as well as the transformation of the mineral substances extracted from the exploitation perimeter; and (f) proceed to carry out works to extend the mine.

Without an exploitation permit, the holder of an exploration permit may not conduct exploitation work on the perimeter covered by the exploration permit. So long as a perimeter is covered by an exploitation permit, no other application for a mining or quarry right for all or part of the same perimeter can be processed.

An exploration permit entitles the holder thereof to the exclusive right, within the perimeter over which it is granted and for the term of its validity, to carry out mineral exploration work for mineral substances, substances for which the licence is granted and associated substances if an extension of the permit is obtained. However, the holder of an exploration permit cannot commence work on the property without obtaining approval in advance of its mitigation and rehabilitation plan. An exploration permit also entitles its holder to the right to obtain an exploitation permit for all or part of the mineral substances and associated substances, if applicable, to which the exploration permit or any extension thereto applies if the holder discovers a deposit which can be economically exploited.

On February 13, 1997, the Company entered into a mining convention with the Republic of Zaire and SOMINKI (the “Mining Convention ”). In or around 1998, the Company was expropriated of all its properties, rights and titles by presidential decree. The Company initiated arbitration procedures against the DRC State seeking compensation for this expropriation. This resulted in a settlement agreement between the DRC State and the Company which was signed in April 2002 (the “ Settlement Agreement”). The Settlement Agreement effectively revived the expropriated Mining Convention. Under this revived Mining Convention, the Company held a 100% equity interest in its properties, was entitled to a ten-year tax holiday from the start of production, and was exempt from custom duties and royalty payments.

On July 11, 2002, the DRC State enacted a Mining Code (the “Mining Code”) to govern all the exploration and exploitation of mineral resources in the DRC. Holders of mining rights who derived their rights from previously existing mining conventions had the option to choose between being governed, either exclusively by the terms and conditions of their own mining convention with the DRC State or by the provisions of the Mining Code. Pursuant to this right of option which is prescribed in Section 340 paragraph 1 of the Mining Code, the Company elected to remain subject to the terms and conditions of its Mining Convention with respect to its 13 exploitation permits it acquired before the enactment of the Mining Code. Nevertheless, the 14 exploration permits (which were acquired by the Company after the implementation of the Mining Code) are exclusively governed by the provisions of the Mining Code and related mining regulations.

Employees

As at December 31, 2008, the Company and its subsidiaries had a total of 278 full-time employees. The following provides a breakdown of these employees by location:

Location	Number of Employees
Banro office in Toronto, Canada	6
Banro office in Johannesburg, South Africa	5
Banro office and sampling facility in Bukavu, DRC	113
Banro office in Kinshasa, DRC	14
Twangiza project	69
Namoya project	37
Lugushwa project	34
Total:	278

Neither the Company nor any of its subsidiaries has any unionized employees.

Social and Environmental Policies

(a) The Banro Foundation

Since launching its current exploration programs in late 2004, Banro has been working with local communities to promote development. In late 2005, the Company formalized this commitment to community development with the creation of the Banro Foundation. The Banro Foundation is a registered charity in the DRC with a mandate to support education, health and infrastructure improvements, principally in the local communities where Banro operates. The Company funds the Banro Foundation and has created a management structure that ensures local participation in decision-making. The Foundation focuses on needs that have been identified by local committees of community leaders and invests in improvements that will benefit communities as a whole. To the extent possible, the Foundation employs local labour in all initiatives.

Additional information with respect to the Banro Foundation can be found on the Company’s web site at www.banro.com.

(b) Job Creation

Banro is committed to the creation of jobs and economic opportunities for local Congolese. In a short period of time, Banro has gone from having no presence in the eastern DRC to being one of the largest private employers in the region. As it has grown, the Company has deliberately created opportunities for many local Congolese. Additional information with respect to job creation can be found on the Company’s web site at www.banro.com.

(c) Environmental Protection and Workplace Safety

As set out in the Business Conduct Policy adopted by the Company (a copy of this policy can be obtained from SEDAR at www.sedar.com), the Company believes that effectiveness in environmental standards, along with occupational health and safety, is an essential part of achieving success in the mineral exploration business. The Business Conduct Policy states that Banro will therefore work at continuous improvement in these areas and will be guided by the following principles: (a) creating a safe work environment; (b) minimizing the environmental impacts of its activities; (c) building cooperative working relationships with local communities and governments in the Company’s areas of operations; (d) reviewing and monitoring environmental and safety performance; and (e) prompt and effective response to any environmental and safety concerns.

Banro adheres to the E3 Environmental Excellence in Exploration guidelines, which were developed by the Prospectors and Developers Association of Canada.

Banro’s management has also taken steps to ensure that all employees and suppliers respect and adhere to the laws of the DRC with respect to the protection of threatened and endangered species.

3.2	Risk Factors

There are a number of risks that may have a material and adverse impact on the future operating and financial performance of Banro and could cause the Company’s operating and financial performance to differ materially from the estimates described in forward-looking statements relating to the Company. These include widespread risks associated with any form of business and specific risks associated with Banro’s business and its involvement in the gold exploration and development industry.

An investment in the Company’s common shares is considered speculative and involves a high degree of risk due to, among other things, the nature of Banro’s business (which is the exploration and development of gold properties), the present stage of its development and the location of Banro’s projects in the DRC. In addition to the other information presented in this AIF, a prospective investor should carefully consider the risk factors set out below and the other information that Banro files with Canadian securities regulators and with the SEC in the U.S. before investing in the Company’s common shares. The Company has identified the following non-exhaustive list of inherent risks and uncertainties that it considers to be relevant to its operations and business plans. Such risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. As well, additional risks that the Company is unaware of or that are currently believed to be immaterial may become important factors that affect the Company’s business.

Risks of Operating in the DRC

Banro’s projects are located in the DRC. The assets and operations of the Company are therefore subject to various political, economic and other uncertainties, including, among other things, the risks of war and civil unrest, expropriation, nationalization, renegotiation or nullification of existing licenses, permits, approvals and contracts, taxation policies, foreign exchange and repatriation restrictions, changing political conditions, international monetary fluctuations, currency controls and foreign governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Changes, if any, in mining or investment policies or shifts in political climate in the DRC may adversely affect Banro’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights, could result in loss, reduction or expropriation of entitlements. In addition, in the event of a dispute arising from operations in the DRC, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Company also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. It is not possible for the Company to accurately predict such developments or changes in laws or policy or to what extent any such developments or changes may have a material adverse effect on the Company’s operations. There are also risks associated with the enforceability of the Company’s mining convention with the DRC and the government of the DRC could choose to review the Company’s titles at any time. Should the Company’s rights, its mining convention or its titles not be honoured or become unenforceable for any reason, or if any material term of these agreements is arbitrarily changed by the government of the DRC, the Company’s business, financial condition and prospects will be materially adversely affected.

Some or all of the Company’s properties are located in regions where political instability and violence is ongoing. Some or all of the Company’s properties are inhabited by artisanal miners. These conditions may interfere with work on the Company’s properties and present a potential security threat to the Company’s employees. The Company has not begun exploration work on its Kamituga property because of the political instability, violence and the activities of artisanal miners. There is a risk that the Company’s operations at Kamituga may continue to be delayed, and that activities at other properties may be delayed or interfered with, due to the conditions of political instability, violence and the inhabitation of the properties by artisanal miners. The Company uses its best efforts to maintain good relations with the local communities in order to minimize such risks.

The DRC is a developing nation emerging from a period of civil war and conflict. Physical and institutional infrastructure throughout the DRC is in a debilitated condition. The DRC is in transition from a largely state controlled economy to one based on free market principles, and from a non-democratic political system with a centralized ethnic power base, to one based on more democratic principles (presidential and parliamentary elections were successfully held in 2006). There can be no assurance that these changes will be effected or that the achievement of these objectives will not have material adverse consequences for Banro and its operations. The DRC continues to experience instability in parts of the country due to certain militia and criminal elements. While the government and United Nations forces are working to support the extension of central government authority throughout the country, there can be no assurance that such efforts will be successful.

No assurance can be given that the Company will be able to maintain effective security in connection with its assets or personnel in the DRC where civil war and conflict have disrupted exploration and mining activities in the past and may affect the Company’s operations or plans in the future.

HIV/AIDS, malaria and other diseases represent a serious threat to maintaining a skilled workforce in the mining industry in the DRC. HIV/AIDS is a major healthcare challenge faced by the Company’s operations in the country. There can be no assurance that the Company will not lose members of its workforce or workforce man-hours or incur increased medical costs, which may have a material adverse effect on the Company’s operations.

The DRC has historically experienced relatively high rates of inflation.

No History of Mining Operations or Profitability

The Company’s properties are in the exploration stage. The future development of properties found to be economically feasible will require the construction and operation of mines, processing plants and related infrastructure. As a result, Banro is subject to all of the risks associated with establishing new mining operations and business enterprises including: the timing and cost, which can be considerable, of the construction of mining and processing facilities; the availability and costs of skilled labour and mining equipment; the availability and costs of appropriate smelting and/or refining arrangements; the need to obtain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits; and, the availability of funds to finance construction and development activities. The costs, timing and complexities of mine construction and development are increased by the remote location of the Company’s properties. It is common in new mining operations to experience unexpected problems and delays during construction, development, and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there are no assurances that the Company’s activities will result in profitable mining operations or that the Company will successfully establish mining operations or profitably produce gold at any of its properties.

Finance Requirements

The Company does not have a history of mining operations, and there is no assurance that it will produce revenue, operate profitably or provide a return on investment in the future. The Company has only incurred operating losses, and the development of its projects is still at an early stage. The Company’s ability to continue as a going concern is dependent upon its ability to obtain the necessary financing to meet its obligations and repay liabilities arising from normal business operations when they come due.

The Company will require significant financing in order to carry out plans to develop its projects. The Company has no revenues and is wholly reliant upon external financing to fund such plans. There can be no assurance that such financing will be available to the Company or, if it is, that it will be offered on acceptable terms. If additional financing is raised through the issuance of equity or convertible debt securities of the Company, the interests of the Company’s shareholders in the net assets of the Company may be diluted. Any failure of the Company to obtain required financing on acceptable terms could have a material adverse effect on the Company’s financial condition, results of operations, liquidity, and its ability to continue as a going concern, and may require the Company to cancel or postpone planned capital investments.

Gold Prices

The future price of gold will significantly affect the development of Banro’s projects. Gold prices are subject to significant fluctuation and are affected by a number of factors which are beyond Banro’s control. Such factors include, but are not limited to, interest rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold-producing countries throughout the world. The price of gold has fluctuated widely in recent years, and future serious price declines could cause development of and commercial production from Banro’s mineral interests to be impracticable. If the price of gold decreases, projected cash flow from planned mining operations may not be sufficient to justify ongoing operations and Banro could be forced to discontinue development and sell its projects. Future production from Banro’s projects is dependent on gold prices that are adequate to make these projects economic.

Government Regulation

Banro’s mineral exploration and planned development activities are subject to various laws governing prospecting, mining, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Although Banro’s exploration and development activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail development.

Many of Banro’s mineral rights and interests are subject to government approvals, licenses and permits. Such approvals, licenses and permits are, as a practical matter, subject to the discretion of the DRC government. No assurance can be given that Banro will be successful in maintaining any or all of the various approvals, licenses and permits in full force and effect without modification or revocation. To the extent such approvals are not maintained, Banro may be delayed, curtailed or prohibited from continuing or proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be delayed or curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws and regulations governing operations or more stringent implementation thereof could have a substantial adverse impact on Banro and cause increases in exploration expenses, capital expenditures or require abandonment or delays in development of mineral interests.

Exploration and Mining Risks

The Company’s properties are in the exploration stage. The exploration for and development of mineral deposits involves significant risks that even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenditures may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. Whether a mineral deposit, once discovered, will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Banro not receiving an adequate return on invested capital.

There is no certainty that the expenditures made by Banro towards the search for and evaluation of mineral deposits will result in discoveries that are commercially viable. In addition, in the case of a commercial ore-body, depending on the type of mining operation involved, several years can elapse from the initial phase of drilling until commercial operations are commenced.

Mining operations generally involve a high degree of risk. Such operations are subject to all the hazards and risks normally encountered in the exploration for, and development and production of gold and other precious or base metals, including unusual and unexpected geologic formations, seismic activity, rock bursts, fires, cave-ins, flooding and other conditions involved in the drilling and removal of material as well as industrial accidents, labour force disruptions, fall of ground accidents in underground operations, unanticipated increases in gold lock-up and inventory levels at heap-leach operations and force majeure factors, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to person or property, environmental damage, delays, increased production costs, monetary losses and possible legal liability. Milling operations are subject to hazards such as equipment failure or failure of mining pit slopes and retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability. The Company may not be able to obtain insurance to cover these risks at economically feasible premiums. Insurance against certain environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from production, is not generally available to the Company or to other companies within the mining industry. The Company may suffer a material adverse effect on its business if it incurs losses related to any significant events that are not covered by insurance policies.

Development of an Active Market and Volatility

There can be no assurance that an active market for the Company’s securities will be sustained. The market price of the Company’s securities may fluctuate significantly based on a number of factors, some of which are unrelated to the financial performance or prospects of the Company. These factors include macroeconomic developments in North America and globally, market perceptions of the attractiveness of particular industries, short-term changes in commodity prices, other precious metal prices, the attractiveness of alternative investments, currency exchange fluctuation, the political environment in the DRC and the Company’s financial condition or results of operations as reflected in its financial statements. Other factors unrelated to the performance of the Company that may have an effect on the price of the securities of the Company include the following: the extent of analytical coverage available to investors concerning the business of the Company may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of securities of the Company; the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities; the Company’s operating performance and the performance of competitors and other similar companies; the public’s reaction to the Company’s press releases, other public announcements and the Company’s filings with the various securities regulatory authorities; changes in estimates or recommendations by research analysts who track the Company’s securities or the shares of other companies in the resource sector; the arrival or departure of key personnel; acquisitions, strategic alliances or joint ventures involving the Company or its competitors; the factors listed in this AIF under the heading “Cautionary Statement Regarding Forward-Looking Statements” and a substantial decline in the price of the securities of the Company that persists for a significant period of time could cause the Company’s securities to be delisted from any exchange on which they are listed at that time, further reducing market liquidity. If there is no active market for the securities of the Company, the liquidity of an investor’s investment may be limited and the price of the securities of the Company may decline. If such a market does not develop, investors may lose their entire investment in the Company’s securities.

The Company expects that it will be considered  passive foreign investment company or “PFIC”

Holders of common shares and warrants of the Company that are U.S. taxpayers should be aware that, due to the nature of the Company’s assets and the income that it expects to generate, the Company expects to be a “passive foreign investment company” (“PFIC”) for the current year, and may be a PFIC in subsequent taxable years. Whether the Company will be a PFIC for the current or future taxable year will depend on the Company’s assets and income over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this AIF. Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status for any taxable year. U.S. federal income tax laws contain rules which result in materially adverse tax consequences to U.S. taxpayers that own shares of a corporation which has been classified as a PFIC during any taxable year of such holder’s holding period. A U.S. taxpayer who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC may mitigate such negative tax consequences by making certain U.S. federal income tax elections, which are subject to numerous restrictions and limitations. Holders of the Company’s common shares and warrants are urged to consult their tax advisors regarding the acquisition, ownership, and disposition of the Company’s common shares and warrants. This paragraph is only a brief summary of the PFIC rules, and is qualified in its entirety by the section below entitled “Certain United States Federal Income Tax Considerations”.

History of Losses and Expected Future Losses

The Company has incurred losses since its inception and the Company expects to incur losses for the foreseeable future. The Company incurred the following net losses during each of the following periods:

•	US$8.5 million for the year ended December 31, 2008;
•	US$4.3 million for the year ended December 31, 2007; and
•	US$3.1 million for the year ended December 31, 2006.

The Company had an accumulated deficit of US$62.3 million as of December 31, 2008. The losses do not include capitalized mineral property exploration and development costs.

The Company expects to continue to incur losses unless and until such time as one or more of its properties enter into commercial production and generate sufficient revenues to fund continuing operations. The development of the Company’s properties will require the commitment of substantial financial resources. The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and development, the results of consultants’ analysis and recommendations, the rate at which operating losses are incurred, and the Company’s acquisition of additional properties, some of which are beyond the Company’s control. There can be no assurance that the Company will ever achieve profitability.

Infrastructure for the Projects

The Company’s projects are located in remote areas of the DRC, which lack basic infrastructure, including sources of power, water, housing, food and transport. In order to develop any of its projects Banro will need to establish the facilities and material necessary to support operations in the remote locations in which they are situated. The remoteness of each project will affect the potential viability of mining operations, as Banro will also need to establish substantially greater sources of power, water, physical plant and transport infrastructure than are currently present in the area. The transportation of equipment and supplies into the DRC and the transportation of resources out of the DRC may also be subject to delays that adversely affect the ability of the Company to proceed with its mineral projects in the country in a timely manner. Failure in electrical power shortages of the supply of diesel, mechanical parts and other items required for the Company’s operations could have an adverse effect on the Company’s business, operating results and financial condition. The lack of availability of such sources may adversely affect mining feasibility and will, in any event, require Banro to arrange significant financing, locate adequate supplies and obtain necessary approvals from national, provincial and regional governments, none of which can be assured. The Company’s interests in the DRC are accessed over lands that may also be subject to the interests of third parties which may result in further delays and disputes in the carrying out of the Company’s operational activities.

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

The mineral resource and mineral reserve figures referred to in this AIF and in the Company’s filings with the SEC and applicable Canadian securities regulatory authorities, press releases and other public statements that may be made from time to time are estimates. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that this mineralization could be mined or processed profitably.

The Company has not commenced production on any of its properties, and has not defined or delineated any proven or probable reserves on any of its properties other than Twangiza. Mineralization estimates for the Company’s properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale.

The resource and reserve estimates referred to in this AIF have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in the market price for gold may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on the Company’s results of operations or financial condition.

The Company has not established the presence of any proven or probable reserves at any of its properties other than Twangiza. There can be no assurance that subsequent testing or future studies will establish proven and probable reserves on such properties. The failure to establish proven and probable reserves on such properties could severely restrict the Company’s ability to successfully implement its strategies for long-term growth.

Uncertainty Relating to Inferred Mineral Resources

There is a risk that the inferred mineral resources referred to in this AIF cannot be converted into mineral reserves as the ability to assess geological continuity is not sufficient to demonstrate economic viability. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to resources with sufficient geological continuity to constitute proven and probable mineral reserves as a result of continued exploration.

Dependence on Limited Properties

The Twangiza, Lugushwa, Namoya and Kamituga projects account for the Company’s material mineral properties. Any adverse development affecting the progress of any of these projects may have a material adverse effect on the Company’s financial performance and results of operations.

Market Perception

Market perception of junior gold exploration companies such as the Company may shift such that these companies are viewed less favourably. This factor could impact the value of investors’ holdings and the ability of the Company to raise further funds, which could have a material adverse effect on the Company’s business, financial condition and prospects.

Uninsured Risks

Although the Company maintains directors and officers insurance and insurance on its premises in Toronto, Canada, its insurance does not cover all the potential risks associated with its operations, including industrial accidents, damages to equipment and facilities, labour disputes, pollution, unusual or unexpected geological conditions, rock bursts, ground or slope failures, cave-ins, fires, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, earthquakes and other environmental occurrences. In addition, Banro may elect not to obtain coverage against these risks because of premium costs or other reasons, and where coverage is maintained, losses may exceed policy limits. Losses from these events may cause Banro to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Environmental Risks and Hazards

All phases of Banro’s operations are subject to environmental regulation. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Banro’s operations. Environmental hazards may exist on the properties on which Banro holds interests which are unknown to Banro at present and which have been caused by previous owners or operators of the properties. Reclamation costs are uncertain and planned expenditures may differ from the actual expenditures required. Banro has acquired its mineral rights through a cession from SOMINKI. As such, Banro will be liable to the DRC State for any environmental damage caused by SOMINKI as previous owner and operator of Banro’s properties.

Difficulties for Investors in Foreign Jurisdictions in Bringing Actions and Enforcing Judgments

The Company is organized under the laws of Canada and its principal executive office is located in Toronto, Canada. All of the Company’s directors and officers, and all of the experts referred to in this AIF, reside outside of the United States, and all or a substantial portion of their assets, and a substantial portion of the Company’s assets, are located outside of the United States. As a result, it may be difficult for investors in the United States or otherwise outside of Canada to bring an action against directors, officers or experts who are not resident in the United States or in other jurisdictions outside Canada. It may also be difficult for an investor to enforce a judgment obtained in a United States court or a court of another jurisdiction of residence predicated upon the civil liability provisions of federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions outside Canada against those persons or the Company.

Uncertainty of Acquiring Additional Commercially Mineable Mineral Rights

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any anticipated level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, resources, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

Banro’s future growth and productivity will depend, in part, on its ability to identify and acquire additional commercially mineable mineral rights, and on the costs and results of continued exploration and development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to: establish ore reserves through drilling and metallurgical and other testing techniques; determine metal content and metallurgical recovery processes to extract metal from the ore; and construct, renovate or expand mining and processing facilities.

In addition, if the Company discovers ore, it would take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that the Company will successfully acquire additional commercially mineable (or viable) mineral rights.

Litigation Risks

The Company may from time to time be involved in various legal proceedings. While the Company believes it is unlikely that the final outcome of any such proceedings will have a material adverse effect on the Company’s financial position or results of operation, defence and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal matter will not have a material adverse effect on the Company’s future cash flow, results of operations or financial condition.

Future Hedging Activities

The Company has not entered into forward contracts or other derivative instruments to sell gold that it might produce in the future. Although the Company has no near term plans to enter such transactions, it may do so in the future if required for project financing. Forward contracts obligate the holder to sell hedged production at a price set when the holder enters into the contract, regardless of what the price is when the product is actually mined. Accordingly, there is a risk that the price of the product is higher at the time it is mined than when the Company entered into the contracts, so that the product must be sold at a price lower than could have been received if the contract was not entered. There is also the risk that the Company may have insufficient gold production to deliver into forward sales positions. The Company may enter into option contracts for gold to mitigate the effects of such hedging.

Future Sales of Common Shares by Existing Shareholders

Sales of a large number of the Company’s common shares in the public markets, or the potential for such sales, could decrease the trading price of such shares and could impair Banro’s ability to raise capital through future sales of common shares. Banro has previously completed private placements at prices per share which are lower than the current market price of its common shares. Accordingly, some of the Company’s shareholders have an investment profit in the Company’s common shares that they may seek to liquidate.

Currency Risk

The Company uses the United States dollar as its functional currency. Fluctuations in the value of the United States dollar relative to other currencies (including the Canadian dollar) could have a material impact on the Company’s consolidated financial statements by creating gains or losses. No currency hedge policies are in place or are presently contemplated.

Dependence on Management and Key Personnel

The success of the Company depends on the good faith, experience and judgment of the Company’s management and advisors in supervising and providing for the effective management of the business and the operations of the Company. The Company is dependent on a relatively small number of key personnel, the loss of any one of whom could have an adverse effect on the Company. The Company currently does not have key person insurance on these individuals. The Company may need to recruit additional qualified personnel to supplement existing management and there is no assurance that the Company will be able to attract such personnel.

Competition

The natural resource industry is intensely competitive in all of its phases. Significant competition exists for the acquisition of properties producing, or capable of producing, gold or other metals. The Company competes with many companies possessing greater financial resources and technical facilities than itself. The Company may also encounter increasing competition from other mining companies in its efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and helicopters. Increased competition could also adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Conflict of Interest

A number of directors of the Company also serve as directors and/or officers of other companies involved in the exploration and development of natural resource properties. As a result, conflicts may arise between the obligations of these individuals to the Company and to such other companies.

Guarantee of BRC DiamondCore Ltd. Credit Facility

RBC Dominion Securities Inc. (the “Lender”) has provided BRC DiamondCore Ltd. (“BRC”) a Cdn$6,000,000 line of credit (“Credit Facility”). The Credit Facility was first made available to BRC in October 2007 originally in the amount of Cdn$3,000,000 and subsequently increased to Cdn$6,000,000 in February 2008. The Company’s guarantee to the Lender was a condition of BRC being able to draw down funds under the Credit Facility. The Company has guaranteed the Credit Facility by pledging its investments that are already deposited with the Lender as collateral. The Credit Facility is substantiated by a guarantee of corporate indebtedness between the Lender and the Company. BRC has entered into a separate agreement with the Company as of October 29, 2007 to repay all amounts outstanding under the Credit Facility by July 28, 2008 but has not yet done so. There is currently outstanding under the Credit Facility principal in the amount of Cdn$5,850,000 and accrued interest in the amount of Cdn$330,772. BRC is not in default under the Credit Facility. BRC is responsible for making interest payments under the Credit Facility. The Company has not assumed these obligations. Although BRC has advised the board of directors of the Company that BRC continues to actively seek to raise the capital and fully expects to repay the Credit Facility, there can be no assurance that BRC will be able to repay the Credit Facility. Until such time as BRC repays the Credit Facility in full and the Credit Facility is terminated, the Company will not be able to use the portion of the investments pledged to the Lender required to fully secure the Credit Facility to fund the Company’s operations. In addition, if BRC is unable to repay the Credit Facility when requested by the Lender and the Company’s guarantee is called, the Company will be obligated to pay the amount outstanding under the Credit Facility, which will adversely affect the Company’s liquidity and capital resources.

Two of the Company’s directors (Arnold T. Kondrat and Simon F.W. Village) are also directors of BRC.

3.3	Banro’s Gold Projects

The Company holds, through four wholly-owned DRC subsidiaries, a 100% interest in four gold properties, which are known as Twangiza, Namoya, Lugushwa and Kamituga. These properties are covered by a total of 13 exploitation permits and are found along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema Provinces of eastern DRC. These properties, totalling approximately 2,600 square kilometres, cover all the major, historical producing areas of the gold belt. The Company’s business focus is the exploration and development of these four DRC properties. The Company also holds 14 exploration permits covering an aggregate of 2,710.91 square kilometres. Ten of the permits are located in the vicinity of the Company’s Twangiza property and four are located in the vicinity of the Company’s Namoya property.

During 2008, regional and prospect exploration was undertaken at the Twangiza, Namoya and Lugushwa properties. Banro expanded its exploration programs in 2008 to nine core drill rigs on these properties, where Banro was working with the objective of delineating new inferred mineral resources and upgrading existing inferred mineral resources into the measured and indicated mineral resource categories, as it moves the properties through feasibility, pre-feasibility and preliminary assessment stages of development, respectively. As a result of the global financial downturn, the expanded exploration program was scaled down near the end of 2008 and further drilling activities postponed (see the Company’s press release dated November 7, 2008, a copy of which may be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov).

3.3.1	Twangiza

The 1,156 square kilometre Twangiza property is located in the South Kivu Province of the DRC, approximately 35 kilometres west of the Burundi border and approximately 45 kilometres to the south southwest of the town of Bukavu, the provincial capital. The Twangiza property consists of six exploitation permits. Banro’s wholly-owned DRC subsidiary, Twangiza Mining SARL, has a 100% interest in the said permits.

The current exploration at Twangiza commenced in October 2005 and by November 2008 a total of 319 diamond drill holes had been completed. The program included resource delineation drilling on the 3.5 kilometre northerly trending zone comprising the Twangiza Main and Twangiza North deposits. Definition drilling at Twangiza was carried out with six diamond drill rigs up to October 2008. During 2008, the Company drilled 132 core holes totalling 27,284 metres on the Twangiza property.

The most recent mineral resource estimates for Twangiza, which are summarized below, came at the end of the fourth phase of resource drilling and sampling of the Twangiza Main and Twangiza North deposits, which was completed in October 2008.

In a press release dated July 7, 2008, the Company announced results of the pre-feasibility study of the Twangiza property. In a press release dated January 26, 2009, the Company announced results of the feasibility study of the Twangiza property. Copies of these press releases may be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov. See the disclosure below under “Twangiza Feasibility Study” for a summary of the results of the feasibility study.

LIDAR, airborne magnetic and radiometric surveys over the entire Twangiza property were completed in 2007 and target generation and ground follow-up were initiated in 2008 on a number of targets, including Kaziba and Luhwindja. Field work was also initiated at the Mufwa prospect.

The exploration at Twangiza contemplated for 2009 has been divided into two phases: regional exploration programs and development exploration.

The regional exploration program is proposed to cover the Twangiza West and Twangiza East, Tshondo and Mufwa prospects, and the Luhwindja, Kaziba, Kanyimba and Lukungurha areas. Other targets include the radiometric and southern anomalies and other regional targets yet to be generated from LIDAR, airborne magnetic and radiometric surveys.

It is contemplated that the development program will focus on optimizing the results of the feasibility study through a series of reviews and updates.

Twangiza Feasibility Study

The following is a reproduction of the summary from the technical report of SENET dated February 27, 2009 and entitled “Updated Resource Statement & Feasibility Study NI 43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo” (the “Twangiza Technical Report”), a copy of which report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov. Refer to the Twangiza Technical Report for detailed disclosure regarding the Twangiza property and full details of the Twangiza feasibility study. The Twangiza Technical Report is incorporated by reference into this AIF.

Reproduction of Summary from Twangiza Technical Report

“Introduction

The Feasibility Study of the Twangiza project was completed in January 2009 and the results are summarized in this report. Pit optimisation studies were undertaken on the measured and indicated Mineral Resources (no inferred Mineral Resources were included in the open pit outlines), from which mining schedules were estimated. Results from the metallurgical testwork of the various ore types at Twangiza were used to determine metallurgical recoveries and determine the gravity/Carbon-in-Leach (CIL) processing flow sheet. Infrastructural and site services were refined for the project, together with the hydroelectric power option. An economic model and financial analysis was also undertaken.

Due to the non-availability of an appropriate drill rig towards the end of 2008, some hydrogeological and surface geotechnical drill holes have not been drilled and therefore a conclusive geotechnical investigation and hydrogeological investigation to a “Bankable Feasibility Study” level could not be completed within the planned timeframe.

Property Description

The Twangiza project is located in the South Kivu Province of the Democratic Republic of Congo (DRC), 41 kilometres to the south-southwest of Bukavu, the provincial capital. The Twangiza property consists of six exploitation permits totalling 1,156 square kilometres which are wholly-owned by Banro through a DRC subsidiary, Twangiza Mining SARL.

Exploration and Geology

The current exploration commenced in October 2005, and by November 2008, a total of 319 diamond drill holes had been completed. The programme included the extensive geological mapping along the 3.5 kilometre long resource delineation, of the north trending mining target, which hosts the two principal deposits of Twangiza Main and Twangiza North. Gold mineralization is hosted in sediments (mudstones and siltstones) which have been intruded by a series of feldspar porphyry sills along the hinge of a major anticlinal structure. SRK Consulting (UK) Ltd. (“SRK (UK)”) has prepared an updated independent estimate of the Mineral Resources at Twangiza, which estimate is set out in Table 1 below.

Mineral Resources

SRK (UK) completed a site visit during April 2008 and has completed a Mineral Resource estimate based on drilling data available as at November 19, 2008.

The effective date of the estimate is January 9, 2009 and is based on a cut-off grade of 0.5 g/t gold. The Mineral Resource is considered to have reasonable prospects for economic extraction by open pit mining and has been restricted to an optimum pit shell which uses a US$1,000 /oz gold price.

Table 1: Twangiza Mineral Resource Estimates @ 0.5 g/t Au cut-off (effective date: January 9, 2009)

Mineral Resource Category	Tonnes (Million)	Grade (g/t Au)	Ounces (Million)
Measured	17.2	2.40	1.32
Indicated	90.3	1.50	4.28
Measured & Indicated	107.5	1.60	5.60
Inferred	8.2	1.70	0.40

The Mineral Resources are found within three deposits: Twangiza Main, which contains 85% of the total Mineral Resources; Twangiza North, which contains 13% of the total Mineral Resources; and the transported Twangiza “Valley Fill” deposit, which contains 2% of the total Mineral Resources. The Valley Fill Mineral Resources are based on an internal Banro estimate. SRK (UK) currently considers the Valley Fill resources to be classified as inferred mineral resources and, therefore more drilling / sampling will be required before they can be included in the mine plan.

The infill drilling program that was completed since the previous resource estimates of June 23, 2008, targeted Inferred Resources within the Pre-Feasibility limiting pit shell and confirmed the geometry of the mineralized bodies. This infill drilling and the inclusion of the 20 holes, which were drilled by CME Consulting Ltd. in 1997-1998 (excluded from the previous estimates), has also increased confidence in the estimates at depth. SRK (UK)’s updated model for this Feasibility Study is slightly wider than the Pre-Feasibility Study model, incorporating additional low grade material and therefore producing a slightly lower grade than the previous model. SRK (UK) has completed a full review of the estimation parameters used and updated them as appropriate based on the new drilling information. It is SRK (UK)’s view that the changes in the parameters have limited influence on the estimation of block grades due to more samples being used than in the previous model.

The latest Mineral Resource represents an increase of 49.7 % in the Measured and Indicated resource as the limiting economic pitshell pushes significantly deeper in the fresh rock. The increased Mineral

Resource at Twangiza Main is mostly in the Indicated fresh rock material. Reconciliation work between the Pre-Feasibility model and the current estimates shows that the significant increase in the resources is due to the infill drilling program intercepting certain additional high grade intersections at depth, which has resulted in material being transferred from the Inferred and unclassified categories into the Indicated Mineral Resource category.

Given the importance associated with the lithological model, SRK (UK) has updated and in some places reinterpreted the lithological model for the deposit.

The following Mineral Reserves were estimated by SRK Consulting (South Africa) (Pty) Ltd. (“SRK (SA)”) to be contained in the practical pit design, and are based on the Mineral Resources shown in Table 1 above:

Table 2: Summary of Twangiza Mineral Reserve Estimates (effective date: January 12, 2009)

Reserve Category	Deposit	Tonnes (Million)	Grade (g/t Au)	Ounces (Million)
Proven	Twangiza Main and North	14.46	2.45	1.14
Probable	Twangiza Main and North	46.42	1.69	2.53
Total Proven and Probable Reserve	Twangiza Project	60.88	1.87	3.67

Mining

The mining study for the Twangiza Feasibility Study has shown that 5.0 million tonnes of oxide ore can be mined as plant feed during the initial three years of the project. Thereafter the Transitional and Fresh ore types can be processed at a rate of 3.75Mt per year for a Life-of-Mine (LOM) of approximately 15 years. The total ore tonnage amounts to 60.9Mt at an average grade of 1.87g/t. A total of 143Mt of waste and reject material has to be removed at an average stripping ratio of 2.3 over the LOM.

The two deposits at Twangiza are planned to be mined simultaneously to provide throughput of 5 million tonnes of oxide ore to the processing plant in the initial years. The transitional and fresh ore types are planned to be stock piled during this period and processed once the oxide ore production begins decreasing.

Metallurgical Testing & Process Plant

Metallurgical test work, including recovery and comminution studies on composite drill core samples, has been undertaken on the oxide, transitional (non-refractory) and fresh rock (non-refractory sulphide) ore categories. The results indicate that the oxide sediments and porphyry, transitional and fresh rock feldspar porphyry host rock are all non-refractory, while some of the transitional and fresh rock sedimentary ores are of a refractory nature or contain some refractory material.

Based on the comminution testwork, leach optimization and variability testwork performed, SENET designed a comminution circuit consisting of a single stage crushing followed by a SAG and ball mill, operating in a closed circuit with hydrocyclones. A conventional Gravity-CIL (carbon in leach) processing facility was allowed for with an annual throughput of 5.0 million tonnes of oxides or 3.75 million tonnes of transitional and fresh ore, or combinations thereof. The gravity circuit will recover 20-25% of the feed to the plant as free gold. The Feasibility Study is based on an optimized single stream

CIL plant as compared to the Pre-Feasibility Study which was based on a 3 stream CIL plant. Metallurgical testwork has begun on alternative processing routes, such as Leachox, to pursue the extraction of gold from the refractory ores in the transitional and fresh sedimentary ore types as described above.

Waste, Tailings and Water Management

The Tailings Management Facility (TMF) is planned to be located in the headwaters of a river valley within close proximity of the open pits and will ultimately comprise a structural fill embankment suitable for safely confining the Life of Mine (LOM) process waste. A robust cross valley embankment section has been selected which will be sequentially constructed downstream, by the placement of approved mine waste rockfill.

The design of a water supply dam suggests that a robust process water supply can be achieved through the joint operation of a fresh water dam facility, designed to intercept surface runoff (rainfall) for gravity discharge to the process plant, together with supernatant water reclaimed from the tailings management facility pond.

Infrastructure and Logistics

Studies to investigate the potential of a stand-alone hydroelectric power generation for the Twangiza project have been undertaken. These investigations have indicated that the development of a hydroelectric facility to supply power to the Twangiza project is both feasible and viable. The study is based on a 30 MW, run-of-river hydroelectric scheme on the Ulindi River (Ulindi II site, 40 km from Twangiza site), utilizing a 600 meter natural drop in the river over a distance of approximately 8 kilometres.

All sites have been selected to optimum technical and economical considerations. The final site selection could however be influenced by the outcomes of the geotechnical and hydrogeological investigations. The tailings dam site selection is still under review in an endeavour to further reduce project capital costs.

A detailed analysis of access routes to the Twangiza project, for plant and equipment as well as ongoing production materials and consumables has been undertaken and the proposed route is via Mombasa (Kenya)-Nairobi-Kampala (Uganda) – Kigali (Rwanda) – Bukavu (DRC) and then en-route to Site via the N2 road in South Kivu Province – by road.

Environmental Assessment

The present phase of the environmental assessment work comprises detailed characterization of the environmental baseline, quantification of impacts and development of management plans. Field surveys or seasonal measurement of relevant parameters in the fields of hydrology, soils, air quality, noise, aquatic ecology and terrestrial flora and fauna were undertaken by appropriate specialists. The air quality and noise impacts of the project have also been modeled. Socio-economic studies included developing a social baseline and impact assessment, and health and safety study, as a basis for developing management plans. Through a process of census survey and public consultation, the refinement of social impact management plans has been completed.

Project Execution

Construction of the process plant and associated infrastructure for the Twangiza project is expected to take between 24 to 30 months. Development of the Ulindi II Project, which will be done in parallel to the mine development, has an expected timeline of approximately 28 months.

Financial Analysis

A cash flow valuation model for the Twangiza project based on the geological and engineering work completed to date and incorporating the hydroelectric power source has been produced. The base case was developed using a long-term gold price of US$850 per ounce. The financial model also reflects the favourable fiscal aspects of the Mining Convention governing the Twangiza project, which includes 100% equity interest and a 10 year tax holiday from the start of production. An administrative tax of 5% for the importation of plant, machinery and consumables has been included in the projected capital and operating costs. The Hydroelectric project costs have been run through the financial model at 50% of the overall capital costs, assuming a 50% third party investment, being repaid at a kWh rate over the first 10 years of the project life. Further savings could be achieved through the potential of recouping some of the capital investment through carbon credits.

The highlights of the Study include:

•	Average annual production of 319,962 ounces of gold per annum for the first 3 years of operation;

•	Average annual production of 261,965 ounces of gold per annum for the first 5 years of operation;

•	Average annual production of 200,537 ounces of gold per annum for the first 10 years of operation;

•	Total gold production of 2,615,807 ounces over 15 years life of mine, based on current resources;

•	Average total operating cash costs of US$274 per ounce for the initial 3 years of mine life;

•	Average total operating cash costs of US$358 per ounce for the initial 5 years of mine life;

•	Average total operating cash costs of US$452 per ounce for the initial 10 years of mine life;

•	Average total operating cash costs US$429 per ounce for the Life of Mine;

•	Project post tax net present value (“NPV”) of US$342 million based on a gold price of US$850 per ounce and a discount rate of 5%;

•	Twangiza project capital expenditure of US$409.6 million (which includes a contingency of US$38.9 million);

•

A separate stand alone 30MW Hydro Electric scheme to supply power to the Twangiza project will cost US$133.8 million and will be funded separately from the Twangiza project, involving 3rd party funding. This investment will be clawed back over the first 10 years of mine life at an agreed kWh rate;

•	Hydro Electric Project capital expenditure of US$66.9 million (based on a 50% share in the total project of US$133.8 million which includes a contingency of US$20.1 million);

•	Total Project capital expenditure of US$476.5 million;

•	Total Project capital expenditure payback of 2.53 years from start of production, based on a US$850 per ounce gold price, yielding an IRR of 20.5%;

•	Total Project net cash flows after tax and after capital spending of US$593 million.

Conclusions and Recommendations

SENET recommends that a conclusive Geotechnical and Hydrogeological investigation be undertaken as soon as practically possible, in order to confirm the assumptions made in the Feasibility Study. The implications of which could adversely or favourably have an impact on the civil design criteria of the process plant and related infrastructure; the tailings disposal facility site selection and containment design; the tunnel for the hydroelectric facility and any potential environmental impact.

SENET and SRK (SA) recommend that additional drill holes for further metallurgical testwork and definition of the sedimentary rock, to clearly define the refractory portion thereof, be completed going forward.

SENET also recommends that, based on the impact of the global economic crisis and the lower commodity input prices for mining projects (shifts in supply and demand), further review of the project costs may result in economic savings.

SRK (UK) recommends that further work be completed on the interpretation at the north east of the main deposit to further define the presence of a syncline structure, which is open at depth. SRK (UK) has placed an increase emphasis on the creation of a robust geological model during the current Mineral Resource estimate. The introduction of a hard / soft contact within the transitional oxide material and review of the density data has resulted in a slightly lower densities being used in the weathered material.

SRK (UK) would also recommend work on a number of flanking structures which remain open along strike and these may add incremental oxide and transitional Mineral Resources if further drilling supports their extensions. SRK has also recommended that during the next phase of the project Banro should complete a test grade control block as part of an advanced grade control system. The programme would improve the confidence in the geostatistical parameters used in the current model, all testwork to be completed on short term recoverable resource models and increase the measured portion of the Mineral Resource.

AMEC proposes that, in order to progress the design for the TMF and Water Storage Dam (WSD) to a bankable feasibility level, a programme of further field investigations, geochemical characterization, hydrogeological investigation, and laboratory studies be undertaken. These studies are a required part of the engineering design process.

It is further recommended that the ESIA and ESMP be completed.”

3.3.2	Namoya

The Namoya property consists of one exploitation permit covering an area of 174 square kilometres and is located approximately 225 kilometres southwest of the town of Bukavu in Maniema Province in the east of the DRC. Namoya Mining SARL, which is wholly-owned by Banro, has a 100% interest in the said permit.

Alluvial deposits of gold were first discovered at Namoya in 1930 and mined between 1931 and 1947. Primary gold was also discovered during this period and underground mining commenced on the Filon B deposit in 1947. Further discoveries of primary gold mineralization were made at Mwendamboko, Kakula, Namoya Summit and Muviringu where selective mining and mine development were carried out. The majority of this mining was based on small-scale underground development along specific mineralized quartz veins or ‘stockwork’ zones. During the 1950s, a small open pit was established on the summit of Mwendamboko. Mining ceased in 1961, although there remained substantial un-mined resources in the various deposits plus several untested mineralized targets. Limited regional and strike exploration appears to have been conducted since 1961.

Exploration at Namoya by Banro commenced in December 2004. To date, 209 diamond drill holes (and 82 historical underground drillholes) have been completed together with extensive re-sampling of old mine adits along the 2.5 kilometre long, northwest trending mineralized zone which hosts the four main separate deposits of Mwendamboko, Muviringu, Kakula and Namoya Summit. Exploration is continuing to assess a number of other prospects, namely Kakula West, Seketi, Matongo and Filon B, all within two kilometres of the four main deposits, to further increase oxide ounces for the heap leach project.

The Namoya property has also been covered with regional programmes (LIDAR, airborne magnetic and radiometric surveys). These regional programmes were completed during 2007, and a target generation exercise and ground follow-up was initiated. The LIDAR survey was carried out for the Company by independent contractor, Southern Mapping Company, and the geophysical airborne magnetic and radiometric surveys were carried out for the Company by independent contractor, New Resolution Geophysics. The LIDAR survey also provided high quality, geo-referenced colour aerial photographs of the property, which have assisted in geological interpretation and exploration planning. GeX Services carried out a preliminary interpretation of the Gdata and produced a suite of geo-referenced images, from which in-house interpretations have been made.

The main host rock for the gold mineralization at Namoya is a fine grained sericite schist with associated albite, quartz, chlorite and calcite. The gold mineralization at Namoya is characterised by abundant quartz veining, occurring as dense stockworks of irregular veins, foliation-parallel veins and irregular, cross-cutting vein sets. Usually all styles of mineralization are represented within a deposit. Pyrite and lesser amounts of arsenopyrite, are associated with the quartz veins, occurring as irregular intergrowths, or scattered euhedral crystals. However, the volume of sulphides is low, rarely exceeding 1% of the rock.

A preliminary assessment (i.e. “scoping study”) of the Namoya property was completed in July 2007 and the results are summarized in the technical report of SENET dated August 17, 2007 and entitled “Preliminary Assessment NI 43-101 Technical Report, Namoya Gold Project, Maniema Province, Democratic Republic of Congo” (the “Namoya Technical Report”), a copy of which report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov. The Namoya Technical Report is incorporated into this AIF by reference. A reproduction of the summary from the Namoya Technical Report is attached to this AIF as Schedule “B”. Note that the mineral resource estimates set out in the said summary have been superceded by the updated mineral resource estimates released in March 2009 as set out below.

In 2008, 87 diamond drill holes totalling about 13,650 metres were completed at Namoya (initially with three rigs during the first half of the year and then with two rigs), with the objective of upgrading inferred mineral resources into the measured and indicated categories so that open pit ore reserves can be determined as part of the pre-feasibility study currently underway. The 2008 drilling programme was undertaken by an independent drilling contractor, Major Drilling Services. Additional metallurgical testwork is being included in the pre-feasibility work to further optimize the recoveries of the oxide, transitional and sulphide ore types. Other exploration activities during 2008, including soil sampling and trenching, were extended to cover the rest of the Namoya property in order to delineate additional targets for future drilling. Analysis of the airborne geophysical and LIDAR surveys conducted in 2007 has also proven effective in identifying new prospects on the ground for future follow-up.

In a press release dated March 11, 2009, the Company announced updated independent mineral resource estimates for the Namoya project (a copy of the press release can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov). These mineral resource estimates (which are set out in the following table) were prepared by SRK Consulting (UK) Ltd. (“SRK (UK)”) and have been derived from resource drilling and assays received before September 2008.

Updated Namoya Mineral Resource Statement (with an effective date of March 11, 2009)

Oxidation State	Mineral Resource Classification Category
	Measured			Indicated			Inferred
	Tonnes (kt)	Au (g/t)	Contained Au (KOzs)	Tonnes (kt)	Au (g/t)	Contained Au (KOzs)	Tonnes (kt)	Au (g/t)	Contained Au (KOzs)
Oxide	3,282	2.7	280.2	4,472	1.7	248.8	3,129	1.0	105.3
Transitional	1,398	2.1	95.9	4,543	1.7	247.2	2,413	1.4	105.8
Fresh Rock	0	1.4	0.0	3,754	2.1	252.2	2,920	2.1	196.7
TOTAL	4,680	2.5	376.1	12,769	1.8	748.3	8,462	1.5	407.7

Reported at a 0.4g/t Au Cut-off Grade.

Mineral resources are not mineral reserves and there is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. U.S. Investors should read the “Cautionary Note to U.S. Investors Concerning Reserve and Resource Estimates” above concerning the difference between “resources” and “reserves”.

Work done towards the Namoya pre-feasibility study indicates that the project economics could be significantly improved by further upgrading more of the inferred mineral resource to the measured and indicated resource categories. The Company, together with SRK (UK), has identified specific additional infill holes to be drilled out in order to add to the measured and indicated resource categories and move the Namoya heap leach project above the threshold of one million recovered ounces. The heap leach metallurgical testwork demonstrates above 80% recovery. The pre-feasibility study will be further advanced once the additional infill and further exploration fieldwork and drilling on the neighbouring targets have been completed.

Banro’s focus in 2009 is on further enhancing Namoya’s economics by continuing to expand and upgrade the resource base, completing the current pre-feasibility study and moving Namoya along the development path.

3.3.3	Lugushwa

The Lugushwa property consists of three exploitation permits covering an area of 641 square kilometres and is located approximately 150 kilometres southwest of the town of Bukavu in the South Kivu Province in the east of the DRC. Banro’s wholly-owned DRC subsidiary, Lugushwa Mining SARL, has a 100% interest in the said permits.

The Lugushwa area was explored and exploited for alluvial gold between 1957 and 1963. However, from 1963 to the outbreak of political unrest in 1996/7, primary gold mineralization was the main exploration and mining target. Production records are incomplete, but at least 457,000 ounces of alluvial gold were produced, with a further 10,000 ounces from primary sources.

The table below summarizes the current mineral resource estimates for the Lugushwa property utilizing a 1.0 g/t Au cut-off grade. These estimates are included in the technical report of Michael B. Skead dated March 30, 2007 and entitled “Third NI 43-101 Technical Report, Lugushwa Project, South Kivu Province, Democratic Republic of the Congo” (the “Lugushwa Technical Report”). The Lugushwa Technical Report is incorporated by reference into this AIF.

Category	Tonnage (000s)	Grade (Au g/t)	Contained Gold (000s)
Inferred	37,000	2.3	2,735

Mineral resources are not mineral reserves and there is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. U.S. Investors should read the “Cautionary Note to U.S. Investors Concerning Reserve and Resource Estimates” above concerning the difference between “resources” and “reserves”.

An exploration camp was established at Lugushwa by Banro in January 2005. Exploration consisting of gridding, geological mapping, soil, trench and adit sampling continued during 2006, with core drilling commencing in February 2006. A total of 54 core holes totaling 8,332 metres were drilled in 2006. Drilling was focused at prospects G20/21, D18/19, Carriere A and Kimbangu. In 2007, exploration continued to evaluate the G20/21 and D18/18 prospects at Lugushwa. To achieve this objective, 12,000 meters of core drilling was budgeted for, but due to poor performance by the drilling contractor, only 11 core holes totaling 2,493.06 metres were drilled resulting in the termination of the drilling programme in May 2007. Due to a lack of a new drilling contractor, no further drilling was undertaken in 2007. As part of the regional programme, LIDAR, airborne magnetic and radiometric surveys were completed over the entire Lugushwa property during 2007.

The 2008 exploration at Lugushwa focused on evaluation of the G20/21 and D18/18 prospects. To achieve this objective, 32 holes totaling 5,518 meters of core drilling were completed. The 2008 drilling programme was undertaken by an independent drilling contractor, Major Drilling Services. In total, the Company has drilled 97 core holes at Lugushwa totaling 16,333 metres since the commencement of drilling in 2006. As part of the regional programme, preliminary interpretation of the geophysical airborne magnetic and radiometric surveys that were completed over the Lugushwa property during 2007 was undertaken in 2008. GeX Services carried out the preliminary interpretation of the Gdata and produced a suite of geo-referenced images, from which in-house interpretations have been made. The target generation and ground follow-up exercise that was initiated in 2007 was continued in 2008, leading to the definition of new drill targets. Metallurgical testwork on the various ore types (oxide, transitional and sulphide) was also initiated, and the results will be incorporated into the planned preliminary assessment (i.e., “scoping study”).

In addition to the drilling program, ongoing exploration has continued to assess the full extent of the main mineralized trend at Lugushwa. Soil sampling has now extended the main mineralised trend to 4,600 metres from Kimbangu in the northeast to the new prospect of Mpongo in the southwest.

The Company's focus at Lugushwa is on upgrading the inferred mineral resources to higher confidence resources, progressing to the completion of a preliminary assessment (i.e. “scoping study”). An increased amount of metallurgical testwork is also planned to further optimise the recoveries of the oxide, transitional and sulphide ore types.

The ongoing target generation and ground follow-up exercise is planned to be intensified to aggressively define new regional and drill targets. The bulk of proposed exploration work will focus on regional grassroots exploration covering areas outside the current Lugushwa soil grid. The target generation and planning process will involve the use of historical stream sediment data, interpreted data from airborne geophysics, LIDAR data and regional scale Landsat interpretation.

The Lugushwa property is dominated by Mesoproterozioic Lower Urundian meta-sedimentary rocks. The lithologies present are:

•	Quartzite and sandstones - mainly massive and often interbedded with the host metapelites.
•

Chloritic and mica-bearing metapelites - red to grey in colour, often with disseminated sulphide agglomerations, mainly arsenopyrite. These metapelites constitute the bulk of the lithologies present at Lugushwa and are often described as highly altered and fine grained. They are locally dark grey and graphitic. Some bluish-violet metapelite also identified with tourmaline, garnet, and feldspar is sometimes present (D1 Simali ‘Filon de Luxe’ deposit). Although usually not displaying a schistose fabric sensu stricto, these metasediments have generally been referred to as “schists” by previous workers.

•

Gneisses - located in the southern and northwestern parts of the property, but are not associated with the central zone covered by the historical and current exploration, and little detail is available.

•

Amphibolites - present in three thin bands, the most important forming part of the G7 Mapale deposit, consisting of fine grained massive or schistose amphibolite. Recent petrographic work has established this lithology to be a weakly metamorphosed diorite.

•	Granites and pegmatites - similar to the gneiss unit, being on the peripheries of the property and mostly associated with tin mineralization.
•	Quartz veins - stringers and intersecting vein sets are present in all these lithologies.

The degree of metamorphism in the rocks hosting gold mineralization is generally weak, up to lower greenschist facies. A weak to moderate foliation is usually developed in the finer grained lithologies, but the development of a proper schistose fabric is rare except in confined shear zones.

The dominant structural grain in the Lugushwa property is northeast-southwest. This trend is mainly confined to the central part of the property. An ENE regional lineament appears to truncate the northeast-southwest trend in the northern and western parts of the property rotating lithomagnetic units into near east west orientation.

Another significant aeromagnetic structural trend comprises east-west lineaments, interpreted to represent reactivated riedel shears contemporaneous with the main deformation event causing the major ENE lineament. There is a distinct and notable change in this orientation in the south of the property, where the major structures are oriented in a west-northwest east-southeast direction. In the northwest part of the Lugushwa the property the rocks are more clearly folded, with a northeast axial trend extending toward the Kamituga the property.

Gold mineralization takes the form of (a) cross-cutting and bedding/ foliation parallel auriferous quartz vein sets in several orientations, with disseminated, sulphide-associated mineralization in the surrounding rock, and (b) discrete, locally high grade quartz veins. The mineralization controls are interpreted to be:

•	Lithological, with less competent and more chemically reactive metapelite units interbedded with quartzite and siltstones.

•	Folding, this has (a) caused more abundant and complex fracturing and bedding-parallel dilation in the axial zones of the folds, and (b) focused fluids in the low pressure zones in the fold closures.

•	Late deformation, which resulted in shearing that formed channel-ways for the mineralizing fluids.

3.3.4	Kamituga

The following provides a summary regarding the Kamituga property. Refer to the technical report of SRK (UK) (formerly Steffen, Robertson and Kirsten (UK) Ltd.) dated February 2005 and entitled “NI 43-101 Technical Report Resource Estimation and Exploration Potential at the Kamituga, Lugushwa and Namoya Concessions, Democratic Republic of Congo” (the “SRK Technical Report”) (a copy of which report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov) for detailed disclosure regarding the Kamituga property. Section 2 (entitled “Regional Geology”) and section 3 (entitled “Kamituga”) of the SRK Technical Report are incorporated by reference into this AIF.

The Kamituga property consists of three exploitation permits covering an area of 641 square kilometres and is located approximately 100 kilometres southwest of the town of Bukavu in the South Kivu Province in the east of the DRC. Banro’s wholly-owned DRC subsidiary, Kamituga Mining SARL, has a 100% interest in the said permits. Kamituga is the most mature of the Company’s four main properties, having previously been the site of major alluvial and underground mining operations.

Gold was first reported in the Kamituga region during the early 1920s with the discovery of alluvial gold in the Luliaba, Mobale, Kahushimira, Kamakundu and Idoka rivers. Commercial alluvial mining commenced in 1924. Exploration during the 1930s also led to the discovery of numerous high grade quartz veins with hard rock mining commencing in 1937 at the Mobale underground operation. At the closure of the Kamituga operations in 1996, approximately 1.5 million ounces of gold had been produced from alluvial and hard rock mining.

SRK noted in the SRK Technical Report: “...there is much evidence to support the wide scale occurrence of gold mineralization. Most of the work to date has been confined to the area surrounding the Mobale Mine and very little appears to have been conducted throughout the remaining area of the concession.”

In the SRK Technical Report, SRK outlined the following mineral resource estimate for Kamituga, using a 1.0 g/t cut-off grade and based on polygonal methods using historical assay results from underground and surface channel sampling:

Resource Category	Tonnes (Millions)	Grade (Au g/t)	Gold Ounces (Millions)
Inferred	7.26	3.90	0.915

Mineral resources are not mineral reserves and there is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. U.S. Investors should read the “Cautionary Note to U.S. Investors Concerning Reserve and Resource Estimates” above concerning the difference between “resources” and “reserves”.

Mineralisation at Kamituga is hosted within quartz veins containing gold either present as free native gold or associated with sulphides, particularly arsenopyrite. Veins are present in zones along slippage planes parallel to the schistosity or at fold axes resulting from dextral movement of blocks along east-west fault planes due to the intrusion of a deep seated granitoid body. Late stage brittle shear has caused local offset of the vein system up to several tens of metres.

During 2007, the Kamituga project was covered by the LIDAR, aeromagnetic and radiometric surveys that were carried out as part of the Company’s regional programme.

Banro is proposing to commence exploration activities at Kamituga in 2009. The exploration activities are planned to consist of reviewing and assessing the historical data, stream sediment sampling, gridding, geological mapping, soil, trench and adit sampling, followed by drilling. Kamituga is located in an area with many artisanal miners, violence and political instability which could cause delays in Banro’s activities on the Kamituga property. Exploration will initially focus on: (a) regional targets located outside the old mine workings to identify additional zones of oxide mineralization; (b) bulk tonnage potential in the vicinity of the Little Mobale open pit, where disseminated sulphide wall rock mineralization may have been neglected in the past, when the mining focus was on high grade quartz veins and stockworks.

3.3.5	Other Exploration Properties

The Company’s wholly-owned DRC subsidiary, Banro Congo Mining SARL, holds 14 exploration permits covering an aggregate of 2,710.91 square kilometres of ground located between and contiguous to the Company’s Twangiza, Kamituga and Lugushwa properties and northwest of Namoya. The applications for these permits were originally filed with the Mining Cadastral shortly after implementation of the DRC’s new Mining Code in June 2003 (the permits were acquired by Banro Congo Mining SARL in 2007).

No ground field work was conducted during 2007 or 2008 in respect of these properties. Two of the permit areas (located between Kamituga and Lugushwa) were covered by the LIDAR, aeromagnetic and radiometric surveys that were carried out during 2007 as part of the regional program. During 2008, the Company continued its regional program, and covered a further ten of the permit areas with aeromagnetic and radiometric surveys. Target generation is planned to be carried out in 2009 with ground follow-up commencing in 2010.

3.3.6	Qualified Persons

The “qualified person” (as such term is defined in NI 43-101) who oversees the Company’s exploration programs is Daniel K. Bansah. Mr. Bansah, who is Vice President, Exploration of Banro, has reviewed and approved the technical information in this AIF. See item 15.1 of this AIF for the names of the “qualified persons” (as such term is defined in NI 43-101) for the purposes of the various technical reports referred to in items 3.3.1 to 3.3.4 of this AIF. Martin Pittuck, who is an employee of SRK (UK), was the “qualified person” (as such term is defined in NI 43-101) responsible for the current mineral resource estimates for Namoya as set out in item 3.3.2 of this AIF.

ITEM 4:   DIVIDENDS

Subject to the requirements of the CBCA, there are no restrictions in the Company’s articles or by-law that would restrict or prevent the Company from paying dividends or distributions. However, the Company has not paid any dividend or made any other distribution in respect of its outstanding shares and management does not anticipate that the Company will pay dividends or make any other distribution in respect on its shares in the foreseeable future. The Company’s board of directors, from time to time, and on the basis of any earnings and the Company’s financial requirements or any other relevant factor, will determine the future dividend or distribution policy of the Company with respect to its shares.

ITEM 5:   DESCRIPTION OF CAPITAL STRUCTURE

5.1	Authorized Share Capital

The Company’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series, of which 62,482,938 common shares and no preference shares were issued and outstanding as of the date of this AIF. The following is a summary of the material provisions attaching to the common shares and preference shares.

Common Shares

The holders of the common shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each common share held at all meetings of the shareholders of the Company, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series. Subject to the prior rights of the holders of the preference shares or any other shares ranking senior to the common shares, the holders of the common shares are entitled to (a) receive any dividends as and when declared by the board of directors, out of the assets of the Company properly applicable to the payment of dividends, in such amount and in such form as the board of directors may from time to time determine, and (b) receive the remaining property of the Company in the event of any liquidation, dissolution or winding-up of the Company.

Preference Shares

The board of directors of the Company may issue the preferences shares at any time and from time to time in one or more series, each series of which shall have the designations, rights, privileges, restrictions and conditions fixed by the directors. The preference shares of each series shall rank on a parity with the preference shares of every other series, and shall be entitled to priority over the common shares and any other shares of the Company ranking junior to the preference shares, with respect to priority in the payment of dividends and the return of capital and the distribution of assets of the Company in the event of the liquidation, dissolution or winding-up of the Company.

5.2	Shareholder Rights Plan

Effective April 29, 2005, the board of directors of the Company (the “Board”) adopted a Shareholder Rights Plan (the “Rights Plan”). The Rights Plan was implemented by way of a shareholder rights plan agreement (the “Rights Plan Agreement”) dated as of April 29, 2005 between the Company and Equity Transfer Services Inc. (now named Equity Transfer & Trust Company), as rights agent. The Rights Plan Agreement was approved by shareholders of the Company at the annual and special meeting of shareholders held on June 29, 2005. Shareholders of the Company, at the annual and special meeting of shareholders held on June 27, 2008, approved an extension to the term of the Rights Plan Agreement to the termination of the annual meeting of shareholders of the Company in the year 2011.

The objectives of the Rights Plan are to ensure, to the extent possible, that all shareholders of the Company are treated equally and fairly in connection with any take-over bid for the Company. The Rights Plan discourages discriminatory, coercive or unfair take-overs of the Company and gives the Company’s Board time if, in the circumstances, the Board determines it is appropriate to take such time, to pursue alternatives to maximize shareholder value in the event an unsolicited take-over bid is made for all or a portion of the outstanding common shares of the Company (the “Common Shares”).

The Rights Plan discourages coercive hostile take-over bids by creating the potential that any Common Shares which may be acquired or held by such a bidder will be significantly diluted. The potential for significant dilution to the holdings of such a bidder can occur as the Rights Plan provides that all holders of Common Shares who are not related to the bidder will be entitled to exercise rights (“Rights”) issued to them under the Rights Plan and to acquire Common Shares at a substantial discount to prevailing market prices. The bidder or the persons related to the bidder will not be entitled to exercise any Rights under the Rights Plan. Accordingly, the Rights Plan will encourage potential bidders to make take-over bids by means of a “Permitted Bid” (as such term is defined in the Rights Plan Agreement) or to approach the Board to negotiate a mutually acceptable transaction. The Permitted Bid provisions of the Rights Plan are designed to ensure that in any take-over bid for outstanding Common Shares all shareholders are treated equally and are given adequate time to properly assess such take-over bid on a fully-informed basis.

The Board authorized the issuance of one Right in respect of each Common Share outstanding at the close of business on April 29, 2005 (the “Record Time”). In addition, the Board authorized the issuance of one Right in respect of each additional Common Share issued after the Record Time. The Rights trade with and are represented by the Company’s Common Share certificates, including certificates issued prior to the Record Time. Until such time as the Rights separate from the Common Shares and become exercisable, Rights certificates will not be distributed to shareholders. At any time prior to the Rights becoming exercisable, the Board may waive the operation of the Rights Plan with respect to certain events before they occur. The issuance of the Rights is not dilutive until the Rights separate from the underlying Common Shares and become exercisable or until the exercise of the Rights.

A copy of the Rights Plan Agreement, together with an amending agreement to the Rights Plan Agreement, can be obtained from SEDAR at www.sedar.com. Reference is made to the Rights Plan Agreement, as amended, for additional information with respect to the Rights Plan.

ITEM 6:   MARKET FOR SECURITIES

The Company’s common shares are listed for trading on the Toronto Stock Exchange (the “TSX”) and on the NYSE Amex, in each case under the symbol “BAA”. The Company’s common shares commenced trading on the NYSE Amex (formerly named the American Stock Exchange) on March 28, 2005 and commenced trading on the TSX on November 10, 2005. Prior to November 10, 2005, such shares traded on the TSX Venture Exchange.

The following table sets forth the high, low and closing sale prices and volume of trading of the Company’s common shares for the months indicated, as reported by the TSX.

Month	High	Low	Close	Volume
	(Cdn$)	(Cdn$)	(Cdn$)	(#)
2008
December	1.90	0.99	1.25	2,407,262
November	1.50	0.80	0.98	5,696,408
October	2.90	0.82	1.10	1,101,923
September	3.90	1.05	2.80	1,959,133
August	4.79	3.35	3.68	505,560
July	7.99	3.70	4.00	3,509,061
June	8.40	6.70	7.16	373,646
May	8.95	8.00	8.15	3,044,574
April	9.00	7.75	7.95	876,600
March	10.13	8.00	8.41	1,787,336
February	10.53	8.70	10.00	1,615,549
January	12.35	9.56	10.15	1,211,381

The closing price of the common shares of the Company on March 30, 2009 was Cdn$2.10 per share, as reported by the TSX.

In September 2008, the Company completed a financing involving the issuance of units of the Company, with each unit consisting of one common share and one-half of one common share purchase warrant of the Company. Each whole warrant (a “Warrant”) entitles the holder to purchase one common share of the Company at a price of US$2.20 until September 17, 2011. The Warrants were listed on the TSX and the NYSE Amex, in each case under the symbol “BAA.WT”.

The following table sets forth the high, low and closing sale prices and volume of trading of the Warrants for the months indicated, as reported by the TSX.

Month	High	Low	Close	Volume
	(Cdn$)	(Cdn$)	(Cdn$)	(#)
2008
December	0.65	0.30	0.40	295,050
November	0.90	0.62	0.62	4,900
October	1.23	0.65	0.90	31,319
September	2.98	0.30	2.00	327,200

The closing price of the Warrants on March 30, 2009 was Cdn$0.50 per Warrant, as reported by the TSX.

ITEM 7:   ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

To the knowledge of the Company, no securities of the Company are held in escrow or are subject to a contractual restriction on transfer.

ITEM 8:   DIRECTORS AND OFFICERS

8.1	Name, Occupation and Security Holding

The following table sets forth, as of the date hereof, the name and municipality of residence of each director and officer of the Company, as well as such individual’s current position(s) with the Company, principal occupation(s) during the past five years and period of service as a director (if applicable). Each director will hold office until the close of the next annual meeting of shareholders of the Company unless his office is earlier vacated in accordance with the by-law of the Company.

Name, Municipality of Residence and Current Position(s) with Banro	Principal Occupation(s) During the Past Five Years	Director Since
John A. Clarke(1) (2) West Vancouver, British Columbia, Canada Director	Vice Chairman of Nevsun Resources Ltd. (a mineral exploration and development company) from August 2008 to present; prior to August 2008, President of Nevsun Resources Ltd.	February 3, 2004
Peter N. Cowley Surrey, United Kingdom Director

President of the Company from June 2004 to March 2008; prior to June 2004, Managing Director (Ashanti Exploration) of Ashanti Goldfields Company Limited (a gold mining company). Currently also a non-executive director of Cluff Gold plc (a gold mining company).

January 13, 2004
Piers A. Cumberlege(1) (2) Montreal, Quebec, Canada Director

Self-employed consultant (providing emerging markets private equity advisory services) from October 2008 to present; Vice President, Private Equity at Cordiant Capital Inc. (an investment fund manager) from April 2005 to October 2008; Vice President Global Partnerships at Bombardier Inc. (a manufacturer of rail and air transportation equipment) from February 2004 to February 2005; prior to February 2004, Vice President of Bombardier International.

July 17, 2006
Arnold T. Kondrat Toronto, Ontario, Canada Executive Vice President and a director

Executive Vice President of the Company; consultant to BRC DiamondCore Ltd. (a diamond exploration company) from February 2008 to present and, prior to February 2008, Executive Vice President of BRC DiamondCore Ltd.; President of Sterling Portfolio Securities Inc. (a private venture capital firm).

May 3, 1994
Richard J. Lachcik Oakville, Ontario, Canada Director	Partner of Macleod Dixon LLP (a law firm)(3).	August 23, 1996

Name, Municipality of Residence and Current Position(s) with Banro	Principal Occupation(s) During the Past Five Years	Director Since
Michael J. Prinsloo Johannesburg, Gauteng, South Africa President, Chief Executive Officer and a director

Chief Executive Officer of the Company since September 2007; Chief Executive Officer of the Gold Fields Business & Leadership Academy (a subsidiary of Gold Fields Limited (a gold mining company)) from April 2006 to September 2007; Executive Vice President and Head of South African Operations of Gold Fields Limited from April 2002 to April 2006.

March 17, 2008
Bernard R. van Rooyen(1)(2) Johannesburg, South Africa Director

Deputy Chairman of Mvelaphanda Resources Limited (a company which holds major interests in public gold, platinum and diamond mining companies ) from March 2004 to present; President of the Company from November 1996 to January 2001; director of various private and public companies engaged in mining.

June 16, 1997
Simon F.W. Village Kent, United Kingdom Chairman of the Board of Directors and a director

Chairman of the Board of Directors of the Company since November 2004; consultant to BRC DiamondCore Ltd. (a diamond exploration company) from May 2007 to present; Managing Director, Gold Investment Services, of the World Gold Council (an international marketing organization for the gold industry formed and funded by the world’s leading gold mining companies) from September 2002 to October 2004.

March 8, 2004
Daniel K. Bansah East Legon, Accra, Ghana Vice President, Exploration

Vice President, Exploration of the Company since September 2007; Mineral Resources Manager for the Company from June 2004 to September 2007; prior to June 2004, Group Mineral Resources Manager with Ashanti Goldfields Company Limited (a gold mining company).

Not applicable
Johan L. Botha Pretoria, South Africa Executive Vice President, Operations	Executive Vice President, Operations of the Company since March 2009; prior to March 2009, Vice President and Managing Director of Gold Fields Limited (Ghana operations) (a gold mining company).	Not applicable
Howard Fall Settle, United Kingdom Exploration Manager

Exploration Manager for the Company since September 2007; Chief Geologist of the Company from August 2005 to September 2007; prior to August 2005, Exploration Manager for Ashanti Goldfields Company Limited (a gold mining company).

Not applicable
Geoffrey G. Farr Toronto, Ontario, Canada Corporate Secretary	Partner of Macleod Dixon LLP (a law firm)(3).	Not applicable

Name, Municipality of Residence and Current Position(s) with Banro	Principal Occupation(s) During the Past Five Years	Director Since
Martin D. Jones Toronto, Ontario, Canada Vice President, Corporate Development

Vice President, Corporate Development of the Company since October 2004; Vice President, Corporate Development of BRC DiamondCore Ltd. (a diamond exploration company) from April 2005 to present; prior to October 2004, Vice President with Advance Planning/MS&L (a public relations firm).

Not applicable
Donat K. Madilo Mississauga, Ontario, Canada Chief Financial Officer

Chief Financial Officer of the Company since September 2007 and Treasurer of the Company prior to September 2007; Treasurer of BRC DiamondCore Ltd. (a diamond exploration company); Chief Financial Officer of Loncor Resources Inc. (a gold exploration company since November 2008; prior to November 2008, Loncor Resources Inc. was named Nevada Bob’s International Inc. and was an international licensor).

Not applicable
Désire Sangara Kinshasa, Democratic Republic of the Congo Vice President, Government Relations

Vice President, Government Relations of the Company since September 2007; Administrative Manager for the Company from September 2004 to September 2007; prior to September 2004, Country Manager for Ashanti Goldfields Company Limited (a gold mining company).

Not applicable

(1)	Member of the audit committee of the board of directors of the Company (the “Audit Committee”).

(2)	Member of the compensation committee of the board of directors of the Company.

(3)	Macleod Dixon LLP acts as counsel to the Company.

As of the date hereof, the directors and officers of the Company as a group beneficially own, or control or direct, directly or indirectly, 2,615,412 common shares of the Company, representing 4.19% of the issued and outstanding common shares of the Company as of the date hereof. As well, the directors and officers of the Company as a group hold, as of the date hereof, 5,143,000 stock options granted pursuant to the Company’s Stock Option Plan and 7,500 common share purchase warrants of the Company.

8.2	Corporate Cease Trade Orders or Bankruptcies

No director or officer of Banro, or a shareholder holding a sufficient number of securities of Banro to affect materially the control of Banro, is, or within the 10 years before the date of this AIF has been, a director or officer of any company that, while that person was acting in that capacity,

(a)

was the subject of a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days;

(b)

was subject to an event that resulted, after the director or officer ceased to be a director or officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(c)

or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, save as described below.

As a result of not filing its audited financial statements for the year ended December 31, 2004 by the filing deadline, Mediterranean Resources Ltd. (which was then named Mediterranean Minerals Corp.) (“Mediterranean”) was made subject to an issuer cease trade order issued by the British Columbia, Alberta and Ontario Securities Commissions which was revoked on August 17, 2005 (following the filing of the required records). Mr. John A. Clarke, a director of the Company, is a director of Mediterranean and was a director of Mediterranean during the time the said cease trade order was in effect.

As a result of not filing its audited financial statements for the year ended December 31, 2004 by the filing deadline, Eurasia Gold Inc. (which was then named Eurasia Gold Corp.) (“Eurasia”) was made subject to an issuer cease trade order issued by the British Columbia, Alberta and Ontario Securities Commissions which was revoked on June 29, 2005 (following the filing of the required records). Mr. Richard J. Lachcik, a director of the Company, was a director of Eurasia during the time the said cease trade order was in effect.

8.3	Personal Bankruptcies

No director or officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, or a personal holding company of any such persons has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer, shareholder or personal holding company.

8.4	Penalties or Sanctions

No director or officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, or a personal holding company of any such persons has

(a)

been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

8.5	Conflicts of Interest

To the best of the Company’s knowledge, there are no existing or potential material conflicts of interest between the Company or a subsidiary of the Company and a director or officer of the Company or of a subsidiary of the Company. However, reference is made to item 3.2 of this AIF (“Risk Factors”) regarding the Company’s guarantee of the BRC credit facility.

ITEM 9:   AUDIT COMMITTEE INFORMATION

The Audit Committee’s Charter

The text of the Audit Committee’s charter is attached to this AIF as Schedule “A”.

Composition of the Audit Committee

The members of the Audit Committee are as follows: John A. Clarke, Piers A. Cumberlege and Bernard R. van Rooyen. Each such member is “independent” within the meaning of National Instrument 52-110 - Audit Committees (“NI 52-110”). Each such member is also “financially literate” within the meaning of NI 52-110.

Relevant Education and Experience of Audit Committee Members

The following is a description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member:

John A. Clarke

From 1997 to August 2008, Mr. Clarke was the President and Chief Executive Officer of Nevsun Resources Ltd., a mineral exploration and development company which is listed on the Toronto Stock Exchange and the NYSE Amex. He is currently Vice Chairman of Nevsun Resources Ltd.

From 1988 to 1993, Mr. Clarke was with Ashanti Goldfields Company Limited (“Ashanti”) engaged as a General Manager in a range of roles, including strategic planning, mine production and the technical/administrative support of mining operations. From 1993 to 1997, Mr. Clarke was an Executive Director of Ashanti and was in charge of business development, including company strategic planning, Africa-wide exploration programs, and the acquisition of listed companies. His roles with Ashanti required experience and understanding of all of the issues required in assessing/analyzing and preparing technical and financial plans and statements for mining and exploration operations.

Mr. Clarke holds a Masters of Business Administration from Middlesex Polytechnic (now Middlesex University). This degree included in-depth courses in accounting principles, standards and practices.

Piers A. Cumberlege

In addition to his current consultancy and his investment responsibilities at Cordiant Capital Inc. from April 2005 to October 2008, Mr. Cumberlege has worked at Hawker Siddeley, BTR, GEC-Marconi and Delta Capital in emerging market project finance, corporate acquisition and private equity investment roles since 1983. In these roles he has been actively engaged in analyzing financial statements of investment prospects, as well as the regular financial monitoring and reporting of portfolio companies. He also has experience of restatement across different national and international accounting standards and introducing IAS and GAAP reporting procedures into companies that have been operating to other local standards.

Mr. Cumberlege served on the audit committee of Sun-Interbrew Limited (a Frankfurt-listed company) between June 1999 and October 2001. He holds a Diploma in Business Administration from Coventry University and the ICD.D qualification from the Canadian Institute of Corporate Directors.

Bernard R. van Rooyen

From 1980 to 1990, Mr. van Rooyen was Executive Director, Corporate Finance and Non-Technical Services to Gold Fields of South Africa Limited, an international mining company listed in Johannesburg, New York, London and various European Exchanges. He was responsible for, among other things, the entire financial system from financial accounts through management accounts, cost control and management information to the treasury.

From 1998 to 2005, Mr. van Rooyen served as a non-executive director on the audit committee of Gold Fields Limited, an international gold producer with a market capitalization of approximately US$10 billion and the successor to Gold Fields of South Africa Limited. Gold Fields Limited is listed in Johannesburg, New York, London and Frankfurt.

Mr. van Rooyen is currently a non-executive member of the audit committee of Trans Hex Group, a producer and marketer of diamonds listed on the JSE Securities Exchange.

Mr. van Rooyen was President of the Company from November 1996 to January 2001.

Reliance on Certain Exemptions

At no time since the commencement of the year ended December 31, 2008 has the Company relied on an exemption in section 2.4 of NI 52-110 (De Minimis Non-audit Services), section 3.2 of NI 52-110 (Initial Public Offerings), section 3.3(2) of NI 52-110 (Controlled Companies), section 3.4 of NI 52-110 (Events Outside Control of Member), section 3.5 of NI 52-110 (Death, Disability or Resignation of Audit Committee Member) or section 3.6 of NI 52-110 (Temporary Exemption for Limited and Exceptional Circumstances), on an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110 (Exemptions) or on section 3.8 of NI 52-110 (Acquisition of Financial Literacy).

Audit Committee Oversight

At no time since the commencement of the Company’s financial year ended December 31, 2008 was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the board of directors of the Company.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies or procedures for the engagement of non-audit services.

External Auditors Service Fees

The following summarizes (a) the estimated total fees of BDO Dunwoody LLP, the external auditors of the Company, for the financial year of the Company ended December 31, 2008 (these fees are estimates as, as at the date of this AIF, these fees had not yet been billed), and (b) the total fees billed by BDO Dunwoody LLP for the financial year of the Company ended December 30, 2007:

42

	2008	2007
Audit Fees	Cdn$116,000	Cdn$155,089
Audit-Related Fees	N/A	N/A
Tax Fees	Cdn$500(1)	Cdn$500(3)
All Other Fees	Cdn$216,900(2)	Nil

(1)	The services comprising these fees related to the preparation of the 2008 Delaware tax return for the Company’s U.S. subsidiary, Banro American Resources Inc.

(2)

The services comprising these fees related to (a) offering documents filed in Canada and the United States in connection with the Company’s financing (Cdn$175,000), and (b) internal control documentation (Cdn$41,900).

(3)	The services comprising these fees related to the preparation of the 2007 Delaware tax return for the Company’s U.S. subsidiary, Banro American Resources Inc.

ITEM 10:    PROMOTERS

No person or company has been, within the two most recently completed financial years or during the current financial year, a “promoter” (as such term is defined under applicable Canadian securities laws) of the Company or of a subsidiary of the Company.

ITEM 11:   LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

The Company is not aware of any current or pending material legal proceeding to which it is or is likely to be a party or of which any of its properties are or are likely to be the subject.

Regulatory Actions

During the financial year ended December 31, 2008, (a) no penalties or sanctions were imposed against the Company by a court or regulatory body, and (b) no settlement agreements were entered into by the Company before a court relating to securities legislation or with a securities regulatory authority.

ITEM 12:   INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described below or elsewhere in this AIF, no director or officer of the Company or person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding common shares of the Company, or any of their respective associates or affiliates, had or has any material interest, directly or indirectly, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company.

Based on public filings, the Company understands that (a) institutional accounts (the “CGII Accounts”) managed by affiliates of Capital Group International, Inc. hold, in the aggregate, more than 10% of the outstanding common shares of the Company, and (b) institutional accounts (the “Tradewinds Accounts”) managed by affiliates of Tradewinds Global Investors, LLC hold, in the aggregate, more than 10% of the outstanding common shares of the Company.

In May 2006, the Company completed an equity financing which involved (including the exercise by the underwriters of an over-allotment option) the issue and sale of a total of 4,376,000 common shares of the Company at a price of Cdn$12.80 per share for total gross proceeds of Cdn$56,012,800. The Company understands that CGII Accounts purchased shares under this financing.

In September 2008, the Company completed an equity financing which involved (including the exercise by the underwriters of an over-allotment option) the issue and sale of a total of 12,000,000 units of the Company at a price of US$1.75 per unit for total gross proceeds of US$21,000,000, with each such unit consisting of one common share of the Company and one-half of one Warrant (with each whole Warrant entitling the holder to purchase one common share of the Company at a price of US$2.20 until September 17, 2011). The Company understands that CGII Accounts and Tradewinds Accounts purchased shares under this financing.

In February 2009, the Company completed an equity financing which involved the issue and sale of a total of 10,000,000 common shares of the Company at a price of US$1.40 per share for total gross proceeds of US$14,000,000. The Company understands that CGII Accounts and Tradewinds Accounts purchased shares under this financing.

ITEM 13:   TRANSFER AGENTS AND REGISTRAR

The main transfer agent and registrar for the Company’s common shares is Equity Transfer & Trust Company at its offices in Toronto, Ontario, Canada. Registrar and Transfer Company at its offices in Cranford, New Jersey, United States of America, is co-transfer agent for the Company’s common shares.

Equity Transfer & Trust Company at its office in Toronto, Ontario, Canada is the warrant agent in respect of the Company’s warrants.

ITEM 14:   MATERIAL CONTRACTS

There are no contracts that are material to Banro entered into by Banro within the most recently completed fiscal year, or before the most recently completed fiscal year but after January 1, 2002 which are still in effect, other than material contracts entered into in the ordinary course of business that are not required to be filed under National Instrument 51-102 Continuous Disclosure Obligations and the contract set forth below:

1.

the Rights Plan Agreement dated as of April 29, 2005 between the Company and Equity Transfer & Trust Company, as rights agent, as amended by a shareholder rights plan amendment agreement dated as of June 27, 2008 (see item 5.2 of this AIF).

ITEM 15:   INTERESTS OF EXPERTS

15.1	Names of Experts

(a)

BDO Dunwoody LLP, Chartered Accountants, who provide the auditors’ report accompanying the Company’s annual consolidated financial statements. BDO Dunwoody LLP has confirmed to the Company that BDO Dunwoody LLP is independent in accordance with the Rules of Professional Conduct as outlined by the Institute of Chartered Accountants of Ontario.

(b)	Martin Pittuck, Neil Senior, H.G. Waldeck, Ciaran Molloy and Jeremy Haile,, who are the “qualified persons” (as such term is defined in NI 43-101) for the purpose of the Twangiza Technical Report.

(c)	Martin Pittuck, who is the “qualified person” (as such term is defined in NI 43-101) for the purpose of the current mineral resource estimates for Namoya as set out in item 3.3.2 of this AIF.

(d)	Martin Pittuck and Anthony Smith, who are the “qualified persons” (as such term is defined in NI 43-101) for the purpose of the Namoya Technical Report.

(e)	Michael B. Skead, who is the “qualified person” (as such term is defined in NI 43-101) for the purpose of the Lugushwa Technical Report.

(f)	Martin Pittuck and A. Gareth O’Donovan, who are the “qualified persons” (as such term is defined in NI 43-101) for the purpose of the SRK Technical Report.

15.2	Interests of Experts

To the knowledge of the Company, none of the above-mentioned individuals beneficially owns, directly or indirectly, or exercises control or direction over, 1% or more of the outstanding common shares of the Company.

Mr. Bansah, who is Vice President, Exploration of Banro, currently holds 263,000 stock options of the Company granted pursuant to the Company’s Stock Option Plan.

Mr. Skead, who was Vice President, Exploration of Banro at the time the Lugushwa Technical Report was prepared and is no longer with Banro, held at the time the Lugushwa Technical Report was prepared 200,000 stock options of the Company granted pursuant to the Company’s stock option plan.

ITEM 16:   ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, is contained in the Company’s information circular for its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2008.

Schedule "A"

Banro Corporation

Terms of Reference

Audit Committee of the Board of Directors

Banro Corporation

November 23, 2004

Mandate

A.	Role and Objectives

The Audit Committee (the "Committee") is a committee of the Board of Directors (the "Board") of Banro Corporation ("Banro") established for the purpose of overseeing the accounting and financial reporting process of Banro and external audits of the consolidated financial statements of Banro. In connection therewith, the Committee assists the Board in fulfilling its oversight responsibilities in relation to Banro's internal accounting standards and practices, financial information, accounting systems and procedures, financial reporting and statements and the nature and scope of the annual external audit. The Committee also recommends for Board approval Banro’s audited annual consolidated financial statements and other mandatory financial disclosure.

Banro’s external auditor is accountable to the Board and the Committee as representatives of shareholders of Banro. The Committee shall be directly responsible for overseeing the relationship of the external auditor. The Committee shall have such access to the external auditor as it considers necessary or desirable in order to perform its duties and responsibilities. The external auditor shall report directly to the Committee.

The objectives of the Committee are as follows:

1.	to be satisfied with the credibility and integrity of financial reports;

2.	to support the Board in meeting its oversight responsibilities in respect of the preparation and disclosure of financial reporting, including the consolidated financial statements of Banro;

3.	to facilitate communication between the Board and the external auditor and to receive all reports of the external auditor directly from the external auditor;

4.	to be satisfied with the external auditor's independence and objectivity; and

5.	to strengthen the role of independent directors by facilitating in-depth discussions between members of the Committee, management and Banro’s external auditor.

B.	Composition

1.

The Committee shall comprise at least 3 directors, none of whom shall be an officer or employee of Banro or any of its subsidiaries or any affiliate thereof. Each Committee member shall satisfy the independence, financial literacy and experience requirements of applicable securities laws, rules or guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules. In particular, each member of the Committee shall have no direct or indirect material relationship with Banro or any affiliate thereof which could reasonably interfere with the exercise of the member's independent judgment. Determinations as to whether a particular director satisfies the requirements for membership on the Committee shall be made by the full Board.

2.

Members of the Committee shall be appointed by the Board. Each member shall serve until his successor is appointed, unless he shall resign or be removed by the Board or he shall otherwise cease to be a director of Banro.

3.

The Chair of the Committee may be designated by the Board or, if it does not do so, the members of the Committee may elect a Chair by vote of a majority of the full Committee membership. The Committee Chair shall satisfy the independence, financial literacy and experience requirements (as described above).

4.

The Committee shall have access to such officers and employees of Banro and to such information respecting Banro as it considers to be necessary or advisable in order to perform its duties and responsibilities.

C.	Meetings

1.	At all meetings of the Committee, every question shall be decided by a majority of the votes cast. In case of an equality of votes, the matter will be referred to the Board for decision.

2.	A quorum for meetings of the Committee shall be a majority of its members.

3.

Meetings of the Committee shall be scheduled at least quarterly and at such other times during each year as it deems appropriate. Minutes of all meetings of the Committee shall be taken. The Chief Financial Officer shall attend meetings of the Committee, unless otherwise excused from all or part of any such meeting by the Committee Chair. The Chair of the Committee shall hold in camera sessions of the Committee, without management present, at every meeting.

4.	The Committee shall report the results of meetings and reviews undertaken and any associated recommendations to the Board.

5.

The Committee shall meet periodically with Banro’s external auditor (in connection with the preparation of the annual consolidated financial statements and otherwise as the Committee may determine), part or all of each such meeting to be in the absence of management.

Responsibilities

As discussed above, the Committee is established to assist the Board in fulfilling its oversight responsibilities with respect to the accounting and financial reporting processes of Banro and external audits of Banro’s consolidated financial statements. In that regard, the Committee shall:

1.

satisfy itself on behalf of the Board with respect to Banro's internal control systems including identifying, monitoring and mitigating business risks as well as compliance with legal, ethical and regulatory requirements. The Committee shall also review with management, the external auditor and, if necessary, legal counsel, any litigation, claim or other contingency (including tax assessments) that could have a material effect on the financial position or operating results of Banro (on a consolidated basis), and the manner in which these matters may be, or have been, disclosed in the financial statements;

2.

review with management and the external auditor the annual consolidated financial statements of Banro, the reports of the external auditor thereon and related financial reporting, including Management's Discussion and Analysis and any earnings press releases, (collectively, "Annual Financial Disclosure") prior to their submission to the Board for approval. This process should include, but not be limited to:

(a)	reviewing changes in accounting principles, or in their application, which may have a material impact on the current or future year's financial statements;

(b)	reviewing significant accruals, reserves or other estimates;

(c)	reviewing accounting treatment of unusual or non-recurring transactions;

(d)	reviewing adequacy of reclamation fund;

(e)	reviewing disclosure requirements for commitments and contingencies;

(f)	reviewing financial statements and all items raised by the external auditor, whether or not included in the financial statements; and

(g)	reviewing unresolved differences between Banro and the external auditor.

Following such review, the Committee shall recommend to the Board for approval all Annual Financial Disclosure;

3.

review with management all interim consolidated financial statements of Banro and related financial reporting, including Management's Discussion and Analysis and any earnings press releases, (collectively "Quarterly Financial Disclosure") and, if thought fit, approve all Quarterly Financial Disclosure;

4.

be satisfied that adequate procedures are in place for the review of Banro’s public disclosure of financial information extracted or derived from Banro’s financial statements, other than Annual Financial Disclosure or Quarterly

Financial Disclosure, and shall periodically assess the adequacy of those procedures;

5.

review with management and recommend to the Board for approval, any financial statements of Banro which have not previously been approved by the Board and which are to be included in a prospectus of Banro;

6.	review with management and recommend to the Board for approval, Banro’s Annual Information Form;

7.	with respect to the external auditor:

(a)	receive all reports of the external auditor directly from the external auditor;

(b)	discuss with the external auditor:

(i)	critical accounting policies;

(ii)	alternative treatments of financial information within GAAP discussed with management (including the ramifications thereof and the treatment preferred by the external auditor); and

(iii)	other material, written communication between management and the external auditor;

(c)

consider and make a recommendation to the Board as to the appointment or re-appointment of the external auditor, being satisfied that such auditor is a participant in good standing pursuant to applicable securities laws;

(d)

review the terms of engagement of the external auditor, including the appropriateness and reasonableness of the auditor's fees and make a recommendation to the Board as to the compensation of the external auditor;

(e)

when there is to be a replacement of the external auditor, review with management the reasons for such replacement and the information to be included in any required notice to securities regulators and recommend to the Board for approval the replacement of the external auditor along with the content of any such notice;

(f)	oversee the work of the external auditor in performing its audit or review services and oversee the resolution of any disagreements between management and the external auditor;

(g)

review and discuss with the external auditor all significant relationships that the external auditor and its affiliates have with Banro and its affiliates in order to determine the external auditor's independence, including, without limitation:

(i)	requesting, receiving and reviewing, on a periodic basis, written or oral information from the external auditor delineating all relationships that may reasonably be thought to bear on the independence of the external auditor with respect to Banro;

(ii)	discussing with the external auditor any disclosed relationships or services that the external auditor believes may affect the objectivity and independence of the external auditor; and

(iii)	recommending that the Board take appropriate action in response to the external auditor's information to satisfy itself of the external auditor's independence;

(h)	as may be required by applicable securities laws, rules and guidelines, either:

(i)

pre-approve all non-audit services to be provided by the external auditor to Banro (and its subsidiaries, if any), or, in the case of de minimus non-audit services, approve such non-audit services prior to the completion of the audit; or

(ii)	adopt specific policies and procedures for the engagement of the external auditor for the purposes of the provision of non-audit services;

(i)	review and approve the hiring policies of Banro regarding partners, employees and former partners and employees of the present and former external auditor of Banro;

8.	(a)	establish procedures for:

(i)	the receipt, retention and treatment of complaints received by Banro regarding accounting, internal accounting controls or auditing matters; and

(ii)	the confidential, anonymous submission by employees of Banro of concerns regarding questionable accounting or auditing matters; and

(b)

review with the external auditor its assessment of the internal controls of Banro, its written reports containing recommendations for improvement, and Banro's response and follow-up to any identified weaknesses;

9.

with respect to risk management, be satisfied that Banro has implemented appropriate systems of internal control over financial reporting (and review senior management's assessment thereof) to ensure compliance with any applicable legal and regulatory requirements;

10.	review annually with management and the external auditor and report to the Board on insurable risks and insurance coverage; and

11.	engage independent counsel and other advisors as it determines necessary to carry out its duties and set and pay the compensation for any such advisors.

Schedule "B"

Reproduction of Summary from Namoya Technical Report

(which report was prepared by SENET and has an effective date of August 17, 2007)

"The Namoya Project consists of one exploitation permit covering an area of 174 square kilometres and is located approximately 225 kilometres southwest of the town of Bukavu in Maniema Province in the east of the Democratic Republic of the Congo (the "DRC") (Figures 1 to 3). Namoya Mining SARL, which is wholly owned by Banro Corporation ("Banro"), has a 100% interest in the said permit. The Namoya property comprises four separate deposits: Mwendamboko and Muviringu to the northwest, Kakula in the centre and Namoya Summit to the southeast (Figure 4).

The main host rock for the gold mineralization is a fine grained sericite schist with associated albite, quartz, chlorite and calcite. Quartz veins and quartz ‘stockworks’ cross-cut the majority of the host sediments which have also been intruded by quartz-feldspar porphyry. The quartz systems and its associated sediments host the primary gold mineralization.

This technical report summarizes the results of the most recent mineral resource update of the Namoya mineralization, as well as the recently completed preliminary economic assessment of the Namoya Project. This report is intended to comply with the requirements of National Instrument 43-101 ("NI 43-101"), including Form 43-101F1.

The most recent mineral resource estimates for Namoya were completed in June 2007 following the completion of an additional 7,411.53 metres (36 drill holes) of drilling since the previous Namoya mineral resource determination in September 2006. These new mineral resource estimates have been incorporated into a preliminary assessment of the Namoya Project. As part of Banro's QA/QC procedures, internationally recognised standards, duplicates and blanks were inserted into the sample batches. A total of 1,861 relative density measurements were taken from drill core at the deposits to convert volumes into tonnages. The mineral resources were estimated from the current and previous core drilling programs as well as previous verified adit information.

The methodology employed in estimating the mineral resources utilised a 3-dimensional wireframe model of the mineralization interpreted with 0.5 - 1.0 g/t Au sample cut-off, defined first in plan and on cross sections at 20-40 meters interval. The ore body models were constrained within the wireframe with primary block dimensions of 10 meters in the strike and cross structure directions, and 5 meters in the vertical direction.

Semi-variorums were constructed for each deposit using one metre sample composite of the gold values. Some structure was apparent in the along strike and down-dip directions, and a Krige interpolation algorithm was adopted for the estimates given in the Table below. The Inferred Mineral Resources generated for Muviringu employed the inverse distance weighting interpolation algorithm.

The recent topographic survey and in particular the updated pit survey at Mwendamboko have been used to deplete the models.

Ore classification was carried out using solid wireframes to flag blocks as indicated and inferred. The improved geological knowledge coupled with the increased data density, the continuity of the mineralization and the increase reliability of the database, have allowed mineral resources to be classified with higher confidence.

SRK Consulting (UK) Limited ("SRK"), who undertook the initial data compilation in 1998 and followed it up with a valuation between 1999 and 2003, have reviewed the estimation method in respect of the Namoya Project and concur with the approach used by Banro.

The table below summarizes the current mineral resource estimates for Namoya using a 1.0 g/t Au block cut-off.

DEPOSIT	CLASS	MTonnes	GRADE (Au g/t)	METAL (MGrams Au)	CONTAINED GOLD (Ounces)
Mwendamboko	Indicated	4.095	4.05	16.573	532,800
Mwendamboko	Inferred	2.237	2.68	5.986	192,500
Kakula	Indicated	2.894	2.60	7.516	241,700
Kakula	Inferred	0.809	2.69	2.173	69,800
Namoya Summit	Indicated	1.936	2.64	5.111	164,300
Namoya Summit	Inferred	1.372	3.06	4.204	135,200
Muviringu	Inferred	2.656	2.62	6.968	224,000
Total	Indicated	8.925	3.27	29.200	938,800
	Inferred	7.074	2.73	19.331	621,500
Tonnage rounded to the nearest '000 and ounces rounded to the nearest '00.

The estimates for the Indicated Mineral Resources at Namoya compare to the previous (September 2006) estimates as follows:

Current Estimates: 8.925 Mt at a mean grade of 3.27 g/t containing 29,200 kg gold.

Previous Estimates: 7.386 Mt at a mean grade of 2.91 g/t containing 21,489 kg gold.

The increase in the metal content of the Indicated Resource in the current estimates relative to the previous estimates is a function of the increased data density and improved geological knowledge as a result of the additional drilling.

The current mineral resource estimates are encouraging in terms of the increase in the Indicated Resources, and gives a clear scope and direction to the Project.

A preliminary assessment of the Namoya Project was completed in July 2007 and the results are summarized in this report. Pit optimizations and underground mining studies were undertaken on the Indicated and Inferred Mineral Resources from which mining schedules were estimated. Results from metallurgical testwork of the various ore types at Namoya were used to determine metallurgical recoveries and determine the gravity/Carbon-in-Leach (CIL) processing flow sheet. Infrastructural and site services were estimated for the Project together with hydroelectric and diesel power alternatives.

An economic model and financial analysis was undertaken based on the following assumptions:

Parameter	Units	Hydroelectric Assumption	Diesel Assumption
Gold Price	US$/oz	600	600
Discount Rate	%	5%	5%
Life of Mine after pre-production	Years	8	7
Oxides LoM Tonnage	t	7,653,363	6,467,642
Oxides LoM Grade	g/t Au	2.85	3.17

Parameter	Units	Hydroelectric Assumption	Diesel Assumption
Oxides Recovery	%	93.6%	93.6%
Transition LoM Tonnage	t	2,853,871	2160665.00
Transition LoM Grade	g/t Au	3.08	3.62
Transition LoM Recovery	%	93.0%	93.0%
Fresh Rock LoM Tonnage	t	3,501,546	3,350,940
Fresh Rock LoM Grade	g/t Au	3.51	3.41
Fresh Rock LoM Recovery	%	92.6%	92.60%
Stockpile Tonnage	t	1,495,429	1,421,541
Stockpile Grade	g/t Au	0.76	0.76
Stockpile Recovery	%	93.0%	93.0%
Royalty	%	n/a	n/a
Tax Rate	%	5 % on imports	5 % on imports
Initial Capital Costs	US$ 000	186,545	161,996
Sustaining Capital	US$ 000	27,478	25,974
Fixed Equipment Capital resale	%	20%	20%
Hydro Equipment Capital resale	%	60%	n/a
Mobile Equipment Capital resale	%	20%	20%

The results of the financial analysis for the Namoya hydroelectric and diesel options are summarized below:

Summary of Financial Analysis
	Unit	Hydroelectric	Diesel
Gold Annual Production- First 5 years	oz	193,949	198,139
Gold Annual Production- LoM	oz	164,988	174,632
Cash Operating Costs - First 5 years	US$/oz	217.11	265.37
Cash Operating Costs - LoM	US$/oz	238.24	285.84
Post Tax NPV at discount rate of 5%	US$ million	204	145
IRR	%	37.3%	41.0%
Payback time	years	2.3	1.6
Project net cash flow after tax and capex	US$ million	290	197

The results of the preliminary assessment of the Namoya Project is encouraging and warrants the progression of the Namoya Project to the pre-feasibility study stage.

It is recommended that the exploration programme at Namoya for the rest of 2007 should focus on the following:

•	Continue with regional exploration to define known mineralization as well as identify new targets.

•	Diamond drilling to test soil geochemical anomalies in order to generate additional Indicated and Inferred Mineral Resources.

•	Infill diamond drilling to obtain sufficient information for moving the Inferred Resources to the Indicated category and Indicated Resources to the Measured category.

•	Refine the geological model and update the resource model, and subsequently convert the mineral resources to mineral reserves on completion of optimised pit designs.

•

Completion of a pre-feasibility study to provide increased confidence on the economic viability of the Namoya Project. For completion of the pre-feasibility study, the following will need to be undertaken in addition to the infill drilling:

•	Geotechnical drilling to better assess pit slope stabilities for the proposed open pits.

•

Additional metallurgical testwork to further define the chemical and physical characteristics of the various ore material types in order to optimise plant recoveries and further define the processing plant flowsheet.

•	Select preferred tailings site location and undertake initial geotechnical assessment.

•	Select preferred plant and other plant infrastructure sites (ie. access roads, haul roads, waste dumps, accommodation village).

•	Undertake a pre-feasibility study on the hydroelectric potential for the Namoya Project.

•	Further define access and transportation routes.

•	Complete a pre-feasibility Environmental and Social Impact Assessment for the Namoya Project.

•	Further define capital and operating costs and reduce contingency costs.

The budget for the Namoya Project for 2007 is US$5,543,877. A total of US$1,569,000 has been assigned to drilling which accounts for approximately 28% of the total budget. The actual expenditures incurred at Namoya during 2007 will be dependent on the exploration results achieved during 2007."

***************************************

Note that the mineral resource estimates set out in the above summary have been superceded by the updated mineral resource estimates released in March 2009 as set out in item 3.3.2 of this AIF.

Cautionary Statements

The preliminary assessment of Namoya is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the conclusions reached in the preliminary assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2008

The following management’s discussion and analysis (“MD&A”), which is dated as of March 31, 2009, provides a review of the activities, results of operations and financial condition of Banro Corporation (the “Company”) as at and for the financial year of the Company ended December 31, 2008 (“fiscal 2008”) in comparison with those as at and for the financial year of the Company ended December 31, 2007 (“fiscal 2007”), as well as future prospects of the Company. This MD&A should be read in conjunction with the audited consolidated financial statements of the Company for fiscal 2008 and fiscal 2007. As the Company’s consolidated financial statements are prepared in United States dollars, all dollar amounts in this MD&A are expressed in United States dollars unless otherwise specified. Additional information relating to the Company, including the Company’s annual information form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements

The following MD&A contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of capital costs, mineral resource and mineral reserve estimates, potential mineralization, exploration results and future plans and objectives of the Company) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, uncertainties relating to the availability and costs of financing needed in the future, uncertainty of estimates of capital and operating costs, production estimates and estimated economic return, the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects, failure to establish estimated mineral resources or mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurances can be given that the indicated levels of gold will be produced), the possibility that future exploration results will not be consistent with the Company’s expectations, changes in world gold markets and equity markets, political developments in the Democratic Republic of the Congo (the “DRC”), fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company’s activities, the uncertainties involved in interpreting drilling results and other geological data and the other risks involved in the gold exploration and development industry. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

General

The Company is engaged in the acquisition and exploration of gold properties. The Company’s main exploration focus is in the South Kivu and Maniema Provinces of the DRC where the Company holds, through four wholly-owned DRC subsidiaries, a 100% interest in four gold projects, Twangiza, Namoya, Lugushwa and Kamituga. As well, the Company’s wholly-owned DRC subsidiary, Banro Congo Mining SARL, holds title to 14 exploration permits (the “Banro Congo PRs”) covering ground located between and contiguous to the Company’s Twangiza, Kamituga and Lugushwa projects, covering an area of 2,711 square kilometers.

During fiscal 2008 and up to the date of this MD&A, the Company continued its exploration activities at Twangiza, Namoya and Lugushwa. Exploration activities at all three projects consisted of core drilling as well as gridding, soil sampling, trenching and rock sampling and geological mapping. The Company has to date completed the planned pre-feasibility drilling program at Namoya as well as the full feasibility drilling program at Twangiza. With the completion of the two drilling programs, the Company has postponed all drilling activities and is focusing its exploration efforts on the delineation of several new mineral prospects which have been identified at its Twangiza, Lugushwa and Namoya projects and within its 14 exploration permit areas. This low-cost exploration program consists of gridding, mapping, and soil, stream and rock sampling. These new targets were identified through the LIDAR, airborne magnetic and radiometric surveys completed in 2007 and 2008. The Company has completed the feasibility study of the Twangiza project and is focusing on the completion of the pre-feasibility study of the Namoya project.

There are currently significant uncertainties regarding commodities prices, including the price of gold, and the availability of equity financing for the purposes of mineral exploration and development. Over the past several months commodity prices have significantly dropped and financial markets have deteriorated to the extent that it has become extremely difficult to raise new capital. It is expected that current financial market conditions are likely to remain volatile for fiscal 2009 and probably until fiscal 2010 due to the weakening global economy and slower economic growth prospects. As a result, the Company may have difficulties raising equity financing for the purposes of exploration and project development without further diluting present shareholders of the Company. In response to continuing deterioration of global economic conditions and problems in the credit markets, the Company is scaling back its operations by postponing drilling activities as noted above and implementing cost-saving measures in every area of its business in order to meet near-term challenges while working on long term strategies for project development, including strategic partnerships. The Company believes that the Twangiza–Namoya gold belt, where the Company’s projects are located, is one of the largest undeveloped gold districts in Africa with a substantial resource base and tremendous exploration potentials.

On September 17, 2008, the Company completed a financing involving the issuance of 11,000,000 units of the Company at a price of $1.75 per unit for gross proceeds of $19,250,000. Each unit consisted of one common share and one half of one common share purchase warrant. Each whole warrant (a “Warrant”) entitles the holder to purchase one common share of the Company for $2.20 until September 17, 2011. The underwriters who conducted the financing were RBC Capital Markets as lead manager, CIBC World Markets Inc., UBS Securities Canada Inc. and Raymond James Ltd. In addition, the Company granted to the underwriters an option, exercisable until October 17, 2008, to purchase up to an additional 1,000,000 common shares and 500,000 Warrants at a price of $1.75 per unit. This option was exercised in full, resulting in the issuance of 1,000,000 common shares and 500,000 Warrants of the Company on September 26, 2008 for gross proceeds of $1,750,000.

On February 19, 2009, the Company announced that it had closed the issuance and sale of 10,000,000 common shares of the Company at a price of $1.40 per share for gross proceeds of $14,000,000 (the “Offering”). The Offering, which was non-brokered, was made under a second prospectus supplement (the “Prospectus Supplement”) to the Company’s base shelf prospectus dated September 11, 2008 (the “Shelf Prospectus”). The Company has filed the Shelf Prospectus and the Prospectus Supplement with certain Canadian securities regulatory authorities. The Company has also filed a registration statement (which includes the Shelf Prospectus) and the Prospectus Supplement with the United States Securities and Exchange Commission (the “SEC”). These documents and other documents filed by the Company and referred to therein are available on the SEC website at www.sec.gov and on SEDAR at www.sedar.com.

In February 2009, the Company announced that following discussions it has received official confirmation from the DRC government that all aspects of the Company’s Mining Convention and its mining licenses respecting the Company’s projects in the DRC are in accordance with Congolese law.

Twangiza Project

During 2008, the Company drilled 132 core holes totaling 27,284 metres of drilling at the Twangiza project. Drilling was focused on the Twangiza Main and Twangiza North deposits. In total, the Company has completed 323 core holes totaling 70,733 metres of drilling at Twangiza during the last three fiscal years.

In January 2008, the Company announced updated mineral resource estimates for the Twangiza project.

In April, May, July and October of 2008, the Company announced further results from the in-fill drilling program at Twangiza.

In July 2008, the Company announced the results of the pre-feasibility study of the Twangiza project. The pre-feasibility study was prepared by a number of independent consulting companies, including SRK Consulting, Cardiff (mineral reserve/resource), SRK Consulting, Johannesburg (mining, environmental and social), SGS Lakefield, Johannesburg (metallurgical testwork), Knight Piésold Ltd., Vancouver (power), AMEC, UK (tailings dam) and SENET, Johannesburg (processing and infrastructure). SENET also undertook the pre-feasibility economic valuation and report compilation.

In January 2009, the Company announced updated independent mineral resource estimates for the Twangiza project. SRK Consulting (UK) Limited (“SRK (UK) ”) prepared these estimates for Twangiza, which are set out in Table I below. Martin Pittuck, C.Eng, who is an employee of SRK (UK), was the “qualified person” (as such term is defined in National Instrument 43-101) for the purpose of these estimates.

The current mineral resource estimates for Twangiza are summarized as follows:

Table I

Mineral resource category	Tonnes	Grade	Ounces
	(million)	(g/t Au)	(million)
Measured	17.20	2.40	1.32
Indicated	90.30	1.50	4.28
Measured & Indicated	107.50	1.60	5.60

Inferred	8.20	1.70	0.40
(Using a 0.5 g/t Au cut-off).

Also in January 2009, the Company announced the results of the feasibility study of the Twangiza project. The feasibility study was prepared with input from a number of independent consultants including SRK Consulting (United Kingdom) - (Mineral Resource), SRK Consulting (South Africa) - (Mining, Mineral Reserves, Environmental and Social), SGS Lakefield (South Africa) - (Metallurgical testwork), Mintek (South Africa) – (Metallurgical test work), Knight Piésold (Canada) - (Hydro Power), AMEC Earth & Environmental (United Kingdom) - (Tailings and Water facilities) and SENET (South Africa) - (Processing Plant and Infrastructure). SENET also undertook the economic valuation and report compilation for the study.

As part of the feasibility study, and based on the mineral resource estimates set out above in Table I, SRK Consulting (South Africa) (Pty) Ltd (“SRK (SA)”) prepared updated mineral reserve estimates for Twangiza, which are set out in Table II below. Wally Waldeck, who is an employee of SRK (SA), was the “qualified person” (as such term is defined in National Instrument 43-101) for the purpose of these mineral reserve estimates.

The current mineral reserve estimates for Twangiza are summarized as follows:

Table II

Mineral reserve category	Tonnes	Grade	Ounces
	(million)	(g/t Au)	(million)
Proven	14.46	2.45	1.14
Probable	46.42	1.69	2.53

Total proven and probable	60.88	1.87	3.67

Full details with respect to the Twangiza feasibility study, as well as additional information with respect to the Twangiza project, are contained in the technical report of SENET dated February 27, 2009 and entitled “Updated Resource Statement & Feasibility Study NI 43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo”. A copy of this report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Namoya Project

During 2008, the Company drilled 88 core holes totaling 13,880 metres of drilling at the Namoya project. In total, the Company has completed 210 core holes totaling 34,512 metres of drilling at Namoya since the commencement of drilling in August 2005.

In a press release of the Company dated March 11, 2009 (a copy of which can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov), the Company announced updated independent mineral resource estimates for Namoya (with an effective date of March 11, 2009), which are set forth in the table below, using a 0.4 g/t Au cut-off grade. SRK (UK) prepared these estimates for Namoya. Martin Pittuck, C.Eng, who is an employee of SRK (UK), was the “qualified person” (as such term is defined in National Instrument 43-101) for the purpose of these estimates.

The current mineral resource estimates for Namoya are summarized as follows:

Mineral resource category	Tonnes	Grade	Ounces
	(million)	(g/t Au)	(million)
Measured	4.68	2.50	0.37
Indicated	12.76	1.80	0.75
Inferred	8.46	1.50	0.41

During 2008, the Company completed its planned pre-feasibility in-fill core drilling program at its Namoya project. The Company is currently working toward the completion of the pre-feasibility study, which is being undertaken by SENET, as well as a number of other independent consultants. The results of this study, which were originally expected to be released in December 2008, are now expected to be announced during the second quarter of 2009. The Company is considering a number of additional options with respect to the development of Namoya, including the heap leach option as opposed to the conventional CIL option.

Additional information with respect to the Namoya project is contained in the technical report dated August 17, 2007 and entitled “Preliminary Assessment NI 43-101 Technical Report, Namoya Gold Project, Maniema Province, Democratic Republic of Congo”. A copy of this report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Lugushwa Project

During 2008, the Company drilled 32 core holes totalling 5,518 metres of drilling at the Lugushwa project. In total, the Company has completed 97 core holes totalling 16,333 metres of drilling at Lugushwa since the commencement of drilling in 2006. Additional core drilling is required in order to complete a preliminary economic assessment (i.e. a “scoping study”) of the Lugushwa project. The scoping study for Lugushwa, which was originally planned to be completed by the end of the second quarter of 2009, is now being delayed until additional financing is secured to resume a drilling program at Lugushwa.

In November 2008, the Company announced further results from the core drilling program at Lugushwa. Assay results were received for an additional 26 core holes competed at the D18 prospect.

Additional information with respect to the Lugushwa project, including the current mineral resource estimates, is contained in the technical report of Michael B. Skead dated March 30, 2007 and entitled “Third NI 43-101 Technical Report, Lugushwa Project, South Kivu Province, Democratic Republic of the Congo”. A copy of this report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Other Projects

In June 2008, the Company undertook airborne magnetic and radiometric surveys over the 12 Banro Congo PRs located between Twangiza and Kamituga. A total of 23,680 line kilometres were flown by the end of the third quarter, representing 100% of the total area covered by the said Banro Congo PRs. A LIDAR topographic survey also commenced in June 2008 over the same area, with 24% of the survey completed by the end of 2008. The results of these surveys will be used for target generation and ground follow-up.

Principal Exploration Objectives for 2009

For fiscal 2009, the Company will focus on increasing its resource base by the delineation of several new mineral prospects which have been identified at Twangiza, Lugushwa, and Namoya and within the Banro Congo PRs. The Company also intends to further optimize the Twangiza feasibility study to reflect changes in input parameters, results of metallurgical test work and additional ounces added, including oxide/transition (non-refractory). In addition, the Company will continue to define target infill drilling in order to secure additional recoverable ounces for the heap leach option at Namoya while working toward the completion of the pre-feasibility and full feasibility studies for the Namoya project during fiscal 2009

Qualified Person

Daniel K. Bansah, the Company’s Vice President, Exploration and a “qualified person” as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this MD&A.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the “SEC ”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used in this MD&A, such as “measured”, “indicated”, and “inferred” “resources”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company’s Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Selected Annual Information

As the Company is in the mineral exploration business and has not commenced mining operations, the Company has not generated any operating revenues to date. There is also no expectation of revenues from the Company’s activities in the foreseeable future. The following financial data, which has been prepared in accordance with Canadian generally accepted accounting principles, is derived from the Company’s consolidated financial statements for each of the three most recently completed financial years.

	2008	2007	2006

Net loss	$ 8,470,492	$ 4,315,805	$ 3,058,375
Net loss per share	$ 0.19	$ 0.11	$ 0.08
Deferred exploration expenditures	$105,891,819	$ 64,087,344	$ 34,132,109
Total assets	$115,274,121	$100,856,360	$ 90,398,386

For fiscal 2008, the Company’s net loss increased by approximately 96% compared to the net loss reported for fiscal 2007. This loss during fiscal 2008 was significantly impacted by: (a) decreased interest income ($433,560 during fiscal 2008 compared to $2,007,426 during fiscal 2007); (b) increased salary expenses ($2,101,014 during fiscal 2008 compared to $1,653,228 during fiscal 2007); (c) decreased stock-based compensation issued to employees and directors of the Company ($1,429,438 during fiscal 2008 compared to $5,734,295 during fiscal 2007); and (d) a foreign exchange loss of $709,115 during fiscal 2008 compared to a foreign exchange gain of $3,276,337 incurred during fiscal 2007. In addition, the Company recorded a gain on dilution of interest of $11,363,090 and an impairment loss of $13,247,753 in connection with the Company’s investment in BRC DiamondCore Ltd (“BRC”), a diamond exploration company active in the DRC and in South Africa.

For fiscal 2007, the Company’s net loss increased by approximately 41% compared to the net loss reported for fiscal 2006. The Company’s net loss for fiscal 2007 was significantly impacted by increased stock option compensation expense of $5,734,295 (compared to $1,167,062 recorded in the prior year) and a foreign exchange gain of $3,276,337 (compared to a foreign exchange loss of $597,605 incurred during fiscal 2006).

Results of Operations

The Company’s operations in fiscal 2008 ended with a net loss of $8,470,492, or $0.19 per share, compared to a net loss of $4,315,805, or $0.11 per share, incurred in fiscal 2007. During fiscal 2008, significant changes in operating expenses occurred in the expense categories described below as compared to fiscal 2007:

Professional fees

Professional fees, which included mainly legal, audit and accounting fees, slightly increased by $59,390 from $626,859 in fiscal 2007 to $686,249 in fiscal 2008. Legal fees were incurred in connection with the Company’s general corporate activities and compliance with securities regulatory requirements. During fiscal 2008, the Company incurred additional legal fees with respect to work related to the Company’s financing.

Consulting fees

Consulting fees decreased to $651 in fiscal 2008 from $43,380 in fiscal 2007, as many of the consulting agreements in force during 2007 expired and were not renewed in 2008.

Salaries

Salary expenses increased by 27% to $2,101,014 during fiscal 2008 from $1,653,228 recorded during fiscal 2007, due mainly to a general increase in employee annual salary and bonus amounts as well as due to an increased number of employees.

Employee stock-based compensation

The fair value of employee stock-based compensation accrued during fiscal 2008 decreased to $1,429,438 from $5,734,295 accrued during fiscal 2007, as there were fewer stock option grants during fiscal 2008 as compared to fiscal 2007.

Travel

Travel expenses decreased by 19% from $685,306 in fiscal 2007 to $557,466 in fiscal 2008 reflecting decreased visits to the Company’s projects in the DRC.

Shareholder relations and promotion

Expenses related to shareholder relations and promotion for fiscal 2008 decreased by 18% compared to fiscal 2007 mainly due to fewer promotional and investor relations activities undertaken during fiscal 2008 as compared to fiscal 2007. In addition, many of the agreements with respect to shareholder relations and promotion in force during 2007 were not renewed during fiscal 2008.

Foreign exchange gain/loss

The Company recorded a foreign exchange loss of $709,115 in fiscal 2008, compared to a foreign exchange gain of $3,276,337 in fiscal 2007, due to fluctuations in the value of the United States dollar relative to the Canadian dollar.

Interest income

The Company’s idle cash is invested in US$ and Cdn$ commercial papers and discount notes. During fiscal 2008, these short term investments generated interest revenue of $433,560 compared to $2,007,426 generated in fiscal 2007. Interest revenue recorded decreased significantly from fiscal 2007 to fiscal 2008 as the total short-term investment amounts decreased during the same period.

Exploration expenditures

During the year ended December 31, 2008, the Company incurred exploration expenditures of $41,804,475 capitalized as deferred exploration expenditures in the Company’s consolidated balance sheet. The allocation of such exploration expenditures by project was as follows:

Twangiza project	$20,968,882
Namoya project	13,087,470
Lugushwa project	7,175,813
Kamituga project	297,017
Banro Congo Mining SARL	275,293

Total	$41,804,475

Summary of Quarterly Results

The following table sets out certain unaudited consolidated financial information of the Company for each of the quarters of fiscal 2008 and fiscal 2007. This financial information has been prepared in accordance with Canadian generally accepted accounting principles.

2008
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter

Net (loss) income	$(7,020,263)	$(1,499,979)	$ (9,555,016)	$ 9,604,766
Net (loss) income per share	$ (0.16)	$ (0.04)	$ (0.24)	$ 0.24
2007
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter

Net loss	$ (2,440,694)	$ (725,777)	$ (93,980)	$ (1,055,354)
Net loss per share	$ (0.06)	$ (0.02)	$ (0.00)	$ (0.03)

During the fourth quarter of 2008, the Company recorded a net loss of $7,020,263 compared to a net loss of $1,499,979 incurred during the third quarter of 2008. The results in the fourth quarter were significantly impacted by a $5,106,373 write down of the Company’s equity investment in BRC. During the third quarter of 2008, the Company recorded a net loss of $1,499,979 compared to a net loss of $9,555,016 reported in the second quarter of 2008.

During the second quarter of 2008, the Company recorded a net loss of $9,555,016 compared to net income of $9,604,766 reported for the first quarter of 2008. The Company’s results in the second quarter of 2008 were significantly impacted by the write down of its investment in BRC by $8,141,380 due to a decline in value which was considered to be other than temporary. In addition, during the second quarter of 2008, the Company recorded foreign exchange gain of $121,543 compared to foreign exchange loss of $381,115 recorded during the first quarter of 2008. The income recorded in the first quarter of 2008 was mainly the result of the recognition by the Company of a gain on dilution of equity interest in of BRC of $11,363,090, as a result of the reduction of the Company’s equity interest in BRC from 27.43% to 14.55%. In addition, the Company’s first quarter of 2008 results were also impacted by a significant decrease in salary and stock-based compensation expenses compared to the fourth quarter of 2007. The increase in the net loss recorded in the fourth quarter of 2007 as compared to the third quarter of 2007 was most significantly impacted by the recording during the fourth quarter of 2007 of stock-based compensation expense of $1,585,328. In addition, the Company recorded during the fourth quarter of 2007 a significant increase in salary expense due to the year end bonuses paid to employees. During the third quarter of 2007, the net loss increased to $725,777 compared to a net loss of $93,980 incurred in the second quarter of 2007, mostly due to employee stock option compensation of $1,230,127. The net loss during the third quarter of 2007 was also significantly impacted by foreign exchange gain of $1,245,021 as well as by the Company’s share of equity loss ($307,087) of BRC. During the second quarter of 2007, the Company’s net loss decreased to $93,980 compared to a net loss of $1,055,354 reported for the first quarter of 2007. The Company’s results in the second quarter of 2007 were significantly impacted by the recognition of stock-based compensation expense of $1,166,602 (which amount was a significant decrease from the amount recorded during the first quarter of 2007) and a recorded foreign exchange gain of $1,716,754. The Company’s results in the first quarter of 2007 were significantly impacted by the recognition of a gain on dilution of equity interest in BRC of $1,116,561, as well as by the recognition of stock-based compensation expense of $1,752,239.

Liquidity and Capital Resources

As at December 31, 2008, the Company had cash and short term investments of $2,353,600 compared to cash and short term investments of $28,880,104 as at December 31, 2007. The Company received $18,199,379 in financing from a public offering in September 2008. The Company received an additional $2,903,846 during fiscal 2008 from the exercise of 622,801 stock options under the Company’s stock option plan.

During fiscal 2008, the Company spent $40,782,093 in exploration expenditures and $461,182 on capital assets to carry on its DRC projects (compared to $26,027,624 in exploration expenditures and $213,108 on capital assets spent during fiscal 2007). During fiscal 2008, the Company’s exploration activities at Twangiza, Lugushwa and Namoya consisted of drilling, gridding, soil sampling, trenching and rock sampling with geological mapping. The Company also conducted LIDAR, aeromagnetic and radiometric surveys over all four of its projects, as well as aeromagnetic and radiometric surveys over two of the Banro Congo PRs located between Kamituga and Lugushwa.

The Company has a proposed exploration and general and administrative budget for 2009 of approximately $15.858 million in the aggregate, allocated as follows:

($ 000’s)
Twangiza project	$4,085
Namoya project	3,264
Lugushwa project	3,219
Kamituga project	25
Banro Congo Mining SARL	381
Administration and office support	4,884

Total	$15,858

The actual expenditures incurred during 2009 at each project will be dependent on the exploration results achieved during 2009.

The Company’s estimated capital costs for the Twangiza project, as outlined in the Twangiza feasibility study, are summarized as follows:

Capex Summary	($ million)
Mining	$ 76
Process Plant	175
Infrastructure	54
Management Costs	65
$ 370
Contingency	39
Total Capital Costs	$ 409
Hydro Power Costs	67
$ 476

The Company will need to raise additional funds to complete the exploration programs proposed for 2009. The Company will also require significant financing in order to carry out plans to develop its projects. The Company has no revenues and is wholly reliant upon external financing to fund such plans. There is no assurance that such financing will be available on acceptable terms, if at all.

In February 2009, the Company announced that it had closed the issuance and sale of 10,000,000 common shares of the Company at a price of $1.40 per share for gross proceeds of $14,000,000. The Company intends to use the proceeds of this financing to further advance the Company’s projects in the DRC and for general corporate purposes.

Contractual Obligations

Currently, the Company has no significant long term contractual obligations and no long term debt, other than as described in the following table:

Contractual Obligations	Payments due by period
	Total	Less than one year	One to three years	Four to five years	After five years

Operating leases	$ 374,768	$ 291,796	$ 82,972	$ -	$ -

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the Company’s financial statements include estimates related to the recoverability of deferred exploration expenditures and the assessment of other than temporary declines in investments. In addition, other critical estimates include the assumptions used in the calculation of the fair value of stock-based compensation. The Company used the Black-Scholes option pricing model to determine the fair value of stock options granted during the year. This model requires the Company to make reasonable assumptions in order to derive parameters such as expected volatility of the Company’s shares, the expected life of the option and interest rates, all of which are based on historical information. Future behaviors of these parameters are beyond the Company’s control, and thus, may be significantly different from the Company’s estimates.

The values of all stock options granted during fiscal 2008 were estimated, using the Black-Scholes option-pricing model, based on the following factors:

-	risk-free interest rate: 2.02% to 2.83% (2007 – 3.83% to 4.23%);
-	expected volatility: 72.22% to 79.84% (2007 – 51.63% to 52.51%);
-	expected life: 3 years (2007 –5 years);
-	expected dividends: $Nil (2007 - $Nil).

Recent Accounting Pronouncements

International Financial Reporting Standards (“IFRS”)

In February 2008, the CICA Accounting Standards Board (“AcSB”), confirmed that the changeover to IFRS from Canadian generally accepted accounting principles (“GAAP”) will be required for publicly accountable enterprises’ interim and annual financial statements effective for fiscal years beginning on or after January 1, 2011. The eventual changeover to IFRS represents a change due to new accounting standards. The transition from current Canadian GAAP to IFRS is a significant undertaking that may materially affect the Company’s reported financial results.

In addition, the International Accounting Standards Board has projects underway that are expected to result in new pronouncements that continue to evolve IFRS and, as a result, IFRS as at the transition date is expected to differ from its current form.

Preliminary Impact Assessment

Management of the Company has completed an initial evaluation of the impact of potential significant differences between current IFRS and Canadian GAAP as they apply to the Company. The evaluation focused on a preliminary analysis of all Canadian GAAP to IFRS differences.

IFRS Transition Plan

During 2009, a formal IFRS transition plan will be established which will include:

•	A formal project structure including project governance
•	An estimate of required resources (combination of internal and/or external)
•	A detailed timeline for fiscal 2009 and 2010
•	A proposed training program
•	A comprehensive analysis of all Canadian GAAP to IFRS differences
•	A comprehensive analysis and selection of all IFRS 1 elections
•	Assessment of impact on data systems, internal controls over financial reporting, and business activities, such as financing and compensation arrangements

IFRS Transition Disclosures

As the Company executes its IFRS transition plan and moves from Canadian GAAP to IFRS, the Company’s disclosure on accounting differences is expected to increase. The Company will continue to present its results for fiscal 2010 using Canadian GAAP while also presenting supplementary disclosure for fiscal 2010 according to IFRS. To accomplish this, in 2010 the Company will effectively maintain two parallel books of account.

Goodwill and Intangible Assets

In February 2008, the CICA issued accounting standard Section 3064, Goodwill and intangible assets, replacing Section 3062 Goodwill and intangible assets and Section 3450, Research and development costs. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. Section 3064 will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. The Company does not anticipate the adoption of this standard to have a significant impact on its consolidated financial statements.

Accounting Changes

Capital Disclosures

In February 2007, the CICA issued accounting standard Section 1535, Capital Disclosures which is effective for fiscal years beginning on or after October 1, 2007. Section 1535 requires disclosure of information that enables users of its financial statements to evaluate the entity’s objectives, policies and processes for managing capital. The Company adopted this standard commencing in the 2008 fiscal year. See Note 14 of the audited consolidated financial statements of the Company for fiscal 2008 (the “Annual Financial Statements”) for additional details.

Financial Instruments – Disclosure and Presentation

In February 2007, the CICA issued accounting standards Section 3862, Financial Instruments – Disclosure and Section 3863, Financial Instruments – Presentation, which are effective for fiscal years beginning on or after October 1, 2007. Section 3862 requires financial statement disclosure to enable users to evaluate the significance of financial instruments for the Company’s financial position and performance and the nature and extent of risks arising from financial instruments that the Company is exposed to during the reporting period and at the balance sheet date and how the Company is managing those risks. Also, Section 3862’s purpose is to enhance the financial statement’s users understanding of the significance of the financial instruments to the Company’s financial position, performance and cash flows. The Company adopted this standard in the 2008 fiscal year. See Note 13 of the Annual Financial Statements for additional details.

Financial Instruments

Fair Value of Financial Instruments

The balance sheet carrying amounts for cash, accounts receivable, short-term investments, restricted cash and accounts payable approximate fair value due to their short-term nature. Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

Foreign Exchange Risk

Foreign exchange risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions is denominated in Canadian dollars and in Congolese francs. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of operations and other comprehensive loss. The Company does not use derivatives instruments to reduce its exposure to foreign currency risk. See Note 13 of the Annual Financial Statements for additional details.

Credit Risk

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and short-term investments. Cash as well as short-term investments are maintained with several financial institutions of reputable credit and may be redeemed upon demand. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

The Company limits its exposure to credit risk on investments by investing only in securities rated R1 by credit rating agencies such as the DBRS (Dominion Bond Rating Service). Management continuously monitors the fair value of its investments to determine potential credit exposures.

Short-term excess cash is invested in R1 rated investments including money market funds, bankers’ acceptances and other highly rated short-term investment instruments. Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries operations. See Note 13 of the Annual Financial Statements for additional details.

Currency Risk

The Company is exposed to currency risk on its financial assets and liabilities denominated on currencies other than the United States dollar. The Company incurs in Canada a significant amount of its operating costs in Canadian dollars.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures that there is sufficient cash to meet its liabilities when they are due. Temporary surplus funds of the Company are invested in short term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

As discussed in Note 12 of the Annual Financial Statements, the guarantee provided for BRC will have an impact on the Company’s liquidity risk if BRC is unable to meet its obligations with the lender.

Mineral Property Risks

The Company’s operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company’s assets.

Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. As at March 31, 2009, the Company had outstanding 62,482,938 common shares, Warrants to purchase an aggregate of 6,000,000 common shares and stock options to purchase an aggregate of 6,382,750 common shares.

Related Party Transactions

During fiscal 2008, directors fees of $115,000 (2007 - $90,000) were paid to non-executive directors of the Company. During fiscal 2008, legal fees of $765,780 (2007 - $435,942), incurred in connection with the Company’s financings as well as general corporate matters, were paid to a law firm of which one partner is a director of the Company and another partner is an officer of the Company. At December 31, 2008, $87,195 (2007 - $9,551) owing to this legal firm was included in accounts payable.

These related party transactions occurred in the normal course of operations and were measured at the exchange value.

As at December 31, 2008, an amount of $4,317 was payable to BRC with respect to the Company’s share of common expenses in the DRC. In addition, RBC Dominion Securities Inc. (the “Lender”) has provided BRC a Cdn$6,000,000 line of credit (the “Facility”). The Facility was first made available to BRC in October 2007 originally in the amount of Cdn$3,000,000 and subsequently increased to Cdn$6,000,000 in February 2008. Having regard to the Company’s investment in BRC, the Company agreed to act as guarantor of the Facility. The said guarantee is secured by way of a pledge of the Company’s investments with the Lender. In connection with the guarantee, the Company and BRC entered into an agreement dated as of October 29, 2007 pursuant to which BRC agreed to repay all amounts outstanding under the Facility and to terminate the Facility by July 28, 2008. As at the date of this MD&A, BRC has not repaid all amounts outstanding under the Facility. There is currently outstanding under the Facility principal in the amount of Cdn$5,850,000 and accrued interest in the amount of Cdn$330,772. BRC is not in default under the Facility. BRC is responsible for making interest payments under the Facility. The Company has not assumed these obligations. Although BRC has advised the board of directors of the Company that BRC continues to actively seek to raise the capital and fully expects to repay the Facility, there can be no assurance that BRC will be able to repay the Facility. Until such time as BRC repays the Facility in full and the Facility is terminated, the Company will not be able to use the portion of the investments pledged to the Lender required to fully secure the Facility to fund the Company’s operations. In addition, if BRC is unable to repay the Facility when requested by the Lender and the Company’s guarantee is called, the Company will be obligated to pay the amount outstanding under the Facility, which will adversely affect the Company’s liquidity and capital resources.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects. The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

The Company’s operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company’s assets. In recent years, the DRC has experienced two wars and significant political unrest. Operating in the DRC may make it more difficult for the Company to obtain any required financing because of the perceived investment risk.

The only sources of future funds for further exploration programs, or if such exploration programs are successful, for the development of economic ore bodies and the placing of them into commercial production, which are presently available to the Company are the sale of equity capital, or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration or development. There is no assurance that such sources of financing will be available on acceptable terms, if at all. The Company does not have the financial resources at this time to bring a mine into production.

All of the Company’s properties are in the exploration stage only. The Company currently operates at a loss and does not generate any revenue from operations. The exploration and development of mineral deposits involve significant financial risks over a significant period of time which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures are required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the Company’s exploration programs will result in a profitable commercial mining operation.

The Company’s mineral resources and mineral reserves are estimates and no assurances can be given that the indicated levels of gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the resource and reserve estimates for its properties are well established, by their nature resource and reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company. In addition, there can be no assurance that gold recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

The Company’s exploration and, if such exploration is successful, development of its properties is subject to all of the hazards and risks normally incident to gold exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage.

The price of gold has fluctuated widely. The future direction of the price of gold will depend on numerous factors beyond the Company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of gold, and therefore on the economic viability of the Company’s properties, cannot accurately be predicted. As the Company is only at the exploration stage, it is not yet possible for the Company to adopt specific strategies for controlling the impact of fluctuations in the price of gold.

The Company uses the United States dollar as its functional currency. Fluctuations in the value of the United States dollar relative to the Canadian dollar could have a material impact on the Company’s consolidated financial statements by creating gains or losses. During fiscal 2008 and fiscal 2007, the Company recorded a foreign exchange loss of $709,115 and a foreign exchange gain of $3,276,337, respectively, due to the variation in the value of the United States dollar relative to the Canadian dollar. No currency hedge policies are in place or are presently contemplated.

Reference is made to the Company’s annual report on U.S. Form 20-F for fiscal 2008 for additional risk factor disclosure (a copy of such document can be obtained from EDGAR at www.sec.gov and SEDAR at www.sedar.com).

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As at December 31, 2008, management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2008, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under National Instrument 52-109— Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

Internal controls have been designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements together with the other financial information for external purposes in accordance with Canadian GAAP. As at December 31, 2008, the Company’s Chief Executive Officer and Chief Financial Officer evaluated or caused to be evaluated under their supervision the effectiveness of the Company’s internal control over financial reporting. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2008, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements together with the other financial information for external purposes in accordance with Canadian GAAP.

The Company is required under Canadian securities laws to disclose herein any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. No changes were identified in the Company’s internal control over financial reporting during the quarter ended December 31, 2008, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

It should be noted that a control system, including the Company’s disclosure and internal controls and procedures, no matter how well conceived can provide only reasonable, but not absolute, assurance that the objective of the control system will be met and it should not be expected that the disclosure and internal controls and procedures will prevent all errors or fraud.

EXHIBIT 99.3

Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

(Expressed in U.S. dollars)

Banro Corporation

Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

(Expressed in U.S. dollars)

Contents

Auditors’ report	3

Consolidated Financial Statements

Balance Sheets	4

Statements of Operations and Other Comprehensive Loss	5

Statements of Changes in Shareholders’ Equity	6

Statements of Cash Flows	7

Summary of Significant Accounting Policies	8-12

Notes to Financial Statements	13-36

Auditors’ Report

To the Shareholders of

Banro Corporation

We have audited the consolidated balance sheets of Banro Corporation as at December 31, 2008 and 2007 and the consolidated statements of operations and other comprehensive loss, changes in shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as at December 31, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission (COSO), and our report dated March 26, 2009 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

(Signed) BDO Dunwoody LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Ontario

March 26, 2009

Comments by Auditors for U.S. Readers on Canada - U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when changes in accounting policies, such as those described in the summary of significant accounting policies, has a material effect on the consolidated financial statements. Our report to the shareholders dated March 26, 2009, is expressed in accordance with Canadian reporting standards which do not require a reference to such events and in the auditors’ report when these are adequately disclosed in the consolidated financial statements.

(Signed) BDO Dunwoody LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Ontario

March 26, 2009

Banro Corporation

Consolidated Balance Sheets

(Expressed in U.S. dollars)

	December 31, 2008	December 31, 2007

Assets
Current
Cash	$ 2,353,600	$ 2,167,013
Short term investments (Notes 2 and 12)	-	26,713,091
Accounts receivable and prepaid expenses	361,799	414,572
	2,715,399	29,294,676

Restricted cash (Notes 2 and 12)	5,074,414	3,049,500
Investments (Note 3)	764,145	3,507,960
Property, plant and equipment (Note 4)	828,344	916,880
Deferred exploration expenditures (Note 5)	105,891,819	64,087,344

	$ 115,274,121	$ 100,856,360
Liabilities and Shareholders’ Equity
Current
Accounts payable	$ 4,295,184	$ 3,597,956

Commitments and guarantees (Notes 8 and 12)
Shareholders’ equity
Share capital	158,527,626	136,593,491
Contributed surplus	14,761,134	14,000,674
Accumulated other comprehensive income	-	503,570
Deficit	(62,309,823)	(53,839,331)

	110,978,937	97,258,404

	$ 115,274,121	$ 100,856,360

On behalf of the Board

(signed) “Michael J. Prinsloo”	Director	(signed) “Arnold T. Kondrat”	Director
Michael J. Prinsloo		Arnold T. Kondrat

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Banro Corporation

Consolidated Statements of Operations and Other Comprehensive Loss

(Expressed in U.S. dollars)

For the years ended December 31	2008	2007	2006

Expenses
Professional fees	$ 686,249	$ 626,859	$ 686,376
Consulting fees	651	43,380	245,435
Office and sundry	894,523	886,407	787,747
Salary	2,101,014	1,653,228	1,306,412
Employee stock based compensation	1,429,438	5,734,295	1,167,062
Travel	557,466	685,306	451,291
Shareholder relations and promotion	454,533	554,805	833,212
Directors fees	115,000	90,000	30,000
Interest and bank charges	25,038	21,398	17,377
Amortization	32,106	24,362	21,520
Foreign exchange loss (gain)	709,115	(3,276,337)	597,605

	(7,005,133)	(7,043,703)	(6,144,037)
Interest income	433,560	2,007,426	1,987,420

Loss from operations	(6,571,573)	(5,036,277)	(4,156,617)

Share of equity loss of BRC DiamondCore Ltd. (Note 3a)	(14,256)	(480,271)	(416,720)
Gain on dilution of interest in BRC DiamondCore Ltd. (Note 3a)	11,363,090	1,124,779	1,514,962
Reduction in value of investment in BRC other than temporary (Note 3a)	(13,247,753)	-	-
Gain on sale of investment in NBI (Note 3(c))	-	9,412	-
Effect of deconsolidation of Loncor (Note 3(b))	-	66,552	-

Net loss for the year	(8,470,492)	(4,315,805)	(3,058,375)

Fair value adjustment on investment available-for-sale	(13,247,753)	-	-
Reduction in value of investment in BRC other than temporary (Note 3a)	13,247,753	-	-
Translation of equity investment with Canadian dollar functional currency to U.S. dollar reporting currency	-	496,286	(16,165)

Net loss and other comprehensive loss for the year	$(8,470,492)	$ (3,819,519)	$ (3,074,540)

Deficit, beginning of the year	$(53,839,331)	$(49,523,526)	$(46,465,151)
Net loss for the year	(8,470,492)	(4,315,805)	(3,058,375)
Deficit, end of year	$(62,309,823)	$(53,839,331)	$ (49,523,526)
Loss per share (Note 6(e))	$ (0.19)	$ (0.11)	$ (0.08)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Banro Corporation

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in U.S. dollars)

	Number of Shares	(Note 6) Amount	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit
December 31, 2005	32,711,688	$ 77,725,794	$ 5,407,283	$ 23,449	$ (46,465,151)
Share of BRC contributed surplus	-	-	179,759	-	-
Issuance of stock options	-	-	3,228,511	-	-
Options exercised	1,512,949	5,521,674	(1,941,702)	-	-
Issued during the year	4,376,000	46,934,352	-	-	-
Translation of equity investment	-	-	-	(16,165)	-
Net loss for the year	-	-	-	-	(3,058,375)

December 31, 2006	38,600,637	$ 130,181,820	$ 6,873,851	$ 7,284	$ (49,523,526)
Fair value adjustment on investment available-for-sale on January 1, 2007	-	-	-	(18,825)	-
Share of BRC contributed surplus (Note 3(a))	-	-	333,270	-	-
Issuance of stock options	-	-	9,751,397	-	-
Options exercised	1,259,500	6,411,671	(2,957,844)	-	-
Reversal of fair value upon disposition of investment available-for-sale	-	-	-	18,825	-
Translation of equity investment	-	-	-	496,286	-
Net loss for the year	-	-	-	-	(4,315,805)

December 31, 2007	39,860,137	$ 136,593,491	$ 14,000,674	$ 503,570	$ (53,839,331)
Transfer to investment for BRC upon loss of significant influence (Note 3a)	-	-	(333,270)	(503,570)	-
Issuance of stock options	-	-	1,924,641	-	-
Options exercised	622,801	3,734,757	(830,911)	-	-
Fair value adjustment on investment available-for-sale	-	-	-	(13,247,753)	-
Reduction in value of investment other than temporary (Note 3a)	-	-	-	13,247,753	-
Issued share capital	12,000,000	21,000,000	-	-	-
Financing costs	-	(2,800,622)	-	-	-
Net loss for the year	-	-	-	-	(8,470,492)

December 31, 2008	52,482,938	$ 158,527,626	$ 14,761,134	$ -	$ (62,309,823)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Banro Corporation

Consolidated Statements of Cash Flows

(Expressed in U.S. dollars)

For the years ended December 31	2008	2007	2006

Cash provided by (used in)

Operating activities
Net loss for the year	$ (8,470,492)	$ (4,315,805)	$ (3,058,375)
Adjustments to reconcile loss to net cash provided by operating activities
Unrealized foreign exchange loss (gain)	466,550	(6,050,315)	644,293
Share of equity loss	14,256	480,271	416,720
Gain on dilution of interest	(11,363,090)	(1,124,779)	(1,514,962)
Reduction in value of BRC	13,247,753	-	-
Value of options issued (Note 6(d))	1,429,438	5,087,460	1,167,062
Amortization	32,106	24,362	21,520
Gain on disposition of investment in NBI	-	(9,412)	-
Gain on disposition of investment in Loncor	-	(66,552)	-
Changes in non-cash working capital
Accounts receivable and prepaid expenses	28,097	(135,123)	(148,953)
Accrued interest on short term investments	566,327	172,624	(558,576)
Accounts payable	780,522	738,999	1,437,386

	(3,268,533)	(5,198,270)	(1,593,885)
Investing activities
Acquisition of property, plant and equipment	(461,182)	(213,108)	(529,722)
Short term investments	25,690,243	13,313,313	(23,949,849)
Change in restricted cash	(2,024,914)	3,049,500	-
Investment and advances to BRC	8,057	(3,739)	387,310
Proceeds on sale of NBI	-	160,013	-
Proceeds on sale and advances (paid) to Loncor	-	413,156	(55,000)
Deferred exploration expenditures (Note 5)	(40,782,093)	(26,027,624)	(19,806,006)

	(17,569,889)	(9,308,489)	(43,953,267)
Financing activities
Common shares issued and exercise of stock options for cash (net)	21,103,225	4,671,648	50,757,431

Effect of foreign exchange on cash held in foreign currency	(78,216)	6,039,131	(899,223)
Net increase (decrease) in cash during the year	186,587	(3,795,980)	4,311,056
Cash, beginning of year	2,167,013	5,962,993	1,651,937
Cash, end of year	$2,353,600	$ 2,167,013	$ 5,962,993
Non-cash transactions (Note 11)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

December 31, 2008, 2007 and 2006

Nature of Business

Banro Corporation’s (the “Company”) business focus is the exploration of mineral properties in the Democratic Republic of the Congo (the “Congo”). The Company was continued under the Canada Business Corporations Act on April 2, 2004. The Company was previously governed by the Ontario Business Corporations Act.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern, which assumes that the Company will continue in operation for a reasonable period of time and will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company has not generated revenues from operations. As such, the Company’s ability to continue as a going concern depends on its ability to successfully raise additional financing. Although the Company has been successful in the past in obtaining financing and subsequently raised financing (Note 16), there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be available on acceptable terms.

Principles of Consolidation

These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary in the United States, Banro American Resources Inc., and its wholly-owned subsidiaries in the Congo, Banro Congo Mining SARL, Kamituga Mining SARL, Lugushwa Mining SARL, Namoya Mining SARL and Twangiza Mining SARL. All inter-company transactions and balances have been eliminated on consolidation.

Investments

Investments in companies subject to significant influence are accounted for using the equity method. Investments in companies where significant influence cannot be exerted are designated as available-for-sale. See Financial Instruments – recognition and measurement for further discussion.

Property, Plant and Equipment	Property, plant and equipment is recorded at cost less accumulated amortization. Amortization is recorded as follows:

Furniture and fixtures	-	20% declining balance	basis
Office equipment	-	Straight line over four years
Vehicles	-	Straight line over four years
Communication equipment	-	Straight line over four years
Field camps	-	Straight line over four years
Surveying equipment	-	Straight line over four years
Geochemistry	-	Straight line over four years
Field equipment	-	Straight line over four years
Leasehold improvements	-	Straight line over five years

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

December 31, 2008, 2007 and 2006

Asset Impairment

The Company monitors events and changes in circumstances which may require an assessment of the recoverability of its long lived assets. If required, the Company would assess recoverability using estimated undiscounted future operating cash flows. If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value. No impairment losses were warranted or recorded for the years ended December 31, 2008 and 2007.

Foreign Currency Translation

These consolidated financial statements are expressed in the functional currency of the Company, United States dollars (“U.S.$”). The Company’s foreign operations are all considered integrated operations and are translated as follows: monetary assets and liabilities are translated at the spot rates of exchange in effect at the end of the year; non-monetary items are translated at historical exchange rates in effect on the dates of the transactions. Revenues and expense items are translated at average rates of exchange in effect during the year, except for amortization which is translated at its corresponding historical rate. Realized exchange gains and losses are included in the consolidated statements of operations and other comprehensive loss.

Deferred Exploration

Expenditures

Exploration costs relating to mineral properties and rights are deferred and carried as an asset until the results of the projects are known. As the Company currently has no operational income, any incidental revenues earned in connection with these properties or related exploration activities are applied as a reduction to capitalized exploration costs. If a property is determined to be non-commercial, non- productive or its value is impaired, those costs in excess of estimated recoveries are written off to operations.

Stock Options

The Company has a stock option plan, which is described in Note 6(d). The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the fair value of options granted is recorded as a compensation expense in the financial statements. Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received. Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchase of shares is credited to share capital. Shares are issued from treasury upon the exercise of stock options.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

December 31, 2008, 2007 and 2006

Asset Retirement Obligations

The fair value of the liability of an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value. The Company has no asset retirement obligations recorded on its balance sheet as at December 31, 2008 and 2007.

Financial Instruments – recognition

and measurement

Held-for-trading financial instruments which include cash and cash equivalents are initially measured at fair value and changes in fair value are recognized in net income for the period.

Loans and receivables, held-to-maturity financial instruments and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Gains or losses resulting from revaluation and impairment write-downs are recognized in net income for the period. The Company’s short term investments are classified as held-to maturity. Accounts receivable are classified as loans and receivables while accounts payable are classified as other financial liabilities.

Available-for-sale financial assets, which include the Company’s investment in BRC DiamondCore Ltd., are recorded at fair value, with unrealized changes in fair value recorded in other comprehensive income (loss) except for losses in value that are considered other than temporary. Impairment losses that are considered other than temporary were recorded in the statement of operations in the year the impairment occurs.

Income Taxes

The asset and liability method is used to determine income taxes. Pursuant to this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between financial statement carrying values and tax bases of assets and liabilities. Future tax assets and liabilities are measured using substantially enacted tax rates expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the substantive enactment date. Net future income tax assets are offset by valuation allowances to the extent that they are not more likely not to be realized.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

December 31, 2008, 2007 and 2006

Loss per Share

Loss per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the year. Diluted earnings per share is calculated using the treasury method. The treasury method, which assumes that outstanding stock options with an average exercise price below market price of the underlying shares are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period.

Use of Estimates

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates and assumptions include those related to the recoverability of deferred exploration expenditures and assessment of other than temporary declines in investments.

Variable Interest Entities

Variable Interest Entities (“VIE’s”) are consolidated by the Company when it is determined that it will, as the primary beneficiary, absorb the majority of the VIE’s expected losses or expected residual returns. The Company currently does not have any VIE’s.

Future Accounting Standards

International Financial Reporting Standards (“IFRS”)

In February 2008, the Accounting Standards Board (“AcSB”) of the Canadian Institute of Chartered Accountants (“CICA”) confirmed that Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) for publicly accountable enterprises will be converged with International Financial Reporting Standards (“IFRS”) effective in the calendar year 2011. The conversion to IFRS will be required, for the Company, for interim and annual financial statements beginning on January 1, 2011. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures. In the period leading up to the conversion, the AcSB will continue to issue accounting standards that are converged with IFRS such as IAS 2 “Inventories” and IAS 38 “Intangible Assets”, thus mitigating the impact of adopting IFRS at the mandatory transition date. The Company will monitor changes arising from this convergence and as required by CSA Staff Notice 52-320.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

December 31, 2008, 2007 and 2006

Goodwill and intangible assets

In February 2008, the CICA issued accounting standard Section 3064, Goodwill and intangible assets, replacing Section 3062 Goodwill and intangible assets and Section 3450, Research and development costs. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. Section 3064 will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. The Company does not anticipate the adoption of this standard to have a significant impact on its consolidated financial statements.

Accounting Changes

Capital Disclosures

In February 2007, the CICA issued accounting standard Section 1535, Capital Disclosures which is effective for fiscal years beginning on or after October 1, 2007. Section 1535 requires disclosure of information that enables users of its financial statements to evaluate the entity’s objectives, policies and processes for managing capital. The Company adopted this standard commencing in the 2008 fiscal year. See Note 14 for additional details.

Financial Instruments – Disclosure and Presentation

In February 2007, the CICA issued accounting standards Section 3862, Financial Instruments – Disclosure and Section 3863, Financial Instruments – Presentation, which are effective for fiscal years beginning on or after October 1, 2007. Section 3862 requires financial statement disclosure to enable users to evaluate the significance of financial instruments for the Company’s financial position and performance and the nature and extent of risks arising from financial instruments that the Company is exposed to during the reporting period and at the balance sheet date and how the Company is managing those risks. Also, Section 3863’s purpose is to enhance the financial statement’s users understanding of the significance of the financial instruments to the Company’s financial position, performance and cash flows. The Company adopted this standard in the 2008 fiscal year. See Note 13 for additional details.

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

December 31, 2008, 2007 and 2006

1.	Interest in Congolese Subsidiaries

The Company operates primarily in one operating segment and its assets located in the Congo, including its interests in gold properties, may be subject to sovereign risks, including political and economic instability, government regulations relating to mining, military repression, civil disorder, currency fluctuations and inflation, all or any of which may impede the Company’s activities in this country or may result in the impairment or loss of part or all of the Company’s interest in the properties.

2.	Short Term Investments

The Company has invested in a Canadian dollar (“Cdn$”) discount note with an interest rate of 1.59%, maturity of January 20, 2009 and a market value of $1,996,620 (Cdn$ 2,431,937) (2007 - $11,275,006, Cdn$11,176,652). In 2008, the Company had investments in U.S.$ commercial paper and discount notes of $nil (2007 - $18,486,429). An amount of $1,995,757 (2007 - $3,049,500) outstanding in short-term investments has been reclassified to restricted cash in the balance sheet (see Note 12).

3.	Investments

(a)	Investment in BRC DiamondCore Ltd. (formerly BRC Diamond Corporation)

	December 31, 2008	December 31, 2007

BRC DiamondCore Ltd.	$ 764,145	$ 3,507,960

The Company owns 3,744,032 common shares, representing a 14.35% (December 31, 2007 – 27.43%) equity interest, in BRC DiamondCore Ltd. (“BRC”) with a quoted market value of $768,463 (December 31, 2007 - $26,438,856). In addition, an amount of $4,317 was payable to BRC with respect to the Company’s share of common expenses in the Congo. The principal business of BRC is the acquisition and exploration of diamond properties. As at December 31, 2008, the Company recognized an unrealized loss of $13,247,753 to other comprehensive income to adjust the Company’s investment in BRC to its fair market value of $768,463. During the fourth quarter of 2008, the global economic down-turn, the credit crisis and the lack of available financing in the market, collectively resulted in a significant decline in the price of many products and commodities, including rough diamonds. BRC as well as many junior mining companies, particularly in the diamond sector, were severely impacted by the decline in price of commodities which in turn resulted in a significant decline in their stock market values during 2008, including BRC’s. As a result, the Company recorded an impairment loss of $13,247,753 and transferred the full unrealized loss from other comprehensive income to net loss to reflect an other than temporary decline in value.

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

December 31, 2008, 2007 and 2006

3.	Investments (continued)

(a)	Investment in BRC DiamondCore Ltd. (formerly BRC Diamond Corporation) (continued)

On February 11, 2008, BRC completed the acquisition of all of the outstanding shares of Diamond Core Resources Limited (“Diamond Core”), a South African diamond exploration company. As the consideration for this acquisition, BRC issued to Diamond Core shareholders one common share of BRC for every 24.5 Diamond Core shares held (subject to the rounding of fractional shares), such that immediately following the completion of the acquisition, BRC had outstanding approximately 25.74 million shares and former Diamond Core shareholders held approximately 47% of BRC’s outstanding shares.

As a result of this transaction, the Company’s equity interest in BRC was reduced to approximately 14.55% and a dilution gain of $11,363,090 was recorded. The Company no longer exercises significant influence over the operations of BRC and therefore has reclassified this equity investment as available-for-sale.

Prior to February 11, 2008, the assets and liabilities of BRC are translated into U.S. $ at the year end rate of exchange for the purpose of incorporation into the Company’s consolidated financial statements, using the equity method. Accumulated exchange gains and losses arising from such translation are reported in the consolidated balance sheets under accumulated other comprehensive loss as a separate component of shareholders’ equity. As of December 31, 2007, the carrying value of the investment was $3,504,221. In addition, as at December 31, 2007, an amount of $3,739 was due from BRC with respect to the Company’s share of common expenses in the Congo.

In March 2007, BRC issued, by way of private placement, 1,000,000 of its common shares at a price of Cdn$5.00 per share for gross proceeds of Cdn$5,000,000. In addition, during 2007, BRC issued 227,600 common shares, on the exercise of broker warrants and stock options, for gross proceeds of Cdn$472,560. The Company did not participate in these financings and therefore its equity interest in BRC was reduced to 27.43%. This reduction in equity interest resulted in a dilution gain of $1,124,779.

In March 2006, BRC issued, by way of private placement, 1,900,000 of its common shares at a price of Cdn$3.50 per share for gross proceeds of Cdn$6,650,000. In April 2006, BRC issued 60,000 common shares, on the exercise of broker warrants, at a price of Cdn$2.50 per share for gross proceeds of Cdn$150,000. The Company did not participate in these financings and therefore its equity interest in BRC was reduced to 30.14%. This reduction in equity interest resulted in a dilution gain of $1,514,962.

The Company’s investment in BRC is summarized as follows:

December 31, 2007

Equity investment, beginning of year	$ 2,022,873
Share of loss	(480,271)
Gain on dilution of interest	1,124,779
Share of contributed surplus	333,270
Cumulative translation adjustment	503,570

Equity investment, end of year	$ 3,504,221
Amount due to BRC	3,739
$ 3,507,960

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

December 31, 2008, 2007 and 2006

3.	Investments (continued)

(a)	Investment in BRC DiamondCore Ltd. (formerly BRC Diamond Corporation) (continued)

BRC’s summarized consolidated balance sheet as at December 31, 2007 and income statements for the years ended December 31, 2007 and 2006, converted to U.S. $ at the year end rate of exchange, are as follows:

2007
Assets
Current assets	$ 1,346,209
Investment	-
Deferred charges	2,052,110
Mineral properties	14,313,184
Property, plant and equipment	598,877

18,310,380

Liabilities	(5,535,542)

Net Equity	$ 12,774,838

	2007	2006
Income Statement
Interest income	$ -	$ 336
Expenses	(1,848,313)	(887,642)
Loss on disposition of investment	(15,597)	-
Write-off of mineral claims	(16,440)	(355,531)

Net Loss	$ (1,880,350)	$ (1,242,837)

(b)	Investment in Loncor Resources Inc.

As at December 31, 2006, the Company owned 2,584,300 common shares, representing a 48.76% equity interest in Loncor Resources Inc. (“Loncor”), a mineral exploration company. On December 21, 2007, the Company sold back to Loncor all of its common shares of Loncor at fair value of Cdn$258,430. The Company received all amounts due from Loncor in the amount of $ 413,156.

On March 30, 2006, the Board of Directors of the Company approved the issue of common shares of the then wholly-owned subsidiary, Loncor, to an officer and director of the Company for cash consideration of Cdn$271,570. This resulted in the Company’s equity interest in Loncor being reduced from 100% to 48.76% and the Company no longer controlling this entity. As the Company continued to exercise significant influence over Loncor’s operations until its disposal in the current year, it changed the method of accounting for its investment in Loncor from the consolidation method to the equity method.

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

December 31, 2008, 2007 and 2006

3.	Investments (continued)

(b)	Investment in Loncor Resources Inc.(continued)

The Company’s investment in Loncor is summarized as follows:

December 31, 2007

Equity investment, beginning of year	$ 185,705
Share of loss	(100,356)
85,349
Disposition of investment	(256,156)
Gain on disposition of investment	170,807

Equity investment, end of year	-
Amount due from Loncor	-
$ -

Loncor’s summarized consolidated balance sheet as at December 31, 2007 and income statement for the years ended December 31, 2007 and 2006 are as follows:

December 31, 2007
Assets
Current assets	$ 57,067
Mineral properties	2,088,177
Property, plant and equipment	1,737

2,146,981

Liabilities	(2,176,348)

Net Deficiency	$ (29,367)

	December 31, 2007	December 31, 2006
Income Statement
Interest income	$ -	$ 18
Expenses	(1,497,283)	(363,528)
Charges capitalized to mineral properties	1,291,467	303,447

Net Loss	$ (205,816)	$ (60,063)

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

December 31, 2008, 2007 and 2006

3.	Investments (continued)

(c)	Investment in Nevada Bob’s International Inc.

As at December 31, 2006, the investment in Nevada Bob’s International Inc. (“NBI”), a licensor of certain golf equipment and apparel trademarks, represented 4.67% of the outstanding common shares of NBI and was accounted for under the cost method and was written down only when there was an other than temporary loss in value.

On January 1, 2007, the Company designated this investment as available-for-sale and was therefore re-valued at fair value of $160,013, resulting in the recognition of an unrealized loss on adoption of $18,825.

During 2007, this investment was sold for $160,013 which resulted in a realized gain of $9,412 and moved out of accumulated other comprehensive loss.

4.	Property, Plant and Equipment

December 31, 2008	Cost	Accumulated Amortization	Net Book Value

Furniture and fixtures	$ 202,882	$ 80,114	$122,768
Office equipment	541,397	402,590	138,807
Vehicles	951,011	718,744	232,267
Communication equipment	93,343	56,337	37,006
Field camps	600,544	411,117	189,427
Surveying equipment	106,780	79,303	27,477
Geochemistry	186,856	136,778	50,078
Field equipment	32,011	19,813	12,198
Leasehold improvement	154,259	135,943	18,316

	$ 2,869,083	$ 2,040,739	$828,344

December 31, 2007	Cost	Accumulated Amortization	Net Book Value

Furniture and fixtures	$ 167,656	$ 52,781	$ 114,875
Office equipment	474,300	317,463	156,837
Vehicles	772,716	519,335	253,381
Communication equipment	59,417	36,756	22,661
Field camps	488,104	278,880	209,224
Surveying equipment	90,057	55,663	34,394
Geochemistry	171,170	92,627	78,543
Field equipment	32,011	11,810	20,201
Leasehold improvement	152,470	125,706	26,764

	$ 2,407,901	$ 1,491,021	$ 916,880

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

December 31, 2008, 2007 and 2006

5.	Deferred Exploration Expenditures

a) Deferred Exploration Expenditures

	Year ended December 31, 2008	Year ended December 31, 2007	Cumulative from inception in April 1994 to December 31, 2008

Exploration costs	$40,791,660	$ 26,027,624	$ 113,693,270
Stock option compensation expense	495,203	3,446,115	6,927,529
Amortization of plant and equipment	517,612	481,495	1,772,078
Deconsolidation of Loncor	-	-	(332,127)

Net expenditures	41,804,475	29,955,234	122,060,750
Effect of exchange rate change	-	-	2,511

	41,804,475	29,955,234	122,063,261
Write-off	-	-	(16,191,442)

	$41,804,475	$ 29,955,234	$ 105,871,819

b) Mineral Rights

	Year ended December 31, 2008	Year ended December 31, 2007	Cumulative from inception in April 1994 to December 31, 2008
Mineral rights	$ -	$ -	$ 9,701,194
Write-off	-	-	(9,681,194)

	$ -	$ -	$ 20,000

Mineral rights and deferred exploration expenditures, capitalized prior to fiscal year 2000, were written off in 2000.

Total deferred exploration expenditures, December 31, 2008	$ 105,891,819

Total deferred exploration expenditures, December 31, 2007	$ 64,087,344

Included in total deferred exploration expenditures is a total cost of $935,452 (2007 - $213,898) paid by the Company to maintain the Banro Foundation, a charitable organization that promotes social responsibilities of the Company.

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

December 31, 2008, 2007 and 2006

6.	Share Capital

(a)	Authorized Share Capital

Unlimited number of common shares

Unlimited number of preference shares, issuable in series

(b)	Issued Share Capital - Common Shares

On September 17, 2008, the Company completed a financing involving the issuance of 11,000,000 units of the Company at a price of $1.75 per unit for gross proceeds of $19,250,000. Each unit consisted of one common share and one half of one common share purchase warrant. Each whole warrant (a “Warrant”) entitles the holder to purchase one common share of the Company for $2.20 until September 17, 2011. The underwriters who conducted the financing were RBC Capital Markets as lead manager, CIBC World Markets Inc., UBS Securities Canada Inc. and Raymond James Ltd. In addition, the Company granted to the underwriters an option, exercisable until October 17, 2008, to purchase up to an additional 1,000,000 common shares and 500,000 Warrants at a price of $1.75 per unit. This option was exercised in full, resulting in the issuance of 1,000,000 common shares and 500,000 Warrants of the Company on September 26, 2008 for gross proceeds of $1,750,000.

On May 4, 2006, the Company completed a financing involving the issuance of 3,925,000 common shares of the Company at a price of Cdn$12.80 per share for total gross proceeds of Cdn$50,240,000. The underwriters who conducted the financing were RBC Capital Markets as lead manager, Raymond James Ltd. and MGI Securities Inc. In addition, the Company granted to the underwriters an option, exercisable for a period of 30 days after the date of closing, to purchase up to 451,000 in additional common shares of the Company at a price of Cdn$12.80 per share. This option was exercised in full, resulting in the issuance of 451,000 common shares of the Company on May 15, 2006.

(c)	Share Purchase Warrants

As at December 31, 2008, the Company had outstanding Warrants to purchase 6,000,000 common shares of the Company at a price of $2.20 per share until September 17, 2011.

(d)	Stock Options

The Company has an incentive Stock Option Plan under which non-transferable options to purchase common shares of the Company may be granted to directors, officers, employees or service providers of the Company or any of its subsidiaries.

Under this Stock Option Plan, for options granted prior to January 16, 2006, the options vest 25% immediately at grant date and 25% on each of the three consecutive six-month periods subsequent to the issuance. For options granted after January 16, 2006, 75% vest on the 12 month anniversary of their grant date and the remaining 25% of the options vest on the 18 month anniversary of their grant date. As at December 31, 2008, the Company had 3,524,750 stock options outstanding to acquire common shares at a weighted-average price of Cdn$9.74 per share, expiring at various dates between February 2009 and October 2013.

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

December 31, 2008, 2007 and 2006

6.	Share Capital - (continued)

(d)	Stock Options - (continued)

The following table summarizes information about stock options during the year:

	Number of Options	Weighted average exercise price Cdn$
Outstanding at December 31, 2005	4,297,000	3.70
Exercised	(1,512,949)	(2.90)
Forfeited	(90,000)	(7.61)
Granted	2,117,000	13.90

Outstanding at December 31, 2006	4,811,051	8.36
Exercised	(1,259,500)	(4.21)
Forfeited	(224,000)	(14.63)
Granted	363,000	12.52

Outstanding at December 31, 2007	3,690,551	9.81
Exercised	(622,801)	(4.70)
Forfeited	(22,500)	(2.00)
Granted	479,500	2.35

Outstanding at December 31, 2008	3,524,750	$9.74

The following table summarizes information about stock options outstanding and exercisable at December 31, 2008:

	Options outstanding and exercisable
Date of grant	Number outstanding at 12/31/08	Options Exercisable at 12/31/08	Exercise price Cdn$	Expiry date

02/03/04	100,000	100,000	3.00	02/03/09
03/16/04	350,000	350,000	4.10	03/16/09
06/24/04	28,000	28,000	4.00	06/22/09
10/06/04	10,000	10,000	4.00	10/06/09
12/14/04	5,000	5,000	4.50	12/14/09
01/21/04	200,000	200,000	3.00	01/21/10
02/11/05	90,000	90,000	4.70	02/10/10
07/19/05	3,750	3,750	5.25	07/19/10
08/31/05	45,000	45,000	6.60	08/31/10
09/09/05	52,500	52,500	6.68	09/09/10
01/25/06	250,000	250,000	11.25	01/25/11
02/06/06	20,000	20,000	11.25	02/06/11
10/24/06	596,000	596,000	13.52	10/24/11
12/18/06	960,000	960,000	15.00	12/18/11
3/29/07	35,000	35,000	15.00	3/29/12
8/24/07	300,000	225,000	12.00	8/24/12
9/26/08	299,500	-	3.10	9/26/13
10/30/08	180,000	-	1.10	10/30/13

	3,524,750	2,970,250

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

December 31, 2008, 2007 and 2006

6.	Share Capital - (continued)

(d)	Stock Options - (continued)

During 2008, the Company recognized in the statement of operations as an expense $1,429,438 (2007 - $5,734,295; 2006 - $1,167,062) representing the fair value at the date of grant of stock options previously granted to employees, directors and officers under the Company’s Stock Option Plan. The Company extended by one year to January 21, 2010, the expiry date of 200,000 stock options previously granted to a director of the Company. These options were fully vested as of July 2005. An additional expense of $36,329 with respect to this modification of the terms of a stock option was calculated in accordance with CICA section 3870.55 and is included in the amount recognized in the statement of operations. The expense reflects the incremental fair value of the options calculated as the difference between the value of the modified options and the value of the old options immediately before their terms were modified. In addition, an amount of $495,203 (2007 – $3,446,115; 2006 - $2,076,385) related to stock options issued to employees of the Company’s subsidiaries in the Congo was capitalised as deferred exploration expenditures. These amounts were credited accordingly to contributed surplus in the balance sheet.

The Black-Scholes option-pricing model was used to estimate values of all stock options granted during the year based on the following factors:

(i)	risk-free interest rate: 2.02% to 2.83% (2007 – 3.83% to 4.23%; 2006 – 3.83% to 4.08%)
(ii)	expected volatility: 72.22% to 79.84% (2007 – 51.63% to 52.51%; 2006 – 42.91% to 50.92%)
(iii)	expected life: 3 years (2007 –5 years; 2006 – 3 to 5 years)
(iv)	expected dividends: $Nil (2007 - $Nil; 2006 - $Nil)

A summary of the status of the Company’s non-vested options as at December 31, 2008 and changes during the year is presented below:

Non-vested options	Number of Options	Weighted average grant date fair value (Cdn$)
Non-vested at December 31, 2007	724,000	$ 6.09
Granted	479,500	1.03
Vested	(649,000)	(6.21)

Non-vested at December 31, 2008	554,500	$ 1.58

As of December 31, 2008, the Company had authorized 3,728,750 common shares to be issued as stock options, of which 3,524,750 are issued and outstanding.

As of December 31, 2008, there was $368,118 of unrecognized stock-based compensation cost related to 554,500 non-vested stock options. The cost is expected to be recognized over a weighted average period of approximately 14.4 months.

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

December 31, 2008, 2007 and 2006

6.	Share Capital - (continued)

(d)	Stock Options - (continued)

The total intrinsic value of options exercised in 2008, 2007 and 2006 was $2,596,828, $10,298,549 and $12,215,951, respectively. The aggregate intrinsic value of outstanding and exercisable stock options was negative at December 31, 2008 as the majority of stock options had an exercise price that was greater than their market value, except for 180,000 outstanding options which had an intrinsic value of $22,167.

The weighted-average-grant date fair value of stock options granted was Cdn$1.03, Cdn$5.17 and Cdn$6.33 as at December 31, 2008, 2007 and 2006, respectively.

The total fair value of shares vested during the years ended December 31, 2008, 2007, 2006 was $4,032,750, $8,692,493, and $843,140, respectively.

Cash received on exercise of stock options during the years ended December 31, 2008, 2007 and 2006 was $2,903,846, $5,302,495 and $4,387,552, respectively.

The number of outstanding options excluded from the diluted loss per share calculation as these would be anti-dilutive, for the years ending December 31, 2008, 2007 and 2006 was 3,524,750, 3,690,551 and 4,811,051, respectively.

(e)	Loss per Share

Loss per share was calculated on the basis of the weighted average number of common shares outstanding for the year ended December 31, 2008, amounting to 43,770,280 (2007 – 39,678,835; 2006 – 36,760,302) common shares.

Diluted loss per share has not been presented since the exercise of the stock options and Warrants would be anti-dilutive.

7.	Related Party Transactions

Directors fees of $115,000 (2007 - $90,000; 2006 – $30,000) were accrued to non-executive directors of the Company.

Legal fees of $765,780 (2007 - $435,942; 2006 – $608,238), incurred in connection with the Company’s financings as well as general corporate matters, were paid to a law firm of which one partner is a director of the Company and another partner is an officer of the Company. At December 31, 2008, $87,195 (2007 - $9,551; 2006 – $20,054) owing to this legal firm was included in accounts payable.

These transactions are in the normal course of operations and are measured at the exchange amount.

The Company acts as a guarantor of a Cdn$6,000,000 line of credit that RBC Dominion Securities has provided to BRC (see Note 12 for additional information regarding this arrangement).

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

December 31, 2008, 2007 and 2006

8.	Lease Commitments

Rent expense for the years ended December 31, 2008, 2007 and 2006 was $509,139, $347,740 and $51,714, respectively.

The Company’s future minimum lease commitments for office premises as at December 31, 2008 for the following two years are as follows:

2009	$ 291,796
2010	82,972
$ 374,768

9.	Segmented Reporting

The Company has one operating segment: the acquisition, exploration and development of precious metal projects located in the Democratic Republic of the Congo. Geographic segmentation of capital assets and deferred exploration costs is as follows:

	December 31, 2008	December 31, 2007

Democratic Republic of the Congo – deferred exploration costs	$105,891,819	$ 64,087,344
Democratic Republic of the Congo – capital assets	753,453	871,577
Canada – capital assets	74,891	45,303
	$106,720,163	$ 65,004,224

10.	Income Taxes

The Company’s income tax provisions (recovery) for the years ended December 31, 2008, 2007 and 2006 have been calculated as follows:

	2008	2007	2006

Net loss for the year	$8,470,492	$ 4,315,805	$ 3,058,375
Combined federal and provincial income tax rates	33.5%	36.12%	36.12%
Income tax recovery at Canadian federal and provincial statutory rates
	$ (2,837,615)	$ (1,558,869)	$ (1,104,685)

Share issue costs	46,013	(285,136)	(262,972)
Foreign tax difference	-	216,172	-
Non deductible amounts expensed	491,455	1,101,166	483,375
Losses expired	1,793,078	323,265	-
Gain on dilution	(3,707,650)	(436,234)	548,078
Change in tax rate	1,457,037	665,476	-
Change in valuation allowance	2,757,682	(25,840)	336,204

	$ -	$ -	$ -

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

December 31, 2008, 2007 and 2006

10.	Income Taxes – (continued)

The nature and tax effect of the temporary differences giving rise to the future income tax assets and liabilities at December 31, 2008 and 2007 are summarized as follows:

	2008	2007

Property, plant and equipment	$ 46,020	$ 33,222
Investments	1,900,665	-
Foreign exchange	(915,751)	(2,185,374)
Share issue cost	1,166,196	744,308
Non-capital losses carried forward	4,673,348	5,520,640

Net future tax asset before valuation allowance	6,870,478	4,112,796
Valuation allowance	(6,870,478)	(4,112,796)

Net future tax asset	$ -	$ -

As at December 31, 2008, the Company had estimated net capital losses for Canadian tax purposes of $38,660,070. These losses do not expire and may be utilized to reduce future taxable capital gains, if any.

As at December 31, 2008, the Company has estimated non-capital losses for Canadian income tax purpose that may be carried forward to reduce taxable income derived in future years. A summary of these tax losses is provided below. These tax losses will expire as follows:

2014	290,000
2015	6,400,000
2027	6,100,000
2028	3,200,000
$ 15,990,000

A valuation allowance has been recorded to offset the potential benefits of these carry-forward non-capital losses, capital losses and deductible temporary differences in these consolidated financial statements as the realization thereof is not considered more likely than not.

Banro’s subsidiaries in the Congo have no taxable income and will benefit from a 10 year tax holiday from the date of commencement of production. Under U.S. GAAP, exploration expenditures are deducted from income; and they will be deductible for tax purposes in future periods. Based on the expected rate of 30%, the deferred tax assets of approximately $31,768,000, $19,226,000 and $10,240,000 for 2008, 2007 and 2006 respectively have been reduced to $nil by a corresponding valuation allowance.

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

December 31, 2008, 2007 and 2006

11.	Significant Non-cash Transactions

During the periods indicated the Company undertook the following significant non-cash transactions:

	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006
Amortization included in deferred exploration expenditures	$517,612	$ 481,495	$ 419,708
Stock option compensation included in deferred exploration expenditures	495,203	3,446,115	2,076,385

12.	Commitments and Guarantees

RBC Dominion Securities Inc. (the “Lender”) has provided BRC a Cdn$6,000,000 line of credit (the “Facility”). The Facility was first made available to BRC in October 2007 originally in the amount of Cdn$3,000,000 and subsequently increased to Cdn$6,000,000 in February 2008. The Company agreed to act as guarantor of the Facility. The said guarantee is secured by way of a pledge of the Company’s investments with the Lender. In connection with the guarantee, the Company and BRC entered into an agreement dated as of October 29, 2007 pursuant to which BRC agreed to repay all amounts outstanding under the Facility and to terminate the Facility by July 28, 2008. BRC has not repaid all amounts outstanding under the Facility. There is currently outstanding under the Facility principal in the amount of Cdn$5,850,000 (US$4,802,850) and accrued interest in the amount of Cdn$330,772 (US$271,564). BRC is responsible for making interest payments under the Facility. The Company has not assumed these obligations. Although BRC has advised the board of directors of the Company that BRC continues to actively seek to raise the capital and fully expects to repay the Facility, there can be no assurance that BRC will be able to repay the Facility. Until such time as BRC repays the Facility in full and the Facility is terminated, the Company will not be able to use the portion of the investments pledged to the Lender required to fully secure the Facility to fund the Company’s operations. An amount of $5,074,414 (2007 - $3,049,500) with respect to this guarantee has been classified as restricted cash in the balance sheet. In addition, if BRC is unable to repay the Facility when requested by the Lender and the Company’s guarantee is called, the Company will be obligated to pay the amount outstanding under the Facility, which will adversely affect the Company’s liquidity and capital resources.

13.	Financial Instruments and Risk Management

Fair Value of Financial Instruments

The balance sheet carrying amounts for cash, accounts receivable, short-term investments, restricted cash and accounts payable approximate fair value due to their short-term nature. Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

December 31, 2008, 2007 and 2006

13.	Financial Instruments and Risk Management (continued

Foreign Exchange Risk

Foreign exchange risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions is denominated in Canadian dollars and in Congolese francs. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of operations and other comprehensive loss. The Company does not use derivatives instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency exchange risk on net working capital as at December 31, 2008. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against foreign currencies as identified which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the same foreign currencies would have had the equal but opposite effect as at December 31, 2008.

	Canadian dollars	Congolese francs	South African rand	British pounds
Cash	407,453	401,889	381,832	-
Short-term investments	2,439,916	-	-	-
Accounts receivable and prepaid expenses	131,395	-	54,177	-
Accounts payable	(659,634)	-	(1,291,586)	(51,023)
Total foreign currency net working capital	2,319,130	401,889	(855,577)	(51,023)
US$ exchange rate	0.8210	0.0016	0.1059	1.4556
Total foreign currency net working capital in US$	$1,904,006	$643	$(90,606)	($74,269)
Impact of a 10% strengthening of the US$ on net loss	$190,401	$64	$(9,061)	($7,427)
Impact of a 10% strengthening of the US$ on other comprehensive income	$ -	$ -	$ -	$ -

Credit Risk

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and short-term investments. Cash as well as short-term investments are maintained with several financial institutions of reputable credit and may be redeemed upon demand. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

December 31, 2008, 2007 and 2006

13.	Financial Instruments and Risk Management (continued

Credit Risk (continued)

The Company limits its exposure to credit risk on investments by investing only in securities rated R1 by credit rating agencies such as the DBRS (Dominion Bond Rating Service). Management continuously monitors the fair value of its investments to determine potential credit exposures.

Short-term excess cash is invested in R1 rated investments including money market funds, bankers’ acceptances and other highly rated short-term investment instruments. Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries operations.

The carrying amount of financial assets represents the maximum credit exposure. The Company’s gross credit exposure at December 31, 2008 and December 31, 2007 is as follows:

	December 31, 2008	December 31, 2007

Cash	$2,353,600	$ 2,167,013
Short-term investments	-	26,713,091
Vendor advances receivable	93,083	90,180
Restricted cash	5,074,414	3,049,500
	$7,521,097	$ 32,019,784

Currency Risk

The Company is exposed to currency risk on its financial assets and liabilities denominated on currencies other than the United States dollar. The Company incurs in Canada a significant amount of its operating costs in Canada in Canadian dollars.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures that there is sufficient cash to meet its liabilities when they are due. Temporary surplus funds of the Company are invested in short term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

As discussed in note 12, the guarantee provided for BRC will have an impact on the Company’s liquidity risk if BRC is unable to meet its obligations with the Lender.

Mineral Property Risks

The Company’s operations in the Congo are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company’s assets.

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

December 31, 2008, 2007 and 2006

14.	Capital Management

The Company manages its cash, common shares, Warrants and stock options as capital. The Company’s policy is to maintain sufficient capital base in order to meet its short term obligations and at the same time preserve investors’ confidence required to sustain future development of the business. The Company has deliberately minimized the dilution of shareholder value to date by carefully controlling the issuance of shares and by attracting shareholders who understand the long term value of the business being developed. The Company intends to maintain this approach throughout the development stage of the Company.

15.	Comparative Figures

The prior period figures have been reclassified to conform to the current presentation.

16.	Subsequent Events

On February 19, 2009, the Company announced that it had closed the issuance and sale of 10,000,000 common shares of the Company at a price of $1.40 per share for gross proceeds of $14,000,000 (the “Offering”).

The Company intends to use the proceeds of the Offering to further advance the Company’s projects in the Congo and for general corporate purposes.

On March 26, 2009, the Company granted 3,175,000 stock options under the Company’s Stock Option Plan. The stock options have an exercise price of Cdn$2.15 and expire on March 26, 2014.

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

December 31, 2008, 2007 and 2006

17.	Generally Accepted Accounting Principles in Canada and the United States

The Company’s accounting policies do not differ materially from accounting principles generally accepted in the United States (“U.S. GAAP”) except for the following:

(a)	Deferred Exploration Expenditures

U.S. GAAP requires that deferred exploration expenditures pertaining to mineral properties with no proven reserves be reflected as an expense in the period incurred.

(b)	Marketable Securities

Prior to 2007, under accounting principles generally accepted in Canada, gains (losses) in shares of public companies are not recognized until investments are sold unless there is deemed to be an impairment of value which is other than temporary. Under U.S. GAAP, such investments are recorded at market value and the unrealized gains and losses are recognized in other comprehensive income unless there is deemed to be an impairment which is other than temporary. Under FAS 115, the Company accounted for the marketable security as available for sale. In 2007 after the adoption of Section 3855 of the CICA Handbook, this investment was also designated as available for sale and no difference remains in the securities.

(c)	Investment in BRC

Under U.S. GAAP, the investment in BRC is classified as an equity investment. For U.S. GAAP purposes the equity loss from the investee must be increased by the costs pertaining to mineral properties with no proven reserves. In addition, as the investee is a self sustaining operation, account needs to be made of the cumulative translation adjustment relating to the conversion of the assets and liabilities of the investee into US dollars.

Under Canadian GAAP, if an investor holds less than 20% of the voting interest in an investee, it is presumed that the investor does not have the ability to exercise significant influence, unless such influence is clearly demonstrated. Subsequent to the dilution of the Company’s investment in BRC from 27.3% to 14.35%, under Canadian GAAP continued influence could not be clearly demonstrated. Under U.S. GAAP, the SEC staff position does not begin with the presumption that the investor does not have the ability to exercise significant influence and requires all forms of investment to be evaluated in the determination of the degree of influence. In particular, the SEC would consider the guarantee provided to an investee in the early stages of operations to be an indication of the investor effectively funding the investee’s losses. Therefore, under U.S. GAAP, taking into consideration SEC staff positions, it was concluded that the Company had not lost significant influence and would continue to account for the investment using the equity method. This investment has been accounted for as an available-for-sale investment under Canadian GAAP subsequent to the loss of significant influence.

Since the loss of significant influence, the information with respect to the Company’s share of BRC’s loss from operations is reflected on a one quarter lag, and as such the three months ended December 31, 2008 is not available.

Under Canadian GAAP, the dilution gains are recorded in income. Under U.S. GAAP, per SAB Topic 5-H (SEC 4940) because the investee is in the exploration stage, the dilution gains must be included in capital.

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

December 31, 2008, 2007 and 2006

17.	Generally Accepted Accounting Principles in Canada and the United States (continued)

(d)	Financial Instruments and Other Comprehensive Income

Effective January 1, 2007, the Company adopted CICA accounting standards related to Comprehensive Income and Financial Instruments. These accounting statements have been adopted on a prospective basis and prior periods have not been restated. The adoption of these standards in Canada eliminated previous U.S. GAAP reconciliations with respect to the recognition and measurement of financial instruments.

(e)	Recently issued United States Accounting Standards

In May 2008, the FASB issued SFAS No. 162, “The hierarchy of Generally Accepted Accounting Principles”. This statement identifies the sources of accounting principles and the framework selecting the principles to be used in the preparation of financial statements of non-governmental entities that are presented in conformity with U.S. GAAP. This statement was effective 60 days following the SEC’s approval of the PCAOB amendment to AU section 411 “the meaning of Present Fairly in Conformity with GAAP”, which occurred in September 2008. The adoption of SFAS No. 162 did not have a material impact on the Company’s financial statements.

In March 2008, the Financial Accounting Standards Board (FASB) issued SFAS No. 161, “Disclosure about Derivative Instruments and Hedging Activities, an amendment to Statement No. 133”. This statement changes the disclosure requirements for derivatives and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivatives instruments and related hedge items are accounted for under Statement 133 and its related interpretations, and (c) how derivatives instruments and related hedge items affect an entity’s financial position, financial performance and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early adoption encouraged. This statement encourages but does not require comparative disclosures for earlier periods at initial adoption. The Company does not expect the adoption of SFAS 161 to have a material impact on its financial conditions or its results of operations.

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

December 31, 2008, 2007 and 2006

The impact of the foregoing on the financial statements is as follows:

Consolidated Statements of Operations and Other Comprehensive Loss

For the years ended December 31	2008	2007	2006

Net loss for the year per Canadian GAAP	$ (8,470,492)	$ (4,315,805)	$ (3,058,375)
Deferred exploration expenditures (a)	(41,804,475)	(29,955,234)	(21,949,979)
Adjustment for marketable securities sold	-	18,825	-
Additional share of equity loss under U.S. GAAP (c)	(4,413,230)	(1,719,437)	(1,250,890)
Removal of dilution gain under Canadian GAAP (c)	(11,363,090)	(1,124,780)	(1,514,963)
Impairment adjustment	6,767,500	-	-
Loss per U.S. GAAP	(59,283,787)	(37,096,431)	(27,774,207)
Other comprehensive gain(loss) – Cumulative translation adjustment	(1,685,139)	61,669	42,574
Other comprehensive gain (loss) – Adjustment for marketable securities available for sale	-	(18,825)	56,476
Total comprehensive loss per U.S. GAAP	$(60,968,926)	$(37,053,587)	$(27,675,157)
Loss per share (basic and diluted)	$ (1.35)	$ (0.94)	$ (0.76)

Consolidated Balance Sheets

	December 31, 2008	December 31, 2007

Total assets per Canadian GAAP	$ 115,274,121	$ 100,856,360
Equity investment	-	(3,504,220)
Deferred exploration expenditures (a)	(105,891,819)	(64,087,344)

Total assets per U.S. GAAP	$9,382,302	$ 33,264,796

Total liabilities per Canadian GAAP	$ 4,295,184	$ 3,597,956
Equity Investment	-	422,182
Total liabilities per U.S. GAAP	$ 4,295,184	$ 4,020,138

Shareholders’ equity per Canadian GAAP	$ 110,978,937	$ 97,258,404
Equity investment adjustments (c)	-	(3,926,402)
Deferred exploration expenditures (a)	(105,891,819)	(64,087,344)

Total shareholders’ equity per U.S. GAAP	$ 5,087,118	$ 29,244,658

Total liabilities and shareholders’ equity per U.S. GAAP	$ 9,382,302	$ 33,264,796

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

December 31, 2008, 2007 and 2006

Consolidated Statements of Cash Flows

For the year ended December 31, 2008	2008	2007	2006

Cash flow provided by (used in)
Operating activities per Canadian GAAP	$ (3,268,533)	$ (5,198,270)	$ (1,593,885)
Deferred exploration expenditures (a)	(40,782,093)	(26,027,624)	(19,806,006)

Operating activities per U.S. GAAP	(44,050,626)	(31,225,894)	(21,399,891)

Investing activities per Canadian GAAP	(17,569,889)	(9,308,489)	(43,953,267)
Deferred exploration expenditures (a)	40,782,093	26,027,624	19,806,006

Investing activities per U.S. GAAP	23,212,204	16,719,135	(24,147,261)

Financing activities per Canadian & U.S. GAAP	21,103,225	4,671,648	50,757,431

Effect of foreign exchange on cash	(78,216)	6,039,131	(899,223)

Net increase (decrease) in cash during the year	186,587	(3,795,980)	4,311,056

Cash, beginning of year	2,167,013	5,962,993	1,651,937

Cash, end of year	$ 2,353,600	$ 2,167,013	$ 5,962,993

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

December 31, 2008, 2007 and 2006

(f)	Revisions to note 17 include additional information required under Item 18 of Form 20-F.

1. Exploration Stage Company

The Company meets the definition of a development stage enterprise under Statement of Financial Accounting Standards No. 7, Accounting and Reporting by Development Stage Enterprises. As such, the following disclosure of the consolidated summarized statements of loss and deficit and cash flows since inception of the Company are required under U.S. GAAP:

Consolidated summarized statement of loss and deficit – U.S. GAAP
For the period from inception to December 31, 2008

Exploration expenses	$ (131,764,455)
General and administrative expenses	(41,231,956)
Interest income	5,792,761
Other	(17,083,056)
Net loss from inception to December 31, 2008, being the
deficit accumulated during the exploration stage	$ (184,286,706)

Consolidated summarized statement of cash flows – U.S. GAAP

For the period from inception to December 31, 2008

Cash flows used in operating activities	$ (162,525,878)
Cash flows provided by investing activities	20,998,038
Cash flows provided by financing activities	136,894,016
Effect of exchange rates on cash	6,987,424
Cumulative increase in cash from inception
being Cash, December 31, 2008	$ 2,353,600

2.   Current Assets

Balance Sheet

For Canadian GAAP purposes, the Company combines all accounts receivables and prepaid expenses on the consolidated balance sheet. The form and content of financial statements as presented in Regulation S-X, Rule 5-02 requires segregation of current assets based on their nature and materiality, and requires that prepaid expenses be presented separately on the balance sheet. The presentation of receivables and other current assets as required by U.S. GAAP at December 31, 2008 and December 31, 2007 are as follows:

	December 31, 2008	December 31, 2007

Vendor advances receivable	$93,083	$ 90,180
Prepaid expenses	268,716	324,392
Total accounts receivable and prepaid expenses	$361,799	$ 414,572

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

December 31, 2008, 2007 and 2006

Statement of Cash Flows

Cash flows from receivables and other current assets are included in aggregate in the consolidated statement of cash flows as a component of changes in operating working capital. The detailed cash flows are as follows:

	December 31, 2008	December 31, 2007	December 31, 2006

(Increase)/decrease in vendor advances receivable	$(2,903)	$ (53,001)	$ 31,288
Decrease/(increase) in prepaid expenses	31,000	(82,122)	(180,241)
	$28,097	$ (135,123)	$ (148,953)

3.   Current Liabilities

Balance Sheet

For Canadian GAAP purposes, the Company combines accounts payable and accrued liabilities on the consolidated balance sheet. The form and content of financial statements as presented in Regulation S-X, Rule 5-02 requires segregation of payables and other current liabilities based on their nature and materiality. The presentation of current payables and other current liabilities as required by U.S. GAAP at December 31, 2008 and December 31, 2007 is as follows:

	December 31, 2008	December 31, 2007

Other payables	$3,465,331	$ 3,544,994
Accrued liabilities	829,853	52,962
Total accounts payables and accrued liabilities	$4,295,184	$ 3,597,956

Statement of Cash Flows

Cash flows from payables and accrued liabilities and other current liabilities are included in aggregate in the consolidated statement of cash flows as a component of changes in operating working capital. The detailed cash flows are as follows:

	December 31, 2008	December 31, 2007	December 31, 2006

(Decrease)/increase in other payables	$(19,086)	$ 743,530	$ 1,430,492
Increase/(decrease) in accrued liabilities	799,608	(4,531)	6,894
	$780,522	$ 738,999	$ 1,437,386

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

December 31, 2008, 2007 and 2006

4.	Fair Value Measurements

The Company’s consolidated balance sheets include the following financial instruments: cash, short term investments, accounts receivables, restricted cash, investments and accounts payable. The carrying amounts of current assets and liabilities approximate their fair value because of the relatively short period of time between the origination of these instruments and their expected realization.

The Company adopted FAS 157 for its financial assets and financial liabilities as of January 1, 2008. This standard defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value instruments. The fair value hierarchy is as follows:

Level 1 – Quoted (unadjusted) prices for identical assets or liabilities in active markets.

Level 2 – Inputs other than quoted prices included with Level 1 that are observable for the asset or liability, either directly or indirectly, including:

•	Quoted prices for similar assets/liabilities in active markets;
•	Quoted prices for identical or similar assets in non-active markets (few transactions, limited information, non-current prices, high variability over time);
•	Inputs other than quoted prices that are observable for the asset/liability (e.g. interest rates, yield curves, volatilities, default rates, etc.); and
•	Inputs that are derived principally from or corroborated by other observable market data.

Level 3 – Unobservable inputs that cannot be corroborated by observable market data.

The Company’s assets are measured as follows:

Cash – The carrying value of cash approximates fair value as maturities are less than three months.

Short term investments – The estimated fair values of the short term investments are based on quoted market prices and/or other market data for the same or comparable instruments and transactions in establishing the prices.

Restricted cash – The carrying value of restricted cash approximates fair value as maturities are less than three months.

Investments – The estimated fair values of the investments are based on quoted market prices and/or other market data for the same or comparable instruments and transactions in establishing the prices.

Fair Value Measurements at Reporting Date Using:
Assets:	December 31, 2008	Quoted Prices in Active Markets for Identical Level Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash	$ 2,353,600	$ 2,353,600	-	-
Short term investments	-	-	-	-
Restricted cash	$ 5,074,414	$ 5,074,414	-	-
Investments	$ 764,145	$ 764,145	-	-

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

December 31, 2008, 2007 and 2006

5.	Valuation Accounts

Deferred tax asset valuation allowance	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of period
December 31, 2008	$4,112,796	-	2,757,682	-	$6,870,478
December 31, 2007	$4,138,636	-	344,660	(370,500) (a)	$4,112,796
December 31, 2006	$3,802,432	-	336,204	-	$4,138,636

(a)   The amount represents changes in future years income tax rates which were enacted and decreased the deferred tax assets previously recorded.

EXHIBIT 99.4

Auditors’ Report

To the Board of Directors and the Shareholders of Banro Corporation

We have audited Banro Corporation (the “Company”) internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting as of December 31, 2008 included in the accompanying “Management’s Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Banro Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Banro Corporation as of December 31, 2008 and 2007, and the related consolidated statements of operations and other comprehensive loss, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008 and our report dated March 26, 2009 expressed an unqualified opinion thereon.

 (Signed) BDO Dunwoody LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Ontario

March 26, 2009

EXHIBIT 99.5

CERTIFICATION

I, Michael J.Prinsloo, certify that:

1.         I have reviewed this annual report on Form 40-F of Banro Corporation;

2.         Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.         Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4.         The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:

(a)          Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)        Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)          Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)          Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

5.         The issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):

(a)          All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

(b)          Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date: March 31, 2009	By: /s/ Michael J. Prinsloo Michael J. Prinsloo Chief Executive Officer

CERTIFICATION

I, Donat K. Madilo, certify that:

1.         I have reviewed this annual report on Form 40-F of Banro Corporation;

2.         Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.         Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4.         The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:

(a)          Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)        Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)          Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)          Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

5.         The issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):

(a)          All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

(b)          Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date: March 31, 2009	By: /s/ Donat K. Madilo Donat K. Madilo Chief Financi8al Officer

EXHIBIT 99.6

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Banro Corporation (the “Company”) on Form 40-F for the period ended December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Michael J. Prinsloo, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)          The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)          The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 31, 2009	By: /s/ Michael J. Prinsloo Michael J. Prinsloo Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to Banro Corporation and will be retained by Banro Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Banro Corporation (the “Company”) on Form 40-F for the period ended December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Donat K Madilo, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)          The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)          The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 31, 2009	By: /s/ Donat K. Madilo Donat K. Madilo Chief Financi8al Officer

A signed original of this written statement required by Section 906 has been provided to Banro Corporation and will be retained by Banro Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 99.7

Consent of Independent Registered Chartered Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form F-10 (No. 333-153305) and we consent to the use in this Annual Report on Form 40-F of our reports dated March 26, 2009 relating to the consolidated financial statements of Banro Corporation as at December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006 and the effectiveness of Banro Corporations’s internal control over financial reporting as at December 31, 2008 (which reports (1) express an unqualified opinion on the consolidated financial statements and includes a separate report titled Comments by Auditors for U.S. Readers on Canada – U.S. Reporting Conflict referring to changes in accounting principles that have a material effect on the comparability of the financial statements and (2) express an unqualified opinion on the Company’s Internal control over financial reporting) appearing in the Annual Report on Form 40-F for the year ended December 31, 2008.

We also consent to the reference to us under the caption “Interests of Experts” in the Annual Report on Form 40-F.

/s/ BDO Dunwoody LLP

Independent Registered Chartered Accountants

Toronto, Ontario, Canada

March 30, 2009

EXHIBIT 99.12

CONSENT OF M. SKEAD

I hereby consent to the use of my name in connection with the following, which are being filed as exhibits to and incorporated by reference into the annual report on Form 40-F of Banro Corporation (the “Company”) being filed with the United States Securities and Exchange Commission:

1.	The technical report dated March 30, 2007 entitled “Third NI 43-101 Technical Report, Lugushwa Project, South Kivu Province, Democratic Republic of the Congo” (the “Lugushwa Report”); and

2.

The annual information form of the Company dated March 30, 2009, which includes reference to my name in connection with information relating to the Lugushwa Report, and the properties described therein.

I also consent to the incorporation by reference of this consent as an exhibit to the   Form F-10 of the Company filed with the United States Securities and Exchange Commission (File No. 333-153305) dated September 11, 2008.

Date: March 31, 2009

/s/ Michael B. Skead Name: Michael B. Skead Title: Former Vice President, Exploration Banro Corporation

EXHIBIT 99.13

CONSENT OF M. PITTUCK

I hereby consent to the use of my name in connection with the following, which are being filed as exhibits to and incorporated by reference into the annual report on Form 40-F of Banro Corporation (the “Company”) being filed with the United States Securities and Exchange Commission:

1.

The technical report dated February 27, 2009 entitled “Updated Resources Statement & Feasibility Study NI 43-101 Technical Report, Twangiza Gold Project, South Kivu Project, Democratic Republic of the Congo” (the “Twangiza Report”);

2.	The technical report dated August 17, 2007 entitled “Preliminary Assessment NI 43 101 Technical Report, Namoya Gold Project, Maniema Province, Democratic Republic of Congo” (the “Namoya Report”);

3.	The current mineral resource estimates of the Namoya Gold Project;

4.

Section 2 (entitled “Regional Geology”) and Section 3 (entitled “Kamituga”) of the technical report of Steffen, Robertson and Kirsten (UK) Ltd. dated February 2005, and entitled “NI 43-101 Technical Report, Resource Estimation and Exploration Potential at the Kamituga, Lugushwa and Namoya Concessions, Democratic Republic of Congo” (the “Kamituga Report”); and

5.

The annual information form of the Company dated March 30, 2009, which includes reference to my name in connection with information relating to the Twangiza Report, the Namoya Gold Project, the Namoya Report and the Kamituga Report.

The undersigned also consents to the incorporation by reference of the Twangiza Report and of this consent as exhibits to the Form F-10 of the Company filed with the United States Securities and Exchange Commission (File No. 333-153305) dated September 11, 2008.

Date: March 31, 2009

/s/ Martin F. Pittuck Name: Martin F. Pittuck Title: Principal Resource Geologist

EXHIBIT 99.14

CONSENT OF D. BANSAH

I hereby consent to the use of my name in connection with the following, which is being filed as an exhibit to and incorporated by reference into the annual report on Form 40-F of Banro Corporation (the “Company”) being filed with the United States Securities and Exchange Commission:

1.

The annual information form of the Company dated March 30, 2009, which includes reference to my name in connection with information relating to the technical information in the annual information form .

I also consent to the incorporation by reference of the technical information in the annual information form and of this consent as exhibits to the Form F-10 of the Company filed with the United States Securities and Exchange Commission (File No. 333-153305) dated September 11, 2008.

Date: March 31, 2009

/s/ Daniel K. Bansah Name: Daniel K. Bansah Title: Vice President, Exploration Banro Corporation

EXHIBIT 99.15

CONSENT OF A. SMITH

I hereby consent to the use of my name in connection with the following, which are being filed as exhibits to and incorporated by reference into the annual report on Form 40-F of Banro Corporation (the “Company”) being filed with the United States Securities and Exchange Commission:

1.	The technical report dated August 17, 2007 entitled “Preliminary Assessment NI 43 101 Technical Report, Namoya Gold Project, Maniema Province, Democratic Republic of Congo” (the “Namoya Report”); and

2.	The annual information form of the Company dated March 30, 2009, which includes reference to my name in connection with information relating to the Namoya Report, and the properties described therein.

I also consent to the incorporation by reference of this consent as an exhibit to the Form F-10 of the Company filed with the United States Securities and Exchange Commission (File No. 333-153305) dated September 11, 2008.

Date: March 31, 2009

/s/ Anthony Smith Name: Anthony Smith Title: Consultant

EXHIBIT 99.16

CONSENT OF A. G. O’DONOVAN

I hereby consent to the use of my name in connection with the following, which are being filed as exhibits to and incorporated by reference into the annual report on Form 40-F of Banro Corporation (the “Company”) being filed with the United States Securities and Exchange Commission:

1.

Section 2 (entitled “Regional Geology”) and Section 3 (entitled “Kamituga”) of the technical report of Steffen, Robertson and Kirsten (UK) Ltd. dated February 2005, and entitled “NI 43-101 Technical Report, Resource Estimation and Exploration Potential at the Kamituga, Lugushwa and Namoya Concessions, Democratic Republic of Congo” (the “Kamituga Report”); and

2.	The annual information form of the Company dated March 30, 2009, which includes reference to the undersigned in connection with information relating to the Kamituga Report.

I also consent to the incorporation by reference of this consent as an exhibit to the Form F-10 of the Company filed with the United States Securities and Exchange Commission (File No. 333-153305) dated September 11, 2008.

Date: March 31, 2009
/s/ A. Gareth O’Donovan Name: A. Gareth O’Donovan Title: MD SRK Exploration

EXHIBIT 99.17

CONSENT OF N. SENIOR

I hereby consent to the use of my name in connection with the following, which are being filed as exhibits to and incorporated by reference into the annual report on Form 40-F of Banro Corporation (the “Company”) being filed with the United States Securities and Exchange Commission:

1.

The technical report dated February 27, 2009 entitled “Updated Resources Statement & Feasibility Study NI 43-101 Technical Report, Twangiza Gold Project, South Kivu Project, Democratic Republic of the Congo” (the “Twangiza Report”);

2.	The annual information form of the Company dated March 30, 2009, which includes reference to my name in connection with information relating to the Twangiza Report.

The undersigned also consents to the incorporation by reference of the Twangiza Report and of this consent as exhibits to the Form F-10 of the Company filed with the United States Securities and Exchange Commission (File No. 333-153305) dated September 11, 2008.

Date: March 31, 2009

/s/ Neil Senior Name: Neil Senior Title: Joint Managing Director, SENET

EXHIBIT 99.18

CONSENT OF H.G. WALDECK

I hereby consent to the use of my name in connection with the following, which are being filed as exhibits to and incorporated by reference into the annual report on Form 40-F of Banro Corporation (the “Company”) being filed with the United States Securities and Exchange Commission:

1.

The technical report dated February 27, 2009 entitled “Updated Resources Statement & Feasibility Study NI 43-101 Technical Report, Twangiza Gold Project, South Kivu Project, Democratic Republic of the Congo” (the “Twangiza Report”);

2.	The annual information form of the Company dated March 30, 2009, which includes reference to my name in connection with information relating to the Twangiza Report.

The undersigned also consents to the incorporation by reference of the Twangiza Report and of this consent as exhibits to the Form F-10 of the Company filed with the United States Securities and Exchange Commission (File No. 333-153305) dated September 11, 2008.

Date: March 31, 2009

/s/ H.G. Waldeck Name: H.G. (“Wally”) Waldeck Title: Partner and Principal Mining Engineer

EXHIBIT 99.19

CONSENT OF SENET

The undersigned hereby consents to the use of “SENET” in connection with the following, which are being filed as exhibits to and incorporated by reference into the annual report on Form 40-F of Banro Corporation (the “Company”) being filed with the United States Securities and Exchange Commission:

1.

The technical report dated February 27, 2009 entitled “Updated Resources Statement & Feasibility Study NI 43-101 Technical Report, Twangiza Gold Project, South Kivu Project, Democratic Republic of the Congo” (the “Twangiza Report”);

2.	The technical report dated August 17, 2007 entitled “Preliminary Assessment NI 43 101 Technical Report, Namoya Gold Project, Maniema Province, Democratic Republic of Congo” (the “Namoya Report”); and

3.	The annual information form of the Company dated March 30, 2009, which includes reference to the undersigned in connection with information relating to the Twangiza Report and the Namoya Report.

The undersigned also consents to the incorporation by reference of the Twangiza Report and of this consent as exhibits to the Form F-10 of the Company filed with the United States Securities and Exchange Commission (File No. 333-153305) dated September 11, 2008.

Date: March 31, 2009	SENET
By: /s/ N. Senior Name: Neil Senior Title: Joint Managing Director, SENET

EXHIBIT 99.20

CONSENT OF SRK CONSULTING (UK) LTD.

The undersigned hereby consents to the use of “SRK Consulting (UK) Ltd.” and “Steffen, Robertson & Kirsten (UK) Ltd.” in connection with the following, which are being filed as exhibits to and incorporated by reference into the annual report on Form 40-F of Banro Corporation (the “Company”) being filed with the United States Securities and Exchange Commission:

1.

The technical report dated February 27, 2009 entitled “Updated Resources Statement & Feasibility Study NI 43-101 Technical Report, Twangiza Gold Project, South Kivu Project, Democratic Republic of the Congo” (the “Twangiza Report”);

2.	The technical report dated August 17, 2007 entitled “Preliminary Assessment NI 43 101 Technical Report, Namoya Gold Project, Maniema Province, Democratic Republic of Congo” (the “Namoya Report”);

3.	The current mineral resource estimates of the Namoya Gold Project;

4.

Section 2 (entitled “Regional Geology”) and Section 3 (entitled “Kamituga”) of the technical report of Steffen, Robertson and Kirsten (UK) Ltd. dated February 2005, and entitled “NI 43-101 Technical Report, Resource Estimation and Exploration Potential at the Kamituga, Lugushwa and Namoya Concessions, Democratic Republic of Congo” (the “Kamituga Report”); and

5.

The annual information form of the Company dated March 30, 2009, which includes reference to my name in connection with information relating to the Twangiza Report, the Namoya Gold Project, the Namoya Report and the Kamituga Report.

The undersigned also consents to the incorporation by reference of the Twangiza Report and of this consent as exhibits to the Form F-10 of the Company filed with the United States Securities and Exchange Commission (File No. 333-153305) dated September 11, 2008.

Date: March 31, 2009	SRK CONSULTING (UK) LTD.

By: /s/ Martin Pittuck Name: Martin Pittuck Title: Principal Resource Geologist

EXHIBIT 99.21

CONSENT OF C. MOLLOY

I hereby consent to the use of my name in connection with the following, which are being filed as exhibits to and incorporated by reference into the annual report on Form 40-F of Banro Corporation (the “Company”) being filed with the United States Securities and Exchange Commission:

1.

The technical report dated February 27, 2009 entitled “Updated Resources Statement & Feasibility Study NI 43-101 Technical Report, Twangiza Gold Project, South Kivu Project, Democratic Republic of the Congo” (the “Twangiza Report”);

2.	The annual information form of the Company dated March 30, 2009, which includes reference to my name in connection with information relating to the Twangiza Report.

The undersigned also consents to the incorporation by reference of the Twangiza Report and of this consent as exhibits to the Form F-10 of the Company filed with the United States Securities and Exchange Commission (File No. 333-153305) dated September 11, 2008.

Date: March 31, 2009

/s/ P.C. Molloy Name: Ciaran Molloy Title: Associate Director, Engineering AMEC Earth & Environmental (UK) Ltd International House Dover Place Ashford, Kent TN23 IHU

EXHIBIT 99.22

CONSENT OF J. HAILE

I hereby consent to the use of my name in connection with the following, which are being filed as exhibits to and incorporated by reference into the annual report on Form 40-F of Banro Corporation (the “Company”) being filed with the United States Securities and Exchange Commission:

1.

The technical report dated February 27, 2009 entitled “Updated Resources Statement & Feasibility Study NI 43-101 Technical Report, Twangiza Gold Project, South Kivu Project, Democratic Republic of the Congo” (the “Twangiza Report”);

2.	The annual information form of the Company dated March 30, 2009, which includes reference to my name in connection with information relating to the Twangiza Report.

The undersigned also consents to the incorporation by reference of the Twangiza Report and of this consent as exhibits to the Form F-10 of the Company filed with the United States Securities and Exchange Commission (File No. 333-153305) dated September 11, 2008.

Date: March 31, 2009

/s/ J. Haile Name: Jeremy Haile Title: President, Knight Piésold Ltd.

EXHIBIT 99.23

CONSENT OF SRK CONSULTING (SOUTH AFRICA) (PTY) LTD.

The undersigned hereby consents to the use of “SRK Consulting (South Africa) (Pty) Ltd.” in connection with the following, which are being filed as exhibits to and incorporated by reference into the annual report on Form 40-F of Banro Corporation (the “Company”) being filed with the United States Securities and Exchange Commission:

1.

Mineral reserve estimates in the technical report dated February 27, 2009 entitled “Updated Resources Statement & Feasibility Study NI 43-101 Technical Report, Twangiza Gold Project, South Kivu Project, Democratic Republic of the Congo” (the “Twangiza Report”); and

2.	The annual information form of the Company dated March 30, 2009, which includes reference to my name in connection with information relating to the Twangiza Report.

The undersigned also consents to the incorporation by reference of the Twangiza Report and of this consent as exhibits to the Form F-10 of the Company filed with the United States Securities and Exchange Commission (File No. 333-153305) dated September 11, 2008.

Date: March 31, 2009
SRK CONSULTING
(SOUTH AFRICA) (PTY) LTD.

By: /s/ H.G. Waldeck Name: H.G. Waldeck Title: Partner and Principal Mining Engineer

EXHIBIT 99.24

CONSENT OF AMEC

The undersigned hereby consents to the use of “AMEC” in connection with the following, which are being filed as exhibits to and incorporated by reference into the annual report on Form 40-F of Banro Corporation (the “Company”) being filed with the United States Securities and Exchange Commission:

1.

Information in the technical report dated February 27, 2009 entitled “Updated Resources Statement & Feasibility Study NI 43-101 Technical Report, Twangiza Gold Project, South Kivu Project, Democratic Republic of the Congo” (the “Twangiza Report”); and

2.	The annual information form of the Company dated March 30, 2009, which includes reference to my name in connection with information relating to the Twangiza Report.

The undersigned also consents to the incorporation by reference of the Twangiza Report and of this consent as exhibits to the Form F-10 of the Company filed with the United States Securities and Exchange Commission (File No. 333-153305) dated September 11, 2008.

Date: March 31, 2009
AMEC

By: /s/ P.C. Molloy Name: P.C. Molloy Title: Associate Director, Engineering AMEC Earth & Environmental (UK) Ltd.