Form 40-F
period 2009-12-31
BANRO CORP
filed 2010-03-29
CIK 1286597

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

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

DL Services, Inc. Columbia Center 701 5th Avenue, Suite 6100 Seattle, WA 98104 (206) 903-8800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common shares, no par value Warrants	NYSE Amex Equities NYSE Amex Equities

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form          ☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 105,961,938

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.   ☒  Yes      ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   ☐  Yes   ☐ No

EXPLANATORY NOTE

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

Exhibits 99.1, 99.2, 99.3 and 99.6 through 99.21 are incorporated by reference as exhibits to the Company’s Registration Statement on Form F-10 (File No. 333-153305).

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

Statements concerning mineral resource and mineral reserve estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “is expected”, “anticipates”, “plans”, “estimates” or “intends”, or negatives of such words or phrases, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved or the negative of such statements) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	risks related to all of our gold properties being in the Democratic Republic of the Congo, including political, economic, and regulatory instability;

•	risk related to our lack of profitability;

•	risks related to turmoil in global financial markets which exposes the Company to liquidity risk;

•	risks related to our need for and ability to obtain additional financing;

•	risks related to our history of losses, which we expect to continue to incur in the future;

•	risks related to uncertainty in our ability to fund the development of our mineral properties or the completion of further exploration programs;

•	risks related to differences between U.S. and Canadian practices for reporting mineral resources and mineral reserves;

•
risks related to our mineral resource and mineral reserve figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated;

•	risks related to changes in the market price of gold which in the past has fluctuated widely and which could affect the viability of our operations and financial condition;

•	risks related to currency fluctuations;

•	risks related to the inherently dangerous activity of mining, including conditions or events beyond our control;

•	risks related to governmental policies and regulations and changes thereto;

•	risks related to our dependence on limited properties;

•	risks related to uncertainty in our ability to obtain and maintain certain permits necessary to our current and anticipated operations;

•	risks related to our business being subject to environmental laws and regulations which may increase our costs of doing business and restrict our operations;

•	risks related to uncertainty involved in interpreting drilling results and other geological data;
•	risks related to uncertainty in our ability to attract and maintain qualified management to meet the needs of our anticipated growth and risks relating to our ability to manage our growth effectively;

•	risks related to our ability to acquire additional commercially mineable mineral rights;

•	risks related to the integration of any new acquisitions into our existing operations;

•	risks related to increased competition in the mining industry that could adversely affect our ability to attract necessary capital funding; and

•	risks related to our officers and directors being or becoming associated with other natural resource companies which may give rise to conflicts of interests.

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

NOTE TO UNITED STATES READERS-
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed with this report on Form 40-F, in accordance with Canadian generally accepted accounting principles (“GAAP”), and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies. Significant differences between Canadian GAAP and United States GAAP are described in Note 15 of the comparative audited consolidated financial statements of the Company.

The Company’s Annual Information Form (“AIF”) filed as Exhibit 99.1 to this annual report on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. National Instrument 43-101- Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and reserve and resource information incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. One consequence of these differences is that “reserves” calculated in accordance with Canadian standards may not be “reserves” under the SEC standards. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Act of 1933, as amended.  Under U.S. standards, mineralization may not be classified as a “reserve” unless a determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2009, based upon the noon buying rate payable in Canadian dollars as certified for customs purposes by the Bank of Canada, was U.S.$1.00 = CDN$1.0466.

ANNUAL INFORMATION FORM

The Company’s Annual Information Form for the fiscal year ended December 31, 2009 is filed as Exhibit 99.1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited consolidated financial statements of the Company as at and for the years ended December 31, 2008 and 2009, including the report of the independent auditor with respect thereto, are filed as Exhibit 99.3 and incorporated by reference in this annual report on Form 40-F. For a reconciliation of important differences between Canadian and United States GAAP, see Note 15 to the Company’s audited consolidated financial statements.

Management’s Discussion and Analysis

The Company’s management’s discussion and analysis of the audited annual consolidated financial statements (“MD&A”) is filed as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Exchange Act). Based on that evaluation the CEO and the CFO have concluded that as of the end of the period covered by this report, the Company’s disclosure controls and procedures were adequately designed and effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with GAAP.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria set forth in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2009, and no material weaknesses were discovered.

This report is required for U.S. reporting purposes as the Company is a “foreign private issuer” as defined in Rule 3b-4 of the Exchange Act, and as the Registrant is an “accelerated filer ”, the Company is required to provide an auditor’s attestation report on internal control over financial reporting. The Company’s auditor has attested to the Company’s internal controls over financial reporting for the year ended December 31, 2009. The auditor’s attestation is filed with the audited consolidated financial statements in Exhibit 99.3 hereto and is incorporated by reference in this annual report on Form 40-F.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the period covered by this annual report on Form 40-F, no changes occurred in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

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

CORPORATE GOVERNANCE

The Company is required to describe its practices with regards to corporate governance on an annual basis in the Company’s information circular in accordance with the disclosure requirements of Canadian National Instrument 58-101 Disclosure of Corporate Governance Practices. The Company is also listed on the NYSE Amex Equities (“NYSE Amex”) and complies as necessary with the rules and guidelines of the NYSE Amex and the SEC. The Company reviews its governance practices on an ongoing basis to ensure it is in compliance. The Company is complying with applicable new and revised rules and regulations, introduced pursuant to the Sarbanes-Oxley Act of 2002 in the United States by the SEC and the NYSE Amex, except as otherwise disclosed.

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

AUDIT COMMITTEE

The Board has a separately designated standing Audit Committee established in accordance with Rule 10A-3 under the Exchange Act and the rules of the NYSE Amex. The members of the Company’s Audit Committee are identified on pages 44 and 45 of the Annual Information Form, attached herewith as Exhibit 99.1 and incorporated by reference. In the opinion of the Board, all members of the Audit Committee are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the NYSE Amex) and are financially literate.

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

The Audit Committee meets with the CEO and CFO and the Company’s independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls, as well as audit procedures and audit plans. The Audit Committee also recommends to the Board the auditors to be appointed. In addition, the Audit Committee reviews and recommends to the Board for approval the annual financial statements, and the related management’s discussion and analysis, and undertakes other activities required by regulatory authorities.

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

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

Deloitte & Touche LLP acted as the Company’s independent auditor for the fiscal year ended December 31, 2009. BDO Canada LLP acted as the Company’s independent auditor for the fiscal year ended December 31, 2008.  See page 46 of the Registrant’s Annual Information Form, which is attached hereto as Exhibit 99.1, for the total amount billed to the Company by, or the estimated total fees of, the Company’s auditors for services performed in respect of the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees).

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

See page 46 of the Registrant’s Annual Information Form incorporated by reference to this annual report as Exhibit 99.1.

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

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2009 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

CONSENT TO SERVICE OF PROCESS

The Registrant filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with respect to the class of securities in relation to which the obligation to file the Form 40-F arises.

Any change to the name or address of the agent for service of process of the Registrant shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the Registrant.

EXHIBITS
99.1	Annual Information Form of the Company for the year ended December 31, 2009

99.2	Management’s Discussion and Analysis

99.3	Annual Financial Statements

99.4	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.5	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.6	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants, Licensed Public Accountants

99.7	Consent of BDO Canada LLP

99.8	Consent of Michael Skead

99.9	Consent of Martin Pittuck

99.10	Consent of Daniel Bansah

99.11	Consent of Anthony Smith

99.12	Consent of Gareth O’Donovan

99.13	Consent of Neil Senior

99.14	Consent of H. G. Waldeck

99.15	Consent of SENET

99.16	Consent of SRK Consulting (UK) Ltd.

99.17	Consent of C. Molloy

99.18	Consent of J. Haile

99.19	Consent of SRK (South Africa) (Pty) Ltd.

99.20	Consent of AMEC

99.21	Consent of Knight Piesold Ltd.

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

BANRO CORPORATION

By:	/s/ Michael J. Prinsloo
Name: Michael J. Prinsloo
Title: President & Chief Executive Officer

Date: March 29, 2010