Form 40-F/A
period 2009-12-31
BANRO CORP
filed 2011-03-09
CIK 1286597

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
to
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

DL Services,Inc. Columbia Center 701 5th Avenue, Suite 6100 Seattle, WA 98104 (206) 903-8800
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

This amendment number one to the Annual Report on Form 40-F, as previously filed on March 29, 2010, is being filed to include the audit report of BDO Canada LLP for the financial statements of the Registrant as of December 31, 2008, incorporated by reference herein as Exhibit 99.22.  No other changes to the Form 40-F have been made.

EXHIBITS
99.1*	Annual Information Form of the Company for the year ended December 31, 2009

99.2*	Management’s Discussion and Analysis

99.3*	Annual Financial Statements

99.4	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.5	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.6*	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants, Licensed Public Accountants

99.7	Consent of BDO Canada LLP

99.8*	Consent of Michael Skead

99.9*	Consent of Martin Pittuck

99.10*	Consent of Daniel Bansah

99.11*	Consent of Anthony Smith

99.12*	Consent of Gareth O’Donovan

99.13*	Consent of Neil Senior

99.14*	Consent of H. G. Waldeck

99.15*	Consent of SENET

99.16*	Consent of SRK Consulting (UK) Ltd.

99.17*	Consent of C. Molloy

99.18*	Consent of J. Haile

99.19*	Consent of SRK (South Africa) (Pty) Ltd.

99.20*	Consent of AMEC

99.21*	Consent of Knight Piesold Ltd.

99.22	Audit report of BDO Canada LLP

* Previously filed

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

BANRO CORPORATION

By:	/s/ Simon F.W. Village
Name: Simon F.W. Village
Title: Interim President + CEO

Date: March 9, 2011