Form 40-F
BANRO CORP
filed 2011-03-29
CIK 1286597

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

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

DL Services,Inc. Columbia Center 701 5th Avenue, Suite 6100 Seattle, WA 98104 (206) 903-8800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common shares, no par value	NYSE Amex LLC
Warrants	NYSE Amex LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form          ☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 173,061,938

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.   ☒  Yes      ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   ☐  Yes   ☐ No

EXPLANATORY NOTE

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

•	risks related to changes in the market price of gold which in the past has fluctuated widely and which could affect the viability of our operations and financial condition;

•	risks related to currency fluctuations;

•	risks related to the inherently dangerous activity of mining, including conditions or events beyond our control; and

•	risk of implementation of proposed SEC rules that may affect mining operations in the Democratic Republic of the Congo.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2010, based upon the noon buying rate payable in Canadian dollars as certified for customs purposes by the Bank of Canada, was U.S.$1.00 = CDN$.9946.

ANNUAL INFORMATION FORM

The Company’s Annual Information Form for the fiscal year ended December 31, 2010 is filed as Exhibit 99.1 and incorporated by reference in this Annual Report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited consolidated financial statements of the Company as at and for the years ended December 31, 2009 and 2010, including the report of the independent auditor with respect thereto, are filed as Exhibit 99.3 and incorporated by reference in this Annual Report on Form 40-F. For a reconciliation of important differences between Canadian and United States GAAP, see Note 17 to the Company’s audited consolidated financial statements.

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

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria set forth in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2010, and no material weaknesses were discovered.

This report is required for U.S. reporting purposes as the Company is a “foreign private issuer” as defined in Rule 3b-4 of the Exchange Act, and as the Registrant is an “accelerated filer ”, the Company is required to provide an auditor’s attestation report on internal control over financial reporting. The Company’s auditor has attested to the Company’s internal controls over financial reporting for the year ended December 31, 2010. The auditor’s attestation is filed with the audited consolidated financial statements in Exhibit 99.3 hereto and is incorporated by reference in this Annual Report on Form 40-F.

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

CORPORATE GOVERNANCE

The Company is required to describe its practices with regards to corporate governance on an annual basis in the Company’s information circular in accordance with the disclosure requirements of Canadian National Instrument 58-101 Disclosure of Corporate Governance Practices. The Company is also listed on the NYSE Amex LLC (“NYSE Amex”) and complies as necessary with the rules and guidelines of the NYSE Amex and the SEC. The Company reviews its governance practices on an ongoing basis to ensure it is in compliance. The Company is complying with applicable new and revised rules and regulations, introduced pursuant to the Sarbanes-Oxley Act of 2002 in the United States by the SEC and the NYSE Amex, except as otherwise disclosed.

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

AUDIT COMMITTEE

The Board has a separately designated standing Audit Committee established in accordance with Rule 10A-3 under the Exchange Act and the rules of the NYSE Amex. The members of the Company’s Audit Committee are identified on page 57 of the Annual Information Form, attached herewith as Exhibit 99.1 and incorporated by reference. In the opinion of the Board, all members of the Audit Committee are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the NYSE Amex) and are financially literate.

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

Audit Committee Charter

The Company’s Audit Committee charter is available on the Company’s website at www.banro.com or in print to any shareholder who provides the Company with a written request to the Chief Financial Officer, 1 First Canadian Place, 100 King Street West, Suite 7070, Toronto, Ontario,  M5X 1E3, Canada. A copy of the Audit Committee charter is also attached as Schedule “A” to the Company’s Annual Information Form which is filed as Exhibit 99.1 and incorporated by reference into this Annual Report on Form 40-F.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

Deloitte & Touche LLP acted as the Company’s independent auditor for the fiscal years ended December 31, 2010 and 2009. See page 58 of the Registrant’s Annual Information Form, which is attached hereto as Exhibit 99.1, for the total amount billed to the Company by, or the estimated total fees of, the Company’s auditors for services performed in respect of the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees).

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

See page 58 of the Registrant’s Annual Information Form incorporated by reference into this Annual Report as Exhibit 99.1.

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

CONTRACTUAL OBLIGATIONS

The information provided under the heading “Management’s Discussion and Analysis — Contractual Obligations” contained in Exhibit 99.2 as filed with this Annual Report on Form 40-F contains the Company’s disclosure of contractual obligations and is incorporated by reference herein.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2010 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

Nominating Process: NYSE Amex requires that director nominations must be either selected or recommended to the Board by either a nominating committee or the majority of independent directors. In addition, NYSE Amex requires a formal written charter or board resolution addressing the nominations process.  Under the federal laws of Canada, the rules of the TSX and Ontario securities laws, Banro’s director nominations are not required to be selected or recommended to the Board by either a nominating committee or a majority of independent directors and Banro is not required to adopt a formal written charter or board resolution addressing the nominations process.

The foregoing are consistent with the laws in Canada.

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

Any change to the name or address of the agent for service of process of the Registrant shall be communicated promptly to the SEC by an amendment to the Form F-X referencing the file number of the Registrant.

EXHIBITS

99.1	Annual Information Form of the Company for the year ended December 31, 2010

99.2	Management’s Discussion and Analysis

99.3	Annual Financial Statements, including the report of the auditor thereon

99.4	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.5	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.6	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants, Licensed Public Accountants

99.7	Consent of Michael Skead

99.8	Consent of Martin Pittuck

99.9	Consent of Daniel Bansah

99.10	Consent of Gareth O’Donovan

99.11	Consent of H. G. Waldeck

99.12	Consent of SENET

99.13	Consent of SRK Consulting (UK) Ltd.

99.14	Consent of R. Rautenbach

99.15	Consent of R. Bolton

99.16	Consent of S. Cremin

99.17	Consent of SRK (South Africa) (Pty) Ltd.

99.18	Consent of Metago Environmental Engineers (Pty) Ltd

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

BANRO CORPORATION

By:	/s/ Simon Village
Name: Simon Village
Title: Interim President & Chief Executive Officer

Date: March 29, 2011