Form 40-F
period 2011-12-31
BANRO CORP
filed 2012-03-27
CIK 1286597

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 197,075,576

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.   ☒  Yes      ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   ☐  Yes   ☐ No

EXPLANATORY NOTE

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

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning mineral resource and mineral reserve estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “is expected”, “anticipates”, “plans”, “estimates” or “intends”, or negatives of such words or phrases, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved or the negative of such statements) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	risk related to the uncertainty of estimates of capital and operating costs, production and economic returns;

•	risk related to uncertainties relating to the estimates and assumptions used in the economic studies of the Company’s projects;

•	risks related to the early state of gold production at the Company’s Twangiza mine;

•	risk of the failure to establish estimated mineral resources or mineral reserves;

•	risks related to fluctuations in gold prices and currency exchange rates;

•	risks related to inflation;

•	risk of gold recoveries being less than those indicated by the metallurgical testwork carried out to date;

•	risks related to changes in equity markets;

•	risks related to political developments in the Democratic Republic of the Congo;

•	risks related to lack of infrastructure;

•	risk of the failure to procure or maintain, or delays in procuring or maintaining, permits and approvals;

•	risk of lack of availability at a reasonable cost or at all, of plants, equipment or labor;

•	risk of inability to attract and retain key management and personnel;

•	risk of changes to regulations or policies affecting the Company’s activities;

•	risks of uncertainties relating to the availability and costs of financing in the future;

•	risks of uncertainties involved in interpreting drilling results and other geological data;

•	risks related to the Company’s history of losses;

•	risks related to the Company’s ability to acquire additional commercially mineable mineral rights;

•	risks related to increased competition in the mining industry; and

•	risk of adoption of proposed SEC rules that may affect mining operations in the Democratic Republic of the Congo.

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

NOTE TO UNITED STATES READERS-

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed with this report on Form 40-F, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. They may not be comparable to financial statements of United States companies.

RESOURCE AND RESERVE ESTIMATES

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 30, 2011, based upon the noon buying rate payable in Canadian dollars as certified for customs purposes by the Bank of Canada, was U.S.$1.00 = CDN$1.0170.

ANNUAL INFORMATION FORM

The Company’s Annual Information Form for the fiscal year ended December 31, 2011 is filed as Exhibit 99.1 and incorporated by reference in this Annual Report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS AND

MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited consolidated financial statements of the Company as at and for the years ended December 31, 2011 and 2010, including the report of the independent registered chartered accountants with respect thereto, are filed as Exhibit 99.3 and incorporated by reference in this Annual Report on Form 40-F.

Management’s Discussion and Analysis

The Company’s management’s discussion and analysis of the audited annual consolidated financial statements is filed as Exhibit 99.2 and incorporated by reference in this Annual Report on Form 40-F.

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

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with IFRS.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria set forth in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2011, and no material weaknesses were discovered.

This report is required for U.S. reporting purposes as the Company is a “foreign private issuer” as defined in Rule 3b-4 of the Exchange Act, and as the Company is an “accelerated filer ”, the Company is required to provide an auditor’s attestation report on internal control over financial reporting. The Company’s auditor has attested to the Company’s internal controls over financial reporting for the year ended December 31, 2011. The auditor’s attestation report is filed with the audited consolidated financial statements in Exhibit 99.3 hereto and is incorporated by reference in this Annual Report on Form 40-F.

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

AUDIT COMMITTEE

The Board has a separately designated standing Audit Committee established in accordance with Rule 10A-3 under the Exchange Act and the rules of the NYSE Amex. The members of the Company’s Audit Committee are identified on page 56 of the Annual Information Form, attached herewith as Exhibit 99.1 and incorporated by reference. In the opinion of the Board, all members of the Audit Committee are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the NYSE Amex) and are financially literate.

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

The Audit Committee meets with the CEO and CFO and the Company’s independent auditor to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls, as well as audit procedures and audit plans. The Audit Committee also recommends to the Board the auditors to be appointed. In addition, the Audit Committee reviews and recommends to the Board for approval the annual financial statements, and the related management’s discussion and analysis, and undertakes other activities required by regulatory authorities.

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

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

Deloitte & Touche LLP acted as the Company’s independent auditor for the fiscal years ended December 31, 2011 and 2010. See page 58 of the Registrant’s Annual Information Form, which is attached hereto as Exhibit 99.1, for the total fees of the Company’s auditor in the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees).

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY

INDEPENDENT AUDITORS

See page 58 of the Registrant’s Annual Information Form incorporated by reference to this Annual Report as Exhibit 99.1.

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

It is a requirement of applicable corporate law that directors and officers who have an interest in a material transaction or material agreement with the Company disclose that interest and, in the case of directors, abstain from voting in respect of same except in certain limited circumstances. These requirements are also contained in the Company’s by-law, which is made available to the directors and officers of the Company.

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

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2011 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

Nominating Process: NYSE Amex requires that director nominations must be either selected or recommended to the Board by either a nominating committee or a majority of independent directors. In addition, the NYSE Amex requires a formal written charter or board resolution addressing the nominations process. Under the federal laws of Canada, the rules of the Toronto Stock Exchange and Ontario securities laws, Banro’s director nominations are not required to be selected or recommended to the Board by either a nominating committee or a majority of independent directors and Banro is not required to adopt a formal written charter or board resolution addressing the nominations process.

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

MINE SAFETY DISCLOSURE

Not applicable.

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an Annual Report on Form 40-F arises; or transactions in said securities.

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

EXHIBITS

99.1	Annual Information Form of the Company for the year ended December 31, 2011

99.2	Management’s Discussion and Analysis

99.3	Annual Consolidated Financial Statements, including the report of the independent registered chartered accountants thereon

99.4	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.5	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.6	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants, Licensed Public Accountants

99.7	Consent of Michael Skead

99.8	Consent of Martin Pittuck

99.9	Consent of Daniel Bansah

99.10	Consent of A. Gareth O’Donovan

99.11	Consent of H. G. Waldeck

99.12	Consent of SENET

99.13	Consent of SRK Consulting (UK) Ltd.

99.14	Consent of SRK (South Africa) (Pty) Ltd

99.15	Consent of R. Rautenbach

99.16	Consent of R. Bolton

99.17	Consent of Metago Environmental Engineers (Pty) Ltd.

99.18	Consent of G. Chapman

99.19	Consent of A. Clay

99.20	Consent of Venmyn Rand (Pty) Ltd

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

BANRO CORPORATION

By:	/s/ Simon Village
Name: Simon Village
Title: President & Chief Executive Officer

Date: March 26, 2012