Form 40-F
period 2012-12-31
BANRO CORP
filed 2013-03-27
CIK 1286597

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

DL Services Inc. Columbia Center 701 5th Avenue, Suite 6100 Seattle, WA 98104 (206) 903-8800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common shares, no par value	NYSE MKT LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form          ☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 201,882,038

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.   ☒  Yes      ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   ☐  Yes   ☐ No

EXPLANATORY NOTE

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

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning mineral resource and mineral reserve estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “is expected”, “anticipates”, “plans”, “estimates” or “intends”, or negatives of such words or phrases, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved or the negative of such statements) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	risk related to the uncertainty of estimates of capital and operating costs, production and economic returns;

•	risk related to uncertainties relating to the estimates and assumptions used in the economic studies of the Company’s projects;

•	risks related to the early state of gold production at the Company’s Twangiza mine;

•	risk of the failure to establish estimated mineral resources or mineral reserves;

•	risks related to fluctuations in gold prices and currency exchange rates;

•	risks related to inflation;

•	risk of gold recoveries being less than those indicated by the metallurgical testwork carried out to date or less than those expected following the planned expansion of the Twangiza plant;

•	risks related to changes in equity markets;

•	risks related to political developments in the Democratic Republic of the Congo;

•	risks related to lack of infrastructure;

•	risks related to the implementation of rules adopted by the U.S. Securities and Exchange Commission that may affect mining operations in the Democratic Republic of the Congo;

•	risk of the failure to procure or maintain, or delays in procuring or maintaining, permits and approvals;

•	risk of lack of availability at a reasonable cost or at all, of plants, equipment or labor;

•	risk of inability to attract and retain key management and personnel;

•	risk of changes to regulations or policies affecting the Company’s activities;

•	risks of uncertainties relating to the availability and costs of financing in the future;

•	risks of uncertainties involved in interpreting drilling results and other geological data;

•	risks related to the Company’s history of losses;

•	risks related to the Company’s ability to acquire additional commercially mineable mineral rights;

•	risks related to increased competition in the mining industry; and

•	risks related to the integration of any new acquisitions into the Company’s existing operations.

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

NOTE TO UNITED STATES READERS-

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed with this report on Form 40-F, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). They may not be comparable to financial statements of United States companies.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2012, based upon the noon buying rate payable in Canadian dollars as certified for customs purposes by the Bank of Canada, was U.S.$1.00 = CDN$0.9949.

ANNUAL INFORMATION FORM

The Company’s Annual Information Form for the fiscal year ended December 31, 2012 is filed as Exhibit 99.1 and incorporated by reference in this Annual Report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited consolidated financial statements of the Company as at and for the years ended December 31, 2012 and 2011, including the report of the independent registered chartered accountants with respect thereto, are filed as Exhibit 99.3 and incorporated by reference in this Annual Report on Form 40-F.

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

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this Annual Report, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Exchange Act). Based on that evaluation the CEO and the CFO have concluded that as of the end of the period covered by this Annual Report, the Company’s disclosure controls and procedures were adequately designed and effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

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

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria set forth in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2012, and no material weaknesses were discovered.

This report is required for U.S. reporting purposes as the Company is a “foreign private issuer” as defined in Rule 3b-4 of the Exchange Act, and as the Company is an “accelerated filer”, the Company is required to provide an auditor’s attestation report on internal control over financial reporting. The Company’s auditor has attested to the Company’s internal controls over financial reporting for the year ended December 31, 2012. The auditor’s attestation report is filed with the audited consolidated financial statements in Exhibit 99.3 hereto and is incorporated by reference in this Annual Report on Form 40-F.

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

CORPORATE GOVERNANCE

The Company is required to describe its practices with regards to corporate governance on an annual basis in the Company’s information circular in accordance with the disclosure requirements of Canadian National Instrument 58-101 Disclosure of Corporate Governance Practices. The Company is also listed on the NYSE MKT LLC (“NYSE MKT”) and complies as necessary with the rules and guidelines of the NYSE MKT and the SEC. The Company reviews its governance practices on an ongoing basis to ensure it is in compliance. The Company is complying with applicable new and revised rules and regulations, introduced pursuant to the Sarbanes-Oxley Act of 2002 in the United States by the SEC and the NYSE MKT, except as otherwise disclosed.

The Company’s board of directors (the “Board”) is responsible for the Company’s corporate governance policies and has separately designated a standing Compensation Committee. The Board has determined that two out of the three members of the Compensation Committee are independent based on the criteria for independence and unrelatedness prescribed by the Exchange Act and the NYSE MKT.

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

AUDIT COMMITTEE

The Board has a separately designated standing Audit Committee established in accordance with Rule 10A-3 under the Exchange Act and the rules of the NYSE MKT. The members of the Company’s Audit Committee are identified on page 69 of the Annual Information Form, attached herewith as Exhibit 99.1 and incorporated by reference. In the opinion of the Board, two of the three members of the Audit Committee are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the NYSE MKT) and all three members are financially literate.

Audit Committee Financial Expert

The Board has determined that Bernard van Rooyen is the financial expert, in that he has an understanding of generally accepted accounting principles and financial statements; is able to assess the general application of accounting principles in connection with the accounting for estimates, accruals and reserves; has experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues comparable to the breadth and level of complexity of issues that can reasonably be expected to be raised by the Company’s financial statements (or actively supervising another person who did so); has an understanding of internal controls and procedures for financial reporting; and has an understanding of audit committee functions.

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

Audit Committee Charter

The Company’s Audit Committee charter is available on the Company’s website at www.banro.com or in print to any shareholder who provides the Company with a written request to the Chief Financial Officer, 1 First Canadian Place, 100 King Street West, Suite 7070, Toronto, Ontario, M5X 1E3, Canada. A copy of the Audit Committee charter is also attached as Schedule “B” to the Company’s Annual Information Form which is filed as Exhibit 99.1 and incorporated by reference into this Annual Report on Form 40-F.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

Deloitte LLP acted as the Company’s independent auditor for the fiscal years ended December 31, 2012 and 2011. See page 70 of the Registrant’s Annual Information Form, which is attached hereto as Exhibit 99.1, for the total fees of the Company’s auditor in the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees).

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY

INDEPENDENT AUDITORS

See page 71 of the Registrant’s Annual Information Form incorporated by reference into this Annual Report as Exhibit 99.1.

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

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2012 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

NYSE MKT CORPORATE GOVERNANCE

The Company’s common shares are listed on NYSE MKT. Section 110 of the NYSE MKT Company Guide permits NYSE MKT to consider the laws, customs and practices of foreign issuers, and to grant exemptions from NYSE MKT listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE MKT standards is as follows:

Shareholder Meeting Quorum Requirement: NYSE MKT minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on NYSE MKT is required to state its quorum requirement in its by-law. The Company’s quorum requirement is set forth in its by-law, which provides that a quorum for the transaction of business at any meeting of shareholders shall be two persons entitled to vote thereat present in person or represented by proxy.

Proxy Delivery Requirement: NYSE MKT requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Shareholder Approval Requirements: NYSE MKT requires a listed company to obtain the approval of its shareholders for certain types of securities issuances, including private placements that may result in the issuance of common shares (or securities convertible into common shares) equal to 20% or more of presently outstanding shares for less than the greater of book or market value of the shares. In general, the rules of the Toronto Stock Exchange are similar, but there are some differences including the threshold for shareholder approval set at 25% of outstanding shares. The Company will seek a waiver from NYSE MKT’s shareholder approval requirements in circumstances where the securities issuance does not trigger such a requirement under the rules of the Toronto Stock Exchange.

Nominating Process: NYSE MKT requires that director nominations must be either selected or recommended to the Board by either a nominating committee or a majority of independent directors. In addition, the NYSE MKT requires a formal written charter or board resolution addressing the nominations process. Under the federal laws of Canada, the rules of the Toronto Stock Exchange and Ontario securities laws, Banro’s director nominations are not required to be selected or recommended to the Board by either a nominating committee or a majority of independent directors and Banro is not required to adopt a formal written charter or board resolution addressing the nominations process.

Independence of Directors: NYSE MKT requires that the majority of a company's directors be independent. The Company does not have a majority of independent directors, but does satisfy the requirements of applicable Canadian laws with respect to the composition of its board of directors.

The foregoing are consistent with the laws, customs and practices in Canada.

In addition, the Company may from time-to-time seek relief from NYSE MKT corporate governance requirements on specific transactions under Section 110 of the NYSE MKT Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, we shall make the disclosure of such transactions available on our website at www.banro.com. Information contained on our website is not part of this Annual Report.

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

EXHIBITS

99.1	Annual Information Form of the Company for the year ended December 31, 2012

99.2	Management’s Discussion and Analysis

99.3	Annual Consolidated Financial Statements, including the report of the independent registered chartered accountants thereon

99.4	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.5	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.6	Consent of Deloitte LLP, Independent Registered Chartered Accountants, Licensed Public Accountants

99.7	Consent of Martin Pittuck

99.8	Consent of Daniel Bansah

99.9	Consent of A. Gareth O’Donovan

99.10	Consent of SENET

99.11	Consent of SRK Consulting (UK) Ltd.

99.12	Consent of A. Clay

99.13	Consent of Venmyn Deloitte

99.14	Consent of Chris Bawah

99.15	Sections 6, 11, 12 and 13 (which sections are entitled “Geological Setting”, “Sampling Method and Approach”, “Sample Preparation, Analyses and Security” and “Data Verification” respectively) of the Technical Report dated March 9, 2011 (as revised on March 24, 2011) entitled “Economic Assessment NI 43-101 Technical Report, Twangiza Phase 1 Gold Project, South Kivu Province, Democratic Republic of the Congo”( incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 6-K furnished to the Commission on March 28, 2011).

99.16	Sections 6.1, 6.2, 8, 9, 10 and 11 (which sections are entitled “Regional Geology”, “Local Geology”, “Exploration”, “Drilling”,“Sample Preparation, Analyses and Security” and “Data Verification” respectively) of the Technical Report entitled “National Instrument 43-101 Independent Technical Report on the Namoya Gold Project, Maniema Province, Democratic Republic of the Congo," dated January 24, 2012 (incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 6-K furnished to the Commission on March 12, 2012).

99.17	Section 2 (entitled "Regional Geology") and section 3 (entitled "Kamituga") of the Technical Report entitled "NI 43-101 Technical Report Resource Estimation and Exploration Potential at the Kamituga, Lugushwa and Namoya Concessions, Democratic Republic of Congo," dated February 2005 (incorporated by reference to the Registrant’s Current Report on Form 6-K furnished to the Commission on August 19, 2008).

99.19	Technical Report dated March 15, 2013 entitled "Independent National Instrument 43-101 Technical Report on the Lugushwa Gold Project, South Kivu Province, Democratic Republic of the Congo" (incorporated by reference to the Registrant’s Current Report on Form 6-K furnished to the Commission on March 21, 2013).

99.20	Press release dated November 15, 2012 entitled “Banro Provides Exploration Update for Projects in the DRC, Including Significant Drill Intersections at Namoya, Lugushwa and Kamituga”(incorporated by reference to the Registrant’s Current Report on Form 6-K furnished to the Commission on November 16, 2012).

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

BANRO CORPORATION

By:	/s/ Dr. John Clarke
Name: Dr. John Clarke
Title: Interim President & Chief Executive Officer

Date: March 26, 2013