Form 40-F
period 2013-12-31
BANRO CORP
filed 2014-03-31
CIK 1286597

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

Commission file number: 001-32399

BANRO CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Canada	1040	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

1 First Canadian Place
100 King Street West, Suite 7070
Toronto, Ontario M5X 1E3, Canada
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 252,100,672

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes       ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   ☐  Yes   ☐ No

EXPLANATORY NOTE

Banro Corporation (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its Annual Report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act ”) on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned production from, and exploration and development of, its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning mineral resource and mineral reserve estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “is expected”, “anticipates”, “plans”, “estimates” or “intends”, or negatives of such words or phrases, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved or the negative of such statements) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	risk related to the uncertainty of estimates of capital and operating costs, production and economic returns;

•	risk related to uncertainties relating to the estimates and assumptions used in the economic studies of the Company’s projects;

•	risks related to the early state of gold production at the Company’s Twangiza mine;

•	risks related to delays in achieving commercial gold production at the Company’s Namoya mine by the end of the second quarter of 2014 as planned;

•	risks related to the Company’s current level of indebtedness or risks related to obligations with respect to currently outstanding preferred shares;

•	risk of the failure to establish estimated mineral resources or mineral reserves;

•	risks related to fluctuations in gold prices and currency exchange rates;

•	risks related to inflation;

•	risk of gold recoveries being less than those indicated by the metallurgical testwork carried out to date or less than those expected following the planned expansion of the Twangiza plant;

•	risks related to changes in equity markets;

•	risks related to political developments in the Democratic Republic of the Congo;

•	risks related to lack of infrastructure;

•	risks related to the implementation of rules adopted by the United States Securities and Exchange Commission that may affect mining operations in the Democratic Republic of the Congo;

•	risk of the failure to procure or maintain, or delays in procuring or maintaining, permits and approvals;

•	risk of lack of availability at a reasonable cost or at all, of plants, equipment or labor;

•	risk of inability to attract and retain key management and personnel;

•	risk of changes to regulations or policies affecting the Company’s activities;

•	risks of uncertainties relating to the availability and costs of financing in the future;

•	risks of uncertainties involved in interpreting drilling results and other geological data;

•	risks related to the Company’s history of losses;

•	risks related to the Company’s ability to acquire additional commercially mineable mineral rights;

•	risks related to increased competition in the mining industry; and

•	risks related to the integration of any new acquisitions into the Company’s existing operations.

This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the exhibits attached to this Annual Report on Form 40-F. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

NOTE TO UNITED STATES READERS

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed with this Annual Report on Form 40-F, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). They may not be comparable to financial statements of United States companies.

RESOURCE AND RESERVE ESTIMATES

The Company’s Annual Information Form (“AIF”) filed as Exhibit 99.1 to this Annual Report on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. National Instrument 43-101- Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and reserve and resource information incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. One consequence of these differences is that “reserves” calculated in accordance with Canadian standards may not be “reserves” under the SEC standards. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum - CIM Definition Standards on Mineral Resources and Mineral Reserves , adopted by the CIM Council, as amended. These definitions differ from the definitions in the SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Act of 1933, as amended. Under U.S. standards, mineralization may not be classified as a “reserve” unless a determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2013, based upon the noon buying rate payable in Canadian dollars as certified for customs purposes by the Bank of Canada, was U.S.$1.00 = CDN$1.0636.

ANNUAL INFORMATION FORM

The Company’s Annual Information Form for the fiscal year ended December 31, 2013 is filed as Exhibit 99.1 and incorporated by reference in this Annual Report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited consolidated financial statements of the Company as at and for the years ended December 31, 2013 and 2012, including the report of the independent registered public accounting firm with respect thereto, are filed as Exhibit 99. 3 and incorporated by reference in this Annual Report on Form 40-F.

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

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this Annual Report on Form 40-F, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Exchange Act). Based on that evaluation the CEO and the CFO have concluded that as of the end of the period covered by this Annual Report on Form 40-F, the Company’s disclosure controls and procedures were adequately designed and effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

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

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria set forth in Internal Control – Integrated Framework (1992), issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2013, and no material weaknesses were discovered.

This report is required for U.S. reporting purposes as the Company is a “foreign private issuer” as defined in Rule 3b-4 of the Exchange Act, and as the Company is an “accelerated filer”, the Company is required to provide an auditor’s attestation report on internal control over financial reporting. The Company’s auditor has attested to the Company’s internal control over financial reporting as of December 31, 2013.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The attestation report is filed with the audited consolidated financial statements in Exhibit 99.3 hereto and is incorporated by reference in this Annual Report on Form 40-F.

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

The Company’s board of directors (the “Board”) is responsible for the Company’s corporate governance policies and has separately designated a standing Compensation Committee. The Board has determined that all three members of the Compensation Committee are independent based on the criteria for independence and unrelatedness prescribed by the Exchange Act and the NYSE MKT.

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

AUDIT COMMITTEE

The Board has a separately designated standing Audit Committee established in accordance with Rule 10A-3 under the Exchange Act and the rules of the NYSE MKT. The members of the Company’s Audit Committee are identified on page 74 of the Annual Information Form, attached herewith as Exhibit 99.1 and incorporated by reference. In the opinion of the Board, all of the members of the Audit Committee are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the NYSE MKT) and all three members are financially literate.

Audit Committee Financial Expert

The Board has determined that Derrick H. Weyrauch is the financial expert, in that he has an understanding of generally accepted accounting principles and financial statements; is able to assess the general application of accounting principles in connection with the accounting for estimates, accruals and reserves; has experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues comparable to the breadth and level of complexity of issues that can reasonably be expected to be raised by the Company’s financial statements (or actively supervising another person who did so); has an understanding of internal controls and procedures for financial reporting; and has an understanding of audit committee functions.

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

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

Deloitte LLP acted as the Company’s independent auditors for the fiscal years ended December 31, 2013 and 2012. See page 75 of the Registrant’s Annual Information Form, which is attached hereto as Exhibit 99.1, for the total fees of the Company’s auditor for the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees).

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY

 INDEPENDENT AUDITORS

See page 75 of the Registrant’s Annual Information Form incorporated by reference into this Annual Report as Exhibit 99.1.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading “Management’s Discussion and Analysis — Contractual Obligations” contained in Exhibit 99.2 as filed with this Annual Report on Form 40-F contains the Company’s tabular disclosure of contractual obligations and is incorporated by reference herein.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2013 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

Nominating Process: NYSE MKT requires that director nominations must be either selected or recommended to the Board by either a nominating committee or a majority of independent directors. In addition, the NYSE MKT requires a formal written charter or board resolution addressing the nominations process. The Company has such a nominating committee but has not adopted a formal written charter or board resolution addressing the nominations process. Such adoption is not required under applicable Canadian law or the rules of the Toronto Stock Exchange.

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

The Company has elected not to adopt Section 805(c) of the NYSE MKT Company Guide applicable to charters and independence of Compensation Committees of U.S. domestic issuers. As a foreign private issuer, the Company is not required to comply with these rules.

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

BANRO CORPORATION

By:	/s/ John Clarke
Name: John Clarke
Title: President & Chief Executive Officer

Date: March 29, 2014

EXHIBITS

99.1	Annual Information Form of the Company for the year ended December 31, 2013

99.2	Management’s Discussion and Analysis

99.3	Annual Consolidated Financial Statements, including the report of the independent registered public accounting firm thereon

99.4	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.5	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.6	Consent of Deloitte LLP, Independent Registered Public Accounting Firm

99.7	Consent of Martin Pittuck

99.8	Consent of Daniel Bansah

99.9	Consent of A. Gareth O’Donovan

99.10	Consent of SRK Consulting (UK) Ltd.

99.11	Consent of A. Clay

99.12	Consent of Venmyn Deloitte

99.13	Press release dated March 27, 2014 entitled “Banro Announces A Mineral Reserve Estimate At Its Namoya Gold Mine, Democratic Republic of the Congo” (incorporated by reference to the Registrant’s Current Report on Form 6-K furnished to the Commission on March 27, 2014).

99.14	Sections 6, 11, 12 and 13 (which sections are entitled “Geological Setting”, “Sampling Method and Approach”, “Sample Preparation, Analyses and Security” and “Data Verification” respectively) of the Technical Report dated March 9, 2011 (as revised on March 24, 2011) entitled “Economic Assessment NI 43-101 Technical Report, Twangiza Phase 1 Gold Project, South Kivu Province, Democratic Republic of the Congo”( incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 6-K furnished to the Commission on March 28, 2011).

99.15	Sections 6.1, 6.2, 8, 9, 10 and 11 (which sections are entitled “Regional Geology”, “Local Geology”, “Exploration”, “Drilling”,“Sample Preparation, Analyses and Security” and “Data Verification” respectively) of the Technical Report entitled “National Instrument 43-101 Independent Technical Report on the Namoya Gold Project, Maniema Province, Democratic Republic of the Congo," dated January 24, 2012 (incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 6-K furnished to the Commission on March 12, 2012).

99.16	Technical Report dated March 15, 2013 entitled "Independent National Instrument 43-101 Technical Report on the Lugushwa Gold Project, South Kivu Province, Democratic Republic of the Congo" (incorporated by reference to the Registrant’s Current Report on Form 6-K furnished to the Commission on March 21, 2013).

99.17	Section 2 (entitled "Regional Geology") and section 3 (entitled "Kamituga") of the Technical Report entitled "NI 43-101 Technical Report Resource Estimation and Exploration Potential at the Kamituga, Lugushwa and Namoya Concessions, Democratic Republic of Congo," dated February 2005 (incorporated by reference to the Registrant’s Current Report on Form 6-K furnished to the Commission on August 19, 2008).

99.18	Press release dated November 15, 2012 entitled “Banro Provides Exploration Update for Projects in the DRC, Including Significant Drill Intersections at Namoya, Lugushwa and Kamituga”(incorporated by reference to the Registrant’s Current Report on Form 6-K furnished to the Commission on November 16, 2012).