Form 20-F
period 2014-12-31
BANRO CORP
filed 2015-04-07
CIK 1286597

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________
FORM 20-F

[   ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2014

OR

[   ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to ______

OR

[   ]   SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 Date of event requiring this shell company report:

Commission file number: 001-32399

BANRO CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Canada
(Jurisdiction of Incorporation of Organization)

1 First Canadian Place, 100 King Street West, Suite 7070, Toronto, Ontario, M5X 1E3, Canada
(Address of Principal Executive Offices)

Contact: Geoffrey G. Farr; Phone: (416) 366-2221; Fax: (416) 366-7722; Address: 1 First Canadian Place,
100 King Street West, Suite 7070, Toronto, Ontario, M5X 1E3, Canada
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Class	Name of each exchange on which registered
Common Shares	NYSE MKT LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2014:
252,100,672 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [   ]      No [X]

If this is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes [   ]      No [X]

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X]      No [   ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes [   ]      No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer [   ]          Accelerated filer [X]           Non-accelerated filer [   ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting	Other [ ]
Standards as issued by the International
Accounting Standards Board [X]

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
[   ] Item 17           [   ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [   ]      No [X]

-ii-

BANRO CORPORATION - FORM 20-F

-iii-

(continued)

-iv-

(continued)

		Page

ITEM 18.	FINANCIAL STATEMENTS	103

ITEM 19.	EXHIBITS	103

-v-

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F ("Form 20-F") and the documents (or excerpts therefrom) incorporated by reference herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of Canadian provincial securities laws (such forward-looking statements and forward-looking information are referred to herein as "forward-looking statements"). Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. All statements, other than statements which are reporting results as well as statements of historical fact, that address activities, events or developments that Banro Corporation (the "Company" or "Banro") believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of gold production, revenue, cash flow and costs, estimated project economics, mineral resource and mineral reserve estimates, potential mineralization, potential mineral resources and mineral reserves, projected timing of future gold production, the Company's exploration, development and production plans and objectives with respect to its projects, and the closing of the second Twangiza gold forward sale and the Namoya gold streaming transactions announced in the Company’s February 27, 2015 press release and the anticipated effect of the said transactions on the Company's operations and financial condition) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual events or results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual events or results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production and economic returns; uncertainties relating to the estimates and assumptions used in the economic studies of the Company's projects; the early stage of gold production at the Company’s Twangiza and Namoya mines; delay in achieving commercial gold production at the Company’s Namoya mine; the Company’s current level of indebtedness; failure to complete the second Twangiza gold forward sale and the Namoya gold streaming transactions announced in the Company’s February 27, 2015 press release; failure to establish estimated mineral resources or mineral reserves; fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); changes in equity markets; political developments in the Democratic Republic of the Congo (the "DRC"); lack of infrastructure; implementation of rules adopted by the U.S. Securities and Exchange Commission that may affect mining operations in the DRC; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations or policies affecting the Company's activities; uncertainties relating to the availability and costs of financing in the future; the uncertainties involved in interpreting drilling results and other geological data; the Company's history of losses; the Company's ability to acquire additional commercially mineable mineral rights; risks related to the integration of any new acquisitions into the Company's existing operations; increased competition in the mining industry; and the other risks disclosed under the heading "Risk Factors" in this Form 20-F.

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

The mineral resource and mineral reserve figures referred to in this Form 20-F are estimates and no assurances can be given that the indicated levels of gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the resource and reserve estimates included in this Form 20-F are well established, by their nature, resource and reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company.

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

Statements concerning actual mineral reserve and mineral resource estimates are also deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if (or as) the relevant project or property is developed (or mined). Mineral resources that are not mineral reserves do not have demonstrated economic viability. There is no certainty that mineral resources can be upgraded to mineral reserves through continued exploration.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING
RESERVE AND RESOURCE ESTIMATES

This Form 20-F, including the documents (or excerpts therefrom) incorporated by reference herein, has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Without limiting the foregoing, this Form 20-F, including the documents (or excerpts therefrom) incorporated by reference herein, uses the terms "measured", "indicated" and "inferred" resources. U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the U.S. Securities and Exchange Commission (the "SEC") does not recognize them. Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the "inferred resources" will ever be upgraded to a higher category. Therefore, U.S. investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report mineral deposits that do not constitute "reserves" as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this Form 20-F or in the documents (or excerpts therefrom) incorporated by reference, may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this Form 20-F have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. One consequence of these differences is that "reserves" calculated in accordance with Canadian standards may not be "reserves" under the SEC standards.

U.S. investors are urged to closely consider all of the disclosures in this Form 20-F and other reports filed pursuant to the United States Securities Exchange Act of 1934, as amended, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

CURRENCY

All dollar amounts in this Form 20-F are expressed in United States dollars, except as otherwise indicated. References to "$" or "US$" are to United States dollars and references to "Cdn$" are to Canadian dollars, except as otherwise indicated. For reporting purposes, the Company prepares its financial statements in United States dollars and in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

PART 1

Item 1. Identity of Directors, Senior Management and Advisors

This Form 20-F is being filed as an annual report under the United States Securities Exchange Act of 1934, as amended, (the "U.S. Exchange Act") and, as such, there is no requirement to provide any information under this item.

Item 2. Offer Statistics and Expected Timetable

This Form 20-F is being filed as an annual report under the U.S. Exchange Act and, as such, there is no requirement to provide any information under this item.

Item 3. Key Information

A. Selected Financial Data

The selected consolidated financial information set forth below for each of the five years ended December 31, 2014, 2013, 2012, 2011 and 2010, which is expressed in United States dollars (the Company prepares its financial statements in United States dollars), has been derived from the Company's audited consolidated financial statements as at and for the financial years ended December 31, 2014, 2013, 2012, 2011 and 2010. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board, which differ in certain respects from the principles the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States. The selected consolidated financial information should be read in conjunction with the information in Item 5 and item 18 of this Form 20-F. Historical results from any prior period are not necessarily indicative of results to be expected for any future period.

	(in $000 except share data)
	2014	2013	2012	2011	2010

Operating revenue	$125,436	$111,808	$42,631	$-	$-

Net income (loss) from operations	16,380	11,792	(2,420)	(10,168)	(9,756)

Income (loss) for the year	320	1,630	(4,561)	(9,325)	(2,276)

Comprehensive income (loss) for the year	700	1,535	(4,526)	(9,450)	(2,878)

Basic and diluted net income (loss) per share	0.00	0.01	(0.02)	(0.05)	(0.02)

Current assets	43,320	53,718	60,631	12,187	79,707

Total assets	887,482	822,033	635,787	429,141	337,369

Current liabilities	111,317	127,010	57,040	39,364	12,074

Total liabilities	394,978	331,049	212,502	40,131	12,074

Net assets	492,504	490,984	423,285	389,010	325,295

Share capital	518,615	518,615	456,738	440,738	373,945

Total shareholders' equity	492,504	490,984	423,285	389,010	325,295

Weighted average common shares outstanding (in thousands)	252,101	236,278	200,607	190,015	147,325

Exchange Rates

On March 20, 2015, the buying rate in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York, was US$1.00 = Cdn$1.2593. The following table sets forth, for each of the years or, as applicable, months indicated, additional information with respect to the noon buying rate for US$1.00 in Canadian dollars and are based upon the rates quoted by the Federal Reserve Bank of New York.

Rate	2014	2013	2012	2011	2010
Average (1)	1.1083	1.03467	0.9996	0.9858	1.0353

__________________________

(1) The average rate means the average of the exchange rates on the last day of each month during the year.

	October	November	December	January	February	March
Rate	2014	2014	2014	2015	2015	2015(1)
High	1.1291	1.1426	1.1644	1.2716	1.2635	1.2803
Low	1.1150	1.1237	1.1343	1.1725	1.2401	1.2439

__________________________

(1) Provided for the period from March 1, 2015 to March 20, 2015.

B. Capitalization and Indebtedness

This Form 20-F is being filed as an annual report under the U.S. Exchange Act and, as such, there is no requirement to provide any information under this item.

C. Reason for the Offer and Use of Proceeds

This Form 20-F is being filed as an annual report under the U.S. Exchange Act and, as such, there is no requirement to provide any information under this item.

D. Risk Factors

There are a number of risks that may have a material and adverse impact on the future operating and financial performance of Banro and could cause the Company's operating and financial performance to differ materially from the estimates described in forward-looking statements relating to the Company. These include widespread risks associated with any form of business and specific risks associated with Banro's business and its involvement in the gold exploration, development and mining industry.

An investment in the Company's common shares is considered speculative and involves a high degree of risk due to, among other things, the nature of Banro's business (which is the mining, development and exploration of gold properties) the present stage of its development and the location of Banro's projects in the DRC. In addition to the other information presented in this Form 20-F, a prospective investor should carefully consider the risk factors set out below and the other information that Banro files with the SEC and with Canadian securities regulators before investing in the Company's common shares. The Company has identified the following non-exhaustive list of inherent risks and uncertainties that it considers to be relevant to its operations and business plans. Such risk factors could materially affect the Company's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. As well, while the following sets out the material risk factors which the Company is aware of, there may be additional risks that the Company is unaware of or that are currently believed to be immaterial that may become important factors that affect the Company's business.

The assets and operations of Banro are subject to political, economic and other uncertainties as a result of being located in the DRC.

Banro's projects are located in the DRC. The assets and operations of the Company are therefore subject to various political, economic and other uncertainties, including, among other things, the risks of war and civil unrest, expropriation, nationalization, renegotiation or nullification of existing licenses, permits, approvals and contracts, taxation policies, foreign exchange and repatriation restrictions, changing political conditions, international monetary fluctuations, currency controls and foreign governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Changes, if any, in mining or investment policies or shifts in political climate in the DRC may adversely affect Banro's operations. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights, could result in loss, reduction or expropriation of entitlements. In addition, in the event of a dispute arising from operations in the DRC, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Company also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. It is not possible for the Company to accurately predict such developments or changes in laws or policy or to what extent any such developments or changes may have a material adverse effect on the Company's operations. There are also risks associated with the enforceability of the Company's mining convention with the DRC and the government of the DRC could choose to review the Company's titles at any time. Should the Company's rights, its mining convention or its titles not be honoured or become unenforceable for any reason, or if any material term of these agreements is arbitrarily changed by the government of the DRC, the Company's business, financial condition and prospects will be materially adversely affected.

Some or all of the Company's properties are located in regions where political instability and violence is ongoing (for example, in November 2012, the M23 rebel group took over the city of Goma (Banro's operations are located about 200 kilometres southwest of Goma), but subsequently withdrew from Goma under international pressure). Some or all of the Company's properties are inhabited by artisanal miners. These conditions may interfere with work on the Company's properties and present a potential security threat to the Company's employees. There is a risk that operations of the Company may be delayed or interfered with, due to the conditions of political instability, violence and the inhabitation of the properties by artisanal miners. The Company uses its best efforts to maintain good relations with the local communities in order to minimize such risks.

The DRC is a developing nation which recently emerged from a period of civil war and conflict. Physical and institutional infrastructure throughout the DRC is in a debilitated condition. The DRC is in transition from a largely state controlled economy to one based on free market principles, and from a non-democratic political system with a centralized ethnic power base, to one based on more democratic principles. There can be no assurance that these changes will be effected or that the achievement of these objectives will not have material adverse consequences for Banro and its operations. The DRC continues to experience instability in parts of the country due to certain militia and criminal elements. While the government and United Nations forces are working to support the extension of central government authority throughout the country, there can be no assurance that such efforts will be successful.

No assurance can be given that the Company will be able to maintain effective security in connection with its assets or personnel in the DRC where civil war and conflict have disrupted exploration and mining activities in the past and may affect the Company's operations or plans in the future.

HIV/AIDS, malaria and other diseases represent a serious threat to maintaining a skilled workforce in the mining industry in the DRC. HIV/AIDS is a major healthcare challenge faced by the Company's operations in the country. There can be no assurance that the Company will not lose members of its workforce or workforce man-hours or incur increased medical costs, which may have a material adverse effect on the Company's operations.

The DRC has historically experienced relatively high rates of inflation.

No assurances can be given regarding the Company’s future production.

As is typically the case with the mining industry, no assurances can be given that future gold production estimates will be achieved. Estimates of future production for the Company’s mining operations are derived from the Company’s mining plans. These estimates and plans are subject to change. The Company cannot give any assurance that it will achieve its production estimates. The Company’s failure to achieve its production estimates could have a material and adverse effect on the Company’s future cash flows, results of operations, production cost, financial condition and prospects. The plans are developed based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions, hydrologic conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of production. Actual production may vary from estimates for a variety of reasons, including risks and hazards of the types discussed above, and as set out below, including:

  equipment failures;
  shortages of principal supplies needed for operations;
  natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes;
  accidents;
  mining dilution;
  encountering unusual or unexpected geological conditions;
  changes in power costs and potential power shortages;
  strikes and other actions by labour; and
  regulatory restrictions imposed by government agencies.

Such occurrences could, in addition to stopping or delaying gold production, result in damage to mineral properties, injury or death to persons, damage to the Company’s property or the property of others, monetary losses and legal liabilities. These factors may also cause a mineral deposit that has been mined profitably in the past to become unprofitable. Estimates of production from properties not yet in production or from operations that are to be expanded are based on similar factors (including, in some instances, feasibility studies prepared by the Company’s personnel and outside consultants) but it is possible that actual operating costs and economic returns will differ significantly from those currently estimated. It is not unusual in new mining operations or mine expansion to experience unexpected problems during the start-up phase. Delays often can occur in the commencement of production.

The Company may be adversely affected by fluctuations in gold prices.

The future price of gold will significantly affect the development of Banro's projects and results of its mining operations. Gold prices are subject to significant fluctuation and are affected by a number of factors which are beyond Banro's control. Such factors include, but are not limited to, interest rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold-producing countries throughout the world. The price of gold has fluctuated widely in recent years, and future price declines could cause development of and commercial production from Banro's mineral interests to be impracticable. If the price of gold decreases, projected cash flow from planned mining operations may not be sufficient to justify ongoing operations and Banro could be forced to discontinue development and sell its projects. Future production from Banro's projects is dependent on gold prices that are adequate to make these projects economic.

Mineral reserve calculations and life-of-mine plans using lower gold prices could result in material write-downs of the Company’s investment in mining properties and increased amortization, reclamation and closure charges.

As fuel costs are a significant component of the Company’s operating costs, changes in the price of diesel could have a significant effect on the Company’s operating costs.

Risks Related to the Notes Issued under the Debt Financing and Other Financial Obligations

The Company’s substantial indebtedness could adversely affect the Company’s financial condition.

In March 2012 the Company closed a US$175 million debt financing involving an issuance of notes (the "2012 Notes") (see item 10.B. of this Form 20-F). As well, during 2013 and 2014 the Company secured additional short term loans (the "Short Term Loans") from several lenders. The Company therefore has a significant amount of indebtedness. The Company’s high level of indebtedness could have important adverse consequences, including:

  limiting the Company’s ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements;
  requiring a substantial portion of the Company’s cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;
  increasing the Company’s vulnerability to general adverse economic and industry conditions;
  limiting the Company’s flexibility in planning for and reacting to changes in the industry in which it competes;
  placing the Company at a disadvantage compared to other, less leveraged competitors; and
  increasing the cost of borrowing.

The Company may not be able to generate sufficient cash to service all of its indebtedness (including the 2012 Notes and the Short Term Loans) and obligations with respect to outstanding preferred shares, and may be forced to take other actions to satisfy its obligations under such indebtedness or with respect to such preferred shares, which may not be successful.

The Company’s ability to make scheduled payments on or refinance the Company’s debt obligations (including the 2012 Notes and the Short Term Loans) and to make payments with respect to outstanding preferred and preference shares (see item 10.B. of this Form 20-F regarding the outstanding preferred and preference shares (collectively, the "preferred shares") of the Company and certain of its subsidiaries) depends on its financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond its control. The Company may be unable to maintain a level of cash flows from operating activities sufficient to permit it to pay the principal, premium, if any, and interest on its indebtedness or to make required payments with respect to outstanding preferred shares.

If the Company’s cash flows and capital resources are insufficient to fund its debt service obligations or required preferred share payments, the Company could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance the Company’s indebtedness. Banro may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternatives may not allow the Company to meet its scheduled financial obligations. The indenture under which the 2012 Notes were issued (the "Note Indenture") restricts the Company’s ability to dispose of assets and use the proceeds from those dispositions and may also restrict the Company’s ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. The Company may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any financial obligations then due.

In addition, Banro is a holding company, and as such it conducts all operations through subsidiaries. Accordingly, repayment of indebtedness (including the 2012 Notes and the Short Term Loans) and payments in relation to preferred shares are dependent on the generation of cash flow by subsidiaries and their ability to make cash available to make such payments. Banro’s subsidiaries may not be able to, or may not be permitted to, make distributions to enable such payments to be made. Each subsidiary is a distinct legal entity, and, under certain circumstances, legal and contractual restrictions may limit the ability to obtain cash from subsidiaries. In the event that distributions are not received from subsidiaries, it may not be possible to make required principal and interest payments on indebtedness or payments with respect to preferred shares.

Banro’s inability to generate sufficient cash flows to satisfy its debt or preferred share obligations, or to refinance the Company’s indebtedness on commercially reasonable terms or at all, would materially and adversely affect the Company’s financial position and results of operations and its ability to satisfy its financial obligations.

If the Company cannot make scheduled payments on its debt, the Company will be in default and holders of the 2012 Notes could declare all outstanding principal and interest to be due and payable, causing a cross-acceleration or cross-default under certain of the Company’s other debt agreements, and the Company could be forced into bankruptcy or liquidation. The Company could also be forced into bankruptcy or liquidation if required payments with respect to preferred shares are not made.

The terms of the Note Indenture restrict the Company’s current and future operations, particularly the Company’s ability to respond to changes or to take certain actions.

The Note Indenture contains a number of restrictive covenants that impose significant operating and financial restrictions on the Company and may limit the Company’s ability to engage in acts that may be in its long-term best interest, including restrictions on the Company’s ability to:

  incur additional indebtedness;
  pay dividends or make other distributions or repurchase or redeem capital stock;
  prepay, redeem or repurchase certain debt;
  make loans and investments;
  sell assets;
  incur liens;
  enter into transactions with affiliates;
  alter the businesses it conducts;
  enter into agreements restricting its subsidiaries’ ability to pay dividends; and

  consolidate, amalgamate, merge or sell all or substantially all of its assets.

A breach of the covenants under the Note Indenture or the Company’s other debt instruments from time to time could result in an event of default under the applicable indebtedness. Such a default may allow the creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In the event the noteholders or lenders accelerate the repayment of the Company’s borrowings, Banro may not have sufficient assets to repay that indebtedness.

As a result of these restrictions, Banro may be:

  limited in how it conducts its business;
  unable to raise additional debt or equity financing to operate during general economic or business downturns; or
  unable to compete effectively or to take advantage of new business opportunities.

These restrictions may affect the Company’s ability to grow in accordance with its strategy.

The Company must rely on expatriates and third-party nationals to operate its mines.

The Company’s Twangiza mine was the first new commercial gold mining operation in the DRC in over 50 years. As a result, the Company is reliant on attracting and retaining expatriate and third-party nationals with mining experience to staff key operations and administration management positions. The Company’s inability to attract and retain personnel with the skills and experience to manage the operation and train and develop staff, due to the intense international competition for such individuals, may adversely affect its business and future operations.

The Company will need to continuously add to its mineral reserve base.

Given that mines have limited lives based on proven and probable mineral reserves, the Company must continually replace and expand its reserves at its mines. The life-of-mine estimates included in the Company’s continuous disclosure documents filed on SEDAR and EDGAR are subject to adjustment. The Company’s ability to maintain or increase its annual production of gold will be dependent in significant part on its ability to bring new mines into production and to expand reserves at existing mines.

Relations between the Company and its employees may be impacted by changes in labour relations.

The Company is dependent on its workforce to extract and process minerals, and is therefore sensitive to a labour disruption of the Company's mining activities. The Company endeavours to maintain good relations with its workforce in order to minimize the possibility of strikes, lock-outs and other stoppages at its work sites. Relations between the Company and its employees may be impacted by changes in labour relations which may be introduced by, among other things, employee groups, unions, and the relevant governmental authorities.

The Company is subject to risks and delays related to the construction and start-up of new mines and of the expansion of existing mines.

The Company anticipates reaching commercial production levels at its second mine, at Namoya, early in the second half of 2015 and its first mine, at Twangiza, completed a plant upgrade in 2014. The success of construction projects, plant expansions and the start-up of new mines by the Company is subject to a number of factors including the availability and performance of engineering and construction contractors, suppliers and consultants, the receipt of required governmental approvals and permits in connection with the construction of mining facilities and the conduct of mining operations, including environmental permits, price escalation on all components of construction and start-up, the underlying characteristics, quality and unpredictability of the exact nature of mineralogy of a deposit and the consequent accurate understanding of dore or concentrate production, the successful completion and operation of ore passes and conveyors to move ore and other operational elements. Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which the Company is dependent in connection with its construction activities, a delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms, or a delay in or failure in connection with the completion and successful operation of the operational elements in connection with new mines could delay or prevent the construction and start-up of new mines as planned. There can be no assurance that current or future construction and start-up plans implemented by the Company will be successful.

The SEC has Adopted Rules That May Affect Mining Operations in the DRC

The Company’s business is subject to evolving corporate governance and public disclosure regulations that have increased both the Company’s compliance costs and the risk of noncompliance, which could have an adverse effect on the Company’s stock price.

The Company is subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the SEC, the Canadian Securities Administrators, the New York Stock Exchange, the Toronto Stock Exchange, and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by the United States Congress, making compliance more difficult and uncertain. For example, on July 21, 2010, the United States Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act, which resulted in the SEC adopting rules that will require the Company to disclose on an annual basis certain payments made by the Company, its subsidiaries or entities controlled by it, to the U.S. government and foreign governments, including sub-national governments. The SEC has also adopted rules under the Dodd Frank Act that will require a company filing reports with the SEC to disclose on an annual basis, beginning in 2014, whether certain “conflict minerals” necessary to the functionality or production of a product manufactured by such company originated in the DRC or any adjoining country. The Company currently holds properties located in the DRC. It is possible that the new SEC rules regarding conflict minerals could adversely affect the value of the minerals mined in the DRC, which may impact the value of the Company’s interests in those properties. The Company’s efforts to comply with the Dodd-Frank Act, the rules and regulations promulgated thereunder, and other new rules and regulations have resulted in, and are likely to continue to result in, increased general and administration expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

The Company has no history of profitability with respect to its development properties

The Company's properties are in the exploration or development stage, other than the Company’s first mine in commercial production at Twangiza. The development of properties found to be economically feasible requires the construction and operation of mines, processing plants and related infrastructure. As a result, Banro is subject to all of the risks associated with establishing new mining operations and business enterprises including: the timing and cost, which can be considerable, of the construction of mining and processing facilities; the availability and costs of skilled labour and mining equipment; the availability and costs of appropriate smelting and/or refining arrangements; the need to obtain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits; and, the availability of funds to finance construction and development activities. The costs, timing and complexities of mine construction and development are increased by the remote location of the Company's properties. It is common in new mining operations to experience unexpected problems and delays during construction, development, and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there are no assurances that the Company's activities at one of its development projects will result in profitable mining operations or that the Company will successfully establish mining operations or profitably produce gold at one of its development projects.

The Company’s activities are subject to various laws and government approvals and no assurance can be given that the Company will be successful in obtaining or maintaining such approvals or that it will successfully comply with all applicable laws.

Banro's mineral exploration, development and mining activities are subject to various laws governing prospecting, mining, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Although Banro's exploration, development and mining activities are currently carried out in accordance with applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail development.

Many of Banro's mineral rights and interests are subject to government approvals, licenses and permits. Such approvals, licenses and permits are, as a practical matter, subject to the discretion of the DRC government. No assurance can be given that Banro will be successful in maintaining any or all of the various approvals, licenses and permits in full force and effect without modification or revocation. To the extent such approvals are not maintained, Banro may be delayed, curtailed or prohibited from continuing or proceeding with planned exploration, development or mining of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be delayed or curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in the exploration, development or mining of mineral properties may be required to compensate those suffering loss or damage by reason of the activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws and regulations governing operations or more stringent implementation thereof could have a substantial adverse impact on Banro and cause increases in expenses, capital expenditures or require abandonment or delays in development of mineral interests.

Most of the Company’s properties are in the exploration and development stage, and there can be no assurance that these activities will result in commercially viable properties.

The Company's properties are in the exploration or development stage, other than the Company’s first mine in commercial production at Twangiza. The exploration for and development of mineral deposits involves significant risks that even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenditures are required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. Whether a mineral deposit, once discovered, will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Banro not receiving an adequate return on invested capital.

There is no certainty that the expenditures made by Banro towards the search for and evaluation of mineral deposits will result in discoveries that are commercially viable. In addition, in the case of a commercial ore-body, depending on the type of mining operation involved, several years can elapse from the initial phase of drilling until commercial operations are commenced.

Exploration, development and mining involve a high degree of risk.

Mining operations generally involve a high degree of risk. Such operations are subject to all the hazards and risks normally encountered in the exploration for, and development and production of gold and other precious or base metals, including unusual and unexpected geologic formations, seismic activity, rock bursts, fires, cave-ins, flooding and other conditions involved in the drilling and removal of material as well as industrial accidents, labour force disruptions, fall of ground accidents in underground operations, unanticipated increases in gold lockup and inventory levels at heap-leach operations and force majeure factors, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to person or property, environmental damage, delays, increased production costs, monetary losses and possible legal liability. Milling operations are subject to hazards such as equipment failure or failure of mining pit slopes and retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability. The Company may not be able to obtain insurance to cover these risks at economically feasible premiums. Insurance against certain environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from production, is not generally available to the Company or to other companies within the mining industry. The Company may suffer a material adverse effect on its business if it incurs losses related to any significant events that are not covered by insurance policies.

There can be no assurance that an active market for the Company’s securities will be sustained.

The market price of the Company's securities may fluctuate significantly based on a number of factors, some of which are unrelated to the financial performance or prospects of the Company. These factors include macroeconomic developments in North America and globally, market perceptions of the attractiveness of particular industries, short-term changes in commodity prices, other precious metal prices, the attractiveness of alternative investments, currency exchange fluctuation, the political environment in the DRC and the Company's financial condition or results of operations as reflected in its financial statements. Other factors unrelated to the performance of the Company that may have an effect on the price of the securities of the Company include the following: the extent of analytical coverage available to investors concerning the business of the Company may be limited if investment banks with research capabilities do not follow the Company's securities; lessening in trading volume and general market interest in the Company's securities may affect an investor's ability to trade significant numbers of securities of the Company; the size of the Company's public float may limit the ability of some institutions to invest in the Company's securities; the Company's operating performance and the performance of competitors and other similar companies; the public's reaction to the Company's press releases, other public announcements and the Company's filings with the various securities regulatory authorities; changes in estimates or recommendations by research analysts who track the Company's securities or the shares of other companies in the resource sector; the arrival or departure of key personnel; acquisitions, strategic alliances or joint ventures involving the Company or its competitors; the factors listed in this Form 20-F under the heading "Cautionary Statement Regarding Forward-Looking Statements"; and a substantial decline in the price of the securities of the Company that persists for a significant period of time could cause the Company's securities to be delisted from any exchange on which they are listed at that time, further reducing market liquidity. If there is no active market for the securities of the Company, the liquidity of an investor's investment may be limited and the price of the securities of the Company may decline. If such a market does not develop, investors may lose their entire investment in the Company's securities.

The Company will require a significant amount of funds in order to carry out plans to fully develop all of its projects and there can be no assurance that such funds will be available to the Company.

The Company has only a short history of commercial mining operations (the Company’s first mine at Twangiza commenced commercial production on September 1, 2012; the Company anticipates reaching commercial production levels at its second mine, at Namoya, early in the second half of 2015), and there is no assurance that it will operate profitably or provide a return on investment in the future. The Company's ability to continue as a going concern is dependent upon its ability to generate or secure the funds necessary to meet its obligations and repay liabilities arising from normal business operations when they come due.

The Company will require a significant amount of funds in order to carry out plans to fully develop all of its projects. There can be no assurance that such funds will be available to the Company. If additional financing is raised through the issuance of equity or convertible debt securities of the Company, the interests of the Company's shareholders in the net assets of the Company may be diluted. Any failure of the Company to generate the required funding could have a material adverse effect on the Company's financial condition, results of operations, liquidity, and its ability to continue as a going concern, and may require the Company to cancel or postpone planned capital expenditures.

A holder of shares or warrants may suffer adverse U.S. federal income tax consequences if the Company is determined to be a passive foreign investment company or "PFIC"

The Company believes it should not be classified as a "passive foreign investment company" ("PFIC") for its tax year ended December 31, 2014. However, the Company believes that it was classified as a PFIC for its tax year ended December 31, 2011 and in prior tax years. Whether the Company will be a PFIC for the current or future tax year will depend on the Company's assets and income over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this Form 20-F. Accordingly, there can be no assurance that the Internal Revenue Service will not challenge the determination made by the Company concerning its PFIC status for any tax year. U.S. federal income tax laws contain rules which result in materially adverse tax consequences to U.S. taxpayers that own shares of a corporation which has been classified as a PFIC during any tax year of such holder's holding period. A U.S. taxpayer who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC may mitigate such negative tax consequences by making certain U.S. federal income tax elections, which are subject to numerous restrictions and limitations. Holders of the Company's shares and warrants are urged to consult their own tax advisors regarding the acquisition, ownership, and disposition of the Company's shares and warrants.

The Company's projects are located in remote areas of the DRC, which lack basic infrastructure.

The Company's projects are located in remote areas of the DRC, which lack basic infrastructure, including sources of power, water, housing, food and transport. In order to develop any of its projects Banro needs to establish the facilities and material necessary to support operations in the remote locations in which they are situated. The remoteness of each project affects the potential viability of mining operations, as Banro also needs to establish substantially greater sources of power, water, physical plant and transport infrastructure than are present in the area. The transportation of equipment and supplies into the DRC and the transportation of resources out of the DRC may also be subject to delays that adversely affect the ability of the Company to proceed with its mineral projects in the country in a timely manner. Shortages of the supply of diesel, mechanical parts and other items required for the Company's operations could have an adverse effect on the Company's business, operating results and financial condition. The lack of availability of such sources may adversely affect mining feasibility and, in any event, requires Banro to arrange significant financing, locate adequate supplies and obtain necessary approvals from national, provincial and regional governments, none of which can be assured. The Company's interests in the DRC are accessed over lands that may also be subject to the interests of third parties which may result in further delays and disputes in the carrying out of the Company's operational activities.

There is uncertainty in the estimation of mineral reserves and mineral resources.

The mineral resource and mineral reserve figures referred to in this Form 20-F and in the Company's filings with the SEC and applicable Canadian securities regulatory authorities, press releases and other public statements that may be made from time to time are estimates. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that this mineralization could be mined or processed profitably.

The Company has not commenced commercial production on any of its properties other than Twangiza, and has not defined or delineated any proven or probable reserves on any of its properties other than Twangiza and Namoya. Mineralization estimates for the Company's properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale.

The resource and reserve estimates referred to in this Form 20-F have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in the market price for gold may render portions of the Company's mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of the Company's ability to extract this mineralization, could have a material adverse effect on the Company's results of operations or financial condition.

The Company has not established the presence of any proven or probable reserves at any of its properties other than Twangiza and Namoya. There can be no assurance that subsequent testing or future studies will establish proven and probable reserves on such properties. The failure to establish proven and probable reserves on such properties could severely restrict the Company's ability to successfully implement its strategies for long-term growth.

There is uncertainty relating to inferred mineral resources.

There is a risk that the inferred mineral resources referred to in this Form 20-F cannot be converted into mineral reserves as the ability to assess geological continuity is not sufficient to demonstrate economic viability. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to resources with sufficient geological continuity to constitute proven and probable mineral reserves as a result of continued exploration.

The Company is exposed to a heightened degree of risk due to the lack of property diversification.

The Twangiza, Lugushwa, Namoya and Kamituga properties account for the Company's principal mineral properties. Any adverse development affecting the progress of any of these properties may have a material adverse effect on the Company's financial performance and results of operations.

Negative market perception of junior gold companies could adversely affect the Company.

Market perception of junior gold companies such as the Company may shift such that these companies are viewed less favourably. This factor could impact the value of investors' holdings and the ability of the Company to raise further funds, which could have a material adverse effect on the Company's business, financial condition and prospects.

The Company is not insured to cover all potential risks.

Although the Company maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with a mining company’s operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability

If the Company fails to maintain an effective system of internal control, the Company may not be able to accurately report financial results or prevent fraud.

Effective internal controls are necessary to provide reliable financial reports and to assist the effective prevention of fraud. The Company must annually evaluate its internal control procedures to satisfy the requirements of applicable United States and Canadian securities laws, which require management and, in the case of U.S. securities laws, auditors to assess the effectiveness of internal controls. As further described in item 15 of this Form 20-F, management has concluded that, because of material weaknesses in information technology general controls and in the internal controls over financial reporting relating to the presentation and review of the statement of cash flow and sufficiency of documentary evidence supporting the precision of review over the completeness and accuracy of inputs, assumptions and formulas included in the impairment models, the Company’s disclosure controls and procedures were not effective as of December 31, 2014. If the Company fails to correct these material weaknesses in its internal controls, or having corrected such material weaknesses, thereafter fails to maintain the adequacy of its internal controls, the Company could be subjected to regulatory scrutiny, penalties or litigation. In addition, continued or future failure to maintain adequate internal controls could result in financial statements that do not accurately reflect the Company’s financial condition.

The Company’s operations may be adversely affected by environmental hazards on the properties and related environmental regulations.

All phases of Banro's operations are subject to environmental regulation. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company's intended activities. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Banro's operations. Environmental hazards may exist on the properties on which Banro holds interests which are unknown to Banro at present and which have been caused by previous owners or operators of the properties. Reclamation costs are uncertain and planned expenditures may differ from the actual expenditures required. Banro has acquired its principal mineral properties through a cession from Société Zaïroise Minière et Industrielle du Kivu S.A.R.L. ("SOMINKI"). As such, Banro will be liable to the DRC State for any environmental damage caused by SOMINKI as previous owner and operator of such properties.

There are difficulties for investors in foreign jurisdictions in bringing actions and enforcing judgments

The Company is organized under the laws of Canada and its principal executive office is located in Toronto, Canada. All of the Company's directors and executive officers, and all of the experts referred to in this Form 20-F, reside outside of the United States, and all or a substantial portion of their assets, and a substantial portion of the Company's assets, are located outside of the United States. As a result, it may be difficult for investors in the United States or otherwise outside of Canada to bring an action against directors, officers or experts who are not resident in the United States or in other jurisdictions outside Canada. It may also be difficult for an investor to enforce a judgment obtained in a United States court or a court of another jurisdiction of residence predicated upon the civil liability provisions of federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions outside Canada against those persons or the Company.

There is uncertainty regarding the Company’s ability to acquire additional commercially mineable mineral rights.

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

Banro's future growth and productivity will depend, in part, on its ability to identify and acquire additional commercially mineable mineral rights, and on the costs and results of continued exploration and development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to: establish ore reserves through drilling and metallurgical and other testing techniques; determine metal content and metallurgical recovery processes to extract metal from the ore; and construct, renovate or expand mining and processing facilities.

In addition, upon an ore discovery, it takes several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that the Company will successfully acquire additional commercially mineable (or viable) mineral rights.

Litigation may adversely affect the Company’s financial position, results of operations or the Company’s project development operations.

The Company may from time to time be involved in various legal proceedings. While the Company believes it is unlikely that the final outcome of any such proceedings will have a material adverse effect on the Company's financial position or results of operation, defence and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal matter will not have a material adverse effect on the Company's future cash flow, results of operations or financial condition.

Future hedging activities may result in selling products at a price lower than could have otherwise been received.

The Company has entered into forward contracts to sell gold that it expects to produce in the future, and may do so again in the future. Forward contracts obligate the holder to sell hedged production at a price set when the holder enters into the contract, regardless of what the price is when the product is actually mined. Accordingly, there is a risk that the price of the product is higher at the time it is mined than when the Company entered into the contracts, so that the product must be sold at a price lower than could have been received if the contract was not entered. There is also the risk that the Company may have insufficient gold production to deliver into forward sales positions. The Company may enter into option contracts for gold to mitigate the effects of such hedging.

Increased sales of the Company’s common shares by shareholders could lower the trading price of the shares.

Sales of a large number of the Company's common shares in the public markets, or the potential for such sales, could decrease the trading price of such shares and could impair Banro's ability to raise capital through future sales of common shares.

Fluctuations in currency could have a material impact on the Company’s financial statements.

The Company uses the United States dollar as its functional currency. Fluctuations in the value of the United States dollar relative to other currencies (including the Canadian dollar) could have a material impact on the Company's consolidated financial statements by creating gains or losses. No currency hedge policies are in place or are presently contemplated.

The loss of key management personnel or the inability to recruit additional qualified personnel may adversely affect the Company’s business.

The success of the Company depends on the good faith, experience and judgment of the Company's management and advisors in supervising and providing for the effective management of the business and the operations of the Company. The Company is dependent on a relatively small number of key personnel, the loss of any one of whom could have an adverse effect on the Company. The Company currently does not have key person insurance on these individuals. The Company may need to recruit additional qualified personnel to supplement existing management and there is no assurance that the Company will be able to attract such personnel.

The Company may not be able to compete with current and potential gold companies, some of whom have greater resources and technical facilities.

The natural resource industry is intensely competitive in all of its phases. Significant competition exists for the acquisition of properties producing, or capable of producing, gold or other metals. The Company competes with many companies possessing greater financial resources and technical facilities than itself. The Company may also encounter increasing competition from other mining companies in its efforts to hire experienced mining professionals. As well, there is competition for exploration resources at all levels, particularly affecting the availability of manpower, drill rigs and helicopters. Increased competition could also adversely affect the Company's ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Certain directors and officers may be in a position of conflict of interest with respect to the Company due to their relationship with other resource companies.

A number of directors and officers of the Company also serve as directors and/or officers of other companies involved in the mineral resource industry. As a result, conflicts may arise between the obligations of these individuals to the Company and to such other companies.

Item 4. Information on the Company

A. History and Development of the Company

Banro’s head office and registered office is located at 1 First Canadian Place, Suite 7070, 100 King Street West, Toronto, Ontario, M5X 1E3, Canada, and its telephone number is (416) 366-2221. The Company was incorporated under the Canada Business Corporations Act (the "CBCA") on May 3, 1994 by articles of incorporation. Pursuant to articles of amendment effective May 7, 1996, the name of the Company was changed from Banro International Capital Inc. to Banro Resource Corporation. The Company was continued under the Ontario Business Corporations Act by articles of continuance effective on October 24, 1996. By articles of amendment effective on January 16, 2001, the name of the Company was changed to Banro Corporation. The Company was continued under the CBCA by articles of continuance dated April 2, 2004.

Background

In 1996, the Company acquired, by way of several transactions, 72% of the outstanding shares of the DRC company, Société Zaïroise Minière et Industrielle du Kivu S.A.R.L. ("SOMINKI"). The DRC government held the remaining 28% of SOMINKI's shares as a participating interest. SOMINKI, which held 100% of the Twangiza, Namoya, Lugushwa and Kamituga properties, was an operating, very well-established mining company in the DRC with a long production history. With the acquisition of control of SOMINKI, the Company also acquired SOMINKI's significant library of geological and exploration data that had accumulated since the early 1920s.

In early 1997, the DRC government ratified a new 25 year (subsequently extended to 30 years) mining convention (the "Mining Convention") among itself, SOMINKI and the Company. The Mining Convention provided for the transfer of all of the mineral assets and real property of SOMINKI to a newly created DRC company, Société Aurifère du Kivu et du Maniema S.A.R.L. ("SAKIMA"), and that 93% of SAKIMA's shares were to be held by the Company, with the remaining 7% to be owned by the DRC government as a non-dilutive interest. The Mining Convention also provided for, among other things, confirmation of title in respect of all of the Twangiza, Namoya, Lugushwa and Kamituga properties.

Commencing in August 1997 and ending in April 1998, the Company carried out a phase I exploration program on the Twangiza property which consisted of geological mapping, surveying, data verification, airborne geophysical surveying, diamond drilling and resource modeling.

In July 1998, the DRC government, without prior warning or consultation, issued Presidential decrees which effectively resulted in the expropriation of the Company's properties.

In April 2002, the DRC government formally signed a settlement agreement (the "Settlement Agreement") with the Company. The Settlement Agreement called for, among other things, the Company to hold a 100% interest in the Twangiza, Namoya, Lugushwa and Kamituga properties under a revived Mining Convention. In accordance with the Settlement Agreement, the Company reorganized the said properties by transferring them from SAKIMA to four newly-created, wholly-owned DRC subsidiaries of the Company (which are now named Twangiza Mining S.A., Namoya Mining S.A., Lugushwa Mining S.A. and Kamituga Mining S.A.), each of which owns 100% of its respective property.

In late 2003, the Company re-opened its exploration office in the town of Bukavu in eastern DRC.

Recruitment of Management

During 2004, the Company recruited a management team with extensive African and gold industry experience. Included in the people who joined the Company during 2004 were Peter N. Cowley as Chief Executive Officer, President and a director, Simon F.W. Village as Chairman of the Board and a director, Michael B. Skead as Exploration Manager (later promoted to Vice President, Exploration) and Dr. John A. Clarke as a director (Dr. Clarke was appointed Chief Executive Officer and President of the Company in 2013; see below).

Resumption of Exploration

In November 2004, the Company commenced exploration activities at the Namoya property and in January 2005 the Company commenced exploration activities at the Lugushwa property. The Company commenced the second phase of exploration at the Twangiza property in October 2005.

Stock Exchange Listings

On March 28, 2005, the Company's common shares began trading on the American Stock Exchange (which is now called the NYSE MKT LLC) (the "NYSE MKT"). On November 10, 2005, the Company's common shares began trading on the Toronto Stock Exchange (the "TSX") and ceased trading on the TSX Venture Exchange concurrent with the TSX listing. RBC Capital Markets acted as sponsor to Banro in its application for listing on the TSX.

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

Acquisition of Additional Properties

In March 2007, the Company announced that its wholly-owned DRC subsidiary, Banro Congo Mining S.A., had acquired 14 exploration permits covering certain ground located between and contiguous to the Company's Twangiza, Kamituga and Lugushwa properties. The applications for these permits were originally filed with the Mining Cadastral shortly after implementation of the DRC's new Mining Code in June 2003.

2007 Preliminary Assessments of Twangiza and Namoya

In July 2007, the Company announced the results of its preliminary assessments (i.e. "scoping studies") of its Namoya and Twangiza properties.

Hiring of New CEO in 2007

Michael J. Prinsloo was appointed Chief Executive Officer of the Company effective September 17, 2007. Mr. Prinsloo was hired to lead the Company's transition from gold explorer to developer. Prior to joining Banro, Mr. Prinsloo had accumulated some 35 years of experience in the gold mining industry, including acting as Head of South African Operations of Gold Fields Limited from 2002 to 2006. Mr. Prinsloo was also appointed President of the Company in March 2008 following the retirement of Peter N. Cowley as President.

Twangiza Pre-Feasibility Study

In July 2008, the Company announced results of the pre-feasibility study of the Company's Twangiza property.

2008 Financing

In September 2008, the Company completed an equity financing for total gross proceeds of US$21,000,000. This financing was completed through a syndicate of underwriters led by RBC Capital Markets and including CIBC World Markets Inc., UBS Securities Canada Inc. and Raymond James Ltd.

Twangiza Feasibility Study

In January 2009, the Company announced results of the feasibility study of the Company's Twangiza property.

Twangiza Updated Feasibility Study

In June 2009, the Company announced updated results of the feasibility study of the Company's Twangiza property.

2009 Financings

In February 2009, the Company completed a non-brokered equity financing for total gross proceeds of US$14,000,000.

In June 2009, the Company completed an equity financing for total gross proceeds of Cdn$100,001,700. The financing was conducted through a syndicate of underwriters co-led by GMP Securities L.P. and CIBC World Markets Inc.

Title Confirmation and Ratification of Fiscal Arrangement

In February 2009, the Company announced that following discussions it has received official confirmation from the DRC government that all aspects of the Company's Mining Convention and its mining licenses respecting the Twangiza, Namoya, Lugushwa and Kamituga properties are in accordance with Congolese law.

In August 2009, the DRC government ratified the fiscal arrangement between the DRC government and the Company. The Company has agreed to enhance its existing commitment to the DRC and the local communities of South Kivu and the Maniema provinces through:

  An advance payment of US$2 million to the DRC government when the Company completes the equity and debt financing process for construction of the mine at Twangiza, with the funds to be used to support social infrastructure development in the Twangiza and Luhwindja communities and to be credited against future taxes;

  A pledge of US$200,000 to settle legacy issues with SOMINKI and the transfer to the central government of certain real estate assets redundant to the Company's operations;

  4% of net profits, after return of capital, allocated through the central government to the communities of South Kivu and Maniema provinces for the building of infrastructure projects, including roads and bridges, schools and health care facilities; and

  A royalty of 1% on gold revenues.

Purchase of Gold Plant and Commencement of Construction of Gold Mine at Twangiza

The Company completed in September 2009 the purchase of a refurbished gold processing plant capable of achieving an upgraded throughput capacity of 1.3 million tonnes per annum. SENET Engineering was selected as the overall project manager and also to manage the erection and commissioning of the plant. The Company began mobilizing equipment at Twangiza in January 2010 in order to facilitate the commencement of construction activities in February 2010. The resettlement process involving all consultative activities with local community members and the construction of resettlement houses commenced during the fourth quarter of 2009. Work on bridge upgrades and roads to the Twangiza site commenced in February 2010.

2010 Financing

In May 2010, the Company completed an equity financing for total gross proceeds of Cdn$137,555,000. The financing was conducted through a syndicate of underwriters co-led by GMP Securities L.P. and CIBC World Markets Inc.

Management Changes in 2010

In August 2010, the Company announced the restructuring of its executive management group and that it had fully staffed the mine development team responsible for constructing the Twangiza gold mine. The restructuring included the departure of Michael J. Prinsloo as President and Chief Executive Officer of the Company in September 2010. Simon F.W. Village, who was Banro’s Chairman of the Board at the time of Mr. Prinsloo’s departure, succeeded Mr. Prinsloo as President and Chief Executive Officer of the Company. Gary Chapman, who joined Banro in July 2010, took over responsibility for mine development from Mr. Prinsloo.

2011 Preliminary Assessment of Namoya Heap Leach Project

In January 2011, the Company announced the results of a preliminary assessment of a heap leach project at Namoya (the "2011 Namoya Study"). The 2011 Namoya Study, which was prepared with input from a number of independent consultants, followed on from the 2007 preliminary assessment of Namoya (see "Preliminary Assessments of Twangiza and Namoya" above) which assumed a CIL (carbon-in-leach) only processing route for the mineral resources. The 2011 Namoya Study assumed a heap leach only processing route and was undertaken to assess a lower capital cost alternative to the previous CIL option.

2011 Financing

In February 2011, the Company completed an equity financing for total gross proceeds of Cdn$56,875,000. The financing was conducted through a syndicate of investment dealers led by GMP Securities L.P. and included CIBC World Markets Inc., Cormark Securities Inc. and Raymond James Canada Inc.

Twangiza Oxide Project Economic Assessment

In March 2011, the Company announced the results of an economic assessment in respect of the Twangiza oxide project. This economic assessment was prepared with input from a number of independent consultants.

Commencement of Gold Production at Twangiza

In October 2011, the Company announced first gold production at its Twangiza property.

Updated Economic Assessment of Namoya Project

In January 2012, the Company announced the results of an updated economic assessment for the Namoya project (the "2012 Namoya Study"). The Namoya project was planned to have two phases, with Phase 1 involving a CIL/gravity and heap leach process ("gravity heap leach") for the recovery of easily leachable oxide and transitional ores and Phase II involving a milling/carbon-in-leach (CIL) plant to treat the fresh rock and optimize recoveries. The 2012 Namoya Study relates only to the Namoya project Phase 1 production potential.

The 2011 Namoya Study, which utilized the delineated measured, indicated and inferred mineral resources at that time, was based on an agglomerated heap leach model for ore processing. The 2012 Namoya Study was based on a gravity heap leach operation without the need to agglomerate, and uses the updated measured and indicated mineral resources for Namoya announced by the Company in December 2011.

2012 Debt Financing

In March 2012, the Company closed a brokered private placement debt financing for total gross proceeds of US$175 million. The financing was conducted by a syndicate of investment dealers comprising GMP Securities and BMO Capital Markets (as co-lead managers and co-book-runners) and CIBC World Markets Inc., Cormark Securities Inc. and Dundee Securities Ltd. as co-managers.

This debt financing involved an offering by the Company of 175,000 units consisting of US$175,000,000 aggregate principal amount of senior secured notes with an interest rate of 10% and a maturity date of March 1, 2017 and 8,400,000 warrants to purchase an aggregate of 8,400,000 common shares of the Company. Each such unit consisted of US$1,000 principal amount of notes and 48 warrants, with each such warrant entitling the holder to purchase one common share of the Company at a price of US$6.65 for a period of five years from the date of issuance of the warrant.

Commencement of Construction of Banro’s Second Gold Mine

The Company commenced construction of its second gold mine, at Namoya, in 2012.

Commencement of Commercial Production at Twangiza

Effective September 1, 2012, commercial production was declared by the Company at its Twangiza gold mine.

New CEO in 2013

In March 2013, the Company announced that Simon F.W. Village had stepped down from his roles as President and Chief Executive Officer of the Company, and that the board of directors of the Company had appointed Dr. John A. Clarke (who has served on Banro's board of directors since 2004) to the role of interim President and Chief Executive Officer of the Company. In December 2013, the Company announced that Dr. Clarke has been appointed to the permanent role of President and Chief Executive Officer from the interim President and Chief Executive Officer role he had been filling since March 2013.

2013 Financings

In April 2013, the Company closed a short form prospectus offering (the "Offering") of common shares of the Company and series A preference shares of the Company, together with a concurrent private placement (the "Concurrent Offering") of preferred shares of a subsidiary of the Company ("Subco Shares") and associated series B preference shares of the Company ("Series B Shares"). The Offering consisted of 50,218,634 common shares of the Company priced at Cdn$1.35 per share for gross aggregate proceeds of Cdn$67,795,156 and 116,000 series A preference shares of the Company priced at US$25.00 per share for gross aggregate proceeds of US$2,900,000. The Concurrent Offering consisted of 1,200,000 Subco Shares and 1,200,000 associated Series B Shares priced at US$25.00 per Subco Share and Series B Share for gross aggregate proceeds of US$30,000,000. The Offering was conducted by a syndicate of agents. Reference is made to item 10.B. of this Form 20-F for additional information with respect to the said series A preference shares, Subco Shares and Series B Shares.

The Company also secured during 2013 US$53 million in short term loans from several lenders.

Commencement of Gold Production at Banro’s Second Mine

In December 2013, the Company announced first gold production at its Namoya project. Banro anticipates reaching commercial production levels at Namoya early in the second half of 2015.

2014 Financings

In February 2014 the Company closed a US$40 million financing involving the issue of exchangeable preferred shares to investment funds managed by Gramercy Funds Management LLC by way of a non-brokered private placement. Reference is made to item 10.B. of this Form 20-F for additional information with respect to the said preferred shares.

In August 2014 Banro closed a liquidity backstop facility to provide for the private placement of securities comprising senior secured notes ("2014 Notes") and warrants ("2014 Warrants") for gross aggregate proceeds of up to US$35 million. This facility, which was subsequently increased to US$37 million and fully drawn down by the Company, was provided by investment funds managed by Gramercy Funds Management LLC. The 2014 Warrants have a three-year term and entitle the holders to purchase a total of 13.3 million common shares of the Company at an exercise price of Cdn$0.269 per share. It is planned to repay the 2104 Notes from the proceeds of the financing announced by the Company in February 2015 (see "2015 Financing" below).

Senior Management Changes

Kevin Jennings joined Banro as Senior Vice President and Chief Financial Officer effective September 1, 2014. In February 2015, Banro announced the appointment of Richard Brissenden to the role of Executive Chairman of the Board. Mr. Brissenden had joined the Banro board in December 2013 as an independent director.

2015 Financing

In February 2015 the Company announced that it has signed definitive agreements for two gold forward sale transactions relating to the Twangiza mine and a gold streaming transaction relating to the Namoya mine, providing total gross proceeds to the Company of US$100 million. The purchasers under these financing transactions are funded in part by investment funds managed by Gramercy Funds Management LLC which have committed to fund the US$40 million in gold forward sales and US$50 million of the gold stream, for a total committed funding of US$90 million. The Company and its financial advisor, CIBC World Markets Inc., will seek to obtain commitments for the remainder of the gold stream transaction prior to the expected close in April. Each of the two forward sale transactions provide for the prepayment by the purchaser of US$20 million for its purchase of 22,248 ounces of gold from the Twangiza mine, with the gold deliverable over three years, at 618 ounces per month (i.e. 1,236 ounces per month for the two Twangiza forward sales). The first US$20 million forward sale closed on February 27, 2015. The second US$20 million forward sale is expected to close in April. The terms of the forward sales also include a gold floor price mechanism whereby, if the gold price falls below US$1,100 per ounce in any month, additional ounces are deliverable to ensure a realized gold price of US$1,100 per ounce for that month. The streaming transaction provides for the payment by the purchaser of a deposit in the amount of US$60 million and the delivery to the purchaser over time of 10% of the life-of-mine gold production from the Namoya mine (or any other projects located within 20 kilometres from the current Namoya gold mine). The ongoing payments to Namoya upon delivery of the gold are US$150 per ounce. The streaming transaction is expected to close in April.

B. Business Overview

General

Banro is a Canadian gold mining company focused on production from the Twangiza gold mine in the DRC, which began commercial production September 1, 2012, and completion of its second gold mine at Namoya located in the DRC approximately 200 kilometres southwest of the Twangiza gold mine. Namoya commenced gold production in December 2013, with commercial production planned to be achieved at Namoya early in the second half of 2015. The Company's longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga, each of which has mining licenses. The four projects are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC.

The Company holds a 100% interest in its said four gold properties (Twangiza, Namoya, Lugushwa and Kamituga) through four DRC subsidiaries (which in turn are held by Barbados subsidiaries of the Company; see the chart in item 4.C. of this Form 20-F). These properties, totalling approximately 2,612 square kilometres, are covered by a total of 13 exploitation permits (or mining licenses) and cover all the major, historical producing areas of the gold belt. See item 4.D. of this Form 20-F for additional information relating to the said four properties. The Company also holds, through its fifth DRC subsidiary (Banro Congo Mining S.A.), 14 exploration permits covering an aggregate of 2,638 square kilometres. Ten of the exploration permits are located in the vicinity of the Company's Twangiza property and four are located in the vicinity of the Company's Namoya property. The diagram below illustrates the location of the Company's four principal properties and the related exploitation permits.

Under DRC mining law, an exploitation permit entitles the holder thereof to the exclusive right to carry out, within the perimeter over which it is granted and during its term of validity, exploration, development, construction and exploitation works in connection with the mineral substances for which the permit has been granted and associated substances if the holder has obtained an extension of the permit. In addition, an exploitation permit entitles the holder to: (a) enter the exploitation perimeter to conduct mining operations; (b) build the installations and infrastructures required for mining exploitation; (c) use the water and wood within the mining perimeter for the requirements of the mining exploitation, provided that the requirements set forth in the environmental impact study and the environmental management plan of the project are complied with; (d) use, transport and freely sell the holder's products originating from within the exploitation perimeter; (e) proceed with concentration, metallurgical or technical treatment operations, as well as the transformation of the mineral substances extracted from the exploitation perimeter; and (f) proceed to carry out works to extend the mine.

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

On February 13, 1997, the Company entered into a mining convention with the Republic of Zaire (now called the Democratic Republic of the Congo) and SOMINKI (the "Mining Convention"). In July 1998, the Company was expropriated of all its properties, rights and titles by Presidential decree. The Company initiated arbitration procedures against the DRC State seeking compensation for this expropriation. The Settlement Agreement between the DRC State and the Company was signed in April 2002. The Settlement Agreement effectively revived the expropriated Mining Convention. Under the revived Mining Convention, the Company held a 100% equity interest in its Twangiza, Namoya, Lugushwa and Kamituga properties and was entitled to a ten-year tax holiday from the start of production.

On July 11, 2002, the DRC State enacted a Mining Code (the "Mining Code") to govern all the exploration and exploitation of mineral resources in the DRC. Holders of mining rights who derived their rights from previously existing mining conventions had the option to choose between being governed, either exclusively by the terms and conditions of their own mining convention with the DRC State or by the provisions of the Mining Code. Pursuant to this right of option which is prescribed in Section 340 paragraph 1 of the Mining Code, the Company elected to remain subject to the terms and conditions of its Mining Convention with respect to its 13 exploitation permits it acquired before the enactment of the Mining Code. Nevertheless, the 14 exploration permits (which were acquired by the Company after the implementation of the Mining Code) are exclusively governed by the provisions of the Mining Code and related mining regulations.

Sales of Gold

The Company commenced commercial production at its Twangiza gold mine on September 1, 2012. The Company recorded revenues from the Twangiza mine of US$42.631 million on sales of 24,963 ounces of gold during the four month period of September 1, 2012 to December 31, 2012. During the twelve months ended December 31, 2013, the Company recorded revenues from the Twangiza mine of US$111.808 million on sales of 80,497 ounces of gold, and during the twelve months ended December 31, 2014, the Company recorded revenues from the Twangiza mine of US$125.436 million on sales of 101,225 ounces of gold. The Company’s second gold mine, Namoya, is planned to commence commercial production early in the second half of 2015. There are numerous purchasers of gold, therefore the Company is not dependent upon any one purchaser. Current production from Twangiza is in the form of doré bars which are flown from the Twangiza site to the capital city of Kinshasa, DRC, and then shipped by air to a refinery in South Africa. The Company carries out owner-operated mining at Twangiza.

Skill and Knowledge

The Company has built a management team of skilled mining, environmental, financial and administrative personnel. The specialized knowledge and skills required in all areas of mining include engineering, geology, metallurgy, environmental permitting, drilling and exploration program planning. The Twangiza mine was the first new commercial gold mining operation in the DRC in over 50 years. Training and re-training of local staff in all aspects of mining operations is and has been a priority of the Company.

Social and Environmental Policies

(a) The Banro Foundation

Since launching its current exploration programs in late 2004, Banro has been working with local communities to promote development. In late 2005, the Company formalized this commitment to community development with the creation of the Banro Foundation. The Banro Foundation is a registered charity in the DRC with a mandate to support education, health and infrastructure improvements, principally in the local communities where Banro operates. The Banro Foundation also provides humanitarian assistance as required. In 2014, the Banro Foundation launched its first agricultural initiative near the Namoya site, with the goal of transferring agricultural skills to local growers, generating employment, opening new markets for locally grown produce and providing a food supply for Banro employees. The Company funds the Banro Foundation and has created a management structure that ensures local participation in decision-making. The Foundation focuses on needs that have been identified by local committees of community leaders and invests in improvements that will benefit communities as a whole. Promotion of opportunities for women is an important guiding principle of the Foundation. To the extent possible, the Foundation employs local labour in all initiatives. Since 2009, the projects completed by the Banro Foundation include the construction of 10 new schools and the rehabilitation of two schools (the 12 schools are educating a current total of over 7,000 students), the building of potable water delivery systems serving over 30,000 people, the construction or re-construction of over 100 kilometres of roads and bridges, four health care facilities, a women’s resource centre and three separate distributions of medical equipment from Canada to regional hospitals and clinics in South Kivu province. Additional information with respect to the Banro Foundation, including a list of projects undertaken by the Banro Foundation to date, can be found on the Company's web site at www.banro.com. The Company has included its website address in this Form 20-F only as inactive textual references and does not intend it to be an active link to its websites. The contents of the website, and information accessible through it, do not form part of this Form 20-F.

(b) Job Creation

Banro is committed to the creation of jobs and economic opportunities for local Congolese. In a short period of time, Banro has gone from having no presence in the eastern DRC to being one of the largest private employers in the region. As it has grown, the Company has deliberately created opportunities for many local Congolese. As of December 31, 2014, the Company employed 1,466 Congolese directly and an additional 1,126 Congolese indirectly through contractors and local labour hire companies.

(c) Environmental Protection and Workplace Safety

As set out in the Business Conduct Policy adopted by the Company (a copy of this policy can be obtained from the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com; the contents of this website, and the information accessible through it, do not form part of this Form 20-F), the Company believes that effectiveness in environmental standards, along with occupational health and safety, is an essential part of achieving success in the mineral exploration, development and mining business. The Business Conduct Policy states that Banro will therefore work at continuous improvement in these areas and will be guided by the following principles: (a) creating a safe work environment; (b) minimizing the environmental impacts of its activities; (c) building cooperative working relationships with local communities and governments in the Company's areas of operations; (d) reviewing and monitoring environmental and safety performance; and (e) prompt and effective response to any environmental and safety concerns.

Banro adheres to the E3 Environmental Excellence in Exploration guidelines, which were developed by the Prospectors and Developers Association of Canada.

Banro's management has also taken steps to ensure that all employees and suppliers respect and adhere to the laws of the DRC with respect to the protection of threatened and endangered species.

The Company is working to international best practice standards in environmental and social appraisal. SRK Consulting (South Africa) (Pty) Ltd. was contracted to develop an Equator Principles 2-compliant environmental and social impact assessment report and associated environmental and social impact mitigation and management plan in respect of the development of the Twangiza and Namoya mines. This work was completed by SLR Consulting (Africa) (Pty) Ltd.

C. Organizational Structure

The following diagram presents, as of the date of this Form 20-F, the names of Banro’s significant subsidiaries and the jurisdiction where they are incorporated, as well as the percentage of votes attaching to all voting securities of each such subsidiary beneficially owned, or controlled or directed, directly or indirectly, by Banro:

__________________________

Notes to the above chart:

(1)

Banro Group (Barbados) Limited also has outstanding preferred shares which were issued pursuant to the US$30 million private placement financing transaction completed in April 2013. See item 10.B. of this Form 20-F for additional information in respect of this transaction and the said preferred shares.

(2)

Each of Namoya (Barbados) Limited and Twangiza (Barbados) Limited also has outstanding preferred shares which were issued pursuant to the US$40 million private placement financing transaction completed in February 2014 (US$20 million private placement in respect of each such subsidiary). See item 10.B. of this Form 20-F for additional information in respect of this transaction and the said preferred shares.

D. Property, Plants and Equipment

Banro’s Gold Properties

In consideration of potentially depressed gold prices in the foreseeable future and the Company’s intent to replace and grow depleted ounces, the Company has developed several key objectives for 2015. These objectives are aimed at increasing gold production while containing costs, and increasing the Company’s mineral resources to potentially prolong the life of its mines thereby increasing shareholder value. These objectives include:

  Completing the installation and commissioning of the agglomeration drum at the Namoya mine in the first quarter of 2015, with a target of achieving commercial production early in the third quarter of 2015;

  Ramp up to steady production at Namoya with a focus on the heap leach operations and utilizing the CIL for enhanced recoveries on higher grade fine ore and improve the quality of heap leach material;

  Maintain steady state production levels at Twangiza while continuing to optimize the plant and rationalize costs;

  Mine plan optimization of Twangiza’s current reserves and measured and indicated resources; and

  Focusing exploration initiatives on identifying high value near-mine targets to enhance near term production and replace mineral resources through near-mine delineation drilling at Namoya and Twangiza, while undertaking limited, but focused regional exploration at Kamituga and Lugushwa.

Twangiza

Certain of the following disclosure relating to the Company’s Twangiza gold project is derived from the technical report (the "Twangiza Technical Report") dated March 9, 2011 (as revised on March 24, 2011) and entitled "Economic Assessment NI 43-101 Technical Report, Twangiza Phase 1 Gold Project, South Kivu Province, Democratic Republic of the Congo". A copy of the Twangiza Technical Report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov. The Company has included these website addresses in this Form 20-F only as inactive textual references and does not intend it to be an active link to these websites. The contents of these websites, and information accessible through them, do not form part of this Form 20-F.

Any statement contained in a document (or excerpt therefrom) incorporated by reference herein is not incorporated by reference to the extent that any such statement is modified or superseded by a statement contained herein. Any such modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.

Property Description and Location

The 1,156 square kilometre Twangiza property is located in the South Kivu Province of the DRC, approximately 35 kilometres west of the Burundi border and approximately 45 kilometres to the south southwest of the town of Bukavu, the provincial capital. The Twangiza property consists of six exploitation permits, which are held by Banro’s DRC subsidiary, Twangiza Mining S.A., and which are numbered PE40, PE41, PE42, PE43, PE44 and PE68. See Figure 1 below. The said exploitation permits entitle Twangiza Mining S.A. to the exclusive right to carry out exploration, development, construction and exploitation works within the perimeter over which they have been granted.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Twangiza is situated in the Mitumba Mountains, which form part of the western escarpment of the Albertine Rift Valley. The area is mountainous with deeply incised valleys with slopes typically greater than 30o, forming a dendritic drainage pattern. The mining area occupies a steep ridge running north/south between two fast-flowing rivers. Elevation in the area ranges from 1,500 metres to 2,400 metres above sea level, rising to 3,000 metres in the Ntombwe massif 50 kilometres to the south. Vegetation on the Twangiza property is a mosaic of transformed, agricultural plots and woodlots of cypress and eucalyptus, and montane grassland. One small, 2.18 ha patch of indigenous forest remains to the east of the mine area, the Lusirwe sacred forest.

Road access from Bukavu (the capital city of South Kivu Province) to the Twangiza property is some 55 kilometres on the N2 National Road and then 30 kilometres on the Twangiza access road. The journey time is 2.5 hours during the dry season and extends to 4 hours under wet conditions. The property is also serviced by a helicopter and the journey between Bukavu and Twangiza is some 14 minutes. Bukavu has an airport, Kavumu. There are commercial flights between Bukavu and Goma (North Kivu) and Bukavu and Kindu (Maniema). Bukavu is about a one hour drive from Kavuma airport. The preferred means of access to Bukavu is via Kamembe Airport in Rwanda which is a 30 minute drive from Bukavu including border crossing time. There are two commercial ferries on Lake Kivu between Goma - North Kivu and Bukavu that run daily.

The climate at Twangiza can be classified as tropical to sub-tropical with the wet season falling between September and April, and the main dry season from May to August. Due to its close proximity to the equator, Twangiza experiences daylight and night hours that are almost equal, with daylight lasting between 6 am and 6 pm. The relative humidity generally exceeds 85% during the entire year.

Twangiza has an average annual rainfall of 1,796 mm. Regionally the highest monthly rainfall is 242 mm, as recorded at nearby meteorological stations (Bukavu, Confomeka, Tshibinda and Kailo), occurred during December; and a minimum of 35 mm has been recorded during July. Rain generally occurs as soft, lengthy rainfall in the mid to late afternoons, but violent thunderstorms are also frequent.

The Twangiza property is remotely located and there was no existing supply of power suitable for the project requirements prior to the construction of the Twangiza mine. A diesel-generator power plant has therefore been established to provide the power required to the Twangiza project.

Figure 1 - Map of the Twangiza Property

N
650000
670000
690000
710000
9720000
9700000
9680000
9660000
Kakono
Luntukulu
PE 44
Gombo
Bugoy
M'Chitera
Mufwa
Lukugurha
Kashegeshe
Lukungurhi
Mushege
Tshondo
Muhona
Mushege
Twangiza Deposit
PE 41
PE 42
Kasika
Mwenga
0
10
Kilometres
LEGEND
Rivers
Main Roads and Towns
Property Boundary
Soil Grid Outline
PE 42 Concession Permit Number
Deposit Location and Name
BANRO CORPORATION
MAP OF THE TWANGIZA PROPERTY
TWANGIZA PROJECT

History

See item 4.A. of this Form 20-F for ownership history information with respect to the Twangiza property. There have been three major field exploration programs on the Twangiza property prior to 2005. The first was between 1957 and 1966 by MGL and consisted of the driving of approximately 12,100 metres of adits and 8,200 metres of trenches at the Twangiza deposit. A total of 17,400 channel samples were collected at two metre intervals from both the trenches and adits. Secondly, from 1974 to 1976, Charter Consolidated Limited undertook an evaluation program of the Twangiza area in order to verify the results obtained by MGL and to look for possible extensions to the mineralization. Soil sampling was conducted over a 4.6 square kilometre area to the north of the Twangiza deposit. Anomalous soil samples were tested by 11 pits, 6 trenches and 5 adits. Work also included the re-sampling of three MGL adits (Levels 2100, 2130, and 2220). The third historical program was undertaken by Banro between August 1997 and April 1998. The program was managed by CME and consisted of:

•	topographical surveying (31.65 square kilometres);

•

LANDSAT acquisition and interpretation, completed during 1997 by R. Eyers of the Remote Sensing Group at Imperial College London. High resolution digital satellite images for an area covering 60,000 square kilometre between latitude 2°30’S and 4°30’S and longitude 26°30’E and 29°30’E were created. Results indicated the Twangiza property lies on a complex north-south trending structure composed of a number of curvilinear segments which trend toward northwest –southeast orientations away from the axis;

•

helicopter-supported airborne magnetic surveying (10,490 line-kilometres) conducted during 1997 – 1998 by High Sense Geophysics (now Fugro geophysics) of Harare, Zimbabwe. The survey provided high resolution magnetic maps in a digital format, which were used to define anomalous zones, and to assist in detailed structural evaluation and identification of lithological trends. The investigation covered five of the six Twangiza permit areas (PE40, PE41, PE42, PE43, PE44), and was based on a 200 metre flight line spacing orientated at 045°, with tie-lines at 135° at a spacing of 2,000 metres. The results confirmed the Twangiza deposit is characterized by a high magnetic field adjacent to a large low magnetic anomaly in the north and a smaller low anomaly to the southwest. The magnetic lows probably represent an intrusive body which may have provided the fluid and/or heating source for the gold mineralization and the porphyry sills found at the Twangiza deposit;

•

geological mapping and rock sampling of the Twangiza area completed during the 1997–1998 exploration programme and covering an area extending 2.6 kilometres south and 5.2 kilometres north of the Twangiza deposit. The regional mapping is bounded to the east and west by north–south trending conglomerates. Grab samples and channel samples were taken and after sample preparation at Banro’s on-site sample preparation laboratory were sent to Acme Analytical Laboratory in Vancouver, Canada for analysis;

•

detailed geological mapping and channel sampling of 16 adits covering the southern portion of the Twangiza area previously worked by artisanal miners. Grab samples and channel samples were taken and after on-site sample preparation were sent to Acme Analytical Laboratory;

•

petrographic studies completed by Dr J. F. Harris of Vancouver Petrographics Ltd, based on polished and thin sections. Investigation observed that native gold occurs in veins against pyrite crystals and fine grained gold occurs at the boundary of sulphides or along fractures within sulphide grains;

•

diamond drilling (20 holes, 9,122 metres, 8,577 samples, HQ and NQ core size) completed between September 1997 and March 1998. The drilling covered an 800 metre strike length of mineralization within the hinge of the Twangiza Anticline, with holes drilled at different orientations. Due to the extreme topography at Twangiza, an A-Star 350 B2 helicopter was utilized for moving drilling rigs, materials and personnel from site to site. Drilling was performed by Rosond International Limited of South Africa utilizing two Longyear 38 drill rigs with a maximum depth potential of 600 metres. All drillhole collars were surveyed using a Sokkia SET4100 Total Station, with inclination and azimuth at surface measured with handheld compasses. Downhole surveying of all holes was completed using a Sperry Sun Single Shot instrument which recorded both azimuth and inclination; and

•

density testing performed on behalf of Banro by CME in 1998 on a variety of rock types that make up the Twangiza deposit. The purpose of the study was to assign rock densities to specific lithological and mineralogical units for inclusion in the resource estimates. A total of 165 bulk density determinations were undertaken by CME.

Geological Setting

The Twangiza property can be divided into three distinct litho-structural terrains. The eastern terrain is characterised by N-S trending Neoproterozoic sediments, which are part of the Itombwe synclinorium, a regional-scale fold which extends southwards from the Twangiza area for about 150 kilometres. Exploration activities on the property to date have all been within the Neoproterozoic domain. The western domain has a distinct NW-SE tectonic grain, and is believed to be Palaeoproterozoic in age. The third domain occurs in the north, where recent basalts blanket the Proterozoic rocks.

The sediments in the Neoproterozoic terrain are generally very weakly metamorphosed. The dominant lithology is mudstone, often with a significant amount of carbonaceous material. Subordinate units of siltstone are commonly interbedded with the mudstone, being slightly coarser, more siliceous and harder. Quartz wacke and sandstone occur locally, but are usually confined to relatively thin beds or lenses which lack continuity. A characteristic feature of the Twangiza area is the presence of a conglomerate consisting of clasts of granite, mudstone and siltstone supported by a matrix of dark grey silty mud. It frequently contains a significant amount of detrital magnetite, and forms the relatively highly magnetic unit that clearly defines the geometry of the concession-scale folds in the magnetic images.

In the vicinity of the Twangiza Main and North deposits, the Neoproterozoic sediments have been intruded by porphyritic sills, ranging in thickness from less than 1 metre to over 50 metres. The sills have undergone extensive hydrothermal alteration and the original composition is difficult to determine. However, it is possible that the sills are part of a suite of alkaline intrusive rocks that were emplaced along the line of the present-day Western Rift, at about 750 Ma. Small granitic intrusions have been found in the Neoproterozoic rocks, and have been locally exploited for tin by colonial prospectors and artisanal miners. It is believed these granites are younger than the G4 tin granites which were emplaced at 975 Ma, and may also be related to the same 750 Ma intrusive event as the porphyry sills.

The Neoproterozoic terrain at Twangiza is characterised by a series of N-S trending, concession-scale folds, which plunge to the north. These folds vary from being open to almost isoclinal, although the average limb dips are usually between 50° and 80°. Smaller-scale folds, probably parasitic to the larger structures, are commonly seen on a prospect scale; they display plunges to the north and south, or are doubly-plunging like the fold hosting the Twangiza orebodies. The folding is considered to have developed in response to E-W compression in the Pan African orogeny at about 550 Ma. Faulting in the Neoproterozoic terrain is common, the main trends being NE-SW to E-W. In addition, zones of shearing and/or brecciation have been mapped sub-parallel to the fold axes at several prospects, and may have had a control on the mineralization.

The contact between the Neoproterozoic terrain and the western Palaeoproterozoic block as defined by aeromagnetic and radiometric studies is sharp, and is possibly thrusted. The contact appears to have been locally displaced by NE-SW faulting. The western terrain is characterised by a NW-SE tectonic trend, which is sub-parallel to the Rusizian trend that developed during the Eburnean orogeny at the end of the Palaeoproterozoic.

However, it is possible that the rocks in the western domain are Mesoproterozoic or younger, having been affected by the reactivation of deep seated Rusizian structures.

Reference is made to section 6 of the Twangiza Technical Report (which section is entitled “Geological Setting”) for additional information in respect of the geological setting. Section 6 of the Twangiza Technical Report is filed as an exhibit to and is incorporated by reference into, and forms part of, this Form 20-F. A copy of the Twangiza Technical Report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Exploration

Twangiza Exploration Program - October 2005 to December 2006

Banro resumed its exploration program at Twangiza after the Congolese government had established control and authority in the area in October 2005. The following summarizes the exploration program carried out by the Company at Twangiza from October 2005 to December 2006.

Soil Geochemical Program

A soil geochemical program designed to test the immediate northern, eastern, western and southern extensions of the known Twangiza mineralization was completed by the Company in 2006. The 7 kilometre soil geochemical grid had its base line orientated along the hinge of the anticline at 350º. Soil sampling was undertaken at 40 metre intervals on lines spaced at 80 metres. The baseline origin for the soil geochemical grid was pegged at UTM coordinate 9682698.2N / 693500.5E, which corresponds to a local grid coordinate of 10000N/20000E. The soil geochemical grid was initially surveyed using compass, tape and ranging rods. All sample points were marked with a wooden peg with local grid co-ordinates clearly labelled on each peg. All sample points were subsequently surveyed using a Trimble Differential GPS. The survey used the WGS-84 zone 35 south coordinate system. By the end of December 2006, a total of 275.44 line kilometres had been cut and 6,589 soil samples collected and sent for analysis. The geochemical results outlined an 800 metre long by 450 metre wide, +100 ppb gold in soil anomaly to the immediate north of Twangiza Main deposit. The anomaly splits into three roughly parallel trends to the south of the Lukungurhi workings. A 1.5 kilometre long, 80 metre to 160 metre wide north-northwest trending +100 ppb Au soil anomaly occurs to the south of the Lukugurha artisanal workings.

Trenching Program

A trenching program was initiated to test the gold-in-soil geochemical anomalies and the continuity of mineralisation on the northern extension of the Twangiza Main deposit, as well as the southern and northern extensions of the Lukungurhi workings. Trenches were located to the north of the baseline origin and were oriented at 080°. The lithological units encountered in the trenches are intensely weathered with limonite staining occurring predominantly in the sediments and feldspar porphyries within the mineralised areas. Kaolinite is the dominant weathering product in the feldspar porphyries. Hydrothermal silicification is mainly encountered at the contacts between feldspar porphyry the sediments. Silicification is usually intense at the contacts and decreases away from the contact into the wall rock. A total of 785 channel samples were collected from 1,159 metres of trenching.

Prospect Scale Mapping

A detailed mapping project was carried out in the Twangiza artisanal workings in order to gain a better understanding of the geology and mineralisation controls and to verify and compliment the diamond drilling data. The study reviewed all aspects of the geology including lithology, structure and alteration. Structural mapping at the Twangiza Main deposit (workings, trenches and road cuts) demonstrates that the bedding strikes dominantly NW-SE. The intersection of bedding planes indicates an anticlinal fold axis plunging at 37º towards 120º. The quartz veins measured in the workings are either parallel to or cross-cut the bedding. The Lukungurhi artisanal workings are located approximately 1.5 kilometres north of the Twangiza deposit and measure about 600 metres in strike length and are 70 metres wide on average. The axis of the workings is orientated at 350°. Work carried out during 2005 included trenching, geological/structural mapping of trenches and artisanal pits as well as rock chip/channel sampling. Two trenches TWT 3 and TWT 4 located respectively at the southern and northern extensions of the workings were excavated to test the continuity of the Lukungurhi mineralisation. Structural mapping from trenches and artisanal workings reveals the bedding is dominantly north - south. Limonite-quartz veins within the porphyries have a dominant orientation of 080º/71º strike dip right. Kaolinite alteration is the product of intense weathering of feldspars in both the feldspar porphyry and mafic intrusives. Further mapping and trenching was completed at artisanal workings in the vicinity, notably at Kashegeshe, Muhona and Bugoy.

Twangiza Exploration Program - January 2007 to November 2008

The following summarizes the exploration program carried out by the Company at Twangiza from January 2007 to November 2008.

Geophysical Exploration - Airborne magnetic and radiometric surveys were completed over the entire Twangiza property, utilising a flight line spacing of 100 metres with tie lines at 1,000 metre intervals; several promising new targets were identified for follow-up work.

LIDAR Survey - LIDAR utilises airborne laser technology to create accurate topographic maps of the region. In addition, colour aerial digital photography has been rectified to create accurate orthophotos.

Additional Regional Work - During late 2007, the Company began exploration of the Twangiza property outside the main trend. The following targets were investigated:

Mufwa
Located 13 kilometres northwest of the Twangiza Main deposit, Mufwa is the focus of intense artisanal activity, where miners are exploiting a series of quartz veins within mudstone. The structural setting is very similar to Twangiza, with the mineralization occurring close to the axis of a plunging anticline. However, feldspar porphyry sills are absent at Mufwa, and the mineralization tends to be in quartz rather than sulphide-associated. The workings cover an area of approximately 500 metres east-west, by 350 metres north south, although recent exploration indicates good potential for extending the mineralized zones in both directions. Exploration consisted of surface mapping and rock-chip sampling, mapping and channel sampling of 27 artisanal adits, and soil sampling of a 4 x 2 kilometre area around the workings on an 80 x 40 metre grid. A total of 445 rock samples, 957 adit channels and 2,676 soil samples were collected.

Kaziba
Located 11 kilometres east of the Twangiza Main deposit, the Kaziba target was discovered towards the end of 2008. Sulphide-associated, disseminated mineralization similar in style to that at Twangiza Main, occurs within mudstones and siltstones on the western limb of a northerly plunging anticline. Exploration during 2008 consisted of mapping and sampling of artisanal workings, and soil sampling of a 2 x 1 kilometre area around the workings on an 80 x 40 metre grid. A total of 290 rock samples and 573 soil samples were collected. The data indicates the presence of gold mineralization over a strike of 250 metres, potentially with a thickness of up to 30 metres.

Tshondo
Preliminary work at Tshondo, an old colonial discovery located 9 kilometres west of Twangiza Main, indicates that gold is associated both with quartz veins and within the surrounding hydrothermally silicified mudstone and siltstone. The mineralization is associated with the axis of a northerly plunging syncline. Artisanal mining is focusing on the relatively high-grade quartz mineralization over a strike of 500 metres. Soil geochemical sampling in tandem with rock chip sampling, trenching and adit mapping and sampling was undertaken in late 2010.

Radiometric Anomaly
This prospect is approximately 5 kilometres west of Twangiza Main, and was targeted due to the presence of a coincident uranium-thorium radiometric anomaly similar to that at Twangiza, located on a well-defined anticline axis. Work during 2008 comprised a programme of stream sediment sampling (117 samples) and regional mapping. The stream results define three anomalous areas with values of up to 1,840 ppb Au.

Southern Anomaly
This target is located 10 kilometres south of Twangiza Main. It is situated on the axis of a tightly folded syncline, and is associated with a coincident uranium-thorium radiometric anomaly. Historical records indicate that alluvial gold was exploited in colonial times, and alluvial artisanal mining is still carried out locally. The 2008 programme comprised stream sediment sampling (185 samples) and regional mapping. Anomalous values of up to 470 ppb Au will be followed up initially by soil sampling.

Twangiza Exploration Program - 2009 to 2012

The exploration program on the Twangiza property for the period 2009 to 2012 focused on (a) the near mine targets to fully evaluate the Twangiza East and West flanking structures, and (b) regional targets located outside the Twangiza anticline, which have the potential to add substantial resources to the current mineral resource of Twangiza. The near mine exploration at Twangiza focused on generating new targets outside the Twangiza Main and North deposits. Field activities included soil, rock chip and channel sampling, pitting, auger drilling, diamond and reverse circulation drilling. Delineation drilling was undertaken in the Twangiza East and West mineralization trends. Forty diamond drill holes totaling 3,854.6 meters were completed on the Twangiza West and East zones to facilitate the resource evaluation of the deposits. Regional exploration at Twangiza during the same period focused on the Ntula, Mufwa, Luntukuru, Kaziba and Tshondo prospects, the Lukungurhi area and the Ntula extensions. Field activities included soil, rock chip and channel sampling, geological mapping, pitting, auger drilling and diamond drilling. Nine (9) holes totalling 1,151 meters of drilling were completed during the period and the first phase of drilling was carried out at the Ntula prospect.

Twangiza Exploration Program - 2013 and 2014

Exploration at Twangiza for both 2013 and 2014 was scaled down to conserve funds to support the construction of the Namoya mine and the Twangiza mine expansion. In 2013, exploration activities in the Twangiza concession were focused on the Ntula-Mufwa corridor and prospects around the Luntukulu area. These activities involved geological mapping, auger drilling and an orientation stream sediments Bulk Leach Extractable Gold ("BLEG") program. In 2014, exploration activities in the Twangiza concession focused on the regional prospects, Mufwa and Kadubo, (the latter prospect was discovered by the Company during 2014) and involved geological mapping and rock chip and channel sampling.

Mineralization

The Twangiza Main ore body consists of a wide (up to 200 metres) zone of pervasively altered mudstone, siltstone and porphyry sills, with abundant sulphidic veins. The veins form a complex irregular network, although veining parallel to bedding is relatively common. Hydrothermal fluids have exploited both the fracture system which developed during folding due to competency contrasts between the lithologies, and dilational zones between bedding planes to form saddle reefs. The style of mineralization in the sediments and sills varies, but can be sub-divided into two main types as discussed below:

Sills

•

The mineralized sills are characterised by the presence of pyrite and arsenopyrite. The relative proportion of these sulphides is variable, but is estimated to average approximately 65% pyrite: 35% arsenopyrite;

•

The total abundance of sulphide is also very variable, averaging about 3% of the rock, but locally comprising up to about 30% of a 1 metre sample. There is a positive correlation between grade and sulphide content;

•

The sulphides occur in a variety of habits: (a) disseminated crystals, (b) stringers, (c) coarsely crystalline veins up to 10 centimetres in width, but usually 1 to 3 centimetres across, and often with intergrown quartz, and (d) irregular massive patches.

Sediments

•	The sediments contain the same sulphides in similar proportions, but the quantity of sulphides in the sediments is generally lower;
•	The disseminated sulphides in the sediments are generally finer grained and are more common in the relatively porous siltstone units;
•	The sulphide veins in the sediments generally contain more quartz, either intergrown with the pyrite and arsenopyrite, or forming borders to the veins.

In the oxidised zone, the veins in both the porphyry and sediments have weathered to limonite-silica intergrowths. This limonite-silica veining is a common feature of the mineralization in outcrop. Limonite-filled boxworks, and irregular limonite patches and coated vugs have formed due to oxidation of the disseminated sulphides and patches.

Hydrothermal alteration associated with the gold mineralization has formed three broad assemblages:

•	Proximal alteration in the sills (feldspar porphyry): albite, dolomite, pyrite, arsenopyrite, gold;
•	Proximal alteration in the sediments: albite, quartz, pyrite, arsenopyrite, gold;
•	Distal alteration in the sills (mafic porphyry): chlorite, calcite.

Drilling

February 2006 to May 2008

The aim of this initial drilling at Twangiza was to convert the inferred mineral resources into indicated and measured categories. A total of 17,037.34 metres of diamond drilling involving 71 holes were completed between February and December 2006.

In January 2007, a major drilling campaign commenced with the aim of converting the remaining inferred mineral resources at Twangiza Main into the indicated and measured categories and to identify additional inferred mineral resources particularly at Twangiza North. At the end of May 2007, 100 diamond drill holes totalling 23,873.12 metres of PQ, HQ and NQ had been completed. Drilling tested the 800 metre long zone of mineralisation within the hinge of the Twangiza Anticline, in addition to the Twangiza North soil geochemical anomalies. A total of 61 resource holes were drilled at 40 metre centres to infill the holes drilled in 1997/98 with the objective of upgrading the inferred mineral resources to the higher confidence measured and indicated resources. In addition, 39 exploration holes were drilled to test the Twangiza North geochemical anomaly. Four drill rigs were deployed at the Twangiza property, with two additional rigs mobilized in 2008.

The remainder of the programme between May 2007 and May 2008 consisted of a total of 24,231.3 metres of PQ, HQ and NQ diamond drilling involving 116 holes. The focus of the drilling was to infill the drilling grids and potential resources within the Twangiza North area of the deposit. Ninety eight (98) holes were drilled at 40 metre centres to infill the holes drilled in 2006 and early 2007 in the Twangiza North deposit and 18 holes were drilled in Twangiza Main.

An A-Star 350 B3 helicopter (owned and operated by Savannah Helicopters) was used for the moving of drills, materials and personnel between the drill site and the exploration camp. The diamond drilling was performed by Geosearch International Limited of South Africa utilizing four portable CS1000 and two Longyear 38 drill rigs with a maximum depth capability of 600 metres. All drill hole collars were surveyed with RTK GPS equipment. Drill hole collar azimuths and inclinations were established at surface by using hand held compasses. Down-hole surveying of drill holes utilized a Reflex Single Shot or Flexit instrument, which measures both azimuth and inclination of the hole. All drill core was orientated. Orientation was carried out by the "Spear" method or the Ezy Mark system. The majority of the drill holes have been drilled to the east on an azimuth of between 70 - 80°, and at inclinations of between 50 – 55°. A portion of the programme has been drilled in the opposite direction on an azimuth of 260° to improve the definition of the 3D wireframes.

May 2008 to November 2008

One hundred and two (102) diamond drill holes totalling 21,952.26 metres of PQ, HQ and NQ was completed between May 2008 and November 2008. Drilling tested the mineralised interpretation at depth with the aim of increasing both confidence and grade in the previous estimates, particularly in Twangiza Main. Resource holes were drilled on 40 metre centres to infill the holes drilled during previous campaigns with the objective of upgrading the inferred mineral resources to the higher confidence measured and indicated mineral resources and improving the estimation at depth. The same drilling procedures were used in terms of rig set-up and rig movement as in the previous drilling campaign.

The majority of the holes in the program were drilled to the east on an azimuth of between 70 - 80° at dips of between 50 – 55°. A portion of the program was drilled in the opposite direction on an azimuth of 260° to improve the definition of the 3D wireframes.

2009 to 2014

See the disclosure above under "Twangiza – Exploration".

Sampling and Analysis

Reference is made to sections 11, 12 and 13 of the Twangiza Technical Report (which sections are entitled "Sampling Method and Approach", "Sample Preparation, Analyses and Security" and "Data Verification" respectively) for information in respect of sampling and analysis at Twangiza. Sections 11, 12 and 13 of the Twangiza Technical Report are filed as an exhibit to and are incorporated by reference into, and form part of, this Form 20-F. A copy of the Twangiza Technical Report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Security of Samples

Reference is made to sections 11 and 12 of the Twangiza Technical Report (which sections are entitled “Sampling Method and Approach” and “Sample Preparation, Analyses and Security” respectively) for information in respect of security of samples at Twangiza. Sections 11 and 12 of the Twangiza Technical Report are filed as an exhibit to and are incorporated by reference into, and form part of, this Form 20-F. A copy of the Twangiza Technical Report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Mineral Resource and Mineral Reserve Estimates

In a press release dated March 27, 2014, the Company announced updated mineral resource estimates and mineral reserve estimates for the Twangiza property, which are set out in the following tables. The said press release is filed as an exhibit to and is incorporated by reference into, and forms part of, this Form 20-F. A copy of the said press release can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Twangiza Mineral Resources (effective date: December 31, 2013)

Category	Tonnes (Mt)	Grade (g/t Au)	Gold (Moz)
(Oxide)
Measured	6.56	2.62	0.55
Indicated	9.00	1.89	0.55
Measured & Indicated	15.56	2.21	1.10
Inferred	1.27	1.35	0.06
(Transition & Fresh)
Measured	5.97	2.23	0.43
Indicated	92.87	1.43	4.26
Measured & Indicated	98.85	1.48	4.69
Inferred	12.10	1.22	0.47

Note: The above estimates use a 0.5 g/t Au cut-off grade.

Cautionary Statements

Mineral resources that are not mineral reserves do not have demonstrated economic viability. There is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves. U.S. investors should read the "Cautionary Note to U.S. Investors Concerning Reserve and Resource Estimates" above concerning the difference between "resources" and "reserves".

Twangiza Mineral Reserves (effective date: December 31, 2013)

Category	Tonnes (Mt)	Grade (g/t Au)	Gold (Moz)
Proven	5.62	2.49	0.45
Probable	8.07	2.23	0.57
Total Proven and Probable	13.69	2.34	1.03

Note: Rounding of numbers may result in computational discrepancies. Mineral reserves are included in the mineral resources.

The key assumptions used for the determination of the mineral reserves at Twangiza are set out below:

Input Data	Units
Gold price	US$1,200 per ounce
Mining costs	US$3.35/tonne mined
Processing costs	US$20.13/tonne processed
General and administration costs	US$8.21/tonne processed
Royalties and selling costs	US$33.80/ounce
Mining dilution	5% at zero grade
Reserves cut-off grade	0.75 g/t Au recoverable
Mining recovery	95%
Pit slopes	30 to 50 degrees
Metallurgical recovery	Oxides (90.2%), Trasition (87%), Fresh (86%) for Twangiza North deposit. Oxides (87%), Transition (79%), Fresh (74.5%) for all other Twangiza deposits.

Mining Operations

The ore body at Twangiza has been free digging. Mining is conventional open pit mining with both free digging and some blasting planned going forward. The Twangiza mine processing plant consists of a crushing, milling and Carbon in Leach (CIL) process.

During the first half of 2014, the Twangiza mine focused on the completion of the plant expansion project, improving ore delivery and throughput levels in line with the upgraded design capacity of 1.7 million tonnes per annum ("Mtpa"). Following ore delivery and throughput achievements during the third quarter of 2014, whereby 90% of the upgraded design capacity on an annualized rate was achieved, site management’s focus shifted to incremental operational efficiencies. Production during the year included two consecutive quarters of record production as well as numerous record setting months with December 2014 production reaching 11,549 ounces of gold. These operational milestones were a result of the successful plant expansion activities including the ROM Pad sheltered storage which effectively mitigated the adverse impact that the rainfall associated with the wet season has previously had on operating performance.

In the second half of 2014, with the completion of the plant expansion activities, Twangiza increased productivity levels towards steady state operations. The steady state operating productivity has allowed Twangiza to reduce cash costs by 23% from US$781 per ounce in the first half of 2014 to US$605 per ounce in the second half of 2014. The improved operating results are driven by the ability for the operations to increase mining and milling productivity, a 25% and 29% increase in tonnage, respectively, while maintaining similar gross expenditures. Going forward, Twangiza will continue to focus on achieving incremental efficiencies through process optimization to further enhance the steady state operations.

TWANGIZA MINE	2014	H2 2014	H1 2014	2013	Prior Year Change %
Gold sales (oz)	101,225	56,269	44,964	80,497	26%
Gold produced (oz)	98,184	56,616	41,568	82,591	19%
Material mined (t)	3,595,645	1,996,373	1,599,272	4,116,657	(13%)
Ore mined (t)[1]	1,927,744	1,146,144	781,600	1,758,972	10%
Valley fill mined (t)	49,854	-	49,854	-	100%
Waste mined (t)	1,618,047	850,229	767,818	2,357,685	(31%)
Strip ratio (t:t)[2]	0.84	0.74	0.98	1.35	(38%)
Ore milled (t)[1]	1,358,726	765,381	593,345	1,023,981	33%
Head grade (g/t)[3]	2.70	2.80	2.56	2.98	(9%)
Recovery (%)	83.00	81.81	84.59	83.80	(1%)
Cash cost per ounce ($US/oz)[4]	683	605	781	836	(18%)

(1)	The difference between ore mined and ore milled is, generally, the result of the stockpiling of lower grade ore.
(2)	Strip ratio is calculated as waste mined divided by ore mined.
(3)	Head grade refers to the indicated grade of ore milled.
(4)	Cash cost per ounce is a non-IFRS measure. Refer to the non-IFRS measures section of the MD&A for additional information.

Mining

A total of 3,595,645 tonnes of material (2013 – 4,115,657 tonnes) were mined at Twangiza during the year ended December 31, 2014. Total ore mined was 1,927,744 tonnes (2013 – 1,758,972 tonnes). The strip ratio for the year fell to 0.84 as compared to 1.35 during 2013 in accordance with the mine schedule which decreased the mining cost per tonne milled from US$14.7 to US$11.6 per tonne, or a decrease of 21%. During the fourth quarter of 2014, a total of 969,062 tonnes of material (Q4 2013 – 902,416 tonnes) were mined at Twangiza, including 556,856 tonnes of ore (Q4 2013 – 366,625 tonnes), at a strip ratio of 0.74 (Q4 2013 – 1.46) .

Processing & Engineering

For the year ended December 31, 2014, the plant at the Twangiza mine processed 1,358,726 tonnes of ore (2013 – 1,023,981 tonnes), representing a 33% increase over the prior year. Increased throughput levels reduced the processing cost per tonne milled from US$31.7 per tonne to US$25.9 per tonne or a decrease of 19%. Throughput in the second half of 2014, following the completion of the plant expansion, increased to over 90% of the upgraded design capacity. Improved mill productivity was assisted by dryer weather conditions than the previous year, and dryer material available aided by the new sheltered ROM storage area along with improvements in pre-screening and ore crushing circuits. Recoveries during the year decreased marginally compared to the prior year to an average rate of 83.0% (2013 – 83.8%) driven mainly by the processing of lower head grade ore. With the achievement of design throughput levels following the expansion, site management focus transferred to incremental operational efficiencies to increase throughput on a consistent basis and improve recoveries. The processing costs were US$2.7 million higher compared to 2013 as a result of the 33% increase in throughput, partially offset by lower consumption of mill consumables per tonne processed.

Twangiza Plant Optimization and Expansion

The Twangiza plant upgrade was completed at the end of April 2014, expanding the plant throughput capacity to 1.7 Mtpa. The upgrade was commissioned during the second quarter of 2014, enabling the plant throughput to ramp up to over 90% of design throughput. Site management continues to optimize the plant in order to incrementally increase the benefits from upgrade program.

Sustaining Capital Activities

Throughout 2014, project capital at Twangiza totaling US$9.945 million included plant expansion activities, ROM Pad roofing, mobile mine equipment and the tailings management facility. Capital spending decreased throughout the year as the plant expansion activities were completed including the ROM Pad roofing.

General

Under the Mining Convention, income taxes are not payable by Twangiza Mining S.A. for a period of 10 years. An administrative tax of 5% for the importation of plant, machinery and consumables is payable by Twangiza Mining S.A., as is a royalty of 1% on gold revenues and, after return of capital, a 4% net profits tax.

Twangiza Exploration Program Planned for 2015

Consistent with the Company’s strategy to focus on cash flow management and the completion of the Namoya mine, exploration at Twangiza for 2015 will be limited to low level ground maintenance and target generation exploration activities prioritizing extensions to the Twangiza Main mineralization trend. The planned activities include geochemical soil sampling, geological mapping, channel and rock chip sampling, limited auger drilling and wide coverage low cost regional BLEG sampling. Planned drilling has been deferred to the second half of the year and is dependent on funds availability.

Namoya

Certain of the following disclosure relating to the Company’s Namoya gold project is derived from the technical report (the "Namoya Technical Report") dated May 12, 2014 and entitled "Independent National Instrument 43-101 Technical Report on the Namoya Gold Project, Maniema Province, Democratic Republic of the Congo". A copy of the Namoya Technical Report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Property Description and Location

The Namoya project is located in the Maniema Province of the DRC, approximately 195 kilometres west of Lake Tanganyika, crossing the provincial border of South Kivu Province, as shown in Figure 2. Kinshasa, the capital city of the DRC, is 1,355 kilometres west of the Namoya project, while the business districts of Bukavu (South Kivu Province, DRC), Bujumbura in Burundi and Kigali in Rwanda are each located more than 200 kilometres to the northeast of the project.

The project consists of one exploitation permit (No.18), which occupies an area of 174 km2. See Figure 3. Within this project area, six prospects have been identified. Namoya Mining S.A., a DRC subsidiary of Banro, holds the said exploitation permit, which entitles Namoya Mining S.A. to carry out exploration, development, construction and mining on the property. The said exploitation permit expires July 2016, subject to renewal for consecutive 15 year periods. According to DRC law, the surface rights and the mineral rights pertaining to one property are not separated. Therefore, Namoya Mining S.A. has access to both the surface and mineral rights to the Namoya project under its exploitation permit.

Namoya Mining S.A. has committed that, following closure of operations, that waste and tailings disposal infrastructure will be decommissioned and rehabilitated in a manner that does not present a long term safety and/or stability risk.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Namoya area can be divided into two main topographic domains, namely the broad flat flood plains to the south of Namoya village, and the mountainous domain to the north. The plains lie between 800 metres above mean sea level (amsl) and 900 metres amsl. The summit of Mount Mwendamboko, to the north, peaks at approximately 1,300 metres amsl. The northern region is cut by deep valleys with a well-formed drainage system made up of a dense dendritic network of short streams, less than 10 kilometres in length. The rivers are generally narrow and shallow with many rapids along their course. A schematic plan of the property is given in Figure 3, which provides views of the topography and physiography around the Namoya project. Many of the streams and rivers draining the hills are being mined and used for washing ore by artisanal miners, and an area of processed washings exists in the valley next to Mwendamboko village.

The climate in the eastern DRC is tropical. It is hot and humid in the equatorial river basin and cooler and wetter in the eastern highlands. The wet season takes place in April to October and the dry season from December to February. The climate allows for exploration and mining activities all year round. Activities are more challenging during the wet season, as roads become muddy and slippery, pits are rapidly filled by water and field work can be extremely difficult.

The land around the Namoya project is mainly equatorial rain forest, with very tall trees and grass. The plains south of the village of Namoya consist of equatorial forest interspersed with savannah and agricultural land, while the mountainous northern region is covered by extensive equatorial forest. There are several rivers which can provide water for the project.

The Namoya project lies far from business districts and built up areas and is therefore situated a considerable distance away from the major road and rail networks and the power grid. Infrastructure in the DRC is generally limited and in poor condition. The general lack of maintenance and destruction of bridges in recent times also contributes to the challenging access conditions. Namoya Mining S.A. is continuously carrying out basic repairs to improve access around the site.

Figure 2

LOCATION AND INFRASTRUCTURE OF THE NAMOYA PROJECT IN RELATION TO THE DRC

DRC
CENTRAL AFRICAN REPUBLIC
SUDAN
CAMEROON
GABON
CONGO
UGANDA
RWANDA
BURUNDI
TANZANIA
CABINDA
ANGOLA
Atlantic Ocean
Bangui
Okapi Game Lodge
Kisangani
Mbandaka
Ubundi
Beni
Butembo
Goma
Bukavu
KINSHASA
Brazzaville
Kinshasa
Ilebo
Kikwit
Kananga
Mbuji-Mayi
Tshikapa
Moanda
Matadi
Kamina
Dilolo
PROJECT AREA
Lake Albert
Lake Edward
Lake Kivu
Lake Tanganyika
Congo River
Kasai
LEGEND
Main Road
Railway
District Boundary (Provincial)
Town
River
Airport
National Boundary
Maniema Province
5°N
0°
5°S
10°S
15° E
20° E
25° E
30° E
Scale
300km
N

VMO1417_Banro_2014

Figure 3

The N2 road and accompanying bridges have been reconstructed between Bukavu and the Namoya project area by Namoya Mining S.A., and the area is now fully accessible by all forms of vehicle. The road is maintained by Namoya Mining S.A. The Namoya site can also be accessed via a small dirt airstrip approximately 1,000 metres long, which currently provides access for personnel and equipment.

There are a number of small villages inhabited by artisanal miners in proximity to the property, notably the village of Namoya to the south of the known deposits. The village of Kama lies 4 kilometres southwest of the project area. A labour force is available locally from these and other villages, and includes semi-skilled laborers, tradesmen and prospectors remaining as a result of historical activity in the area.

History

See item 4.A. of this Form 20-F for ownership history information with respect to the Namoya property.

Historical Exploration

Exploration activities in the Namoya area can be divided into pre-2004 and post-2004 activities. All pre-2004 exploration and assay information for the area was conducted by Compagnie Zairoise d’Enterprises Minières ("Cobelmin"). The historical exploration data from Cobelmin includes the following:

•	10,820 prospecting samples from 1,237 pits over an area of 4.5 km2;
•	519 samples from 12 trenches totalling 519 metres;
•	10,144 samples from 103 adits and crosscuts totalling 8,530 metres;
•	6,462 samples from 112 diamond drill holes totalling some 9,540 metres; and
•	2,751 samples from four bench levels in the Mwendamboko open pit.

Cobelmin ceased operations in 1961 due to civil unrest, and no further work appears to have been conducted in the area prior to 2004. Artisanal miners continue to work in the area to this day.

Historical Production

Filon B has been extensively mined by Cobelmin and has also been the main target for artisanal mining since the closure in 1961. Underground mining conducted at Filon B between 1947 and 1955 is believed to have produced between 5,000tpa and 6,000tpa. The mill feed at the beginning of this period is reported as 65g/t from tailings, to 25g/t Au towards the end of the period. Between 1947 and 1955, an average gold recovery from the Filon B ore was 34g/t. The gravity plant was unable to deal with the sulphide mineralization, and tailings of up to 7g/t Au were stockpiled.

The workings at Mwendamboko justified the construction of a 10,000tpm capacity processing plant, which was commissioned in 1955. Production from the Mwendamboko open pit took place between 1955 and 1960, producing 800 to 1,000kg of gold per year. The material extracted from the open pit at Mwendamboko has been calculated to be 318,230m3.

Geological Setting and Mineralization

Reference is made to sections 6.1 and 6.2 of the Namoya Technical Report (which sections are entitled "Regional Geology" and "Local Geology" respectively) for information in respect of regional and local geology. Sections 6.1 and 6.2 of the Namoya Technical Report are filed as an exhibit to and incorporated by reference into, and form part of, this Form 20-F. A copy of the Namoya Technical Report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Property Geology and Mineralisation

Namoya consists of six separate prospects, namely Mwendamboko, Muviringu, Kakula, Namoya Summit, Seketi and Kangurube. Namoya Mining S.A. is currently focussing further investigation on the occurrence of gold at Kakula West, Kakula-Namoya Summit, Kimbala, Matongo and Filon B.

Mwendamboko
The main lithologies of the Mwendamboko and Muviringu deposits are Proterozoic in age, and have undergone low grade greenschist facies metamorphism. These consist of schists of varying compositions, and darker green bands of dolerite. These units are generally steeply dipping towards the northeast and have a general northwest-southeast strike. The mineralized quartz veins are sub-vertical with numerous pinch and swell features. These stockworks dip steeply to the northeast but the schistosity is sub-vertical. At Mwendamboko and the northeastern part of Muviringu, the stockwork zones are parallel to schistosity and strike northwest-southeast and have a subvertical dip.

The width of the mineralized veins varies from less than a metre to more than 20 metres in places and they occur in lenticular folds, which become compressed at depth and are displaced both vertically and horizontally. Some tourmalinization is associated with the quartz veins in the upper levels and pyrite is the dominant sulphide present in minor quantities. The mineralized zones remain open-ended both along strike to the north and at depth for the southeasterly plunging shoots. The southeasterly plunging shoot at Mwendamboko has been drilled to level 640 metre relative level (mRL) and remains open. This shoot achieved an intersection of 21.33 metres at an average grade of 6.56g/t Au.

Muviringu
With the exception of a more pronounced pinching and swelling nature of quartz veins, the local geology at Muviringu is identical to Mwendamboko as Muviringo is a conjugate set of mineralization to Mwendamboko. At Muviringu, the stockwork zones transect regional fabric with a northwest orientation and a steep sub-vertical dip to the southwest.

Kakula
The Kakula deposit is situated approximately 750 metres southeast along strike from the Mwendamboko deposit and is roughly in the centre of the currently delineated northwest-southeast trending mineralized zone. Kakula is noteworthy, as the mineralized zone is discordant to the regional fabric as opposed to being concordant at Mwendamboko. The geological information that is available for Kakula reflects similar lithologies and mineralization to those seen at Mwendamboko. It is primarily composed of interbedded light brown sericite schists and green chlorite-sericite schists striking approximately north-northwest and dipping northeast. The mineralization is hosted in a series of quartz veins and stockworks, with an approximate angle of 080° and dip sub-vertically to the northwest. The overall gold grade at Kakula appears to be lower than that of Mwendamboko.

Namoya Summit and Filon B
Namoya Summit is located on the southeastern end of the mineralized trend, and has a strike length of approximately 110 metres. The quartz stockwork zone strikes northwest-southeast, parallel to the foliation in the schists and has a maximum width of about 30 metres. Like Mwendamboko and Kakula, the mineralization plunges to the southeast, at about 70°. The mineralization occurs within a package of greenish sericite schists, with graphitic schist in the footwall, and sericite schist in the hanging wall. An intrusion of quartz porphyry has been intersected at depth in some drill holes. The intrusion is pre-mineralization, as it contains sporadic, weakly mineralized quartz veins, but it does not form part of the Namoya Summit orebody and is restricted to the footwall.

Filon B is an extension of the Namoya Summit area and is currently under exploration by Namoya Mining S.A. but is only considered an occurrence at this stage. The Filon B mineralized vein system appears to run against the trend of the other deposits, trending approximately east-west. It was originally believed to have been a stockwork deposit compressed, due to regional tectonics, into a series of robust quartz veins. It was extremely high grade, often exceeding 1,000g/t Au. Due to its high grades and relative ease of access, Filon B has been extensively mined and has been the main target for artisanal mining since the closure in 1961. Therefore, it can be safely assumed that little or none of the main mineralized body remains in the top 100 metres to 150 metres from surface where sample data exists. Dip and strike extensions of this vein system have yet to be fully tested, as has the existence of other similarly trending bodies noted to exist nearby.

The Filon B prospect comprises an approximately east-west trending, high-grade quartz vein system, located to the south of Namoya Summit. The vein was mined by underground methods during colonial times, and has since been the focus of intensive artisanal activity. The workings indicate that the vein was exploited over a strike of about 200 metres, and for about 80 metres down dip (that is to 1,144 metres elevation).

Possible extensions to the Filon B zone could constitute an important underground resource. The deep weathering profile of Filon B, continuing up to vertical depths of 150 metres to 200 metres, could imply favourable metallurgical recoveries for Filon B. The most significant recent intersections of Filon B are steeply easterly plunging mineralized shoots and include a 32 metre intersection at a grade of 7.85g/t Au from 40.00 metres and 16 metres at a grade of 4.83g/t Au from 173.50 metres.

Seketi
The Seketi prospect lies 1 kilometre west of Kakula. It comprises two zones, with Seketi North lying 175 metres northeast of the Main Seketi prospect. The dominant lithological units of Seketi are sericite schist and dolerite. The schistocity fabric generally trends northwest-southeast, that is parallel to the main Namoya-Mwendamboko shear zone and dips to the northeast at an average of 65°. The main alteration types are quartz and pyrite. Quartz occurs as irregular, massive or foliation parallel veins whereas pyrite occurs in disseminated form or boxworks in the upper weathered profiles. For dolerite, carbonate alteration occurs as irregular veins and veinlets and in some places as quartz-carbonate veins. At relatively deeper levels pyrrhotite occurs in blebby style hosted by the dolerite. Thus far, at Namoya it is only the Seketi dolerite that hosts gold mineralized quartz veins. Dolerite sills and dykes in all the other prospects at Namoya are barren. More drilling is required to determine the number of mineralized zones and their correlation and continuity along strike as soil data suggests that mineralization continues over a strike of about 200 metres.

Kangurube
The Kangurube prospect is located 1.5 kilometres east of the Namoya Summit prospect, and was discovered when a soil anomaly of 40ppb to 200ppb was found. The follow-up trench intersected three zones of mineralization associated with quartz veining in sericite schist. The intersections cover 8.00 metres at a grade of 8.51g/t Au, 6.60 metres at a grade of 18.36g/t Au and 19.60 metres at a grade of 2.69g/t Au. Kangurube mineralization strikes approximately north-south, and the prospect appears to be associated with either a possible tensional gash in a parallel structure to the main Namoya shear, or a separate north-south trending structure. Drilling along strike indicates that the Kangurube mineralized zone may have a limited strike extent. However, additional exploration work is required to ascertain this preliminary observation. Thickening of the regolith on the flanks of the hill has probably suppressed the geochemical response, and given the pinch-and-swell nature of the mineralization at Namoya, the zone may continue to the north and south.

Deposit Types

The Namoya project, even though segmented into separate prospects, boasts one type of gold mineralisation style. The following deposit characteristics have been noted:

  gold mineralisation hosted within quartz veins and quartz stockworks, striking in a northwest- southeast direction;
  prevalence of tourmaline crystals within the quartz veins;
  deformation structures within the quartz veins, resulting in irregular sheets, nested vein sets, ladder veins and micro-veinlets, characteristic of shearing;
  no granitic intrusions in the immediate area of the Namoya orebody (as a possible source of tourmaline) although quartz porphyry intrusions have been intersected by drill holes at Namoya Summit and Muviringu signifying potential for a deep seated granitic body; and
  sericite/chlorite schists, sometimes with carbonates, indicative of a magmatic and hydrothermal processes.

The deposit characteristics are typical of the intrusion-related, tungsten/tin-associated type. This class of magmatic-hydrothermal deposits occurs within magmatic provinces best known for tungsten and/or tin mineralization. This type of deposit contains a metal suite that includes some combination of bismuth, tungsten, arsenic, tin, molybdenum, tellurium and antimony and contrasts with that found in more widely-developed gold-rich porphyry copper deposits. They are located specifically on cratonic margins or within continental collision settings and are related to felsic domes, stocks and plutons of intermediate oxidation state (both magnetite and ilmenite series). The mineralization may occur within the intrusive body itself, and/or more distally (1 kilometre to 3 kilometres) from the intrusion.

Intrusion related gold deposits occur in a number of forms, including:

  sheeted quartz veins and veinlets;
  flat quartz veins;
  quartz breccias and stockworks;
  disseminated greisens; and
  dyke/sill hosted veinlets.

Exploration (including Drilling)

Namoya Mining S.A. has carried out extensive exploration since 2004, which commenced by regional investigations, including Landsat imagery interpretation, regional mapping and soil sampling. Advanced exploration entailed adit and trench mapping and sampling, twinning of historical drill holes and drilling of new exploration holes. Reference is made to sections 8 and 9 of the Namoya Technical Report (which sections are entitled "Exploration" and "Drilling" respectively) for information in respect of exploration, including drilling, carried out by Namoya Mining S.A. from 2004 to the end of 2012. Sections 8 and 9 of the Namoya Technical Report are filed as an exhibit to and are incorporated by reference into, and form part of, this Form 20-F. A copy of the Namoya Technical Report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Namoya 2013 Exploration Program

In 2013, the Namoya geological team focused on works related to Namoya mine development. The activities included the following:

-

reverse circulation drilling and water pumping test of boreholes on and around the tailings management facility (TMF) and heap leach pad to determine underground water quality as mining operations draw near;

-	diamond drilling for geotechnical studies on proposed heap leach site, TMF site and waste dump site;
-	selective auger drilling and pitting programs at the heap leach and TMF sites;
-	investigation and identification of local source for collecting gravels for construction of water monitoring holes to replace the external supply sources;
-

complete reverse circulation drilling of six boreholes for the processing plant water supply; excavation of pits for geotechnical test works for raw water supply at the historical plant water supply dam site;

-	mapping and diamond drilling of dolerite body at Kibiswa for demarcation and use as construction aggregates quarry;
-	reverse circulation drilling of 462 blastholes for blasting of Kibiswa dolerites;
-	oxidation logging of reverse circulation holes drilled at the heap leach pad and also oxidation re-logging of selected diamond drill holes selected across all the Namoya deposits;
-	undertaking trial and operational grade control at Seketi and Mwendamboko;
-	pitting program at Matete site proposed for the relocation of artisanal miners from the Namoya mine foot print.

Namoya 2014 Exploration Program

An exploration review for potential brownfield targets was carried out during the last quarter of 2014. The aim was to identify potential definition drilling targets for quick resource and reserve additions. This involved a desk review of all previous work undertaken, and targets for potential resource upgrade and growth were refined. The review was followed by two months of field work which included trenching, channeling and pit sampling. Initial focus was on the Namoya Summit-Filon B area and other new exposures made available in road cuts in Seketi and Kakula due to mine development.

Sampling and Analysis

Reference is made to sections 10 and 11 of the Namoya Technical Report (which sections are entitled "Sample Preparation, Analyses and Security" and "Data Verification" respectively) for information in respect of sampling and analysis at Namoya. Sections 10 and 11 of the Namoya Technical Report are filed as an exhibit to and are incorporated by reference into, and form part of, this Form 20-F. A copy of the Namoya Technical Report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Security of Samples

Reference is made to section 10 the Namoya Technical Report (which section is entitled "Sample Preparation, Analyses and Security") for information in respect of security of samples at Namoya. Section 10 of the Namoya Technical Report is filed as an exhibit to and is incorporated by reference into, and forms part of, this Form 20-F. A copy of the Namoya Technical Report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Mineral Resource and Mineral Reserve Estimates

Namoya Mineral Resources (effective date: December 31, 2013)

Category	Tonnes (Mt)	Grade (g/t Au)	Gold (Moz)
(Oxide, Transition & Fresh)
Measured	23.75	1.98	1.51
Indicated	6.03	1.62	0.31
Measured and Indicated	29.78	1.91	1.83
Inferred	6.52	1.61	0.34
Note: The above estimates use a 0.4 g/t Au cut-off grade.

The mineral resource occurs from surface and the model has been constrained at a depth of 500 metres below the surface. As set out in the above table, mineral resources have been classified into measured, indicated and inferred. Where closely spaced sampling data, within one Variogram range search ellipsoid, supported by positive kriging efficiency, measured and indicated mineral resources are declared. Areas beyond the indicated mineral resource limit, but where there is geological continuity, supported by wider spaced drilling data, inferred mineral resources are declared. Inferred mineral resources were limited to an optimised pit shell at US$1,600/oz. Regolith is classified as indicated mineral resources due to the closely spaced auger drilling on surface. This has been modelled as a separate zone.

Cautionary Statements

Mineral resources that are not mineral reserves do not have demonstrated economic viability. There is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves. U.S. investors should read the "Cautionary Note to U.S. Investors Concerning Reserve and Resource Estimates" above concerning the difference between "resources" and "reserves".

Namoya Mineral Reserves (effective date: December 31, 2013)

Category	Tonnes (Mt)	Grade (g/t Au)	Gold (Moz)
Proven	22.39	1.78	1.28
Probable	1.31	1.34	0.06
Total Proven and Probable	23.70	1.75	1.34

Note: Rounding of numbers may result in computational discrepancies. Mineral reserves are included in the mineral resources.

The key assumptions used for the determination of the mineral reserves at Namoya are set out below:

Input Data	Units
Gold price	US$1,200 per ounce
Mining costs	US$3.85/tonne mined
Processing costs	US$11.38/tonne processed
General and administration costs	US$5.89/tonne processed
Royalties and selling costs	US$33.05/ounce
Mining dilution	5% at zero grade
Reserves cut-off grade	0.45 g/t Au recoverable
Mining recovery	95%
Pit slopes	40 to 50 degrees
Metallurgical recovery	Oxides (88%), Transitional (84%), Fresh (80%)

Reference is made to section 14 the Namoya Technical Report (which section is entitled "Mineral Reserve Estimates") for additional information in respect of the Namoya mineral reserve estimates. Section 14 of the Namoya Technical Report is filed as an exhibit to and is incorporated by reference into, and forms part of, this Form 20-F. A copy of the Namoya Technical Report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Exploration and Development

Namoya Gold Mine under Construction

Development at the Namoya project includes basic mine infrastructure such as offices, maintenance facilities, accommodation facilities and maintenance workshops. The project is also equipped with road, power (diesel) and water infrastructure which the Company has constructed as none of this infrastructure existed before the project commenced. Conventional open pit, shovel-truck methods are being used for mining. Main mining functions of the operation are carried out in-house by the Namoya Mining S.A. mining team, contractor only being used for selected aspects if, and when required. Mining activities are based on owner mined open pit operations.

The mine site terrain at Namoya is well suited for a heap leach facility with the gentle slopes favourable for the location of leach pads and ponds, away from the small range of hills that contain the four pits. The total installed power for the mine is estimated at 4.75 MW and provided by diesel generators.

Seasonal rainfall continues to play a role in logistics deliverables. Roads are constructed and maintained and movement schedules are adapted to suit weather conditions to protect vehicles, equipment and the road from deteriorating.

Under the Mining Convention, income taxes are not payable by Namoya Mining S.A. for a period of 10 years. An administrative tax of 5% for the importation of plant, machinery and consumables is payable by Namoya Mining S.A., as is a royalty of 1% on gold revenues and, after return of capital, a 4% net profits tax.

During the first half of 2014, Namoya development activity progressed towards the completion of construction of the hybrid plant and the subsequent commissioning. During the hot commissioning activities, the Company identified that the Namoya hybrid CIL/heap leach plant was unable to run at design capacity as the percentage of fine material was found to be higher than expected, and as such, higher than the hybrid plant was designed to process. During the third quarter of 2014, management worked with internal expertise and external consultants in order to evaluate, assess and determine a remediation plan to address the issues identified during the hot commissioning stage and best utilize the Namoya mine. The Company determined that the most appropriate course of action was the addition of a traditional agglomeration drum to the existing circuit while continuing to evaluate the most optimal manner to utilize the CIL circuit. During the fourth quarter of 2014, a lightly used agglomeration drum was procured and transported into the region with delivery to site occurring in early January 2015. This procurement significantly reduced the time requirements of procuring and shipping a new drum for Namoya which is estimated to have taken in excess of 12 months. Processing continued at Namoya during the procurement process through the stacking of semi-agglomerated material through the addition of cement on the transport conveyors to the stacker.

The agglomeration drum was installed and successfully commissioned at the beginning of February 2015. Stacking levels are expected to increase to up to 190,000 tonnes per month following the ramp up towards commercial production levels.

Mining continued at the Seketi and Mwendamboko pits throughout 2014 comprising 2,745,530 tonnes of material of which 1,103,611 tonnes were ore at a strip ratio of 1.49. Management slowed down mining activities during the third quarter due to a lower achievable feed rate through the wet scrubbing circuit. During the fourth quarter of 2014, mining activities returned to levels more consistent with the first two quarters, mining 343,753 tonnes of ore at a strip ratio of 1.08 for total material of 715,012 tonnes. In addition to the continuation of mining activities at more normal levels during the fourth quarter of 2014, the mining fleet began activities for the opening of the Kakula pit for grade control and mining activities in 2015.

Additions during 2014 to the “Mine under Construction” item on the Company’s balance sheet consisted of the completion construction, costs associated with initial commissioning activities, work performed in the determination of the optimal remediation plan as well as pre-commercial operating losses due to the mine operating at levels which are below break-even. There were no significant capital amounts spent on project construction or on the acquisition of new property, plant and equipment in the second half of 2014, with the exception of costs associated with the agglomeration drum.

During 2014, the Namoya mine produced 18,282 ounces of gold from a total of 565,350 tonnes of ore, stacked and sprayed on the heap leach pads and processed through the CIL circuit, at an indicated head grade of 2.13 g/t Au. During the fourth quarter of 2014, Namoya produced 8,791 ounces through the stacking of 218,248 tonnes of semi-agglomerated material on the heap leach pads. The CIL circuit was not utilized during the fourth quarter as management’s main focus remained on the heap leach operation. Namoya’s production is expected to continue to benefit incrementally from the increasing stacking rates that are being achieved as the heap leach curve progresses toward steady state operating levels.

Namoya Exploration Program Planned for 2015

Several potential oxide generating targets have been generated from the previous year’s exploration activities which require follow up work. The main resource upgrade or generation activities which would involve drilling will be limited to Namoya mine brownfields, where the aim will be to upgrade inferred resources within the current Namoya Summit-Filon B pit into higher confidence for conversion into reserves by the end of the year and also to delineate additional oxide resources within haulage distance (5 kilometres) of the current operations to feed the existing plant. Up to 2,900 metres of drilling has been planned for the Namoya Summit-Filon B work and, depending on the availability of funds and rigs, drilling will be undertaken in the second and third quarters of 2015. The drilling will be preceded by geological mapping, and various sampling including channeling, auger drilling and trenching to refine the drilling targets. Geophysical IP surveys are also planned to be undertaken between the gaps of the current Namoya deposits to determine whether there is any deep seated mineralization within the gaps.

Lugushwa

The Lugushwa property consists of three exploitation permits covering an area of 641 square kilometres and is located approximately 150 kilometres southwest of the town of Bukavu in the South Kivu Province in the east of the DRC. Banro's DRC subsidiary, Lugushwa Mining S.A., has a 100% interest in the said permits.

Between 1958 and 1996, some 457,000 ounces of gold were reportedly produced from alluvial and primary sources at Lugushwa. The primary gold mineralization identified at Lugushwa is quartz vein hosted, and is either in single high grade veins or in swarms of several parallel veins and pods. At the close of operations in 1996 there remained unexploited resources in the various deposits as well as several primary anomalous targets that had not been fully explored.

The majority of the historical information for Lugushwa relates to surface work (trenching and geochemical pits) comprising 7,378 individual records. Based mainly on this historical database, Banro's independent consultants, SRK, derived an inferred mineral resource estimate for Lugushwa which was reported in the “SRK Technical Report” (as defined below) in February 2005.

An exploration camp was established at Lugushwa by Banro in January 2005. Exploration work consisting of gridding, geological mapping, soil, trench and adit sampling continued during 2006, with core drilling commencing in February 2006. A total of 54 core holes totaling 8,332 metres were drilled in 2006. Drilling was focused on prospects G20/21, D18/19, Carriere A and Kimbangu.

In 2007 exploration continued to evaluate the G20/21 and D18/18 prospects at Lugushwa. To achieve this objective, 12,000 meters of core drilling was budgeted for but due to poor performance only 11 core holes totaling 2,493.06 metres were drilled resulting in the termination of the drilling program in May 2007. Regional exploration encompassing LIDAR, aeromagnetic and radiometric surveys over the Lugushwa concessions was also undertaken during the period.

The 2008 exploration focused on the evaluation of the G20/21 and D18/18 prospects. To achieve this objective, 32 holes totaling 5,518.16 meters of core drilling were completed. In total, the Company drilled 97 core holes totaling 16,333.06 metres since the commencement of drilling in 2006. The target generation and ground follow-up exercise that was initiated in 2007 was continued, leading to the definition of new drill targets. Metallurgical testwork on the various ore types (oxide, transitional and sulphide) was initiated.

In 2009, following the downturn in funding as a result of the global economic crisis, exploration focus was restricted to regional low-cost activities involving trenching, rock sampling, auger drilling and geological mapping. Focus was directed on the Kimbangu–Mpongo mineralised trend.

In 2010, exploration activities focused on refining the geological understanding of the Kimbangu–Mpongo mineralised trend to assist with drill targets generation. Low cost exploration techniques involving auger drilling and trenching were applied prior to shallow depth drilling. As a result, better understanding and extensions to known mineralisation at G20-21, D18-19, Carriere A, Mpongo, Kimbangu, and G7-Mapale were delineated. The exploration coverage also involved surface and drainage geological mapping which assisted in the refining of previous deposit and prospect mineralisation models.

Minimal exploration activities were conducted over the reconnaissance and target generation areas mainly, ground truthing, drainage mapping and interpretation of geophysical data. Reconnaissance targets are Kelekele, Simali, Kilima, G8, Kolo, Bata and Kilunga. Target generation areas on the Lugushwa property include the following; Kabonzo, Miasa, Tunkele, Kinsulya, Zhibo, Minkumbu, Mapale, Kitemba, Shabangonga, Mabondo, G3-Byombi, and River terrace alluvials.

Field work in 2011 was focused on (a) extension of the Lugushwa existing soil grid in its southern and western parts respectively in Minkumbu and Kinsulya areas, (b) auger drilling program to test stream sediment anomalies catchments at Kabonzo-Miasa area and soil anomalies in the Kimbangu-Mpongo belt and (c) diamond drilling program for metallurgical samples and delineation of oxide resource from the 4.5 kilometre long Kimbangu–Mpongo trend. Forty three (43) diamond holes totaling 3,351.96 metres, 243 auger holes totaling 1,811.65 metres, and 17 trenches totaling 327.50 metres were achieved. A total of 20.72 line kilometers were opened and 546 soil samples and 25 rock chips samples were collected during geological surface mapping.

Field work in 2012 was focused on (a) diamond drilling for oxide resource delineation and (b) target generation using auger drilling and trenching. Regional exploration work conducted during 2012 involved surface mapping and sampling, stream sediment sampling and channel sampling in the Kamwanga and Kabikokole areas respectively located over the Lugushwa eastern and northwestern geophysical targets. During the year, an orientation IP survey program was conducted over the G7- Mapale area to test the viability of using geophysics in delineating disseminated sulphide zones. At the same time surface mapping concurrent with the trenching/channeling program and rock chip sampling on the G20-21 deposit, Carrière A and G8-Kolo prospects and regolith mapping and sampling in old drill pads were undertaken. Apart from field operations, work also focused on routine data entry, geological modeling, map compilation and Lineament Interpretation based on the regional aeromagnetic data of the Kimbangu-Mpongo mineralized trend and regional structural setting. At the end of 2012, work statistics were as follows: 57 diamond holes totalling 5,185.25 metres, 489 auger holes totaling 2,698.30 metres and 35 trenches/channels totalling 489.30 metres were achieved. A total of 90 stream samples, 103 rock chips samples and 202 regolith samples were collected during surface geological mapping. A total of 13.60 line kilometres were opened for IP survey work.

Overall, project-wide diamond drilling statistics at the Lugushwa project since 2005 to the end of 2012 stood at 24,894.00 metres for 200 diamond drill holes from which a total of 26,464 core samples were collected for gold assaying. The comparative diamond drilling production in Lugushwa since 2005 to December 2012 is representing in the figure below.

Lugushwa Exploration Activities in 2013

In 2013, the planned exploration program at Lugushwa was significantly reduced to accommodate the focus of completing the construction of the Namoya mine and the Twangiza mine expansion. As a result, there was no diamond or reverse circulation drilling at Lugushwa in 2013. Exploration activities at the Lugushwa project in 2013 involved (a) extension of soil geochemistry coverage of the Lugushwa grid, (b) follow-up auger drilling in various prospects, (c) trenching/channeling, (d) alluvial/terrace pit sampling, and (e) surface/drainage geological mapping of selected areas. Prospects and areas where exploration activities were focused included G7-Mapale, Carriere A, Mpongo, Mulezi (west of Mpongo prospect) and Kamasani (south of Mpongo prospect), Minkumbu, G8-Kolo, Duru (East of Carriere A) and the alluvial terraces of Kakangala. By the end of the year, the following work statistics were realized:

-	a total of 76.36 kilometres lines were opened for a total of 2,010 soil samples;
-	1,073 auger holes representing 5,699.60 metres generating 7,253 auger samples;
-	406.30 metres representing 423 trench/channel samples were achieved;
-	a total of 11 stream sediments;
-	10 orientation stream sediments BLEG samples were collected;
-	14 rock chips collected from surface mapping;
-	a total of 136 pit terrace samples were collected during the year.

Lugushwa Exploration Activities in 2014

In 2014, field activities at Lugushwa included (a) limited auger drilling, channel/trenching and surface/drainage geological mapping in selected areas located along the 15.3 kilometre Minkumbu – Kabonzo Miasa Northeast- southwest trend, (b) a wide scale BLEG sampling program over the Lugushwa concession, and (c) IP survey work at the Manungu and Kimbangu prospects. The 2014 exploration activities resulted in the discovery via auger sampling of the Manungu prospect, which is located in workings with narrow high grade sheeted quartz veins occurring in zones varying from between 15 metres to 25 metres wide with a strike length of about 500 metres.

Lugushwa Exploration Program Planned for 2015

Consistent with the Company’s strategy to focus on cash flow management and the completion of the Namoya mine, Lugushwa exploration for 2015 will be limited to low level ground maintenance and target generation activities along extensions to the known 15.3 kilometre northeast–southwest mineralized trends. The planned activities include geological mapping, channel and rock chip sampling, limited auger drilling, pitting and wide coverage, but low cost regional BLEG sampling.

Lugushwa Mineral Resources

In a press release dated March 27, 2014, the Company announced updated mineral resource estimates for the Lugushwa project, which are set out in the following table (the effective date of these estimates is December 31, 2013). The said press release is filed as an exhibit to and is incorporated by reference into, and forms part of, this Form 20-F. A copy of the said press release can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Category	Tonnes (Mt)	Grade (g/t Au)	Gold (Moz)
(Oxide)
Indicated	16.91	1.35	0.73
Inferred	6.17	1.56	0.31
(Transition & Fresh)
Inferred	65.01	1.54	3.22

There are currently no mineral reserve estimates for the Lugushwa project.

Lugushwa Technical Report

Reference is made to the technical report on the Lugushwa project dated March 15, 2013 and entitled "Independent National Instrument 43-101 Technical Report on the Lugushwa Gold Project, South Kivu Province, Democratic Republic of the Congo" (the "Lugushwa Technical Report"), a copy of which report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov. The Lugushwa Technical Report is filed as an exhibit to and is incorporated by reference into, and forms part of, this Form 20-F.

Kamituga

Previous Exploration and Mining

The Kamituga project is located approximately 100 kilometres south west of the city of Bukavu in the South Kivu Province of the eastern DRC. The Kamituga project is comprised of three exploitation permits, namely PE37, PE39 and PE 40.

Gold was first reported in the Kamituga region from rich alluvial sources in the 1920s. Regional infrastructure was developed from 1930 to 1938, when intense alluvial exploration and exploitation took place. Exploration in the Mobale River was carried out from 1933 to 1935 with exploitation being undertaken from 1937 to 1996. Historical records suggests approximately 850,000 ounces of gold were recovered from the period 1924 to 1960. Mining of the rich quartz reefs started in 1937, with commissioning of a cyanide flotation plant. The principle mining method employed was underground room and pillar, utilizing 50 metre panels and approximately 20% pillars. It is estimated that from 1936 to 1966, more than 804,000 ounces of gold were recovered from the D3-Mobale mine. Limited open pit mining was also undertaken in the Tshanda area, east of the Mobale mine. The mining activities at Kamituga were stopped in 1996 following civil unrest.

Banro commenced exploration work on the Kamituga project in 1998 by reviewing the geology, gold mining and resources using an independent consultant (SRK (UK)).

In the technical report of SRK (UK) (formerly Steffen, Robertson and Kirsten (UK) Ltd.) dated February 2005 and entitled "NI 43-101 Technical Report Resource Estimation and Exploration Potential at the Kamituga, Lugushwa and Namoya Concessions, Democratic Republic of Congo" (the "SRK Technical Report") (a copy of which report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov), SRK (UK) outlined the following mineral resource estimate for Kamituga, using a 1.0 g/t cut-off grade and based on polygonal methods using historical assay results from underground and surface channel sampling:

	Tonnes	Grade	Gold Ounces
Resource Category	(Millions)	(Au g/t)	(Millions)
Inferred	7.26	3.90	0.915

Cautionary Statements: Mineral resources that are not mineral reserves do not have demonstrated economic viability. There is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves. U.S. investors should read the "Cautionary Note to U.S. Investors Concerning Reserve and Resource Estimates" above concerning the difference between "resources" and "reserves".

Section 2 (entitled "Regional Geology") and section 3 (entitled "Kamituga") of the SRK Technical Report are filed as an exhibit to and are incorporated by reference into, and form part of, this Form 20-F.

There are currently no mineral reserve estimates for the Kamituga project.

From 2005 to 2010, Banro undertook extensive regional exploration of the Kamituga project utilizing airborne geophysics (magnetic and radiometric surveying) and remote sensing (LiDar surveys). Subsequent interpretation of the regional dataset led to the planning of a ground follow-up program, which was launched in February of 2011. The primary focus of the 2011 exploration campaign was to review, verify and ground-truth known mineralised zones within the 5 kilometre-long central Kamituga area. This area consists of 5 known prospects and mining centres which were operational during the SOMINKI period. They include Mobale (including D3, Tobola and Tshanda), G15, G22, Filon 20 and Kalingi. The program comprised of soil geochemistry, geological mapping, auger drilling and trenching. The 2011 exploration work at the Kamituga project included the following:

  8.64 kilometre by 3.72 kilometre area covered by soil geochemistry;
  4,867 soil samples collected over the grid;
  691 auger drill holes representing 3,664 samples collected;
  133.40 metres of adit sampling completed;
  3,339.45 metres of trenching representing 3,374 samples completed;
  530 rock chip samples collected and submitted for Au assaying; and
  4 RC drill holes completed representing 374 samples.

By using a threshold of 100 ppb gold over the completed grid, the soil geochemistry results received from laboratory outlined 5 significant gold-in-soil anomalies. The anomalies include the following:

  Mobale (including Tshanda, D3 and Tobola) – 2.00 kilometre long by 1.00 kilometre wide;
  Kibukila prospect (including Filon 20) – 2.5 kilometre long by 0.30 kilometre wide;
  G15 prospect – 1.0 kilometre long by 0.20 kilometre wide;
  G22 prospect – 0.5 kilometre long by 0.30 kilometre wide;
  Kalingi prospect – 3.0 kilometre long by up to 0.20 kilometre wide zone of spot anomalies.

In addition to the field activities, office work included: detailed review and interpretation of the regional geophysical and remote sensing datasets, aimed at developing a regional geology and mineralisation model. Priority targets outlined from the review include the northwestern part of the Kamituga project where a circular structure was noted from the dataset. This structure is interpreted to represent a refolded fold of competent Paleoproterozoic terrain and has known artisanal workings. Other targets are the southwestern extension of the workings from the current grid coverage and numerous spot anomalies located to the northeast of the current grid.

The 2012 exploration activities in the Kamituga project included: gridding, soil sampling, geological mapping, trenching, Auger drilling, RC drilling, diamond drilling and geophysics survey (Induced Polarity (IP) and Pole-Dipole (PDP)). Gridding during 2012 focused on the extension of the central Kamituga soil grid to the southwest (Kobokobo) and northwest (Manungu) with the aim of generating additional targets. A total of 3,311 soil samples were collected (at a grid spacing of 160 metres x 40 metres) for gold analysis. Using a threshold value of 100 ppb, assay results received from the laboratory highlighted an open ended zone gold-in-soil anomaly at the southwestern part of the Kobokobo grid.

During 2012, and in tandem with the soil sampling program, geological mapping and rock chip sampling were conducted on workings and exposures covering the soil grids, with the aim of understanding the geology, structure and style of mineralization of the area. A total of 24 rock chips samples were collected during this campaign. Some of the rock chips samples returned significant assay results (2.68 g/t Au, 1.65 g/t Au, 1.53 g/t Au, 0.60 g/t Au).

During 2012, no adit works (mapping and sampling) were carried out in the Kamituga area. Assay results for adit MOB-AD2 (Mobale prospect) mapped and sampled in 2011 was received from the laboratory. Significant intersections include 42.00 metres at 1.07g/t Au from 4.00 metres. As a follow-up to the soil geochemistry program, auger drilling was undertaken at the Kibukila, Filon20 and Kobokobo prospects with the aim of delineating bedrock mineralization. 484 auger holes totaling 2,464.65 metres were drilled, and 2,801 samples were collected for gold analysis. Thirty percent (30%) of the assay results returned values ranging between 0.10 g/t Au and 7.04g/t Au.

A trenching, channel sampling and mapping program was conducted at Mobale, Kibukila, Filon20, G15, Kalingi and Kobokobo prospects during 2012. The program was aimed at (a) testing gold-in-soil anomalies, (b) following-up the mineralization resulting from rock chip samples, and (c) testing gold mineralization of exposures showing significant hydrothermal alteration. Forty nine (49) trenches totaling 1,351 metres were excavated from which 1,376 channel samples were collected.

Exploration diamond drilling (DD) was conducted at the Kibukila, Mobale, G22 and Filon 20 prospects while reverse circulation (RC) drilling was conducted at the Kibukila, Mobale and G22 prospects. The drilling was aimed at confirming and following-up the historical data (Mobale, Filon20 and G22 prospects), and to test the down-dip and strike extensions of the intersected anomalies in the trenches/channels and other previously drilled holes within the prospects. A total of 36 DD holes totaling 4,771.55 metres and 27 RC holes totalling 2,959 metres were drilled during 2012. The samples generated from the above programs were respectively 5,012 and 2,909 for DD and RC drilling.

Details of the results of the Company’s exploration activities in Kamituga during 2012 are included in the press release of the Company dated November 15, 2012 entitled "Banro Provides Exploration Update for Projects in the DRC, Including Significant Drill Intersections at Namoya, Lugushwa and Kamituga". The said press release is filed as an exhibit to and is incorporated by reference into, and forms part of, this Form 20-F. A copy of the said press release can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

The geology of the Kamituga project comprises of weakly metamorphosed sediments, with metapelite with metasiltstone intercalation, which have been intruded by weakly metamorphosed diorite sills and irregulars pegmatite. Basaltic flow of neogene age overlay the metasediments-intrusive rock package especially to the northeastern, eastern, southeastern and southerly part of the Kamituga project. The metasediments predominantly trend northeast with shallow to moderate dips to the southeast. Several east west trending structures with southerly dips have been documented in the Filon20, D3, Mobale, Kobokobo and G15 prospects.

Results received to date indicate that the gold mineralization at the Kamituga project is hosted largely within, and on the margins of the quartz veins; and locally within the quartz stock-work veining and in the metadiorite with sulfide mineralization. Minor components were also intersected in the strongly and moderate altered metasediments in association with sulphides (pyrite and arsenopyrite). The vein ranges from 0.5 metres to 3 metres thick but there is variation in thickness along strike and down dip.

DGPS surveying started in April 2012, by establishing 11 control points at the Tukolo camp, Tshanda camp and at different prospects within the Kamituga project. As of year-end, all holes (RC and DD) drilled at different prospect were surveyed. An orientation Induced Polarization (IP) survey at Kibukila and nearby prospects was completed during the year by GEOSPEC, a geophysical company from Botswana. A total of 11 lines covering 13 kilometres with NW-SE orientation lines were analyzed for resistivity and chargeability. The readings were recorded at 25 metre spacing along lines 100 metres apart. The Pole Dipole survey was conducted on 4 lines (Line500, line600, line700 and line1000) that crossed the central Kibukila prospect with the aim of studying the down-dip and strike extension of the best intersected zones during the drilling program, as well as understanding the 3D orientation of the sub surface geology.

Kamituga Exploration Program for 2013

Exploration activities at Kamituga for 2013 were scaled down to conserve funds to support the construction of the Namoya mine and the Twangiza mine expansion. Exploration activities on the Kamituga project during 2013 included the following activities:

-	gridding for soil geochemistry sampling;
-	geological mapping;
-	rock chips sampling;
-	trenching;
-	adits sampling;
-	orientation BLEG sampling;
-	auger and diamond drilling.

Exploration focus was directed at extending coverage of the Kibukila prospect by using diamond and auger drilling, surface and adit mapping and rock chips sampling. Other areas of focus were the G15 and Mobale prospects, and areas in the north east (Lubyala) and south of the Kamituga soil grid (Miseghe).

Kamituga Exploration Program for 2014

Exploration activities at the Kamituga project during the year 2014 included geological mapping, trenching, adit sampling, auger drilling, BLEG sampling and geophysics surveys (Induced Polarity (IP) and Pole-Dipole (PDP)). These programs were conducted in the Mobale, Kibukila, Filon20, G15, G22, Lubiala, Kobokobo, Miseghe, Kiloboze and Itabi-Bikolongo prospects. The results from the BLEG sampling showed a very good correlation between known mineralization locations which have been identified using other geological exploration methods.

Kamituga Exploration Program Planned for 2015

Consistent with the Company’s strategy to focus on cash flow management and the completion of the Namoya mine, Kamituga exploration for 2015 is planned to be limited to low level ground maintenance and target generation activities along extensions to the known 14 kilometre northeast–southwest mineralized trends. The planned activities include geological mapping, channel and rock chip sampling, limited auger drilling, pitting and wide coverage, but low cost regional BLEG sampling.

Other Exploration Properties

The Company's DRC subsidiary, Banro Congo Mining S.A., holds 14 exploration permits covering a total of 2,710.91 square kilometres of ground located between and contiguous to the Company's Twangiza, Kamituga and Lugushwa properties and northwest of Namoya. The applications for these permits were originally filed with the Mining Cadastral in the DRC shortly after implementation of the DRC's new Mining Code in June 2003, and were awarded to Banro Congo Mining S.A. in March 2007.

No ground field work has been conducted in respect of these properties. Two of the exploration permit areas (located between Kamituga and Lugushwa) were covered by the LiDAR, aeromagnetic and radiometric surveys that were carried out during 2007 as part of the regional program. During 2008, the Company continued its regional program, and covered a further ten of the permit areas with aeromagnetic and radiometric surveys. Target generation was carried out in 2012.

Qualified Person

Daniel K. Bansah, the Company’s Head of Projects and Operations and a "qualified person" (as such term is defined in NI 43-101), has reviewed and approved the technical information in this Form 20-F relating to the Company’s mineral properties.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

See the management's discussion and analysis of the Company for the year ended December 31, 2014 ("MD&A") incorporated by reference into this Form 20-F as Exhibit 15.1.

A. Operating Results

See the MD&A incorporated by reference into this Form 20-F as Exhibit 15.1.

B. Liquidity and Capital Resources.

See the MD&A incorporated by reference into this Form 20-F as Exhibit 15.1.

C. Research and Development, Patents and Licenses, etc.

Not applicable.

D. Trend Information

The Company has two gold mines, Twangiza and Namoya. Twangiza began commercial production September 1, 2012. Namoya commenced gold production in December 2013 and commercial production is planned to be achieved at Namoya early in the second half of 2015. In a press release dated January 5, 2015, the Company reported that it has purchased the agglomeration drum required for the Namoya processing plant enhancement. With installation of the drum having now been completed and with heap leach operations taking several months of continuous percolation to fully recover the leachable gold, the full benefits of the improvements to the Namoya heap leach circuit are expected to build up to a monthly gold production rate of up to 8,000 ounces per month by mid-year 2015. With commercial production expected early in the second half of 2015, gold production at Namoya for the second half of 2015 is forecast to be 9,000 to 11,000 ounces per month.

The cyclical nature of the price of gold is expected to have an effect on the Company's future operating results, liquidity and capital resources. If the price of gold or the worldwide demand for gold decreases, there would be an adverse effect on the profitability of the Company’s two gold mines.

E. Off-Balance Sheet Arrangements.

The Company does not have any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

The following information is as of December 31, 2014 and in thousands of United States dollars:

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases	$ 689	$ 509	$ 180	-	-
Bank loans	$ 20,992	$ 17,123	$ 3,869	-	-
Long term debt – principle and interest	$ 269,598	$ 20,464	$ 249,134	-	-
Total	$ 291,279	$ 38,096	$ 253,183	-	-

G. Safe Harbor

Not applicable.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth, as of the date hereof, the name and municipality of residence of the directors and senior management of the Company, as well as their current position(s) with the Company and period of service as a director (if applicable).

Name and	Current Position(s)
Municipality of Residence	with the Company	Director Since

Richard W. Brissenden (2) Toronto, Ontario, Canada	Executive Chairman of the Board and a director	December 11, 2013

John A. Clarke (3) Cardiff, United Kingdom	Chief Executive Officer, President and a director	February 3, 2004

Maurice J. Colson (1)(2) Toronto, Ontario, Canada	Director	June 28, 2013

Peter N. Cowley (1)(2)(3) Surrey, United Kingdom	Director	January 13, 2004

Derrick H. Weyrauch (1) Stouffville, Ontario, Canada	Director	December 11, 2013

Daniel K. Bansah East Legon, Accra, Ghana	Head of Projects and Operations	Not applicable

Geoffrey G. Farr Toronto, Ontario, Canada	Vice President, General Counsel and Corporate Secretary	Not applicable

Kevin Jennings Oakville, Ontario, Canada	Senior Vice President and Chief Financial Officer	Not applicable

Arnold T. Kondrat Toronto, Ontario, Canada	Executive Vice President	Not applicable

Donat K. Madilo Mississauga, Ontario, Canada	Senior Vice President, Commercial and DRC Affairs	Not applicable

Jacobus P. Nel Johannesburg, South Africa	Vice President, Stakeholder Relations & Security	Not applicable

Désire Sangara Kinshasa, Democratic Republic of the Congo	Vice President, Government Relations	Not applicable

__________________________
(1)	Member of the audit committee of the board of directors of the Company (the "Audit Committee").
(2)	Member of the compensation and nominating committee of the board of directors of the Company (the "Compensation Committee").
(3)	Member of the health, safety, environment and technical committee of the board of directors of the Company (the "Technical Committee").

Richard W. Brissenden - Mr. Brissenden is a mining executive and corporate director with over thirty years of experience in the resource sector. A Chartered Professional Accountant (CPA, CA) and Certified Director (ICD.D), he serves on the board and audit committee for several TSX-listed mining companies, including McEwen Mining, Ryan Gold Corp., and Corona Gold Corporation. As chairman and president of TSX-listed Excellon Resources Inc. from 1991 to 2008, he led the company through the discovery, development and production stages of a high-grade silver/lead/zinc mine in Northeastern Mexico. He was also president of a gold producer in Alaska, and president of a mine finance house with interests in over fifty junior mining companies. He is a member of the Institute of Chartered Accountants of Ontario and the Institute of Corporate Directors.

John A. Clarke – Dr. Clarke has served as the Chief Executive Officer of Nevsun Resources Limited, which successfully brought the Bisha Mine into production in Eritrea. Prior to joining Nevsun in 1997, Dr. Clarke was an Executive Director of Ashanti Goldfields Company Limited of Ghana, where he established Ashanti's gold exploration program throughout sub-Saharan Africa. Dr. Clarke holds a Ph.D. in metallurgy from Cambridge University and M.B.A. from the University of Middlesex. He is also a non-executive director of Great Quest Fertilizer Ltd.

Maurice J. Colson – Mr. Colson has worked in the investment industry for more than 37 years and was for many years managing director for a major Canadian investment dealer in the United Kingdom. He is actively involved in providing strategic counsel and assistance with financing to emerging private and public companies in Canada and to Canadian companies operating in China, Africa and South America. He is a director, and a member of the audit committee, of several Toronto Stock Exchange and TSX Venture Exchange listed companies, and is the former President and Chief Executive Officer of the TSX Venture-listed company, Lithium One Resources. Mr. Colson holds a Masters of Business Administration degree from McGill University in Montreal.

Peter N. Cowley – Mr. Cowley is a geologist with over 40 years international experience in the minerals industry, mainly in Africa. From June 2004 until September 2007, Mr. Cowley was Chief Executive Officer of Banro and from June 2004 until March 2008 he was President of Banro, where he led the exploration program over Banro’s properties in the DRC. He has a B.Sc. (Honours) degree in Geology from Bedford College (University of London), a M.Sc. in Mineral Exploration from the Royal School of Mines and a M.B.A. from the Strathclyde Business School. Mr Cowley is also a Fellow of the Institute of Materials, Minerals and Mining. From 1989 to 1996, Mr Cowley was Technical Director of Cluff Resources and during this period was directly responsible for the discovery and development of the Ayanfuri mine in Ghana and the Geita mine in Tanzania. In 1996, with the acquisition of Cluff Resources PLC by Ashanti Goldfields Company Limited, Mr. Cowley was appointed Managing Director of Ashanti Exploration, where he managed the exploration activities of Ashanti Goldfields Company Limited throughout Africa. He was Managing Director of Ashanti Exploration until the end of May 2004 when he joined Banro. Peter is currently a director of Amara Mining plc and Cluff Natural Resources plc.

Derrick H. Weyrauch - Mr. Weyrauch is a Chartered Professional Accountant ("CPA CA") with over 25 years of experience that includes corporate financial management, corporate restructuring, financings, strategic planning and merger & acquisition transactions. Currently, he serves as the Chief Financial Officer of a publically listed gold mining company, where he previously served on the audit, health & safety committee and chaired two special committees for the board of directors. Prior to its sale in 2013, Mr. Weyrauch served as the Chief Financial Officer of TSX-V exchange listed Andina Minerals Inc. Mr. Weyrauch earned his Chartered Accountant designation in 1990 while working at KPMG, he is a member of CPA Ontario and the Institute of Corporate Directors and he holds a Bachelors of Arts degree in Economics.

Daniel K. Bansah – Mr. Bansah has over 25 years-experience in the gold mining industry. He has an MSc in Mineral Exploration with Distinction from Leicester University, UK and is a Member and a Chartered Professional of AusIMM. Mr. Bansah was Banro's Vice President of Exploration from 2007 to 2013. Prior to joining Banro in 2004, he was the Group Mineral Resource Manager with Ashanti Goldfields, with responsibilities for the coordination, auditing and compilation of Ashanti's Mineral Resources and Ore Reserves in Africa.

Geoffrey G. Farr – From February 2011 to present, Mr. Farr has been Vice President, General Counsel and Corporate Secretary of Banro, and Corporate Secretary of each of Gentor Resources Inc., Loncor Resources Inc. and Delrand Resources Limited. He is also currently a director of Delrand Resources Limited. Prior to February 2011, Mr. Farr practised corporate and securities law in Toronto for 17 years, which included extensive experience in representing public companies. He holds a LL.B. from the University of Ottawa and a B.Comm. from Queen’s University.

Kevin Jennings – Mr. Jennings has over 20 years' experience in corporate finance, corporate development, strategy and senior management positions with global mining companies. Most recently, He served as CFO of SUN Gold. Prior to that, he led the successful IPO of African Barrick Gold where he held the role of CFO and, over his career, has managed mining international acquisitions, divestitures and project investments worth more than US$10 billion. Mr. Jennings has also served in senior corporate roles with Barrick Gold, (Vice President, Corporate Development), Xstrata Nickel, (Director, Business Optimization), Falconbridge (Director, Business Development), and American Racing Equipment (CFO). He is a Chartered Accountant with a BA in Administrative studies (Honours Accounting) from York University and a BA in Economics from the University of Western Ontario.

Arnold T. Kondrat - Mr. Kondrat is the Company's principal founder and has over 30 years of management experience in the resource exploration industry. During this time he has been an officer and director of a number of publicly-traded resource exploration companies, in both Canada and the United States. Mr. Kondrat is the principal founder, and Chief Executive Officer, President and a director, of Loncor Resources Inc. (a gold exploration company listed on the Toronto Stock Exchange with projects in the eastern DRC), Gentor Resources Inc. (a mineral exploration company listed on the TSX Venture Exchange) and Delrand Resources Limited (a mineral exploration company listed on the Toronto Stock Exchange and the JSE). He is also President of Sterling Portfolio Securities Inc. (a private venture capital firm based in Toronto).

Donat K. Madilo – Mr. Madilo has over 25 years of experience in accounting, administration and finance in the DRC and North America. He is Senior Vice President, Commercial and DRC Affairs at Banro, Chief Financial Officer of each of Loncor Resources Inc. and Gentor Resources Inc., and Treasurer of Delrand Resources Limited. Mr. Madilo’s previous experience includes Chief Financial Officer of Banro, director of finance of Coocec-ceaz (a credit union chain in the DRC) and senior advisor at Conseil Permanent de la Comptabilité au Congo, the accounting regulation board in the DRC. He holds a Bachelor of Commerce (Honours) degree from Institut Supérieur de Commerce de Kinshasa, a B.Sc. (Licence) in Applied Economics from University of Kinshasa and a Masters of Science in Accounting (Honours) from Roosevelt University in Chicago.

Jacobus P. Nel – Mr. Nel has 25 years experience in the mining industry in the gold, platinum, coal and base metals sectors. He has Diplomas in Human Resources Management and Labour Relations, and has attended Executive Development Programs (EPD) at the Wits Business School in South Africa and the IMD at Lausanne. Over the past decade he has had responsibility for the Human Resources function, the Global security function, and the Business and Leadership Academy within Goldfields. Mr. Nel heads up the Human Resources and Security functions for Banro and has specific responsibility for the Twangiza Mine Resettlement Project.

Désire Sangara – Mr. Sangara has over 17 years professional experience in the DRC’s exploration and mining sector. He previously held senior positions with the Belgium-Luxemburg mining company, Mindev, and with Ashanti Goldfields, where for seven years he was the company's country manager. He has a Masters degree in management from E.D.C. (Paris).

There are no family relationships among any of the Company's directors or senior management.

There is no arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or officer of the Company.

The following directors of the Company are presently directors of other issuers that are public companies:

Name of Director	Names of Other Issuers

Richard W. Brissenden	Corona Gold Corporation Lexam VG Gold Inc. McEwen Mining Inc. PC Gold Inc. Ryan Gold Corp.

John A. Clarke	Great Quest Fertilizer Ltd.

Maurice J. Colson	Stetson Oil & Gas Ltd. Loncor Resources Inc. Hornby Bay Mineral Exploration Ltd. Delrand Resources Limited Aberdeen International Inc.

Peter N. Cowley	Amara Mining plc Cluff Natural Resources plc

Derrick H. Weyrauch	Not applicable

Other than the board of directors, the Company does not have an administrative, supervisory or management body.

B. Compensation

Executive Officers

Summary Compensation Table

The following table provides a summary of the compensation earned by the following named executive officers of the Company (the "NEOs") for services rendered in all capacities during the fiscal year ended December 31, 2014: John A. Clarke, President and Chief Executive Officer of the Company ("CEO"); Donat K. Madilo, Chief Financial Officer of the Company ("CFO") until September 1, 2014 and thereafter Senior Vice President, Commercial and DRC Affairs; Kevin Jennings, Senior Vice President and CFO from September 1, 2014; Arnold T. Kondrat, Executive Vice President of the Company; Geoffrey G. Farr, Vice President, General Counsel and Corporate Secretary of the Company; and Daniel K. Bansah, Head of Projects and Operations for the Company.

Name and Principal Position(s)	Year	Salary (US$)	Share- based awards (US$)	Option-based awards (1) (US$)	Non-equity incentive plan compensation - Annual Incentive Plan (US$)	All other Compensation(2) (US$)	Total Compensation (US$)
John A. Clarke CEO	2014	$550,000	N/A	$115,474	Nil	$54,664	$720,138
Donat K. Madilo CFO and Senior VP(3)	2014	$370,003	N/A	$76,982	Nil	$48,154	$495,139
Kevin Jennings Senior VP and CFO(3)	2014	$116,668	N/A	Nil	Nil	$16,062	$132,730
Arnold T. Kondrat Executive Vice President	2014	$550,000	N/A	Nil	Nil	$50,998	$600,998
Geoffrey G. Farr Vice President, General Counsel (4)	2014	$350,000	N/A	$76,982	Nil	$48,783	$475,765
Daniel K. Bansah Head of Projects and Operations	2014	$250,000	N/A	$46,190	Nil	$28,460	$324,650
__________________________

(1)

These amounts represent the grant date fair value of the stock options awarded in 2014, calculated in Canadian dollars and then converted to U.S. dollars using an average exchange rate for 2014 of Cdn$1.00 = US$0.9504. Grant date fair value of the stock options granted in 2014 to the NEOs was calculated in accordance with the Black-Scholes model using the share price on the date of grant of Cdn$0.46, with the key valuation assumptions being stock price volatility of 76.27%, risk free interest rate of 1.05%, no dividend yield and expected life of 3 years.

(2)

Each of the amounts shown in this column of the table for each NEO represents life insurance premiums paid by the Company and the "Retention Allowance" (as such term is defined below) accrued in respect of the NEO. The amount of the life insurance premiums paid by the Company in respect of the NEOs in 2014 is as follows: Dr. Clarke: US$8,831; Mr. Madilo: US$17,320; Mr. Jennings: US$1,478; Mr. Kondrat: US$5,165; Mr. Farr: US$19,616; Mr. Bansah: US$7,627. The amount of the Retention Allowance accrued in respect of the NEOs in 2014 is as follows: Dr. Clarke: US$45,833; Mr. Madilo: US$30,834; Mr. Jennings: US$14,584; Mr. Kondrat: US$45,833; Mr. Farr: US$29,167; Mr. Bansah: US$20,833.

(3)

Mr. Jennings joined the Company as Senior Vice President and CFO on September 1, 2014. Also effective September 1, 2014, Mr. Madilo ceased being CFO and was appointed by the Company to the role of Senior Vice President, Commercial and DRC Affairs. The compensation shown in the above table for Mr. Madilo for 2014 represents compensation earned up to September 1, 2014 as CFO and compensation earned thereafter as Senior Vice President, Commercial and DRC Affairs.

(4)	Mr. Farr also holds the position of Corporate Secretary of the Company.

Banro employees are entitled to receive a retention allowance (the "Retention Allowance") on termination of their employment with the Company, provided the employee has been with the Company for a minimum of two years and provided that termination is not due to misconduct (in the case of misconduct, the Retention Allowance is forfeited). The amount of the Retention Allowance is equal to the employee's monthly base salary multiplied by the number of years the employee was with the Company (up to a maximum of 10 years), with any partial year being recognized on a pro rata basis.

The Company does not have any long-term incentive programs other than its Stock Option Plan and does not have any defined or actuarial plans.

Incentive Plan Awards

The following table provides details regarding outstanding NEO option and share-based awards as at December 31, 2014:

Outstanding share-based awards and option-based awards
	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (2) ($)	Option expiration date	Aggregate value of unexercised in-the- money options (US$) (3)	Number of shares or units that have not vested (#)	Market or payout value of share- based awards that have not vested (US$)
John A. Clarke	May 30, 2014	750,000	Cdn$0.80 (US$0.69)	May 30, 2019	Nil	N/A	N/A
	Oct. 25, 2013	200,000	Cdn$1.00 (US$0.86)	Oct. 25, 2018	Nil
	Feb. 9, 2012	100,000	Cdn$4.75 (US$4.09)	Feb. 9, 2017	Nil
	Sept. 10, 2010	50,000	Cdn$2.05 (US$1.77)	Sept. 10, 2015	Nil
	Jan. 6, 2010	50,000	Cdn$2.31 (US$1.99)	Jan. 6, 2015	Nil

Donat K. Madilo	May 30, 2014	500,000	Cdn$0.80 (US$0.69)	May 30, 2019	Nil	N/A	N/A
	Oct. 25, 2013	150,000	Cdn$1.00 (US$0.86)	Oct. 25, 2018	Nil
	Feb. 9, 2012	250,000	Cdn$4.75 (US$4.09)	Feb. 9, 2017	Nil
	Sept. 10, 2010	25,000	Cdn$2.05 (US$1.77)	Sept. 10, 2015	Nil

Kevin Jennings		Nil

Outstanding share-based awards and option-based awards
	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (2) ($)	Option expiration date	Aggregate value of unexercised in-the- money options (US$) (3)	Number of shares or units that have not vested (#)	Market or payout value of share- based awards that have not vested (US$)
Arnold T. Kondrat	Oct. 25, 2013	200,000	Cdn$1.00 (US$0.86)	Oct. 25, 2018	Nil	N/A	N/A
	Feb. 9, 2012	1,000,000	Cdn$4.75 (US$4.09)	Feb. 9, 2017	Nil
	Sept. 10, 2010	701,511	Cdn$2.05 (US$1.77)	Sept. 10, 2015	Nil

Geoffrey G. Farr	May 30, 2014	500,000	Cdn$0.80 (US$0.69)	May 30, 2019	Nil	N/A	N/A
	Oct. 25, 2013	150,000	Cdn$1.00 (US$0.86)	Oct. 25, 2018	Nil
	Feb. 9, 2012	200,000	Cdn$4.75 (US$4.09)	Feb. 9, 2017	Nil
	Feb. 11, 2011	100,000	Cdn$3.25 (US$2.80)	Feb. 11, 2016	Nil
	Jan. 20, 2010	50,000	Cdn$2.30 (US$1.98)	Jan. 20, 2015	Nil

Daniel K. Bansah	May 30, 2014	300,000	Cdn$0.80 (US$0.69)	May 30, 2019	Nil	N/A	N/A
	Oct. 17, 2013	150,000	Cdn$1.00 (US$0.86)	Oct. 17, 2018	Nil
	Feb. 13, 2012	94,737	Cdn$4.75 (US$4.09)	Feb. 13, 2017	Nil
	Sept. 10, 2010	12,500	Cdn$2.05 (US$1.77)	Sept. 10, 2015	Nil
__________________________

(1)	3/4 of the stock options granted to each optionee vest on the 12 month anniversary of the grant date and the balance vest on the 18 month anniversary of the grant date.

(2)

The exercise price of each of the stock options held by the NEOs is in Canadian dollars. The U.S. dollar figures set out in this column of the table were calculated using the noon exchange rate on December 31, 2014 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.862.

(3)

This is based on (a) the last closing sale price per share of the Company’s common shares as at December 31, 2014 of Cdn$0.15 as reported by the Toronto Stock Exchange, and (b) converting that price into a price of US$0.13 using the noon exchange rate on December 31, 2014 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.862.

The following table provides details regarding outstanding NEO option-based awards, share-based awards and non-equity incentive plan compensation, which vested and/or were earned during the year ended December 31, 2014:

Incentive plan awards - value vested or earned during the year
Name	Option-based awards - Value vested during the year (1) (US$)	Share-based awards - Value vested during the year (US$)	Non-equity incentive plan compensation - Value earned during the year (US$)
John A. Clarke	Nil	N/A	N/A
Donat K. Madilo	Nil	N/A	N/A
Kevin Jennings	Nil	N/A	N/A
Arnold T. Kondrat	Nil	N/A	N/A
Geoffrey G. Farr	Nil	N/A	N/A
Daniel K. Bansah	Nil	N/A	N/A
__________________________

(1)	Identifies the aggregate dollar value that would have been realized by the NEO if the NEO had exercised all options exercisable under the option-based award on the vesting date(s) thereof.

Non-Executive Directors

The director compensation program is designed to achieve the following goals: (a) compensation should attract and retain the most qualified people to serve on the board of directors of the Company (the "Board"); (b) compensation should align directors' interests with the long-term interests of shareholders; (c) compensation should fairly pay directors for risks and responsibilities related to being a director of an entity of the Company's size and scope; and (d) the structure of the compensation should be simple, transparent and easy for shareholders to understand.

The fees paid by the Company to the non-executive directors of the Company during the financial year ended December 31, 2014 are set out in the table below under "Director Summary Compensation Table".

Non-executive directors are entitled to receive stock option grants under the Company's Stock Option Plan, as recommended by the Compensation Committee and determined by the Board. The exercise price of such stock options is determined by the Board, but shall in no event be less than the last closing price of the Company’s common shares on the Toronto Stock Exchange prior to the date the stock options are granted.

Non-executive directors of the Company are also reimbursed for all reasonable out-of-pocket expenses incurred in attending Board or committee meetings and otherwise incurred in carrying out their duties as directors of the Company.

Executive directors of the Company are compensated as employees of the Company and are not entitled to additional compensation for performance of director duties. The executive directors of the Company during 2014 were Messrs. Clarke and Kondrat.

Director Summary Compensation Table

The following compensation table sets out the compensation paid to each of the Company's non-executive directors in the year ended December 31, 2014. See "Summary Compensation Table" above for details regarding the compensation paid to the Company's executive directors as executives of the Company in respect of services rendered during 2014 (the executive directors of the Company during 2014 were Dr. Clarke and Mr. Kondrat).

Name (4)	Fees earned (1) (US$)	Share-based awards (US$)	Option-based awards(2) (US$)	Non-equity incentive plan compensation (US$)	All other Compensation (US$)	Total (US$)
Richard W. Brissenden	$67,821	N/A	$23,095	N/A	Nil	$90,916
Maurice J. Colson	$71,250	N/A	$23,095	N/A	Nil	$94,345
Peter N. Cowley	$71,750	N/A	$23,095	N/A	Nil	$94,845
Peter V. Gundy	$15,005	N/A	N/A	N/A	Nil	$15,005
Richard J. Lachcik	$25,000	N/A	N/A	N/A	Nil (3)	$25,000
Matthys J. Terblanche	$11,833	N/A	$23,095	N/A	Nil	$34,928
Bernard R. van Rooyen	$43,333	N/A	N/A	N/A	Nil	$43,333
Derrick H. Weyrauch	$76,152	N/A	$23,095	N/A	Nil	$99,247
__________________________

(1)

During 2014, non-executive directors were entitled to directors' fees of US$50,000, members of the Audit Committee were entitled to additional fees of US$12,000, members of the Compensation Committee were entitled to additional fees of US$9,000, members of the Technical Committee were entitled to additional fees of US$9,000, the Chairman of the Audit Committee was entitled to additional fees of US$17,000, the Chairman of the Compensation Committee was entitled to additional fees of US$9,000 and the Chairman of the Technical Committee was entitled to additional fees of US$9,000.

(2)

These amounts represent the grant date fair value of the stock options awarded in 2014, calculated in Canadian dollars and then converted to U.S. dollars using an average exchange rate for 2014 of Cdn$1.00 = US$0.9504. Grant date fair value of these stock options was calculated in accordance with the Black-Scholes model using the share price on the date of grant of Cdn$0.46, with the key valuation assumptions being stock price volatility of 76.27%, risk free interest rate of 1.05%, no dividend yield and expected life of 3 years. No stock options were received by Messrs. Gundy, Lachcik and van Rooyen during 2014.

(3)

During the financial year ended December 31, 2014, the Company incurred legal expenses (and related costs) of US$1,308,831 to Norton Rose Fulbright Canada LLP (which acts as legal counsel to the Company). Mr. Lachcik is a partner of Norton Rose Fulbright Canada LLP.

(4)	Messrs. Gundy, Lachcik, Terblanche and van Rooyen were directors of the Company for only part of 2014.

Incentive Plan Awards

The following table provides details regarding the outstanding option and share based awards held by non-executive directors of the Company as at December 31, 2014. See "Executive Officers - Incentive Plan Awards" above for a details regarding the outstanding stock options held by the Company's executive director (Dr. Clarke) as at December 31, 2014.

Outstanding share-based awards and option-based awards
	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (2) ($)	Option expiration date	Aggregate value of unexercised in-the- money options (3) (US$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (US$)
Richard W. Brissenden	May 30, 2014	150,000	Cdn$0.80 (US$0.69)	May 30, 2019	Nil	N/A	N/A

Maurice J. Colson	May 30, 2014	150,000	Cdn$0.80 (US$0.69)	May 30, 2019	Nil	N/A	N/A
	Oct. 25, 2013	100,000	Cdn$1.00 (US$0.86)	Oct. 25, 2018	Nil

Peter N. Cowley	May 30, 2014	150,000	Cdn$0.80 (US$0.69)	May 30, 2019	Nil	N/A	N/A
	Oct. 25, 2013	100,000	Cdn$1.00 (US$0.86)	Oct. 25, 2018	Nil
	Feb. 9, 2012	100,000	Cdn$4.75 (US$4.09)	Feb. 9, 2017	Nil
	Sept. 10, 2010	12,500	Cdn$2.05 (US$1.77)	Sept. 10, 2015	Nil
	Jan. 6, 2010	12,500	Cdn$2.31 (US$1.99)	Jan. 6, 2015	Nil

Derrick H. Weyrauch	May 30, 2014	150,000	Cdn$0.80 (US$0.69)	May 30, 2019	Nil	N/A	N/A
__________________________

(1)	3/4 of the stock options granted to each optionee vest on the 12 month anniversary of the grant date and the balance vest on the 18 month anniversary of the grant date.

(2)

The exercise price of each of the stock options held by the directors is in Canadian dollars. The U.S. dollar figures set out in this column of the table were calculated using the noon exchange rate on December 31, 2014 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.862.

(3)

This is based on (a) the last closing sale price per share of the Company’s common shares as at December 31, 2014 of Cdn$0.15 as reported by the Toronto Stock Exchange, and (b) converting that price into a price of US$0.13 using the noon exchange rate on December 31, 2014 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.862.

The following table provides details regarding outstanding option-based awards, share-based awards and non-equity incentive plan compensation in respect of the non-executive directors of the Company, which vested and/or were earned during the year ended December 31, 2014. See "Executive Compensation: Tables and Narrative - Incentive Plan Awards" above for such details in respect of executive directors of the Company.

Incentive plan awards - value vested or earned during the year
Name	Option-based awards - Value vested during the year (1) (US$)	Share-based awards - Value vested during the year (US$)	Non-equity incentive plan compensation - Value earned during the year (US$)
Richard W. Brissenden	Nil	N/A	N/A
Maurice J. Colson	Nil	N/A	N/A
Peter N. Cowley	Nil	N/A	N/A
Peter V. Gundy	N/A	N/A	N/A
Richard J. Lachcik	Nil	N/A	N/A
Matthys J. Terblanche	Nil	N/A	N/A
Bernard R. van Rooyen	Nil	N/A	N/A
Derrick H. Weyrauch	Nil	N/A	N/A
__________________________

(1)

Identifies the aggregate dollar value that would have been realized by the director if the director had exercised all options exercisable under the option-based award on the vesting date(s) thereof. Mr. Gundy did not hold any stock options of the Company during 2014.

Other Information

The Company maintains directors' and officers' liability insurance for the benefit of directors and officers of the Company carrying coverage in the amount of Cdn$10,000,000 as an aggregate limit of liability in each policy year. The total annual premium payable by the Company for the policy is Cdn$135,500 and there is a deductible in the amount of Cdn$250,000.

Neither the Company nor its subsidiaries provides pension, retirement or similar benefits.

C. Board Practices

Each director will hold office until the close of the next annual meeting of shareholders of the Company unless his office is earlier vacated in accordance with the by-laws of the Company. See item 6.A. of this Form 20-F for the dates the directors of the Company were first elected or appointed to the Company's Board. No director of the Company has any service contract with the Company or any subsidiary of the Company providing for benefits upon termination of service. However, the terms of the Company’s stock option plan accelerate the vesting of stock options granted under such plan in the event of a take-over bid in respect of the Company (see "Incentive Stock Option Plan" under item 6.E. of this Form 20-F).

Audit Committee

The Board has an Audit Committee, the members of which are Maurice J. Colson, Peter N. Cowley and Derrick H. Weyrauch. Each such member is independent within the meaning of Canadian National Instrument 52-110 - Audit Committees ("NI 52-110") and Section 803A of the NYSE MKT Company Guide. At no time since the commencement of the Company's financial year ended December 31, 2014 was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board. Each member of the Audit Committee is "financially literate" within the meaning of NI 52-110. The Audit Committee's charter is incorporated by reference into this Form 20-F as Exhibit 1.8.

Compensation Committee

The Board has a Compensation Committee, the members of which are Richard W. Brissenden, Maurice J. Colson and Peter N. Cowley. The primary function of the Compensation Committee is to assist the Board in fulfilling its oversight responsibilities with respect to: (a) human resources policies; and (b) executive compensation. To carry out its oversight responsibilities, the compensation committee's duties include the following:

1.	review and recommend for approval to the Board the compensation and benefits policy and plans (including incentive compensation plans) for the Company;

2.	review and recommend for approval to the Board, the Company's key human resources policies;

3.	review and recommend to the Board the employment agreements of the Company's executive officers;

4.	evaluate annually the performance of the Chief Executive Officer of the Company and recommend to the Board his annual compensation package and performance objectives;

5.	review annually and recommend to the Board the annual compensation package and performance objectives of the other executive officers of the Company;

6.	review annually and recommend to the Board the annual salaries (or percentage change in salaries) for the Company's non-executive staff;

7.

review annually and recommend to the Board the adequacy and form of the compensation of the Company's directors and be satisfied the compensation realistically reflects the responsibilities and risk involved in being such a director;

8.

review annually and recommend for approval to the Board the executive compensation disclosure of the Company in its information circular, and be satisfied that the overall compensation philosophy and policy for senior officers is adequately disclosed and describes in sufficient detail the rationale for salary levels, incentive payments, share options and all other components of executive compensation as prescribed by applicable securities laws;

9.	determine grants of options to purchase shares of the Company under the Company's Stock Option Plan and recommend same to the Board for approval;

10.	engage, at the Company's expense, any external professional or other advisors which it determines necessary in order to carry out its duties hereunder; and

11.	perform any other activities consistent with this mandate as the compensation committee or the Board deems necessary or appropriate.

D. Employees

The following sets out the number of employees which the Company and its subsidiaries had as at December 31, 2014, December 31, 2013 and December 31, 2012:

	Dec. 31,	Dec. 31,	Dec. 31,
Location/Project	2014	2013	2012

Office in Toronto, Canada	11	10	11

Office in Kinshasa, DRC	16	17	17

Twangiza mine	726	682	650

Namoya project (development)	670	463	299

Exploration and office in Bukavu, DRC	176	175	233

Banro Foundation	11	11	11

Totals:	1,610	1,358	1,221

The significant increase in employees at the Namoya project in 2014 relates to the continued development of the mine at Namoya, with commercial production planned to be achieved at this mine early in the second half of 2015. Neither the Company nor any of its subsidiaries has any unionized employees. Neither the Company nor any of its subsidiaries employ a significant number of temporary employees. Contractors and local labour hire companies engaged by the Company’s DRC subsidiaries employed a total of 1,126 employees as at December 31, 2014 in respect of the Company’s DRC projects.

E. Share Ownership

The following table sets out the directors and officers of the Company who hold common shares of the Company as at March 20, 2015, together with the number of common shares of the Company so held and the percentage of the Company's outstanding common shares represented by such shares. See item 6.B. of this Form 20-F for information regarding the stock options of the Company held by the Company's directors and NEOs as of December 31, 2014.

		Percentage of
	Number of Common	Outstanding
Name	Shares Owned	Common Shares

John A. Clarke	488,000	0.09%
Geoffrey G. Farr	51,998	0.02%
Arnold T. Kondrat	1,296,048	0.51%
Donat K. Madilo	20,000	0.01%

Incentive Stock Option Plan

The Company has a Stock Option Plan (the "Option Plan"), the principal purposes of which are: (A) to retain and attract qualified directors, officers, employees and consultants which the Company and its subsidiaries require; (B) to promote a proprietary interest in the Company and its subsidiaries; (C) to provide an incentive element in compensation; and (D) to promote the development of the Company and its subsidiaries. The following summarizes the terms of the Option Plan:

(a)

Stock options may be granted from time to time by the Board to such directors, officers, employees and consultants of the Company or a subsidiary of the Company, and in such numbers, as are determined by the Board at the time of the granting of the stock options.

(b)

The total number of common shares of the Company ("Common Shares") issuable upon the exercise of all outstanding stock options granted under the Option Plan shall not at any time exceed 9.5% of the total number of outstanding Common Shares. 9.5% of the number of Common Shares outstanding as of the date of this Form 20-F is equal to 23,949,563 Common Shares.

Having regard to the said percentage figure, the Option Plan is considered an "evergreen" plan, since (i) the Common Shares covered by stock options which have been exercised or cancelled will be available for subsequent grants under the Option Plan, and (ii) the number of stock options available to grant increases as the number of outstanding Common Shares increases.

(c)

As at March 20, 2015, there were outstanding under the Option Plan 23,362,884 stock options entitling the holders to purchase an aggregate of 23,362,884 Common Shares (which is equal to 9.26% of the number of outstanding Common Shares). As at March 20, 2015, the number of new stock options available for future grants under the Option Plan was stock options to purchase an aggregate of 586,679 Common Shares (which is equal to 0.23% of the number of outstanding Common Shares).

(d)

The exercise price of each stock option shall be determined in the discretion of the Board at the time of the granting of the stock option, provided that the exercise price shall not be lower than the "Market Price". "Market Price" means the last closing price of the Common Shares on the Toronto Stock Exchange prior to the date the stock option is granted.

(e)

All stock options shall be for a term (the "Term") determined in the discretion of the Board at the time of the granting of the stock options, provided that no stock option shall have a Term exceeding ten years and, unless otherwise determined by the Board in its discretion in accordance with the terms of the Option Plan as referred to in the next paragraph below, a stock option and all rights to purchase Common Shares pursuant thereto shall expire and terminate immediately upon the optionee who holds such stock option ceasing to be at least one of a director, officer, employee or consultant of the Company or a subsidiary of the Company for any reason whatsoever.

Provided a departing optionee has been with the Company for at least 12 months, the Board may in its discretion determine that any vested stock options held by such departing optionee will continue to be exercisable after the departure from the Company of the optionee for a period of time not to exceed the balance of the Term of such stock options.

(f)

Unless otherwise determined by the Board, 3/4 of the stock options granted pursuant to the Option Plan vest on the 12 month anniversary of their grant date and the remaining 1/4 of such stock options vest on the 18 month anniversary of the grant date.

(g)	Except in limited circumstances in the case of the death of an optionee, stock options shall not be assignable or transferable.

(h)

Shareholder approval is required prior to any reduction in the exercise price of a stock option or any extension of the Term of a stock option (if the optionee holding such stock option is an insider of the Company, disinterested shareholder approval is required).

(i)	The Option Plan contains the following restrictions relating to the number of stock options that may be granted to insiders or non-employee directors of the Company:

(i)

The total number of Common Shares issued to insiders of the Company, within any one year period, under all "security based compensation arrangements" (within the meaning of the rules of the Toronto Stock Exchange) of the Company shall not exceed 10% of the total number of outstanding Common Shares.

(ii)

The total number of Common Shares issuable to insiders of the Company, at any time, under all "security based compensation arrangements" (within the meaning of the rules of the Toronto Stock Exchange) of the Company shall not exceed 10% of the total number of outstanding Common Shares.

(iii)

The total number of Common Shares issuable to non-employee directors of the Company, at any time, under all "security based compensation arrangements" (within the meaning of the rules of the Toronto Stock Exchange) of the Company shall not exceed 1% of the total number of outstanding Common Shares.

Subject to the above restrictions on insiders and non-employee directors of the Company, there are no restrictions in the Option Plan on the number of stock options that may be granted to any one person or company.

(j)

In the event a "take-over bid" (as such term is defined under Ontario securities laws) is made in respect of the Common Shares, all unvested stock options shall become exercisable (subject to any necessary regulatory approval) so as to permit the holders of such stock options to tender the Common Shares received upon exercising such stock options pursuant to the take-over bid.

(k)

The Company may amend from time to time or terminate the terms and conditions of the Option Plan by resolution of the Board. Any amendments shall be subject to the prior consent of all applicable regulatory bodies, including the Toronto Stock Exchange (to the extent such consent is required). Amendments and termination shall take effect only with respect to stock options granted thereafter, provided that they may apply to any stock options previously granted with the mutual consent of the Company and the optionees holding such stock options. The Board has the authority to approve amendments relating to the Option Plan or to stock options, without further approval of the Company's shareholders, to the extent that such amendments relate to:

(i)	altering the terms of vesting applicable to any stock options;

(ii)	changes to the date a stock option terminates upon the optionee ceasing to be a director, officer, employee or consultant of the Company or any of its subsidiaries;

(iii)	accelerating the expiry date in respect of stock options;

(iv)

determining the adjustment provisions pursuant to section 10 of the Option Plan (section 10 of the Option Plan provides, among other things, that, in the event of any change in the Company's Common Shares through subdivision, consolidation, amalgamation, merger or otherwise, then in any such case the Board may make such adjustment in the Option Plan and in the stock options granted under the Option Plan as the Board may in its sole discretion deem appropriate to prevent substantial dilution or enlargement of the rights granted to, or available for, holders of stock options);

(v)	amending the definitions contained in the Option Plan; or

(vi)	amendments of a "housekeeping" nature.

Any amendment to the Option Plan or to stock options which does not relate to items (i) to (vi) above, shall require approval of the Company’s shareholders.

(l)

Except if not permitted by the Toronto Stock Exchange, if any stock options may not be exercised due to any black-out period (as defined in the Option Plan) at any time within the three business day period prior to the normal expiry date of such stock options, the expiry date of such stock options shall be extended for a period of 10 business days following the end of the black-out period (or such longer period as permitted by the Toronto Stock Exchange and approved by the Board).

(m)

The Board has full and final discretion to interpret the provisions of the Option Plan, and all decisions and interpretations made by the Board shall be binding and conclusive upon the Company and all optionees, subject to shareholder approval if required by the Toronto Stock Exchange.

(n)	The Plan does not provide for financial assistance by the Company to an optionee in connection with an option exercise.

A copy of the Option Plan is incorporated by reference into this Form 20-F as Exhibit 4.1.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

To the knowledge of management of the Company, based on a review of publicly available filings, the following is the only person or company who, as at March 20, 2015, beneficially owns 5% or more of the outstanding common shares of the Company.

	Number of Shares	Percentage of Outstanding
Name of Shareholder	Beneficially Owned	Common Shares

BlackRock, Inc.	26,567,276 (1)	10.54%
__________________________

(1)	This share figure is derived from BlackRock Inc.’s most recent filing with the SEC in respect of its Banro shareholding, which filing was as at December 31, 2014.

The shareholder disclosed above does not have any voting rights with respect to its common shares of the Company that are different from any other holder of common shares of the Company.

As of March 20, 2015, based on the Company’s shareholders’ register, there were 463 shareholders of record of the Company’s common shares in the United States, holding 4.96% of the outstanding common shares of the Company.

Control by Foreign Government or Other Persons

To the best of the knowledge of management of the Company, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

Change of Control

As of the date of this Form 20-F, there are no arrangements known to the Company which may at a subsequent date result in a change in control of the Company.

B. Related Party Transactions

Based on public filings, the Company understands that institutional accounts (the "BlackRock Accounts") managed by affiliates of BlackRock, Inc. held, in the aggregate, at the relevant times indicated below more than 10% of the outstanding common shares of the Company.

In March 2012, the Company closed a Debt Financing for total gross proceeds US$175 million. The Debt Financing involved an offering by the Company of 175,000 units of the Company consisting of US$175,000,000 aggregate principal amount of notes and 8,400,000 warrants. See item 10.B. of this Form 20-F for additional information in respect of this financing and the said notes and warrants. Donat K. Madilo (who was at the time Chief Financial Officer of the Company) purchased US$150,000 aggregate principal amount of notes and 7,200 warrants under this financing. The Company understands that BlackRock Accounts purchased notes and warrants under this financing.

In April 2013, the Company closed a short form prospectus offering (the "2013 Offering") of common shares of the Company and series A preference shares of the Company, together with a concurrent private placement (the "2013 Concurrent Offering") of preferred shares ("Subco Shares") of Banro Group (Barbados) Limited (a subsidiary of the Company) and associated series B preference shares of the Company ("Series B Shares"). The 2013 Offering consisted of 50,218,634 common shares of the Company priced at Cdn$1.35 per share for gross aggregate proceeds of Cdn$67,795,156 and 116,000 series A preference shares of the Company priced at US$25.00 per share for gross aggregate proceeds of US$2,900,000. The 2013 Concurrent Offering consisted of 1,200,000 Subco Shares and 1,200,000 associated Series B Shares priced at US$25.00 per Subco Share and Series B Share for gross aggregate proceeds of US$30,000,000. The 2013 Offering was conducted by a syndicate of agents. See item 10.B. of this Form 20-F for additional information in respect of the 2013 Offering and 2013 Concurrent Offering. BlackRock World Mining Trust plc (an affiliate of BlackRock, Inc.) was the sole purchaser under the 2013 Concurrent Offering. The Company understands that BlackRock Accounts purchased common shares under the 2013 Offering. Each of John A. Clarke (Chief Executive Officer and President and a director of the Company) and Arnold T. Kondrat (Executive Vice President and a director of the Company) purchased 100,000 common shares of the Company issued under the 2013 Offering.

C. Interests of Experts and Counsel

This Form 20-F is being filed as an annual report under the U.S. Exchange Act and, as such, there is no requirement to provide any information under this item.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

The consolidated financial statements of the Company and audit report of the Company’s independent auditor are filed as part of this Form 20-F under Item 18.

Legal or Arbitration Proceedings

The Company currently is not a party to any material legal or arbitration proceeding.

The Company is not aware of any material proceeding in which any director, member of senior management or affiliate of the Company is either a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Dividend Policy

The Company has not paid any dividend or made any other distribution in respect of its outstanding common shares and management does not anticipate that the Company will pay dividends or make any other distribution in respect on its common shares in the foreseeable future. The Company's Board, from time to time, and on the basis of any earnings and the Company's financial requirements or any other relevant factor, will determine the future dividend or distribution policy of the Company with respect to its common shares.

B. Significant Changes

There have been no significant changes in the affairs of the Company since the date of the audited annual consolidated financial statements of the Company as at and for the year ended December 31, 2014, other than as discussed in this Form 20-F.

Item 9. The Offer and Listing

A. Offer and Listing Details

Common Shares

The Company's common shares are listed for trading on the Toronto Stock Exchange (the "TSX") and on the NYSE MKT LLC, in each case under the symbol "BAA". The Company's common shares commenced trading on the predecessor stock exchange to the NYSE MKT LLC on March 28, 2005 and commenced trading on the TSX on November 10, 2005. Prior to November 10, 2005, such shares traded on the TSX Venture Exchange.

Toronto Stock Exchange

The following table discloses the annual high and low sales prices in Canadian dollars for the common shares of the Company for the five most recent financial years of the Company as traded on the TSX:

Year	High (Cdn$)	Low (Cdn$)
2014	$0.84	$0.13
2013	$3.09	$0.43
2012	$5.78	$2.53
2011	$5.25	$2.35
2010	$4.08	$1.60

The following table discloses the high and low sales prices in Canadian dollars for the common shares of the Company for each quarterly period within the two most recent financial years of the Company as traded on the TSX:

Quarter Ended	High (Cdn$)	Low (Cdn$)
December 31, 2014	$0.225	$0.13
September 30, 2014	$0.52	$0.165
June 30, 2014	$0.63	$0.43
March 31, 2014	$0.84	$0.53
December 31, 2013	$0.96	$0.43
September 30, 2013	$1.22	$0.60
June 30, 2013	$1.78	$0.67
March 31, 2013	$3.09	$1.715

The following table discloses the monthly high and low sales prices in Canadian dollars for the common shares of the Company for the most recent six months as traded on the TSX:

Month	High (Cdn$)	Low (Cdn$)
March 2015 (to March 20)	$0.325	$0.185
February 2015	$0.295	$0.17
January 2015	$0.21	$0.15
December 2014	$0.185	$0.14
November 2014	$0.205	$0.15
October 2014	$0.225	$0.13
September 2014	$0.29	$0.165

NYSE MKT LLC (the "NYSE MKT")

The following table discloses the annual high and low sales prices in United States dollars for the common shares of the Company for the five most recent financial years of the Company as traded on the NYSE MKT:

Year	High (US$)	Low (US$)
2014	$0.76	$0.12
2013	$3.15	$0.41
2012	$6.05	$2.58
2011	$5.27	$2.45
2010	$4.03	$1.55

The following table discloses the high and low sales prices in United States dollars for the common shares of the Company for each quarterly period within the two most recent financial years of the Company as traded on the NYSE MKT:

Quarter Ended	High (US$)	Low (US$)
December 31, 2014	$0.20	$0.12
September 30, 2014	$0.48	$0.15
June 30, 2014	$0.59	$0.39
March 31, 2014	$0.76	$0.48
December 31, 2013	$0.92	$0.41
September 30, 2013	$1.19	$0.59
June 30, 2013	$1.74	$0.62
March 31, 2013	$3.15	$1.69

The following table discloses the monthly high and low sales prices in United States dollars for the common shares of the Company for the most recent six months as traded on the NYSE MKT:

Month	High (US$)	Low (US$)
March 2015 (to March 20)	$0.26	$0.15
February 2015	$0.24	$0.14
January 2015	$0.18	$0.13
December 2014	$0.17	$0.12
November 2014	$0.19	$0.13
October 2014	$0.20	$0.12
September 2014	$0.26	$0.15

Series A Preference Shares

The Company's series A preference shares (the "Series A Shares") are listed for trading on the Canadian Securities Exchange (the "CNSX") under the symbol "BAA.PR.A". Such shares commenced trading on the CNSX on April 25, 2013. See item 10.B. of this Form 20-F for information in respect of the financing transaction (which closed on April 25, 2013) pursuant to which the Series A Shares were issued. During 2013, there was only one trade of the Series A Shares on the CNSX: 100 Series A Shares were traded on the CNSX on May 6, 2013 at a price of US$25 per share. During 2014, there was only one trade of the Series A Shares on the CNSX: 100 Series A Shares were traded on the CNSX on November 17, 2014 at a price of US$23.75 per share.

B. Plan of Distribution

This Form 20-F is being filed as an annual report under the U.S. Exchange Act and, as such, there is no requirement to provide any information under this item.

C. Markets

The Company's outstanding common shares are listed on both the TSX and the NYSE MKT.

D. Selling Shareholder

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

This Form 20-F is being filed as an annual report under the U.S. Exchange Act and, as such, there is no requirement to provide any information under this item.

B. Memorandum and Articles of Association

A copy of the Company's articles of continuance is incorporated by reference into this Form 20-F as Exhibit 1.1. The Company's by-laws are incorporated by reference into this Form 20-F as Exhibit 1.2.

The Company is a corporation governed by the Canada Business Corporations Act (the "CBCA"). Under the CBCA, the articles of the Company may, by "special resolution" (see below for definition), be amended to add, change or remove any rights, privileges, restrictions and conditions, including rights to accrued dividends, in respect of all or any of its shares, whether issued or unissued. Under the CBCA, "special resolution" means a resolution passed by a majority of not less than two-thirds of the votes cast by the shareholders who voted in respect of that resolution or signed by all the shareholders entitled to vote on that resolution.

The Company’s articles provide that there are no restrictions on the business the Company may carry on and there are no restrictions on the powers the Company may exercise.

Under the Company's by-laws, a director of the Company who is a party to, or who is a director or officer of a party to, or has a material interest in any person who is a party to, a material contract or material transaction or proposed material contract or proposed material transaction with the Company, must disclose the nature and extent of their interest at the time and in the manner provided by the CBCA and such material interest must be entered in the minutes of the meetings of directors or otherwise noted in the records of the Company. Any such material contract or material transaction or proposed material contract or proposed material transaction must be referred to the Board or shareholders for approval even if such contract is one that in the ordinary course of the Company's business would not require approval by the Board or shareholders. Such a director must not vote on any resolution to approve the same except as provided by the CBCA.

Also under the Company's by-laws, the Company's directors may be paid such remuneration for their services as the Board may from time to time determine. The directors are also entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the Board or any committee thereof.

With respect to borrowing powers, the Company's by-laws provide that, without limiting the borrowing powers of the Company as set forth in the CBCA, the Board may from time to time on behalf of the Company, without authorization of the shareholders:

(a)	borrow money upon the credit of the Company;

(b)	issue, reissue, sell or pledge debt obligations of the Company;

(c)	subject to the CBCA, give a guarantee on behalf of the Company to secure performance of an obligation to any person; and

(d)	mortgage, hypothecate, pledge, or otherwise create a security interest in all or any property of the Company, owned or subsequently owned, to secure any obligation of the Company.

A director of the Company need not be a shareholder of the Company. There is no age limit requirement for a director of the Company.

The annual meeting of shareholders of the Company is held at such time in each year (but not later than 15 months after holding the last preceding annual meeting of shareholders) and at such place as the Board may from time to time determine. The Board has the power to call a special meeting of shareholders of the Company at any time.

The only persons entitled to be present at a meeting of shareholders are those entitled to vote thereat, the directors and auditor of the Company and others who, although not entitled to vote, are entitled or required under any provision of the CBCA or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairperson of the meeting or with the consent of the meeting.

A quorum for the transaction of business at any meeting of shareholders is two persons entitled to vote thereat present in person or represented by proxy.

The Company's authorized share capital consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series, of which 252,100,672 common shares, 116,000 series A preference shares and 1,200,000 series B preference shares were issued and outstanding as of the date of this Form 20-F. The following is a summary of the material provisions attaching to the Company’s common shares and preference shares as a class.

Common Shares

The holders of the common shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each common share held at all meetings of the shareholders of the Company, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series. Subject to the prior rights of the holders of the preference shares or any other shares ranking senior to the common shares, the holders of the common shares are entitled to (a) receive any dividends as and when declared by the Board, out of the assets of the Company properly applicable to the payment of dividends, in such amount and in such form as the Board may from time to time determine, and (b) receive the remaining property of the Company in the event of any liquidation, dissolution or winding-up of the Company.

Preference Shares

The Board may issue the preferences shares at any time and from time to time in one or more series, each series of which shall have the designations, rights, privileges, restrictions and conditions fixed by the directors. The preference shares of each series shall rank on a parity with the preference shares of every other series, and shall be entitled to priority over the common shares and any other shares of the Company ranking junior to the preference shares, with respect to priority in the payment of dividends and the return of capital and the distribution of assets of the Company in the event of the liquidation, dissolution or winding-up of the Company.

Series A Preference Shares and Subco Shares

On April 25, 2013 (the "Closing Date"), the Company closed a short form prospectus offering (the "2013 Offering") of common shares of the Company and series A preference shares of the Company ("Series A Shares"), together with a concurrent private placement (the "2013 Concurrent Offering") of preferred shares ("Subco Shares") of Banro Group (Barbados) Limited (a subsidiary of the Company) ("Subco") and associated series B preference shares of the Company ("Series B Shares"). The 2013 Offering consisted of 50,218,634 common shares of the Company priced at Cdn$1.35 per share for gross aggregate proceeds of Cdn$67,795,156 and 116,000 series A preference shares of the Company priced at US$25.00 per share for gross aggregate proceeds of US$2,900,000. The 2013 Concurrent Offering consisted of 1,200,000 Subco Shares and 1,200,000 associated Series B Shares priced at US$25.00 per Subco Share and Series B Share for gross aggregate proceeds of US$30,000,000.

With respect to both the series A preference shares of the Company and the Subco Shares (both such shares shall be referred to in this paragraph and the next three paragraphs as the "Preference Shares"), quarterly preferential cumulative cash dividends will accrue and, if, as and when declared by the applicable board of directors are payable on the last day of each of March, June, September and December in each year from the date of issuance. The amount of dividends that will accrue on the Preference Shares on any dividend payment date shall generally be an amount per share equal to the product obtained by multiplying (i) the Dividend Liquidation Preference (which is defined in the Company’s articles of amendment dated April 23, 2013, a copy of which can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov) on such dividend payment date by (ii) the quotient obtained by dividing (A) the Production Schedule Yield (which is defined in the Company’s articles of amendment dated April 23, 2013 and which generally will vary between 10% and 15% depending on the aggregate monthly production level at the Company’s operating mines) on such dividend payment date by (B) four.

The Preference Shares are not redeemable at the option of the Company or Subco, as applicable, until the later of (i) the first date on which the Company and its subsidiaries have achieved total cumulative gold production of 800,000 ounces from and including the Closing Date and (ii) the date that is five years from the Closing Date.

Commencing on the first day after the date that is five years from the Closing Date, for so long as the Company and its subsidiaries have achieved total cumulative gold production that is less than 800,000 ounces from the Closing Date, each holder of the Preference Shares will have the option at any time to require the Company or Subco, as applicable, to redeem all or a part of its Preference Shares.

Commencing on the tenth anniversary of the Closing Date, each holder of a Preference Share will have the option at any time to require the Company or Subco, as applicable, to redeem the Preference Shares legally available for such purpose.

Series B Preference Shares

The Series B Shares are held by the sole holder of all of the Subco Shares. The terms of the Series B Shares provide that, in the event that two quarterly dividend payments (whether or not consecutive) on the Subco Shares or the Series A Shares shall have accrued and been unpaid, the holders of the Series B Shares will be entitled to notice of, and to attend, at each annual and special meeting of shareholders or action by written consent at which directors of the Company will be elected and will be entitled to a separate class vote, together with the holders of the Series A Shares and the holders of any other series of shares of the Company ranking on a parity with such Series B Shares or Series A Shares either as to dividends or the distribution of assets upon liquidation, dissolution or winding up and upon which like voting rights have been conferred and are exercisable (such other series of shares being herein referred to as "Other Voting Stock") (it being understood that each Series B Share and each share of Other Voting Stock shall for such purpose be entitled to one vote per share) to elect two members to the Board (each a "Preferred Holder Director") until dividends on the Subco Shares or Series A Shares have been paid in full or declared and set apart in trust for payment (whereupon such right shall cease unless and until another quarterly dividend payment on the Subco Shares or Series A Shares shall have accrued and been unpaid). In any such case, the Board will be increased by two directors, and the holders of the Series B Shares (either alone or with the holders of the Other Voting Stock) will have the exclusive right as members of such class, as outlined herein, to elect two directors at the next annual meeting of shareholders or at any special meeting or action by written consent at which directors of the Company will be elected.

2012 Notes

In March 2012, the Company closed a brokered private placement debt financing for total gross proceeds of US$175 million (the "Debt Financing"). The Debt Financing involved an offering by the Company of 175,000 units ( the "Units") consisting of US$175,000,000 aggregate principal amount of senior secured notes with an interest rate of 10% and a maturity date of March 1, 2017 (the "2012 Notes") and 8,400,000 warrants to purchase an aggregate of 8,400,000 common shares of the Company. Each such Unit consisted of US$1,000 principal amount of 2012 Notes and 48 warrants, with each such warrant entitling the holder to purchase one common share of the Company at a price of US$6.65 for a period of five years from the date of issuance of the warrant.

The following summarizes the terms of the 2012 Notes, and is subject to, and qualified by reference to, the provisions of the Note Indenture. A copy of the Note Indenture has been filed on, and can be obtained from, SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Total Principal Amount of
2012 Notes Outstanding:	US$175,000,000

Maturity Date:	March 1, 2017

Interest Rate:	10% per year.

Interest Payment Dates:	March 1 and September 1, commencing September 1, 2012. Interest started accruing from March 2, 2012.

Guarantees:	The 2012 Notes are guaranteed (the "Note Guarantees") on a senior basis by the Company’s existing and future subsidiaries, other than certain immaterial subsidiaries.

Security:

The 2012 Notes and the Note Guarantees are secured on a second priority basis by liens on (a) all of the existing and after acquired property of the Company, including any and all capital stock the Company holds in its subsidiaries and other investments, (b) all of the existing and after acquired capital stock and other investments held by the Company's subsidiaries, and (c) all of the existing and after acquired property, including accounts receivable, letter of credit rights, inventory, deposit accounts, securities accounts, instruments and chattel paper, general intangibles, records related to any of the foregoing and certain assets related thereto, in each case held by the Company and the Company’s subsidiaries, but excluding any mining assets or other assets in respect of which the Company or the Company’s subsidiaries would be required to obtain approval from any governmental or regulatory authority in the DRC in order to incur liens on such assets, in each case, subject to specified permitted liens and certain exceptions.

Ranking:	The 2012 Notes and the Note Guarantees are senior obligations of the Company and the guarantors and:

•	rank equally in right of payment with all of the Company’s and the guarantors’ existing and future senior indebtedness;
•	rank senior in right of payment to all of the Company’s and the guarantors’ existing and future subordinated indebtedness;
•	are secured on a second priority basis by liens on the "Collateral" (as defined in the Note Indenture);
•

are effectively junior to any of the Company’s secured indebtedness that is either secured by assets that are not Collateral or which is secured by a lien senior to or prior to liens securing the 2012 Notes to the extent of the value of the assets securing such indebtedness; and

•	are structurally subordinated to all of the existing and future liabilities (including trade payables) of each of the Company’s subsidiaries that does not guarantee the 2012 Notes.

Optional Redemption:

The 2012 Notes are redeemable at the Company’s option, in whole or in part, at any time on or after March 1, 2014, at the redemption prices (expressed as a percentage of principal amount of the 2012 Notes to be redeemed) set forth below plus accrued and unpaid interest on the 2012 Notes, if any, to the date of redemption, if redeemed during the 12-month period beginning on March 1 of each of the years indicated below:

Year	Percentage
2014	110.0%
2015	105.0%
2016 and thereafter	100.0%

Prior to March 1, 2014, the Company could have redeemed some or all of the 2012 Notes at a price equal to 100% of the principal amount of the 2012 Notes plus a “make-whole” premium, plus accrued and unpaid interest, if any, to the date of redemption.

At any time prior to March 1, 2014, the Company could also have redeemed up to 35% of the original principal amount of the 2012 Notes with the proceeds of certain equity offerings at a redemption price of 110% of the principal amount of the 2012 Notes, plus accrued and unpaid interest, if any, to the date of redemption.

Special Mandatory Redemption:

In the event that (a) properties and assets of the Company and its subsidiaries from which a majority of the Company and its subsidiaries’ consolidated earnings before interest, taxes, depreciation and amortization is derived are seized, confiscated or nationalized by, or become subject to forfeiture to, any governmental, quasi-governmental, military or other similar authority, or any similar action shall have been taken or shall have occurred and the Company receives any compensation as a result of such event by way of settlement, judicial or arbitral award or otherwise, then the Company will be required to redeem all of the 2012 Notes at the "Asset Seizure Redemption Price" (as such term is defined in the Note Indenture).

Change of Control Offer:

Upon the occurrence of specific kinds of changes of control, holders of 2012 Notes will have the right to cause the Company to repurchase some or all of their 2012 Notes at 101% of the principal amount of the 2012 Notes, plus accrued and unpaid interest, if any, to the date of purchase.

Certain Covenants:

The Company issued the 2012 Notes under the Note Indenture with Equity Financial Trust Company, as trustee. The Note Indenture, among other things, limits the Company’s ability and the ability of its subsidiaries to:

•	incur additional indebtedness;
•	pay dividends or make other distributions or repurchase or redeem capital stock;
•	prepay, redeem or repurchase certain debt;
•	make loans and investments;
•	sell assets;
•	incur liens;
•	enter into transactions with affiliates;
•	enter into agreements restricting the Company’s subsidiaries’ ability to pay dividends; and
•	consolidate, amalgamate, merge or sell all or substantially all of the Company’s assets.

These covenants are subject to a number of exceptions and qualifications as set forth in the Note Indenture.

Warrants

The Company issued 8,400,000 warrants pursuant to the Debt Financing. Each such warrant entitles the holder to acquire one common share of the Company upon payment of US$6.65, subject to adjustment from time to time upon the occurrence of certain changes in the common share of the Company and certain issuances by the Company of common shares, options or convertible securities. The said warrants may be exercised at any time until March 2, 2017. A holder of such warrants does not, by virtue of holding the warrants, have any rights as a shareholder of the Company.

The Company issued additional warrants to the lenders in connection with the August 2014 liquidity backstop facility transaction. These warrants expire August 18, 2017 and entitle the holders to purchase a total of 13.3 million common shares of the Company at an exercise price of Cdn$0.269 per share. The warrants will be exercisable for cash, or by a cashless exercise, at the option of the holder.

Shareholder Rights Plan

Effective April 29, 2005, the Board adopted a Shareholder Rights Plan (the "Rights Plan"). The Rights Plan was implemented by way of a shareholder rights plan agreement (the "Rights Plan Agreement") dated as of April 29, 2005 between the Company and Equity Transfer Services Inc. (now named Equity Financial Trust Company), as rights agent. The Rights Plan Agreement was approved by shareholders of the Company at the annual and special meeting of shareholders held on June 29, 2005. Shareholders of the Company, at the annual and special meeting of shareholders held on June 27, 2008, approved an extension to the term of the Rights Plan Agreement to the termination of the annual meeting of shareholders of the Company in the year 2011. Shareholders of the Company, at the annual and special meeting of shareholders held on June 29, 2011, approved an extension to the term of the Rights Plan Agreement to the termination of the annual meeting of shareholders of the Company in the year 2014. Shareholders of the Company, at the annual and special meeting of shareholders held on June 27, 2014, approved an extension to the term of the Rights Plan Agreement to the termination of the annual meeting of shareholders of the Company in the year 2017.

The objectives of the Rights Plan are to ensure, to the extent possible, that all shareholders of the Company are treated equally and fairly in connection with any take-over bid for the Company. The Rights Plan discourages discriminatory, coercive or unfair take-overs of the Company and gives the Company's Board time if, in the circumstances, the Board determines it is appropriate to take such time, to pursue alternatives to maximize shareholder value in the event an unsolicited take-over bid is made for all or a portion of the outstanding common shares of the Company (the "Common Shares").

The Rights Plan discourages coercive hostile take-over bids by creating the potential that any Common Shares which may be acquired or held by such a bidder will be significantly diluted. The potential for significant dilution to the holdings of such a bidder can occur as the Rights Plan provides that all holders of Common Shares who are not related to the bidder will be entitled to exercise rights ("Rights") issued to them under the Rights Plan and to acquire Common Shares at a substantial discount to prevailing market prices. The bidder or the persons related to the bidder will not be entitled to exercise any Rights under the Rights Plan. Accordingly, the Rights Plan will encourage potential bidders to make take-over bids by means of a "Permitted Bid" (as such term is defined in the Rights Plan Agreement) or to approach the Board to negotiate a mutually acceptable transaction. The Permitted Bid provisions of the Rights Plan are designed to ensure that in any take-over bid for outstanding Common Shares all shareholders are treated equally and are given adequate time to properly assess such take-over bid on a fully-informed basis.

The Board authorized the issuance of one Right in respect of each Common Share outstanding at the close of business on April 29, 2005 (the "Record Time"). In addition, the Board authorized the issuance of one Right in respect of each additional Common Share issued after the Record Time. The Rights trade with and are represented by the Company's Common Share certificates, including certificates issued prior to the Record Time. Until such time as the Rights separate from the Common Shares and become exercisable, Rights certificates will not be distributed to shareholders. At any time prior to the Rights becoming exercisable, the Board may waive the operation of the Rights Plan with respect to certain events before they occur. The issuance of the Rights is not dilutive until the Rights separate from the underlying Common Shares and become exercisable or until the exercise of the Rights.

A copy of the Rights Plan Agreement, together with the three amending agreements to the Rights Plan Agreement (which amending agreements related to the three extensions to the term of the Rights Plan Agreement), can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov. Reference is made to the Rights Plan Agreement, as amended, for additional information with respect to the Rights Plan.

Exchangeable Preferred Shares

In February 2014, the Company closed a US$40 million financing involving the issue of 40,000 exchangeable preferred shares (the "Exchangeable Preferred Shares") to investment funds managed by Gramercy Funds Management LLC by way of a non-brokered private placement (the "2014 Private Placement Financing"). The Exchangeable Preferred Shares were issued by two Banro subsidiaries (Namoya (Barbados) Limited and Twangiza (Barbados) Limited; 20,000 shares issued by each such subsidiary), pay an 8% cumulative preferential cash dividend, payable quarterly on May 31, August 31, November 30 and February 28/29, and will mature on June 1, 2017 (the "Maturity Date"). At the option of the holders and at any time before the Maturity Date, the holders will be entitled to exchange their Exchangeable Preferred Shares into 63 million common shares of Banro at a strike price of US$0.5673 per common share. The Company does not have any rights to require the exchange of the Exchangeable Preferred Shares into common shares of the Company. In the event that all of the Exchangeable Preferred Shares have not been exchanged for common shares of the Company by the Maturity Date, the holders of the Exchangeable Preferred Shares will have the right to receive an amount equal to US$1,000 per Exchangeable Preferred Share held by them at that time plus any accrued but unpaid dividends.

Disclosure of Share Ownership

In general, under applicable securities regulation in Canada, a person or company who beneficially owns, directly or indirectly, voting securities of an issuer or who exercises control or direction over voting securities of an issuer or a combination of both, carrying more than 10% of the voting rights attached to all the issuer's outstanding voting securities is an insider and must, within 10 days of becoming an insider, file a report in the required form effective the date on which the person became an insider. The report must disclose any direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer. Additionally, securities regulation in Canada provides for the filing of a report by an insider of a reporting issuer whose holdings change, which report must be filed within five days from the day on which the change takes place.

The rules in the U.S. governing the ownership threshold above which shareholder ownership must be disclosed are more stringent than those discussed above. Section 13 of the U.S. Exchange Act imposes reporting requirements on persons who acquire beneficial ownership (as such term is defined in Rule 13d-3 under the U.S. Exchange Act) of more than 5% of a class of an equity security registered under Section 12 of the U.S. Exchange Act. In general, such persons must file, within 10 days after such acquisition, a report of beneficial ownership with the SEC containing the information prescribed by the regulations under Section 13 of the U.S. Exchange Act. This information is also required to be sent to the issuer of the securities and to each exchange where the securities are traded.

C. Material Contracts

Except for contracts entered into in the ordinary course of business and other than as disclosed elsewhere in this Form 20-F and the contracts set forth below, there are no material contracts to which the Company is currently a party that were entered into by the Company or any of its subsidiaries during the two years immediately preceding the date of this Form 20-F:

1.

a share purchase agreement dated April 12, 2013 among Banro, Banro Group (Barbados) Limited, BlackRock World Mining Trust plc and GMP Securities L.P., which provided for the issuance of the Subco Shares and Series B Shares pursuant to the 2013 Concurrent Offering (see items 7.B. and 10.B. (under the heading "Preference Shares") of this Form 20-F for additional information in respect of the 2013 Concurrent Offering);

2.

an exchange and support agreement dated April 25, 2013 entered into among Banro, Banro Group (Barbados) Limited ("Subco") and BlackRock World Mining Trust plc pursuant to the terms of the 2013 Concurrent Offering (see items 7.B. and 10.B. (under the heading "Preference Shares") of this Form 20-F for additional information in respect of the 2013 Concurrent Offering). Pursuant to this agreement, (a) Banro has granted to each holder of Subco Shares the right to exchange with Banro all or any part of such holder’s Subco Shares on the basis of one Series A Share for one Subco Share and one Series B Share, (b) Banro has agreed that Banro shall not declare or pay any dividends on the Series A Shares unless Subco simultaneously declares or pay dividends (as applicable) on the Subco Shares in the same amount, in the same currency, and using the same record date and same payment date, (c) Banro has agreed to make certain other covenants in favour of the holders of Subco Shares to provide for the economic equivalency of one Series A Share with the one Subco Share;

3.

an agency agreement dated April 12, 2013 entered into between Banro and GMP Securities L.P., BMO Nesbitt Burns Inc., CIBC World Markets Inc. and Cormark Securities Inc., with respect to the 2013 Offering (see items 7.B. and 10.B. (under the heading "Preference Shares") of this Form 20-F for additional information in respect of the 2013 Offering);

4.

a securities purchase agreement dated February 28, 2014 among Namoya (Barbados) Limited, Twangiza (Barbados) Limited, Banro and the investors listed on the Schedule of Buyers attached to the said agreement, which provided for the issuance of the Exchangeable Preferred Shares pursuant to the 2014 Private Placement Financing (see item 10.B. of this Form 20-F under the heading "Exchangeable Preferred Shares" for additional information in respect of the 2014 Private Placement Financing);

5.

a securities purchase agreement dated August 18, 2014 among Banro and the investors listed on the Schedule of Buyers attached to the said agreement, which provided for the private placement of the 2014 Notes and 2014 Warrants (see item 4.A. of this Form 20-F under the heading "2014 Financings" for additional information in respect of this financing);

6.

a gold purchase and sale agreement dated February 27, 2015 between Banro, Twangiza Mining S.A. and Twangiza GFSA Holdings, which provided for the first tranche of the Twangiza gold forward sale transaction (see item 4.A. of this Form 20-F under the heading "2015 Financing" for additional information in respect of this transaction);

7.

a second gold purchase and sale agreement dated February 27, 2015 between Banro, Twangiza Mining S.A. and Twangiza GFSA Holdings, which provides for the second tranche of the Twangiza gold forward sale transaction (see item 4.A. of this Form 20-F under the heading "2015 Financing" for additional information in respect of this transaction); and

8.

a gold purchase and sale agreement dated February 27, 2015 between Banro, Namoya Mining S.A. and Namoya GSA Holdings, which provides for the Namoya gold streaming transaction (see item 4.A. of this Form 20-F under the heading "2015 Financing" for additional information in respect of this transaction).

A copy of each of the above agreements has been filed on, and can be obtained from, SEDAR at www.sedar.com and EDGAR at www.sec.gov.

D. Exchange Controls

There are no governmental laws, decrees, regulations or other legislation, including foreign exchange controls, in Canada which may affect the export or import of capital or that may affect the remittance of dividends, interest or other payments to non-resident holders of the Company's securities. Any remittances of dividends to United States residents, however, are subject to a withholding tax pursuant to the Income Tax Act (Canada) and the Canada-U.S. Income Tax Convention (1980), each as amended. Remittances of interest to U.S. residents entitled to the benefits of such Convention are generally not subject to withholding taxes except in limited circumstances involving participating interest payments. Certain other types of remittances, such as royalties paid to U.S. residents, may be subject to a withholding tax depending on all of the circumstances.

Restrictions on Share Ownership by Non-Canadians

There are no limitations under the laws of Canada or in the organizational documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act (the "ICA") may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian". The threshold for acquisitions is generally defined as being one-third or more of the voting shares of the Company. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

Under the ICA, transactions exceeding certain financial thresholds, and which involve the acquisition of control of a Canadian business by a non-Canadian, are subject to review and cannot be implemented unless the Minister of Industry and/or, in the case of a Canadian business engaged in cultural activities, the Minister of Canadian Heritage, are satisfied that the transaction is likely to be of "net benefit to Canada". If a transaction is subject to review (a "Reviewable Transaction"), an application for review must be filed with the Investment Review Division of Industry Canada and/or the Department of Canadian Heritage prior to the implementation of the Reviewable Transaction. The responsible Minister is then required to determine whether the Reviewable Transaction is likely to be of net benefit to Canada, taking into account, among other things, certain factors specified in the ICA and any written undertakings that may have been given by the applicant. The ICA contemplates an initial review period of up to 45 days after filing; however, if the responsible Minister has not completed the review by that date, he may unilaterally extend the review period by up to 30 days (or such longer period as may be agreed to by the applicant and the Minister) to permit completion of the review. If the responsible Minister is not satisfied that the investment is likely to be of net benefit to Canada, he may prohibit the investment or order a divestiture (if the investment has already been completed).

Even if the transaction is not reviewable because it does not meet or exceed the applicable financial threshold, the non-Canadian investor must still give notice to Industry Canada and, in the case of a Canadian business engaged in cultural activities, Canadian Heritage, of its acquisition of control of a Canadian business within 30 days of the implementation of the investment.

Furthermore, under the ICA, every investment in, or acquisition of control of, a Canadian business by a non-Canadian is potentially subject to a "national security" review which examines whether the transaction could be injurious to Canada’s national security. There is no minimum threshold for the size of transaction potentially subject to such review. If the Minister of Industry, after consultation with the Minister of Public Safety and Emergency Preparedness and the investor, is satisfied that the investment would be injurious to national security, the Minister may deny the investment, ask for undertakings, provide terms or conditions for the investment or order a divestiture (if the investment has already been completed).

E. Certain United States Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares of the Company ("Common Shares").

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including without limitation specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership, and disposition of Common Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary are based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Form 20-F. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of Common Shares that is for U.S. federal income tax purposes:

  an individual who is a citizen or resident of the United States;
  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;
  an estate whose income is subject to U.S. federal income taxation regardless of its source; or
  a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the "Tax Act"); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Common Shares in connection with carrying on a business in Canada; (d) persons whose Common Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of Common Shares.

If an entity or arrangement that is classified as a partnership (or other "pass-through" entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such owner. Partners (or other owners) of entities or arrangements that are classified as partnerships or as "pass-through" entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Common Shares.

Ownership and Disposition of Common Shares

The following discussion is subject in its entirety to the rules described below under the heading "Passive Foreign Investment Company Rules".

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares (see "Sale or Other Taxable Disposition of Common Shares" below). However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by the Company with respect to the Common Shares will constitute ordinary dividend income. Dividends received on Common Shares by corporate U.S. Holders generally will not be eligible for the "dividends received deduction". Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such Common Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Common Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

If the Company were to constitute a "passive foreign investment company" ("PFIC") for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares. The Company believes that it was not a PFIC for the tax year ended December 31, 2014. PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Company has never been and will not become a PFIC for any tax year during which U.S. Holders hold Common Shares.

In addition, in any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. A failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

The Company generally will be a PFIC under Section 1297 of the Code if, after the application of certain "look-through" rules with respect to subsidiaries in which the Company holds at least 25% of the value of such subsidiary, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the "income test") or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income (the "asset test"), based on the quarterly average of the fair market value of such assets. "Gross income" generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

If the Company were a PFIC in any tax year during which a U.S. Holder held Common Shares, such holder generally would be subject to special rules with respect to "excess distributions" made by the Company on the Common Shares and with respect to gain from the disposition of Common Shares. An "excess distribution" generally is defined as the excess of distributions with respect to the Common Shares received by a U.S Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder’s holding period for the Common Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Common Shares ratably over its holding period for the Common Shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including the "QEF Election" under Section 1295 of the Code and the "Mark-to-Market Election" under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner.

U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record keeping requirements of a PFIC, or that it will make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to the Company or any subsidiary that also is classified as a PFIC. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Common Shares, and the availability of certain U.S. tax elections under the PFIC rules.

Additional Considerations

Additional Tax on Passive Income

Certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on "net investment income" including, among other things, dividends and net gain from disposition of property (other than property held in certain trades or businesses). U.S. Holders should consult their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of Common Shares.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Common Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency received upon the sale, exchange or other taxable disposition of the Common Shares. Different rules apply to U.S. Holders who use the accrual method. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s "foreign source" taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source". Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Common Shares that is treated as a "dividend" may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U. S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares will generally be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

F. Dividends and Paying Agents

This Form 20-F is being filed as an annual report under the U.S. Exchange Act and, as such, there is no requirement to provide any information under this item.

G. Statement By Experts

This Form 20-F is being filed as an annual report under the U.S. Exchange Act and, as such, there is no requirement to provide any information under this item.

H. Documents on Display

The documents referred to and/or incorporated by reference in this Form 20-F can be viewed at the office of the Company at 1 First Canadian Place, 100 King Street West, Suite 7070, Toronto, Ontario, M5X 1E3, Canada. The Company is required to file financial statements and other information with the securities regulatory authorities in each of the Canadian provinces (other than Quebec), electronically through the Canadian System for Electronic Document Analysis and Retrieval (SEDAR), which can be viewed at www.sedar.com. The Company is subject to the informational requirements of the U.S. Exchange Act and files reports and other information with the SEC. You may read and copy any of the Company’s reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C., U.S., 20549. In addition, the SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

See Note 31 to the Company's audited consolidated financial statements as at and for the financial years ended December 31, 2014, 2013 and 2012 filed as part of this Form 20-F under Item 18.

Item 12. Descriptions of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

14.A.-B. Modifications to the Rights of Security Holders

The Company was incorporated under the Canada Business Corporations Act (the "CBCA") on May 3, 1994 by articles of incorporation. Pursuant to articles of amendment effective May 7, 1996, the name of the Company was changed from Banro International Capital Inc. to Banro Resource Corporation and the authorized share capital of the Company was increased by creating an unlimited number of a new class of shares designated as preference shares, issuable in series. The Company was continued under the Ontario Business Corporations Act by articles of continuance effective on October 24, 1996. By articles of amendment effective on January 16, 2001, the name of the Company was changed to Banro Corporation and the Company's outstanding common shares were consolidated on a three old for one new basis. The Company was continued under the CBCA by articles of continuance dated April 2, 2004. By articles of amendment dated December 17, 2004, the Company's outstanding common shares were subdivided by changing each one of such shares into two common shares. Pursuant to articles of amendment dated April 23, 2013, (a) a series of preference shares of the Company was created consisting of an unlimited number of shares designated as Series A Preference Shares, and (b) a second series of preference shares of the Company was created consisting of an unlimited number of shares designated as Series B Preference Shares. The said articles of amendment dated April 23, 2013, attached hereto as exhibit 1.5, also provided for the rights, privileges, restrictions and conditions attaching to the said Series A Preference Shares and Series B Preference Shares.

14.C.

Not applicable.

14.D.

Not applicable.

14.E. Use of Proceeds

Not applicable.

Item 15. Controls and Procedures.

(a) Disclosure Controls and Procedures

The Company’s management is required to adequately design disclosure controls and procedures to ensure that information required to be disclosed by the Company in the reports it files or submits under the U.S. Exchange Act are recorded, processed, summarized and reported within the time periods specified in applicable rules and forms, and that such information is accumulated and communicated to management, to allow timely decisions regarding required disclosure. Under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the U.S. Exchange Act) for the year ended December 31, 2014.

Based on the evaluation as of December 31, 2014, the Company’s management, including its Chief Executive Officer and Chief Financial Officer, has determined that the Company's disclosure controls and procedures were ineffective due to the identification of a material weakness in the information technology general controls (“ITGC”) and in the controls over financial reporting relating to the preparation and review of the statement of cash flow and sufficiency of documentary evidence supporting the precision of review over the completeness and accuracy of inputs, assumptions and formulas included in the impairment models, as discussed in the internal control over financial reporting section below. As such, there is a possibility that the internal control over financial reporting will fail to detect a material misstatement in the financial statements on a timely basis.

(b) Management’s Annual Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Exchange Act. The Company's management has employed a framework consistent with U.S. Exchange Act Rule 13a-15(c), to evaluate the Company's internal control over financial reporting described below. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with IFRS.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, including the Company’s CEO and CFO, conducted an evaluation of the design and operation of the Company's internal control over financial reporting as of December 31, 2014 based on the criteria set forth in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of December 31, 2014, there was a material weakness in the information technology general controls (“ITGC”) and in the internal controls over financial reporting relating to the preparation and review of the statement of cash flow and sufficiency of documentary evidence supporting the precision of review over the completeness and accuracy of inputs, assumptions and formulas included in the impairment models.

With respect to ITGC, in H1 of 2014, the Company embarked on SAP implementation that was fully operational by Q3. The intention of the system implementation was to improve the business processes on both an operational control basis and ITGC basis. Due to limited resources and change in personnel responsible for the SAP implementation, the Company focused its efforts on system implementation and training but fell short of properly implementing the new ITGC features in H2 of 2014, which has been deemed a material weakness due to ineffective controls over access security and change management resulting in a potential impact on the reliability of information produced by the system. Management has hired external consultants to ensure that the ITGC will be operating effectively by H2 2015.

With respect to internal controls over the preparation and review of the statement of cash flow, it has come to management’s attention that the accounting treatment of a deferred revenue transaction first accounted for in 2013 should have been classified in the consolidated statement of cash flow as operating and investing activities instead of financing activities. The Company has agreed to restate the statement of cash flow as disclosed in note 34 of the Annual Financial Statements. As a result, the Company concluded that a material weakness in internal controls over the preparation and review of the statement of cash flow exists given the application of this inappropriate accounting treatment in 2014. In the third quarter of 2014, the Company added two additional chartered professional accountants to the finance team with extensive experience in IFRS with major publicly traded companies in the mining industry. Management believes that the enhanced finance team is capable of addressing the preparation and review of the statement of cash flow in the future.

With respect to internal controls over the sufficiency of documentary evidence supporting the precision of review over the completeness and accuracy of inputs, assumptions and formulas included in the impairment models, it has come to management’s attention that the level of documentary evidence supporting the precision of the review was insufficient to appropriately evidence the precision to which management reviewed the impairment models. During the current reporting period, management’s key focus in performing the impairment analysis was on ensuring that the information included in the models was complete and accurate in order to ensure appropriate conclusions were reached for financial reporting. As no issues were identified with respect to the inputs, assumptions and formulas that would change the conclusions reached in the impairment models, management intends to enhance the level of documentation maintained in the review process in future reporting periods through the establishment of enhanced standard documentation procedures.

The Company is required to disclose herein any change in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2014 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. Refer to the discussion above for the Company’s remediation plan with respect to material weaknesses identified.

This Form 20-F includes an attestation report of the Company’s independent auditors regarding internal control over financial reporting (see item 18 ("Financial Statements")).

The Company's management, including the Chief Executive Officer and Chief Financial Officer, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 16.A. Audit Committee Financial Expert

The Company's Board has determined that Derrick H. Weyrauch satisfies the requirements as an audit committee financial expert, in that he has an understanding of IFRS and financial statements; is able to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; has experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that can reasonably be expected to be raised by the Company's financial statements (or experience actively supervising one or more persons engaged in such activities); has an understanding of internal controls over financial reporting; and has an understanding of audit committee functions.

Mr. Weyrauch is also independent within the meaning of Section 803 of the NYSE MKT Company Guide.

Item 16.B. Code of Ethics.

The Company has adopted a code of business conduct and ethics for directors, officers and employees (including the Company’s principal executive officer, principal financial officer and principal accounting officer) (the "Code"). A copy of the Code is incorporated by reference into this Form 20-F as Exhibit 11.1. A copy of the Code may also be obtained from the Chief Financial Officer of the Company at (416) 366-2221 and is also available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and the Company's website at www.banro.com. Information contained on these websites does not form part of this Form 20-F. Each director, officer and employee of the Company is provided with a copy of the Code and is required to confirm annually that he or she has complied with the Code. Any observed breaches of the Code must be reported to the Company's Chief Executive Officer.

No amendment was made to the Code during the Company's most recently completed financial year and no waiver from a provision of the Code was granted by the Company during the Company's most recently completed financial year.

In accordance with the Canada Business Corporations Act (the Corporation's governing corporate legislation), directors of the Company who are a party to, or are a director or an officer of or have a material interest in a party to, a material contract or material transaction or a proposed material contract or proposed material transaction, are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction. In addition, in certain cases, an independent committee of the Board may be formed to deliberate on such matters in the absence of the interested party.

The Company has also adopted a "whistleblower" policy which provides employees, consultants, officers and directors with the ability to report, on a confidential and anonymous basis, violations within the Company's organization including, (but not limited to), questionable accounting practices, disclosure of fraudulent or misleading financial information, instances of corporate fraud, or harassment. The Company believes that providing a forum for such individuals to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness fosters a culture of ethical business conduct. The Company has also adopted an insider trading policy to encourage and further promote a culture of ethical business conduct.

Item 16.C. Principal Accountant Fees and Services

The following table summarizes the total fees billed by Deloitte LLP ("Deloitte"), the external auditors of the Company, for each of the financial years of the Company ended December 31, 2014 and December 31, 2013. All dollar amounts in the following table are expressed in Canadian dollars, and are exclusive of applicable taxes and a 7% administration fee.

	2014	2013
Audit Fees	$860,306	$355,200
Audit-Related Fees	$8,500 (1)	$221,348 (2)
Tax Fees	Nil	$14,006 (3)
All Other Fees	$115,000 (4)	Nil
__________________________

(1)	The services comprising these fees related to work performed in relation to the 2013 COSO framework.

(2)

The services comprising these fees related to quarterly reviews of the interim consolidated financial statements ($113,348), due diligence matters in respect of the Company’s preference share financing ($100,500) and consultation regarding finance structure ($7,500).

(3)	The services comprising these fees related to international tax planning.

(4)	The services comprising these fees related to the compilation of a NI 43-101 technical report.

In accordance with existing Audit Committee policy and the requirements of the Sarbanes-Oxley Act of 2002, all services to be provided Deloitte LLP are subject to pre-approval by the Audit Committee. This includes audit services, audit-related services, tax services and other services. In some cases, pre-approval is provided by the full Audit Committee for up to a year, and relates to a particular category or group of services and is subject to a specific budget. All of the fees listed above have been approved by the Audit Committee.

Item 16.D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16.E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

The Company did not purchase any of its common shares during the financial year ended December 31, 2014.

Item 16.F. Change in Registrant's Certifying Accountant

Not applicable.

Item 16.G. Corporate Governance

The Common Shares are listed on NYSE MKT. Section 110 of the NYSE MKT Company Guide permits NYSE MKT to consider the laws, customs and practices of foreign issuers, and to grant exemptions from NYSE MKT listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE MKT standards is as follows:

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

In addition, the Company may from time-to-time seek relief from NYSE MKT corporate governance requirements on specific transactions under Section 110 of the NYSE MKT Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, the Company shall make the disclosure of such transactions available on its website at www.banro.com. Information contained on the Company’s website is not part of this Form 20-F.

The Company has elected not to adopt Section 805(c) of the NYSE MKT Company Guide applicable to charters and independence of compensation committees of U.S. domestic issuers. As a foreign private issuer, the Company is not required to comply with these rules.

Item 16.H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The financial statements appear on pages F-1 through F-52.

Item 19. Exhibits

The following exhibits are filed as part of this Form 20-F:

EXHIBIT
NUMBER	DESCRIPTION

Constating Documents
1.1	Banro Corporation By-law No. 3
1.2	Banro Corporation By-law No. 4
1.3	Certificate and Articles of Continuance dated April 2, 2004
1.4	Certificate and Articles of Amendment dated December 17, 2004
1.5	Certificate and Articles of Amendment dated April 23, 2013
1.6	Shareholders Rights Plan dated April 29, 2005(1)
1.7	Third Shareholder Rights Plan Amendment Agreement dated June 27, 2014(2)
1.8	Audit Committee Charter

Material Contracts
4.1	Company's stock option plan (3)
4.2	Warrant Indenture dated March 2, 2012(4)
4.3	Note Indenture dated March 2, 2012(4)
4.4	Underwriting Agreement dated February 24, 2012(4)
4.5	Security Agreement dated March 2, 2012(4)
4.6	Collateral Trust Agreement dated March 2, 2012(4)
4.7	Amended and Restated Security Agreement dated January 21, 2013(5)
4.8	Agency Agreement dated April 12, 2013(6)
4.9	Share Purchase Agreement dated April 12, 2013(7)
4.10	Letter Agreement between the Company and GMP Securities L.P. dated April 12, 2013(7)
4.11	Exchange and Support Agreement dated April 25, 2013(7)
4.12	Securities Purchase Agreement dated February 28, 2014(8)

4.13	Securities Purchase Agreement dated August 18, 2014(9)
4.14	Guaranty dated August 18, 2014(9)
4.15	Form of Warrant(9)
4.16	Form of Note(9)
4.17	Form of Lock-up Agreement(9)
4.18	Namoya Gold Purchase and Sale Agreement dated February 27, 2015(10)
4.19	BlackRock Support Agreement dated February 27, 2015(10)
4.20	Twangiza GFSA Holdings Gold Purchase and Sale Agreement dated February 27, 2015(10)
4.21	Twangiza GFSA Holdings Gold Purchase and Sale Agreement (tranche 2) dated February 27, 2015(10)
4.22	Gramercy Funds Management LLC Support Agreement dated February 27, 2015(10)

Subsidiaries
8.1	List of subsidiaries of the Company

Code of Conduct
11.1	Business Conduct Policy

Certifications
12.1	Certification of the President and Chief Executive Officer of the Company pursuant to Section 302 of Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer of the Company pursuant to Section 302 of Sarbanes-Oxley Act of 2002
13.1	Certification of the President and Chief Executive Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Chief Financial Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Other Exhibits
15.1	Management's discussion and analysis of the Company for the year ended December 31, 2014
15.2

Sections 6, 11, 12 and 13 (which sections are entitled “Geological Setting”, “Sampling Method and Approach”, “Sample Preparation, Analyses and Security” and “Data Verification” respectively) of the Technical Report dated March 9, 2011 (as revised on March 24, 2011) entitled “Economic Assessment NI 43-101 Technical Report, Twangiza Phase 1 Gold Project, South Kivu Province, Democratic Republic of the Congo” (11)

15.3

Sections 6.1, 6.2, 8, 9, 10, 11 and 14 (which sections are entitled “Regional Geology”, “Local Geology”, “Exploration”, “Drilling”,“Sample Preparation, Analyses and Security”, “Data Verification” and “Mineral Reserve Estimates” respectively) of the Technical Report entitled “Independent National Instrument 43-101 Technical Report on the Namoya Gold Project, Maniema Province, Democratic Republic of the Congo," dated May 12, 2014(12)

15.4	Technical Report dated March 15, 2013 entitled "Independent National Instrument 43-101 Technical Report on the Lugushwa Gold Project, South Kivu Province, Democratic Republic of the Congo" (13)

15.5

Section 2 (entitled "Regional Geology") and section 3 (entitled "Kamituga") of the Technical Report entitled "NI 43-101 Technical Report Resource Estimation and Exploration Potential at the Kamituga, Lugushwa and Namoya Concessions, Democratic Republic of Congo," dated February 2005(14)

15.6	Press release dated March 27, 2014 entitled “Banro Announces A Mineral Reserve Estimate At Its Namoya Gold Mine, Democratic Republic of the Congo” (15)
15.7	Press release dated November 15, 2012 entitled “Banro Provides Exploration Update for Projects in the DRC, Including Significant Drill Intersections at Namoya, Lugushwa and Kamituga” (16)

Notes:

(1) Previously filed as exhibit 4.1 to the Company’s Registration Statement on Form 8-A filed with the SEC on July 13, 2012.
(2) Previously filed as exhibit 99.1 to the Company’s Current Report on Form 6-K furnished to the SEC on July 7, 2014.
(3) Previously filed as exhibit 99.2 to the Company’s Current Report on Form 6-K furnished to the SEC on June 8, 2012.
(4) Previously filed as an exhibit to the Company’s Current Report on Form 6-K furnished to the SEC on March 26, 2012.
(5) Previously filed as exhibit 99.1 to the Company’s Current Report on Form 6-K furnished to the SEC on April 16, 2013.
(6) Previously filed as exhibit 99.1 to the Company’s Current Report on Form 6-K furnished to the SEC on April 25, 2013.
(7) Previously filed as an exhibit to the Company’s Current Report on Form 6-K furnished to the SEC on May 7, 2013.
(8) Previously filed as exhibit 99.3 to the Company’s Current Report on Form 6-K furnished to the SEC on February 28, 2014.
(9) Previously filed as an exhibit to the Company’s Current Report on Form 6-K furnished to the SEC on August 19, 2014.
(10) Previously filed as an exhibit to the Company’s Current Report on Form 6-K furnished to the SEC on March 12, 2015.
(11) Previously filed as exhibit 99.1 to the Company’s Current Report on Form 6-K furnished to the SEC on March 28, 2011.
(12) Previously filed as Exhibit 99.1 to the Company’s Current Report on Form 6-K furnished to the SEC on May 20, 2014.
(13) Previously filed as an exhibit to the Company’s Current Report on Form 6-K furnished to the SEC on March 21, 2013.
(14) Previously filed as an exhibit to the Company’s Current Report on Form 6-K furnished to the SEC on August 19, 2008.
(15) Previously filed as an exhibit to the Company’s Current Report on Form 6-K furnished to the SEC on March 27, 2014.
(16) Previously filed as an exhibit to the Company’s Current Report on Form 6-K furnished to the SEC on November 16, 2012.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 6, 2015

BANRO CORPORATION
(Registrant)

By: (signed) "Richard W. Brissenden "
Richard W. Brissenden
Executive Chairman of the Board

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013
(Expressed in U.S. dollars)

Banro Corporation
CONTENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Page F-2 of F-52

Management's Report

Management’s Responsibility for Financial Statements

The consolidated financial statements, the notes thereto and other financial information contained in the Management’s Discussion and Analysis have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are the responsibility of the management of Banro Corporation. The financial information presented elsewhere in the Management’s Discussion and Analysis is consistent with the data that is contained in the consolidated financial statements. The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgments of management.

In order to discharge management’s responsibility for the integrity of the financial statements, the Company maintains a system of internal controls. These controls are designed to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with management’s authorization, proper records are maintained and relevant and reliable information is produced. These controls include maintaining quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility. The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules.

The Board of Directors is responsible for overseeing management’s performance of its responsibilities for financial reporting and internal control. The Audit Committee, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the consolidated financial statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, the adequacy of the system of internal controls and review reporting issues.

The consolidated financial statements for the year ended December 31, 2014 have been audited by Deloitte LLP, Independent Registered Public Accounting firm, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).

(Signed) “John Clarke”	(Signed) “Kevin Jennings”
John Clarke	Kevin Jennings
Chief Executive Officer	Chief Financial Officer

Toronto, Canada
April 6, 2015

Page F-3 of F-52

Management's Report

Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk thatntrols may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2014, based on the criteria set forth in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that there was a material weakness in the Information technology general controls (ITGC) and a material weakness of the internal controls on financial reporting related to preparation and review of the statement of cash flow and sufficiency of documentary evidence supporting the precision of review over the completeness and accuracy of inputs, assumptions and formulas included in the impairment models.

The effectiveness of the Company’s internal controls over financial reporting as at December 31, 2014 has been audited by Deloitte LLP, Independent Registered Public Accounting firm, as stated in their report located on page 6 of the Annual Financial Statements.

(Signed) “John Clarke”	(Signed) “Kevin Jennings”
John Clarke	Kevin Jennings
Chief Executive Officer	Chief Financial Officer

Toronto, Canada
April 6, 2015

Page F-4 of F-52

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Banro Corporation

We have audited the accompanying consolidated financial statements of Banro Corporation and subsidiaries (the “Company”), which are comprised of the consolidated statements of financial position as at December 31, 2014 and 2013 and the consolidated statements of comprehensive income/(loss), consolidated statements of changes in equity, and consolidated statements of cash flow for each of the years in the three-year period ended December 31, 2014 and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2014 and 2013 and its financial performance and its cash flows for each of the years in the three-year period ended December 31, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

As discussed in Note 34 to the consolidated financial statements, the 2013 consolidated statement of cash flow has been restated to correct an error in the classification of certain transactions between operating, investing, and financing cash flows.

Without modifying our opinion, we draw attention to Note 2(b) in the consolidated financial statements, which indicates that there exists a material uncertainty as to the Company’s ability to secure additional financing that may raise substantial doubt on the Company’s ability to continue as a going concern.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 6, 2015 expressed an adverse opinion on the Company’s internal control over financial reporting because of material weaknesses.

/s/ Deloitte LLP

Chartered Professional Accountants, Chartered Accountants
Licensed Public Accountants

Toronto, Canada
April 6, 2015

Page F-5 of F-52

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Banro Corporation

We have audited the internal control over financial reporting of Banro Corporation and subsidiaries (the “Company”) as of December 31, 2014, based on the criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment. Management has identified material weaknesses in internal controls over financial reporting relating to preparation and review of the statement of cash flow; documentary evidence supporting the precision of review over the completeness and accuracy of inputs, assumptions and formulas included in the impairment models; and logical access and program change management controls related to certain information systems that are relevant to information and reports produced by certain information systems. These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2014, of the Company and this report does not affect our report on such financial statements.

In our opinion, because of the effects of the material weaknesses identified above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2014 of the Company and our report dated April 6, 2015 expressed an unqualified opinion on those financial statements and included an emphasis of matter paragraph regarding a restatement of the 2013 consolidated statement of cash flow and the Company’s ability to continue as a going concern.

/s/ Deloitte LLP

Chartered Professional Accountants, Chartered Accountants
Licensed Public Accountants

Toronto, Canada
April 6, 2015

Page F-6 of F-52

Banro Corporation
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands of U.S. dollars)

	Notes	December 31, 2014	December 31, 2013
		$	$
ASSETS
Current Assets
Cash and cash equivalents	5	1,002	4,452
Trade and other receivables	6	7,261	8,884
Prepaid expenses and deposits	7	6,164	8,446
Current portion of inventory	8	28,893	31,936
		43,320	53,718
Non-Current Assets
Long-term investment	9	1,061	1,267
Property, plant and equipment	10	295,010	312,105
Exploration and evaluation	11	129,959	117,740
Non-current portion of inventories	8	3,874	-
Mine under construction	12	414,258	337,203
		844,162	768,315
TOTAL ASSETS		887,482	822,033

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Trade and other payables	13	86,396	77,614
Deferred revenue	14	3,000	17,369
Current portion of bank loans	15	17,123	29,250
Employee retention allowance	16	3,405	2,777
Derivative instruments - mark-to-market	17	1,393	-
		111,317	127,010
Non-Current Liabilities
Non-current portion of bank loans	15	3,869	13,250
Provision for closure and reclamation	18	7,755	4,218
Long-term debt	19	200,921	158,599
Preference shares	20	71,116	27,972
		283,661	204,039
Total Liabilities		394,978	331,049

Shareholders' Equity
Share capital	21	518,615	518,615
Warrants	21b	13,356	13,356
Contributed surplus	21b	42,526	41,793
Accumulated other comprehensive income		380	(87)
Deficit		(82,373)	(82,693)
		492,504	490,984
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		887,482	822,033

Commitments and contingencies	23

The accompanying notes are an integral part of these consolidated financial statements.

Approved and authorized for issue by the Board of Directors on April 6, 2015. Signed on behalf of the Board of Directors by:

/s/ John Clarke	/s/ Richard Brissenden

John Clarke, President and CEO	Richard Brissenden, Executive Chairman

Page F-7 of F-52

Banro Corporation
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(Expressed in thousands of U.S. dollars)

		For the years ended
		December 31,	December 31,	December 31,
	Notes	2014	2013	2012
		$	$	$
Operating revenue		125,436	111,808	42,631

Operating expenses
Production costs	26	(69,148)	(67,305)	(22,490)
Depletion and depreciation	10	(26,897)	(25,552)	(8,057)
Total mine operating expenses		(96,045)	(92,857)	(30,547)

Gross earnings from operations		29,391	18,951	12,084

General and administrative	27	(11,318)	(5,723)	(6,207)
Share-based payments	22	(552)	(2,642)	(7,929)
Other charges and provisions, net	29	(1,141)	1,206	(368)
Net income/(loss) from operations		16,380	11,792	(2,420)

Finance expenses	28	(15,623)	(10,096)	(2,316)
Foreign exchange loss		(442)	(192)	(143)
Interest income		5	126	318
Net income/(loss)		320	1,630	(4,561)

Items that may be reclassified to profit or loss:
Foreign currency translation differences of foreign investment in associate	9	-	(95)	35
Fair value gain on available-for-sale financial asset	9	380	-	-
Total comprehensive income/(loss)		700	1,535	(4,526)

Income/(loss) per share
Basic and diluted	21c	0.00	0.01	(0.02)

Weighted average number of common shares outstanding
Basic and diluted	21c	252,101	236,278	200,607

The accompanying notes are an integral part of these consolidated financial statements.

Page F-8 of F-52

Banro Corporation
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in thousands of U.S dollars)

		Share capital				Currency			Total
	Notes	Number of			Contributed	Translation	Available-for-		Shareholders'
		common shares	Amount	Warrants	Surplus	Adjustment	sale asset	Deficit	Equity
		(in thousands)	$	$	$	$	$	$	$
Balance as at January 1, 2012		197,076	440,738	-	28,061	(27)	-	(79,762)	389,010
Net loss for the year		-	-	-	-	-	-	(4,561)	(4,561)
Issued broker warrants		-	-	13,252	-	-	-	-	13,252
Broker warrants exercised		80	355	-	(93)	-	-	-	262
Stock options exercised		4,726	15,645	-	(5,176)	-	-	-	10,469
Share-based payments	22	-	-	-	14,818	-	-	-	14,818
Foreign currency translation differences of foreign investment in associate	9	-	-	-	-	35	-	-	35
Balance as at December 31, 2012		201,882	456,738	13,252	37,610	8	-	(84,323)	423,285
Net income for the year		-	-	-	-	-	-	1,630	1,630
Issued common shares	21	50,219	61,877	-	-	-	-	-	61,877
Issued broker warrants		-	-	104	104	-	-	-	208
Share-based payments	22	-	-	-	4,079	-	-	-	4,079
Foreign currency translation differences of foreign investment in associate	9	-	-	-	-	(95)	-	-	(95)
Balance as at December 31, 2013		252,101	518,615	13,356	41,793	(87)	-	(82,693)	490,984
Net income for the year		-	-	-	-	-	-	320	320
Share-based payments	22	-	-	-	747	-	-	-	747
Long-term investment	9	-	-	-	(14)	110	-	-	96
Foreign currency translation differences of foreign investment in associate	9	-	-	-	-	(23)	-	-	(23)
Fair value gain on available-for-sale financial asset	9	-	-	-	-	-	380	-	380
Balance as at December 31, 2014		252,101	518,615	13,356	42,526	-	380	(82,373)	492,504

The accompanying notes are an integral part of these consolidated financial statements.

Page F-9 of F-52

Banro Corporation
CONSOLIDATED STATEMENTS OF CASH FLOW
(Expressed in thousands of U.S dollars)

		For the years ended
		December 31,	December 31,	December 31,
		2014	2013 (Restated -	2012
	Notes		Note 34)
		$	$	$
Cash flows from operating activities
Net income for the year		320	1,630	(4,561)
Adjustments for:
Recognition of deferred revenue	14	(13,369)	-	-
Depletion and depreciation	10	26,985	25,603	8,096
Unrealized foreign exchange loss/(gain)		348	(492)	97
Share-based payments	22	552	2,642	7,929
Employee retention allowance	16	501	250	275
Finance expense excluding bank charges, net of interest income	28	11,745	7,061	2,135
Accretion on closure and reclamation	18	620	129	10
Other charges and provisions, net	29	50	(4,806)	368
Interest paid		(4,741)	(3,512)	(1,070)
Interest received		5	126	-
Operating cash flows before deferred revenue and working capital adjustments		23,016	28,631	13,279
Proceeds from deferred revenue	14	6,000	15,291	-
Working capital adjustments	32	12,512	(2,714)	(18,780)
Net cash flows provided by/(used in) operating activities		41,528	41,208	(5,501)

Cash flows from investing activities
Acquisition of property, plant, and equipment	10	(15,754)	(34,082)	(32,081)
Disposal of property, plant, and equipment	10	-	-	10
Expenditures on exploration and evaluation	11	(8,658)	(21,668)	(31,481)
Expenditures on mine under construction, net of pre-production revenue	12	(49,031)	(126,583)	(76,057)
Interest paid		(19,091)	(16,744)	(7,704)
(Repayment of)/Proceeds from deferred revenue	14	(2,000)	2,000	-
Advances - Long-term investment	9	(1)	(11)	-
Net cash used in investing activities		(94,535)	(197,088)	(147,313)

Cash flows from financing activities
Bank overdraft	13	3,163	491	-
Net proceeds on long-term debt and associated warrants	19	31,547	-	-
Net proceeds from shares issuance	20, 21	38,790	92,599	175,744
Payment of dividends	20	(2,287)	(2,277)	-
Net proceeds from (repayments of) bank loans	15	(21,614)	42,500	(5,625)
Net cash provided by financing activities		49,599	133,313	170,119

Effect of foreign exchange on cash and cash equivalents		(42)	(30)	48
Net decrease in cash and cash equivalents		(3,450)	(22,597)	17,353
Cash and cash equivalents, beginning of the year		4,452	27,049	9,696
Cash and cash equivalents, end of the year		1,002	4,452	27,049

The accompanying notes are an integral part of these consolidated financial statements.

Page F-10 of F-52

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

1. CORPORATE INFORMATION

Banro Corporation’s business focus is the exploration, development and production of mineral properties in the Democratic Republic of the Congo (the “Congo”). Banro Corporation (the “Company”) was continued under the Canada Business Corporations Act on April 2, 2004. The Company was previously governed by the Ontario Business Corporations Act.

These consolidated financial statements as at December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 include the accounts of the Company and of its wholly-owned subsidiary incorporated in the United States, Banro American Resources Inc., as well as its subsidiary in the Congo, Banro Hydro SARL, and its subsidiary in Barbados, Banro Group (Barbados) Limited. In June 2013, the Company completed a reorganization of its wholly-owned subsidiaries incorporated in the Congo, Banro Congo Mining SA (formerly Banro Congo Mining SARL), Kamituga Mining SA (formerly Kamituga Mining SARL), Lugushwa Mining SA (formerly Lugushwa Mining SARL), Namoya Mining SA (formerly Namoya Mining SARL) and Twangiza Mining SA (formerly Twangiza Mining SARL), to now be held under the respective subsidiaries of Banro Group (Barbados) Limited, comprising of Banro Congo (Barbados) Limited, Kamituga (Barbados) Limited, Lugushwa (Barbados) Limited, Namoya (Barbados) Limited, and Twangiza (Barbados) Limited.The Company is a publicly traded company whose outstanding common shares are listed for trading on the Toronto Stock Exchange and on the NYSE MKT LLC. The head office of the Company is located at 1 First Canadian Place, 100 King St. West, Suite 7070, Toronto, Ontario, M5X 1E3, Canada.

2. BASIS OF PREPARATION

a)	Statement of compliance

These consolidated financial statements as at December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements as at December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012, has been prepared in accordance with IFRS and IFRS Interpretation Committee (“IFRIC”) interpretations issued and effective, at December 31, 2014, 2013 and 2012, respectively. Certain comparative figures have been reclassified and aggregated to conform to the current period’s presentation. Specifically, a termination settlement of $3,600 (2012: $nil) has been reclassified from General and Administrative expense to Other Charges and Provisions, net; Transaction Costs of $2,360 (2012: $nil), Interest and Bank Expenses of $5,459 (2012: 2,306) and Dividends paid on Preferred Shares of $2,277 (2012: $nil) are now presented as Finance Expenses; and Gain on change in fair value of preferred shares of $4,928 (2012: $nil) has been presented as Other Charges and Provisions, net.

The date the Company’s Board of Directors approved these consolidated financial statements was April 6, 2015.

b)	Continuation of Business

These consolidated financial statements have been prepared on a going concern basis, under the historical cost basis, except for certain financial instruments which are presented at fair value.

The Company earned net income of $320 for the year ended December 31, 2014 (year ended December 31, 2013: net income of $1,630 and year ended December 31, 2012 - net loss of $4,561) and as at December 31, 2014 had a working capital deficit of $67,997 (December 31, 2013: $73,292).

The Company’s ability to continue operations in the normal course of business is dependent on several factors, including its ability to secure additional funding. Management is exploring all available options to secure additional funding, including forward sale agreements, equity financing and strategic partnerships. In addition, the recoverability of the amount shown for exploration and evaluation assets is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain financing to continue to perform exploration activity or complete the development of the properties where necessary, or alternatively, upon the Company’s ability to recover its incurred costs through a disposition of its interests, all of which are uncertain.

In the event the Company is unable to identify recoverable resources, receive the necessary permitting, or arrange appropriate financing, the carrying value of the Company’s assets and liabilities could be subject to material adjustment. Furthermore, market conditions, as referred in Note 31g, may raise substantial doubt on the Company’s ability to continue as a going concern.

These consolidated financial statements do not include any additional adjustments to the recoverability and classification of recorded asset amounts, classification of certain liabilities and changes to the statements of comprehensive income that might be necessary if the Company was unable to continue as a going concern.

Page F-11 of F-52

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS

The accounting policies set out below have been applied consistently by all group entities and for all periods presented in these consolidated financial statements.

a)	Basis of Consolidation

i.	Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has power over an entity, exposure or rights to variable returns from the Company’s involvement with the entity, and the ability to use its power over the entity to affect the amount of the Company’s returns. The financial statements of subsidiaries are included in the consolidated financial statements of the Company from the date that control commences until the date that control ceases. The consolidated financial statements include the accounts of the Company and its subsidiaries.

ii.	Associate

Where the Company has the power to significantly influence but not control the financial and operating policy decisions of another entity, it is classified as an associate. Associates are initially recognized in the consolidated statement of financial position at cost and adjusted thereafter for the post-acquisition changes in the Company’s share of the net assets of the associate, under the equity method of accounting. The Company's share of post-acquisition profits and losses is recognized in the consolidated statement of comprehensive income, except that losses in excess of the Company's investment in the associate are not recognized unless there is a legal or constructive obligation to recognize such losses. If the associate subsequently reports profits, the Company’s share of profits is recognized only after the Company’s share of the profits equals the share of losses not recognized.

Profits and losses arising on transactions between the Company and its associates are recognized only to the extent of unrelated investor’s interests in the associate. The investor's share in the associate's profits and losses resulting from these transactions is eliminated against the carrying value of the associate.

Any premium paid for an associate above the fair value of the Company's share of the identifiable assets, liabilities and contingent liabilities acquired is capitalized and included in the carrying amount of the Company’s investment in an associate. Where there is objective evidence that the investment in an associate has been impaired, the carrying amount of the investment is tested for impairment in the same way as other non-financial assets.

iii.	Transactions eliminated on consolidation

Inter-company balances, transactions, and any unrealized income and expenses, are eliminated in preparing the consolidated financial statements.

Unrealized gains arising from transactions with associates are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

b)	Use of Estimates and Judgments

The preparation of these consolidated financial statements in conformity with IFRS as issued by the IASB requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in these consolidated financial statements is included in the following notes:

Page F-12 of F-52

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

Estimates:

i.	Provision for closure and reclamation

The Company’s operation is subject to environmental regulations in the Congo. Upon establishment of commercial viability of a site, the Company estimates the cost to restore the site following the completion of commercial activities and depletion of reserves. These future obligations are estimated by taking into consideration closure plans, known environmental impacts, and internal and external studies, which estimate the activities and costs that will be carried out to meet the decommissioning and environmental rehabilitation obligations. The Company records a liability and a corresponding asset for the present value of the estimated costs of legal and constructive obligations for future mine rehabilitation. During the mine rehabilitation process, there will be a probable outflow of resources required to settle the obligation and a reliable estimate can be made of those obligations. The present value is determined based on current market assessments using the risk-free rate of borrowing which is approximated by the yield of government bonds with a maturity similar to that of the mine life. The discounted liability is adjusted at the end of each period with the passage of time. The provision represents management’s best estimate of the present value of the future mine rehabilitation costs, which may not be incurred for several years or decades, and, as such, actual expenditures may vary from the amount currently estimated. The decommissioning and environmental rehabilitation cost estimates could change due to amendments in laws and regulations in the Congo. Additionally, actual estimated costs may differ from those projected as a result of an increase over time of actual remediation costs, a change in the timing for utilization of reserves and the potential for increasingly stringent environmental regulatory requirements.

ii.	Impairment

Assets, including property, plant and equipment, exploration and evaluation and mine under construction, are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts, which is the higher of fair value less cost to sell and value in use. The assessment of the recoverable amounts often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, rehabilitation and restoration costs, future capital requirements and future operating performance. Changes in such estimates could impact recoverable values of these assets. Estimates are reviewed regularly by management.

iii.	Mineral reserve and resource estimates

Mineral reserves and resources are estimates of the amount of ore that can be economically and legally extracted from the Company’s mineral properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body. This exercise requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact upon the carrying value of exploration and evaluation assets, mine under construction assets, property, plant and equipment, recognition of deferred tax assets, and expenses.

iv.	Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 22.

Page F-13 of F-52

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

v.	Depreciation of mining assets

The Company applies the units of production method for amortization of its mine assets in commercial production based on reserve ore tonnes mined. These calculations require the use of estimates and assumptions. Significant judgment is required in assessing the available reserves to be amortized under this method. Factors that are considered in determining reserves are the economic feasibility of the reserves, expected life of the project and proven and probable mineral reserves, the complexity of metallurgy, markets and future developments. Estimates of proven and probable reserves are prepared by experts in extraction, geology and reserve determination. When these factors change or become known in the future, such differences will impact pre-tax profit and carrying value of assets.

vi.	Depreciation of property, plant and equipment

Each property, plant and equipment life, which is assessed annually, is assessed for both its physical life limitations and the economic recoverable reserves of the property at which the asset is located. For those assets depreciated on a straight-line basis, management estimates the useful life of the assets. These assessments require the use of estimates and assumptions including market conditions at the end of the assets useful life. Asset useful lives and residual values are re-evaluated annually.

Judgments:

i.	Commercial production

Prior to reaching pre-determined levels of operating capacity intended by management, costs incurred are capitalized as part of mines under construction and proceeds from sales are offset against capitalized costs. Depletion of capitalized costs for mining properties begins when pre-determined levels of operating capacity intended by management have been reached. Management considers several factors in determining when a mining property has reached levels of operating capacity intended by management, including:

•	when the mine is substantially complete and ready for its intended use;
•	the ability to produce a saleable product;
•	the ability to sustain ongoing production at a steady or increasing level;
•	the mine has reached a level of pre-determined percentage of design capacity;
•	mineral recoveries are at or near the expected production level, and;
•	the completion of a reasonable period of testing of the mine plant and equipment.

The results of operations of the Company during the periods presented in these consolidated financial statements have been impacted by management’s determination that its Twangiza mine had reached the commercial production phase on September 1, 2012. When a mine development project moves into the production stage, the capitalization of certain mine development and construction costs ceases. Subsequent costs are either regarded as forming part of the cost of inventory or expensed. However, any costs relating to mining asset additions or improvements or mineable reserve development are assessed to determine whether capitalization is appropriate.

ii.	Provisions and contingencies

The amount recognized as provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant laws and other appropriate requirements.

Page F-14 of F-52

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

iii.	Exploration and evaluation expenditure

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. There are a few circumstances that would warrant a test for impairment, which include: the expiry of the right to explore, substantive expenditure on further exploration is not planned, exploration for and evaluation of the mineral resources in the area have not led to discovery of commercially viable quantities, and/or sufficient data exists to show that the carrying amount of the asset is unlikely to be recovered in full from successful development or by sale. If information becomes available suggesting impairment, the amount capitalized is written off in the consolidated statement of comprehensive income during the period the new information becomes available.

iv.	Income taxes

The Company is subject to income taxes in various jurisdictions and subject to various rates and rules of taxation. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on the Company’s current understanding of the tax law. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

In addition, the Company has recognized deferred tax assets relating to tax losses carried forward to the extent there is sufficient taxable income relating to the same taxation authority and the same subsidiary against which the unused tax losses can be utilized. However, future realization of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped, including current and future economic conditions, production rates and production costs.

v.	Functional and presentation currency

Judgment is required to determine the functional currency of the parent and its subsidiaries. These judgments are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances.

c)	Foreign Currency Translation

i.	Functional and presentation currency

These consolidated financial statements are presented in United States dollars (“$”), which is the Company’s and its subsidiaries’ functional and presentation currency and all values are rounded to the nearest thousand, unless otherwise indicated.

ii.	Foreign currency transactions

The functional currency for each of the Company’s subsidiaries and associates is the currency of the primary economic environment in which the entity operates. Transactions entered into by the Company’s subsidiaries and associates in a currency other than the currency of the primary economic environment in which they operate (their "functional currency") are recorded at the rates ruling when the transactions occur except depreciation and amortization which are translated at the rates of exchange applicable to the related assets, with any gains or losses recognized in the consolidated statement of comprehensive income. Foreign currency monetary assets and liabilities are translated at current rates of exchange with the resulting gain or losses recognized in the consolidated statement of comprehensive income. Exchange differences arising on the retranslation of unsettled monetary assets and liabilities are recognized immediately in profit or loss. Non-monetary assets and liabilities are translated using the historical exchange rates. Non- monetary assets and liabilities measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

Page F-15 of F-52

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

d)	Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, deposits held at financial institutions, and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts.

e)	Financial Assets

A financial asset is classified as either financial assets at fair value through profit or loss (“FVTPL”), loans and receivables, held to maturity investments (“HTM”), or available for sale financial assets (“AFS”), as appropriate at initial recognition and, except in very limited circumstances, the classification is not changed subsequently. The classification is determined at initial recognition and depends on the nature and purpose of the financial asset. A financial asset is derecognized when contractual rights to the asset’s cash flows expire or if substantially all the risks and rewards of the asset are transferred.

i.	Financial assets at FVTPL

A financial asset is classified as FVTPL when the financial asset is held for trading or it is designated upon initial recognition as at FVTPL. A financial asset is classified as held for trading if (1) it has been acquired principally for the purpose of selling or repurchasing in the near term; (2) it is part of an identified portfolio of financial instruments that the Company manages and has an actual pattern of short term profit taking; or (3) it is a derivative that is not designated and effective as a hedging instrument. Financial assets at FVTPL are carried in the consolidated statement of financial position at fair value with changes in fair value recognized in profit or loss. Transaction costs are expensed as incurred.

ii.	Loans and receivables

Trade receivables, loans and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivable.

Loans and receivables are initially recognized at fair value plus transaction costs that are directly attributable to their acquisition or issue, and are subsequently carried at amortized cost less losses for impairment. The impairment loss of loans and receivables is based on a review of all outstanding amounts at period end. Bad debts are written off during the period in which they are identified. Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognized in the statements of comprehensive income when the loans and receivables are derecognized or impaired, as well as through the amortization process. The Company has classified cash and cash equivalents, and trade and other receivables as loans and receivables.

iii.	HTM investments

HTM financial instruments, which include short-term investments and the related transaction costs, are initially measured at fair value. Subsequently, HTM financial assets are measured at amortized cost using the effective interest rate method, less any impairment losses.

iv.	AFS financial assets

Non-derivative financial assets not included in the above categories are classified as AFS financial assets. They are carried at fair value with changes in fair value generally recognized in other comprehensive loss and accumulated in the AFS reserve. Impairment losses are recognized in profit or loss. Purchases and sales of AFS financial assets are recognized on settlement date with any change in fair value between trade date and settlement date being recognized in the AFS reserve. On sale, the cumulative gain or loss recognized in other comprehensive income is reclassified from the AFS reserve to profit or loss.

Page F-16 of F-52

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

v.	Impairment of financial assets

The Company assesses at each reporting date whether a financial asset or a group of financial assets is impaired. A financial asset or group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the asset’s original effective rate.

The carrying amount of all financial assets, excluding advances and other receivables, is directly reduced by the impairment loss. The carrying amount of receivables is reduced through the use of an allowance account. Associated allowances are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Company. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss. A provision for impairment is made in relation to advances and other receivables, and an impairment loss is recognized in profit and loss when there is objective evidence that the Company will not be able to collect all of the amounts due under the original terms. The carrying amount of the receivable is reduced through the use of an allowance account.

With the exception of AFS equity instruments, if in a subsequent period the amount of impairment loss decreases and the decrease relates to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss. On the date of impairment reversal, the carrying amount of the financial asset cannot exceed its amortized cost had the impairment not been recognized. Reversals for AFS equity instruments are not recognized in profit or loss.

vi.	Effective interest method

The effective interest method calculates the amortized cost of a financial instrument asset or liability and allocates interest income or cost over the corresponding period. The effective interest rate is the rate that discounts estimated future cash receipts or payments over the expected life of the financial asset or liability, or where appropriate, a shorter period. Income is recognized on an effective interest basis for debt instruments other than those financial assets classified as FVTPL.

f)	Financial Liabilities

Financial liabilities are classified as FVTPL, or other financial liabilities, as appropriate upon initial recognition. A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired.

i.

Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. Subsequent to the initial recognition, other financial liabilities are measured at amortized cost using the effective interest method. The Company’s other financial liabilities include trade and other payables.

ii.

Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Financial liabilities are classified as held-for-trading if they are acquired for the purpose of selling in the near term. This category includes derivative financial instruments (including separated embedded derivatives) held for trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognized in the consolidated statement of comprehensive income. The Company has derivative liabilities and preferred shares classified as FVTPL.

Page F-17 of F-52

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

g)	Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use. All other costs are expensed.

h)	Commercial Production

The Company assesses the stage of each mine under construction to determine when a mine has moved into the commercial production phase. Capitalization of costs, including certain mine development and construction costs, ceases when the related mining property has reached a pre-determined level of operating capacity intended by management. Costs incurred prior to this point, including depreciation of related plant and equipment, are capitalized and proceeds from sales during this period are offset against capitalized costs. During the production phase of a mine, costs incurred relating to mining asset additions or improvements or mineable reserve development are assessed to determine whether capitalization is appropriate.

i)	Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts for gold sold in the normal course of business, net of discounts and sales related taxes. Revenue from the sale of gold is recognized when control of the gold and the significant risks and rewards of ownership are transferred to the customer, which is usually when title has passed to the customer, the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold, the amount of revenue can be measured reliably, collection is reasonably assured, and costs can be measured reliably.

j)	Income Per Share

Basic income per share is computed by dividing the net income applicable by the weighted average number of common shares outstanding during the reporting period. Diluted income per share is computed by dividing the net income by the sum of the weighted average number of common shares issued and outstanding during the reporting period and all additional common shares for the assumed exercise of stock options and warrants outstanding for the reporting period, if dilutive. The treasury stock method is used for the assumed proceeds upon the exercise of stock options and warrants that are used to purchase common shares at the average market price during the reporting period.

k)	Inventories

Inventories include gold bullion, gold-in-process, stockpiled ore, and parts and supplies. Inventories are valued at the lower of cost and net realizable value. The cost of stockpiled ore is based on the weighted average cost per tonnes. The cost of gold bullion and gold-in-process is based on the average cost of production, which includes all costs attributable to the extraction and processing of ore. The costs of production include: i) materials, equipment, labor and contractor expenses directly attributable to the extraction and processing of ore; ii) depletion and depreciation of property, plant, and equipment used in the extraction and processing of ore; and iii) related production overheads based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business less all estimated costs of completion and costs necessary to make the sale.

l)	Property, Plant and Equipment (“PPE”)

i.	Recognition and measurement

Items of PPE are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials, direct labor and any other cost directly attributable to bring the asset to the location and condition necessary to be capable of operating in the manner intended by the Company. Assets in the course of construction are capitalized in the capital construction in progress category and transferred to the appropriate category of PPE upon completion. When components of an asset have different useful lives, depreciation is calculated on each separate component.

Page F-18 of F-52

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

ii.	Subsequent costs

The cost of replacing part of an item of PPE is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is derecognized and included in net income. If the carrying amount of the replaced component is not known, it is estimated based on the cost of the new component less estimated depreciation. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

iii.	Depreciation

Depreciation is based on the cost of an asset less its residual value. PPE associated with mining operations are depreciated over the estimated useful lives of the assets on a unit of production basis which is measured by the portion of the mine’s economically recoverable ore reserves produced during the period. All other equipment is depreciated over the estimated useful life of the asset using the straight line method or declining balance method at a rate of 20% to 30% as appropriate.

Depreciation methods, useful lives and residual values are reviewed at each annual reporting period and adjusted, if appropriate. Changes in estimates are accounted for prospectively. Depreciation commences when an asset is available for use or in production.

iv.	Gains and losses

Gains and losses on disposal of an item of PPE are determined by comparing the net proceeds from disposal with the carrying amount of the PPE, and are recognized net within other charges and provisions in the consolidated statement of comprehensive income.

v.	Repairs and maintenance

Repairs and maintenance costs are charged to production costs as incurred, except major inspections or overhauls that are performed at regular intervals over the useful life of an asset are capitalized as part of PPE.

vi.	Derecognition

An item of PPE is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the assets (calculated as the difference between the net proceeds from disposal and the carrying amount of the item) is included in net income in the period the item is derecognized.

m)	Exploration and Evaluation Assets

All direct costs related to exploration and evaluation of mineral properties, net of incidental revenues, are capitalized under exploration and evaluation assets. Exploration and evaluation expenditures include such costs as acquisition of rights to explore; sampling, trenching and surveying costs; costs related to topography, geology, geochemistry and geophysical studies; drilling costs and costs in relation to technical feasibility and commercial viability of extracting a mineral resource.

A regular review of each property is undertaken to determine the appropriateness of continuing to carry forward costs in relation to exploration and evaluation of mineral properties. Should the carrying value of the expenditure not yet amortized exceed its estimated recoverable amount in any year, the excess is written off to the consolidated statement of comprehensive income.

Page F-19 of F-52

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

n)	Mine Under Construction

Upon completion of a technical feasibility study determining the commercial viability of extracting a mineral resource, exploration and development expenditures are transferred to mine under construction. All subsequent expenditures on the construction, installation or completion of infrastructure facilities are capitalized to mine under construction until the commencement of commercial production. Development expenditures are net of proceeds from sale of ore extracted during the development phase. After commercial production starts, all assets included in mine under construction are transferred to PPE. Capitalized development expenditures are not depreciated until the assets are ready for their intended use. Upon completion of construction, mining assets are amortized on a unit of production basis which is measured by the portion of the mine’s economically recoverable ore reserves produced during the period. Impairment is tested in the same way as other non-financial assets.

o)	Impairment of Non-financial Assets

The Company’s PPE is assessed for indication of impairment at each consolidated statement of financial position date. Exploration and evaluation assets are assessed for impairment when facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount. When facts and circumstances suggest that the carrying amount exceeds the recoverable amount, an entity shall measure, present and disclose any resulting impairment in accordance with IAS 36 Impairment of Assets. Internal factors, such as budgets and forecasts, as well as external factors, such as expected future prices, costs and other market factors are also monitored to determine if indications of impairment exist. If any indication of impairment exists, an estimate of the asset’s recoverable amount is calculated. The recoverable amount is determined as the higher of the fair value less costs to sell the asset and the asset’s value in use. This is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or the Company’s assets. If this is the case, the individual assets are grouped together into cash generating units (“CGU”) for impairment purposes. Such CGUs represent the lowest level for which there are separately identifiable cash inflows that are largely independent of the cash flows from other assets. Exploration and evaluation assets are assessed to determine whether they are to be grouped into an operating CGU or if they must be assessed individually if no relevant CGU exists for the purpose of grouping for impairment purposes.

If the carrying amount of the asset exceeds its recoverable amount, the asset is impaired and an impairment loss is charged to the consolidated statement of comprehensive income as to reduce the carrying amount to its recoverable amount (i.e., the higher of fair value less cost to sell and value in use). Fair value less cost to sell is the amount obtainable from the sale of an asset or CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. Value in use is determined as the present value of the future cash flows expected to be derived from an asset or CGU. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted. Estimated future cash flows are calculated using estimated future prices, mineral reserves and resources, and operating and capital costs. All assumptions used are those that an independent market participant would consider appropriate.

To date the Company has not recognized any impairment of its non-financial assets.

p)	Income Taxes

Income tax expense consists of current and deferred tax expense. Income tax expense is recognized in profit and loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity.

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute current income tax assets and liabilities are measured at future anticipated tax rates, which have been enacted or substantively enacted at the reporting date. Current tax assets and current tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Page F-20 of F-52

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

Deferred taxation is provided on all qualifying temporary differences at the reporting date between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax assets are only recognized to the extent that it is probable that future taxable profit will be available against which the temporary difference can be utilized.

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amount and tax bases of investments in subsidiaries and associates where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.

q)	Share-Based Payments

Equity-settled share-based payments for directors, officers and employees are measured at fair value at the date of grant and recorded as share-based payments expense in the financial statements. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period based on the Company’s estimate of the number of share-based awards that will eventually vest. The number of forfeitures likely to occur is estimated on grant date and is revised as deemed necessary. Any consideration paid by directors, officers and employees on exercise of equity-settled share-based payments is credited to share capital. Shares are issued from treasury upon the exercise of equity-settled share-based instruments.

Compensation expense on stock options granted to non-employees is measured on the date when the goods or services are received at the fair value of goods or services received. When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value of the share-based payments, which is measured by use of a Black-Scholes valuation model, is used. The expected life used in the model is adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

r)	Provisions and Contingencies

Provisions are recognized when a legal or constructive obligation exists, as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Where the effect is material, the provision is discounted using an appropriate current market-based pre-tax discount rate. The increase in the provision due to the time value of money is recognized as interest expense.

When a contingency substantiated by confirming events, can be reliably measured and is probable to result in an economic outflow, a liability is recognized as the best estimate required to settle the obligation. A contingent liability is disclosed where the existence of an obligation will only be confirmed by future events, or where the amount of a present obligation cannot be measured reliably or will likely not result in an economic outflow. Contingent assets are only disclosed when the inflow of economic benefits is probable. When the economic benefit becomes virtually certain, the asset is no longer contingent and is recognized in the consolidated financial statements.

s)	Newly Applied Accounting Standards

The following new and revised standards and interpretations were applied as of January 1, 2014:

•	IAS 32, “Financial Instruments: Presentation” (amendment);
•	IAS 36, “Impairment of Assets” (amendment);
•	IAS 39, “Financial Instruments: Recognition” (amendment);
•	IFRS 13, “Fair Value Measurement” (amendment); and
•	IFRIC 21, “Levies” (new).

The adoption of these new and revised standards and interpretations did not have a significant impact on the Company’s consolidated financial statements.

Page F-21 of F-52

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

t)	Accounting Standards Issued But Not Yet Effective

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

Amendments to IFRS 8, Operating Segments (“IFRS 8”) were issued by the IASB in December 2013. The amendments add a disclosure requirement for the aggregation of operating segments and clarify the reconciliation of the total reportable segments' assets to the entity's assets. The amendments are effective for annual periods beginning on or after July 1, 2014. The Company is evaluating the impact of this standard but does not expect the standard to have a material impact on its consolidated financial statements.

IFRS 9, Financial instruments (“IFRS 9”) was issued by the IASB on July 24, 2014 and will replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 is intended to reduce the complexity for the classification, measurement, and impairment of financial instruments. The mandatory effective date is for annual periods beginning on or after January 1, 2018. The Company is evaluating the impact of this standard on its consolidated financial statements.

Amendments to IFRS 10, Consolidated Financial Statements (“IFRS 10”), IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”), and IAS 28 Investments in Associates and Joint Ventures (“IAS 28”) were published by the IASB in December 2014. The amendments define the application of the consolidation exception for investment entities. They are effective for annual periods beginning on or after January 1, 2016. The Company is evaluating the impact of this standard but does not expect the standard to have a material impact on its consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by the IASB on May 28, 2014 and will replace IAS 18 Revenue and IAS 11 Construction Contracts and related interpretations. IFRS 15 provides a more detailed framework for the timing of revenue recognition and increased requirements for disclosure of revenue. IFRS 15 uses a control-based approach to recognize revenue which is a change from the risk and reward approach under the current standard. The mandatory effective date is for annual periods beginning on or after January 1, 2017. The Company is evaluating the impact of this standard on its consolidated financial statements.

Amendments to IAS 1, Presentation of Financial Statements (“IAS 1”) were issued by the IASB in December 2014. The amendments clarify principles for the presentation and materiality consideration for the financial statements and notes to improve understandability and comparability. The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2016. The Company is evaluating the impact of this standard on its consolidated financial statements.

Amendments to IAS 16, Property, Plant and Equipment (“IAS 16”) were issued by the IASB in May 2014. The amendments prohibit the use of a revenue-based depreciation method for property, plant and equipment as it is not reflective of the economic benefits of using the asset. They clarify that the depreciation method applied should reflect the expected pattern of consumption of the future economic benefits of the asset. The amendments to IAS 16 are effective for annual periods beginning on or after January 1, 2016. The Company does not expect the standard to have a material impact on its consolidated financial statements.

Amendments to IAS 24, Related Party Disclosures (“IAS 24”) were issued by the IASB in December 2013. It clarifies the identification and disclosure requirements for related party transactions when key management personnel services are provided by a management entity. The amendments are effective for annual periods beginning on or after July 1, 2014. The Company is evaluating the impact of this standard on its consolidated financial statements.

Amendments to IAS 38 Intangible Assets (“IAS 38”) were issued by the IASB in May 2014. The amendments prohibit the use of a revenue- based depreciation method for intangible assets. Exceptions are allowed where the asset is expressed as a measure of revenue or revenue and consumption of economic benefits for the asset are highly correlated. The amendments to IAS 38 are effective for annual periods beginning on or after January 1, 2016. The Company is evaluating the impact of this standard but does not expect the standard to have a material impact on its consolidated financial statements.

Page F-22 of F-52

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

4. SUBSIDIARIES

The following table lists subsidiaries of the Company:

Name of Subsidiary	Place of Incorporation	Proportion of Beneficial Common Share Ownership Interest	Principal Activity
Twangiza Mining SA	Democratic Republic of the Congo	100%	Mining
Namoya Mining SA	Democratic Republic of the Congo	100%	Mining
Lugushwa Mining SA	Democratic Republic of the Congo	100%	Mining
Kamituga Mining SA	Democratic Republic of the Congo	100%	Mining
Banro Congo Mining SA	Democratic Republic of the Congo	100%	Mining
Banro Hydro SARL	Democratic Republic of the Congo	100%	Inactive
Banro American Resources Inc.	United States of America	100%	Inactive
Twangiza (Barbados) Limited	Barbados	100%	Holding and Financing
Namoya (Barbados) Limited	Barbados	100%	Holding and Financing
Lugushwa (Barbados) Limited	Barbados	100%	Holding
Kamituga (Barbados) Limited	Barbados	100%	Holding
Banro Congo (Barbados) Limited	Barbados	100%	Holding
Banro Group (Barbados) Limited	Barbados	100%	Holding and Financing

5. CASH AND CASH EQUIVALENTS

	December 31,	December 31,
	2014	2013
	$	$
Cash	786	4,121
Cash equivalents	216	331
	1,002	4,452

Cash and cash equivalents of the Company include cash on hand, deposits held at financial institutions, and other short-term, highly liquid investments with original maturities of three months or less that is readily convertible to known amounts of cash.

6. TRADE AND OTHER RECEIVABLES

	December 31,	December 31,
	2014	2013
	$	$
Advances to employees	211	368
VAT receivable	6,797	8,453
Due from related parties	-	63
Other receivables	253	-
	7,261	8,884

As at December 31, 2014, there was no allowance on the value-added taxes (“VAT”) or advances to employees as all amounts are expected to be fully recovered.

Details of balances owing from and transactions with related parties are disclosed in Note 24.

Page F-23 of F-52

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

7. PREPAID EXPENSES AND DEPOSITS

	December 31,	December 31,
	2014	2013
	$	$
Supplier prepayments and deposits - Twangiza	3,066	4,652
Supplier prepayments and deposits - Namoya	1,959	1,503
Prepaid insurance and rent	1,139	2,291
	6,164	8,446

8. INVENTORIES

	December 31,	December 31,
	2014	2013
	$	$
Ore in stockpiles	709	1,094
Gold in process	723	1,051
Gold bullion	2,143	4,201
Mine operating supplies	25,318	25,590
Total current portion	28,893	31,936

Non-current ore in stockpiles[1]	3,874	-
Total non-current portion	3,874	-

Total	32,767	31,936

1 Includes low-grade material not scheduled for processing within the next twelve months.

During the year ended December 31, 2014, the Company recognized $34,441 (years ended December 31, 2013 and 2012 - $33,112 and $10,744, respectively) of parts and supplies inventory as an expense within production costs in the consolidated statement of comprehensive income/(loss).

9. LONG-TERM INVESTMENT

The Company’s investment in Delrand Resources Limited (“Delrand”), which met the definition of an associate of the Company as at December 31, 2013, is classified as an available for sale financial asset as at December 31, 2014, and is summarized as follows:

Delrand Resources Limited	December 31, 2014	December 31, 2013
Percentage of ownership interest	7.06%	28.65%
Common shares held	1,539	17,717
Total investment	$1,061	$1,267

Delrand, a publicly listed entity on the Toronto Stock Exchange and the JSE Limited in South Africa, is involved in the acquisition and exploration of mineral properties in the Congo. It has an annual reporting date of June 30. In May 2014, the Company disposed of 13,100 common shares of Delrand for proceeds of $488, retaining ownership of 4,617 shares. This disposition reduced the Company's ownership percentage of Delrand to 7.23%, resulting in the Company no longer being able to exert significant influence over Delrand. Upon the disposal of the shares, the Company derecognized the investment in associate, resulting in a loss on disposition of $40, and recognized the balance of the shares as financial assets at fair value. Delrand also carried out a 3 to 1 share consolidation, reducing the number of shares owned by the Company from 4,617 to 1,539.

Page F-24 of F-52

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

The fair value of the Company’s investment in Delrand, based on the closing price of Delrand’s shares on the Toronto Stock Exchange as at December 31, 2014, is $1,061 (December 31, 2013 - $1,499). For the year ended December 31, 2014, the Company’s share of loss in the results of Delrand was $29 (year ended December 31, 2013 –$80). For the year ended December 31, 2014, the Company's fair value gain was $380 was reflected in other comprehensive income (year ended December 31, 2013 – dilution loss of $28 reflected in net income).

The Company’s investment in Delrand is summarized as follows:

Balance at January 1, 2013	$1,459
Share of loss	(80)
Dilution loss	(28)
Repayment of advances	11
Cumulative translation adjustment	(95)
Balance at December 31, 2013	$1,267
Share of loss	(29)
Repayment of advances	(1)
Cumulative translation adjustment	(23)
Balance at May 8, 2014 prior to disposition, before the following item	$1,214
Transfer of amounts receivable to related party receivables	(5)
Balance at May 8, 2014 prior to disposition	$1,209

Proceeds of disposition	$488
Fair value of 4,617 shares retained on disposition	681
Value of investment in associate prior to disposition	(1,209)
Loss of disposition	(40)
Derecognition of cumulative translation adjustment related to investment in associate	(110)
Derecognition of contributed surplus related to investment in associate	14
Fair value gain on common shares	184
Gain on investment, net of loss on disposition	$48

Balance at May 8, 2014 upon recognition as available for sale financial asset	681
Fair value gain on common shares	380
Balance as at December 31, 2014	$1,061

Page F-25 of F-52

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

10. PROPERTY, PLANT AND EQUIPMENT

The Company’s property, plant and equipment are summarized as follows:

	Mining assets	Construction in progress	Plant and equipment	Total
	$	$	$	$
I) Cost
Balance as at January 1, 2013	54,771	8,880	266,876	330,527
Additions	-	26,413	10,307	36,720
Disposals	-	-	(587)	(587)
Balance as at December 31, 2013	54,771	35,293	276,596	366,660
Additions	-	14,249	4,421	18,670
Transfers	-	(48,010)	48,010	-
Disposals	-	-	(1,619)	(1,619)
Balance as at December 31, 2014	54,771	1,532	327,408	383,711

II) Accumulated Depreciation
Balance as at January 1, 2013	3,942	-	18,846	22,788
Depreciation for the year	-	-	23,290	23,290
Depletion for the year	8,808	-	-	8,808
Disposals	-	-	(331)	(331)
Balance as at December 31, 2013	12,750	-	41,805	54,555
Depreciation for the year	-	-	27,914	27,914
Depletion for the year	7,698	-	-	7,698
Disposals	-	-	(1,466)	(1,466)
Balance as at December 31, 2014	20,448	-	68,253	88,701

III) Carrying amounts
Balance as at December 31, 2013	42,021	35,293	234,791	312,105
Balance as at December 31, 2014	34,323	1,532	259,155	295,010

During the year ended December 31, 2014, the Company removed assets with a total cost of $1,619 and accumulated depreciation of $1,466 from its accounting records that were no longer in use and a loss on disposition of assets of $153 was reported in the consolidated statement of comprehensive income. During the year ended December 31, 2013, assets with a total cost of $587 and accumulated depreciation of $331 were removed from the accounting records and a loss of $256 was reflected in the consolidated statement of comprehensive income. The Company’s property, plant and equipment in the Congo are pledged as security.

Page F-26 of F-52

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

11. EXPLORATION AND EVALUATION ASSETS

The following table summarizes the Company’s tangible exploration and evaluation expenditures with respect to its five properties in the Congo:

	Twangiza	Namoya	Luguswha	Kamituga	Banro Congo Mining	Total
Cost	$		$	$	$	$
Balance as at January 1, 2013	22,679	10,021	44,848	15,471	2,694	95,713
Additions	5,916	5,030	5,422	5,531	108	22,007
Balance as at December 31, 2013	28,595	15,051	50,270	21,002	2,802	117,720
Additions	2,431	1,792	3,163	3,408	1,425	12,219
Balance as at December 31, 2014	31,026	16,843	53,433	24,410	4,227	129,939

There is approximately $20 of intangible exploration and evaluation expenditures as at December 31, 2014 (December 31, 2013 - $20). The intangible exploration and evaluation expenditures, representing mineral rights held by Banro Congo Mining, have not been included in the table above.

12. MINE UNDER CONSTRUCTION

Development expenditures with respect to the construction of the Company’s Namoya mine are as follows:

Namoya Mine
Cost	$
Balance as at January 1, 2013	170,225
Additions	166,978
Balance as at December 31, 2013	337,203
Additions	98,742
Pre-commercial production revenue	(21,687)
Balance as at December 31, 2014	414,258

Mines under construction are not depreciated until construction is completed. This is signified by the formal commissioning of a mine for production. Revenues realized before commencement of commercial production (“pre-commercial production revenue”) are recorded as a reduction of the respective mining asset. A capitalization rate of 9.9% was used for general borrowings.

13. TRADE AND OTHER PAYABLES

	December 31,	December 31,
	2014	2013
	$	$
Bank overdrafts	3,653	491
Accounts payable	70,358	65,197
Accrued liabilities	12,385	11,291
Due to related parties	-	635
	86,396	77,614

Page F-27 of F-52

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

Accounts payable and accrued liabilities are mainly comprised of amounts outstanding for purchases relating to exploration, development, and production activities and amounts payable for professional services. The credit term period for purchases typically ranges from 30 to 120 days.

Details of balances owing to and transactions with related parties are disclosed in Note 24.

14. DEFERRED REVENUE

In October 2014, the Company entered into a prepayment arrangement with Auramet Trading, LLC (“Auramet”) (the organization through which the Company currently sells gold produced from its mines) for $6,000 to deliver a total of 5,228 ounces of gold in equal monthly deliveries of 1,307 ounces from November 2014 to February 2015. As per the agreement, the Company delivered gold in November and December 2014 with a remaining balance of $3,000 for the delivery of 2,614 ounces.

Deferred revenue of $7,369 as at December 31, 2013, represented a prepayment arrangement for the delivery of 6,250 ounces of gold to Auramet in January 2014.

As at December 31, 2013, there was an additional $10,000 prepayment arrangement involving a total of 9,348 ounces of gold to be delivered to Auramet in equal monthly gold deliveries of 1,558 ounces each, from July 2014 to December 2014. During 2014, the Company delivered 4,833 ounces of gold as per the arrangement. In October 2014, the Company paid Auramet $4,300 in lieu of delivering 3,445 ounces of gold, resulting in the de-recognition of deferred revenue and recognition of a loss on financial instrument of $614. As at December 31, 2014, there was a balance of 1,070 ounces to be delivered in 2015, recognized in derivative liabilities (See Note 17).

In determining the appropriate recognition and presentation of the deferred revenue, the Company made judgments with regards to the arrangement with Auramet including the Company’s quantity and timing of expected future production, intent of the arrangement, and the option to settle in cash.

15. BANK LOANS

In February 2013, the Company announced the arrangement of two credit facilities. The credit facilities for $30,000 were completed with two commercial banks in the Congo, Rawbank and Ecobank, each for $15,000, and at rates of 9% and 8.5% interest, respectively. The Rawbank facility was made available to Twangiza Mining SA, while the Ecobank facility was to Namoya Mining SA. Both facilities were fully drawn.

The Ecobank facility was renegotiated in May 2014 to be repayable in four quarterly payments from May 31, 2015. The restructuring of the Ecobank agreement represents a modification of the agreement and has been reflected in the current year.

The Rawbank facility (including accrued interest) referred to above was renegotiated in October 2013 to be repayable in ten equal monthly installments starting in April 2014. The said facility was fully repaid in August 2014.

During the year ended December 31, 2014, $3,000 was received as a short-term loan from Ecobank, which was repaid in its entirety during the year.

In July 2013, an additional $3,000 credit facility was received from Rawbank. The loan bears interest of 10% and is repayable over 24 equal monthly installments starting in September 2013.

In September 2013, the Company received a $10 million credit facility from a bank in the Congo, Banque Commerciale du Congo ("BCDC"), at a rate of 8% interest. The facility was fully drawn. The BCDC loan was repayable, starting February 2014, in ten equal monthly installments of $1,000 and a final installment of $384. Subsequent to the first monthly installment, the remainder of the BCDC facility was renegotiated to be repayable in monthly installments of $500 for the remaining 16 months and final installment of $197. The interest rate was increased to 9.5% per annum. The restructuring of the BCDC agreement represents a modification of the agreement and has been reflected in the current year.

$
Balance at December 31, 2012	-
Withdrawals	53,000
Repayments	(10,500)
Balance at December 31, 2013	42,500
Withdrawals	3,000
Renegotiation Fee	106
Repayments	(24,614)
Balance at December 31, 2014	20,992

The Company has accrued interest on the credit facilities of $154 as of December 31, 2014 (December 31, 2013 - $419) under accrued liabilities in its consolidated statement of financial position. The Company has recorded interest expense of $1,070, for the year ended December 31, 2014 (December 31, 2013 - $1,253) and $2,070 was recorded in mine under construction for the year ended December 31, 2014 (December 31, 2013 - $1,688) in relation to the bank loans.

Page F-28 of F-52

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

16. EMPLOYEE RETENTION ALLOWANCE

The Company has an employee retention incentive plan under which an amount equal to one-month salary per year of service is accrued to each qualified employee up to a maximum of 10 months (or 10 years of service with the Company). To qualify for this retention allowance, an employee must complete two years of service with the Company. The full amount of retention allowance accumulated by a particular employee is paid out when the employee is no longer employed with the Company, unless there is a termination due to misconduct, in which case the retention allowance is forfeited. There is uncertainty about the timing of these outflows but with the information available and assumption that eligible employees will not be terminated due to misconduct, as at December 31, 2014, the Company had accrued a liability of $3,405 (December 31, 2013 - $2,777).

The following table summarizes information about changes to the Company’s employee retention allowance during the year ended December 31, 2014.

$
Balance as at December 31, 2012	2,170
Additions	842
Payments to employees	(235)
Balance as at December 31, 2013	2,777
Additions	899
Forfeitures	(92)
Payments to employees	(179)
Balance as at December 31, 2014	3,405

17. DERIVATIVE LIABILITIES

a) Call Options

In connection with the deferred revenue recognized in October 2014, the Company issued call options for the purchase of 1,250 ounces per month for 4 months starting in June 2015 at a price of $1,400. The call options were initially recognized at their fair value of $53 and subsequently revalued as at December 31, 2014 to $16, resulting in an unrealized fair value gain of $37.

b) Warrants to Purchase Common Shares

On August 18, 2014, warrants were issued as a part of a debt facility arranged by the Company (see Note 19). The warrants entitle the holders thereof to acquire 13.3 million common shares of the Company at a price of Cdn$0.269 per share for a period of 3 years, expiring August 18, 2017. These warrants were recognized at an initial fair value of $360. For the year ended December 31, 2014, transaction costs of $10 and a fair value gain of $274 were included in the statement of comprehensive income related to the issuance and revaluation of these warrants, respectively. As of December 31, 2014, the Company recorded a fair value derivative liability of $86 (December 31, 2013 - $nil).

c) Gold Prepayment Arrangement

In December 2014, the Company renegotiated the delivery of the 1,070 ounces to 535 ounces each in January and February 2015 for a remaining balance of $1,291 that was moved to derivative liabilities (see Note 14).

18. PROVISION FOR CLOSURE AND RECLAMATION

The Company recognizes a provision related to its constructive and legal obligations in the Congo to restore its properties. The cost of this obligation is determined based on the expected future level of activity and costs related to decommissioning the mines and restoring the properties. The provision for the Twangiza mine is calculated at the net present value of the estimated future undiscounted liability using an interest rate of 9.57%, a mine life of 10 years, and estimated future undiscounted liability of $9,060 (December 31, 2013 - $9,404). The provision for the Namoya mine is calculated at the net present value of the future estimated undiscounted liability using an interest rate of 9.57%, a mine life of 10 years, and estimated future undiscounted liability of $10,281(December 31, 2013 - $10,204). For the year ended December 31, 2014, the Company recorded an accretion expense of $620 (year ended December 31, 2013 - $129) in the consolidated statement of comprehensive income. As at December 31, 2014, the Company recorded a provision for mine rehabilitation of $7,755 (December 31, 2013 - $4,218).

Page F-29 of F-52

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

	Twangiza Mine	Namoya Mine	Total
	$	$	$
Balance at December 31, 2011	767	-	767
Additions	10	-	10
Balance at December 31, 2012	777	-	777
Unwinding of the discount rate	129	-	129
Additions	1,117	2,195	3,312
Balance at December 31, 2013	2,023	2,195	4,218
Change in discount rate	1,371	1,557	2,928
Unwinding of the discount rate	293	327	620
Addition/(decrease) in obligation	(54)	43	(11)
Balance at December 31, 2014	3,633	4,122	7,755

19. LONG-TERM DEBT

On August 18, 2014, the Company closed a liquidity backstop facility (the “Facility”) for gross aggregate proceeds of up to $35,000. The Facility provides for the issuance by the Company of two classes of notes, defined as Priority Lien Notes and Parity Lien Notes, as well as common share purchase warrants of the Company (see Note 17b). The notes will mature on July 31, 2016, but may be prepaid at any time in whole or in part without penalty. The notes bear initial interest rates of 10% and 15% for the Priority Lien Notes and Parity Lien Notes, respectively, accruing and payable monthly in arrears, with semi-annual step up provisions in interest to as high as 20% and 25% for the Priority Lien Notes and Parity Lien Notes, respectively, seven months before expiry. Any interest payable on or before July 31, 2015 may be capitalized monthly by the Company by adding the accrued interest to the outstanding principal of the notes. The interest rate applicable to any such capitalized interest will be 2% higher.

On August 18, 2014, the Company drew down under the Facility a total of $27,700 ($19,700 in Priority Lien Notes and $8,000 in Parity Lien Notes). On August 29, 2014, the Company drew down under the Facility an additional $3,000 (evidenced by Priority Lien Notes). The monthly interest payable on the notes from August 31 to December 31 was capitalized. On October 17, 2014, the Company drew down the remaining balance of $4,300 in Priority Lien Notes. On December 9, 2014, the Company renegotiated the aggregate proceeds limit to $37,000 and drew down an additional $2,000 in Parity Lien Notes.

The Company recognized the long-term debt portion of the securities issued under the Facility, at a fair value of $36,640 less transaction costs of $1,143, in its consolidated statement of financial position. As a portion of the proceeds from the Facility is attributable to the construction of the Namoya mine, the Company will capitalize 100% of borrowing costs for the $2,000 in Parity Lien Notes and the related portion of all other borrowing costs calculated using a rate of 21.91% . As at December 31, 2014, the fair value of the long-term debt approximates its carrying value. For the year ended December 31, 2014, the Company capitalized borrowing costs of $542 (December 31, 2013 and 2012 – $nil) to Mine under Construction and recognized $1,827 (December 31, 2013 and 2012 - $nil) of borrowing costs under finance expense in its consolidated statement of comprehensive income. As of December 31, 2014, the Company included capitalized interest on the outstanding principal of $2,369 (December 31, 2013 - $nil) under long-term debt in its consolidated statement of financial position as the capitalized interest will remain outstanding until the date of extinguishment, in whole or part.

On March 2, 2012, the Company closed a debt offering for gross proceeds of $175,000 (the ‘‘Offering’’). A total of 175,000 units (the ‘‘Units’’) of the Company were issued. Each Unit consisted of $1 principal amount of notes (“the Notes”) and 48 common share purchase warrants (“the Warrants”) of the Company. The Notes will mature March 1, 2017 and bear interest at a rate of 10%, accruing and payable semi-annually in arrears on March 1 and September 1 of each year. Each Warrant entitles the holder thereof to acquire one common share of the Company at a price of $6.65 for a period of five years, expiring March 1, 2017.

Page F-30 of F-52

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

The Company recognized the long-term debt portion of the Units, at its fair value of $160,959 less transaction costs of $9,197, in its consolidated statement of financial position. The residual value of $14,041 less $789 in transaction costs has been attributed to the Warrants. As a portion of the proceeds from the Offering is attributable to the construction of the Namoya mine, the Company will capitalize the related portion, 88%, of all borrowing costs. As at December 31, 2014, the fair value of the long-term debt is $113,750 (December 31, 2013 - $120,646) which is valued using a market approach and applying an indicated yield of 34.01% . For the year ended December 31, 2014, the Company capitalized borrowing costs of $19,277 (December 31, 2013 and 2012 – $18,801 and $15,363, respectively) to Mine under Construction and recognized $2,677 (December 31, 2013 and 2012 - $2,612 and $2,135, respectively) of borrowing costs under finance expense in its consolidated statement of comprehensive income/(loss). As of December 31, 2014, the Company included accrued interest on the long-term debt of $5,833 (December 31, 2013 - $5,833) under accrued liabilities in its consolidated statement of financial position.

The Company has complied with its long-term debt covenants as at December 31, 2014.

	Offering	Facility	Total
	$	$	$
Gross proceeds received March 2, 2012	175,000	-	175,000
Transaction costs	(9,197)	-	(9,197)
Value of warrants	(14,041)	-	(14,041)
Fair value at issuance	151,762	-	151,762

Accretion	2,923	-	2,923
Balance at December 31, 2012	154,685	-	154,685
Accretion	3,914	-	3,914
Balance at December 31, 2013	158,599	-	158,599

Debt issued	-	35,497	35,497
Accretion and capitalized interest	4,456	2,369	6,825
Balance at December 31, 2014	163,055	37,866	200,921

The table below details the timing of payments for principal and interest on the long-term debt:

	Payments due by period
		Less than	One to three	Three to	After four
	Total	one year	years	four years	years
	$	$	$	$	$
Offering debt	175,000	-	175,000	-	-
Offering debt interest	43,750	17,500	26,250	-	-
Facility debt	37,000	-	37,000	-	-
Facility debt interest	13,848	2,964	10,884	-	-

20. PREFERENCE SHARES

a) Authorized

The Company may issue preference shares at any time and from time to time in one or more series with designations, rights, privileges, restrictions and conditions fixed by the board of directors. The preference shares of each series shall be ranked on a parity with the preference shares of every other series and are entitled to priority over the common shares and any other shares of the Company ranking junior to the preference shares, with respect to priority in payment of dividends and the return of capital and the distribution of assets of the Company in the event of liquidation, dissolution or winding up of the Company.

Page F-31 of F-52

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

b) Issued

On April 25, 2013 (the “Closing Date”), the Company issued 116,000 series A preference shares of the Company at a price of $25 per series A preference share (“Series A Shares”) and 1,200,000 preferred shares of a subsidiary (“Subco”) of the Company (the “Subco Shares”) combined with 1,200,000 associated series B preference shares (“Series B Shares”) of the Company at a price of $25 per combined Subco Share and Series B Share, for gross aggregate proceeds of $32,900. Collectively, the Series A Shares and Subco Shares are referred to as the “Preference Shares”.

Quarterly preferential cumulative cash dividends will accrue and, if, as and when declared by the applicable board of directors are payable on the last day of each of March, June, September and December in each year from the date of issuance. The amount of dividends that will accrue on the Preference Shares on any dividend payment date shall be an amount per share equal to the product obtained by multiplying (i) the Dividend Liquidation Preference (as defined below) on such dividend payment date by (ii) the quotient obtained by dividing (A) the Production Schedule Yield (as defined below) on such dividend payment date by (B) four.

The “Dividend Liquidation Preference” of a Preference Share on any dividend payment date means an amount equal to (i) the simple average of the afternoon London Gold Fix price per troy ounce for each trading day during the three month period ending on the immediately preceding dividend payment date multiplied by (ii) 0.017501.

The “Production Schedule Yield” means for any dividend payment date the percentage rate appearing under the heading “Annual Dividend Yield” in the table below corresponding to the Monthly Production Level for such dividend payment date (where Monthly Production Level for any dividend payment date refers to the average monthly production level during the three-month period ending on the immediately preceding dividend payment date).

Monthly Production	Annual Dividend
Level (ounces)	Yield (%)
< 8,001	10.00
8,001 - 9,000	10.50
9,001 - 10,000	11.00
10,001 - 11,000	11.50
11,001 - 12,000	12.00
12,001 - 13,000	12.50
13,001 - 14,000	13.00
14,001 - 15,000	13.50
15,001 - 16,000	14.00
16,001 - 17,000	14.50
> 17,000	15.00

The Preference Shares are not redeemable at the option of the Company or Subco, as applicable, until the later of (i) the first date on which the Company and its subsidiaries have achieved total cumulative gold production of 800,000 ounces from and including the Closing Date and (ii) the date that is five years from the Closing Date.

Commencing on the first day after the date that is five years from the Closing Date, for so long as the Company and its subsidiaries have achieved total cumulative gold production that is less than 800,000 ounces from the Closing Date, each holder of the Preference Shares will have the option at any time to require the Company or Subco, as applicable, to redeem all or a part of its Preference Shares.

Commencing on the tenth anniversary of the Closing Date, each holder of a Preference Share will have the option at any time to require the Company or Subco, as applicable, to redeem the Preference Shares legally available for such purpose.

Page F-32 of F-52

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

The Series B Shares were issued for a nominal price and are held by the sole holder of all of the Subco Shares. The terms of the Series B Shares provide that, in the event that two quarterly dividend payments (whether or not consecutive) on the Subco Shares or the Series A Shares shall have accrued and been unpaid, the holders of the Series B Shares will be entitled to notice of, and to attend, at each annual and special meeting of shareholders or action by written consent at which directors of the Company will be elected and will be entitled to a separate class vote, together with the holders of the Series A Shares and the holders of any other series of shares of the Company ranking on a parity with such Series B Shares or Series A Shares either as to dividends or the distribution of assets upon liquidation, dissolution or winding up and upon which like voting rights have been conferred and are exercisable to elect two members to the board of directors of the Company (each a "Preferred Holder Director") until dividends on the Subco Shares or Series A Shares have been paid in full or declared and set apart in trust for payment (whereupon such right shall cease unless and until another quarterly dividend payment on the Subco Shares or Series A Shares shall have accrued and been unpaid).

The Company has classified the Preference Shares as financial instruments measured at fair value through profit or loss for reporting purposes given that the shares contain an embedded derivative since they may possibly be redeemed at the option of the holder at a future date at a value based on future circumstances. The Preference Shares are revalued at each reporting date, with a gain or loss reported in the Company’s consolidated statement of comprehensive income. On issuance, the Company recognized the Preference Shares at their fair value of $32,900 in its consolidated statement of financial position. As at December 31, 2014, the Company has recognized the Preference Shares at their fair value of $32,626 (December 31, 2013 - $27,972). For the year ended December 31, 2014, a loss of $3,064 was recorded in the statement of comprehensive income for the change in fair value of the derivative financial liability (December 31, 2013 – gain of $4,928). The fair value of the Preference Shares was obtained by using a market approach. On September 30, 2014 and December 31, 2014, the Company and Subco elected not to declare a dividend on the Preference Shares. As at December 31, 2014, accrued dividends of $1,590 was included in the Preference Shares balance. For the year ended December 31, 2014, $774 of dividends was capitalized to mine under construction (year ended December 31, 2013 - $nil).

In February 2014, the Company completed a $40,000 financing through a non-brokered private placement (the "Private Placement") involving the issuance of preferred shares (collectively, the “Private Placement Preferred Shares”) of two of the Company's subsidiaries (Namoya (Barbados) Limited and Twangiza (Barbados) Limited). The Private Placement Preferred Shares pay an 8% cumulative preferential cash dividend, payable quarterly, and mature on June 1, 2017. At the option of the holders and at any time before the maturity date, the holders will be entitled to exchange their Private Placement Preferred Shares into 63 million common shares of the Company at a strike price of $0.5673 per common share. A portion of the proceeds from the Private Placement were used towards the completion of the Namoya Mine; therefore, a portion of the dividends accrued and paid were capitalized to mine under construction. The first four dividend payments on the Private Placement Preferred Shares may be deferred by the Company and accumulated at an annual rate of 10%. The dividend payments due on September 2, 2014 and December 1, 2014 were deferred.

The Company has elected to classify the Private Placement Preferred Shares as financial instruments measured at fair value through profit or loss for reporting purposes given that the shares comprise multiple embedded derivatives. The Private Placement Preferred Shares are revalued at each reporting date, with a gain or loss reported in the Company’s consolidated statement of comprehensive income. On issuance, the Company recognized the Private Placement Preferred Shares at their fair value of $40,000 in its consolidated statement of financial position. As at December 31, 2014, the Company has recognized the Private Placement Preferred Shares at their fair value of $38,490 (December 31, 2013 - $nil). For the year ended December 31, 2014, a gain of $4,101 was included in the consolidated statement of comprehensive income for the change in fair value of the derivative financial liability. The fair value of the Private Placement Preferred Shares was obtained by using a market approach. As at December 31, 2014, capitalized dividends of $2,591 were included in the Private Placement Preferred Shares balance of $38,490. For the year ended December 31, 2014, dividends of $1,110 were capitalized to mine under construction.

Issued and outstanding preference shares are as follows (number of shares in thousands):

Page F-33 of F-52

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

	Number of
	Shares	Fair Value
	(in thousands)	$
Series A Preference Shares
Issued on April 25, 2013	116	2,900
Change in fair value during the year	-	(434)
Balance as at December 31, 2013	116	2,466
Accrued cumulative dividends		140
Change in fair value during the year		271
Balance as at December 31, 2014	116	2,877

Subco Shares*
Issued on April 25, 2013	1,200	30,000
Change in fair value during the year	-	(4,494)
Balance as at December 31, 2013	1,200	25,506
Accrued cumulative dividends		1,450
Change in fair value during the year		2,793
Balance as at December 31, 2014	1,200	29,749

Namoya Barbados Private Placement Preferred Shares
Issued on February 28, 2014	20	20,000
Issued as dividends-in-kind	1	-
Change in fair value during the year		(755)
Balance as at December 31, 2014	21	19,245

Twangiza Barbados Private Placement Preferred Shares
Issued on February 28, 2014	20	20,000
Issued as dividends-in-kind	1	-
Change in fair value during the year		(755)
Balance as at December 31, 2014	21	19,245

Total Balance as at December 31, 2013		27,972
Total Balance as at December 31, 2014		71,116

*There are another 1,200 series B preference shares of the Company associated with the Subco Shares.

21. SHARE CAPITAL

a) Authorized

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series, with no par value. All share, option and warrant amounts are presented in thousands.

The holders of common shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each common share held at all meetings of shareholders of the Company, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series. Subject to the prior rights of the holders of the preference shares or any other share ranking senior to the common shares, the holders of the common shares are entitled to (a) receive any dividend as and when declared by the board of directors, out of the assets of the Company properly applicable to payment of dividends, in such amount and in such form as the board of directors may from time to time determine, and (b) receive the remaining property of the Company in the event of any liquidation, dissolution or winding up of the Company.

Page F-34 of F-52

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

The Company may issue preference shares at any time and from time to time in one or more series with designation, rights, privileges, restrictions and conditions fixed by the board of directors. The preference shares of each series are ranked on parity with the preference shares of every series and are entitled to priority over the common shares and any other shares of the Company ranking junior to the preference shares, with respect to priority in payment of dividends and the return of capital and the distribution of assets of the Company in the event of liquidation, dissolution or winding up of the Company.

As of December 31, 2014, the Company had 252,101 common shares issued and outstanding (December 31, 2013 – 252,101).

	Number of shares
	(in thousands)	Amount
Balance as at Jan 1, 2013	201,882	$456,738
Shares issued for:
Cash	50,219	61,877
Balance as at December 31, 2013	252,101	$518,615

Balance as at December 31, 2014	252,101	$518,615

b) Share purchase warrants (in thousands)

As part of the Offering disclosed in Note 19, the Company issued to the investors 8,400 Warrants, each of which is exercisable to acquire one common share of the Company at a price of $6.65 until March 1, 2017. As of December 31, 2014, the Company had 8,400 Warrants outstanding (December 31, 2013 – 8,400).

In April 2013, the Company issued 735 broker warrants each of which is exercisable to acquire one common share of the Company at a price of Cdn$3.25 until February 24, 2015. As of December 31, 2014, all of these warrants were outstanding (December 31, 2013 – 735).

On August 18, 2014, warrants were issued as a part of a debt facility arranged by the Company (see Note 19). The warrants entitle the holders thereof to acquire 13.3 million common shares of the Company at a price of Cdn$0.269 per share for a period of 3 years, expiring August 18, 2017.

c) Income/(loss) per share

Income per share was calculated on the basis of the weighted average number of common shares outstanding for the year ended December 31, 2014, amounting to 252,101 (December 31, 2013 and 2012 – 236,278 and 200,607, respectively) common shares. Diluted income per share was calculated using the treasury stock method. The diluted weighted average number of common shares outstanding for the year ended December 31, 2014 is 252,101 common shares (December 31, 2013 and 2012 – 236,278 and 200,607, respectively).

22. SHARE-BASED PAYMENTS

a) Stock option plan

The Company has an incentive Stock Option Plan under which non-transferable options to purchase common shares of the Company may be granted to directors, officers, employees or service providers of the Company or any of its subsidiaries. No amounts are paid or payable by the recipient on receipt of the option, and the exercise of the options granted is not dependent on any performance-based criteria. In accordance with these programs, options are exercisable at a price not less than the closing market price of the shares on the day prior to the grant date.

Page F-35 of F-52

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

Under this Stock Option Plan, 75% of options granted to each optionee vest on the 12 month anniversary of their grant date and the remaining 25% of the options vest on the 18 month anniversary of their grant date. Options granted typically have a contractual life of five years from the date of grant.

The following tables summarize information about stock options (option numbers in thousands):

For the year ended December 31, 2014:

Exercise Price Range (Cdn$)	Opening Balance	During the Period				Closing Balance	Weighted average remaining contractual life (years)	Vested & Exercisable	Unvested
		Granted	Exercised	Forfeiture	Expired
0.80 - 1.00	2,830	3,525	-	(665)	-	5,690	4.15	1,815	3,875
1.01 - 2.35	3,822	0	-	(21)	(1,865)	1,936	0.59	1,935	-
2.36 - 4.75	8,984	-	-	(1,013)	(50)	7,921	2.07	7,921	-
	15,636	3,525	-	(1,699)	(1,915)	15,547	2.65	11,672	3,875
Weighted Average Exercise Price (Cdn$)	3.26	0.80		3.00	2.18	2.87		3.54	0.83

For the year ended December 31, 2013:

Exercise Price Range (Cdn$)	Opening Balance	During the Period				Closing Balance	Weighted average remaining contractual life (years)	Vested & Exercisable	Unvested
		Granted	Exercised	Forfeiture	Expired
1.00 - 2.35	4,003	2,860	-	(212)	-	6,651	2.59	3,822	2,829
2.40 - 4.75	10,616	-	-	(1,571)	(60)	8,985	3.09	8,491	494
	14,619	2,860	-	(1,783)	(60)	15,636	2.88	12,313	3,323
Weighted Average Exercise Price (Cdn$)	3.79	1.00	-	3.99	3.10	3.26	-	3.74	1.49

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price based on the historic share price movement, the term of the stock option, the expected life based on past experience, the share price at grant date, expected price volatility of the underlying share based on the historical weekly share price, the expected dividend yield and the risk free interest rate as per the Bank of Canada for the term of the stock option.

There were 3,525 stock options granted during the year ended December 31, 2014. The assessed fair value, using the Black-Scholes option pricing model, of stock options granted during the year ended December 31, 2014 was a weighted average Cdn$0.16 per stock option.

The model inputs for stock options granted during the years ended December 31, 2014, 2013 and 2012 included:

Page F-36 of F-52

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

Period ended	December 31, 2014	December 31, 2013	December 31, 2012
Risk free interest rate	1.05% - 1.10%	1.21%	0.98% - 1.91%
Expected life	3 years	3 years	3 years
Annualized volatility	75.99 - 76.27%	70.78% - 72.25%	58.77% - 73.46%
Dividend yield	0.00%	0.00%	0.00%
Forfeiture rate	2.00%	2.00%	2.00%
Grant date fair value	$0.16 - $0.27	$0.24 - $0.44	$1.24 - $2.32

During the year ended December 31, 2014, the Company recognized in the consolidated statement of comprehensive income an expense of $576 (year ended December 31, 2013 and 2012 – $2,642 and $7,929, respectively) representing the fair value at the date of grant of stock options previously granted to employees, directors and officers under the Company’s Stock Option Plan. In addition, an amount of $171 for the year ended December 31, 2014, respectively, (year ended December 31, 2013 and 2012 – $1,564 and $7,351, respectively) related to stock options issued to employees of the Company’s subsidiaries in the Congo was capitalized to the exploration and evaluation asset and to mine under construction.

These amounts were credited accordingly to contributed surplus in the consolidated statements of financial position.

b) Share Appreciation Rights Plan

In June 2013, the Company established an incentive Share Appreciation Rights (“SARs”) Plan under which non-transferable cash-settled SARs may be granted to directors, officers, or employees of the Company or any of its subsidiaries. No amounts are paid or payable by the recipient on receipt of the SAR, and the exercise of the SARs granted is not dependent on any performance-based criteria.

Under this SARs Plan, all of the SARs granted to date vest on the 12 month anniversary of their grant date. SARs granted to date have a contractual life of two years from the date of grant.

The following tables summarize information about SARs (number of SARS in thousands)-:

							Weighted
		During the Year					average
							remaining
	Opening					Closing	contractual	Vested &
Exercise Price (Cdn$)	Balance	Granted	Exercised	Forfeiture	Expired	Balance	life (years)	Exercisable	Unvested

$2.30	-	500	-	-	-	500	0.95	500	-
	-	500	-	-	-	500	0.95	500	-
Weighted Average Exercise Price (Cdn$)	-	2.30	-	-	-	2.30	-	2.30	-

The model inputs and grant date fair value for SARs outstanding as at December 31, 2014 included:

Risk free interest rate	1.09%
Expected life	1 year
Annualized volatility	69.61%
Dividend yield	0.00%
Forfeiture rate	2.00%
Grant date fair value	0.1880

The fair value at grant date and at each reporting date is determined using a Black-Scholes option pricing model. The expected price volatility is based on the historic volatility (based on the remaining life of the SARs), adjusted for any expected changes to future volatility due to publicly available information.

During the year ended December 31, 2014, the Company recognized in the consolidated statement of comprehensive income a change in fair value of $24, (year ended December 31, 2013 - $24) representing the fair value at the date of grant of SARs, less changes in fair value, previously granted under the Company’s SARs Plan.

Page F-37 of F-52

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

23. COMMITMENTS AND CONTINGENCIES

The Company has entered into a number of leases for buildings with renewal terms whereby the lease agreements can be extended based on market prices at the time of renewal. There are no restrictions placed upon the lessee by entering into these leases.

The Company's future minimum operating lease commitments for office premises as at December 31, 2014 are as follows:

2015	509
2016	180
$689

The Company is committed to the payment of surface fees and taxes on its 14 exploration permits. The surface fees and taxes are required to be paid annually under the Congo Mining Code in order to keep exploration permits in good standing.

In addition to the above matters, the Company and its subsidiaries are also subject to routine legal proceedings and tax audits. The Company does not believe that the outcome of any of these matters, individually or in aggregate, would have a material effect on its consolidated income, cash flow or financial position.

24. RELATED PARTY TRANSACTIONS

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation, and are not disclosed in this note.

a) Key Management Remuneration

The Company’s related parties include key management. Key management includes directors (executive and non-executive), the Chief Executive Officer (“CEO”), the Chief Financial Officer, and the Vice Presidents reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the years ended December 31, 2014, 2013 and 2012 was as follows:

	Years Ended
	December 31,	December 31,	December 31,
	2014	2013	2012
	$	$	$
Short-term employee benefits	3,589	4,438	15,305
Other benefits	73	76	108
Employee retention allowance	220	204	242
Settlement	-	2,498	-
	3,882	7,216	15,655

As of December 31, 2014, the Company had an outstanding balance of $1,808 owed as a part of the 2013 settlement with the former CEO. It is payable in monthly installments expiring in the second quarter of 2016.

During the year ended December 31, 2014, directors fees of $378 (year ended December 31, 2013 and 2012 - $273 and $271, respectively) were incurred for non-executive directors of the Company. As of December 31, 2014, $86 was included in accrued liabilities as a payable to seven directors (December 31, 2013 - $nil).

b) Other Related Parties

Page F-38 of F-52

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

	December 31,	December 31,
	2014	2013
	$	$
Due from related parties	-	63
Due to related parties	-	635

During the year ended December 31, 2013, legal fees of $1,376 (year ended December 31, 2012 - $812), incurred in connection with the Company’s financings as well as general corporate matters, were paid to a law firm of which one partner, Richard Lachcik, was a director of the Company and another law firm of which one partner, Lambert Djunga, is a director of a subsidiary of the Company. As at December 31, 2013, the balance of $575 owing to both legal firm was included in due to related parties in the consolidated statements of financial position.

During the year ended December 31, 2013, the Company incurred common expenses of $197 (year ended December 31, 2012 - $385) in the Congo together with Loncor Resources Inc. (“Loncor”), a corporation with common directors. As at December 31, 2013, an amount of $60 owing to Loncor was included in due to related parties in the consolidated statements of financial position.

During the year ended December 31, 2013, the Company incurred common expenses of $129 (year ended December 31, 2012 - $395) with Gentor Resources Inc. (“Gentor”), a corporation with common directors. As at December 31, 2013, an amount of $63 owing from Gentor was included in due from related parties in the consolidated statements of financial position.

During the year ended December 31, 2014, there was no repayment to Delrand Resources Limited (“Delrand”) with respect to the Company’s share of prior period common expenses in the Congo (year ended December 31, 2013 - $11). As at December 31, 2014, an amount of $4 (December 31, 2013 - $5) was due from Delrand. Amounts due from Delrand as at December 31, 2013 were included in Long-term investment. Delrand ceased to be a related party during 2014.

These transactions are in the normal course of operations and are measured at the exchange amount.

25. SEGMENTED REPORTING

The Company has three reportable segments: mining operations, mineral exploration, and the development of precious metal projects in the Congo. The operations of the Company are located in two geographic locations: Canada and the Congo. The Company’s corporate head office is located in Canada and is not an operating segment. All of the Company’s operating revenues are earned from production in the Congo and its mining and exploration and development projects are located in the Congo. All of the Company’s revenues from the sale of gold bullion in the Congo are to a single customer.

Page F-39 of F-52

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

For the year ended December 31, 2014	Mining
	Operations	Exploration	Development	Corporate	Total
	$	$	$	$	$
Operating revenue	125,436				125,436
Total mine operating expenses	(96,045)				(96,045)
Gross earnings from operations	29,391	-	-	-	29,391

General and administrative	(4,104)			(7,214)	(11,318)
Share-based payments	9	-	-	(561)	(552)
Other charges and provisions	(337)	-	-	(804)	(1,141)
Net income/(loss) from operations	24,959	-	-	(8,579)	16,380

Finance expenses	(4,423)	-	(327)	(10,873)	(15,623)
Foreign exchange loss	(373)	-	-	(69)	(442)
Interest income	-	-	-	5	5
Net income/(loss)	20,163	-	(327)	(19,516)	320

Gross capital expenditures	14,025	12,415	100,085	189	126,714

For the year ended December 31, 2013	Mining
	Operations	Exploration	Development	Corporate	Total
	$	$	$	$	$
Operating revenue	111,808	-	-	-	111,808
Total mine operating expenses	(92,857)	-	-	-	(92,857)
Gross earnings from operations	18,951	-	-	-	18,951

General and administrative	(85)	-	-	(5,638)	(5,723)
Share-based payments	(1,135)	-	-	(1,507)	(2,642)
Other charges and provisions	(13)	-	-	1,219	1,206
Net income/(loss) from operations	17,718	-	-	(5,926)	11,792

Finance expenses	(2,710)	-	-	(7,386)	(10,096)
Foreign exchange loss	-	-	-	(192)	(192)
Interest income	-	-	-	126	126
Net income/(loss)	15,008	-	-	(13,378)	1,630

Gross capital expenditures	26,413	22,007	166,978	23	215,421

Page F-40 of F-52

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

For the year ended December 31, 2012	Mining
	Operations	Exploration	Development	Corporate	Total
	$	$	$	$	$
Operating revenue	42,631	-	-	-	42,631
Total mine operating expenses	(30,547)	-	-	-	(30,547)
Gross earnings from operations	12,084	-	-	-	12,084

General and administrative	(25)	-	-	(6,182)	(6,207)
Share-based payments	(1,195)	-	-	(6,734)	(7,929)
Other charges and provisions	(287)			(81)	(368)
Net income/(loss) from operations	10,577	-	-	(12,997)	(2,420)

Finance expenses	(116)	-	-	(2,200)	(2,316)
Foreign exchange loss	-	-	-	(143)	(143)
Interest income	-	-	-	318	318
Net income/(loss)	10,461	-	-	(15,022)	(4,561)

Gross capital expenditures	81,412	34,192	118,304	130	234,038

Certain items from the Company’s statements of financial position are as follows:

December 31, 2014	Mining
	Operations	Exploration	Development	Corporate	Total
	$	$	$	$	$
Total non-current assets	281,278	130,464	431,167	1,253	844,162
Total assets	315,599	131,313	438,241	2,329	887,482
Provision for closure and reclamation	(3,633)	-	(4,122)	-	(7,755)
Long-term debt	-	-	-	(200,921)	(200,921)
Long-term portion of bank loans	-	-	(3,869)	-	(3,869)

December 31, 2013	Mining
	Operations	Exploration	Development	Corporate	Total
	$	$	$	$	$
Total non-current assets	288,886	119,546	358,525	1,358	768,315
Total assets	330,688	121,133	367,720	2,492	822,033
Provision for closure and reclamation	(2,023)	-	(2,195)	-	(4,218)
Long-term debt	-	-	-	(158,599)	(158,599)
Long-term portion of bank loans	-	-	(13,250)	-	(13,250)

Page F-41 of F-52

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

Geographic segmentation of non-current assets is as follows:

December 31, 2014	Property, Plant and Equipment	Mine Under Construction	Exploration and Evaluation	Long-term Investment	Inventory	Total
	$	$	$	$	$	$
Congo	294,818	414,258	129,959	-	3,874	842,909
Canada	192	-	-	1,061	-	1,253
	295,010	414,258	129,959	1,061	3,874	844,162

December 31, 2013	Property, Plant and Equipment	Mine Under Construction	Exploration and Evaluation	Long-term Investment	Inventory	Total
Congo	312,014	337,203	117,740	-	-	766,957
Canada	91	-	-	1,267	-	1,358
	312,105	337,203	117,740	1,267	-	768,315

26. PRODUCTION COSTS

Production costs for the Company’s Twangiza Mine for the year ended December 31, 2014 and 2013 are as follows:

		Years ended
	December 31,	December 31,	December 31,
	2014	2013	2012
	$	$	$
Raw materials and consumables	(34,441)	(33,112)	(10,774)
Salaries	(15,441)	(14,669)	(4,516)
Contractors	(9,780)	(12,276)	(3,398)
Other overhead	(10,589)	(9,003)	(4,269)
Inventory adjustments	1,103	1,755	467
	(69,148)	(67,305)	(22,490)

1 Production costs for 2012 represent the four months of production subsequent to the declaration of commercial production effective September 1, 2012.

27. GENERAL AND ADMINISTRATIVE EXPENSES

		Years ended
	December 31,	December 31,	December 31,
	2014	2013	2012
	$	$	$
Salaries and employee benefits	(3,102)	(2,582)	(2,491)
Consulting, management, and professional fees	(2,106)	(1,193)	(1,043)
Office and sundry	(1,394)	(982)	(1,082)
DRC corporate office	(3,755)	-	-
Depreciation	(89)	(51)	(44)
Other	(872)	(915)	(1,547)
	(11,318)	(5,723)	(6,207)

Page F-42 of F-52

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

28. FINANCE EXPENSES

		Years ended
	Note	December 31, 2014	December 31, 2013	December 31, 2012
		$	$	$
Dividends on preferred shares	20	(4,584)	(2,277)	-
Transaction costs	19, 20	(1,565)	(2,360)	-
Interest and bank charges		(8,854)	(5,330)	(2,306)
Accretion	18	(620)	(129)	(10)
		(15,623)	(10,096)	(2,316)

29. OTHER CHARGES AND PROVISIONS,NET

	Years ended
	December 31,	December 31,	December 31,
	2014	2013	2012
	$	$	$
Legal and shareholder services[1]	(671)	-	-
Settlement	-	(3,600)	-
(Loss)/gain on change in fair value of financial instruments	(336)	4,928	-
(Loss) on disposal of property, plant and equipment	(153)	(14)	(287)
Share of loss from investment in associate	(29)	(80)	(130)
Dilution gain/(loss) from investment in associate	-	(28)	49
Gain on investment, net of loss on disposition	48	-	-
	(1,141)	1,206	(368)

1 Legal and shareholder services incurred in the year ended December 31, 2014 resulted from dissident shareholder nominations for the election of directors, which nominations were subsequently withdrawn.

30. PUT OPTIONS

In March 2014, the Company purchased 54,000 European put options (“the Put Options”) with a strike price of $1,200 per ounce of gold with six monthly expiries starting from March 31, 2014 through to August 31, 2014. The Company classified the Put Options as financial assets at fair value through profit or loss for reporting purposes given that the Put Options are a derivative financial instrument as their value corresponds to the price of gold. On issuance, the Company recognized the Put Options at their fair value of $701 in its consolidated statement of financial position. For the year ended December 31, 2014, a loss of $701, was included in the consolidated statement of comprehensive income for the change in fair value of financial instruments. The fair value of the Put Options was obtained by using a quoted market price. All of the Put Options expired unexercised during the year ended December 31, 2014.

31. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

a)	Fair value of financial assets and liabilities

The consolidated statements of financial position carrying amounts for cash and cash equivalents, trade and other receivables, bank loans, and trade and other payables approximate fair value due to their short-term nature.

Page F-43 of F-52

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

Fair value hierarchy

The following provides a description of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair values of financial assets and liabilities carried at amortized cost (excluding the Offering) are approximated by their carrying values.

The following table provides information about financial assets and liabilities measured at fair value in the statement of financial position and categorized by level according to the significance of the inputs used in making the measurements:

		December 31, 2014
	Quoted prices in active	Significant other	Significant other
	markets for identical	observable inputs	unobservable inputs
	assets (Level 1)	(Level 2)	(Level 3)

Financial assets
Long-term investment	1,061	-	-

Financial liabilities
Derivative instruments - mark-to-market	-	1,393	-
Preference Shares	-	32,626	-
Private Placement Preferred Shares	-	38,490	-

		December 31, 2013
	Quoted prices in active	Significant other	Significant other
	markets for identical	observable inputs	unobservable inputs
	assets (Level 1)	(Level 2)	(Level 3)

Financial assets
Long-term investment	1,267	-	-

Financial liabilities
Preference Shares	-	27,972	-

b)	Risk Management Policies

The Company is sensitive to changes in commodity prices and foreign-exchange. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. Although the Company has the ability to address its price-related exposures through the use of options, futures and forward contracts, it currently does not typically enter into such arrangements.

Page F-44 of F-52

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

c)	Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars, Congolese francs, South African rand, British pounds, Australian dollars and European Euros. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of comprehensive income. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency exchange risk on net working capital as at December 31, 2014. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against foreign currencies as identified which would have increased (decreased) the Company’s net income by the amounts shown in the table below. A 10 percent weakening of the US dollar against the same foreign currencies would have had the equal but opposite effect as at December 31, 2014.

	Canadian	South African	Congolese		British	Australian	European
	Dollar	Rand	Franc		Pound	Dollar	Euro
	CDN$	ZAR	CDF	£		AUD	EUR
Cash and cash equivalents	18	-	163,151		-	-	-
Short-term investments	271	-	-		-	-	-
Prepaid expenses	260	-	-		-	-	-
Accounts payable	(7,573)	(81,911)	(2,551,296)		(405)	(184)	(517)
Retention allowance	(909)	-	-		-	-	-
Total foreign currency financial assets and liabilities	(7,933)	(81,911)	(2,388,145)		(405)	(184)	(517)
Foreign exchange rate at December 31, 2014	0.8620	0.0861	0.0011		1.5532	0.8156	1.2155
Total foreign currency financial assets and liabilities in US $	(6,838)	(7,053)	(2,627)		(629)	(150)	(628)
Impact of a 10% variance of the US $ on net income	(684)	(705)	(263)		(63)	(15)	(63)

d)	Credit Risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. Financial instruments, which are potentially subject to credit risk for the Company, consist primarily of cash and cash equivalents and trade and other receivables. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand. Cash and cash equivalents are held in Canada and the Congo. The sale of goods exposes the Company to the risk of non-payment by customers. The Company manages this risk by monitoring the creditworthiness of its customers. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

The Company limits its exposure to credit risk on investments by investing only in securities rated R1 (the highest rating) by credit rating agencies such as the DBRS (Dominion Bond Rating Service). Management continuously monitors the fair value of its investments to determine potential credit exposures. Short-term excess cash is invested in R1 rated investments including money market funds, bankers’ acceptances and other highly rated short-term investment instruments. Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries on operations. The Company does not have any short-term investments.

Page F-45 of F-52

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

The carrying amount of financial assets represents the maximum credit exposure. The Company’s gross credit exposure at December 31, 2014 and December 31, 2013 is as follows:

	December 31,	December 31,
	2014	2013
	$	$
Cash and cash equivalents	1,002	4,452
Trade and other receivables	7,261	8,884
	8,263	13,336

e)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. Temporary surplus funds of the Company are invested in short-term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents, existing credit facilities and capital markets. Should the Company experience further production shortfalls at Twangiza, delays in ramp up at Namoya, equipment breakdowns, or delays in completion schedules, or should the price of gold decrease further, the Company may need to further examine funding options. The Company has the following financial obligations, excluding preferred shares classified as financial liabilities:

December 31, 2014	Payments due by period

	Total	Less than one year	One to three years	Three to four years	After four years
	$	$	$	$	$
Trade and other payables	86,396	86,396	-	-	-
Long-term debt, including interest	269,598	20,464	249,134	-	-
Bank loans	20,992	17,123	3,869	-	-
Derivative instruments	1,393	1,393	-	-	-
Deferred revenue	3,000	3,000	-	-	-

December 31, 2013	Payments due by period

	Total	Less than one year	One to three years	Three to four years	After four years
	$	$	$	$	$
Trade and other payables	77,614	77,614	-	-	-
Long-term debt, including interest	230,417	17,500	212,917	-	-
Bank loans	42,500	29,250	13,250	-	-
Deferred revenue	17,369	17,369	-	-	-

f)	Mineral Property Risk

The Company’s operations in the Congo are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company's assets. In recent years, the Congo has experienced two wars and significant political unrest. Operating in the Congo may make it more difficult for the Company to obtain any required financing because of the perceived investment risk.

Page F-46 of F-52

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

g)	Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices, interest rate and share based payment costs.

h)	Commodity Price Risk

The price of gold has fluctuated widely. The future direction of the price of gold will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of gold, and therefore on the economic viability of the Company's properties, cannot accurately be predicted. To date the Company has not adopted specific strategies for controlling the impact of fluctuations in the price of gold. The following table demonstrates the impact of a 10% weakening in the spot price of gold:

		Years Ended
	December 31,	December 31,	December 31,
	2014	2013	2012
Net income	320	1,630	(4,561)
Impact of a 10% weakening of the
spot price of gold	(12,544)	(11,181)	(4,263)
Net loss after impact	(12,224)	(9,551)	(8,824)

i)	Title Risk

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. Although the Company has investigated title to all of its mineral properties for which it holds concessions or other mineral licenses, the Company cannot give any assurance that title to such properties will not be challenged or impugned and cannot be certain that it will have valid title to its mineral properties. The Company relies on title opinions by legal counsel who base such opinions on the laws of countries in which the Company operates.

j)	Capital Management

The Company manages its bank overdraft, net of cash, bank loans, preference shares, long-term debt, common shares, warrants and stock options as capital. The Company’s policy is to maintain a sufficient capital base in order to meet its short term obligations and at the same time preserve investors’ confidence required to sustain future development of the business.

	December 31,	December 31,
	2014	2013
	$	$
Bank overdraft, net of cash	2,651	(3,961)
Short-term bank loans	17,123	29,250
Long-term bank loans	3,869	13,250
Preference shares	71,116	27,972
Long term debt	200,921	158,599
Share capital	518,615	518,615
Warrants	13,356	13,356
Contributed surplus	42,526	41,793
Deficit	(82,373)	(82,693)
	787,804	716,181

Page F-47 of F-52

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

32. CASH FLOWS

a)	Operating Cash Flows – Working Capital Adjustments

	For the years ended

		December 31,
	December 31,	2013 (Restated	December 31,
	2014	Note 34)	2012
	$	$	$
Trade and other receivables	1,606	(1,587)	(6,224)
Prepaid expenses and deposits	2,282	(180)	(6,821)
Inventories	(638)	(13,937)	(1,805)
Trade and other payables	9,441	13,225	(3,837)
Employee retention allowance	(179)	(235)	(93)
	12,512	(2,714)	(18,780)

b)	Investing Cash Flows – Non-Cash Items Capitalized

	For the years ended

		December 31,
	December 31,	2013 (Restated	December 31,
	2014	Note 34)	2012
	$	$	$
Exploration and evaluation
Depreciation	805	211	683
Share-based payments	144	102	1,565
Employee retention allowance	204	202	108

Mine under construction
Depreciation	7,628	1,599	2,352
Share-based payments	28	136	2,089
Employee retention allowance	192	435	483
Accrued interest	6,492	5,567	-

Page F-48 of F-52

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

c)	Financing Cash Flows – Issuance Proceeds and Costs

	For the years ended

Gross proceeds		December 31,
	December 31,	2013 (Restated	December 31,
	2014	Note 34)	2012
	$	$	$
Derivative instruments	360	-	-
Long-term debt	32,340	-	175,000
Preference shares	-	32,900	-
Private placement preferred shares	40,000	-	-
Common shares	-	66,412	11,255
	72,700	99,312	186,255

	For the years ended
			,
Issuance costs		December 31,
	December 31,	2013 (Restated	December 31
	2014	Note 34)	2012
	$	$	$
Derivative instruments	(10)	-	-
Long-term debt	(1,143)	-	(9,986)
Preference shares	-	(2,178)	-
Private placement preferred shares	(1,210)	-	-
Common shares	-	(4,535)	(525)
	(2,363)	(6,713)	(10,511)

33. INCOME TAXES

The following table reconciles the income taxes calculated at statutory rates with the income tax expense in the consolidated statement of comprehensive income:

	Years Ended December 31,
	2014	2013	2012
	$	$	$
Net income for the year	320	1,630	(4,561)
Combined federal and provincial income tax rates	26.50%	26.50%	26.50%
Income tax expense at Canadian federal and provincial statutory rates	85	432	(1,209)

Foreign operation taxed at lower rates	2,504	-	-
Non deductible amounts	(3,642)	(3,616)	1,744
Change in unrecognized net deductible temporary differences	1,053	3,184	(69)
Foreign exchange on revaluation	-	-	(466)
	-	-	-

The Company has net deductible temporary differences of $99,169 (December 31, 2013 and 2012 - $98,027 and $87,355, respectively) for which no deferred tax asset was recognized.

Page F-49 of F-52

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

	Years Ended December 31,
	2014	2013	2012
	$	$	$
Non-capital losses	83,018	77,717	59,074
Capital losses	23,284	22,357	22,357
Financing costs	9,716	14,258	16,213
Investments	(140)	951	778
Fixed assets	47	118	51
Deductible temporary differences	115,925	115,401	98,473

Compound financial instrument and others	(16,756)	(17,374)	(11,118)
Taxable temporary differences	(16,756)	(17,374)	(11,118)

Net deductible temporary differences	99,169	98,027	87,355

The Company also has deductible temporary differences of approximately $60,550 in relation to its operations in the Congo for which no deferred tax asset has been recognized.

As at December 31, 2014, the Company has available non-capital losses in Canada of $83,018 that if not utilized will expire as follows:

$
2025	4,444
2027	4,301
2028	7,775
2029	11,115
2030	13,377
2031	12,798
2032	3,590
2033	20,316
2034	5,302
83,018

As at December 31, 2014, the Company has available net capital losses in Canada of approximately $23,284 which can be carried forward indefinitely.

In the Congo, the Company is subject to a mining convention signed with the Congolese government that provides the Company with a 10-year tax holiday from the date of commercial production. The tax holiday enables the Company to earn income in the Congo that is exempt from corporate income tax during this period of the tax holiday.

34. RESTATEMENT OF 2013 CONSOLIDATED STATEMENT OF CASH FLOWS

Subsequent to the original issuance of the Company’s consolidated financial statements as at and for the year ended December 31, 2013, the Company determined that the classification of certain cash inflows on the consolidated statement of cash flows as financing activities were associated with operating and investing activities of the Company. The Company has determined that the appropriate classification of the $17,291 classified as net proceeds from unearned revenue in the consolidated statement of cash flows as a cash inflow from financing activities is $15,291 to be classified as a cash flow from operating activities as they relate to the Company’s operating mine and $2,000 to be classified as a cash flow from investing activities as they relate to the Company’s mine under construction. The following table reflects the correction in the previously issued consolidated statement of cash flow for the year ended December 31, 2013, conforming to the current year presentation:

Page F-50 of F-52

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

		December 31,	Adjustment	December 31,
	Notes	2013 (As Issued)		2013 (Restated)
		$	$	$
Cash flows from operating activities
Net income for the year		1,630	-	1,630
Adjustments for:
Recognition of deferred revenue	14	-	-	-
Depletion and depreciation	10	25,603	-	25,603
Unrealized foreign exchange gain		(492)	-	(492)
Share-based payments	22	2,642	-	2,642
Employee retention allowance	16	250	-	250
Finance expense excluding bank charges, net of interest income	28	7,061	-	7,061
Accretion on closure and reclamation	18	129	-	129
Other charges and provisions, net	29	(4,806)	-	(4,806)
Interest paid		(3,512)	-	(3,512)
Interest received		126	-	126
Operating cash flows before deferred revenue and working capital adjustments		28,631	-	28,631
Proceeds from deferred revenue		-	15,291	15,291
Working capital adjustments	32	(2,714)	-	(2,714)
Net cash flows provided by operating activities		25,917	15,291	41,208

Cash flows from investing activities
Acquisition of property, plant, and equipment	10	(34,082)	-	(34,082)
Disposal of property, plant, and equipment	10	-	-	-
Expenditures on exploration and evaluation	11	(21,668)	-	(21,668)
Expenditures on mine under construction, net of pre-production revenue	12	(126,583)	-	(126,583)
Interest paid		(16,744)	-	(16,744)
Net movement of deferred revenue		-	2,000	2,000
Advances - Long-term investment	9	(11)	-	(11)
Net cash used in investing activities		(199,088)	2,000	(197,088)

Cash flows from financing activities
Bank overdraft	13	491	-	491
Net proceeds from unearned revenue (Gross $17,369, Issuance costs $78)	14	17,291	(17,291)	-
Net proceeds on long-term debt and associated warrants	19	-	-	-
Net proceeds from shares issuance	20, 21	92,599	-	92,599
Payment of dividends	20	(2,277)	-	(2,277)
Net proceeds from bank loans	15	42,500	-	42,500
Net cash provided by financing activities		150,604	(17,291)	133,313

Effect of foreign exchange on cash and cash equivalents		(30)	-	(30)
Net decrease in cash and cash equivalents		(22,597)	-	(22,597)
Cash and cash equivalents, beginning of the year		27,049	-	27,049
Cash and cash equivalents, end of the year		4,452	-	4,452

Page F-51 of F-52

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of U.S. dollars, except per share amounts)

35. EVENTS AFTER THE REPORTING PERIOD

In February 2015, the Company signed definitive agreements for two gold forward sale transactions relating to the Twangiza mine and a gold streaming transaction relating to the Namoya mine, providing total gross proceeds to the Company of $100 million. Each of the two forward sale transactions provide for the prepayment by the purchaser of $20 million for its purchase of 22,248 ounces of gold from the Twangiza mine, with the gold deliverable over three years, at 618 ounces per month. The first $20 million forward sale closed on February 27, 2015. The second $20 million forward sale is expected to close in April. The forward sales may be terminated at any time upon payment to the purchaser of a one-time termination amount that would result in the purchaser receiving an internal rate of return of 20%. The terms of the forward sales also include a gold floor price mechanism whereby, if the gold price falls below $1,100 per ounce in any month, additional ounces are deliverable to ensure a realized gold price of $1,100 per ounce for that month. The streaming transaction provides for the payment by the purchaser of a deposit in the amount of $60 million and the delivery to the purchaser over time of 10% of the life-of-mine gold production from the Namoya mine (or any other projects located within 20 kilometres from the current Namoya gold mine). The ongoing payments to Namoya upon delivery of the gold are $150 per ounce. The streaming transaction is expected to close in April 2015.

In March 2015, the Company and Banro Group (Barbados) Limited declared and paid a dividend of $0.57 per Banro Series A Share and Barbados Preference Share.

Page F-52 of F-52