Form 40-F
period 2015-12-31
BANRO CORP
filed 2016-03-28
CIK 1286597

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

Commission file number: 001-32399

BANRO CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Canada	1040	Not Applicable
(Province or other jurisdiction of incorporation or	(Primary Standard Industrial	(I.R.S. Employer Identification No.)
organization)	Classification Code)

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

[X] Annual Information Form                                 [X] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 252,159,005

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
[X] Yes      [   ] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
[   ] Yes      [   ] No

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

  risks related to the stage of production at the Company’s Twangiza and Namoya mines;

  risks related to delays ramping up of gold production at the Company’s Namoya mine;

  risks related to the Company’s current level of indebtedness and other liabilities and obligations;

  risk of the failure to establish estimated mineral resources or mineral reserves;

  risks related to fluctuations in gold prices and currency exchange rates;

  risks related to inflation;

  risk of gold recoveries being less than those indicated by the metallurgical testwork carried out to date;

  risks related to changes in equity markets;

  risks related to political developments in the Democratic Republic of the Congo;

  risks related to lack of infrastructure;

  risks related to the implementation of rules adopted by the United States Securities and Exchange Commission that may affect mining operations in the Democratic Republic of the Congo;

  risk of the failure to procure or maintain, or delays in procuring or maintaining, permits and approvals;

  risk of lack of availability at a reasonable cost or at all, of plants, equipment or labor;

  risk of inability to attract and retain key management and personnel;

  risk of changes to regulations or policies affecting the Company’s activities;

  risks of uncertainties relating to the availability and costs of financing in the future;

  risks of uncertainties involved in interpreting drilling results and other geological data;

  risks related to the Company’s history of losses;

  risks related to the Company’s ability to acquire additional commercially mineable mineral rights;

  risks related to increased competition in the mining industry; and

  risks related to the integration of any new acquisitions into the Company’s existing operations.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2015, based upon the noon buying rate payable in Canadian dollars as certified for customs purposes by the Bank of Canada, was U.S.$1.00 = CDN$1.3840.

ANNUAL INFORMATION FORM

The Company’s Annual Information Form for the fiscal year ended December 31, 2015 is filed as Exhibit 99.1 and incorporated by reference in this Annual Report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited consolidated financial statements of the Company as at and for the years ended December 31, 2015 and 2014, including the report of the independent registered public accounting firm with respect thereto, are filed as Exhibit 99. 3 and incorporated by reference in this Annual Report on Form 40-F.

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

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this Annual Report on Form 40-F, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Exchange Act). Based on that evaluation, the CEO and the CFO concluded that, as of December 31, 2015, the disclosure controls and procedures were ineffective due to the identification of a material weakness in the segregation of duties as discussed in the Management’s Annual Report on Internal Control Over Financial Reporting section below. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

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

As at December 31, 2015, the Company’s CEO and CFO evaluated or caused to be evaluated under their supervision the effectiveness of the Company’s internal control over financial reporting. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework of 2013. Based on that evaluation, the CEO and the CFO concluded that, as of December 31, 2015, the Company’s internal control was ineffective due to a material weakness relating to segregation of duties. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

With respect to segregation of duties, management has concluded that there was a material weakness in internal controls over financial reporting relating to segregation of duties, including within the SAP accounting system, being inadequate for multiple individuals within the Company. This gives these individuals the ability to prepare and post journal entries across all account balances in the subsidiaries they had access to. Additionally, some individuals could prepare and post journal entries across all balances within the company. While the Company relies on manual controls over financial reporting, this specific access privilege nullified the effectiveness of management’s review procedures and existing non-information technology general controls segregation of duties within the Company’s control framework.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The attestation report is filed with the audited consolidated financial statements in Exhibit 99.3 hereto and is incorporated by reference in this Annual Report on Form 40-F.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the period covered by this Annual Report on Form 40-F, no changes occurred in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting, other than as disclosed below.

With respect to information technology general controls (“ITGC”) in 2014, in the first half of 2014, the Company embarked on a SAP implementation that was fully operational by Q3 2014. The intention of the system implementation was to improve the business processes on both an operational control basis and ITGC basis. Due to limited resources and change in personnel responsible for the SAP implementation, the Company focused its efforts on system implementation and training but fell short of properly implementing the new ITGC features in the second half of 2014, which was deemed a material weakness due to ineffective controls over access security and change management resulting in a potential impact on the reliability of information produced by the system. During the first half of 2015, management engaged external consultants in conjunction with internal resources to implement enhanced controls over access security and change management. The evaluation of these controls was completed in the fourth quarter of 2015, concluding that the implemented controls are effective and the material weakness was deemed remediated.

With respect to internal controls in 2014 over the preparation and review of the statement of cash flow, it came to management’s attention that the accounting treatment of a deferred revenue transaction first accounted for in 2013 should have been classified in the consolidated statement of cash flow as operating and investing activities instead of financing activities. The Company restated the statement of cash flow as disclosed in note 34 of the Company’s Annual Consolidated Financial Statements for the year ended December 31, 2014. As a result, the Company concluded that a material weakness in internal controls over the preparation and review of the statement of cash flow existed given the application of this inappropriate accounting treatment in 2014. During 2015, management has improved their process over the preparation of the consolidated statement of cash flow to ensure completeness and accuracy of transactions reported, concluding that the material weakness was deemed remediated.

With respect to internal controls in 2014 over the sufficiency of documentary evidence supporting the precision of review over the completeness and accuracy of inputs, assumptions and formulas included in the impairment models, it came to management’s attention that the level of documentary evidence supporting the precision of the review was insufficient to appropriately evidence the precision to which management reviewed the impairment models. During 2015, management has enhanced the documentary evidence of their controls to support the precision of review over the completeness and accuracy of inputs, assumptions, and formulas included in the impairment models, concluding that the material weakness was deemed remediated.

Management is currently in the process of reviewing and revising access privileges within the SAP accounting system from standard SAP user roles to address the material weakness as at December 31, 2015 referred to above.

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

Corporate governance relates to the activities of the Board of Directors of the Company (the “Board”), the members of which are elected by the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company. The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.

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

The Board is responsible for the Company’s corporate governance policies and has separately designated a standing Compensation and Nominating Committee, whose members are Mick C. Oliver, Maurice J. Colson and Peter N. Cowley. Each member is independent pursuant to Section 803A of the NYSE MKT Company Guide. The primary functions of the Compensation and Nominating Committee are to assist the Board in fulfilling its oversight responsibilities with respect to human resources policies and executive compensation and to assist with the nominations of new members to the Board of Directors. To carry out its oversight responsibilities, the Compensation and Nominating Committee's duties include the following: (1) review and recommend for approval to the Board the compensation and benefits policy and plans (including incentive compensation plans) for the Company; (2) review and recommend for approval to the Board, the Company's key human resources policies; (3) review and recommend to the Board the employment agreements of the Company's executive officers; (4) evaluate annually the performance of the Chief Executive Officer of the Company and recommend to the Board his annual compensation package and performance objectives; (5) review annually and recommend to the Board the annual compensation package and performance objectives of the other executive officers of the Company; (6) review annually and recommend to the Board the annual salaries (or percentage change in salaries) for the Company's non-executive staff; (7) review annually and recommend to the Board the adequacy and form of the compensation of the Company's directors and be satisfied the compensation realistically reflects the responsibilities and risk involved in being such a director; (8) review annually and recommend for approval to the Board the executive compensation disclosure of the Company in its information circular, and be satisfied that the overall compensation philosophy and policy for senior officers is adequately disclosed and describes in sufficient detail the rationale for salary levels, incentive payments, share options and all other components of executive compensation as prescribed by applicable securities laws; (9) determine grants of options to purchase shares of the Company under the Company's Stock Option Plan and recommend same to the Board for approval; (10) engage, at the Company's expense, any external professional or other advisors which it determines necessary in order to carry out its duties hereunder; and (11) perform any other activities consistent with this mandate as the Compensation and Nominating Committee or the Board deems necessary or appropriate. In addition, the Compensation and Nominating Committee is responsible for assessing the need for new directors and the preferred experience and qualifications of new directors, taking into consideration the independence, age, skills and experience required for the effective conduct of the Corporation’s business. The Compensation and Nominating Committee recommends candidates for Board membership. The functions of the Compensation and Nominating Committee also include reviewing the membership of all of the committees of the Board and making recommendations to the Board on appointments to the committees, including the appointment of a Chair for each committee.

AUDIT COMMITTEE

The Board has a separately designated standing Audit Committee established in accordance with Rule 10A-3 under the Exchange Act and the rules of the NYSE MKT. The members of the Company’s Audit Committee are identified on page 75 of the Annual Information Form, attached herewith as Exhibit 99.1 and incorporated by reference. In the opinion of the Board, all of the members of the Audit Committee are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the NYSE MKT) and all three members are financially literate.

Audit Committee Financial Expert

The Board has determined that Derrick H. Weyrauch is the audit committee financial expert, in that he has an understanding of IFRS and financial statements; is able to assess the general application of accounting principles in connection with the accounting for estimates, accruals and reserves; has experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues comparable to the breadth and level of complexity of issues that can reasonably be expected to be raised by the Company’s financial statements (or actively supervising another person who did so); has an understanding of internal controls and procedures for financial reporting; and has an understanding of audit committee functions.

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

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

Deloitte LLP acted as the Company’s independent auditor for the fiscal years ended December 31, 2015 and 2014. See page 77 of the Registrant’s Annual Information Form, which is attached hereto as Exhibit 99.1, for the total fees billed by the Company’s auditor for the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees).

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

See page 76 and 77 of the Registrant’s Annual Information Form incorporated by reference into this Annual Report on Form 40-F as Exhibit 99.1.

OFF-BALANCE SHEET TRANSACTIONS

The Company does not have any off-balance sheet arrangements.

CODE OF ETHICS

The Board has adopted a written Business Conduct Policy (the “Code”) by which it and all employees of the Company are required to abide. In addition, the Board encourages a culture of ethical business conduct and believes the Company’s management team promotes a culture of ethical business conduct throughout the Company’s operations, and management is expected to monitor the activities of the Company’s employees, consultants and agents in that regard. The Code requires that employees report any observed breach of the Code to the Company’s CEO.

It is a requirement of applicable corporate law that directors and officers who have an interest in a material transaction or material agreement with the Company disclose that interest and, in the case of directors, abstain from voting in respect of same except in certain limited circumstances. These requirements are also contained in the Company’s general by-law, which is made available to the directors and officers of the Company. All amendments to the Code, and all waivers of the Code with respect to any of the employees covered by it, will be posted on the Company’s website, submitted on Form 6-K and provided in print to any shareholder who requests them. A copy of the Code is located on the Company’s website at www.banro.com.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading “Management’s Discussion and Analysis — Contractual Obligations” contained in Exhibit 99.2 as filed with this Annual Report on Form 40-F contains the Company’s tabular disclosure of contractual obligations and is incorporated by reference herein.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2015 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

Shareholder Meeting Quorum Requirement : NYSE MKT minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on NYSE MKT is required to state its quorum requirement in its by-law. The Company’s quorum requirement is set forth in its general by-law, which provides that a quorum for the transaction of business at any meeting of shareholders shall be two persons entitled to vote thereat present in person or represented by proxy.

Proxy Delivery Requirement : NYSE MKT requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

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

CONSENT TO SERVICE OF PROCESS

The Company filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with the Commission on March 28, 2016, which is hereby incorporated by reference, with respect to the class of securities to which the obligation to file this Annual Report on Form 40-F arises.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

BANRO CORPORATION

By:	/s/ John Clarke
Name:	John Clarke
Title:	President & Chief Executive Officer

Date: March 28, 2016

EXHIBITS

99.1	Annual Information Form of the Company for the year ended December 31, 2015

99.2	Management’s Discussion and Analysis

99.3	Annual Consolidated Financial Statements, including the report of the independent registered public accounting firm thereon

99.4	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.5	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.6	Consent of Deloitte LLP

99.7	Consent of Martin Pittuck

99.8	Consent of Daniel Bansah

99.9	Consent of A. Gareth O’Donovan

99.10	Consent of SRK Consulting (UK) Ltd.

99.11

Press release dated June 8, 2015 entitled “Banro Announces a 59% Increase in Twangiza Reserves and Twangiza Mine Life Extension to 14 Years” (incorporated by reference to the Registrant’s Current Report on Form 6-K furnished to the Commission on June 8, 2015).

99.12

Sections 7, 11, 12, 14 and 15 (which sections are entitled “Geological Setting and Mineralization”, “Sample Preparation, Analyses and Security” and “Data Verification”, “Mineral Resource Estimate" and "Mineral Reserve Estimate" respectively) of the technical report dated July 29, 2015 entitled “NI 43-101 Technical Report, Mineral Resource and Reserve Update, December 31 2014, Twangiza Gold Mine, Democratic Republic of the Congo” (incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 6-K furnished to the Commission on August 6, 2015).

99.13

Sections 6.1, 6.2, 8, 9, 10 and 11 (which sections are entitled “Regional Geology”, “Local Geology”, “Exploration”, “Drilling”, “Sample Preparation, Analyses and Security” and “Data Verification” respectively) of the Technical Report entitled “Independent National Instrument 43-101 Technical Report on the Namoya Gold Project, Maniema Province, Democratic Republic of the Congo," dated May 12, 2014 (incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 6-K furnished to the Commission on May 20, 2014).

99.14

Certain information derived from the Technical Report dated March 15, 2013 entitled "Independent National Instrument 43-101 Technical Report on the Lugushwa Gold Project, South Kivu Province, Democratic Republic of the Congo" (incorporated by reference to the Registrant’s Current Report on Form 6-K furnished to the Commission on March 21, 2013).

99.15

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

99.16

Press release dated November 15, 2012 entitled “Banro Provides Exploration Update for Projects in the DRC, Including Significant Drill Intersections at Namoya, Lugushwa and Kamituga”(incorporated by reference to the Registrant’s Current Report on Form 6-K furnished to the Commission on November 16, 2012).