Form 20-F
period 2016-12-31
BANRO CORP
filed 2017-04-03
CIK 1286597

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2016

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ______

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2016:
303,482,336 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes_       No X

If this is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes_      No X

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes X      No _

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes_      No _

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ___	Accelerated filer X	Non-accelerated filer ____

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ____	International Financial Reporting		Other	_____
Standards as issued by the International
	Accounting Standards Board	X

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
__Item 17      _____ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes _      No    X

BANRO CORPORATION - FORM 20-F
TABLE OF CONTENTS

-iii-

TABLE OF CONTENTS
(continued)

-iv-

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F ("Form 20-F") and the documents (or excerpts therefrom) incorporated by reference herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of Canadian provincial securities laws (such forward-looking statements and forward-looking information are referred to herein as "forward-looking statements"). Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. All statements, other than statements which are reporting results as well as statements of historical fact, that address activities, events or developments that Banro Corporation ("Banro" or the "Company") believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the proposed implementation of the "Recapitalization" (as defined below) and the anticipated effect of the Recapitalization on the Company’s operations and financial condition, estimates and/or assumptions in respect of gold production, revenue, cash flow and costs, estimated project economics, mineral resource and mineral reserve estimates, potential mineralization, potential mineral resources and mineral reserves, projected timing of future gold production and the Company's exploration, development and production plans and objectives with respect to its projects) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual events or results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual events or results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: the risk that the Company will be unable to obtain all approvals necessary for implementation of the Recapitalization or may not be able to satisfy the other conditions to the completion of the Recapitalization; uncertainty of estimates of capital and operating costs, production and economic returns; uncertainties relating to the estimates and assumptions used in the economic studies of the Company's projects; the stage of production at the Company’s Twangiza and Namoya mines; the Company’s current level of indebtedness; failure to establish estimated mineral resources or mineral reserves; fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); changes in equity markets; political developments in the Democratic Republic of the Congo (the "DRC"); lack of infrastructure; implementation of rules adopted by the U.S. Securities and Exchange Commission that may affect mining operations in the DRC; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations or policies affecting the Company's activities; uncertainties relating to the availability and costs of financing in the future; the uncertainties involved in interpreting drilling results and other geological data; the Company's history of losses; the Company's ability to acquire additional commercially mineable mineral rights; risks related to the integration of any new acquisitions into the Company's existing operations; increased competition in the mining industry; and the other risks disclosed under the heading "Risk Factors" in this Form 20-F. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

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

The selected consolidated financial information set forth below for each of the five years ended December 31, 2016, 2015, 2014, 2013 and 2012, which is expressed in United States dollars (the Company prepares its financial statements in United States dollars), has been derived from the Company's audited consolidated financial statements as at and for the financial years ended December 31, 2016, 2015, 2014, 2013 and 2012. Certain figures in the Company's audited consolidated financial statements as at and for the financial years ended December 31, 2013 and 2012 were reclassified in the Company's audited consolidated financial statements as at and for the financial years ended December 31, 2014 to conform to the December 31, 2014 presentation. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board, which differ in certain respects from the principles the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States. The selected consolidated financial information should be read in conjunction with the information in Item 5 and Item 18 of this Form 20-F. Historical results from any prior period are not necessarily indicative of results to be expected for any future period.

		(in $000 except share data)
	2016	2015	2014	2013	2012
Operating revenue	$228,346	$156,710	$125,436	$111,808	$42,631
Net income (loss) from operations	(2,970)	(52,904)	16,380	11,792	(2,420)
Income (loss) for the year	(50,932)	(73,543)	320	1,630	(4,561)
Comprehensive income (loss) for the year	(50,932)	(73,923)	700	1,535	(4,526)
Basic and diluted net income (loss) per share	(0.17)	(0.29)	0.00	0.01	(0.02)
Current assets	115,122	50,552	43,320	53,718	60,631
Total assets	897,940	871,731	887,482	822,033	635,787
Current liabilities	369,712	130,790	111,317	127,010	57,040
Total liabilities	520,532	452,231	394,978	331,049	212,502
Net assets	377,408	419,500	492,504	490,984	423,285
Share capital	526,987	518,629	518,615	518,615	456,738
Total shareholders' equity	377,408	419,500	492,504	490,984	423,285
Weighted average common shares outstanding (in thousands)	294,881	252,137	252,101	236,278	200,607

Exchange Rates

On March 15, 2017, the buying rate in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York, was US$1.00 = Cdn$1.3451. The following table sets forth, for each of the years or, as applicable, months indicated, additional information with respect to the noon buying rate for US$1.00 in Canadian dollars and are based upon the rates quoted by the Federal Reserve Bank of New York.

Rate	2016	2015	2014	2013	2012
Average (1)	1.3229	1.2906	1.1083	1.0347	0.9994

___________________

(1) The average rate means the average of the exchange rates on the last day of each month during the year.

	October	November	December	January	February	March
Rate	2016	2016	2016	2017	2017	2017 (1)
High	1.3403	1.3581	1.3555	1.3437	1.3247	1.3504
Low	1.3105	1.3335	1.3119	1.3030	1.3003	1.3345

___________________

(1) Provided for the period from March 1, 2017 to March 15, 2017.

B.	Capitalization and Indebtedness

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

An investment in the Company's common shares is considered speculative and involves a high degree of risk due to, among other things, the nature of Banro's business (which is the mining, development and exploration of gold properties) the present stage of its development and the location of Banro's projects in the DRC. In addition to the other information presented in this Form 20-F, a prospective investor should carefully consider the risk factors set out below and the other information that Banro files with the SEC and with Canadian securities regulators before investing in the Company's common shares. The Company has identified the following list of inherent risks and uncertainties that it considers to be relevant to its operations and business plans. Such risk factors could materially affect the Company's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. As well, while the following sets out the material risk factors which the Company is aware of, there may be additional risks that the Company is unaware of or that are currently believed to be immaterial that may become important factors that affect the Company's business.

The completion of the Recapitalization may not occur in the time or manner expected, if at all

On January 31, 2017, the Company issued a press release announcing that it has entered into a support agreement with major stakeholders to recapitalize the Company by refinancing a total of US$207.5 million of outstanding debt, equitizing the outstanding preferred/preference shares and raising US$45 million by way of a gold forward sale (the “Recapitalization”). Reference is made Item 10.B. of this Form 20-F for additional information in respect of the proposed Recapitalization.

The Company will not complete the Recapitalization unless and until all conditions precedent to the Plan (as defined in Item 10.B.) are satisfied or waived, in particular, the Recapitalization is subject to regulatory, court and preference shareholder, common shareholder and noteholder approval. The requisite preference shareholder, common shareholder and noteholder approvals were received on March 31, 2017. There can be no certainty, nor can the Company provide any assurance, that all remaining conditions precedent to the Plan will be satisfied or waived, nor can there be any certainty of the timing of their satisfaction or waiver. Even if the Recapitalization is completed, it may not be completed on the terms presently proposed. If the Recapitalization is not completed on the terms presently proposed, the Company may incur additional expenses.

The Company may be unable to continue as a going concern

If the Recapitalization is not implemented, the Company may not be able to generate sufficient cash flow from its operations to meet its obligations and, as such, the Company may be unable to continue as a going concern and may be required to liquidate in the near or medium term. The Company has constrained ability to generate cash flow and a significant debt burden which severely limit the alternatives available to the Company to raise additional capital. There can be no assurance that the Company will be able to obtain additional capital on terms acceptable to the Company or at all. The inability to secure additional capital required to meet Banro's financial obligations under the Note Indenture (as defined below), the Term Loan (as defined in Item 10.B.) and other indebtedness of the Company would have a material adverse effect on the Company's financial condition and its ability to continue as a going concern.

The financial statements included with this Form 20-F are presented on the assumption that the Company continues as a going concern in accordance with IFRS. The going concern basis of presentation assumes that the Company will continue operations for the foreseeable future and will be able to realize assets and discharge liabilities and commitments in the normal course of business. If this assumption is not appropriate, adjustments will have to be made to the carrying value of the Company’s assets and liabilities, reported revenues and expenses and balance sheet classifications.

The Recapitalization may not improve the financial condition of the Company's business

The Company believes that the Recapitalization will enhance the Company's liquidity and provide it with greater operating flexibility. However, such belief is based on certain assumptions, including, without limitation, assumptions about future gold prices, economic environment of future operations and development projects. Should any of those assumptions prove false, or if other unforeseen developments arise, the financial position of the Company may be materially adversely affected and the Company may not be able to pay its debts as they become due.

The Company may be required to pursue other alternatives that could have a more negative effect on the Company and its stakeholders

In the event that the Recapitalization is not implemented, the Company would be obligated to pay US$175,000,000 principal payment plus any accrued interest for 2012 Notes (as defined below) and US$22,500,000 principal payment plus any accrued interest for the Term Loan (as defined in Item 10.B.), each due and payable on March 1, 2017. In addition, US$43,066,960 plus accrued and unpaid dividends is payable on June 1, 2017 in respect of the retirement of the Exchangeable Preferred Shares (as defined in Item 10.B.). The Company does not currently have sufficient cash reserves to make such payments.

In connection with the Recapitalization, the Ontario Superior Court of Justice has issued an interim order (the “Interim Order”) which, among other things, authorized the Company to convene meetings of holders of the 2012 Notes to the approve the Recapitalization. The Interim Order also provided a stay whereby, until the earlier of April 30, 2017 and the date the Recapitalization is implemented, any person, including the holders of the 2012 Notes, is stayed from exercising certain rights or remedies, including rights or remedies arising as a result of the commencement of proceedings under the Canada Business Corporations Act (the "CBCA") or any default or cross default under the 2012 Notes, against or in respect of the Company or any of its material subsidiaries or any of their respective properties or assets.

In the event that the Recapitalization is not implemented and the judicial stay lapses, the Company may be required to pursue other alternatives that could have a more negative effect on the Company and its stakeholders, including non-consensual proceedings under creditor protection legislation. The Company may be required to develop plans for the safe, orderly shut-down of operations in the event there is not a timely resolution of the Company's liquidity issues to provide for the longer term care and operation of its assets. In the event that the Company commences proceedings under the Companies’ Creditors Arrangement Act, the common shareholders of the Company will not be entitled to receive any consideration or retain any of their Common Shares.

Additional risk factors related to the Recapitalization can be found as Exhibit 15.6 to this Form 20-F and such exhibit is incorporated by reference into, and forms part of, this Form 20-F.

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

Some or all of the Company's properties are located in regions where political instability and violence is ongoing. Some or all of the Company's properties are inhabited by artisanal miners. These conditions may interfere with work on the Company's properties and present a potential security threat to the Company's employees. There is a risk that operations of the Company may be delayed or interfered with, due to the conditions of political instability, violence and the inhabitation of the properties by artisanal miners. The Company uses its best efforts to maintain good relations with the local communities in order to minimize such risks.

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

In February 2017, a group of armed robbers attempted to enter the gate of Banro’s Twangiza mine site camp. In the process of this robbery attempt, three mine police officers and three of the armed robbers were killed, and a security guard was injured. No items were stolen and operations continued as normal. The incident was recorded by Company surveillance cameras, the authorities were immediately notified and the investigation is ongoing.

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

As is typically the case with the mining industry, no assurances can be given that future gold production estimates will be achieved. Estimates of future production for the Company’s mining operations are derived from the Company’s mining plans. These estimates and plans are subject to change. The Company cannot give any assurance that it will achieve its production estimates. The Company’s failure to achieve its production estimates could have a material and adverse effect on the Company’s future cash flows, results of operations, production cost, financial condition and prospects. The plans are developed based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions, hydrologic conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of production. Actual production may vary from estimates for a variety of reasons, including risks and hazards of the types discussed above, and as set out below, including:

•	equipment failures;
•	shortages of principal supplies needed for operations;
•	natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes;
•	accidents;
•	mining dilution;
•	encountering unusual or unexpected geological conditions;
•	changes in power costs and potential power shortages;
•	strikes and other actions by labour; and
•	regulatory restrictions imposed by government agencies.

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

The Company’s substantial indebtedness and other liabilities and obligations could adversely affect the Company’s financial condition.

As shown on the Company’s consolidated statement of financial position as at December 31, 2016, the Company has a significant amount of indebtedness and other liabilities and obligations (collectively, "Obligations"), including the notes (the "2012 Notes") issued by the Company in March 2012 under a US$175 million debt financing (see Item 10.B. of this Form 20-F), gold delivery obligations under forward sale and stream transactions, trade payables, DRC bank debt, and preference shares and preferred shares issued by the Company and certain of its subsidiaries, respectively. This could have important adverse consequences, including:

•	limiting the Company’s ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements;
•

requiring a substantial portion of the Company’s cash flows to be dedicated to service these Obligations instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	increasing the Company’s vulnerability to general adverse economic and industry conditions;
•	limiting the Company’s flexibility in planning for and reacting to changes in the industry in which it competes;
•	placing the Company at a disadvantage compared to other, less leveraged competitors; and
•	increasing the cost of borrowing.

The Company may not be able to generate sufficient cash to service all of its Obligations, and may be forced to take other actions to satisfy the requirements under its Obligations, which may not be successful.

The Company’s ability to make scheduled payments on or refinance the Company’s Obligations (including the 2012 Notes which matured on March 1, 2017) depends in part on its financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond its control. The Company may be unable to maintain a level of cash flows from operating activities sufficient to permit it to pay the principal, premium, if any, and interest or other required payments in respect of its Obligations.

If the Company’s cash flows and capital resources are insufficient to fund its Obligations, the Company could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance the Company’s Obligations. Banro may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternatives may not allow the Company to meet its scheduled Obligations. The indenture under which the 2012 Notes were issued (the "Note Indenture") restricts the Company’s ability to dispose of assets and use the proceeds from those dispositions and may also restrict the Company’s ability to raise debt or equity capital to be used to repay Obligations when they become due. The Company may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any Obligations then due.

In addition, Banro is a holding company, and as such it conducts all operations through subsidiaries. Accordingly, repayment and servicing of Obligations are dependent on the generation of cash flow by subsidiaries and their ability to make cash available to make such payments. Banro’s subsidiaries may not be able to, or may not be permitted to, make distributions to enable such payments to be made. Each subsidiary is a distinct legal entity, and, under certain circumstances, legal and contractual restrictions may limit the ability to obtain cash from subsidiaries. In the event that distributions are not received from subsidiaries, it may not be possible to make required payments in respect of Obligations.

Banro’s inability to generate sufficient cash flows to satisfy its Obligations, or to refinance Obligations on commercially reasonable terms or at all, would materially and adversely affect the Company’s financial position and results of operations and its ability to satisfy its Obligations.

If the Company cannot make scheduled payments or deliveries in respect of its Obligations, the Company will be in default and holders of such Obligations could declare all outstanding amounts to be due and payable, causing a cross-acceleration or cross-default under certain of the Company’s other Obligations, and the Company could be forced into bankruptcy or liquidation.

The Company is subject to certain covenants which restrict the Company’s current and future operations, particularly the Company’s ability to respond to changes or to take certain actions.

Certain financing agreements the Company is a party to, including the Note Indenture, contain a number of restrictive covenants that impose significant operating and financial restrictions on the Company and may limit the Company’s ability to engage in acts that may be in its long-term best interest, including restrictions on the Company’s ability to:

•	incur additional indebtedness;
•	pay dividends or make other distributions or repurchase or redeem capital stock;
•	prepay, redeem or repurchase certain debt;
•	make loans and investments;
•	sell assets;
•	incur liens;
•	enter into transactions with affiliates;
•	alter the businesses it conducts;
•	enter into agreements restricting its subsidiaries’ ability to pay dividends; and
•	consolidate, amalgamate, merge or sell all or substantially all of its assets.

A breach of the covenants under such agreements could result in an event of default under the applicable Obligations. Such a default may allow the creditors to accelerate such Obligations and may result in the acceleration of any other Obligation to which a cross-acceleration or cross-default provision applies. In the event the holder of an Obligation accelerates the repayment of such Obligation, Banro may not have sufficient assets to repay that Obligation.

As a result of these restrictions, Banro may be:

•	limited in how it conducts its business;
•	unable to raise additional debt or equity financing to operate during general economic or business downturns; or
•	unable to compete effectively or to take advantage of new business opportunities.

These restrictions may affect the Company’s ability to grow in accordance with its strategy.

The Company must rely on expatriates and third-party nationals to operate its mines.

The Company’s Twangiza mine was the first new commercial gold mining operation in the DRC in over 50 years. As a result, the Company is reliant on attracting and retaining expatriate and third-party nationals with mining experience to staff key operations and administration management positions. The Company’s inability to attract and retain personnel with the skills and experience to manage the operation and train and develop staff, due to intense international competition for such individuals, may adversely affect its business and future operations.

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

Commercial production at the Company’s second mine, at Namoya, was declared effective January 1, 2016. At the Company’s first mine, at Twangiza, which completed a plant upgrade in 2014, a crushing capacity expansion project is being carried out. The success of construction projects, plant expansions and the start-up of new mines by the Company is subject to a number of factors including the availability and performance of engineering and construction contractors, suppliers and consultants, the receipt of required governmental approvals and permits in connection with the construction of mining facilities and the conduct of mining operations, including environmental permits, price escalation on all components of construction and start-up, the underlying characteristics, quality and unpredictability of the exact nature of mineralogy of a deposit and the consequent accurate understanding of dore or concentrate production, the successful completion and operation of ore passes and conveyors to move ore and other operational elements. Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which the Company is dependent in connection with its construction activities, a delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms, or a delay in or failure in connection with the completion and successful operation of the operational elements in connection with new mines could delay or prevent the construction and start-up or ramp-up of new mines as planned. There can be no assurance that current or future construction and start-up or ramp-up plans implemented by the Company will be successful.

The SEC has Adopted Rules That May Affect Mining Operations in the DRC

The Company’s business is subject to evolving corporate governance and public disclosure regulations that have increased both the Company’s compliance costs and the risk of noncompliance, which could have an adverse effect on the Company’s share price.

The Company is subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the SEC, the Canadian Securities Administrators, the New York Stock Exchange, the Toronto Stock Exchange, and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by the United States Congress, making compliance more difficult and uncertain. For example, on July 21, 2010, the United States Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act, which resulted in the SEC adopting rules that will require the Company to disclose on an annual basis certain payments made by the Company, its subsidiaries or entities controlled by it, to the U.S. government and foreign governments, including sub-national governments. The SEC has also adopted rules under the Dodd Frank Act that require a company filing reports with the SEC to disclose on an annual basis whether certain “conflict minerals” necessary to the functionality or production of a product manufactured by such company originated in the DRC or any adjoining country. The Company currently holds properties located in the DRC. It is possible that the new SEC rules regarding conflict minerals could adversely affect the value of the minerals mined in the DRC, which may impact the value of the Company’s interests in those properties. The Company’s efforts to comply with the Dodd-Frank Act, the rules and regulations promulgated thereunder, and other new rules and regulations have resulted in, and are likely to continue to result in, increased general and administration expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

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

Some of the Company’s properties are in the exploration stage, and there can be no assurance that these activities will result in commercially viable properties.

The Company's Lugushwa and Kamituga properties are still in the exploration stage. The exploration for and development of mineral deposits involves significant risks that even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenditures are required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. Whether a mineral deposit, once discovered, will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Banro not receiving an adequate return on invested capital.

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

The Company does not have a long history of commercial mining operations (the Company’s first mine at Twangiza commenced commercial production on September 1, 2012, and the Company’s second mine at Namoya commenced commercial production on January 1, 2016), and there is no assurance that it will operate profitably or provide a return on investment in the future. The Company's ability to continue as a going concern is dependent upon its ability to generate or secure the funds necessary to meet its obligations and repay liabilities arising from normal business operations when they come due.

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

The Twangiza, Lugushwa, Namoya and Kamituga properties account for the Company's principal mineral properties, and all of these properties are in the DRC. Any adverse development affecting the progress of any of these properties may have a material adverse effect on the Company's financial performance and results of operations.

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

Effective internal controls are necessary to provide reliable financial reports and to assist the effective prevention of fraud. The Company must annually evaluate its internal control procedures to satisfy the requirements of applicable United States and Canadian securities laws, which require management and, in the case of U.S. securities laws, auditors to assess the effectiveness of internal controls. As described in public filings of the Company on SEDAR and EDGAR, management concluded that, due to the identification of a material weakness in the segregation of duties, the Company’s disclosure controls and procedures were not effective as of December 31, 2015. While the Company remediated this material weakness in 2016, if it hereafter fails to maintain the adequacy of its internal controls, the Company could be subjected to regulatory scrutiny, penalties or litigation. In addition, future failure to maintain adequate internal controls could result in financial statements that do not accurately reflect the Company’s financial condition.

The Company’s operations may be adversely affected by environmental hazards on the properties and related environmental regulations.

All phases of Banro's operations are subject to environmental regulation. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company's intended activities. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Banro's operations. Environmental hazards may exist on the properties on which Banro holds interests which are unknown to Banro at present and which have been caused by previous owners or operators of the properties. Reclamation costs are uncertain and planned expenditures may differ from the actual expenditures required. Banro has acquired its principal mineral properties through a cession from Société Zaïroise Minière et Industrielle du Kivu S.A.R.L. ("SOMINKI"). As such, Banro may be liable to the DRC State for any environmental damage caused by SOMINKI as previous owner and operator of such properties.

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

Banro’s head office and registered office is located at 1 First Canadian Place, Suite 7070, 100 King Street West, Toronto, Ontario, M5X 1E3, Canada, and its telephone number is (416) 366-2221. The Company was incorporated under the CBCA on May 3, 1994 by articles of incorporation. Pursuant to articles of amendment effective May 7, 1996, the name of the Company was changed from Banro International Capital Inc. to Banro Resource Corporation. The Company was continued under the Ontario Business Corporations Act by articles of continuance effective on October 24, 1996. By articles of amendment effective on January 16, 2001, the name of the Company was changed to Banro Corporation. The Company was continued under the CBCA by articles of continuance dated April 2, 2004.

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

In April 2002, the DRC government formally signed a settlement agreement (the "Settlement Agreement") with the Company. The Settlement Agreement called for, among other things, the Company to hold a 100% interest in the Twangiza, Namoya, Lugushwa and Kamituga properties under a revived Mining Convention. In accordance with the Settlement Agreement, the Company reorganized the said properties by transferring them from SAKIMA to four newly-created, wholly-owned DRC subsidiaries of the Company (which are named Twangiza Mining S.A., Namoya Mining S.A., Lugushwa Mining S.A. and Kamituga Mining S.A.), each of which owns 100% of its respective property.

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

Resumption of Exploration

In November 2004, the Company commenced exploration activities at the Namoya property and in January 2005, the Company commenced exploration activities at the Lugushwa property. The Company commenced the second phase of exploration at the Twangiza property in October 2005.

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

•

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

•

4% of net profits, after return of capital, allocated through the central government to the communities of South Kivu and Maniema provinces for the building of infrastructure projects, including roads and bridges, schools and health care facilities; and

•	A royalty of 1% on gold revenues.

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

The Company also secured during 2013 US$53 million in short term loans from several lenders in the DRC.

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

In August 2014 Banro closed a liquidity backstop facility to provide for the private placement of securities comprising senior secured notes ("2014 Notes") and warrants ("2014 Warrants") for gross aggregate proceeds of up to US$35 million. This facility, which was subsequently increased to US$37 million and fully drawn down by the Company, was provided by investment funds managed by Gramercy Funds Management LLC. The 2014 Warrants have a three-year term and entitle the holders to purchase a total of 13.3 million common shares of the Company at an exercise price of Cdn$0.236 per share. The 2104 Notes were repaid from the proceeds of the financing closed by the Company in April 2015 (see "2015 Financing" below).

Senior Management Changes

Kevin Jennings joined Banro as Senior Vice President and Chief Financial Officer effective September 1, 2014, at which date Donat Madilo, who had been the Company's Chief Financial Officer, was appointed by Banro to the new role of Senior Vice President, Commercial and DRC Affairs.

2015 Financing

In February 2015 the Company signed definitive agreements for two gold forward sale transactions relating to the Twangiza mine and a gold streaming transaction relating to the Namoya mine. The purchasers under these financing transactions were funded in part by investment funds managed by Gramercy Funds Management LLC. Each of the two forward sale transactions provided for the prepayment by the purchaser of US$20 million for its purchase of 22,248 ounces of gold from the Twangiza mine, with the gold deliverable over three years, at 618 ounces per month (i.e. 1,236 ounces per month for the two Twangiza forward sales). The first US$20 million forward sale closed in February 2015 and the second US$20 million forward sale closed in April 2015. Both of these forward sales were subsequently repaid (and terminated) using proceeds from the financing closed by the Company in February 2016 and referred to below under "2016 Financing".

The streaming transaction, which closed in April 2015, provided for the payment by the purchaser of a deposit in the amount of US$50 million and the delivery to the purchaser over time of 8.33% of the life-of-mine gold production from the Namoya mine (or any other projects located within 20 kilometres from the current Namoya gold mine). The ongoing payments to Namoya upon delivery of the gold are US$150 per ounce.

59% Increase in Twangiza Reserves

In June 2015, Banro announced a 59% increase in the Twangiza proven and probable mineral reserves to 1.64 million ounces of gold (22.38Mt @ 2.28g/t Au) with the inclusion of non-oxide materials in the reserve pit shell which have been proven economically treatable with the existing plant. This expanded the Twangiza mine life utilizing the existing plant to 14 years.

Commencement of Commercial Production at Namoya

Effective January 1, 2016, commercial production was declared by the Company at its Namoya gold mine.

2016 Financing

On December 31, 2015, Banro signed definitive agreements with RFW Banro Investments Limited ("RFWB"), a subsidiary of the Baiyin Stream Partnership I, LP (a mining investment fund managed by Resources FinanceWorks Limited), and investment funds managed by Gramercy Funds Management LLC ("Gramercy") for an US$8.75 million equity private placement, a US$22.5 million term loan facility and a US$67.5 million gold streaming transaction relating to the Twangiza mine, providing total gross proceeds to the Company of US$98.75 million. All three transactions closed in February 2016. The equity placement and gold streaming transaction were transacted solely with RFWB, while the term loan was funded by RFWB and Gramercy. In order to create alignment amongst the parties, RFWB also purchased from Gramercy US$40 million of the outstanding Banro senior secured notes referred to above under "2012 Debt Financing", and US$20 million of the outstanding preferred shares referred to above under "2014 Financings". Banro issued to RFWB and Gramercy under the said term loan a total of 10,000,000 common share purchase warrants of Banro (5,000,000 warrants each to RFWB and to Gramercy in proportion to their advance of the term loan), with each such warrant entitling the holder to purchase one common share of Banro at a price of US$0.2275 for a period of three years.

The Twangiza streaming transaction provided for the payment by the purchaser of a deposit in the amount of US$67.5 million and the delivery to the purchaser over time of a certain percentage (the "Entitlement Percentage") of the life-of-mine gold production (effective January 1, 2016) from the Twangiza mine, or any other projects located within 20 kilometres from the current Twangiza gold mine, based on the gold price at the time of delivery. The Entitlement Percentage is 11% based on a gold price between US$1,150 and US$1,500 per ounce, 12.5% based on a gold price of less than US$1,150 per ounce, and 9.5% based on a gold price greater than US$1,500 per ounce. When total gold production from the Twangiza mine has reached 1.14 million ounces from the commencement of the stream, the Entitlement Percentages above will be reduced by 50%. The ongoing payments by the purchaser to Twangiza upon delivery of the gold are US$150 per ounce. At any time after the third anniversary of the closing of the transaction, Twangiza may, at its discretion, terminate the stream by paying to the purchaser in cash a buyback price equal to an amount which would result in the purchaser achieving an implied internal rate of return of 17.5% on the cash flows arising from the stream during the period from the closing of the transaction to the date that is 12 months following the date of payment of the buyback price. The use of proceeds from this transaction included defeasement of the remaining three interest payments under the outstanding Banro senior secured notes referred to above under "2012 Debt Financing" (such payments totaling approximately US$26.23 million).

Under the private placement transaction, Banro issued 50,000,000 common shares and 2,500,000 common share purchase warrants to RFWB, for total gross proceeds to the Company of US$8.75 million. These warrants have the same terms as the warrants issued under the term loan transaction as set forth above. RFWB holds approximately 16.48% of the outstanding common shares of Banro following completion of this private placement. For so long as RFWB holds at least 10% of the outstanding common shares of Banro, RFWB has the right to nominate one person for election to the Banro board of directors at the annual shareholders meeting.

Baiyin Loan and Dore Purchase Arrangement

In July 2016, Banro entered into a gold dore purchase agreement in connection with a US$10 million loan facility with Baiyin International Investment Ltd. ("Baiyin"). Baiyin is an affiliate of RFWB, which currently owns approximately 16.48% of the outstanding common shares of Banro as set out above. The dore purchase arrangement contemplates the purchase by Baiyin, at market prices, of approximately 50% of the gold dore produced by Twangiza and Namoya until the date the said loan is repaid (this arrangement has not been implemented as of the date of this Form 20-F).

New CFO

In November 2016, Dave Langille was appointed as the new Chief Financial Officer of the Company following the departure of Kevin Jennings.

Proposed Recapitalization Transactions

On January 31, 2017, the Company issued a press release announcing that it has entered into a support agreement with major stakeholders to recapitalize the Company by refinancing a total of US$207.5 million of outstanding debt, equitizing the outstanding preferred/preference shares and raising US$45 million by way of a gold forward sale (the “Recapitalization”). Reference is made to Item 10.B. of this Form 20-F for additional information in respect of the proposed Recapitalization.

B.	Business Overview

General

Banro is a Canadian gold mining company focused on production from the Twangiza gold mine in the DRC, which began commercial production September 1, 2012, and on production at its second gold mine at Namoya, where commercial production was declared effective January 1, 2016 and which is located in the DRC approximately 200 kilometres southwest of the Twangiza gold mine. The Company's longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga, each of which has mining licenses. The four projects are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC.

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

Sales of Gold

The Company commenced commercial production at its Twangiza gold mine on September 1, 2012. During the twelve months ended December 31, 2014, the Company recorded revenues from the Twangiza mine of US$125.436 million on sales of 101,225 ounces of gold, and during the twelve months ended December 31, 2015, the Company recorded revenues from the Twangiza mine of US$156.710 million on sales of 135,391 ounces of gold.

Commercial production at the Company’s second gold mine, Namoya, was declared effective January 1, 2016. During the twelve months ended December 31, 2016, the Company recorded revenues from the Twangiza and Namoya mines of a total of US$228.346 million on sales from the two mines of a total of 191,966 ounces of gold

Current production from both the Twangiza mine and the Namoya mine is in the form of doré bars which are flown from the mine site to the capital city of Kinshasa, DRC, and then shipped by air to a refinery in South Africa. The Company carries out owner-operated mining at both the Twangiza mine and the Namoya mine.

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

Social and Environmental Policies

(a) The Banro Foundation

Since 2004, Banro has been working with local communities to promote development. In late 2005, the Company formalized this commitment to community development with the creation of the Banro Foundation. The Banro Foundation is a registered charity in the DRC with a mandate to support education, health and infrastructure improvements, principally in the local communities where Banro operates. The Banro Foundation also provides humanitarian assistance as required. In 2014, the Banro Foundation launched its first agricultural initiative near the Namoya site, with the goal of transferring agricultural skills to local growers, generating employment, opening new markets for locally grown produce and providing a food supply for Banro employees. The Company funds the Banro Foundation and has created a management structure that ensures local participation in decision-making. The Foundation focuses on needs that have been identified by local committees of community leaders and invests in improvements that will benefit communities as a whole. Promotion of opportunities for women is an important guiding principle of the Foundation. To the extent possible, the Foundation employs local labour in all initiatives. Since 2009, the projects completed by the Banro Foundation include the construction of 10 new schools and the rehabilitation of two schools (the 12 schools are educating a current total of over 7,000 students), the building of potable water delivery systems serving over 30,000 people, the construction or re-construction of over 100 kilometres of roads and bridges, four health care facilities, a women’s resource centre, a sustainable agriculture project and two separate distributions of medical equipment from Canada to regional hospitals and clinics in South Kivu province. Additional information with respect to the Banro Foundation, including a list of projects undertaken by the Banro Foundation to date, can be found on the Company's web site at www.banro.com. The Company has included its website address in this Form 20-F only as an inactive textual reference and does not intend it to be an active link to its website. The contents of the website, and information accessible through it, do not form part of this Form 20-F.

(b) Job Creation

Banro is committed to the creation of jobs and economic opportunities for local Congolese. In a short period of time, Banro went from having no presence in the eastern DRC to being one of the largest private employers in the region. As it has grown, the Company has deliberately created opportunities for many local Congolese. As of December 31, 2016, the Company employed 1,375 Congolese directly and an additional 1,768 Congolese indirectly through contractors and local labour hire companies.

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

Notes to the above chart:

(1)

Banro Group (Barbados) Limited also has outstanding preferred shares which were issued pursuant to the US$30 million private placement financing transaction completed in April 2013. See Item 10.B. of this Form 20-F for additional information in respect of the said preferred shares.

(2)

Each of Namoya (Barbados) Limited and Twangiza (Barbados) Limited also has outstanding preferred shares which were issued pursuant to the US$40 million private placement financing transaction completed in February 2014 (US$20 million private placement in respect of each such subsidiary). See Item 10.B. of this Form 20-F for additional information in respect of the said preferred shares.

D.	Property, Plants and Equipment

Banro’s Gold Properties

Twangiza

Certain of the following disclosure relating to the Company’s Twangiza gold project is derived from the technical report (the "Twangiza Technical Report") prepared by SRK Consulting (UK) Limited dated July 29, 2015 and entitled "NI 43-101 Technical Report, Mineral Resource and Reserve Update, December 31 2014, Twangiza Gold Mine, Democratic Republic of the Congo". A copy of the Twangiza Technical Report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

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

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Twangiza is situated in a mountainous area with deeply incised valleys with slopes typically greater than 30o, forming a dendritic drainage pattern. The mining area occupies a steep ridge running north/south between two fast-flowing rivers, which join just to the north of the mine. Elevation in the area ranges from 1,500 metres to 2,400 metres above sea level.

Vegetation on the Twangiza property is a mosaic of transformed, agricultural plots and woodlots of cypress and eucalyptus, and montane grassland. One small, 2.18 ha patch of indigenous forest remains to the east of the mine area, the Lusirwe sacred forest.

Due to its location within the western arm of the Rift Valley system, the property is subject to seismic activity. Detailed discussion of the seismic hazard potential within the Twangiza area is included in the technical report dated July 17, 2009 and entitled "Updated Feasibility Study NI 43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo", a copy of which can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Twangiza Mining S.A. has offices in Bukavu, the capital city of South Kivu Province some 45 kilometres north-northeast of the Twangiza property. Bukavu has an airport, Kavumu, however access by road from Rwanda is the current preferred route for international access.

Road access from Bukavu to the Twangiza property is possible by travelling some 55 kilometres on the recently upgraded N2 National Road and then 30 kilometres on the recently widened and upgraded Twangiza access road. The journey time is 2.5 hours during the dry season and extends to 4 hours under wet conditions. The property is also serviced by a helicopter and the journey between Bukavu and Twangiza is some 14 minutes.

The climate at Twangiza can be classified as tropical to sub-tropical; the wet season falls between September and April and the main dry season is from May to August. Due to its close proximity to the equator, Twangiza experiences daylight and night hours that are almost equal, with daylight lasting between 6:00 am and 6:00 pm. The relative humidity generally exceeds 85% and the mine is often in cloud. Twangiza has an average annual rainfall of 1,796 mm. Rain generally occurs as soft, lengthy rainfall in the mid to late afternoons, but violent thunderstorms are also frequent. For the period October 2006 to December 2014, the highest monthly rainfall recorded for Twangiza was 357.5 mm in December 2011 and the lowest total monthly rainfall was in March 2008. The on-site weather station at Twangiza recorded data for the period October 2006 to December 2014. The average temperature measured on-site is 18°C with a maximum temperature of 27.7°C, measured during March 2007, and a minimum temperature of 8.6°C, measured during July 2008. The prevailing north-easterly wind direction for Twangiza is relatively consistent throughout the year. The average annual wind speed for all hours is 4.33 m/s.

Figure 1 - Map of the Twangiza Property

N
9700000
690000
710000
PE 44
PE 40
PE 41
PE 43
PE 42
Luntukiulu
Kakono
Mufwa
Bugoy
M'Chitera
Lukigurha
Lukungurhi
Kashegeshe
Muhona
Twangiza Deposit
Gombo
Mufwa
Mushege
Tshondo
Mushege
Kasika
Mwenga
0
10
Kilometres
LEGEND
Rivers
Main Roads and Towns
Property Boundary
Soil Grid Outline
PE 42 Concession Permit Number
Deposit Location and Name

BANRO CORPORATION

MAP OF THE TWANGIZA PROPERTY

TWANGIZA PROJECT

The local workforce consists primarily of subsistence farmers and artisanal miners. In addition the communities contain a number of skilled workers (i.e. artisans-builders, carpenters, electricians, plumbers, etc.).

The Twangiza property is remotely located and there was no existing supply of power suitable for the project requirements prior to the construction of the Twangiza mine. A diesel-generator power plant has therefore been established to provide the power required to the Twangiza project. Twangiza Mining S.A. intends to eventually take power from a hydroelectric scheme planned to come on line in the next few years.

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

•

LANDSAT acquisition and interpretation, completed during 1997 by R. Eyers of the Remote Sensing Group at Imperial College London. High resolution digital satellite images for an area covering 60,000 square kilometre between latitude 2°30’S and 4°30’S and longitude 26°30’E and 29°30’E were created. Results indicated the Twangiza property lies on a complex north-south trending structure composed of a number of curvilinear segments which trend toward northwest – southeast orientations away from the axis;

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

Reference is made to section 7 of the Twangiza Technical Report (which section is entitled "Geological Setting and Mineralization") for additional information in respect of the geological setting. Section 7 of the Twangiza Technical Report is filed as an exhibit to and is incorporated by reference into, and forms part of, this Form 20-F. A copy of the Twangiza Technical Report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Exploration

Twangiza Exploration Program - October 2005 to December 2006

Banro resumed its exploration program at Twangiza after the Congolese government had established control and authority in the area in October 2005. The following summarizes the exploration program carried out by the Company at Twangiza from October 2005 to December 2006.

Soil Geochemical Program
A soil geochemical program designed to test the immediate northern, eastern, western and southern extensions of the known Twangiza mineralization was completed by the Company in 2006. The 7 kilometre soil geochemical grid had its base line orientated along the hinge of the anticline at 350º. Soil sampling was undertaken at 40 metre intervals on lines spaced at 80 metres. The baseline origin for the soil geochemical grid was pegged at UTM coordinate 9682698.2N / 693500.5E, which corresponds to a local grid coordinate of 10000N/20000E. The soil geochemical grid was initially surveyed using compass, tape and ranging rods. All sample points were marked with a wooden peg with local grid coordinates clearly labelled on each peg. All sample points were subsequently surveyed using a Trimble Differential GPS. The survey used the WGS-84 zone 35 south coordinate system. By the end of December 2006, a total of 275.44 line kilometres had been cut and 6,589 soil samples collected and sent for analysis. The geochemical results outlined an 800 metre long by 450 metre wide, +100 ppb gold in soil anomaly to the immediate north of Twangiza Main deposit. The anomaly splits into three roughly parallel trends to the south of the Lukungurhi workings. A 1.5 kilometre long, 80 metre to 160 metre wide north-northwest trending +100 ppb Au soil anomaly occurs to the south of the Lukugurha artisanal workings.

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

Twangiza Exploration Program - 2013 to 2016

Exploration at Twangiza for both 2013 and 2014 was scaled down to conserve funds to support the construction of the Namoya mine and the Twangiza mine expansion. In 2013, exploration activities in the Twangiza concession were focused on the Ntula-Mufwa corridor and prospects around the Luntukulu area. These activities involved geological mapping, auger drilling and an orientation stream sediments Bulk Leach Extractable Gold ("BLEG") program. In 2014, exploration activities in the Twangiza concession focused on the regional prospects, Mufwa and Kadubo (the latter prospect was discovered by the Company during 2014), and involved geological mapping and rock chip and channel sampling.

Having regard to the objective of conserving funds to support the Company’s mining operations, exploration at Twangiza for 2015 was focussed on regional grassroots targets and low-level ground maintenance works in existing prospects along the Mufwa-Ntula corridor. Activities in the regional grassroots targets involved BLEG sampling in the Kabare and Luntukulu prospect areas located 40 kilometres northwest of the Twangiza mine, geological mapping and rock sampling in areas 7 kilometres south and north of the Twangiza mine, and limited follow-up work near the Twangiza mine at the Luhwindja grid and Cirindye prospect as part of program to delineate brownfield drill targets. By year end, a total of 48 BLEG samples were collected in the Kabare and Luntukulu prospects. A total of 18 channel samples and 19 rock chips were also realized in the two prospects. Results from the BLEG sampling program are pending.

In 2016, low level exploration activities in the Twangiza project were focused on target generation activities at the Ntula, Twangiza West, and Cirindye and Kabare prospects. Activities involved geological mapping accompanied by channel sampling in exposures and adits.

Brownfield exploration target generation activities was conducted at the Twangiza West and Cirindye prospects. At Twangiza West, a total of 20 auger holes were drilled for 91.50 metres. The results obtained from the auger drilling defined bedrock mineralization over a block measuring 250 metres long by 100 metres wide within the one kilometer-long Twangiza West mineralised zone.

At the Cirindye prospect located one kilometre east of the Twangiza mine, channel sampling of exposures along the parallel trending narrow N-S shear zones returned significant mineralisation. Cirindye follow-up work is planned to involve auger drilling and detailed geological mapping to generate viable drilling targets.

The other prospect of interest in the Twangiza project was Kabare located in the northwestern part of the concessions. Grassroots exploration at Kabare involved a regional ultra-fine stream sediments BLEG (Bulk Leach Extractible Gold) sampling program over the interpreted anomalous magnetics and radiometric structure. A total of 79 BLEG samples were collected and analysed for 51 elements of interest. Two significant anomalies were highlighted with gold in sediments values of above the threshold of 10 ppb. Extension of the BLEG sampling program to cover the Kabare area will be undertaken concurrently with follow-up stream sediments to delineate the causative mineralised zones.

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

2009 to 2016

See the disclosure above under "Twangiza – Exploration".

Sampling and Analysis

Reference is made to sections 11 and 12 of the Twangiza Technical Report (which sections are entitled "Sample Preparation, Analyses and Security" and "Data Verification" respectively) for information in respect of sampling and analysis at Twangiza. Sections 11 and 12 of the Twangiza Technical Report are filed as an exhibit to and incorporated by reference into, and form part of, this Form 20-F. A copy of the Twangiza Technical Report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Security of Samples

Reference is made to section 11 of the Twangiza Technical Report (which section is entitled "Sample Preparation, Analyses and Security") for information in respect of security of samples at Twangiza. Section 11 of the Twangiza Technical Report is filed as an exhibit to and incorporated by reference into, and forms part of, this Form 20-F. A copy of the Twangiza Technical Report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Mineral Resource and Mineral Reserve Estimates

In a press release dated April 19, 2016, the Company announced updated mineral resource estimates and mineral reserve estimates for the Twangiza property, which are set out in the following tables. The said press release is filed as an exhibit to and is incorporated by reference into, and forms part of, this Form 20-F. A copy of the said press release can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Twangiza Mineral Resources (effective date: December 31, 2015)

Category	Tonnes (Mt)	Grade (g/t Au)	Gold (Moz)
(Oxide)
Measured	2.49	1.99	0.16
Indicated	8.57	1.86	0.51
Measured & Indicated	11.06	1.89	0.67
Inferred	1.56	1.20	0.06
(Transition & Fresh)
Measured	3.11	2.11	0.21
Indicated	85.18	1.40	3.81
Measured & Indicated	88.29	1.42	4.02
Inferred	8.27	1.17	0.31

The above mineral resource estimates for Twangiza consist of in situ mineral resources at a 0.4 g/t Au cut-off grade constrained within a US$1,600 per ounce optimized pit shell. Below are the key assumptions, parameters and methods used to estimate the above mineral resources for Twangiza:

•	wireframing was restricted to borehole intersections above a 0.4 g/t Au cut-off grade;
•	gold grades have been determined using Ordinary Kriging interpolation into a 3-dimensional block model constrained by mineralization wireframes;
•	the mineralization models were constrained within the wireframe with primary block dimensions of 20 metres N-S (along strike), 20 metres E-W (across strike) and 10 metres in the vertical direction;
•	estimation used dynamic anisotropy;
•	datamine Studio 3TM was the modelling package; and
•	at all times, the relationship between geology, mining and economic factors was taken into account.

Cautionary Statements

Mineral resources that are not mineral reserves do not have demonstrated economic viability. There is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves. U.S. investors should read the "Cautionary Note to U.S. Investors Regarding Reserve and Resource Estimates" above concerning the difference between "resources" and "reserves".

Twangiza Mineral Reserves (effective date: December 31, 2015)

Category	Tonnes (Mt)	Grade (g/t Au)	Gold (Moz)
Proven	6.21	2.19	0.44
Probable	21.47	2.01	1.39
Total Proven and Probable	27.67	2.05	1.82

Note: Rounding of numbers may result in computational discrepancies. Mineral reserves are included in the mineral resources.

Key assumptions used for the determination of the above mineral reserve estimates for Twangiza are set out below:

Input data	Units
Gold price	US$1,200 per ounce
Mining costs	US$3.26/tonne mined
Processing costs	US$18.13/tonne processed
General and administration costs	US$10.30/tonne processed
Royalties and selling costs	US$79.58/ounce
Mining dilution	5% at zero grade
Reserves cut-off grade	0.79 g/t Au recoverable
Mining recovery	100%
Pit slopes	30 to 50 degrees
Metallurgical recovery	Oxides	Main	88.0%
		North	89.0%
	Transition FP	Main	77.6%
		North	90.9%
	Fresh FP	Main	73.0%
		North	79.4%
	Transition CMS	Main	35.5%
		North	35.6%
	Fresh CMS	Main	50.4%
		North	50.5%

Mining Operations

Mining at Twangiza is conventional open pit mining with both free digging and blasting. The Twangiza mine processing plant consists of a crushing, milling and Carbon in Leach (CIL) process.

Twangiza’s efforts during 2016 were focused on continuing to deliver results in line with the current design capacity of the plant and moving increased amounts of waste in order to expose additional ore zones.

			Prior Quarter			Prior Year
TWANGIZA MINE	Q4 2016	Q3 2016	Change %	2016	2015	Change %
Gold sales (oz)	24,459	25,321	(3%)	101,496	135,391	(25%)
Gold produced (oz)	26,395	25,187	5%	104,438	135,532	(23%)
Material mined (t)	1,601,524	1,420,698	13%	4,955,679	3,284,874	51%
Ore mined (t)[1]	500,385	588,897	(15%)	1,999,565	2,061,731	(3%)
Waste mined (t)	1,101,139	831,801	32%	2,956,114	1,223,143	142%
Strip ratio (t:t)[2]	2.20	1.41	56%	1.48	0.59	151%
Ore milled (t)[1]	406,044	437,375	(7%)	1,673,178	1,714,593	(2%)
Head grade (g/t Au)[3]	2.85	2.62	9%	2.71	3.03	(11%)
Recovery (%)	71.0	67.0	6%	72.7	80.9	(10%)
Cash cost per ounce ($US/oz)	792	728	9%	712	553	29%

(1) The difference between ore mined and ore milled is, generally, the result of the stockpiling of lower grade ore
(2) Strip ratio is calculated as waste mined divided by ore mined.
(3) Head grade refers to the indicated grade of ore milled.

Mining productivity during 2016 increased significantly over 2015 as Twangiza continued to move increased amounts of material to advance the mining program. Recoveries at Twangiza during 2016 were impacted by the blend of ore type based on available mining faces and delays in the delivery and installation of the fine crushing expansion that was expected during the quarter. Certain equipment procured for the fine crushing expansion has been received on site and commissioning during the first quarter of 2017, with additional components to be installed during 2017.

Mining productivity continued to improve during the fourth quarter of 2016, with Twangiza moving increased amounts of waste material with the goal of achieving increased ore deliveries in future quarters. Recoveries at Twangiza during the fourth quarter continued to be impacted by the blend of ore types based on available mining faces. The combined impact of lower than expected mill throughput and recoveries during the fourth quarter resulted in the gold production at Twangiza remaining consistent with the previous quarters of 2016 rather than increasing as expected. Twangiza’s production in the fourth quarter of 2016 was consistent with the third quarter of 2016.

Mining

A total of 4,955,679 tonnes of material (2015 – 3,284,874 tonnes) were mined at Twangiza during 2016, an increase of 51% from the previous year. Total ore mined was 1,999,565 tonnes during 2016, a decrease of 3% from 2,061,731 tonnes during 2015. The strip ratio in 2016 of 1.48 increased from 2015 of 0.59 as the operation continued to move additional waste to expose ore zones based on the mine plan. While total tonnes mined increased 51% in 2016 compared to 2015, the cost of mining operations only increased 15% as the operations benefited from economies of scale and increased productivity in addition to replacing contractor equipment with owner operated equipment. The increase in mining cost per tonne milled from $9.49 in 2015 to $11.22 in 2016 was primarily due to the 142% increase in waste mined.

Processing

During 2016, the plant at the Twangiza Mine processed 1,673,178 tonnes of ore, a decrease of 2% from 1,714,593 tonnes processed in 2015. Gross processing costs decreased 5% from 2015 primarily as a result of lower throughput levels and the replacement of contractor equipment with owner operated equipment. The resulting cost per tonne milled in 2016 decreased 3% from $22.25 per tonne in 2015 to $21.61 per tonne in 2016.

Sustaining Capital Activities

During 2016, sustaining capital expenditures of approximately $16.3 million at Twangiza were primarily comprised of the ongoing construction of the tailings management facility (“TMF”) and the purchase of primary mobile and auxiliary equipment.

Expansion Capital Activities

During 2016, expansion capital activities of approximately $1.9 million related to the procurement of equipment for the fine crushing expansion project and work performed in relation to the new TMF.

General

Under the Mining Convention, income taxes are not payable by Twangiza Mining S.A. for a period of 10 years. An administrative tax of 5% for the importation of plant, machinery and consumables is payable by Twangiza Mining S.A., as is a royalty of 1% on gold revenues and, after return of capital, a 4% net profits tax.

Twangiza Exploration Program Planned for 2017

In 2017, exploration activities at Twangiza are planned to focus on:

•

Follow-up and evaluation of near-mine targets, including Twangiza West, Twangiza South, Twangiza East and Cirindye, to generate additional oxide and replace depletion from mining. Some 7,300 metres of drilling has been budgeted for these activities.

•	Undertaking metallurgical test work and studies on the Twangiza North porphyry in order to complete a preliminary economic assessment of the porphyry project by H2 2017.
•	Undertaking resource definition drilling to raise the confidence of the reported mineral resources at Twangiza North.
•

Undertaking as part of ground maintenance, low level grassroots oxide targets refining and generation activities on all regional targets within the Twangiza concession, focusing on extensions to known deposits and prospects. Target areas include Ntula, Luduha, Twangiza South, Kihazi, Mubuga, Kaziba and Kabare. A total of 8,400 metres of auger drilling has been budgeted for all Twangiza- related target generation activities.

Namoya

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

Figure 2

igure 2

LOCATION AND INFRASTRUCTURE OF THE NAMOYA PROJECT IN RELATION TO THE DRC

DRC
CENTRAL AFRICAN REPUBLIC
SUDAN
CAMEROON
GABON
CONGO
UGANDA
RWANDA
BURUNDI
TANZANIA
CABINDA
ANGOLA
Atlantic Ocean
Congo River
Kasai
Bangui
Okapi Game Lodge
Kisangani
Mbandaka
Ubundi
Beni
Butembo
Goma
Bukavo
Lake Albert
Lake Edward
Lake Kivu
Lake Tanganyika
Lac Mai-Ndombe
KINSHASA
Brazzaville
Kinshasa
Ilebo
Kikwit
Kananga
Mbuji-Mayi
Tshikapa
Moanda
Matadi
Kamina
Dilolo
PROJECT AREA
LEGEND
Main Road
Railway
District Boundary (Provincial)
Town
River
Airport
National Boundary
Maniema Province
Scale
0
300km
5°N
0°
5°S
10°S
15° E
20° E
25° E
30° E
N
VMO1417_Barro_2014

Figure 3

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

Historical Exploration

Exploration activities in the Namoya area can be divided into pre-2004 and post-2004 activities. All pre-2004 exploration and assay information for the area was conducted by Compagnie Zairoise d’Enterprises Minières ("Cobelmin"). The historical exploration data from Cobelmin includes the following:

- 10,820 prospecting samples from 1,237 pits over an area of 4.5 km2;
- 519 samples from 12 trenches totalling 519 metres;
- 10,144 samples from 103 adits and crosscuts totalling 8,530 metres;
- 6,462 samples from 112 diamond drill holes totalling some 9,540 metres; and
- 2,751 samples from four bench levels in the Mwendamboko open pit.

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

Geological Setting and Mineralization

Reference is made to sections 6.1 and 6.2 of the technical report (the "Namoya Technical Report") dated May 12, 2014 and entitled "Independent National Instrument 43-101 Technical Report on the Namoya Gold Project, Maniema Province, Democratic Republic of the Congo" (which sections are entitled "Regional Geology" and "Local Geology" respectively), for information in respect of regional and local geology. Sections 6.1 and 6.2 of the Namoya Technical Report are filed as an exhibit to and incorporated by reference into, and form part of, this Form 20-F. A copy of the Namoya Technical Report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Property Geology and Mineralisation

Namoya consists of six separate prospects, namely Mwendamboko, Muviringu, Kakula, Namoya Summit, Seketi and Kangurube. Namoya Mining S.A. is currently focussing further investigation on the occurrence of gold at Kakula West, Kakula-Namoya Summit, Kimbala, Matongo and Filon B.

Mwendamboko
The main lithologies of the Mwendamboko and Muviringu deposits are Proterozoic in age, and have undergone low grade greenschist facies metamorphism. These consist of schists of varying compositions, and darker green bands of dolerite. These units are generally steeply dipping towards the northeast and have a general northwest-southeast strike. The mineralized quartz veins are sub-vertical with numerous pinch and swell features. These stockworks dip steeply to the northeast but the schistosity is sub-vertical. At Mwendamboko and the northeastern part of Muviringu, the stockwork zones are parallel to schistosity and strike northwest-southeast and have a sub-vertical dip.

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

Deposit Types

The Namoya project, even though segmented into separate prospects, boasts one type of gold mineralisation style. The following deposit characteristics have been noted:

•	gold mineralisation hosted within quartz veins and quartz stockworks, striking in a northwest-southeast direction;
•	prevalence of tourmaline crystals within the quartz veins;
•	deformation structures within the quartz veins, resulting in irregular sheets, nested vein sets, ladder veins and micro-veinlets, characteristic of shearing;
•

no granitic intrusions in the immediate area of the Namoya orebody (as a possible source of tourmaline) although quartz porphyry intrusions have been intersected by drill holes at Namoya Summit and Muviringu signifying potential for a deep seated granitic body; and

•	sericite/chlorite schists, sometimes with carbonates, indicative of a magmatic and hydrothermal processes.

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

Intrusion related gold deposits occur in a number of forms, including:

•	sheeted quartz veins and veinlets;
•	flat quartz veins;
•	quartz breccias and stockworks;
•	disseminated greisens; and
•	dyke/sill hosted veinlets.

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

Namoya Exploration Program - 2013 to 2016

In 2013, the Namoya geological team focused on works related to Namoya mine development. The activities included the following:

-

reverse circulation drilling and water pumping test of boreholes on and around the tailings management facility (TMF) and heap leach pad to determine underground water quality as mining operations draw near;

-	diamond drilling for geotechnical studies on proposed heap leach site, TMF site and waste dump site;
-	selective auger drilling and pitting programs at the heap leach and TMF sites;
-	investigation and identification of local source for collecting gravels for construction of water monitoring holes to replace the external supply sources;
-	complete reverse circulation drilling of six boreholes for the processing plant water supply;
-	excavation of pits for geotechnical test works for raw water supply at the historical plant water supply dam site;
-	mapping and diamond drilling of dolerite body at Kibiswa for demarcation and use as construction aggregates quarry;
-	reverse circulation drilling of 462 blastholes for blasting of Kibiswa dolerites;
-	oxidation logging of reverse circulation holes drilled at the heap leach pad and also oxidation re- logging of selected diamond drill holes selected across all the Namoya deposits;
-	undertaking trial and operational grade control at Seketi and Mwendamboko;
-	pitting program at Matete site proposed for the relocation of artisanal miners from the Namoya mine foot print.

In 2014, an exploration review for potential brownfield targets was carried out during the last quarter. The aim was to identify potential definition drilling targets for quick resource and reserve additions. This involved a desk review of all previous work undertaken, and targets for potential resource upgrade and growth were refined. The review was followed by two months of field work which included trenching, channeling and pit sampling. Initial focus was on the Namoya Summit-Filon B area and other new exposures made available in road cuts in Seketi and Kakula due to mine development.

The focus of 2015 exploration activities at Namoya was to generate and define near-mine exploration targets for follow-up drilling, aimed at increasing resources and enhancing the mine’s future economics and profitability. Activities were preceded by a follow-up auger drilling program in the Namoya Summit, Seketi and Bulawayo prospects, targeting untested soil anomalies. Follow-up RC drilling was focused on the footwall and hanging wall mineralization zones, in the Namoya Summit orebody, and in the historically high grade Filon B zone. A total of 50 RC drill holes were completed using an in-house rig during 2015. A total of 3,718 metres were drilled, generating 3,797 RC samples. Auger drilling for the year achieved a total of 977 auger holes for 2,632.10 metres generating 3,331 auger samples. A total of 235.30 metres of channels were completed generating 244 channel samples. Significant intersections and a discovery of new mineralized zones in the Filon B and Namoya Summit Hanging Wall formed the highlight of Namoya exploration during 2015, as detailed in the Company’s press releases dated September 18, 2015 and February 24, 2016 (copies of which press releases can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov).

The 2016 exploration activities at Namoya were aimed at replacing depleted resources, and generating new resource through near-mine in-house delineation drilling, within the 2.5 kilometre strike of the Namoya deposits. Exploration activities included RC drilling to convert in-pit inferred resources to the higher confidence indicated category at the Kakula and Muviringu deposits and resource delineation drilling at the Namoya Summit deposit and Bulawayo and Seketi prospects. In addition, auger drilling and channel sampling were undertaken at the various deposits and prospects around Namoya. The following work statistics were achieved during the year:

•	a total of 44 RC drill holes for 3,131 metres generating 3,245 RC samples;
•	a total of 1,684 auger holes completed for 4,511.75 metres generating 6,165 auger samples;
•	some 278.00 metres of channels were opened for 280 channel samples;
•	a total of 2 pits completed with 6 pit samples collected from 6.00 metres; and
•	30 rocks chips were collected for gold assaying.

Reference is made to the Company’s press release dated March 29, 2017 which announced the discovery of a new mineralized zone at Namoya and provided updates on the Company’s ongoing near-mine reverse circulation drilling program at the Namoya mine (a copy of the press release can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov).

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

Mineral Resource and Mineral Reserve Estimates

In a press release dated April 19, 2016, the Company announced updated mineral resource estimates and mineral reserve estimates for the Namoya property, which are set out in the following tables. The said press release is filed as an exhibit to and is incorporated by reference into, and forms part of, this Form 20-F. A copy of the said press release can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Namoya Mineral Resources (effective date: December 31, 2015)

Category	Tonnes (Mt)	Grade (g/t Au)	Gold (Moz)
(Oxide & Free-Milling)
Measured	20.44	2.02	1.33
Indicated	5.24	1.73	0.29
Measured and Indicated	25.68	1.96	1.62
Inferred	5.03	1.63	0.26

The above mineral resource estimates for Namoya consist of in situ mineral resources at a 0.4 g/t Au cutoff grade constrained within a US$1,600 per ounce optimized pit shell. Below are the key assumptions, parameters and methods used to estimate the above mineral resources for Namoya:

•	wireframing was restricted to borehole intersections above a 0.4 g/t Au cut-off grade;
•	gold grades have been determined using Ordinary Kriging interpolation into a 3-dimensional block model constrained by mineralization wireframes;
•	the mineralization models were constrained within the wireframe with primary block dimensions of 20 metres N-S (along strike), 20 metres E-W (across strike) and 10 metres in the vertical direction;
•	estimation used dynamic anisotropy;
•	datamine Studio 3TM was the modelling package; and
•	at all times, the relationship between geology, mining and economic factors was taken into account.

Cautionary Statements

Mineral resources that are not mineral reserves do not have demonstrated economic viability. There is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves. U.S. investors should read the "Cautionary Note to U.S. Investors Regarding Reserve and Resource Estimates" above concerning the difference between "resources" and "reserves".

Namoya Mineral Reserves (effective date: December 31, 2015)

Category	Tonnes (Mt)	Grade (g/t Au)	Gold (Moz)
Proven	17.90	2.10	1.21
Probable	3.04	1.53	0.15
Total Proven and Probable	20.94	2.02	1.36

Note: Rounding of numbers may result in computational discrepancies. Mineral reserves are included in the mineral resources.

Key assumptions used for the determination of the above mineral reserve estimates for Namoya are set out below:

Input data	Units
Gold price	US$1,200 per ounce
Mining costs	US$3.15/tonne mined
Processing costs	US$10.30/tonne processed
General and administration costs	US$5.78/tonne processed
Royalties and selling costs	US$66.63/ounce
Mining dilution	5% at zero grade
Reserves cut-off grade	0.43 g/t Au recoverable
Mining recovery	100%
Pit slopes	40 to 50 degrees
Metallurgical recovery	Oxides (88%), Transitional (84%), Fresh (80%)

Mining Operations

Namoya’s efforts during 2016 were focused on the ramp up from commercial production operating levels to design capacity, including increasing mining and processing productivity levels.

			Prior Quarter			Prior Year
NAMOYA MINE	Q4 2016	Q3 2016	Change %	2016	2015	Change %
Gold sales (oz)	22,575	27,963	(19%)	90,470	47,409	91%
Gold produced (oz)	24,054	28,190	(15%)	93,253	47,837	95%
Material mined (t)	2,950,552	2,709,422	9%	9,547,497	4,768,041	100%
Ore mined (t)[1]	666,037	602,183	11%	2,100,169	1,179,096	78%
Waste mined (t)	2,284,515	2,107,239	8%	7,447,328	3,588,945	108%
Strip ratio (t:t)[2]	3.43	3.50	(2%)	3.55	3.04	17%
Ore stacked (t)[1]	653,049	656,724	(1%)	2,209,212	1,416,156	56%

			Prior Quarter			Prior Year
NAMOYA MINE	Q4 2016	Q3 2016	Change %	2016	2015	Change %
Head grade (g/t Au)[3]	1.78	1.87	(5%)	1.89	1.88	1%
Cash cost per ounce ($US/oz)	830	740	12%	814

(1) The difference between ore mined and ore stacked is, generally, the result of the depleting of lower grade ore.
(2) Strip ratio is calculated as waste mined divided by ore mined.
(3) Head grade refers to the indicated grade of ore stacked.

Mining productivity during 2016 increased significantly over 2015 as Namoya continued to move increased tonnes in line with the mining program. Tonnes stacked in 2016 increased 56% from the prior year to 2,209,212, including 1,309,773 tonnes stacked during the second half of 2016 which was in line with design capacity. Increased productivity levels throughout the operation were supported by additional mining equipment which provided a direct contribution to the 100% increase in material mined including the 78% increase in ore mined compared to prior year. Namoya produced 93,253 ounces of gold in 2016, reflecting the ramp up from commercial production during the first half of 2016 to steady state operating levels.

Mining productivity during the fourth quarter of 2016 continued to improve with a 9% increase in material mined compared to the third quarter of 2016. Processing levels during the fourth quarter of 2016 were in line with the previous quarter which was in line with design capacity. Gold production at Namoya during the fourth quarter of 2016 was 24,054 ounces, a decrease of 15% compared to 28,190 in the third quarter of 2016, primarily as a result of lower head grades stacked during the latter parts of the third quarter and the earlier parts of the fourth quarter.

Mining

A total of 9,547,497 tonnes of material was mined during 2016 (2015 – 4,768,041 tonnes), including ore mined of 2,100,169 tonnes (2015 – 1,179,096 tonnes). While total tonnes mined increased approximately 100%, ore mined only increased approximately 78%, resulting in the strip ratio increasing from 3.04 to 3.55. The mining cost per tonne stacked decreased in the second half of 2016 as a result of the increase in tonnes stacked partially offset by the increase in gross mining costs as a result of the increased tonnes mined.

Processing

During 2016, 2,209,212 tonnes of ore was stacked (2015 – 1,416,156 tonnes), representing a 56% increase from the prior year, as Namoya’s processing activities reach design capacity in the second half of the year. The processing cost per tonne stacked decreased in the second half of 2016 as a result of the increase in tonnes stacked, driven by the delivery of ore from mining operations and improved utilization levels. Recoveries at Namoya are trending towards 80%, which is consistent with prior and on-going metallurgical test work.

Sustaining Capital Activities

During 2016, sustaining capital at Namoya was approximately $10.5 million, consisting of the extension of the heap leach pad and mobile equipment.

Namoya Exploration Program Planned for 2017

The 2017 exploration activities at Namoya are planned to focus on near-mine brownfield resource conversion and generation drilling aimed at replacing and growing depleted resources within the 2.5 kilometre mine footprint. Planned exploration activities include a total of 7,500 metres of RC and 3,000 metres of diamond drilling. The planned activities include the following:

•	drilling of 6,500 metres of RC at the Namoya Summit Hanging Wall zone, Seketi, Kangurube West and Bulawayo targets to generate additional resources;
•	drilling of 1,000 metres of in-pit resource conversion RC drilling within the Muviringu pit aimed at upgrading inferred portions of the pits to indicated resource for inclusion into reserves;
•

undertaking 3,000 metres of follow-up diamond drilling at the advanced Namoya Summit Hanging Wall Zone, Bulawayo and Seketi targets, to provide structural, lithological and mineralisation information; and

•

continuing with low-cost target generation activities throughout the year focused on near-mine opportunities in the north-western end of the Mwendamboko deposit, the gap between Namoya Summit and Kangulube deposit and in the Foot Wall Zone at Namoya Summit.

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

Overall, project-wide diamond drilling statistics at the Lugushwa project since 2005 to the end of 2012 stood at 24,894.00 metres for 200 diamond drill holes from which a total of 26,464 core samples were collected for gold assaying. The comparative diamond drilling production in Lugushwa since 2005 to December 2012 is represented in the figure below.

Lugushwa Exploration Activities – 2013 to 2016

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

In 2015, due to the continuing objective of conserving funds to support the mining operations, exploration activities at Lugushwa were focused on grassroots target generation and low cost follow-up work. Grassroots target generation activities were focused on a regional BLEG sampling program conducted in the southwestern part of the concession. A total of 7 BLEG samples were collected in the area. Follow-up activities included wildcat soil sampling in targets located north east of the Lugushwa concession. A total of 108 soil samples were collected from a 320 metre by 40 metre wildcat grid. Geological mapping and channel sampling were undertaken in the G8-Kolo, Bata and Miasa prospects. Significant results from these activities included a channel intersection at the G8-Kolo prospect measuring 15.20 metres grading 3.38 g/t Au from 0.00 metres and 2 anomalous gold-in-soil anomalies (greater than 50 ppb Au in soils) from Miasa and Nyangurube with over 1,000 metres of strike extension and a width of up to 300 metres. Limited activities (mainly follow-up mapping and reconnaissance alluvial pitting activities) were conducted within the already known 5 kilometre-long mineralization area spanning from Minkumbu in the southwest to Kimbangu and G7 prospects in the central part of the Lugushwa project.

In 2016, the Lugushwa exploration objectives remained focused on site maintenance and low cost target generation activities in line with Company strategy. The low cost grassroots activities at Lugushwa during the year included the following:

•	geological mapping concurrently with channel sampling at the Minkumbu, G8-Kolo, Kelekele, Kilunga and Kabonzo-Miasa prospects;
•	wide-spaced soil gridding and sampling at the Kabonzo-Miasa prospect;
•	infill and follow-up auger drilling in the Minkumbu, Mulezi, Carriere A, Kilunga, G8-Kolo, Kelekele, Kabonzo-Miasa prospects; and
•	drill sites preparation for the upcoming RC drilling programme at the Mulezi, Kamasani and G8-Kolo prospects.

By the end of 2016, 300 auger holes were drilled for 1,838 auger samples equivalent to 1,581.35 metres. A total of 184.20 metres of channeling for 193 channel samples were collected. Wide-spaced soil sampling was undertaken for a total of 97 soil samples from a 3.28 line kilometer grid.

Lugushwa Exploration Program Planned for 2017

In 2017, the Lugushwa exploration program is planned to continue to focus on low level ground maintenance activities aimed at generating new targets and refining existing prospects in anticipation of future follow-up drilling. Activities are planned to include the following:

•	infill and follow-up auger drilling in the northern prospects at Kabonzo-Miasa, G8-Kolo and Kilunga to generate new targets;
•	surface geological mapping and channelling in existing prospects to trace out possible extensions and provide better understanding of the geology and mineralisation;
•	BLEG sampling programme in the northern part of the Lugushwa concession
•	soil sampling (infill and follow-up) to generate new targets from anomalous stream sediments and ultra-fine BLEG sampling in the northern part of the Lugushwa concession

Lugushwa Mineral Resources

In a press release dated April 19, 2016, the Company announced updated mineral resource estimates and mineral reserve estimates in respect of its DRC projects. The current mineral resource estimates for the Lugushwa project are set out in the following table (the effective date of these estimates is December 31, 2015). The said press release is filed as an exhibit to and is incorporated by reference into, and forms part of, this Form 20-F. A copy of the said press release can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Category	Tonnes (Mt)	Grade (g/t Au)	Gold (Moz)
(Oxide)
Indicated	16.91	1.35	0.73
Inferred	6.17	1.56	0.31
(Transition & Fresh)
Inferred	65.01	1.54	3.22

Note: The above estimates use a 0.4 g/t Au cut-off grade.

Cautionary Statements: Mineral resources that are not mineral reserves do not have demonstrated economic viability. There is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves. U.S. investors should read the "Cautionary Note to U.S. Investors Regarding Reserve and Resource Estimates" above concerning the difference between "resources" and "reserves".

There are currently no mineral reserve estimates for the Lugushwa project.

Lugushwa Technical Report

Reference is made to the technical report on the Lugushwa project dated March 15, 2013 and entitled "Independent National Instrument 43-101 Technical Report on the Lugushwa Gold Project, South Kivu Province, Democratic Republic of the Congo" (the "Lugushwa Technical Report"), a copy of which report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov. Sections 4 to 10 of the Lugushwa Technical Report (which sections are entitled "Accessibility, Climate, Local Resources, Infrastructure and Physiography", "History", "Geological Setting and Mineralisation", "Deposit Types", "Exploration", "Drilling", and "Sample Preparation, Analyses and Security" respectively) are filed as an exhibit to and are incorporated by reference into, and form part of, this Form 20-F.

Kamituga

Previous Exploration and Mining

The Kamituga project is located approximately 100 kilometres south west of the city of Bukavu in the South Kivu Province of the eastern DRC. The Kamituga project is comprised of three exploitation permits, namely PE37, PE39 and PE 40.

Gold was first reported in the Kamituga region from rich alluvial sources in the 1920s. Regional infrastructure was developed from 1930 to 1938, when intense alluvial exploration and exploitation took place. Exploration in the Mobale River was carried out from 1933 to 1935 with exploitation being undertaken from 1937 to 1996. Historical records suggest approximately 850,000 ounces of gold were recovered from the period 1924 to 1960. Mining of the rich quartz reefs started in 1937, with commissioning of a cyanide flotation plant. The principle mining method employed was underground room and pillar, utilizing 50 metre panels and approximately 20% pillars. It is estimated that from 1936 to 1966, more than 804,000 ounces of gold were recovered from the D3-Mobale mine. Limited open pit mining was also undertaken in the Tshanda area, east of the Mobale mine. The mining activities at Kamituga were stopped in 1996 following civil unrest.

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

Cautionary Statements: Mineral resources that are not mineral reserves do not have demonstrated economic viability. There is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves. U.S. investors should read the "Cautionary Note to U.S. Investors Regarding Reserve and Resource Estimates" above concerning the difference between "resources" and "reserves".

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

From 2005 to 2010, Banro undertook extensive regional exploration of the Kamituga project utilizing airborne geophysics (magnetic and radiometric surveying) and remote sensing (LiDar surveys). Subsequent interpretation of the regional dataset led to the planning of a ground follow-up program, which was launched in February of 2011. The primary focus of the 2011 exploration campaign was to review, verify and ground-truth known mineralised zones within the 5 kilometre-long central Kamituga area. This area consists of 5 known prospects and mining centres which were operational during the SOMINKI period. They include Mobale (including D3, Tobola and Tshanda), G15, G22, Filon 20 and Kalingi. The program comprised of soil geochemistry, geological mapping, auger drilling and trenching. The 2011 exploration work at the Kamituga project included the following:

•	8.64 kilometre by 3.72 kilometre area covered by soil geochemistry;
•	4,867 soil samples collected over the grid;
•	691 auger drill holes representing 3,664 samples collected;
•	133.40 metres of adit sampling completed;
•	3,339.45 metres of trenching representing 3,374 samples completed;
•	530 rock chip samples collected and submitted for Au assaying; and

•	4 RC drill holes completed representing 374 samples.

By using a threshold of 100 ppb gold over the completed grid, the soil geochemistry results received from laboratory outlined 5 significant gold-in-soil anomalies. The anomalies include the following:

•	Mobale (including Tshanda, D3 and Tobola) – 2.00 kilometre long by 1.00 kilometre wide;
•	Kibukila prospect (including Filon 20) – 2.5 kilometre long by 0.30 kilometre wide;
•	G15 prospect – 1.0 kilometre long by 0.20 kilometre wide;
•	G22 prospect – 0.5 kilometre long by 0.30 kilometre wide;
•	Kalingi prospect – 3.0 kilometre long by up to 0.20 kilometre wide zone of spot anomalies.

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

The 2012 exploration activities in the Kamituga project included gridding, soil sampling, geological mapping, trenching, auger drilling, RC drilling, diamond drilling and geophysics survey (Induced Polarity (IP) and Pole-Dipole (PDP)). Gridding during 2012 focused on the extension of the central Kamituga soil grid to the southwest (Kobokobo) and northwest (Manungu) with the aim of generating additional targets. A total of 3,311 soil samples were collected (at a grid spacing of 160 metres x 40 metres) for gold analysis. Using a threshold value of 100 ppb, assay results received from the laboratory highlighted an open-ended zone gold-in-soil anomaly at the south-western part of the Kobokobo grid.

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

Details of the results of the Company’s exploration activities in Kamituga during 2012 are included in the press release of the Company dated November 15, 2012 entitled "Banro Provides Exploration Update for Projects in the DRC, Including Significant Drill Intersections at Namoya, Lugushwa and Kamituga". The said press release is incorporated by reference into, and forms part of, this Form 20-F. A copy of the said press release can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

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

Kamituga Exploration Program – 2013 to 2016

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

During 2015 and similar to Lugushwa, low level exploration activities at Kamituga were focussed in regional grassroots target generation and limited follow-up work in existing prospects. Grassroots activities involved a regional BLEG sampling program covering significant areas in previously untested grounds in the concession. A total of 68 soil samples were collected around the concession. Wildcat soil sampling programs in the southeast (Lumembe) and northwest (Nyabongo) of the concession were undertaken generating 250 soil samples from 320 metre by 40 metre grids. As a result of these activities, several BLEG anomalies have been identified in more than five catchment areas. In addition, the wildcat Lumembe soil samples returned anomalous gold-in-soil values (greater than 80 ppb gold-in-soil) defining zones with over 800 metres of strike length and up to 300 metres in width. Follow-up activities involved auger drilling, channel sampling and geological mapping in the known prospects of Kibukila, G22, Filon 20 and Kobokobo.

In 2016, Kamituga exploration work continued to focus on grassroots and target generation work. Kamituga exploration activities involved soil geochemistry, stream sediment sampling, BLEG sampling, geological mapping and channel sampling in the various prospects and target areas. These included the Mobale, Kibukila, G22, G15, Lumembe, Sugulu and Miseghe prospects.

Kamituga Exploration Program Planned for 2017

In 2017, exploration activities at Kamituga are planned to focus on low level follow-up of anomalous BLEG catchments and prospects with soil anomalies aimed at generating a significant number of targets for drilling in the future. These include the following;

•	follow-up stream sediments sampling over the Nyakarangwa and Sugulu catchments using a total of 70 stream sediments, aimed to define the source of BLEG anomalies in the second half of 2017;
•	first pass soil gridding and geochemical sampling over the Nyakarangwa, Itabi, Lusungu and Sugulu targets using a total of 160 line kilometres for 4,000 soil samples;
•	first pass auger drilling over the Nyakarangwa, Itabi, Lumembe and Kobokobo prospects where 1,050 auger holes for 4,200 metres have been planned in the second half of 2017;
•

follow-up geological mapping and channel sampling at Itabi, Sugulu, Kobokobo, G22 and Mobale, where a total of 1,400 channel samples will be collected and analyzed for gold in the second and third quarters of 2017; and

•	in-house IP (Induce Polarization) survey work to be conducted over the Kibukila, G22, G15 and Kobokobo prospects to assist with refining subsurface geological structures and mineralization.

Other Exploration Properties

The Company's DRC subsidiary, Banro Congo Mining S.A., holds 14 exploration permits covering a total of 2,638 square kilometres of ground located between and contiguous to the Company's Twangiza, Kamituga and Lugushwa properties and northwest of Namoya. The applications for these permits were originally filed with the Mining Cadastral in the DRC, shortly after implementation of the DRC's new Mining Code in June 2003, and were awarded to Banro Congo Mining S.A. in March 2007.

In June 2016, the mining authority of the DRC (CAMI) granted a renewal of exploration permit number 3873, located to the south of the Twangiza concession. A reconnaissance exploration program was then conducted in respect of this permit area aimed at tracing a potential southward extension of the Twangiza mineralized structure. Results from the reconnaissance work confirmed the presence of a Twangiza-like rock package affected by similar hydrothermal alteration. Some initial stream sediment samples collected returned with significant values in support of a potential extension of mineralization into the area.

Depending on the availability of funds, limited exploration activities are planned to be undertaken in 2017 in respect of the Banro Congo Mining S.A. properties. These include:

•

an initial regional scale BLEG sampling program over Mwenga, Tunkele, Pangi and exploration permit 3873 by collecting some 100 BLEG samples aimed to define broadly anomalous catchments to help with the focusing of exploration activities; and

•

limited regional scale and reconnaissance geological mapping, channel and rock chips sampling accompanying the BLEG program and follow-up over known workings. A total of 900 metres of channel sampling for 900 channel samples, 100 rock chip samples and 2,500 soil samples have been planned to cover the areas.

Qualified Person

Daniel K. Bansah, the Company’s Head of Projects and Operations and a "qualified person" (as such term is defined in NI 43-101), is responsible for the technical information in this Form 20-F relating to the Company’s mineral properties. Mr. Bansah has reviewed and approved such information.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

See the management's discussion and analysis of the Company for the year ended December 31, 2016 ("MD&A") incorporated by reference into this Form 20-F as Exhibit 15.1.

A.	Operating Results

See the MD&A incorporated by reference into this Form 20-F as Exhibit 15.1.

B.	Liquidity and Capital Resources.

See the MD&A incorporated by reference into this Form 20-F as Exhibit 15.1.

C.	Research and Development, Patents and Licenses, etc.

Not applicable.

D.	Trend Information

The Company has two gold mines, Twangiza and Namoya. Twangiza began commercial production September 1, 2012 and Namoya began commercial production January 1, 2016.

The cyclical nature of the price of gold is expected to have an effect on the Company's future operating results, liquidity and capital resources. If the price of gold or the worldwide demand for gold decreases, there would be an adverse effect on the profitability of the Company’s two gold mines.

E.	Off-Balance Sheet Arrangements.

The Company does not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following information is as of December 31, 2016 and in thousands of United States dollars:

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Operating leases	$840	$369	$471	-	-
Finance lease	$1,092	$1,092	$-	-	-
Equipment financing	$8,282	$5,867	$2,415	-	-
Bank loans	$9,513	$9,513	$-	-	-
Derivative instruments	$11,958	$9,018	$2,940	-	-
Long term debt	$207,500	$197,500	$10,000	-	-
Interest on long term debt	$11,198	$10,533	$665	-	-
Total	$250,383	$233,892	$16,491	-	-

G.	Safe Harbor

Not applicable.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth, as of the date hereof, the name and municipality of residence of the directors and executive officers of the Company, as well as their current position(s) with the Company and period of service as a director (if applicable).

Name and	Current Position(s)
Municipality of Residence	with the Company	Director Since

Richard W. Brissenden	Chairman of the Board and a director	December 11, 2013
Toronto, Ontario, Canada

John A. Clarke (3)	Chief Executive Officer,	February 3, 2004
Cardiff, United Kingdom	President and a director

Maurice J. Colson (1)(2)	Director	June 28, 2013
Toronto, Ontario, Canada

Peter N. Cowley (2) (3)	Director	January 13, 2004
Surrey, United Kingdom

Jiongjie Lu	Director	June 29, 2016
Beijing, People's Republic of China

Mick C. Oliver (1) (2) (3)	Director	May 20, 2015
Datchet, United Kingdom

Derrick H. Weyrauch (1)	Director	December 11, 2013
Stouffville, Ontario, Canada

Daniel K. Bansah	Head of Projects and Operations	Not applicable
East Legon, Accra, Ghana

Geoffrey G. Farr	Vice President, General Counsel	Not applicable
Toronto, Ontario, Canada	and Corporate Secretary

Arnold T. Kondrat	Executive Vice President	Not applicable
Toronto, Ontario, Canada

David Langille	Chief Financial Officer	Not applicable
Richmond Hill, Ontario, Canada

Donat K. Madilo	Senior Vice President,	Not applicable
Mississauga, Ontario, Canada	Commercial and DRC Affairs

Désire Sangara	Vice President, Government Relations	Not applicable
Kinshasa, Democratic Republic of the Congo

_______________

(1)	Member of the audit committee of the board of directors of the Company (the "Audit Committee").

(2)	Member of the compensation and nominating committee of the board of directors of the Company (the "Compensation Committee").

(3)	Member of the health, safety, environment and technical committee of the board of directors of the Company (the "Technical Committee").

Richard W. Brissenden - Mr. Brissenden is a mining executive and corporate director with over thirty years of experience in the resource sector. A Chartered Professional Accountant (CPA, CA) and Certified Director (ICD.D), he has served on the board and audit committee for a number of TSX-listed mining companies. As chairman and president of TSX-listed Excellon Resources Inc. from 1991 to 2008, he led the company through the discovery, development and production stages of a high-grade silver/lead/zinc mine in Northeastern Mexico. He was also president of a gold producer in Alaska, and president of a mine finance house with interests in over fifty junior mining companies. He is a member of the Institute of Chartered Accountants of Ontario and the Institute of Corporate Directors.

John A. Clarke – Dr. Clarke has served as the Chief Executive Officer of Nevsun Resources Limited, which successfully brought the Bisha Mine into production in Eritrea. Prior to joining Nevsun in 1997, Dr. Clarke was an Executive Director of Ashanti Goldfields Company Limited of Ghana, where he established Ashanti's gold exploration program throughout sub-Saharan Africa. Dr. Clarke holds a Ph.D. in metallurgy from Cambridge University and M.B.A. from the University of Middlesex. He is also a non-executive director of Great Quest Fertilizer Ltd. Dr. Clarke has served as the Chief Executive Officer and President of Banro since March 2013.

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

Peter N. Cowley – Mr. Cowley is a geologist with 45 years’ international experience in the minerals industry, mainly in Africa. From June 2004 until September 2007, Mr. Cowley was Chief Executive Officer of Banro and from June 2004 until March 2008 he was President of Banro. He was Chief Executive Officer and President of Loncor Resources Inc. (a gold exploration company listed on the Toronto Stock Exchange) from October 2009 to February 2015. Mr. Cowley has a B.Sc. (Honours) degree in Geology from Bedford College (University of London), a M.Sc. in Mineral Exploration from the Royal School of Mines and a M.B.A. from the Strathclyde Business School. Mr. Cowley is also a Fellow of the Institute of Materials, Minerals and Mining. From 1989 to 1996, Mr. Cowley was Technical Director of Cluff Resources and during this period was directly responsible for the discovery and development of the Ayanfuri mine in Ghana and the Geita mine in Tanzania. In 1996, with the acquisition of Cluff Resources PLC by Ashanti Goldfields Company Limited, Mr. Cowley was appointed Managing Director of Ashanti Exploration, where he managed the exploration activities of Ashanti Goldfields Company Limited throughout Africa. He was Managing Director of Ashanti Exploration until the end of May 2004 when he joined Banro. Mr. Cowley is currently a director of Cluff Natural Resources plc.

Jiongjie Lu – Mr. Lu is an investment executive focused on mining investment. Currently, he serves as CEO of Baiyin International Investment Ltd, where he developed the international investment platform for Baiyin Nonferrous Group, and has invested in several previous metals and based metals companies, including Banro. Prior to joining Baiyin in 2015, he was a director of Long March Capital, which co-invested with Baiyin into Gold One and Sibanye Gold in South Africa, and developed the streaming business with Baiyin. He holds a bachelor degree of mathematics and physics, and a master degree of finance from Tsinghua University.

Mick C. Oliver - Mr. Oliver has 39 years’ experience in the mining sector. From 1996 to 2014, he held senior positions with CIBC World Markets Inc., becoming in 2011 Managing Director (Head of Mining Team) in the global mining investment banking group. Prior to this, he worked for 10 years with HSBC covering natural resources, where, from 1990 to 1996, he was Partner, Corporate Finance. Mr. Oliver is currently Managing Director of Natural Resources Global Capital Partners, an independent advisory business offering financial and technical advice to the global natural resource sector. Mr. Oliver began his career as a mining engineer, with eight years of managerial experience in precious and base metals in Zambia and South Africa. He graduated from Nottingham University in 1976 with a joint mining/geology degree and from the University of the Witswatersrand, South Africa in 1985 with an MBA.

Derrick H. Weyrauch – Mr. Weyrauch is a Chartered Professional Accountant (“CPA CA”) with over 27 years of experience that includes corporate financial management, corporate restructuring, financings, strategic planning and merger & acquisition transactions. He has held a number of CFO positions in publicly-listed mining companies. Previously, he served on the audit, health & safety committee and chaired two special committees for the board of directors of a TSX-listed gold mining company. Mr. Weyrauch earned his Chartered Accountant designation in 1990 while working at KPMG, he is a member of CPA Ontario and the Institute of Corporate Directors and he holds a Bachelors of Arts degree in Economics.

Daniel K. Bansah – Mr. Bansah has over 27 years’ experience in the gold mining industry. He has an MSc in Mineral Exploration with Distinction from Leicester University, UK and is a Member and a Chartered Professional of AusIMM. Mr. Bansah was Banro's Vice President of Exploration from 2007 to 2013. Prior to joining Banro in 2004, he was the Group Mineral Resource Manager with Ashanti Goldfields, with responsibilities for the coordination, auditing and compilation of Ashanti's Mineral Resources and Ore Reserves in Africa.

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

Arnold T. Kondrat - Mr. Kondrat is the Company's principal founder and has over 30 years of management experience in the resource exploration industry. During this time he has been an officer and director of a number of publicly-traded resource exploration companies, in both Canada and the United States. Mr. Kondrat is the principal founder and Chief Executive Officer, and a director, of Loncor Resources Inc. (a gold exploration company listed on the Toronto Stock Exchange with projects in the eastern DRC), Gentor Resources Inc. (a mineral exploration company listed on the TSX Venture Exchange) and Delrand Resources Limited (formerly a mineral exploration company, currently undertaking a change of business). He is also President of Sterling Portfolio Securities Inc. (a private venture capital firm based in Toronto).

David Langille – Mr. Langille is a senior strategic finance executive with over 29 years of international public company experience. His mining industry experience includes corporate finance, corporate development and financial leadership and oversight of operational requirements. Most recently, Mr. Langille served as CFO of North American Palladium Ltd. Before that, he served in senior financial positions for various international public companies including Breakwater Resources Ltd., Lindsey Morden Group Inc., Capital Environmental Resources Inc., Cott Corporation and TVX Gold Inc. Mr. Langille holds CPA, CA and CMA designations and received an Honours Bachelor of Business Administration from Wilfrid Laurier University.

Donat K. Madilo – Mr. Madilo has over 27 years of experience in accounting, administration and finance in the DRC and North America. He is Senior Vice President, Commercial and DRC Affairs at Banro, Chief Financial Officer of each of Loncor Resources Inc. and Gentor Resources Inc., and Treasurer of Delrand Resources Limited. Mr. Madilo’s previous experience includes Chief Financial Officer of Banro, director of finance of Coocec-ceaz (a credit union chain in the DRC) and senior advisor at Conseil Permanent de la Comptabilité au Congo, the accounting regulation board in the DRC. He holds a Bachelor of Commerce (Honours) degree from Institut Supérieur de Commerce de Kinshasa, a B.Sc. (Licence) in Applied Economics from University of Kinshasa and a Masters of Science in Accounting (Honours) from Roosevelt University in Chicago.

Désire Sangara – Mr. Sangara has over 19 years’ professional experience in the DRC’s exploration and mining sector. He previously held senior positions with the Belgium-Luxemburg mining company, Mindev, and with Ashanti Goldfields, where for seven years he was the company's country manager. He has a Masters degree in management from E.D.C. (Paris).

There are no family relationships among any of the Company's directors or senior management.

Other than as described below, there is no arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or officer of the Company.

To the knowledge of the Company, RFW Banro Investments Limited ("RFWB") is currently the largest shareholder of the Company, holding 50,000,000 (or 16.48%) of the outstanding common shares of the Company. Pursuant to the terms of the private placement transaction under which RFWB acquired its common shares of the Company, for so long as RFWB holds at least 10% of the outstanding common shares of Banro RFWB has the right to nominate one person for election to the board of directors of the Company at the annual shareholders’ meeting. As per this right, Mr. Jiongjie Lu was nominated and elected a director of the Company at the annual and special meeting of shareholders of the Company held on June 29, 2016.

As part of the proposed Recapitalization (see Item 10.B. of this Form 20-F), the board of directors of the Company, immediately prior to the implementation of the Recapitalization, shall be deemed to have resigned and a new board shall be deemed to have been appointed. The board of directors of the Company, effective as of the implementation of the Recapitalization, shall be initially comprised of one director acceptable to “RFW”, one director acceptable to “Gramercy”, the Chief Executive Officer of Banro and four independent directors acceptable to RFW, Gramercy and “BlackRock”, provided that such composition complies with applicable laws and any requirements of the Toronto Stock Exchange and the NYSE MKT LLC (see Item 10.B. of this Form 20-F for the definitions of RFW, Gramercy and BlackRock).

The following sets out those directors of the Company who are presently directors of other issuers that are public companies:

Name	Names of Other Issuers
Richard W. Brissenden	Lexam VG Gold Inc.
McEwen Mining Inc.

John A. Clarke	Great Quest Fertilizer Ltd.

Maurice J. Colson	Stetson Oil & Gas Ltd.
Loncor Resources Inc.
Delrand Resources Limited
Aberdeen International Inc.
China Goldcorp Ltd.

Peter N. Cowley	Cluff Natural Resources plc

Jiongjie Lu	Not applicable

Mick C. Oliver	Not applicable

Derrick H. Weyrauch	Eco Oro Minerals Corp.

Other than the board of directors, the Company does not have an administrative, supervisory or management body.

B.	Compensation

Executive Officers

Summary Compensation Table

The following table provides a summary of the compensation earned by the following named executive officers of the Company (the "NEOs") for services rendered in all capacities during the fiscal year ended December 31, 2016: John A. Clarke, President and Chief Executive Officer of the Company ("CEO"); Kevin Jennings, Senior Vice President and Chief Financial Officer (the "CFO") of the Company until September 20, 2016; David Langille, CFO since November 1, 2016; Arnold T. Kondrat, Executive Vice President of the Company; Donat K. Madilo, Senior Vice President, Commercial and DRC Affairs; and Geoffrey G. Farr, Vice President, General Counsel and Corporate Secretary of the Company.

Name and Principal Position(s)	Year	Salary (US$)	Share- based awards (US$)	Option-based awards (1) (US$)	Non-equity incentive plan compensation - Annual Incentive Plan (US$)	All other Compensation (2) (US$)	Total Compensation (US$)
John A. Clarke CEO	2016	$554,167	N/A	$68,995	Nil	$55,383	$678,545
Kevin Jennings CFO (3)	2016	$251,897	N/A	$47,434	Nil	$27,105	$326,436
David Langille CFO (3)	2016	$58,333	N/A	N/A	Nil	$6,109	$64,442
Arnold T. Kondrat Executive Vice President	2016	$550,000	N/A	$47,434	Nil	$16,264	$613,698
Donat K. Madilo Senior VP	2016	$350,000	N/A	$47,434	Nil	$18,150	$415,584
Geoffrey G. Farr Vice President, General Counsel (4)	2016	$350,000	N/A	$47,434	Nil	$42,386	$439,820

_______________________

(1)

These amounts represent the grant date fair value of the stock options awarded in 2016, calculated in Canadian dollars and then converted to U.S. dollars using an average exchange rate for 2016 of Cdn$1.00 = US$0.7552. Grant date fair value of the stock options granted in 2016 to the NEOs was calculated in accordance with the Black-Scholes model using the share price on the date of grant of Cdn$0.39, with the key valuation assumptions being stock price volatility of 93.54%, risk free interest rate of 0.53%, no dividend yield and expected life of 3 years.

(2)

Each of the amounts shown in this column of the table for each NEO represents life insurance premiums paid by the Company and the "Retention Allowance" (as such term is defined below) accrued in respect of the NEO. The amount of the life insurance premiums paid by the Company in respect of the NEOs in 2016 is as follows: Dr. Clarke: US$9,202; Mr. Jennings: US$7,435; Mr. Langille: US$1,248; Mr. Kondrat: US$4,806; Mr. Madilo: US$10,860; Mr. Farr: US$13,220. The amount of the Retention Allowance accrued in respect of the NEOs in 2016 is as follows: Dr. Clarke: US$46,180; Mr. Jennings: US$19,670; Mr. Langille: US$4,861; Mr. Kondrat: US$nil; Mr. Madilo: US$nil; Mr. Farr: US$29,166.

(3)	Mr. Jennings ceased being CFO on September 20, 2016, and effective November 1, 2016 Mr. Langille was appointed CFO.

(4)	Mr. Farr also holds the position of Corporate Secretary of the Company.

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

Incentive Plan Awards

The following table provides details regarding outstanding NEO option and share-based awards as at December 31, 2016:

Outstanding share-based awards and option-based awards
Name	Option-based Awards					Share-based Awards
	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (2) ($)	Option expiration date	Aggregate value of unexercised in-the- money options (US$) (3)	Number of shares or units that have not vested (#)	Market or payout value of share- based awards that have not vested (US$)
John A. Clarke	April 25, 2016	400,000	Cdn$0.39 (US$0.29)	April 25, 2021	Nil	N/A	N/A
	January 19, 2015	750,000	Cdn$0.20 (US$0.15)	January 19, 2020	$27,930
	May 30, 2014	750,000	Cdn$0.80 (US$0.60)	May 30, 2019	Nil
	Oct. 25, 2013	200,000	Cdn$1.00 (US$0.75)	Oct. 25, 2018	Nil
	Feb. 9, 2012	100,000	Cdn$4.75 (US$3.54)	Feb. 9, 2017	Nil

Kevin Jennings	April 25, 2016	275,000	Cdn$0.39 (US$0.29)	April 25, 2021	Nil	N/A	N/A
	January 9, 2015	1,500,000	Cdn$0.18 (US$0.13)	January 9, 2020	$78,204

David Langille	N/A					N/A	N/A

Arnold T. Kondrat	April 25, 2016	275,000	Cdn$0.39 (US$0.29)	April 25, 2021	Nil	N/A	N/A
	January 19, 2015	500,000	Cdn$0.20 (US$0.15)	January 19, 2020	$18,620
	Oct. 25, 2013	200,000	Cdn$1.00 (US$0.75)	Oct. 25, 2018	Nil

Donat K. Madilo	April 25, 2016	275,000	Cdn$0.39 (US$0.29)	April 25, 2021	Nil	N/A	N/A
	January 19, 2015	350,000	Cdn$0.20 (US$0.15)	January 19, 2020	$13,034
	June 22, 2015	350,000	Cdn$0.43 (US$0.32)	June 22, 2020	Nil
	May 30, 2014	500,000	Cdn$0.80 (US$0.60)	May 30, 2019	Nil
	Oct. 25, 2013	150,000	Cdn$1.00 (US$0.75)	Oct. 25, 2018	Nil
	Feb. 9, 2012	250,000	Cdn$4.75 (US$3.54)	Feb. 9, 2017	Nil

Geoffrey G. Farr	April 25, 2016	275,000	Cdn$0.39 (US$0.29)	April 25, 2021	Nil	N/A	N/A
	January 19, 2015	750,000	Cdn$0.20 (US$0.15)	January 19, 2020	$27,930
	May 30, 2014	500,000	Cdn$0.80 (US$0.60)	May 30, 2019	Nil
	Oct. 25, 2013	150,000	Cdn$1.00 (US$0.75)	Oct. 25, 2018	Nil

Outstanding share-based awards and option-based awards
Name	Option-based Awards					Share-based Awards
	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (2) ($)	Option expiration date	Aggregate value of unexercised in-the- money options (US$) (3)	Number of shares or units that have not vested (#)	Market or payout value of share- based awards that have not vested (US$)
	Feb. 9, 2012	200,000	Cdn$4.75 (US$3.54)	Feb. 9, 2017	Nil

_______________________

(1)

With respect to the stock options granted in 2015 and 2016, one-third of the stock options granted to each optionee vested on the grant date, one-third of the stock options vest on the 12 month anniversary of the grant date, and the remaining one-third vest on the 24 month anniversary of the grant date. With respect to the other stock option grants shown in the table, three quarters of the stock options granted to each optionee vested on the 12 month anniversary of the grant date and the balance vested on the 18 month anniversary of the grant date.

(2)

The exercise price of each of the stock options held by the NEOs is in Canadian dollars. The U.S. dollar figures set out in this column of the table were calculated using the noon exchange rate on Friday, December 30, 2016 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7448.

(3)

This is based on (a) the last closing sale price per share of the Company’s common shares as at December 31, 2016 of Cdn$0.25 as reported by the Toronto Stock Exchange, and (b) converting that price into a price of US$0.19 using the noon exchange rate on Friday, December 30, 2016 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7448.

The following table provides details regarding outstanding NEO option-based awards, share-based awards and non-equity incentive plan compensation, which vested and/or were earned during the year ended December 31, 2016:

Incentive plan awards - value vested or earned during the year
Name	Option-based awards - Value vested during the year (1) (US$)	Share-based awards - Value vested during the year (US$)	Non-equity incentive plan compensation - Value earned during the year (US$)
John A. Clarke	$5,586	N/A	N/A
Kevin Jennings	$42,826	N/A	N/A
David Langille	N/A	N/A	N/A
Arnold T. Kondrat	$3,724	N/A	N/A
Donat K. Madilo	$7,820	N/A	N/A
Geoffrey G. Farr	$5,586	N/A	N/A

_____________________

(1)	Identifies the aggregate dollar value that would have been realized by the NEO if the NEO had exercised all options exercisable under the option-based award on the vesting date(s) thereof.

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

The fees paid by the Company to the non-executive directors of the Company during the financial year ended December 31, 2016 are set out in the table below under "Director Summary Compensation Table".

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

Executive directors of the Company are compensated as employees of the Company and are not entitled to additional compensation for performance of director duties. The only executive director of the Company during 2016 was Dr. Clarke.

Director Summary Compensation Table

The following compensation table sets out the compensation paid to each of the Company's non-executive directors in the year ended December 31, 2016. See “Summary Compensation Table” above for details regarding the compensation paid to Dr. Clarke (the Company's only executive director) as an executive of the Company in respect of services rendered during 2016.

Name	Fees earned (1) (US$)	Share-based awards (US$)	Option-based awards(2) (US$)	Non-equity incentive plan compensation (US$)	All other Compensation (US$)	Total (US$)
Richard W. Brissenden	$90,000	N/A	$38,810	N/A	Nil	$128,810
Maurice J. Colson	$100,000	N/A	$30,185	N/A	Nil	$130,185
Peter N. Cowley	$95,000	N/A	$30,185	N/A	Nil	$125,185
Jiongjie Lu (3)	$25,000	N/A	N/A	N/A	Nil	$25,000
Mick C. Oliver	$80,000	N/A	$30,185	N/A	Nil	$110,185
Derrick H. Weyrauch	$79,000	N/A	$30,185	N/A	Nil	$109,185

_______________________

(1)

Non-executive directors are entitled to annual directors' fees of $50,000, members of the Audit Committee are entitled to additional annual fees of $12,000, the Chairman of the Board of the Company is entitled to additional annual fees of $40,000, members of the Compensation Committee are entitled to additional annual fees of $9,000, members of the Technical Committee are entitled to additional annual fees of $9,000, the Chairman of the Audit Committee is entitled to additional annual fees of $17,000, the Chairman of the Compensation Committee is entitled to additional annual fees of $9,000 and the Chairman of the Technical Committee is entitled to additional annual fees of $9,000. As well, Mr. Colson as lead independent director is entitled to additional annual fees of $20,000.

(2)

These amounts represent the grant date fair value of the stock options awarded in 2016, calculated in Canadian dollars and then converted to U.S. dollars using an average exchange rate for 2016 of Cdn$1.00 = US$0.7552. Grant date fair value of these stock options was calculated in accordance with the Black-Scholes model using the share price on the date of grant of Cdn$0.39, with the key valuation assumptions being stock price volatility of 93.54%, risk free interest rate of 0.53%, no dividend yield and expected life of 3 years. No stock options were received by Mr. Lu during 2016.

(3)	Mr. Lu was a director of the Company for only part of 2016.

Incentive Plan Awards

The following table provides details regarding the outstanding option and share based awards held by non-executive directors of the Company as at December 31, 2016. See "Executive Officers - Incentive Plan Awards" above for a details regarding the outstanding stock options held by the Company's only executive director (Dr. Clarke) as at December 31, 2016.

Outstanding share-based awards and option-based awards
Name	Option-based Awards					Share-based Awards
	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (2) ($)	Option expiration date	Aggregate value of unexercised in-the- money options (3) (US$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (US$)
Richard W. Brissenden	April 25, 2016	225,000	Cdn$0.39 (US$0.29)	April 25, 2021	Nil	N/A	N/A
	January 19, 2015	750,000	Cdn$0.20 (US$0.15)	January 19, 2020	$27,930
	May 30, 2014	150,000	Cdn$0.80 (US$0.60)	May 30, 2019	Nil

Maurice J. Colson	April 25, 2016	175,000	Cdn$0.39 (US$0.29)	April 25, 2021	Nil	N/A	N/A
	January 19, 2015	300,000	Cdn$0.20 (US$0.15)	January 19, 2020	$11,172
	May 30, 2014	150,000	Cdn$0.80 (US$0.60)	May 30, 2019	Nil
	Oct. 25, 2013	100,000	Cdn$1.00 (US$0.75)	Oct. 25, 2018	Nil

Peter N. Cowley	April 25, 2016	175,000	Cdn$0.39 (US$0.29)	April 25, 2021	Nil	N/A	N/A
	January 19, 2015	300,000	Cdn$0.20 (US$0.15)	January 19, 2020	$11,172
	May 30, 2014	150,000	Cdn$0.80 (US0.$60)	May 30, 2019	Nil
	Oct. 25, 2013	100,000	Cdn$1.00 (US$0.75)	Oct. 25, 2018	Nil

Outstanding share-based awards and option-based awards
Name	Option-based Awards					Share-based Awards
	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (2) ($)	Option expiration date	Aggregate value of unexercised in-the- money options (3) (US$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (US$)
Jiongjie Lu (4)	N/A					N/A	N/A

Mick C. Oliver	April 25, 2016	175,000	Cdn$0.39 (US$0.29)	April 25, 2021	Nil	N/A	N/A
	June 22, 2015	200,000	Cdn$0.43 (US$0.31)	June 22, 2020	Nil

Derrick H. Weyrauch	April 25, 2016	175,000	Cdn$0.39 (US$0.29)	April 25, 2021	Nil	N/A	N/A
	January 19, 2015	300,000	Cdn$0.20 (US$0.15)	January 19, 2020	$11,172
	May 30, 2014	150,000	Cdn$0.80 (US$0.60)	May 30, 2019	Nil

_______________________

(1)

With respect to the stock options granted in 2015 and 2016, one-third of the stock options granted to each optionee vested on the grant date, one-third of the stock options vest on the 12 month anniversary of the grant date, and the remaining one-third vest on the 24 month anniversary of the grant date. With respect to the other stock option grants shown in the table, three quarters of the stock options granted to each optionee vested on the 12 month anniversary of the grant date and the balance vested on the 18 month anniversary of the grant date.

(2)

The exercise price of each of the stock options held by the directors is in Canadian dollars. The U.S. dollar figures set out in this column of the table were calculated using the noon exchange rate on Friday, December 30, 2016 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7448.

(3)

This is based on (a) the last closing sale price per share of the Company’s common shares as at December 31, 2016 of Cdn$0.25 as reported by the Toronto Stock Exchange, and (b) converting that price into a price of US$0.19 using the noon exchange rate on Friday, December 30, 2016 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7448.

(4)	Mr. Lu was not granted, and did not hold, any stock options of the Company during 2016.

The following table provides details regarding outstanding option-based awards, share-based awards and non-equity incentive plan compensation in respect of the non-executive directors of the Company, which vested and/or were earned during the year ended December 31, 2016. See "Executive Compensation: Tables and Narrative - Incentive Plan Awards" above for such details in respect of Dr. Clarke, the only executive director of the Company.

Incentive plan awards - value vested or earned during the year
Name	Option-based awards - Value vested during the year (1) (US$)	Share-based awards - Value vested during the year (US$)	Non-equity incentive plan compensation - Value earned during the year (US$)
Richard W. Brissenden	$5,586	N/A	N/A
Maurice J. Colson	$2,234	N/A	N/A
Peter N. Cowley	$2,234	N/A	N/A
Jiongjie Lu	N/A	N/A	N/A
Mick C. Oliver	Nil	N/A	N/A
Derrick H. Weyrauch	$2,234	N/A	N/A

_______________________

(1)

Identifies the aggregate dollar value that would have been realized by the director if the director had exercised all options exercisable under the option-based award on the vesting date(s) thereof. Mr. Lu did not hold any stock options of the Company during 2016.

Other Information

The Company maintains directors' and officers' liability insurance for the benefit of directors and officers of the Company carrying coverage in the amount of Cdn$10,000,000 as an aggregate limit of liability in each policy year, and there is a deductible in the amount of Cdn$500,000 or Cdn$750,000 depending on the nature of the claim. The total fees paid by the Company (excluding applicable taxes) for fiscal 2016 for the directors' and officers' liability insurance policy was Cdn$$163,000.

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

Audit Committee

The Board has an Audit Committee, the members of which are Maurice J. Colson, Mick C. Oliver and Derrick H. Weyrauch. Each such member is independent within the meaning of Canadian National Instrument 52-110 - Audit Committees ("NI 52-110") and Section 803A of the NYSE MKT Company Guide. At no time since the commencement of the Company's financial year ended December 31, 2016 was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board. Each member of the Audit Committee is "financially literate" within the meaning of NI 52-110. The Audit Committee's charter is incorporated by reference into this Form 20-F as Exhibit 1.8.

Compensation Committee

The Board has a Compensation Committee, the members of which are Maurice J. Colson, Peter N. Cowley and Mick C. Oliver. The primary function of the Compensation Committee is to assist the Board in fulfilling its oversight responsibilities with respect to: (a) human resources policies; and (b) executive compensation. To carry out its oversight responsibilities, the compensation committee's duties include the following:

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

The following sets out the number of employees which the Company and its subsidiaries had as at December 31, 2016, December 31, 2015 and December 31, 2014:

	Dec. 31,	Dec. 31,	Dec. 31,
Location/Project	2016	2015	2014

Office in Toronto, Canada	12	13	11

Office in Kinshasa, DRC	13	15	16

Twangiza mine	707	737	726

Namoya mine/project	598	580	670

Exploration and office in Bukavu, DRC	139	142	176

Banro Foundation	7	9	11

Totals:	1,476	1,496	1,610

Neither the Company nor any of its subsidiaries employ a significant number of temporary employees. Contractors and local labour hire companies engaged by the Company’s DRC subsidiaries employed a total of 1,813 employees as at December 31, 2016 in respect of the Company’s DRC projects.

E.	Share Ownership

The following table sets out the directors and officers of the Company who hold common shares of the Company as at March 15, 2017, together with the number of common shares of the Company so held and the percentage of the Company's outstanding common shares represented by such shares. See Item 6.B. of this Form 20-F for information regarding the stock options of the Company held by the Company's directors and NEOs as of December 31, 2016.

		Percentage of
	Number of Common	Outstanding
Name	Shares Owned	Common Shares

John A. Clarke	808,000	0.26%
Maurice J. Colson	150,000	0.05%
Geoffrey G. Farr	51,998	0.02%
Arnold T. Kondrat	1,391,048	0.47%
Donat K. Madilo	20,000	0.01%

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

(b)

The total number of common shares of the Company ("Common Shares") issuable upon the exercise of all outstanding stock options granted under the Option Plan shall not at any time exceed 9.5% of the total number of outstanding Common Shares. 9.5% of the number of Common Shares outstanding as of the date of this Form 20-F is equal to 28,830,821 Common Shares.

Having regard to the said percentage figure, the Option Plan is considered an "evergreen" plan, since (i) the Common Shares covered by stock options which have been exercised or cancelled will be available for subsequent grants under the Option Plan, and (ii) the number of stock options available to grant increases as the number of outstanding Common Shares increases.

(c)

As at March 15, 2017, there were outstanding under the Option Plan 16,756,100 stock options entitling the holders to purchase an aggregate of 16,756,100 Common Shares (which is equal to 5.52% of the number of outstanding Common Shares). As at March 15, 2017, the number of new stock options available for future grants under the Option Plan was stock options to purchase an aggregate of 12,074,721 Common Shares (which is equal to 3.98% of the number of outstanding Common Shares).

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

(iv)	Grant date value of stock options granted to any one non-employee director of the Company shall not exceed a total of Cdn$100,000 per year.

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

Any amendment to the Option Plan or to stock options which does not relate to items (i) to (vi) above, shall require approval of the Company’s shareholders. Without limiting the generality of the foregoing, any amendment to the Option Plan or to stock options which relates to the following shall require approval of the Company’s shareholders:

•	an amendment to section 2 of the Option Plan to increase the percentage figure set out therein;
•	reducing the exercise price of a stock option held by any optionee;
•	any cancellation and reissue of stock options or other entitlements unless permitted under the rules of the Toronto Stock Exchange;
•	extending the Term of any stock options held by any optionee;
•	any amendment which would permit stock options granted under the Option Plan to be transferable or assignable other than for normal estate settlement purposes;
•	amendments that increase limits previously imposed on non-employee director participation;
•	adding to the categories of persons eligible to participate in the Option Plan; and
•	any amendment to section 16 of the Option Plan so as to increase the ability of the Board to amend the Option Plan without shareholder approval.

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

To the knowledge of management of the Company, based on a review of publicly available filings, the following are the only persons or companies who, as at March 15, 2017, beneficially own 5% or more of the outstanding Common Shares of the Company.

	Number of Shares	Percentage of Outstanding
Name of Shareholder	Beneficially Owned	Common Shares

RFW Banro Investments Limited	50,000,000 (1)	16.48%

BlackRock	18,408,000	6.07%
____________________
(1)	Reference is made to Item 10.A of this Form 20-F under “2016 Financing” for information in respect of the transaction pursuant to which these shares were acquired.

The shareholders disclosed above do not have any voting rights with respect to their Common Shares of the Company that are different from any other holder of Common Shares of the Company.

As of March 15, 2017, based on the Company’s shareholders’ register, there were 463 shareholders of record of the Company’s Common Shares in the United States, holding 4.12% of the outstanding Common Shares of the Company.

Control by Foreign Government or Other Persons

To the best of the knowledge of management of the Company, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

Change of Control

As of the date of this Form 20-F, there are no arrangements known to the Company which may at a subsequent date result in a change in control of the Company, other than the proposed Recapitalization (see Item 10.B of this Form 20-F for information in respect of the proposed Recapitalization).

B.	Related Party Transactions

See "2016 Financing" in Item 4.A. of this Form 20-F with respect to transactions with RFW Banro Investments Limited and Gramercy, and “Baiyin Loan and Dore Purchase Agreement” in Item 4.A. of this Form 20-F with respect to transactions with an affiliate of RFW Banro Investments Limited.

See also Item 10.C. of this Form 20-F for information relating to the involvement of RFW Banro Investments Limited, BlackRock and Gramercy in the proposed recapitalization transactions first announced by the Company in a press release dated January 31, 2017. As set out above under item 7.A. of this Form 20-F, RFW Banro Investments Limited is currently the largest shareholder of the Company holding 50,000,000, or 16.48%, of the outstanding Common Shares of the Company.

C.	Interests of Experts and Counsel

This Form 20-F is being filed as an annual report under the U.S. Exchange Act and, as such, there is no requirement to provide any information under this Item.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

The consolidated financial statements of the Company and Report of Independent Registered Public Accounting Firm are filed as part of this Form 20-F under Item 18.

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

There have been no significant changes in the affairs of the Company since the date of the audited annual consolidated financial statements of the Company as at and for the year ended December 31, 2016, other than as discussed in this Form 20-F, including the proposed Recapitalization (see Item 10.B. of this Form 20-F).

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

Toronto Stock Exchange

The following table discloses the annual high and low sales prices in Canadian dollars for the Common Shares of the Company for the five most recent financial years of the Company as traded on the TSX:

Year	High (Cdn$)	Low (Cdn$)
2016	$0.62	$0.20
2015	$0.47	$0.15
2014	$0.84	$0.13
2013	$3.09	$0.43
2012	$5.78	$2.53

The following table discloses the high and low sales prices in Canadian dollars for the Common Shares of the Company for each quarterly period within the two most recent financial years of the Company as traded on the TSX:

Quarter Ended	High (Cdn$)	Low (Cdn$)
December 31, 2016	$0.28	$0.25
September 30, 2016	$0.425	$0.405
June 30, 2016	$0.39	$0.375
March 31, 2016	$0.345	$0.32
December 31, 2015	$0.29	$0.27
September 30, 2015	$0.225	$0.205
June 30, 2015	$0.41	$0.38
March 31, 2015	$0.255	$0.23

The following table discloses the monthly high and low sales prices in Canadian dollars for the Common Shares of the Company for the most recent six months as traded on the TSX:

Month	High (Cdn$)	Low (Cdn$)
March 2017 (to March 15)	$0.175	$0.15
February 2017	$0.23	$0.175
January 2017	$0.275	$0.175
December 2016	$0.28	$0.20
November 2016	$0.37	$0.235
October 2016	$0.42	$0.325
September 2016	$0.485	$0.395

NYSE MKT LLC (the "NYSE MKT")

The following table discloses the annual high and low sales prices in United States dollars for the Common Shares of the Company for the five most recent financial years of the Company as traded on the NYSE MKT:

Year	High (US$)	Low (US$)
2016	$0.48	$0.15
2015	$0.40	$0.13
2014	$0.76	$0.12
2013	$3.15	$0.41
2012	$6.05	$2.58

The following table discloses the high and low sales prices in United States dollars for the Common Shares of the Company for each quarterly period within the two most recent financial years of the Company as traded on the NYSE MKT:

Quarter Ended	High (US$)	Low (US$)
December 31, 2016	$0.32	$0.15
September 30, 2016	$0.48	$0.30
June 30, 2016	$0.39	$0.23
March 31, 2016	$0.32	$0.15
December 31, 2015	$0.23	$0.15
September 30, 2015	$0.34	$0.15
June 30, 2015	$0.40	$0.19
March 31, 2015	$0.26	$0.13

The following table discloses the monthly high and low sales prices in United States dollars for the Common Shares of the Company for the most recent six months as traded on the NYSE MKT:

Month	High (US$)	Low (US$)
March 2017 (to March 15)	$0.14	$0.11
February 2017	$0.18	$0.13
January 2017	$0.21	$0.13
December 2016	$0.21	$0.15
November 2016	$0.28	$0.18
October 2016	$0.32	$0.24
September 2016	$0.38	$0.30

Series A Preference Shares

The Company's series A preference shares are listed for trading on the Canadian Securities Exchange (the "CNSX") under the symbol "BAA.PR.A". Such shares commenced trading on the CNSX on April 25, 2013. See Item 10.B. of this Form 20-F for information in respect of the financing transaction pursuant to which such shares were issued.

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

A copy of the Company's articles of continuance is incorporated by reference into this Form 20-F as Exhibit 1.3. The Company's by-laws are incorporated by reference into this Form 20-F as Exhibit 1.1 and Exhibit 1.2.

The Company is a corporation governed by the CBCA. Under the CBCA, the articles of the Company may, by "special resolution" (see below for definition), be amended to add, change or remove any rights, privileges, restrictions and conditions, including rights to accrued dividends, in respect of all or any of its shares, whether issued or unissued. Under the CBCA, "special resolution" means a resolution passed by a majority of not less than two-thirds of the votes cast by the shareholders who voted in respect of that resolution or signed by all the shareholders entitled to vote on that resolution.

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

A quorum for the transaction of business at any meeting of shareholders is two persons present in person or represented by proxy.

The Company's authorized share capital consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series, of which 303,482,336 common shares, 116,000 series A preference shares and 1,200,000 series B preference shares were issued and outstanding as of the date of this Form 20-F. The following is a summary of the material provisions attaching to the Company’s common shares and preference shares as a class.

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

With respect to both the Series A Shares of the Company and the Subco Shares (both such shares shall be referred to in this paragraph and the next three paragraphs as the "Preference Shares"), quarterly preferential cumulative cash dividends will accrue and, if, as and when declared by the applicable board of directors are payable on the last day of each of March, June, September and December in each year from the date of issuance. The amount of dividends that will accrue on the Preference Shares on any dividend payment date shall generally be an amount per share equal to the product obtained by multiplying (i) the Dividend Liquidation Preference (which is defined in the Company’s articles of amendment dated April 23, 2013, a copy of which can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov) on such dividend payment date by (ii) the quotient obtained by dividing (A) the Production Schedule Yield (which is defined in the Company’s articles of amendment dated April 23, 2013 and which generally will vary between 10% and 15% depending on the aggregate monthly production level at the Company’s operating mines) on such dividend payment date by (B) four.

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

Pursuant to the terms of the Recapitalization proposed to be implemented by the Company in April 2017, the Series A Shares and the Subco Shares are to be exchanged for common shares of the Company. See “Proposed Recapitalization Transactions” below for additional information in respect of the proposed Recapitalization.

Series B Preference Shares

The Series B Shares are held by the sole holder of all of the Subco Shares. The terms of the Series B Shares provide that, in the event that two quarterly dividend payments (whether or not consecutive) on the Subco Shares or the Series A Shares shall have accrued and been unpaid, the holders of the Series B Shares will be entitled to notice of, and to attend, at each annual and special meeting of shareholders or action by written consent at which directors of the Company will be elected and will be entitled to a separate class vote, together with the holders of the Series A Shares and the holders of any other series of shares of the Company ranking on a parity with such Series B Shares or Series A Shares either as to dividends or the distribution of assets upon liquidation, dissolution or winding up and upon which like voting rights have been conferred and are exercisable (such other series of shares being herein referred to as "Other Voting Stock") (it being understood that each Series B Share and each share of Other Voting Stock shall for such purpose be entitled to one vote per share) to elect two members to the Board until dividends on the Subco Shares or Series A Shares have been paid in full or declared and set apart in trust for payment (whereupon such right shall cease unless and until another quarterly dividend payment on the Subco Shares or Series A Shares shall have accrued and been unpaid). In any such case, the Board will be increased by two directors, and the holders of the Series B Shares (either alone or with the holders of the Other Voting Stock) will have the exclusive right as members of such class, as outlined herein, to elect two directors at the next annual meeting of shareholders or at any special meeting or action by written consent at which directors of the Company will be elected.

Pursuant to the terms of the Recapitalization proposed to be implemented by the Company in April 2017, the Series B Shares are to be cancelled. See “Proposed Recapitalization Transactions” below for additional information in respect of the proposed Recapitalization.

2012 Notes

In March 2012, the Company closed a brokered private placement debt financing for total gross proceeds of US$175 million. This financing involved an offering by the Company of 175,000 units (the "Units") consisting of US$175,000,000 aggregate principal amount of senior secured notes with an interest rate of 10% and a maturity date of March 1, 2017 (the "2012 Notes") and 8,400,000 warrants to purchase an aggregate of 8,400,000 common shares of the Company. Each such Unit consisted of US$1,000 principal amount of 2012 Notes and 48 warrants, with each such warrant entitling the holder to purchase one common share of the Company at a price of US$6.65 for a period of five years from the date of issuance of the warrant. All of these warrants expired in March 2017 without being exercised.

Reference is made to the provisions of the Note Indenture for additional information with repect to the terms of the 2012 Notes. A copy of the Note Indenture has been filed on, and can be obtained from, SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Pursuant to the terms of the Recapitalization proposed to be implemented by the Company in April 2017, the 2012 Notes are to be exchanged with Banro for new senior secured notes and common shares of Banro. See “Proposed Recapitalization Transactions” below for additional information in respect of the proposed Recapitalization.

Warrants

The Company issued warrants to the lenders in connection with the August 2014 liquidity backstop facility transaction (see "2014 Financings" in Item 4.A. of this Form 20-F with respect to this transaction). These warrants expire August 18, 2017 and entitle the holders to purchase a total of 13.3 million common shares of the Company at an exercise price of Cdn$0.236 per share. The warrants will be exercisable for cash, or by a cashless exercise, at the option of the holder.

The Company issued the following additional warrants to the investors in connection with the financing transactions closed in February 2016 (see "2016 Financing" in Item 4.A. of this Form 20-F with respect to these transactions): (a) the Company issued 10,000,000 warrants to the lenders under the term loan transaction (5,000,000 warrants each to RFW Banro Investments Limited and to Gramercy in proportion to their advance of the term loan), with each such warrant entitling the holder to purchase one common share of Banro at a price of US$0.2275 for a period of three years; and (b) under the private placement transaction, the Company issued 2,500,000 warrants to RFW Banro Investments Limited, with each such warrant entitling the holder to purchase one common share of Banro at a price of US$0.2275 for a period of three years.

Shareholder Rights Plan

Effective April 29, 2005, the Board adopted a Shareholder Rights Plan (the "Rights Plan"). The Rights Plan was implemented by way of a shareholder rights plan agreement (the "Rights Plan Agreement") dated as of April 29, 2005 between the Company and Equity Transfer Services Inc. (now named TSX Trust Company), as rights agent. The Rights Plan Agreement was approved by shareholders of the Company at the annual and special meeting of shareholders held on June 29, 2005. Shareholders of the Company, at the annual and special meeting of shareholders held on June 27, 2008, approved an extension to the term of the Rights Plan Agreement to the termination of the annual meeting of shareholders of the Company in the year 2011. Shareholders of the Company, at the annual and special meeting of shareholders held on June 29, 2011, approved an extension to the term of the Rights Plan Agreement to the termination of the annual meeting of shareholders of the Company in the year 2014. Shareholders of the Company, at the annual and special meeting of shareholders held on June 27, 2014, approved an extension to the term of the Rights Plan Agreement to the termination of the annual meeting of shareholders of the Company in the year 2017.

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

Pursuant to the terms of the Recapitalization proposed to be implemented by the Company in April 2017, the Rights Plan Agreement is to be terminated. See “Proposed Recapitalization Transactions” below for additional information in respect of the proposed Recapitalization.

Exchangeable Preferred Shares

In February 2014, the Company closed a US$40 million financing involving the issue of 40,000 exchangeable preferred shares (the "Exchangeable Preferred Shares") to investment funds managed by Gramercy Funds Management LLC by way of a non-brokered private placement. The Exchangeable Preferred Shares were issued by two Banro subsidiaries (Namoya (Barbados) Limited and Twangiza (Barbados) Limited; 20,000 shares issued by each such subsidiary), pay an 8% cumulative preferential cash dividend, payable quarterly on May 31, August 31, November 30 and February 28/29, and mature on June 1, 2017 (the "Maturity Date"). At the option of the holders and at any time before the Maturity Date, the holders are entitled to exchange their Exchangeable Preferred Shares into 63,000,000 common shares of Banro at a strike price of US$0.5673 per common share. The Company does not have any rights to require the exchange of the Exchangeable Preferred Shares into common shares of the Company. In the event that all of the Exchangeable Preferred Shares have not been exchanged for common shares of the Company by the Maturity Date, the holders of the Exchangeable Preferred Shares have the right to receive an amount equal to US$1,000 per Exchangeable Preferred Share held by them at that time plus any accrued but unpaid dividends.

Under the terms of the Exchangeable Preferred Shares, the first four dividend payments on the Exchangeable Preferred Shares could be deferred by the issuer and accumulated at an annual rate of 10%. Three of the first four dividend payments were so deferred. As a result of the capitalization of dividends as per the said deferral, there are currently outstanding a total of 43,066.96 Exchangeable Preferred Shares.

In February 2016, RFW Banro Investments Limited purchased from Gramercy 20,000 of the Exchangeable Preferred Shares.

Pursuant to the terms of the Recapitalization proposed to be implemented by the Company in April 2017, the Exchangeable Preferred Shares are to be exchanged for common shares of the Company. See “Proposed Recapitalization Transactions” below for additional information in respect of the proposed Recapitalization.

Proposed Recapitalization Transactions

On January 31, 2017, the Company issued a press release announcing that it has entered into a support agreement (the “Support Agreement”) with major stakeholders to recapitalize the Company by refinancing a total of US$207.5 million of outstanding debt, equitizing the outstanding preferred/preference shares and raising US$45 million by way of a gold forward sale (the “Recapitalization”).

The Recapitalization contemplates (a) the refinancing of the maturing US$175 million senior secured notes (“2012 Notes”) and US$22.5 million loan (“Term Loan”) with new US$197.5 million senior secured notes (“New Notes”) with a 4-year maturity, (b) the conversion of the outstanding Exchangeable Preferred Shares of Namoya (Barbados) Limited and Twangiza (Barbados) Limited and preferred shares of Banro Group (Barbados) Limited (“Gold-Linked Preferred Shares”) into common shares of the Company (“Common Shares”), (c) the execution of a gold forward sale agreement to raise US$45 million to be used for working capital and general corporate purposes, including to fund transaction costs and repay an interim loan facility (referred to below), and (d) the extension of the maturity dates on the existing US$10 million loan from Baiyin International Investment Ltd. (the “Baiyin Loan”) from July 15, 2018 and September 1, 2018 to February 28, 2020. Banro intends to implement the Recapitalization by way of a corporate plan of arrangement (a “Plan”) under CBCA.

The major stakeholders (the “Supporting Parties”) who entered into the Support Agreement for the Recapitalization represent approximately 78% of the outstanding 2012 Notes, 100% of the Term Loan, 100% of the Baiyin Loan and 97% of the outstanding preferred/preference shares. Subject to the terms and conditions of the Support Agreement, and following its own independent evaluation, each of the Supporting Parties has agreed to support and vote in favour of the Recapitalization.

Implementation of the Recapitalization remains subject to successfully obtaining all required approvals, including court approval of the Plan under the CBCA and Toronto Stock Exchange and NYSE MKT approvals. The meetings of 2012 Noteholders and shareholders required to be held to approve the Recapitalization transactions were held on March 31, 2017 (the “Securityholder Meetings”), and the requisitie approvals of the 2012 Noteholders, preference shareholders and common shareholders for the Recapitalization were obtained at the Securityholder Meetings.

The key features of the Plan include the following:

•	The Supporting Parties are required to exchange the 2012 Notes held by them (including any 2012 Notes acquired pursuant to the cash election referred to below), and the Term Loan, into New Notes (as described below) in a par for par exchange and Common Shares (as described below), plus a cash payment of accrued but unpaid interest.

•	Remaining holders of 2012 Notes who are not Supporting Parties are required to opt for either (a) a cash election under the Plan whereby “RFW” (as defined below) would be deemed to purchase the 2012 Notes held by holders who make such election at 75% of par value thereof, plus accrued interest from March 1, 2017, or (b) an exchange into New Notes with a par for par exchange (and associated Common Shares as described below) for the 2012 Notes, plus a cash payment of accrued but unpaid interest from March 1, 2017. The Company made the March 1, 2017 interest payment on the 2012 Notes in the ordinary course.

•

Each holder of the New Notes will be issued 575.11449 Common Shares (rounded down to the nearest whole number) per US$1,000 principal amount of the New Notes (in aggregate, equivalent to approximately 10% of the Common Shares post-Recapitalization on a fully-diluted basis).

•

The Baiyin Loan will be amended to extend the maturity dates from July 15, 2018 and September 1, 2018 to February 28, 2020, with all other terms unchanged. The Baiyin Loan will be secured by a lien ranking pari passu with the New Notes.

•

Holders of the Exchangeable Preferred Shares and the Gold-Linked Preferred Shares would exchange such shares for Common Shares (representing in aggregate approximately 60% of the Common Shares post-Recapitalization on fully-diluted basis) on a pro rata basis using the following values:

-	with respect to the Exchangeable Preferred Shares, the sum of the face value of the Exchangeable Preferred Shares (being approximately US$43.1 million) plus any accrued but unpaid dividends; and

-

with respect to the Gold-Linked Preferred Shares, the sum of the “Liquidation Preference” value (as defined in the articles that contain the attributes of such shares) at January 20, 2017 (being approximately US$27.7 million) of the Gold Linked Preferred Shares plus any accrued but unpaid dividends up to the implementation date of the Recapitalization not otherwise included in the Liquidation Preference value.

•

RFW and “Gramercy” (defined below) will purchase from a subsidiary of Banro a US$45 million gold forward (the “RFW-Gramercy Gold Forward”). The RFW-Gramercy Gold Forward sale proceeds will be used for working capital and general corporate purposes, including to fund transaction costs and repay an interim loan facility (referred to below). The RFW-Gramercy Gold Forward will be secured with a lien ranking senior to the New Notes and pari passu with the obligations pursuant to the existing Gramercy gold forward sale (the “Gramercy Gold Forward”).

•	Outstanding stock options of Banro with an exercise price per share of Cdn$0.80 or higher will be cancelled.

•	Existing shareholders, together with existing warrants and options not cancelled, will in aggregate retain approximately 30% of the Common Shares of the Company on a fully-diluted basis.

Gramercy has provided a new term loan to  a subsidiary of Banro (the “Interim Term Loan”) with a principal amount of US$6.5 million, an interest rate of 15% per annum and a maturity date of April 14, 2017. The Interim Term Loan is secured with a senior priority lien ranking pari passu with the Gramercy Gold Forward. The Interim Term Loan will be exchanged for part of Gramercy’s interest in the RFW-Gramercy Gold Forward on closing of the Recapitalization, at which time interest will be payable in cash.

The principal terms of the New Notes (of which US$197.5 million principal amount will be outstanding upon implementation of the Recapitalization) will be as follows:

•	The maturity date will be March 1, 2021.

•

Interest will accrue at 10% per annum and will be payable in arrears based on 30/360 day basis on the first day of March, June, September and December through the maturity date; provided, however, that if Banro’s trailing earnings before interest, taxes, depreciation and amortization for the previous four quarters as determined at the record date for each interest payment (i) is at least US$90 million but not more than US$100 million, the interest rate for the following quarter shall be increased to 11% per annum, and (ii) is at least US$100 million, the interest rate for the following quarter shall be increased to 12% per annum.

•

The New Notes will be secured with a second priority senior secured lien ranking over all present and after acquired property of Banro and will rank pari passu with respect to payment and security with the Baiyin Loan.

•	Banro will repay the principal amount at par as follows under the New Notes:

-	on the second anniversary of the issuance date: 10% of outstanding principal amount;
-	on the third anniversary of the issuance date: 10% of outstanding principal amount; and
-	at maturity: the remaining balance.

•	Banro can voluntarily call the New Notes, in full or in part, as follows:

-	at a price of 110.0% of principal amount up until the first anniversary of the issuance date;
-	at a price of 107.5% of principal amount on/after the first anniversary of the issuance date until but not including the second anniversary of the issuance date, plus accrued interest;
-	at a price of 105.0% of principal amount on/after the second anniversary of the issuance date until but not including the third anniversary of the issuance date, plus accrued interest;
-	at a price of 102.5% of principal amount on/after the third anniversary of the issuance date until but not including the 42 month anniversary of the issuance date, plus accrued interest; and
-	at a price of 100.0% of principal amount on/after the 42 month anniversary of the issuance date, plus accrued interest.

•	Holders of the New Notes will have the option to require the Company to redeem all the New Notes at a price of 101% of outstanding principal amount plus accrued interest upon a change of control.

The RFW-Gramercy Gold Forward transaction provides for the prepayment by the purchasers of US$45 million for their purchase of a total of 51,879.96 ounces of gold from the Namoya mine, with gold deliveries over 36 months beginning in July 2017, at 1,441.11 ounces of gold per month. The forward sale may be terminated at any time upon a payment in cash or gold to provide an IRR of 15% to RFW and Gramercy. The terms of the forward sales also include a gold floor price mechanism whereby, if the gold price falls below US$1,100 per ounce in any month, additional ounces are deliverable to ensure an effective realized gold price of US$1,100 per ounce for that month’s gold delivery.

Each of the Supporting Parties will be entitled to a Plan Support Agreement fee equal to 0.25% on all securities and loan facilities held by them which are affected pursuant to the Recapitalization upon implementation of the Plan. In addition, each of RFW and Gramercy will be entitled to a funding fee equal to 0.50% of the amount advanced by it under the RFW-Gramercy Gold Forward.

Following the implementation of the Recapitalization, it is anticipated that the Company will have approximately 1,099,000,000 Common Shares outstanding on an undiluted basis and approximately 1,136,000,000 Common Shares outstanding on a fully-diluted basis. Supporters of the Plan include Resource FinanceWorks Limited, RFW Banro Investments Limited, Baiyin International Investment Limited and affiliates thereof within the direct or indirect control of Baiyin Nonferrous Group Company, Limited (collectively “RFW”), certain funds and accounts under management by Gramercy Funds Management LLC (“Gramercy”) and certain funds and accounts under management by BlackRock Investment Management (UK) Limited (“BlackRock”), who would own approximately 30%, 30% and 14%, respectively, of the outstanding Common Shares upon implementation of the Recapitalization.

The board of directors of the Company, immediately prior to the implementation of the Recapitalization, shall be deemed to have resigned and a new board shall be deemed to have been appointed. The board of directors of the Company, effective as of the implementation of the Recapitalization, shall be initially comprised of one director acceptable to RFW, one director acceptable to Gramercy, the Chief Executive Officer of Banro and four independent directors acceptable to RFW, Gramercy and BlackRock, provided that such composition complies with applicable laws and any requirements of the Toronto Stock Exchange and the NYSE MKT LLC. Banro intends to maintain a majority of independent directors on its board.

The Recapitalization is expected to be implemented in early to mid-April 2017, subject to successfully obtaining all required regulatory and court approvals. The requisite shareholder and noteholder approvals were received on March 31, 2017. Additional information in respect of the Recapitalization is included in the management information circular of the Company dated February 27, 2017, a copy of which has been filed on, and can be obtained from, SEDAR at www.sedar.com and EDGAR at www.sec.gov.

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

1.

a gold purchase and sale agreement dated February 27, 2015 between Banro, Namoya Mining S. A. and Namoya GSA Holdings, which provides for the Namoya gold streaming transaction (see Item 4.A. of this Form 20-F under the heading "2015 Financing" for additional information in respect of this transaction);

2.

a gold purchase and sale agreement dated December 31, 2015 between Banro, Twangiza Mining S. A. and RFW Banro Investments Limited, which provided for the Twangiza gold streaming transaction (see Item 4.A of this Form 20-F under the heading "2016 Financing" for additional information in respect of this transaction), as amended by a first amendment agreement dated as of February 15, 2016;

3.

a subscription agreement dated December 31, 2015 between Banro and RFW Banro Investments Limited, which provided for the US$8.75 million equity private placement transaction summarized in Item 4.A. of this Form 20-F under the heading "2016 Financing", as amended by a first amendment agreement dated as of February 15, 2016;

4.

a term loan facility agreement dated December 31, 2015 among Namoya Mining S.A., RFW Banro Investments Limited, Gramercy Funds Management LLC solely on behalf of the lenders set out on Schedule A thereto, Banro, Twangiza Mining S.A., Lugushwa Mining S.A., Kamituga Mining S.A. and Banro Congo Mining S.A., which provided for the US$22.5 million term loan transaction summarized in Item 4.A. of this Form 20-F under the heading "2016 Financing", as amended by a first amendment agreement dated as of February 15, 2016;

5.

an amended and restated gold purchase and sale agreement (tranche 2/3) dated September 17, 2015 between Banro, Twangiza Mining S.A. and Twangiza GFSA Holdings (as amended by a first amendment agreement dated January 28, 2016), which amended and restated a then exsting gold forward sale agreement and provided for two additional Twangiza gold forward sale transactions; and

6.

the Support Agreement dated as of January 31, 2017 between, among others, Banro and certain of its subsidiaries (Twangiza Mining S.A., Namoya Mining S.A., Namoya (Barbados) Limited, Twangiza (Barbados) Limited and Banro Group (Barbados) Limited), RFW, Gramercy and BlackRock. See Item 10.B. of this Form 20-F for additional information in respect of the Support Agreement.

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

Restrictions on Share Ownership by Non-Canadians

There are no limitations under the laws of Canada or in the organizational documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act (the "ICA") may require review and approval by the Minister of Innovation, Science and Economic Development (“ISED”) of certain acquisitions of "control" of the Company by a "non-Canadian". The threshold for acquisitions is generally defined as being one-third or more of the voting shares of the Company. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

Under the ICA, transactions exceeding certain financial thresholds, and which involve the acquisition of control of a Canadian business by a non-Canadian, are subject to review and cannot be implemented unless the ISED Minister and/or, in the case of a Canadian business engaged in cultural activities, the Minister of Canadian Heritage, are satisfied that the transaction is likely to be of "net benefit to Canada". If a transaction is subject to review (a "Reviewable Transaction"), an application for review must be filed with the Investment Review Division of ISED Canada and/or the Department of Canadian Heritage prior to the implementation of the Reviewable Transaction. The responsible Minister is then required to determine whether the Reviewable Transaction is likely to be of net benefit to Canada, taking into account, among other things, certain factors specified in the ICA and any written undertakings that may have been given by the applicant. The ICA contemplates an initial review period of up to 45 days after filing; however, if the responsible Minister has not completed the review by that date, s/he may unilaterally extend the review period by up to 30 days (or such longer period as may be agreed to by the applicant and the Minister) to permit completion of the review. If the responsible Minister is not satisfied that the investment is likely to be of net benefit to Canada, s/he may prohibit the investment or order a divestiture (if the investment has already been completed).

If the transaction is not reviewable because it does not meet or exceed the applicable financial threshold, the non-Canadian investor must still give notice to ISED Canada and, in the case of a Canadian business engaged in cultural activities, Canadian Heritage, of its acquisition of control of a Canadian business within 30 days of the implementation of the investment.

Furthermore, under the ICA, every investment in, or acquisition of control of, a Canadian business by a non-Canadian is subject to a "national security" review which examines whether the transaction could be injurious to Canada’s national security. There is no minimum threshold for the size of transaction potentially subject to such review. If the ISED Minister, after consultation with the Minister of Public Safety and Emergency Preparedness and the investor, considers that the investment could be injurious to national security, the Minister refers the matter to the Governor in Council. Following its review, if the Governor in Council may take any measures in respect of the investment that it considers advisable to protect national security, including denying the investment, asking for undertakings, imposing terms or conditions for the investment or ordering a divestiture (if the investment has already been completed).

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

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of Common Shares that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;
•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;
•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•

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

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares (see "Sale or Other Taxable Disposition of Common Shares" below). However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by the Company with respect to the Common Shares will constitute ordinary dividend income. Dividends received on Common Shares by corporate U.S. Holders generally will not be eligible for the "dividends received deduction". Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the Common Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

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

Passive Foreign Investment Company Rules

If the Company were to constitute a "passive foreign investment company" ("PFIC") for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares. The Company believes that it was not a PFIC for the tax year ended December 31, 2016. PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Company has never been and will not become a PFIC for any tax year during which U.S. Holders hold Common Shares.

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

Additional Considerations

Additional Tax on Passive Income

Certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on "net investment income" including, among other things, dividends and net gain from disposition of property (other than property held in certain trades or businesses). If the Company were a PFIC, special rules would apply. U.S. Holders should consult their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of Common Shares.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Common Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency received upon the sale, exchange or other taxable disposition of the Common Shares. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

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

I.	Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

See Note 29 to the Company's audited consolidated financial statements as at and for the financial years ended December 31, 2016, 2015 and 2014 filed as part of this Form 20-F under Item 18.

Item 12.	Descriptions of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

The 2012 Notes and the Tem Loan were both due and payable on March 1, 2017. The Company does not currently have sufficient cash reserves to make the outstanding principal payments of US$175,000,000 for the 2012 Notes and US$22,500,000 for the Term Loan.

In connection with the Recapitalization, the Ontario Superior Court of Justice has issued an interim order (the “Interim Order”) which, among other things, authorized the Company to convene meetings of holders of the 2012 Notes to approve the Recapitalization. The Interim Order also provides a stay whereby, until the earlier of April 30, 2017 and the date the Recapitalization is implemented, any person, including the holders of the 2012 Notes, is stayed from exercising certain rights or remedies, including rights or remedies arising as a result of the commencement of proceedings under the CBCA or any default or cross default under the 2012 Notes, against or in respect of the Company or any of its material subsidiaries or any of their respective properties or assets.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

14.A.-B.	Modifications to the Rights of Security Holders

The Company was incorporated under the CBCA on May 3, 1994 by articles of incorporation. Pursuant to articles of amendment effective May 7, 1996, the name of the Company was changed from Banro International Capital Inc. to Banro Resource Corporation and the authorized share capital of the Company was increased by creating an unlimited number of a new class of shares designated as preference shares, issuable in series. The Company was continued under the Ontario Business Corporations Act by articles of continuance effective on October 24, 1996. By articles of amendment effective on January 16, 2001, the name of the Company was changed to Banro Corporation and the Company's outstanding common shares were consolidated on a three old for one new basis. The Company was continued under the CBCA by articles of continuance dated April 2, 2004. By articles of amendment dated December 17, 2004, the Company's outstanding common shares were subdivided by changing each one of such shares into two common shares. Pursuant to articles of amendment dated April 23, 2013, (a) a series of preference shares of the Company was created consisting of an unlimited number of shares designated as Series A Preference Shares, and (b) a second series of preference shares of the Company was created consisting of an unlimited number of shares designated as Series B Preference Shares. The said articles of amendment dated April 23, 2013, attached hereto as exhibit 1.5, also provided for the rights, privileges, restrictions and conditions attaching to the said Series A Preference Shares and Series B Preference Shares.

14.C.

Not applicable.

14.D.

Not applicable.

14.E. Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the U.S. Exchange Act) for the year ended December 31, 2016. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were adequately designed and are effective to ensure that information required to be disclosed by the Company in the reports it files or submits under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms.

In addition, the Company's Chief Executive Officer and Chief Financial Officer have determined that the disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that are filed under the U.S. Exchange Act is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

Management, including the Company’s Chief Executive Officer and the Chief Financial Officer, conducted an evaluation of the design and operation of the Company's internal control over financial reporting as of December 31, 2016 based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of December 31, 2016, the Company's internal control over financial reporting was effective and no material weaknesses were discovered.

(c) Attestation Report of the Registered Public Accounting Firm

This Form 20-F includes an attestation report of the Company’s independent auditors regarding internal control over financial reporting (see Item 18 ("Financial Statements")).

(d) Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting during the year ended December 31, 2016, that management believes have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting, other than as set out below:

As of December 31, 2016, the Company has implemented procedures whereby management has reviewed and revised access privileges within the SAP accounting system from standard SAP user roles and has implemented additional access review controls to address the material weakness in internal controls over financial reporting relating to segregation of duties that was identified as of December 31, 2015.

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

Item 16.	[Reserved]

Item 16.A.	Audit Committee Financial Expert

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

In accordance with the CBCA (the Company's governing corporate legislation), directors of the Company who are a party to, or are a director or an officer of or have a material interest in a party to, a material contract or material transaction or a proposed material contract or proposed material transaction, are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction. In addition, in certain cases, an independent committee of the Board may be formed to deliberate on such matters in the absence of the interested party.

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

The following table summarizes the total fees of Deloitte LLP ("Deloitte"), the external auditors of Company, billed for the financial years of the Company ended December 31, 2016 and December 2015. All dollar amounts in the following table are expressed in Canadian dollars, and are exclusive applicable taxes and a 7% administration fee.

	2016		2015
Audit Fees	$1,130,230		$1,083,430
Audit-Related Fees	Nil		Nil
Tax Fees	$20,776		$44,021
All Other Fees	$21,713	(1)	$27,470	(1)

(1)	These fees represent the Canadian Public Accountability Board fees.

In accordance with existing Audit Committee policy and the requirements of the Sarbanes-Oxley Act of 2002, all services to be provided by Deloitte are subject to pre-approval by the Audit Committee. This includes audit services, audit-related services, tax services and other services. In some cases, pre-approval is provided by the full Audit Committee for up to a year, and relates to a particular category or group of services and is subject to a specific budget. All of the fees listed above have been approved by the Audit Committee and none were approved on the basis of the de minimis exemption set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X in the U.S.

Item 16.D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16.E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

The Company did not purchase any of its common shares during the financial year ended December 31, 2016.

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

Item 16.H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

The financial statements appear on pages F-1 through F-55.

Item 19.	Exhibits

The following exhibits are filed as part of this Form 20-F:

EXHIBIT
NUMBER	DESCRIPTION

Constating Documents
1.1	Banro Corporation By-law No. 3
1.2	Banro Corporation By-law No. 4
1.3	Certificate and Articles of Continuance dated April 2, 2004
1.4	Certificate and Articles of Amendment dated December 17, 2004
1.5	Certificate and Articles of Amendment dated April 23, 2013
1.6	Shareholders Rights Plan dated April 29, 2005 (1)
1.7	Third Shareholder Rights Plan Amendment Agreement dated June 27, 2014 (2)
1.8	Audit Committee Charter

Material Contracts
4.1	Company's stock option plan (3)
4.2	Note Indenture dated March 2, 2012 (4)
4.3	Security Agreement dated March 2, 2012 (4)
4.4	Collateral Trust Agreement dated March 2, 2012 (4)
4.5	Amended and Restated Security Agreement dated January 21, 2013 (5)
4.6	Form of Warrant (6)
4.7	First Amendment Agreement dated as of April 30, 2015 to the gold purchase and sale agreement dated as of February 27, 2015 among Namoya Mining S.A., Banro Corporation and Namoya GSA Holdings(7)
4.8	The First Amending Agreement to Collateral Trust Agreement made as of April 6, 2015(7)
4.9	The First Amending Agreement to Indenture made as of April 6, 2015(7)
4.10	Subscription Agreement for Units dated December 31, 2015(8)
4.11	Term Loan Facility Agreement dated December 31, 2015 (8)
4.12	Gold Purchase and Sale Agreement dated December 31, 2015 (8)
4.13	First Amendment Agreement to the Subscription Agreement for Units dated December 31, 2015(9)
4.14	First Amendment Agreement to the Term Loan Facility Agreement dated December 31, 2015(9)
4.15	First Amendment Agreement to the Gold Purchase and Sale Agreement dated December 31, 2015(9)
4.16	Amended and Restated Gold Purchase and Sale Agreement (Tranche 2/3) dated as of September 17, 2015(10)
4.17	First Amendment Agreement to the Amended and Restated Gold Purchase and Sale Agreement (Tranche 2/3) dated as of September 17, 2015(10)
4.18	Second Amending Agreement to Collateral Trust Agreement(11)
4.19	Second Amending Agreement to Indenture(11)
4.20	Support Agreement dated January 31, 2017(12)
4.21	Namoya Gold Purchase and Sale Agreement dated February 27, 2015 (13)

Subsidiaries
8.1	List of subsidiaries of the Company

Code of Conduct
11.1	Business Conduct Policy

Certifications
12.1	Certification of the President and Chief Executive Officer of the Company pursuant to Section 302 of Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer of the Company pursuant to Section 302 of Sarbanes-Oxley Act of 2002
13.1	Certification of the President and Chief Executive Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Chief Financial Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Other Exhibits
15.1	Management's discussion and analysis of the Company for the year ended December 31, 2016
15.2	Sections 7, 11, 12 and 13 (which sections are entitled “Geological Setting and Mineralization”, “Sample Preparation, Analyses and Security” and “Data Verification” respectively) of the Technical Report dated July 29, 2015 entitled "NI 43-101 Technical Report, Mineral Resource and Reserve Update, December 31 2014, Twangiza Gold Mine, Democratic Republic of the Congo". (14)
15.3	Sections 6.1, 6.2, 8, 9, 10 and 11 (which sections are entitled “Regional Geology”, “Local Geology”, “Exploration”, “Drilling”, “Sample Preparation, Analyses and Security” and “Data Verification” respectively) of the Technical Report entitled “Independent National Instrument 43-101 Technical Report on the Namoya Gold Project, Maniema Province, Democratic Republic of the Congo," dated May 12, 2014 (15)
15.4	Sections 4 to 10 of the Technical Report dated March 15, 2013 entitled "Independent National Instrument 43-101 Technical Report on the Lugushwa Gold Project, South Kivu Province, Democratic Republic of the Congo" (16)
15.5	Section 2 (entitled "Regional Geology") and section 3 (entitled "Kamituga") of the Technical Report entitled "NI 43-101 Technical Report Resource Estimation and Exploration Potential at the Kamituga, Lugushwa and Namoya Concessions, Democratic Republic of Congo," dated February 2005 (17)
15.6	Recapitalization Risk Factors
15.7	News Release dated April 19, 2016(18)
15.8	News Release dated November 15, 2012(19)

Notes:

(1)	Previously filed as exhibit 4.1 to the Company’s Registration Statement on Form 8-A filed with the SEC on July 13, 2012.
(2)	Previously furnished as exhibit 99.1 to the Company’s Current Report on Form 6-K furnished to the SEC on July 7, 2014.
(3)	Previously furnished as exhibit 99.2 to the Company’s Current Report on Form 6-K furnished to the SEC on June 8, 2012.
(4)	Previously furnished as an exhibit to the Company’s Current Report on Form 6-K furnished to the SEC on March 26, 2012.
(5)	Previously furnished as exhibit 99.1 to the Company’s Current Report on Form 6-K furnished to the SEC on April 16, 2013.
(6)	Previously furnished as an exhibit to the Company’s Current Report on Form 6-K furnished to the SEC on August 19, 2014.
(7)	Previously furnished as an exhibit to the Company’s Current Report on Form 6-K furnished to the SEC on May 12, 2015.
(8)	Previously furnished as an exhibit to the Company’s Current Report on Form 6-K furnished to the SEC on January 14, 2016.
(9)	Previously furnished as an exhibit to the Company’s Current Report on Form 6-K furnished to the SEC on February 17, 2016.
(10)	Previously furnished as an exhibit to the Company’s Current Report on Form 6-K furnished to the SEC on February 18, 2016
(11)	Previously furnished as an exhibit to the Company’s Current Report on Form 6-K furnished to the SEC on February 22, 2016

(12)	Previously furnished as an exhibit to the Company’s Current Report on Form 6-K furnished to the SEC on February 14, 2017.
(13)	Previously furnished as an exhibit to the Company’s Current Report on Form 6-K furnished to the SEC on March 12, 2015.
(14)	Previously furnished as exhibit 99.1 to the Company’s Current Report on Form 6-K furnished to the SEC on August 6, 2015.
(15)	Previously furnished as Exhibit 99.1 to the Company’s Current Report on Form 6-K furnished to the SEC on May 20, 2014.
(16)	Previously furnished as an exhibit to the Company’s Current Report on Form 6-K furnished to the SEC on March 21, 2013.
(17)	Previously furnished as an exhibit to the Company’s Current Report on Form 6-K furnished to the SEC on August 19, 2008.
(18)	Previously furnished as Exhibit 99.1 to the Company’s Current Report on Form 6-K furnished to the SEC on April 21, 2016.
(19)	Previously furnished as an exhibit to the Company’s Current Report on Form 6-K furnished to the SEC on November 16, 2012.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 2, 2017

BANRO CORPORATION
(Registrant)

By:	(signed) "John A. Clarke"
John A. Clarke
President and Chief Executive Officer

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016 and 2015

(Expressed in U.S. dollars)

Page F-1 of F-55

Contents

Management’s Reports		F-3

Reports of Independent Registered Public Accounting Firm		F-5

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Financial Position		F-7

Consolidated Statements of Comprehensive (Loss)/Income		F-8

Consolidated Statements of Changes in Equity		F-9

Consolidated Statements of Cash Flow		F-10

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Corporate information	F-11

2.	Basis of preparation	F-11

3.	Summary of significant accounting policies, estimates and judgments	F-12

4.	Subsidiaries	F-24

5.	Cash and cash equivalents	F-25

6.	Trade and other receivables	F-25

7.	Prepaid expenses and deposits	F-25

8.	Inventories	F-26

9.	Property, plant and equipment	F-27

10.	Exploration and evaluation	F-28

11.	Mine under construction	F-28

12.	Trade and other payables	F-29

13.	Deferred revenue	F-29

14.	Bank loans	F-30

15.	Other liabilities	F-30

16.	Derivative instruments	F-31

17.	Provision for closure and reclamation	F-33

18.	Long-term debt	F-34

19.	Preference shares	F-36

20.	Share capital	F-38

21.	Share-based payments	F-40

22.	Commitments and contingencies	F-41

23.	Related party transactions	F-42

24.	Segmented reporting	F-42

25.	Production costs	F-45

26.	General and administrative expenses	F-45

27.	Other charges and provisions, net	F-46

28.	Finance expenses	F-46

29.	Financial risk management objectives and policies	F-47

30.	Cash flows	F-50

31.	Income taxes	F-52

32.	Events after the reporting period	F-54

Page F-2 of F-55

Management’s Reports

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

The consolidated financial statements for the year ended December 31, 2016 have been audited by Deloitte LLP, Independent Registered Public Accounting Firm, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).

(Signed) “John Clarke”	(Signed) “David Langille”

John Clarke	David Langille

Chief Executive Officer	Chief Financial Officer

Toronto, Canada

April 2, 2017

Page F-3 of F-55

Management’s Reports

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

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2016, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2016 and no material weaknesses were identified.

The effectiveness of the Company’s internal controls over financial reporting as at December 31, 2016 has been audited by Deloitte LLP, Independent Registered Public Accounting firm, as stated in their report located on page 6 of the Annual Consolidated Financial Statements.

(Signed) “John Clarke”	(Signed) “David Langille”

John Clarke	David Langille

Chief Executive Officer	Chief Financial Officer

Toronto, Canada

April 2, 2017

Page F-4 of F-55

Reports of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Banro Corporation

We have audited the accompanying consolidated statements of financial position of Banro Corporation and subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive (loss)/income, consolidated statements of changes in equity, and consolidated statements of cash flow for each of the three years in the period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2015, and the results of their operations and their cash flow for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Without modifying our opinion, we draw attention to Note 2(b) in the consolidated financial statements, which indicates that there exists a material uncertainty as to the Company's ability to secure additional financing along with other matters as set forth in Note 2(b) that raises substantial doubt on the Company’s ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2(b). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 2, 2017, expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
April 2, 2017

To the Board of Directors and Shareholders of Banro Corporation

Page F-5 of F-55

Reports of Independent Registered Public Accounting Firm

We have audited the internal control over financial reporting of Banro Corporation and subsidiaries (the “Company”) as of December 31, 2016, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2016 of the Company and our report dated April 2, 2017 expressed an unqualified opinion on those financial statements and included an emphasis of matter paragraph regarding the Company’s ability to continue as a going concern.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
April 2, 2017

Page F-6 of F-55

BANRO CORPORATION
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands of U.S. dollars)

		December 31,	December 31,
	Notes	2016	2015
		$	$
ASSETS
Current Assets
Cash and cash equivalents	5	1,294	2,262
Restricted cash	5	10,079	-
Trade and other receivables	6	25,662	13,020
Prepaid expenses and deposits	7	9,218	7,081
Inventories	8	68,869	28,189
		115,122	50,552
Non-Current Assets
Inventories	8	4,802	3,802
Property, plant and equipment	9	628,777	289,627
Exploration and evaluation	10	149,239	139,738
Mine under construction	11	-	388,012
		782,818	821,179
TOTAL ASSETS		897,940	871,731

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Trade and other payables	12	93,627	82,235
Deferred revenue	13	11,458	5,838
Bank loans	14	9,513	11,921
Other liabilities	15	6,959	2,033
Derivative instruments - mark-to-market	16	9,018	28,763
Long-term debt	18, 32	196,479	-
Preference shares	19, 32	42,658	-
		369,712	130,790
Non-Current Liabilities
Deferred revenue	13	94,794	42,529
Bank loans	14	-	3,012
Other liabilities	15	6,254	5,366
Derivative instruments - mark-to-market	16	2,940	25,004
Provision for closure and reclamation	17	6,256	8,066
Long-term debt	18, 32	10,000	168,127
Preference shares	19	30,576	69,337
		150,820	321,441
Total Liabilities		520,532	452,231

Shareholders' Equity
Share capital	20	526,987	518,629
Warrants	20b	13,356	13,356
Contributed surplus	21	43,913	43,431
Deficit		(206,848)	(155,916)
		377,408	419,500
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		897,940	871,731

Commitments and contingencies	22

The accompanying notes are an integral part of these consolidated financial statements.

Approved and authorized for issue by the board of directors on April 2, 2017. Signed on behalf of the board of directors by:

/s/ John Clarke	/s/ Richard Brissenden

John Clarke, President and CEO	Richard Brissenden, Chairman of the Board

Page F-7 of F-55

Banro Corporation
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME
(Expressed in thousands of U.S. dollars)

		For the years ended
		December 31, 2016	December 31, 2015	December 31,
	Notes			2014
		$	$	$
Operating revenue		228,346	156,710	125,436

Operating expenses
Production costs	8, 25	(145,918)	(74,917)	(69,148)
Depletion and depreciation	9	(59,994)	(25,748)	(26,897)
Total mine operating expenses		(205,912)	(100,665)	(96,045)

Gross earnings from operations		22,434	56,045	29,391

General and administrative	26	(16,035)	(12,074)	(11,318)
Share-based payments	21	(483)	(733)	(552)
Other charges and provisions, net	27	(8,886)	(11,842)	(1,141)
Impairment of mine under construction	11	-	(84,300)	-
Net (loss)/income from operations		(2,970)	(52,904)	16,380

Finance expenses	28	(45,693)	(20,195)	(15,623)
Foreign exchange loss		(1,872)	(47)	(442)
Interest income		3	3	5
Net (loss)/income before tax		(50,532)	(73,143)	320

Income tax expense	31	(400)	(400)	-
Net (loss)/income		(50,932)	(73,543)	320

Items that may be reclassified to profit or loss:
Fair value loss on available-for-sale financial asset		-	(989)	380
Fair value loss realized on sale of financial asset		-	609	-
Total comprehensive (loss)/income		(50,932)	(73,923)	700

(Loss)/income per share
Basic	20c	(0.17)	(0.29)	0.00
Diluted	20c	(0.17)	(0.29)	0.00

Basic	20c	294,881	252,137	252,101
Diluted	20c	294,881	252,137	252,101

The accompanying notes are an integral part of these consolidated financial statements.

Page F-8 of F-55

Banro Corporation
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in thousands of U.S dollars)

		Share capital
		Number of
		common				Currency	Available-
		shares			Contributed	Translation	for-sale
		(in	Amount	Warrants	Surplus	Adjustment	asset	Deficit	Total
	Notes	thousands)	$	$	$	$	$	$	$
Balance as at January 1, 2014		252,101	518,615	13,356	41,793	(87)	-	(82,693)	490,984
Net income		-	-	-	-	-	-	320	320
Share-based payments	21	-	-	-	747	-	-	-	747
Long-term investment		-	-	-	(14)	110	-	-	96
Foreign currency translation differences of foreign investment		-	-	-	-	(23)	-	-	(23)
Fair value gain on available- for-sale financial asset		-	-	-	-	-	380	-	380
Balance as at December 31, 2014		252,101	518,615	13,356	42,526	-	380	(82,373)	492,504
Net loss		-	-	-	-	-	-	(73,543)	(73,543)
Exercise of stock options	21	58	14	-	(5)	-	-	-	9
Share-based payments	21	-	-	-	910	-	-	-	910
Fair value loss on available- for-sale financial asset		-	-	-	-	-	(989)	-	(989)
Fair value loss realized on sale of financial asset		-	-	-	-	-	609	-	609
Balance as at December 31, 2015		252,159	518,629	13,356	43,431	-	-	(155,916)	419,500
Net loss		-	-	-	-	-	-	(50,932)	(50,932)
Private placement	20	50,000	8,068	-	-	-	-	-	8,068
Exercise of stock options	21	1,323	290	-	(103)	-	-	-	187
Share-based payments	21	-	-	-	585	-	-	-	585
Balance as at December 31, 2016		303,482	526,987	13,356	43,913	-	-	(206,848)	377,408

The accompanying notes are an integral part of these consolidated financial statements.

Page F-9 of F-55

Banro Corporation
CONSOLIDATED STATEMENTS OF CASH FLOW
(Expressed in thousands of U.S dollars)

		For the years ended
		December 31,	December 31, 2015	December 31,
	Notes	2016		2014
		$	$	$
Cash flows from operating activities
Net (loss)/income after tax		(50,932)	(73,543)	320
Adjustments for:
Recognition of non-cash revenue	13	(23,502)	(18,951)	(13,369)
Depletion and depreciation	9	60,048	25,823	26,985
Unrealized foreign exchange (gain)/loss		(280)	(141)	348
Share-based payments	21	483	733	552
Employee retention allowance	15	714	522	501
Finance expense excluding bank charges, net of interest income	28	41,801	18,060	11,745
Accretion on closure and reclamation	17	687	676	620
Impairment of mine under construction	11	-	84,300	-
Other charges and provisions, net	27	8,082	10,651	50
Income tax expense	31	400	400	-
Interest paid		(18,651)	(4,615)	(4,741)
Taxes paid		(472)	-	-
Interest received		3	3	5
Operating cash flows before working capital adjustments		18,381	43,918	23,016
Working capital adjustments	30	(14,702)	(9,372)	18,512
Net cash flows provided by operating activities		3,679	34,546	41,528

Cash flows from investing activities
Movement in restricted cash	5	(10,079)	-	-
Acquisition of property, plant, and equipment	9	(28,668)	(25,004)	(15,754)
Exploration and evaluation expenditures and associated working capital movements	10	(9,186)	(10,407)	(8,658)
Expenditures on mine under construction and associated working capital movements, net of pre-production revenue	11	(13,515)	(31,950)	(49,031)
Interest paid	11	(5,122)	(18,199)	(19,091)
Repayment of deferred revenue	13	-	-	(2,000)
Proceeds from sale of Investment		-	110	-
Advances – Long-term investment		-	-	(1)
Net cash used in investing activities		(66,570)	(85,450)	(94,535)

Cash flows from financing activities
Bank overdraft	12	1,167	2,385	3,163
Net proceeds from non-equity financing	30	100,175	62,324	70,337
Net proceeds from equity financing	30	8,255	9	-
Repayment of derivative liabilities	16	(31,761)	-	-
Payment of dividends	19	(8,249)	(5,251)	(2,287)
Finance lease payments	15	(2,239)	(1,172)	-
Net repayments of bank loans	14	(5,420)	(6,059)	(21,614)
Net cash provided by financing activities		61,928	52,236	49,599

Effect of foreign exchange on cash and cash equivalents		(5)	(72)	(42)
Net (decrease)/increase in cash and cash equivalents		(968)	1,260	(3,450)
Cash and cash equivalents, beginning of the year		2,262	1,002	4,452
Cash and cash equivalents, end of the year		1,294	2,262	1,002

Other cash flow items and non-cash transactions (Note 30)

The accompanying notes are an integral part of these consolidated financial statements.

Page F-10 of F-55

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2016, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts)

1.	CORPORATE INFORMATION

Banro Corporation’s business focus is the exploration, development and production of mineral properties in the Democratic Republic of the Congo (the “Congo”). Banro Corporation (the “Company”) was continued under the Canada Business Corporations Act on April 2, 2004. The Company was previously governed by the Ontario Business Corporations Act.

These consolidated financial statements as at December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 include the accounts of the Company and of its wholly-owned subsidiary incorporated in the United States, Banro American Resources Inc., as well as its subsidiary in the Congo, Banro Hydro SARL, and its subsidiary in Barbados, Banro Group (Barbados) Limited. The Company is a publicly traded company whose outstanding common shares are listed for trading on the Toronto Stock Exchange and on the NYSE MKT LLC. The head office of the Company is located at 1 First Canadian Place, 100 King St. West, Suite 7070, Toronto, Ontario, M5X 1E3, Canada.

2.	BASIS OF PREPARATION

a)	Statement of Compliance

These consolidated financial statements as at December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements as at December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014, have been prepared in accordance with IFRS issued and effective, at December 31, 2016 and 2015, respectively.

The date the Company’s board of directors approved these consolidated financial statements was April 2, 2017.

b)	Continuation of Business

These consolidated financial statements have been prepared on a going concern basis, under the historical cost basis, except for certain financial instruments which are presented at fair value.

The Company had a net loss of $50,932 for the year ended December 31, 2016 (year ended December 31, 2015 – net loss of $73,543 and year ended December 31, 2014 – net income of $320) and as at December 31, 2016 had a working capital deficit of $15,453, excluding long-term debt and preference shares (December 31, 2015 - $80,238).

For the year ended December 31, 2016, the consolidated statement of comprehensive (loss)/income includes the activity of the Namoya mine as commercial production was declared on January 1, 2016 (see Note 11). The Company’s ability to continue operations in the normal course of business is dependent on several factors, including its ability to secure additional funding. In addition to the financings closed in the current period, management is exploring all available options to secure additional funding, including forward sale agreements, equity financing, debt financing and strategic partnerships. Given the continuation of weak investor sentiment and capital market conditions, there exists an uncertainty as to the Company’s ability to raise additional funds on favorable terms. In addition, the recoverability of the amount shown for exploration and evaluation assets is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain financing to continue to perform exploration activity or complete the development of the properties where necessary, or alternatively, upon the Company’s ability to recover its incurred costs through a disposition of its interests, all of which are uncertain.

In the event the Company is unable to identify economically recoverable resources, receive the necessary permitting, or arrange appropriate financing, the carrying value of the Company’s assets and liabilities could be subject to material adjustment. Furthermore, these conditions indicate the existence of a material uncertainty that raises substantial doubt on the Company’s ability to continue as a going concern.

On January 31, 2017, the Company announced that it had entered into a support agreement (the “Support Agreement”) with major stakeholders to recapitalize the Company by refinancing a total of $207,500 of outstanding debt, equitizing the outstanding preferred shares and raising $45,000 by way of a gold forward sale (the “Recapitalization”). This Recapitalization is expected to reduce debt, improve liquidity, and position the Company to optimize operations and enhance its gold mining assets in the Congo (See note 32).

Page F-11 of F-55

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2016, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts)

The Company’s board of directors has unanimously recommended that all holders of Notes (as defined in note 18) and shareholders support the Recapitalization. The Company has entered into the Support Agreement with various parties supporting the Recapitalization.

On March 31, 2017, meetings of Noteholders, preference shareholders and common shareholders of the Company were held and the requisite security holder approvals for the Recapitalization were obtained at those meetings. Implementation of the Recapitalization remains subject to successfully obtaining all other required approvals including those from the court, the Toronto Stock Exchange and the NYSE MKT.

If the remaining requisite approvals are not obtained, the Company may immediately seek to enter Canadian insolvency proceedings under the Companies’ Creditor Arrangement Act (“CCAA”). The Support Agreement contemplates that any CCAA plan must be acceptable to certain of the supporting parties and may provide that the existing common shares and all options, warrants, rights or similar instruments be cancelled and extinguished without consideration. Subject to the agreement of certain supporting parties, the Notes, the Term Loan (as defined in note 18), the Preference Shares and the Private Placement Preferred Shares (each as defined in note 19) shall be treated in a manner consistent with the Recapitalization or in a manner otherwise acceptable to certain of the supporting parties in the event of a CCAA plan.

These consolidated financial statements do not include any additional adjustments to the recoverability and classification of recorded asset amounts, classification of liabilities and changes to the statements of comprehensive income that might be necessary if the Company was unable to continue as a going concern.

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

Page F-12 of F-55

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2016, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts)

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

Estimates:

i.	Provision for closure and reclamation

The Company’s operations are subject to environmental regulations in the Congo. Upon establishment of commercial viability of a site, the Company estimates the cost to restore the site following the completion of commercial activities and depletion of reserves. These future obligations are estimated by taking into consideration closure plans, known environmental impacts, and internal and external studies, which estimate the activities and costs that will be carried out to meet the decommissioning and environmental rehabilitation obligations. The Company records a liability and a corresponding asset for the present value of the estimated costs of legal and constructive obligations for future mine rehabilitation. During the mine rehabilitation process, there will be a probable outflow of resources required to settle the obligation and a reliable estimate can be made of those obligations. The present value is determined based on current market assessments using the risk-free rate of borrowing which is approximated by the yield of government bonds with a maturity similar to that of the mine life. The discounted liability is adjusted at the end of each period with the passage of time. The provision represents management’s best estimate of the present value of the future mine rehabilitation costs, which may not be incurred for several years or decades, and, as such, actual expenditures may vary from the amount currently estimated. The decommissioning and environmental rehabilitation cost estimates could change due to amendments in laws and regulations in the Congo. Additionally, actual estimated costs may differ from those projected as a result of a change over time of actual remediation costs, a change in the timing for utilization of reserves and the potential for increasingly stringent environmental regulatory requirements.

ii.	Impairment

Assets, including property, plant and equipment, exploration and evaluation and mine under construction, are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts, which is the higher of fair value less cost of disposal (“FVLCD”) and value in use. The assessment of the recoverable amounts often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, rehabilitation and restoration costs, future capital requirements and future operating performance. Changes in such estimates could impact recoverable values of these assets. Estimates are reviewed regularly by management.

Page F-13 of F-55

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2016, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts)

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

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 21.

v.	Depletion of mining assets

The Company applies the units of production method for depletion of its mine assets in commercial production based on reserve ore tonnes mined. These calculations require the use of estimates and assumptions. Significant judgment is required in assessing the available reserves to be amortized under this method. Factors that are considered in determining reserves are the economic feasibility of the reserves, expected life of the project and proven and probable mineral reserves, the complexity of metallurgy, markets and future developments. Estimates of proven and probable reserves are prepared by appropriately qualified persons in extraction, geology and reserve determination. When these factors change or become known in the future, such differences will impact profits and the carrying value of assets.

vi.	Depreciation of property, plant and equipment

Each property, plant and equipment life, which is assessed annually, is assessed for both its physical life limitations and the economic recoverable reserves of the property at which the asset is used. For those assets depreciated on a straight-line basis, management estimates the useful life of the assets. These assessments require the use of estimates and assumptions including market conditions at the end of the assets useful life. Asset useful lives and residual values are re-evaluated annually.

vii.	Financial instruments

The Company makes estimates on the timing and amount of future cash flows of financial instruments based on the underlying nature of each financial instrument.

Judgments:

i.	Commercial production

Prior to reaching pre-determined levels of operating capacity intended by management, costs incurred are capitalized as part of mine under construction and proceeds from sales are offset against capitalized costs. Depletion of capitalized costs for mining properties begins when pre-determined levels of operating capacity intended by management have been reached. Management considers several factors in determining when a mining property has reached levels of operating capacity intended by management, including:

•	when the mine is substantially complete and ready for its intended use;
•	the ability to produce a saleable product;
•	the ability to sustain ongoing production at a steady or increasing level;

Page F-14 of F-55

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2016, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts)

•	the mine has reached a level of pre-determined percentage of design capacity;
•	mineral recoveries are at or near the expected production level; and,
•	the completion of a reasonable period of testing of the mine plant and equipment.

When a mine development project moves into the production stage, the capitalization of certain mine development and construction costs cease. Subsequent costs are either regarded as forming part of the cost of inventory or expensed. However, any costs relating to mining asset additions or improvements or mineable reserve development are assessed to determine whether capitalization is appropriate.

ii.	Provisions and contingencies

The amount recognized as a provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore, the assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant laws and other appropriate requirements.

iii.	Exploration and evaluation expenditure

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. There are a few circumstances that would warrant a test for impairment, which include: the expiry of the right to explore, substantive expenditure on further exploration is not planned, exploration for and evaluation of the mineral resources in the area have not led to discovery of commercially viable quantities, and/or sufficient data exists to show that the carrying amount of the asset is unlikely to be recovered in full from successful development or by sale. If information becomes available suggesting impairment, the amount capitalized is written off in the consolidated statement of comprehensive income during the year the new information becomes available.

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

Judgment is required to determine the functional currency of the Company and its subsidiaries. These judgments are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances.

vi.	Financial instruments

The Company makes judgments with respect to the timing of the extinguishment of financial instruments. These judgments are continuously evaluated and are based on the underlying nature of each financial instrument.

Page F-15 of F-55

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2016, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts)

With respect to financial instruments related to commodities, the Company made judgments with regards to their appropriate recognition and presentation based on the intent of the arrangement, the option to settle in cash and the impact of the Company’s quantity and timing of expected future production.

c)	Foreign Currency Translation

i.	Functional and presentation currency

These consolidated financial statements are presented in United States dollars (“$”), which is the Company’s and its subsidiaries’ functional and presentation currency and all values are rounded to the nearest thousand, unless otherwise indicated.

ii.	Foreign currency transactions

The functional currency for each of the Company’s subsidiaries and associates is the currency of the primary economic environment in which the entity operates. Transactions entered into by the Company’s subsidiaries and associates in a currency other than the currency of the primary economic environment in which they operate (their "functional currency") are recorded at the rates ruling when the transactions occur except depreciation, depletion and amortization which are translated at the rates of exchange applicable to the related assets, with any gains or losses recognized in the consolidated statement of comprehensive income. Foreign currency monetary assets and liabilities are translated at current rates of exchange with the resulting gain or losses recognized in the consolidated statement of comprehensive income. Exchange differences arising on the retranslation of unsettled monetary assets and liabilities are recognized immediately in profit or loss. Non-monetary assets and liabilities are translated using their respective historical exchange rates. Non-monetary assets and liabilities measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

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

Trade receivables, loans and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables.

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

Page F-16 of F-55

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2016, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts)

Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognized in the statements of comprehensive income when the loans and receivables are derecognized or impaired, as well as through the amortization process. The Company has classified cash and cash equivalents, restricted cash, and trade and other receivables as loans and receivables.

iii.	HTM investments

HTM financial instruments, which include short-term investments and the related transaction costs, are initially measured at fair value. Subsequently, HTM financial assets are measured at amortized cost using the effective interest rate method, less any impairment losses.

iv.	AFS financial assets

Non-derivative financial assets not included in the above categories are classified as AFS financial assets. They are carried at fair value with changes in fair value generally recognized in other comprehensive income and accumulated in the AFS reserve. Impairment losses are recognized in profit or loss. Purchases and sales of AFS financial assets are recognized on settlement date with any change in fair value between trade date and settlement date being recognized in the AFS reserve. On sale, the cumulative gain or loss recognized in other comprehensive income is reclassified from the AFS reserve to profit or loss.

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

Page F-17 of F-55

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2016, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts)

i.

Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. Subsequent to the initial recognition, other financial liabilities are measured at amortized cost using the effective interest method. The Company’s other financial liabilities include trade and other payables, bank loans, long term debt and other liabilities.

ii.

Financial liabilities classified as FVTPL include financial liabilities held-for-trading and financial liabilities designated upon initial recognition as FVTPL. Financial liabilities are classified as held-for-trading if they are acquired for the purpose of selling in the near term. This category includes derivative financial instruments (including separated embedded derivatives) held-for-trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognized in the consolidated statement of comprehensive income. The Company has derivative liabilities and preferred shares classified as FVTPL.

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

Revenue is measured at the fair value of the consideration received or receivable and represents amounts for mineral sales in the normal course of business, net of discounts and sales related taxes. Revenue from the sale of gold is recognized when control of the gold and the significant risks and rewards of ownership are transferred to the customer, which is usually when title has passed to the customer, the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold, the amount of revenue can be measured reliably, collection is reasonably assured, and costs can be measured reliably. The Company recognizes deferred revenue in the event it receives payments from customers before a sale meets the criteria for revenue recognition.

j)	Income Per Share

Basic income per share is computed by dividing the net income applicable by the weighted average number of common shares outstanding during the reporting period. Diluted income per share is computed by dividing the net income by the sum of the weighted average number of common shares issued and outstanding during the reporting period and all additional common shares for the assumed exercise of convertible instruments outstanding for the reporting period, if dilutive. The treasury stock method is used for the assumed proceeds upon the exercise of convertible instruments that are used to purchase common shares at the average market price during the reporting period.

k)	Inventories

Inventories include gold bullion, gold-in-process, stockpiled ore, and mine operating supplies. Inventories are valued at the lower of cost and net realizable value (“NRV”). Gold-in-process is comprised of ore in circuit and ore on heap leach pads. The cost of stockpiled ore is based on the weighted average cost per tonne. The cost of gold bullion and gold-in-process is based on the average cost of production, which includes all costs attributable to the extraction and processing of ore. The costs of production include: i) materials, equipment, labor and contractor expenses directly attributable to the extraction and processing of ore; ii) depletion and depreciation of property, plant, and equipment used in the extraction and processing of ore; and iii) related production overheads based on normal operating capacity. The quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on the leach pads to the quantities of gold actually recovered (metallurgical balancing); however, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. Variances between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write downs to NRV are accounted for on a prospective basis. The ultimate actual recovery of gold from a leach pad will not be known until the leaching process has concluded. NRV is the estimated selling price in the ordinary course of business less all estimated costs of completion and costs necessary to make the sale.

Page F-18 of F-55

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2016, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts)

l)	Property, Plant and Equipment (“PPE”)

i.	Recognition and measurement

Items of PPE are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials, direct labor and any other cost directly attributable to bring the asset to the location and condition necessary to be capable of operating in the manner intended by the Company. Assets in the course of construction are capitalized in the construction in progress category and transferred to the appropriate category of PPE upon completion. When components of an asset have different useful lives, depreciation is calculated on each separate component.

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

iii.	Depletion and Depreciation

Depreciation is based on the cost of an asset less its residual value. PPE associated with mining operations are depreciated over the estimated useful lives of the assets on a unit of production basis which is measured by the portion of the mine’s economically recoverable ore reserves produced during the period. All other equipment is depreciated over the estimated useful life of the asset using the straight line method, declining balance method at a rate of 20% to 30% as appropriate, or service meter units. Depreciation methods, useful lives and residual values are reviewed at each annual reporting period and adjusted, if appropriate. Changes in estimates are accounted for prospectively. Depreciation commences when an asset is available for use or in production.

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

An item of PPE is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the assets (calculated as the difference between the net proceeds from disposal and the carrying amount of the item) is included within other changes and provisions in the consolidated statement of comprehensive income in the period the item is derecognized.

Page F-19 of F-55

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2016, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts)

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

n)	Mine Under Construction

Upon the conclusion to actively develop a facility to extract mineral resources, exploration and development expenditures are transferred to mine under construction. All subsequent expenditures on the construction, installation or completion of infrastructure facilities are capitalized to mine under construction until the commencement of commercial production. Development expenditures are net of proceeds from sale of ore extracted during the development phase. When commercial production starts, all assets included in mine under construction are transferred to PPE. Capitalized development expenditures are not depreciated until the assets are ready for their intended use. Upon completion of construction, mining assets are amortized on a unit of production basis which is measured by the portion of the mine’s economically recoverable ore reserves produced during the period. Impairment is tested using the same method as other non-financial assets.

o)	Impairment and Reversals of Impairment for Non-financial Assets

i.	Impairment

The Company’s non-financial assets are assessed for indication of impairment at each reporting date when facts and circumstances suggest that the carrying amount of any asset may exceed its recoverable amount. If any indications of impairment are present, an entity shall measure, present and disclose any resulting impairment in accordance with IAS 36 Impairment of Assets. Internal factors, such as budgets and forecasts, as well as external factors, such as expected future prices, costs and other market factors are also monitored to determine if indications of impairment exist. If any indication of impairment exists, an estimate of the asset’s recoverable amount is calculated. The recoverable amount is determined as the higher of the FVLCD and the asset’s value in use. This is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or the Company’s assets. If this is the case, the individual assets are grouped together into cash generating units (“CGU”) for impairment purposes. Such CGUs represent the lowest level for which there are separately identifiable cash inflows that are largely independent of the cash flows from other assets. Exploration and evaluation assets are assessed to determine whether they are to be grouped into an operating CGU or if they must be assessed individually if no relevant CGU exists for the purpose of grouping for impairment purposes.

If the carrying amount of the asset exceeds its recoverable amount, the asset is impaired and an impairment loss is charged to the consolidated statement of comprehensive income as to reduce the carrying amount to its recoverable amount (i.e., the higher of FVLCD and value in use). FVLCD is the amount obtainable from the sale of an asset or CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. Value in use is determined as the present value of the future cash flows expected to be derived from an asset or CGU. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted. Estimated future cash flows are calculated using estimated future prices, mineral reserves and resources, and operating and capital costs. All assumptions used are those that an independent market participant would consider appropriate.

During the year ended December 31, 2016, the Company recognized an impairment charge of $1,034 (year ended December 31, 2015 - $84,300) for its non-financial assets (see notes 8 and 11).

ii.	Impairment reversals

An assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses may no longer exist or may have decreased. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the CGU’s recoverable amount since the last impairment loss was recognized. This reversal is recognized in the consolidated statement of comprehensive income and is limited to the carrying value that would have been determined, net of any depreciation where applicable, had no impairment charge been recognized in prior years.

Page F-20 of F-55

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2016, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts)

p)	Lease Liabilities

The determination of whether an arrangement is, or contains, a lease is based on the substance of the contractual arrangement at inception date, including whether the arrangement contains the use of a specific asset and the right to use that asset. Where the Company receives substantially all the risks and rewards of ownership of the asset, these arrangements are classified as finance leases. Finance leases are recorded as an asset with a corresponding liability at an amount equal to the lower of the fair value of the leased asset and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance costs using the effective interest method, with the interest element of the lease charged to the consolidated statement of comprehensive income as a finance cost. PPE acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

All other leases are classified as operating leases. Operating lease payments are recognized in the consolidated statement of comprehensive income on a straight-line basis over the lease term.

q)	Income Taxes

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

r)	Share-Based Payments

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

Page F-21 of F-55

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2016, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts)

s)	Provisions and Contingencies

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

t)	Newly Applied Accounting Standards

The following amended standards were applied as of January 1, 2016:

•	IFRS 10, Consolidated Financial Statements (amendment);
•	IAS 1, Presentation of Financial Statements (amendment);
•	IAS 16, Property, Plant and Equipment (amendment); and
•	IAS 38 Intangible Assets (amendment).

The adoption of these amended standards did not have a significant impact on the Company’s consolidated financial statements.

u)	Accounting Standards Issued But Not Yet Effective

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

Amendments to IAS 7, Statement of Cash Flows (“IAS 7”) was issued by the IASB in January 2016. The amendment clarifies that entities shall provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities. The amendment to IAS 7 is effective for annual periods beginning on or after January 1, 2017. The Company is evaluating the impact of this standard on its consolidated financial statements.

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

IFRS 16, Leases (“IFRS 16”) was issued by the IASB in January 2016 and will replace IAS 17 Leases. IFRS 16 specifies the methodology to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value.

Page F-22 of F-55

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2016, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts)

The mandatory effective date is for annual periods beginning on or after January 1, 2019. The Company is evaluating the impact of this standard on its consolidated financial statements.

Page F-23 of F-55

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2016, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts)

4.	SUBSIDIARIES

The following table lists subsidiaries of the Company:

Name of Subsidiary	Place of Incorporation	Proportion of Beneficial Common Share Ownership Interest	Principal Activity
Twangiza Mining SA	Congo	100%	Mining
Namoya Mining SA	Congo	100%	Mining
Lugushwa Mining SA	Congo	100%	Mining
Kamituga Mining SA	Congo	100%	Mining
Banro Congo Mining SA	Congo	100%	Mining
Banro Hydro SARL	Congo	100%	Infrastructure
Banro American Resources Inc.	United States of America	100%	Inactive
Twangiza (Barbados) Limited	Barbados	100%	Holding and Financing
Namoya (Barbados) Limited	Barbados	100%	Holding and Financing
Lugushwa (Barbados) Limited	Barbados	100%	Holding
Kamituga (Barbados) Limited	Barbados	100%	Holding
Banro Congo (Barbados) Limited	Barbados	100%	Holding
Banro Group (Barbados) Limited	Barbados	100%	Holding and Financing

Page F-24 of F-55

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2016, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts)

5.	CASH AND CASH EQUIVALENTS

	December 31, 2016	December 31, 2015
	$	$
Cash	1,294	2,207
Cash equivalents	-	55
Cash and cash equivalents	1,294	2,262

Restricted cash[1]	10,079	-
	10,079	-

1 Restricted cash relates to deposits for future payments on long-term debt until stated maturity (see Note 18) and reclamation deposits for permit renewal (see Note 17).

6.	TRADE AND OTHER RECEIVABLES

	December 31, 2016	December 31, 2015
	$	$
Trade receivables and advances to employees	460	299
VAT receivable	14,723	10,014
Other receivables	10,479	2,707
	25,662	13,020

As at December 31, 2016, there were no allowances as all amounts are expected to be fully recovered (December 31, 2015 - $nil). Some receivables, although contractually not past their due dates, are not considered impaired as there has not been a significant change in the credit quality of the relevant counterparty.

7.	PREPAID EXPENSES AND DEPOSITS

	December 31, 2016	December 31, 2015
	$	$
Supplier prepayments and deposits - Twangiza	3,946	3,078
Supplier prepayments and deposits - Namoya	3,709	3,160
Prepaid insurance and rent	1,563	843
	9,218	7,081

Page F-25 of F-55

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2016, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts)

8.	INVENTORIES

	December 31, 2016	December 31, 2015
	$	$
Ore in stockpiles	2,906	1,431
Gold in process	13,787	761
Gold bullion	10,111	2,022
Mine operating supplies	42,065	23,975
Total current portion	68,869	28,189

Non-current ore in stockpiles[1]	4,802	3,802
Total	73,671	31,991

1 Includes stockpiles not scheduled for processing within the next twelve months.

The Company transferred $14,312 from mine under construction to inventories upon the declaration of commercial production at the Company’s Namoya mine effective January 1, 2016. During the year ended December 31, 2016, the Company recognized $145,918, (year ended December 31, 2015 and 2014 - $74,631 and $69,148, respectively) of inventories as an expense as production costs and $1,034 (year ended December 31, 2015 and 2014 - $nil and $nil, respectively), for impairment of inventories as other charges and provisions in the consolidated statement of comprehensive (loss)/income.

Page F-26 of F-55

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2016, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts)

9.	PROPERTY, PLANT AND EQUIPMENT

The Company’s property, plant and equipment (“PPE”) are summarized as follows:

	Mining	Construction	Plant and	Total
	assets	in progress	equipment
	$	$	$	$
I) Cost
Balance as at January 1, 2015	54,771	1,532	327,408	383,711
Additions	-	52	29,089	29,141
Disposals	-	-	(2,754)	(2,754)
Balance as at December 31, 2015	54,771	1,584	353,743	410,098
Additions	-	17,888	15,524	33,412
Transfers from mine under construction	51,921	479	321,300	373,700
Transfers	-	(3,818)	3,818	-
Disposals	-	-	(23,420)	(23,420)
Balance as at December 31, 2016	106,692	16,133	670,965	793,790

II) Accumulated Depreciation
Balance as at January 1, 2015	20,448	-	68,253	88,701
Depreciation	-	-	30,726	30,726
Depletion	3,591	-	-	3,591
Disposals	-	-	(2,547)	(2,547)
Balance as at December 31, 2015	24,039	-	96,432	120,471
Depreciation	-	-	58,660	58,660
Depletion	9,165	-	-	9,165
Disposals	-	-	(23,283)	(23,283)
Balance as at December 31, 2016	33,204	-	131,809	165,013

III) Carrying amounts
Balance as at December 31, 2015	30,732	1,584	257,311	289,627
Balance as at December 31, 2016	73,488	16,133	539,156	628,777

The Company transferred $373,700 from mine under construction to PPE upon the declaration of commercial production at the Company’s Namoya mine effective January 1, 2016. During the year ended December 31, 2016, the Company removed assets not in use with a total cost of $23,420, and accumulated depreciation of $23,283 resulting in a loss on disposition of $134 in the consolidated statement of comprehensive (loss)/income and $3 in exploration and evaluation. During the year ended December 31, 2015, the Company removed assets with a total cost of $2,754 (year ended December 31, 2014 - $1,619), and accumulated depreciation of $2,547, (year ended December 31, 2014 - $1,466) from its accounting records that were no longer in use and a loss on disposition of assets of $125 was reported in the consolidated statement of comprehensive (loss)/income (year ended December 31, 2014 – $153) and $82 was reported in mine under construction (year ended December 31, 2014 - $nil). The Company’s PPE in the Congo are pledged as security.

Page F-27 of F-55

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2016, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts)

10.	EXPLORATION AND EVALUATION

					Banro
					Congo
	Twangiza	Namoya	Lugushwa	Kamituga	Mining	Total
Cost	$	$	$	$	$	$
Balance as at January 1, 2015	31,026	16,843	53,433	24,410	4,247	129,959
Additions	1,516	1,185	2,921	2,924	1,233	9,779
Balance as at December 31, 2015	32,542	18,028	56,354	27,334	5,480	139,738
Additions	1,376	1,154	2,906	2,823	1,242	9,501
Balance as at December 31, 2016	33,918	19,182	59,260	30,157	6,722	149,239

11.	MINE UNDER CONSTRUCTION

Development expenditures with respect to the construction of the Company’s Namoya mine are as follows:

Cost	$
Balance as at January 1, 2015	414,258
Additions	111,372
Pre-commercial production revenue	(53,318)
Impairment	(84,300)
Balance as at December 31, 2015	388,012
Transfers to inventories	(14,312)
Transfers to PPE	(373,700)
Balance as at December 31, 2016	-

Effective January 1, 2016 the Company declared commercial production at its Namoya mine. All capital costs related to the Namoya mine prior to January 1, 2016 have been transferred to property, plant and equipment. Revenues realized from the sale of inventories produced and sold before commencement of commercial production (“pre-commercial production revenue”) are recorded as a reduction of the respective mining asset. This treatment ceased on December 31, 2015, and proceeds from sales beginning January 1, 2016 have been recognized in the consolidated statement of comprehensive (loss)/income. During the year ended December 31, 2016, cash payments in the amount of $13,515 were made against accounts payable that related to mine under construction balances from December 31, 2015.

The Company performed impairment testing for its mine under construction when indications of potential impairment are identified. As at December 31, 2015, the Company identified the aggregate impact of the current period economic performance of Namoya compared to expectations, continued capitalization of pre-operating losses, a decrease in the long-term gold environment as well as a consolidated enterprise value that is lower than the net assets of the Company as indicators of a potential impairment. The Company performed an impairment assessment to determine the recoverable amount of the Namoya cash generating unit (“CGU”). The assessment indicated that the carrying amounts of the CGU exceeded the recoverable amount. Accordingly, the Company recognized an impairment charge of $84,300 for the year ended December 31, 2015 (year ended December 31, 2014 - $nil).

The key assumptions for 2015 recoverable amount of the Namoya CGU was determined by calculating the FVLCD, which has been determined to be greater than the value in use. The key assumptions used in determining the FVLCD for the CGU are life-of-mine (“LOM”) plans, long-term commodity prices, discount rates and contribution of non-reserve mineralization. The estimates of future cash flows were derived from the most recent LOM plan. LOM plans are typically developed annually and are based on management’s current best estimates of optimized mine and processing plans, future operating costs and the assessment of capital expenditures of a mine site. The Company used estimated annual gold prices with a range from $1,190 to $1,250 per ounce based on observable market data including spot price, and industry analyst consensus. A discount rate of 8.4% was applied to present value the net future cash flows based on the weighted average cost of capital to account for geopolitical risk and other CGU specific risks, which have not been included in the cash flows such as project risk.

Page F-28 of F-55

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2016, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts)

12.	TRADE AND OTHER PAYABLES

	December 31, 2016	December 31, 2015
	$	$
Bank overdrafts	7,206	6,039
Accounts payable	62,990	51,715
Accrued liabilities	23,431	23,615
Promissory note	-	866
	93,627	82,235

13.	DEFERRED REVENUE

In February 2016, the Company closed a gold streaming transaction relating to the Twangiza mine (the “Twangiza Transaction”) with RFW Banro Investments Limited (“RFWB”). The Company received from RFWB a deposit of $67,500 for the delivery of a certain percentage (the “Entitlement Percentage”) of the gold produced at the Twangiza mine (effective January 1, 2016) for an initial term of 40 years with automatic renewals for successive 15-year periods unless there is no mining activity for the last 15 years. The Entitlement Percentage is 11% based on a gold price between $1,150 and $1,500 per ounce, 12.5% based on a gold price of less than $1,150 per ounce, and 9.5% based on a gold price greater than $1,500 per ounce. When total gold production from the Twangiza mine has reached 1.14 million ounces from the commencement of the delivery term, the Entitlement Percentages above will each be reduced by 50%. The ongoing payments by RFWB to Twangiza upon delivery of the gold are $150 per ounce. The value of deliveries between January 1, 2016 and the closing of the transaction, totaling $1,037, have been reflected as an adjustment to the proceeds from deferred revenue on initial recognition. At any time after the third anniversary of the closing of the Twangiza Transaction, the Company may, at its discretion, terminate the stream by paying to the purchaser in cash a buyback price equal to an amount which would result in the purchaser achieving an implied internal rate of return of 17.5% on the cash flows arising from the stream during the period from the closing of the Twangiza Transaction to the date that is 12 months following the date of payment of the buyback price.

In April 2015, the Company closed a gold streaming transaction for the Namoya mine with an entity funded by investment funds managed by Gramercy Funds Management LLC (“Gramercy”). The Company received a deposit of $50,000 in exchange for the delivery of 8.33% of the gold produced at the Namoya mine for an initial term of 40 years with automatic renewals for successive 15-year periods unless there is no mining activity for the last 15 years. At each point of delivery, the amount of the deposit is reduced by the market value of the gold delivered less the ongoing price of $150 per ounce paid by Gramercy. In the Company’s consolidated financial statements, the deposit is accounted for as deferred revenue. This deferred revenue is recognized based on an implied value per ounce deliverable over the estimated output of the life-of-mine.

The current portion of deferred revenue reflects expected deliveries within the next 12 months.

	Namoya	Twangiza	Total
	$	$	$
Balance as at January 1, 2015	-	-	-
Prepayment received	50,000	-	50,000
Gold delivered	(1,633)	-	(1,633)
Balance as at December 31, 2015	48,367	-	48,367
Prepayment received	-	66,463	66,463
Gold delivered	(3,906)	(4,672)	(8,578)
Balance as at December 31, 2016	44,461	61,791	106,252
Current portion	5,205	6,253	11,458
Non-current portion	39,256	55,538	94,794

Page F-29 of F-55

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2016, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts)

14.	BANK LOANS

Lender	Ecobank	Rawbank	Banque	Banque	Rawbank	Total
			Commerciale	Commerciale du
			du Congo	Congo
	$	$	$	$	$	$
Balance as of January 1, 2015	15,000	1,000	4,992	-	-	20,992
Proceeds	-	-	-	11,500	-	11,500
Repayments	(11,131)	(1,000)	(4,992)	(436)	-	(17,559)
Balance as of December 31, 2015	3,869	-	-	11,064	-	14,933
Proceeds	-	-	-	1,500	5,000	6,500
Repayments	(3,869)	-	-	(5,551)	(2,500)	(11,920)
Balance as of December 31, 2016	-	-	-	7,013	2,500	9,513
Current portion	-	-	-	7,013	2,500	9,513
Non-Current portion	-	-	-	-	-	-

Start Date	February 2013	July 2013	September 2013	September 2015	June 2016
End Date	February 2016	September 2015	October 2015	July 2017	May 2017
Interest rate	8.5%	10.0%	9.5%	9.5%	12.0%
Payment Frequency	Quarterly	Monthly	Monthly	Monthly	Monthly

The Company accrued interest on the bank loans of $59 as of December 31, 2016 (December 31, 2015 - $99), which is included in accrued liabilities in its consolidated statement of financial position. The Company recorded interest expense of $1,291 in the consolidated statement of comprehensive (loss)/income, for the year ended December 31, 2016 (year ended December 31, 2015 and 2014 - $nil and $1,070, respectively) and $nil was capitalized to mine under construction for the year ended December 31, 2016 (year ended December 31, 2015 and 2014 - $1,596 and $2,070, respectively) in relation to the bank loans.

15.	OTHER LIABILITIES

a)	Finance lease

The gross values of minimum lease payments are as follows:

	December 31,	December 31,
	2016	2015
	$	$
Within one year	1,153	2,537
Between two and five years	-	1,382
	1,153	3,919
Future interest	(61)	(591)
Present value of finance lease liability	1,092	3,328

The present values of minimum lease payments are as follows:

	December 31, 2016	December 31, 2015
	$	$
Within one year	1,092	2,033
Between two and five years	-	1,295
Present value of finance lease liability	1,092	3,328

The carrying amounts of the assets under lease as at December 31, 2016 is $4,268 (December 31, 2015 - $4,908).

Page F-30 of F-55

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2016, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts)

b)	Employee retention allowance

The Company has an employee retention incentive plan under which an amount equal to one-month salary per year of service is accrued to each qualified employee up to a maximum of 10 months (or 10 years of service with the Company). To qualify for this retention allowance, an employee must complete two years of service with the Company. The full amount of retention allowance accumulated by a particular employee is paid out when the employee is no longer employed with the Company, unless there is a termination due to misconduct, in which case the retention allowance is forfeited. There is uncertainty about the timing of these outflows but with the information available and assumption that eligible employees will not be terminated due to misconduct, as at December 31, 2016, the Company had accrued a liability of $3,839 (December 31, 2015 - $4,071)

The following table summarizes information about changes to the Company’s employee retention allowance during the years ended December 31, 2016 and 2015. Retention allowance is classified as a non-current liability in the statement of financial position.

$
Balance as at January 1, 2015	3,405
Additions	1,123
Forfeitures	(127)
Payments to employees	(330)
Balance as at December 31, 2015	4,071
Additions	919
Forfeitures	(82)
Payments to employees	(1,069)
Balance as at December 31, 2016	3,839

c)	Equipment financing

	Twangiza	Namoya	Total
	$	$	$
Balance as at January 1, 2016	-	-	-
Financed amount	7,168	3,462	10,630
Payments	(1,310)	(1,038)	(2,348)
Balance as at December 31, 2016	5,858	2,424	8,282
Current portion	3,800	2,067	5,867
Non-current portion	2,058	357	2,415

During the year ended December 31, 2016, the Company entered into equipment financing arrangements in relation to mobile equipment, which bear an interest rate of 8% per annum. Of the financed amount at December 31, 2016, $7,214 is payable in 8 quarterly installments and $1,068 is payable in 11 equal monthly installments.

16.	DERIVATIVE INSTRUMENTS

a)	Gold Prepayment Arrangements

In February 2015, the Company closed a gold forward sale agreement relating to the Twangiza mine. The agreement provided for the prepayment by the purchaser of $20,000 for its purchase of 22,248 ounces of gold from the Twangiza mine, with the gold deliverable over three years, at 618 ounces per month. The forward sale may be terminated at any time upon payment to the purchaser of a one-time termination amount that would result in the purchaser receiving an internal rate of return of 20%. The terms of the forward sale also include a gold floor price mechanism whereby, if the gold price falls below $1,100 per ounce in any month, additional ounces are deliverable to ensure a realized gold price of $1,100 per ounce for that month. In April 2015, the Company closed a second gold forward sale agreement relating to the Twangiza mine. This agreement also provided for the prepayment by the purchaser of $20,000 for its purchase of 22,248 ounces of gold from the Twangiza mine, with the same terms as the first gold forward sale agreement referred to above. In September 2015, the second gold forward sale agreement was amended for an additional prepayment by the purchaser of $7,000 for its purchase of an additional 8,481 ounces of gold from the Twangiza mine, with the deliverable gold beginning January 2016 over 33 months at 257 ounces per month. The Company has classified the obligation under the agreements as a financial instrument at fair value through profit or loss based on the intent, terms and nature of the agreements. Transaction costs of $300 were expensed during the year ended December 31, 2015 to the consolidated statement of comprehensive (loss)/income. In January 2016, the said second gold forward sale agreement was further amended for an additional prepayment by the purchaser of $3,480 for its purchase of an additional 123.835 ounces of gold per month from the Twangiza mine beginning in January 2016 for 32 months. The terms and conditions for the agreement remain unchanged and the Company has classified the obligation under the agreement as a financial instrument at fair value through profit or loss based on the intent, terms and nature of the agreement. During year ended December 31, 2016, transaction costs of $300 were included in finance expenses in the consolidated statement of comprehensive (loss)/income. In February 2016, the Company extinguished gold forward sales for $31,761 that had been closed by the Company in February and April 2015 and, for the year ended December 31, 2016, realized a gain of $30 on extinguishment in the consolidated statement of comprehensive (loss)/income. As at December 31, 2016, the remaining ounces to be delivered are 7,998.

Page F-31 of F-55

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2016, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts)

In May 2015, the Company closed a gold forward sale agreement with Rawbank SA relating to the Twangiza mine. The agreement provided a prepayment of $10,000 for the delivery of 9,508 ounces of gold in monthly quantities of 396 ounces over a period of 24 months. The agreement may be terminated at any time upon payment to the purchaser of a one-time termination amount that would result in the purchaser receiving an internal rate of return of 13%. The terms of the agreement also include a gold floor price mechanism whereby, if the gold price falls below $1,150 per ounce in any month, additional ounces are deliverable to ensure a realized gold price of $1,150 per ounce for that month. As at December 31, 2016, the remaining ounces to be delivered are 1,866.

In August 2015, the Company closed an agreement with a project vendor to deliver 2,842 ounces of gold in monthly quantities of 129 ounces over a period of 22 months to settle an outstanding balance of $2,894. The agreement may be terminated at any time upon payment to the purchaser of a one-time termination amount that would result in the purchaser receiving an internal rate of return of 19%. The terms of the agreement also include a gold floor price mechanism whereby, if the gold price falls below $1,100 per ounce in any month, additional ounces are deliverable to ensure a realized gold price of $1,100 per ounce for that month. As at December 31, 2016 the remaining ounces to be delivered are 391.

In October 2015, the Company closed a gold forward sale agreement with Auramet International, LLC (“Auramet”) relating to the Twangiza mine for $2,000 and an additional $3,000 in December 2015. The final gold delivery occurred in 2016. In February 2015, the Company delivered all ounces to Auramet for the outstanding obligation valued at $1,291 from 2014.

During the year ended December 31, 2016, the Company reflected a fair value loss of $5,005 in the consolidated statement of comprehensive (loss)/income relating to the revaluation of these gold prepayment arrangements (year ended December 31, 2015 and 2014 - $6,205 and $nil, respectively).

The fair value of the gold forward sale agreements is determined using a discounted cash flow model that takes into account the scheduled deliveries and the expected future price of gold.

	Twangiza	Rawbank	Project	Auramet	Total
	GSA		Vendor
	$	$	$	$	$
Balance as at January 1, 2015	-	-	-	1,291	1,291
Prepayment received	47,000	10,000	2,894	5,000	64,894
Gold delivered	(12,737)	(3,214)	(1,168)	(2,787)	(19,906)
Fair value loss	5,504	357	140	204	6,205
Balance as at December 31, 2015	39,767	7,143	1,866	3,708	52,484
Prepayment received	3,480	-	-	-	3,480
Gold delivered	(7,111)	(5,894)	(1,919)	(3,805)	(18,729)
Fair value loss	3,558	850	500	97	5,005
Extinguishment	(31,761)	-	-	-	(31,761)
Balance as at December 31, 2016	7,933	2,099	447	-	10,479
Current portion	4,993	2,099	447	-	7,539
Non-current portion	2,940	-	-	-	2,940

Page F-32 of F-55

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2016, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts)

b)	Call Options

$
Fair value, January 1, 2015	16
Issuance of call options	148
Fair value gain	(124)
Balance as at December 31, 2015	40
Issuance of call options	115
Fair value loss	394
Exercise	(549)
Balance as at December 31, 2016	-

The fair value of call options is determined using a Black-Scholes option pricing model that takes into account the gold price, the term of the call option, the expected life, the gold price at valuation date, expected gold price volatility based on the historical data, and the risk free interest rate for the term of the call option.

During the year ended December 31, 2016, the Company reflected a fair value loss of $394 in the consolidated statement of comprehensive (loss)/income (years ended December 31, 2015 and 2014 – gains of $124 and $36, respectively).

c)	Warrants to Purchase Common Shares

In February 2016, warrants were issued as a part of the term loan and common share private placement transactions (see notes 18 and 20) that entitle the holders thereof to acquire 10 million and 2.5 million common shares of the Company, respectively, at a price of $0.2275 per share for a period of 3 years, expiring February 26, 2019.

In August 2014, warrants were issued as a part of a liquidity backstop facility (the “Backstop Facility”) (the Backstop Facility has since been extinguished; see note 18). The warrants entitled the holders thereof to acquire 13.3 million common shares of the Company at a price of Cdn$0.269 per share for a period of 3 years, expiring August 18, 2017. As of February 26, 2016, the exercise price was adjusted to Cdn$0.236 per share, as per the terms of these warrants.

$
Fair value, January 1, 2015	86
Fair value loss	1,157
Fair value, December 31, 2015	1,243
Issuance of warrants	1,818
Fair value gain	(1,582)
Balance as at December 31, 2016	1,479

The fair value of warrants is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the warrant, the expected life, the share price at valuation date, expected price volatility of the underlying share based on the historical weekly share price, the expected dividend yield, the historical forfeiture rate and the risk free interest rate for the term of the warrant.

During the year ended December 31, 2016, the Company reflected a fair value loss of $394 and transaction costs of $32 related to issued and outstanding warrants in the consolidated statement of comprehensive (loss)/income (year ended December 31, 2015 - fair value loss of $1,157 and year ended December 31, 2014 - fair value gain of $274 and transaction costs of $10). As at December 31, 2016, all warrants issued and outstanding which were classified as a derivative instruments, were accounted for as a current liability in the consolidated statement of financial position.

17.	PROVISION FOR CLOSURE AND RECLAMATION

The Company recognizes a provision related to its constructive and legal obligations in the Congo to restore its properties. The cost of this obligation is determined based on the expected future level of activity and costs related to decommissioning the mines and restoring the properties. The provision for the Twangiza mine is calculated at the net present value of the estimated future undiscounted cash flows using an interest rate of 11.74% (December 31, 2015 – 8.83%), a mine life of 14 years, and estimated future undiscounted liability of $8,563 (December 31, 2015 - $9,188). The provision for the Namoya mine is calculated at the net present value of the future estimated undiscounted liability using an interest rate of 11.47% (December 31, 2015 – 8.65%), a mine life of 8 years, and estimated future undiscounted liability of $10,593 (December 31, 2015 - $10,565). For the year ended December 31, 2016, the Company recorded accretion expense of $687 (year ended December 31, 2015 and 2014 - $676 and $620, respectively) in the consolidated statement of comprehensive (loss)/income.

Page F-33 of F-55

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2016, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts)

	Twangiza	Namoya	Total
	Mine	Mine
	$	$	$
Balance at January 1, 2015	3,633	4,122	7,755
Change in life of mine	(1,142)	-	(1,142)
Additions	38	101	139
Change in discount rate	258	380	638
Unwinding of the discount rate	272	404	676
Balance at December 31, 2015	3,059	5,007	8,066
Change in life of mine	(481)	(3)	(484)
Decrease in obligation	(191)	(4)	(195)
Change in discount rate	(808)	(1,010)	(1,818)
Unwinding of the discount rate	233	454	687
Balance at December 31, 2016	1,812	4,444	6,256

18.	LONG-TERM DEBT

In July 2016, the Company entered into a gold dore purchase agreement in connection with a $10,000 loan facility (the “Baiyin Loan”) with Baiyin International Investment Ltd (“Baiyin”). Baiyin is an affiliate of RFWB, which at December 31, 2016 owned approximately 16.5% of the outstanding common shares of the Company. The Baiyin Loan was funded in two equal tranches. The first tranche was funded in July 2016 with an initial maturity date of July 15, 2018 and the second tranche was funded in September 2016 with an initial maturity date of September 1, 2018. The Baiyin Loan bears an initial interest rate of 10% per annum up to August 31, 2016 and 11% per annum thereafter. The Company can prepay the principal at any time without penalty. The terms of the gold dore purchase agreement contemplate that Baiyin will purchase at market prices approximately 50% of the gold dore produced by Twangiza and approximately 50% of the gold dore produced by Namoya, in each case until the date the Baiyin Loan is repaid. As at December 31, 2016, such arrangement has not yet been fully implemented.

The Company recognized the Baiyin Loan at its fair value of $10,000. For the year ended December 31, 2016, the Company recognized $431 of interest under finance expense in its consolidated statement of comprehensive (loss)/income. As at December 31, 2016 the Company accrued interest on the Baiyin Loan of $277 (See Note 32).

In February 2016, the Company closed a $22,500 term loan facility (the “Term Loan”) funded by RFWB and investment funds managed by Gramercy Funds Management LLC (“Gramercy”). The Term Loan represents a loan of $22,500 with an initial maturity date of November 30, 2016 subsequently amended to March 1 2017. While the initial terms of this loan provided that (i) it may be extended until November 30, 2020 provided certain financial tests are met, (ii) it bore interest at a rate of 8.5% per annum for the first 21 months of the term and then at a rate of the 3-month LIBOR rate plus 8.0% for the last two years of the term (iii) interest is payable quarterly with the principal repayable in full at the end of the term of the facility, (iv) it may be prepaid at any time without penalty and (v) Gramercy and RFWB may require repayment of the Term Loan at any time after the second anniversary, changes have been made to these terms (see note 32). The Company issued to the lenders a total of 10 million common share purchase warrants of the Company (5 million warrants each to RFWB and to Gramercy in proportion to their advance of the Term Loan), with each such warrant entitling the holder to purchase one common share of the Company at a price of $0.2275 for a period of three years (see notes 16 and 20).

The Company recognized the Term Loan at its fair value of $22,500 less transaction costs of $268 and a fair value of $1,455 attributed to the warrants. For the year ended December 31, 2016, the Company recognized $3,369 of interest under finance expense in its consolidated statement of comprehensive (loss)/income. As at December 31, 2016, the Company included accrued interest on the term loan of $165 under accrued liabilities in its consolidated statement of financial position.

In August 2014, the Company closed the Backstop Facility for gross aggregate proceeds of up to $35,000. The Backstop Facility provided for the issuance by the Company of two classes of notes, defined as Priority Lien Notes and Parity Lien Notes, as well as common share purchase warrants of the Company (see note 16c). The notes had a maturity date of July 31, 2016, but were prepaid as a part of the Namoya gold streaming transaction completed on April 30, 2015 (see note 13). Any interest payable on or before July 31, 2015 could be capitalized monthly by the Company by adding the accrued interest to the outstanding principal of the notes. The amount of capitalized interest for the year ended December 31, 2015 was $2,509 (year ended December 31, 2014 - $2,369).

Page F-34 of F-55

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2016, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts)

The Company recognized the long-term debt portion of the securities issued under the Backstop Facility, at a fair value of $36,640 less transaction costs of $1,143, in its consolidated statement of financial position. As a portion of the proceeds from the Backstop Facility is attributable to the construction of the Namoya mine, the Company capitalized 100% of borrowing costs for the $2,000 in Parity Lien Notes and the related portion of all other borrowing costs calculated using a rate of 21.91% . For the year ended December 31, 2015, the Company capitalized borrowing costs of $680 to mine under construction (year ended December 31, 2014 - $ 542) and recognized $1,829 of borrowing costs under finance (year ended December 31, 2014 - $1,827) expense in its consolidated statement of comprehensive (loss)/income. In April 2015, the entire Backstop Facility was repaid in the amount of $40,701, including capitalized interest of $4,878 and a loss on extinguishment of $326.

On March 2, 2012, the Company closed a debt offering for gross proceeds of $175,000 (the ‘‘Offering’’). A total of 175,000 units (the ‘‘Units’’) of the Company were issued. Each Unit consisted of $1 principal amount of notes (the “Notes”) and 48 common share purchase warrants (the “Warrants”) of the Company. The Notes have a maturity date of March 1, 2017 and bear interest at a rate of 10%, accruing and payable semi-annually in arrears on March 1 and September 1 of each year. Each Warrant entitles the holder thereof to acquire one common share of the Company at a price of $6.65 for a period of five years, expiring March 1, 2017 (see note 32).

The Company recognized the long-term debt portion of the Units, at its fair value of $160,959 less transaction costs of $9,197, in its consolidated statement of financial position. The residual value of $14,041 less $789 in transaction costs has been attributed to the Warrants. As a portion of the proceeds from the Offering was attributable to the construction of the Namoya mine, the Company capitalized the related portion, 88%, of all borrowing costs prior to the Namoya mine entering commercial production. As at December 31, 2016, the fair value of the long-term debt is $150,500 (December 31, 2015 - $105,000) which is valued using a market approach. For the year ended December 31, 2016, the Company capitalized borrowing costs of $nil (year ended December 31, 2015 and 2014 – $19,819 and $19,277, respectively) to mine under construction and recognized $23,401 (year ended December 31, 2015 and 2014 - $2,754 and $2,677, respectively) of borrowing costs under finance expense in its consolidated statement of comprehensive (loss)/income. As at December 31, 2016, the Company included accrued interest on the long-term debt of $5,849 (December 31, 2015 - $5,833) under accrued liabilities in its consolidated statement of financial position.

The Company has complied with its long-term debt covenants as at December 31, 2016.

	Offering	Backstop Facility	Term Loan	Baiyin Loan	Total
	$	$	$	$	$
Balance at January 1, 2015	163,055	37,866	-	-	200,921
Accretion and capitalized interest	5,072	2,509	-	-	7,581
Extinguishment	-	(40,375)	-	-	(40,375)
Balance at December 31, 2015	168,127	-	-	-	168,127
Loan issued	-	-	20,777	10,000	30,777
Accretion	5,852	-	1,723	-	7,575
Balance at December 31, 2016	173,979	-	22,500	10,000	206,479
Current	173,979	-	22,500	-	196,479
Non-current	-	-	-	10,000	10,000

The table below details the timing of payments for principal and interest on the long-term debt:

	Payments due by period
		Less than one	One to three	Three to	After four
	Total	year	years	four years	years
	$	$	$	$	$
Offering debt	175,000	175,000	-	-	-
Offering debt interest	8,678	8,678	-	-	-
Term Loan principal	22,500	22,500	-	-	-
Term Loan interest	478	478	-	-	-
Baiyin Loan	10,000	-	10,000	-	-
Baiyin Loan interest	2,042	1,377	665	-	-

Page F-35 of F-55

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2016, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts)

19.	PREFERENCE SHARES

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

Quarterly preferential cumulative cash dividends accrue and, if, as and when declared by the applicable board of directors are payable on the last day of each of March, June, September and December in each year from the date of issuance. The amount of dividends that accrue on the Preference Shares on any dividend payment date shall be an amount per share equal to the product obtained by multiplying (i) the Dividend Liquidation Preference (as defined below) on such dividend payment date by (ii) the quotient obtained by dividing (A) the Production Schedule Yield (as defined below) on such dividend payment date by (B) four.

The “Dividend Liquidation Preference” of a Preference Share on any dividend payment date means an amount equal to (i) the simple average of the afternoon London Gold Fix price per troy ounce for each trading day during the three-month period ending on the immediately preceding dividend payment date multiplied by (ii) 0.017501.

The “Production Schedule Yield” means for any dividend payment date the percentage rate corresponding to the Monthly Production Level for such dividend payment date (where Monthly Production Level for any dividend payment date refers to the average monthly production level during the three-month period ending on the immediately preceding dividend payment date).

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

The Series B Shares were issued for a nominal price and are held by the sole holder of all of the Subco Shares. The terms of the Series B Shares provide that, in the event that two quarterly dividend payments (whether or not consecutive) on the Subco Shares or the Series A Shares shall have accrued and been unpaid, the holders of the Series B Shares will be entitled to notice of, and to attend, at each annual and special meeting of shareholders or action by written consent at which directors of the Company will be elected and will be entitled to a separate class vote, together with the holders of the Series A Shares and the holders of any other series of shares of the Company ranking on a parity with such Series B Shares or Series A Shares either as to dividends or the distribution of assets upon liquidation, dissolution or winding up and upon which like voting rights have been conferred and are exercisable to elect two members to the board of directors of the Company until dividends on the Subco Shares or Series A Shares have been paid in full or declared and set apart in trust for payment (whereupon such right shall cease unless and until another quarterly dividend payment on the Subco Shares or Series A Shares shall have accrued and been unpaid).

Page F-36 of F-55

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2016, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts)

The Company has classified the Preference Shares as financial instruments measured at fair value through profit or loss for reporting purposes given that the shares contain an embedded derivative since they may be redeemed at the option of the holder at a future date at a value based on future circumstances. The Preference Shares are revalued at each reporting date, with a gain or loss reported in the Company’s consolidated statement of comprehensive (loss)/income. On issuance, the Company recognized the Preference Shares at their fair value of $32,900 in its consolidated statement of financial position. As at December 31, 2016, the Company has recognized the Preference Shares at their fair value of $30,576 (December 31, 2015 - $28,315) (see note 32). For the year ended December 31, 2016, a loss of $1,970 was recorded in the consolidated statement of comprehensive (loss)/income for the change in fair value of the derivative financial liability (for the year ended December 31, 2015 and 2014 – gain of $4,596 and loss of $3,064, respectively). The fair value of the Preference Shares was obtained by using a discounted cash flow approach and market based inputs, where applicable.

During the year ended December 31, 2016, the Company declared and paid dividends on the Preference Shares in the amount of $3,928 (year ended December 31, 2015 and 2014 - $3,514 and $1,487). As at December 31, 2016 accrued dividends of $2,173 in respect of the dividend payment dates of September 30, 2016 and December 31, 2016 were included in the Preference Shares balance (December 31, 2015 - $1,875). For the year ended December 31, 2016, dividend expense of $4,219 was reflected in the consolidated statement of comprehensive (loss)/income (year ended December 31, 2015 and 2014 - $3,178 and $3,064, respectively) and $nil of dividends were capitalized to mine under construction (year ended December 31, 2015 and 2014 - $620 and $774, respectively).

In February 2014, the Company completed a $40,000 financing through a non-brokered private placement (the "Private Placement") involving the issuance of preferred shares (collectively, the “Private Placement Preferred Shares”) of two of the Company's subsidiaries (Namoya (Barbados) Limited and Twangiza (Barbados) Limited). The Private Placement Preferred Shares pay an 8% cumulative preferential cash dividend, payable quarterly, and mature on June 1, 2017. At the option of the holders and at any time before the maturity date, the holders will be entitled to exchange their Private Placement Preferred Shares into 63 million common shares of the Company at a strike price of $0.5673 per common share. A portion of the proceeds from the Private Placement were used towards the completion of the Namoya Mine; therefore, a portion of the dividends accrued and paid were capitalized to mine under construction. The first four dividend payments on the Private Placement Preferred Shares could be deferred by the Company and accumulated at an annual rate of 10%. During the year ended December 31, 2016, dividends of $3,455 were paid (year ended December 31, 2015 and 2014 - $1,736 and $799, respectively).

The Company has elected to classify the Private Placement Preferred Shares as financial instruments measured at fair value through profit or loss for reporting purposes given that the shares comprise multiple embedded derivatives. The Private Placement Preferred Shares are revalued at each reporting date, with a gain or loss reported in the Company’s consolidated statement of comprehensive (loss)/income. On issuance, the Company recognized the Private Placement Preferred Shares at their fair value of $40,000 in its consolidated statement of financial position. As at December 31, 2016, the Company has recognized the Private Placement Preferred Shares at their fair value of $42,658 (December 31, 2015 - $41,022) and classified them as current liabilities based on the date of maturity. For the year ended December 31, 2016, a loss of $1,636, was included in the consolidated statement of comprehensive (loss)/income for the change in fair value of the derivative financial liability (year ended December 31, 2015 and 2014 – loss of $1,490 and gain of $4,101, respectively). The fair value of the Private Placement Preferred Shares was obtained by using a discounted cash flow approach and market based inputs, where applicable. For the year ended December 31, 2016, dividends of $nil were capitalized to mine under construction (year ended December 31, 2015 and 2014 - $1,285 and $1,110, respectively) and for the year ended December 31, 2016, dividend expense of $3,455 was reflected in the consolidated statement of comprehensive (loss)/income (year ended December 31, 2015 and 2014 - $2,640 and $2,280, respectively) (see note 32).

Issued and outstanding preference/preferred shares are as follows (number of shares in thousands):

Page F-37 of F-55

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2016, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts)

	Number of
	Shares	Fair Value
	(in thousands)
Series A Preference Shares		$
Balance as at January 1, 2015	116	2,877
Accrued cumulative dividends	-	240
Dividend payments	-	(215)
Change in fair value	-	(405)
Balance as at December 31, 2015	116	2,497
Accrued cumulative dividends	-	365
Dividend payments	-	(424)
Change in fair value	-	258
Balance as at December 31, 2016	116	2,696

Subco Shares*
Balance as at January 1, 2015	1,200	29,749
Accrued cumulative dividends	-	2,484
Dividend payments	-	(2,224)
Change in fair value	-	(4,191)
Balance as at December 31, 2015	1,200	25,818
Accrued cumulative dividends	-	3,854
Dividend payments	-	(3,504)
Change in fair value	-	1,712
Balance as at December 31, 2016	1,200	27,880

Namoya Barbados Private Placement Preferred Shares
Balance as at January 1, 2015	21	19,245
Change in fair value	-	1,266
Balance as at December 31, 2015	21	20,511
Change in fair value	-	818
Balance as at December 31, 2016	21	21,329

Twangiza Barbados Private Placement Preferred Shares
Balance as at January 1, 2015	21	19,245
Change in fair value	-	1,266
Balance as at December 31, 2015	21	20,511
Change in fair value	-	818
Balance as at December 31, 2016	21	21,329

Balance as at December 31, 2015		69,337
Balance as at December 31, 2016		73,234

*There are also 1,200 series B preference shares of the Company associated with the Subco Shares.

20.	SHARE CAPITAL

a)	Authorized

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series, with no par value. All share, option and warrant amounts are presented in thousands.

Page F-38 of F-55

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2016, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts)

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

In February 2016, the Company closed an equity private placement to RFWB for 50 million common shares and warrants that entitle the holder to purchase 2.5 million common shares at a price of $0.2275 per share for a period of three years (see note 16). The common shares of the Company issued were valued at gross proceeds of $8,750, net of transaction costs of $319 and a fair value attributed to the warrants of $363. RFWB holds approximately 16.5% of the outstanding common shares of the Company following completion of this private placement. For so long as RFWB holds at least 10% of the outstanding common shares of the Company, RFWB has the right to nominate one person for election to the Company’s board of directors at the annual shareholders’ meeting.

As of December 31, 2016, the Company had 303,482 common shares issued and outstanding (December 31, 2015 – 252,159).

	Number of shares (in
	thousands)	Amount
		$
Balance as at January 1, 2015	252,101	518,615
Exercise of stock options	58	14
Balance as at December 31, 2015	252,159	518,629
Private placement	50,000	8,068
Exercise of stock options	1,323	290
Balance as at December 31, 2016	303,482	526,987

b)	Share purchase warrants

As part of the Offering disclosed in note 18, the Company issued to the investors 8.4 million Warrants, each of which is exercisable to acquire one common share of the Company at a price of $6.65 per share until March 1, 2017. As of December 31, 2016, the Company had 8.4 million of these Warrants outstanding (December 31, 2015 – 8.4 million).

In August 2014, warrants were issued as a part of the Backstop Facility arranged by the Company and have been recorded as derivative liabilities (see note 16c and 18). The warrants entitled the holders thereof to acquire 13.3 million common shares of the Company at a price of Cdn$0.269 per share for a period of 3 years, expiring August 18, 2017. As of February 26, 2016, the exercise price was adjusted to Cdn$0.236 per share, as per the terms of these warrants. As of December 31, 2016, all of these warrants were outstanding (December 31, 2015 – 13.3 million).

On February 26, 2016, warrants were issued as a part of the Term Loan and private placement transactions arranged by the Company and have been recorded as derivative liabilities (see notes 16, 18 and 20a). The warrants entitle the holders thereof to acquire 10 million and 2.5 million common shares, respectively of the Company, at a price of $0.2275 per share for a period of 3 years, expiring February 26, 2019. As of December 31, 2016, all of these warrants were outstanding. The exercise of the warrants is limited to each holder owning no more than 19.9% of the common shares of the Company. In the event of this exercise cap being triggered, warrants exercised for which shares cannot be issued are to be settled in cash.

Page F-39 of F-55

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2016, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts)

c)	(Loss)/income per share (number of shares in thousands)

(Loss)/income per share was calculated on the basis of the weighted average number of common shares outstanding for the year ended December 31, 2016, amounting to 294,881 (year ended December 31, 2015 and 2014 – 252,137 and 252,101, respectively) common shares. Diluted income per share was calculated using the treasury stock method. The diluted weighted average number of common shares outstanding for the year ended December 31, 2016 is 294,881 common shares (year ended December 31, 2015 and 2014 – 252,137 and 252,101, respectively). During the year ended December 31, 2016, 11,460 potential common shares related to stock options and warrants that would dilute basic earnings per share have not been included as they are anti-dilutive (year ended December 31, 2015 and 2014 - 1,119 and nil, respectively).

21.	SHARE-BASED PAYMENTS

The Company has an incentive Stock Option Plan under which non-transferable options to purchase common shares of the Company may be granted to directors, officers, employees or service providers of the Company or any of its subsidiaries. No amounts are paid or payable by the recipient on receipt of the option, and the exercise of the options granted is not dependent on any performance-based criteria. In accordance with these programs, options are exercisable at a price not less than the closing market price of the shares on the day prior to the grant date (see note 32).

Options granted typically have a contractual life of five years from the date of grant. Options granted during 2016 and 2015 had a vesting schedule of one-third of the options vesting on the grant date, one-third on the 12-month anniversary of the grant date, and the remaining third on the 24-month anniversary of the grant date.

The following tables summarize information about stock options (option numbers in thousands):

For the year ended December 31, 2016:

							Weighted
							average	Vested &
Exercise Price Range	Opening						remaining	Exercisable	Unvested
(Cdn$)	Balance	Granted	Exercised	Forfeiture	Expired	Closing	contractual
						Balance	life (years)
0.00 - 0.79	10,000	4,073	(1,323)	(1,277)	-	11,473	3.50	6,383	5,090
0.80 - 1.00	5,375	-	-	(1,000)	-	4,375	2.14	4,375	-
1.01 - 4.75	6,160	-	-	(937)	(1,088)	4,135	0.21	4,135	-
	21,535	4,073	(1,323)	(3,214)	(1,088)	19,983	2.52	14,893	5,090
Weighted Average Exercise Price (Cdn$)	1.59	0.40	0.18	1.71	3.62	1.31		1.66	0.31

For the year ended December 31, 2015:

							Weighted
							average
							remaining
Exercise Price Range	Openning	Granted	Exercised	Forfeiture	Expired	Closing	contractual	Vested &	Unvested
(Cdn$)	Balance					Balance	life (years)	Exercisable
0.00 - 0.79	-	10,460	(58)	(402)	-	10,000	4.08	3,334	6,666
0.80 - 1.00	5,690	-	-	(315)	-	5,375	3.16	5,375	-
1.01 - 2.35	1,936	-	-	(723)	(1,213)	-	-	-	-
2.36 - 4.75	7,921	-	-	(1,691)	(70)	6,160	1.06	6,160	-
	15,547	10,460	(58)	(3,131)	(1,283)	21,535	2.99	14,869	6,666
Weighted Average Exercise Price (Cdn$)	2.87	0.21	0.20	3.08	2.21	1.59		2.21	0.21

For the year ended December 31, 2014:

Page F-40 of F-55

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2016, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts)

							Weighted
							average
							remaining
Exercise Price Range	Openning	Granted	Exercised	Forfeiture	Expired	Closing	contractual	Vested &	Unvested
(Cdn$)	Balance					Balance	life (years)	Exercisable
0.80 - 1.00	2,830	3,525	-	(665)	-	5,690	4.15	1,815	3,875
1.01 - 2.35	3,822	-	-	(21)	(1,865)	1,936	0.59	1,936	-
2.36 - 4.75	8,984	-	-	(1,013)	(50)	7,921	2.07	7,921	-
	15,636	3,525	-	(1,699)	(1,915)	15,547	2.65	11,672	3,875
Weighted Average Exercise Price (Cdn$)	3.26	0.80		3.00	2.18	2.87		3.54	0.83

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price based on the historic share price movement, the term of the stock option, the expected life based on past experience, the share price at grant date, expected price volatility of the underlying share based on the historical weekly share price, the expected dividend yield, the historical forfeiture rate and the risk free interest rate as per the Bank of Canada for the term of the stock option.

There were 4.07 million stock options granted during the year ended December 31, 2016 (year ended December 31, 2015 and 2014 – 10.46 million and 3.53 million, respectively). The assessed fair value, using the Black-Scholes option pricing model, of stock options granted during year ended December 31, 2016 was a weighted average of Cdn$0.23 per stock option.

The following table sets out model inputs for stock options granted during the years ended December 31, 2016, 2015 and , 2014:

	December 31,	December 31,	December 31,
	2016	2015	2014
Risk free interest rate	0.53% - 0.67%	0.46% - 1.00%	1.05% - 1.10%
Expected life	3 years	3 years	3 years
Annualized volatility	93.40% - 93.91%	85.64% - 93.46%	75.99% - 76.27%
Dividend yield	0.00%	0.00%	0.00%
Forfeiture rate	2.00%	2.00%	2.00%
Grant date fair value	Cdn$0.23 - $0.27	Cdn$0.09 - $0.25	Cdn$0.16 - $0.27

During the year ended December 31, 2016, the Company recognized in the consolidated statement of comprehensive (loss)/income an expense of $483 (year ended December 31, 2015 and 2014 – $733 and $552, respectively) representing the fair value at the date of grant of stock options granted to employees, directors and officers under the Company’s Stock Option Plan. In addition, an amount of $102 for the year ended December 31, 2016, related to stock options issued to employees of the Company’s subsidiaries in the Congo was capitalized to the exploration and evaluation asset (year ended December 31, 2015 and 2014 – $177 and $171, respectively, capitalized to the exploration and evaluation asset and mine under construction).

These amounts were credited accordingly to contributed surplus in the consolidated statements of financial position.

22.	COMMITMENTS AND CONTINGENCIES

The Company has entered into a number of leases for buildings with renewal terms whereby the lease agreements can be extended based on market prices at the time of renewal. There are no restrictions placed upon the lessee by entering into these leases.

The Company's future minimum operating lease commitments for office premises as at December 31, 2016 are as follows:

2017	$369
2018	283
2019	188
840

Page F-41 of F-55

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2016, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts)

The Company is committed to the payment of surface fees and taxes on its 14 exploration permits. The surface fees and taxes are required to be paid annually under the Congo Mining Code in order to keep exploration permits in good standing.

In addition to the above matters, the Company and its subsidiaries are also subject to legal proceedings and tax audits. The Company does not believe that the outcome of any of these matters, individually or in aggregate, would have a material effect on its consolidated loss, cash flow or financial position.

23.	RELATED PARTY TRANSACTIONS

Key Management Remuneration

The Company’s related parties include key management. Key management includes directors (executive and non-executive), the Chief Executive Officer (“CEO”), the Chief Financial Officer, and the Vice Presidents reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the years ended December 31, 2016, 2015 and 2014 was as follows:

	Years Ended
	December 31,	December 31,	December 31,
	2016	2015	2014
	$	$	$
Short-term employee benefits	3,209	3,338	2,980
Share-based payments	409	583	609
Other benefits	57	68	73
Employee retention allowance	132	253	220
	3,807	4,242	3,882

As of December 31, 2016, the Company no longer has an outstanding balance owing as a part of the 2013 settlement with the former CEO (December 31, 2015- $517).

During the year ended December 31, 2016, directors fees of $469 (year ended December 31, 2015 and 2014 - $316 and $378, respectively) were incurred for non-executive directors of the Company. As of December 31, 2016, $270 was included in accrued liabilities as a payable to key management (December 31, 2015 - $109).

24.	SEGMENTED REPORTING

The Company has three reportable segments: mining operations, mineral exploration, and the development of precious metal projects in the Congo. These segments are consistent with the manner in which the Chief Operating Decision Maker, the Company’s CEO, reviews and evaluates the Company’s performance. The operations of the Company are located in two geographic locations: Canada and the Congo. The Company’s corporate head office is located in Canada and is not an operating segment. All of the Company’s operating revenues are earned from production in the Congo and its mining, exploration and development projects are located in the Congo. As at and for the year ended December 31, 2016, the Company’s Twangiza and Namoya mines are disclosed as separate mining operations. The Development segment in the previous year’s table has been renamed as Mining Operations Namoya since commercial production was declared as of January 1, 2016. The segmented data was expanded to provide additional information for the production costs and depletion and depreciation included in mine operating costs for Mining Operations Twangiza and Mining Operations Namoya. The Company’s sales of gold bullion are predominantly transacted with two customers, each customer purchases greater than 10% of annual revenues.

Page F-42 of F-55

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2016, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts)

For the year ended	Mining Operations	Mining Operations
December 31, 2016	Twangiza	Namoya	Exploration	Corporate	Total
	$	$	$	$	$
Operating revenue	119,445	108,901	-	-	228,346
Production costs	(72,295)	(73,623)	-	-	(145,918)
Depletion and depreciation	(26,114)	(33,880)	-	-	(59,994)
Gross earnings from operations	21,036	1,398	-	-	22,434

General and administrative	(4,391)	(5,331)	-	(6,313)	(16,035)
Share-based payments	(39)	(24)	-	(420)	(483)
Other charges and provisions, net	(4,627)	(1,727)	-	(2,532)	(8,886)
Net income/(loss) from operations	11,979	(5,684)	-	(9,265)	(2,970)

Finance expenses	(6,819)	(7,285)	-	(31,589)	(45,693)
Foreign exchange (loss)/gain	(1,044)	(1,138)	-	310	(1,872)
Interest income	-	-	-	3	3
Net income/(loss) before tax	4,116	(14,107)	-	(40,541)	(50,532)

Income tax expense	-	-	-	(400)	(400)
Net income/(loss)	4,116	(14,107)	-	(40,941)	(50,932)

Gross capital expenditures	23,006	12,901	9,501	2	45,410

For the year ended
December 31, 2015	Mining Operations	Development	Exploration	Corporate	Total
	$	$	$	$	$
Operating revenue	156,710	-	-	-	156,710
Production costs	(74,917)	-	-	-	(74,917)
Depletion and depreciation	(25,748)	-	-	-	(25,748)
Gross earnings from operations	56,045	-	-	-	56,045

General and administrative	(4,814)	-	-	(7,260)	(12,074)
Share-based payments	(97)	-	-	(636)	(733)
Other charges and provisions	(8,848)	(4,216)	-	1,222	(11,842)
Impairment charges	-	(84,300)	-	-	(84,300)
Net income/(loss) from operations	42,286	(88,516)	-	(6,674)	(52,904)

Finance expenses	(5,164)	(404)	-	(14,627)	(20,195)
Foreign exchange (loss)/gain	(266)	-	-	219	(47)
Interest income	-	-	-	3	3
Net income/(loss) before tax	36,856	(88,920)	-	(21,079)	(73,143)

Income tax expense	-	-	-	(400)	(400)
Net income/(loss)	36,856	(88,920)	-	(21,479)	(73,543)

Gross capital expenditures	17,418	123,484	9,779	-	150,681

Page F-43 of F-55

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2016, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts)

For the year ended
December 31, 2014	Mining Operations	Development	Exploration	Corporate	Total
	$	$	$	$	$
Operating revenue	125,436	-	-	-	125,436
Production costs	(69,148)	-	-	-	(69,148)
Depletion and depreciation	(26,897)	-	-	-	(26,897)
Gross earnings from operations	29,391	-	-	-	29,391

General and administrative	(4,104)	-	-	(7,214)	(11,318)
Share-based payments	9	-	-	(561)	(552)
Other charges and provisions, net	(337)	-	-	(804)	(1,141)
Net income/(loss) from operations	24,959	-	-	(8,579)	16,380

Finance expenses	(4,423)	(327)	-	(10,873)	(15,623)
Foreign exchange loss	(373)	-	-	(69)	(442)
Interest income	-	-	-	5	5
Net income/(loss)	20,163	(327)	-	(19,516)	320

Gross capital expenditures	14,025	100,085	12,415	189	126,714

Certain items from the Company’s consolidated statements of financial position are as follows:

December 31, 2016	Mining Operations	Mining Operations
	Twangiza	Namoya	Exploration	Corporate	Total
	$	$	$	$	$
Total non-current assets	265,665	367,741	149,347	65	782,818
Total assets	322,911	414,412	151,428	9,189	897,940
Provision for closure and reclamation	(1,812)	(4,444)	-	-	(6,256)
Non-current long-term debt	(10,000)	-	-	-	(10,000)
Total liabilities	(127,591)	(129,254)	(4,735)	(258,952)	(520,532)

December 31, 2015	Mining Operations	Development
	Twangiza	Namoya	Exploration	Corporate	Total
	$	$	$	$	$
Total non-current assets	271,415	409,658	139,989	117	821,179
Total assets	310,553	419,633	140,965	580	871,731
Provision for closure and reclamation	(3,059)	(5,007)	-	-	(8,066)
Non-current long-term debt	-	-	-	(168,127)	(168,127)
Long-term portion of bank loans	-	(3,012)	-	-	(3,012)
Total liabilities	(93,429)	(104,213)	(4,818)	(249,771)	(452,231)

Geographic segmentation of non-current assets is as follows:

Page F-44 of F-55

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2016, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts)

December 31, 2016	Property, Plant and	Mine Under	Exploration and	Inventory
	Equipment	Construction	Evaluation		Total
	$	$	$	$	$
Congo	628,712	-	149,239	4,802	782,753
Canada	65	-	-	-	65
	628,777	-	149,239	4,802	782,818

December 31, 2015	Property, Plant and	Mine Under	Exploration and	Inventory
	Equipment	Construction	Evaluation		Total
	$	$	$	$	$
Congo	289,510	388,012	139,738	3,802	821,062
Canada	117	-	-	-	117
	289,627	388,012	139,738	3,802	821,179

25.	PRODUCTION COSTS

Production costs for the Company’s Twangiza and Namoya mines for the year ended December 31, 2016 and for the Company’s Twangiza mine for the years ended December 31, 2015 and 2014 are as follows:

	Years ended
	December 31,	December 31,	December 31,
	2016	2015	2014
	$	$	$
Raw materials and consumables	(75,084)	(32,181)	(34,441)
Salaries	(32,683)	(17,785)	(15,441)
Contractors	(23,575)	(10,666)	(9,780)
Overhead	(26,373)	(14,652)	(10,589)
Inventory adjustments	11,797	367	1,103
	(145,918)	(74,917)	(69,148)

26.	GENERAL AND ADMINISTRATIVE EXPENSES

	Years ended
	December 31,	December 31,	December 31,
	2016	2015	2014
	$	$	$
Salaries and employee benefits	(2,899)	(3,363)	(3,102)
Consulting, management, and professional fees	(2,636)	(1,807)	(2,106)
Office and sundry	(1,372)	(2,173)	(1,394)
Congo corporate office	(8,196)	(3,715)	(3,755)
Depreciation	(54)	(75)	(89)
Other	(878)	(941)	(872)
	(16,035)	(12,074)	(11,318)

Page F-45 of F-55

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2016, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts)

27.	OTHER CHARGES AND PROVISIONS, NET

		Years ended
		December 31,	December 31,	December 31,
	Notes	2016	2015	2014
		$	$	$
Legal and shareholder services[1]		-	-	(671)
Impairment of inventories	8	(1,034)	-	-
Restructuring/severance		(295)	-	-
Loss on change in fair value of financial instruments	16, 19	(7,423)	(4,205)	(336)
Loss on disposition of property, plant and equipment	9	(134)	(125)	(153)
Gain on investment, net of loss on disposition		-	(570)	48
Share of loss from investment in associate		-	-	(29)
Congo fines and penalties[2]		-	(6,652)	-
Writeoff of receivables		-	(290)	-
		(8,886)	(11,842)	(1,141)

1 Legal and shareholder services incurred in the year ended December 31, 2014 resulted from dissident shareholder nominations for the election of directors, which nominations were subsequently withdrawn.
2 Amounts currently in dispute

The fines and penalties provided for in the consolidated financial statements during the year ended December 31, 2015 relate to ongoing matters with various taxation authorities in the Congo relating to 2015 and historical years of operations. These matters pertain to the interpretation of tax laws and their interrelationship with the rights provided under the Company’s mining convention. The Company is taking all actions available to mitigate the impact of assessments relating to prior periods and to create clarity and understanding to eliminate ongoing differences in interpretation and exposure. The Company provided for amounts that are management’s best estimate. During the year ended December 31, 2016, $1,463 was paid against the provision of $6,561 recorded in the consolidated statement of financial position as at December 31, 2015. As at December 31, 2016, a total of $5,098 remains in the provision for such fines and penalties under accrued liabilities in the consolidated statement of financial position. The Company is periodically assessed for fines and penalties by government agencies in the Congo related to its operations and subsequent to year end received additional assessments. The Company is in the process of evaluating and responding to these assessments and is unable to determine amounts owing, if any, at this time.

In addition to the recorded provision for fines and penalties, the Company has recorded VAT payable under the assessments and the corresponding VAT receivable that the Company is entitled to receive.

28.	FINANCE EXPENSES

		Years ended
		December 31,	December 31,	December 31,
	Note	2016	2015	2014
		$	$	$
Dividends on Preference Shares	19	(4,219)	(3,178)	(2,304)
Dividends on Private Placement Preferred Shares	19	(3,455)	(2,640)	(2,280)
Transaction costs	13, 16, 18	(3,141)	(5,175)	(1,565)
Interest and bank charges		(34,274)	(8,596)	(8,854)
Accretion	17	(687)	(676)	(620)
Income from derivative instruments		83	70	-
		(45,693)	(20,195)	(15,623)

Page F-46 of F-55

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2016, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts)

29.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

a)	Fair value of financial assets and liabilities

Cash and cash equivalents, restricted cash, trade and other receivables, bank loans, and trade and other payables approximate fair value due to their short-term nature. The fair values of financial assets and liabilities carried at amortized cost (excluding the Offering) are approximated by their carrying values.

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

The following table provides information about financial assets and liabilities measured at fair value in the consolidated statement of financial position and categorized by level according to the significance of the inputs used in making the measurements:

	December 31, 2016
	Quoted prices in active	Significant other	Significant other
	markets for identical	observable inputs	unobservable inputs
	assets (Level 1)	(Level 2)	(Level 3)
	$	$	$
Financial liabilities
Derivative instruments - mark-to-market	-	11,958	-
Preference Shares	-	30,576	-
Private Placement Preferred Shares	-	42,658	-

	December 31, 2015
	Quoted prices in active	Significant other	Significant other
	markets for identical	observable inputs	unobservable inputs
	assets (Level 1)	(Level 2)	(Level 3)
	$	$	$
Financial liabilities
Derivative instruments - mark-to-market	-	53,767	-
Preference Shares	-	28,315	-
Private Placement Preferred Shares	-	41,022	-

b)	Risk Management Policies

The Company is sensitive to changes in commodity prices and foreign exchange. The Company’s board of directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. Although the Company has the ability to address its price-related exposures through the use of options, futures and forward contracts, it currently does not typically enter into such arrangements.

Page F-47 of F-55

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2016, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts)

c)	Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars, Congolese francs, South African rand, British pounds, Australian dollars and European euros. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of comprehensive (loss)/income. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. A 10 percent movement of the US dollar against foreign currencies is not expected to result in a significant impact on the financial statements.

d)	Credit Risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. Financial instruments, which are potentially subject to credit risk for the Company, consist primarily of cash and cash equivalents, restricted cash, and trade and other receivables. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand. Cash and cash equivalents are held in Canada, Barbados and the Congo. The sale of goods exposes the Company to the risk of non-payment by customers. The Company manages this risk by monitoring the creditworthiness of its customers. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

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

The carrying amount of financial assets represents the maximum credit exposure. The Company’s gross credit exposure at December 31, 2016 and December 31, 2015 is as follows:

	December 31,	December 31,
	2016	2015
	$	$
Cash and cash equivalents	1,294	2,262
Restricted cash	10,079	-
Trade and other receivables	25,662	13,020
	37,035	15,282

e)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents, existing credit facilities and capital markets. Should the Company experience production shortfalls at Twangiza, and/or at Namoya, equipment breakdowns, or delays in completion schedules, or should the price of gold decrease, the Company may need to further examine funding options. The Company has entered into a Recapitalization which is expected to improve liquidity (see note 32). The Company has the following financial obligations, excluding preferred shares, classified as financial liabilities:

Page F-48 of F-55

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2016, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts)

December 31, 2016		Payments due by year
	Total	Less than one year	One to three years	Three to four years	After four years
	$	$	$	$	$
Trade and other payables	93,627	93,627	-	-	-
Long-term debt, including interest	218,698	208,033	10,665	-	-
Bank loans	9,513	9,513	-	-	-
Derivative instruments	11,958	9,018	2,940	-	-
Other liabilities	13,213	6,959	6,254	-	-

December 31, 2015		Payments due by year
	Total	Less than one year	One to three years	Three to four years	After four years
	$	$	$	$	$
Trade and other payables	82,235	82,235	-	-	-
Long-term debt, including interest	201,230	17,500	183,730	-	-
Bank loans	14,933	11,921	3,012	-	-
Derivative instruments	53,767	28,763	25,004	-	-
Other liabilites	7,399	2,033	5,366	-	-

f)	Mineral Property Risk

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

	Years ended
	December 31,	December 31,	December 31,
	2016	2015	2014
	$	$	$
Net loss	(50,932)	(73,543)	320
Impact of a 10% weakening of the spot price of gold	(22,835)	(15,671)	(12,544)
Net loss after impact	(73,767)	(89,214)	(12,224)

i)	Title Risk

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

Page F-49 of F-55

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2016, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts)

j)	Capital Management

The Company manages its bank overdraft, net of cash, bank loans, derivative instruments, preference shares, long-term debt, common shares, warrants, stock options, and deficit as capital. The Company’s goal is to maintain a sufficient capital base in order to meet its short term obligations and at the same time preserve investors’ confidence required to sustain future development of the business.

	December 31,	December 31,
	2016	2015
	$	$
Bank overdraft, net of cash	5,912	3,777
Bank loans	9,513	14,933
Derivative liabilities	11,958	53,767
Preference shares	73,234	69,337
Long term debt	206,479	168,127
Share capital	526,987	518,629
Warrants	13,356	13,356
Contributed surplus	43,913	43,431
Deficit	(206,848)	(155,916)
	684,504	729,441

30.	CASH FLOWS

a)	Operating Cash Flows – Working Capital Adjustments

		Years Ended
	Notes	December 31,	December 31,	December 31,
		2016	2015	2014
		$	$	$
Trade and other receivables	6	(12,515)	(4,662)	1,606
Prepaid expenses and deposits	7	(916)	(168)	2,282
Inventories	8	(20,971)	975	(638)
Trade and other payables	12	24,500	(7,142)	9,441
Employee retention allowance	15	(1,070)	(330)	(179)
Deferred revenue	13	-	-	6,000
Derivative instruments - mark-to-market	16	(3,730)	1,955	-
		(14,702)	(9,372)	18,512

Page F-50 of F-55

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2016, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts)

b)	Investing Cash Flows – Non-Cash Additions

		Years Ended
		December 31,	December 31,	December 31,
	Notes	2016	2015	2014
		$	$	$
Exploration and evaluation
Depreciation	9	346	637	805
Share-based payments	21	102	141	144
Employee retention allowance	15	98	185	204

Mine under construction
Depreciation	9	-	7,657	7,628
Share-based payments	21	-	36	28
Employee retention allowance	15	-	426	192
Accrued interest	14	-	5,916	6,492

c)	Financing Cash Flows – Issuance Proceeds, Repayments and Costs

		Years Ended
Gross proceeds from/(repayments) of	Notes	December 31,	December 31,	December 31,
non-equity financing		2016	2015	2014
		$	$	$
Derivative instruments	16	3,480	57,000	-
Deferred revenue	13	66,463	50,000	-
Long-term debt	18	31,045	(40,701)	32,700
Share purchase warrants	16	1,818	-	-
Private placement preferred shares	19	-	-	40,000
		102,806	66,299	72,700

		Years Ended
Issuance costs from non-equity	Notes	December 31,	December 31,	December 31,
financing		2016	2015	2014
		$	$	$
Derivative instruments	16	(300)	(3,675)	-
Deferred revenue	13	(2,031)	(300)	-
Long-term debt	18	(268)	-	(1,153)
Share purchase warrants	16	(32)	-	-
Private placement preferred shares	19	-	-	(1,210)
		(2,631)	(3,975)	(2,363)

Page F-51 of F-55

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2016, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts)

		Years Ended
Gross proceeds from equity financing	Notes	December 31,	December 31,	December 31,
		2016	2015	2014
		$	$	$
Issuance of common shares	20, 21	8,574	9	-

		Years Ended
Issuance costs from equity financing	Notes	December 31,	December 31,	December 31,
		2016	2015	2014
		$	$	$
Issuance of common shares	20	(319)	-	-

31.	INCOME TAXES

The following table outlines the composition of income tax expense between current tax and deferred tax:

	Years Ended
	December 31,	December 31,	December 31,
	2016	2015	2014
Current income tax expense (recovery)	$	$	$
Canada	-	-	-
Foreign	400	400	-
	400	400	-
Deferred income tax expense (recovery)
Canada	-	-	-
Foreign	-	-	-
	-	-	-
Total income tax expense (recovery)	400	400	-

The following table reconciles the income taxes calculated at statutory rates with the income tax expense in the consolidated statement of comprehensive (loss)/income:

	Years Ended
	December 31,	December 31,	December 31,
	2016	2015	2014
	$	$	$
Net (loss)/income for the year	(50,532)	(73,143)	320
Combined federal and provincial income tax rates	26.50%	26.50%	26.50%
Income tax (recovery)/expense at Canadian federal and provincial statutory rates	(13,391)	(19,383)	85
Different statutory rates on earning of foreign subsidiaries	15,929	(8,212)	2,504
Permanent differences	208	(3,988)	(3,642)
Non deductible Namoya impairment charge	-	22,340	-
Change in unrecognized net deductible temporary differences	(2,260)	9,643	1,053
Other	(86)	-	-
Current income tax expense	400	400	-

The Company has net deductible temporary differences in Canada of $118,342 (year ended December 31, 2015 and 2014 - $112,182 and 99,169, respectively) for which no deferred tax asset was recognized:

Page F-52 of F-55

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2016, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts)

	Years Ended
	December 31,	December 31,	December 31,
	2016	2015	2014
	$	$	$
Non-capital losses	90,804	101,307	83,018
Net capital losses	23,367	23,367	23,284
Financing costs	4,795	8,460	9,716
Reserves	930	853	-
Investments	-	-	(140)
Fixed assets	6	-	-
Deductible temporary differences	119,902	133,987	115,878

Fixed assets	-	(17)	47
Compound financial instrument and others	(1,560)	(21,788)	(16,756)
Taxable temporary differences	(1,560)	(21,805)	(16,709)
Net deductible temporary differences	118,342	112,182	99,169

The Company has available non-capital losses in Canada of $90,804 that if not utilized will expire as follows:

$
2028	6,017
2029	11,115
2030	13,377
2031	12,798
2032	18,054
2033	7,058
2034	4,095
2035	18,290
90,804

The Company also has available net capital losses in Canada of approximately $23,367, which can be carried forward indefinitely.

As at December 31, 2016, the Company has available losses and other net deductible temporary differences of approximately $108,848 in relation to its operations in the Congo for which no deferred tax asset has been recognized:

$
Tax losses	134,514
Other temporary differences	(25,666)
Net deductible temporary differences	108,848

In the Congo, the Company is subject to a mining convention signed with the Congolese government that provides the Company with a 10-year tax holiday from the date of commercial production. The tax holiday enables the Company to earn income in the Congo that is exempt from corporate income tax during the period of the tax holiday.

Page F-53 of F-55

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2016, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts)

32.	EVENTS AFTER THE REPORTING PERIOD

The Recapitalization (see note 2b) contemplates (a) the refinancing of the maturing $175,000 Notes and $22,500 Term Loan with new $197,500 senior secured notes with a 4-year maturity and new common shares of the Company, (b) the conversion of the Preference Shares and the Private Placement Preferred Shares (including the value of accrued and unpaid dividends with the exception of an estimated $1,600) into common shares of the Company, representing approximately 60% of the common shares of the Company on a fully-diluted basis (c) the execution of a gold forward sale agreement to raise $45,000 to be used by the Company for working capital and general corporate purposes, including to fund transaction costs and repay a $6,500 interim loan facility provided in February 2017 (which loan facility has an interest rate of 15% and a maturity date of April 14, 2017) and (d) the extension of the maturity dates on the $10,000 Baiyin Loan from July 15, 2018 and September 1, 2018 to February 28, 2020.

In connection with this Recapitalization, holders of the new senior secured notes will be issued 575.11449 common shares per $1 of principal, in aggregate representing approximately 10% of the common shares of the Company on a fully-diluted basis. Outstanding stock options with an exercise price of Cdn$0.80 per share or higher will be cancelled. Existing shareholders together with outstanding warrants and stock options not cancelled, will in aggregate retain approximately 30% of the common shares of the Company on a fully-diluted basis.

The Company intends to implement the Recapitalization by way of a corporate plan of arrangement (a “Plan”) under the Canada Business Corporations Act (the “CBCA”). The Company will continue to operate in the ordinary course of business; trade payables, employees, banks and operations in the DRC and Canada will be unaffected by the Recapitalization and the Plan. The board of directors of the Company has determined that the Recapitalization offers benefits to the Company and is in the best interests of the Company and its stakeholders.

On February 24, 2017, the Company announced that the Ontario Superior Court of Justice issued an interim order (the “Interim Order”) which, among other things, authorizes the Company to convene meetings of holders of its Notes and the Company’s series A preference shares and series B preference shares to approve, among other things, the Plan under the CBCA to implement the Recapitalization.

As the Notes and Term Loan are contemplated to be exchanged pursuant to the terms of the Plan as described above, the principal repayment on the Notes and the Term Loan were not made on March 1, 2017 and the Notes and the Term Loan are expected to remain outstanding until the implementation of the Recapitalization, which implementation is expected to occur in early to mid-April 2017.

The Interim Order also provides a stay whereby, until the earlier of April 30, 2017 and the date the Recapitalization is implemented, any person, including the holders of the Notes, is stayed from exercising certain rights or remedies, including rights or remedies arising as a result of the commencement of proceedings under the CBCA or any default or cross default under the Notes, against or in respect of the Company or any of its material subsidiaries or any of their respective properties or assets.

On March 31, 2017, meetings of Noteholders, preference shareholders and common shareholders of the Company were held and the requisite security holder approvals for the Recapitalization were obtained at those meetings. Implementation of the Recapitalization remains subject to successfully obtaining all other required approvals including those from the court, the Toronto Stock Exchange and the NYSE MKT.

If the remaining requisite approvals are not obtained, the Company may immediately seek to enter Canadian insolvency proceedings under the CCAA. The Support Agreement contemplates that any CCAA plan must be acceptable to certain of the supporting parties and may provide that the existing common shares and all options, warrants, rights or similar instruments be cancelled and extinguished without consideration. Subject to the agreement of certain supporting parties, the Notes, the Term Loan, the Preference Shares and the Private Placement Preferred Shares shall be treated in a manner consistent with the Recapitalization or in a manner otherwise acceptable to certain of the supporting parties in the event of a CCAA plan.

On March 1, 2017, $8,678 of interest on the Notes was paid from restricted cash.

Page F-54 of F-55

Banro Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the years ended December 31, 2016, 2015 and 2014
(Expressed in thousands of U.S. dollars, except per share and per ounce amounts)

In March, 2017, the Company entered into a new bank loan arrangement with Banque Commerciale du Congo (“BCDC”) in the amount of $5,000 that was primarily used to repay an existing facility with BCDC. The loan has an interest rate of 9.5% per annum which is payable monthly and a term of three months ending in May, 2017. Principal payments are not required until the end of the term. In May, 2017, there is an option to extend the principal repayment for an additional three months.

Page F-55 of F-55